As filed with the United States Securities and Exchange Commission on July 25, 2024

Registration No. 333-276422

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

AMENDMENT NO. 8
TO
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

Achari Ventures Holdings Corp. I
(Exact name of registrant as specified in its charter)

_____________________

Delaware	6770	86-1671207
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

60 Walnut Avenue, Suite 400
Clark, New Jersey 07066
(732) 340-0700
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Vikas Desai
Chief Executive Officer
60 Walnut Avenue, Suite 400
Clark, NJ 07066
Telephone: (732) 340-0700

(Name, address, including zip code and telephone number, including area code, of agent for service)
_____________________

Copies to:

William S. Rosenstadt Tim Dockery Ortoli Rosenstadt LLP 366 Madison Avenue New York, NY 10017 (212) 588-0022

_____________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after (i) this registration statement is declared effective and (ii) upon completion of the applicable transactions described in the enclosed joint proxy statement proxy statement/prospectus.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer”, “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Achari Ventures Holdings Corp. I may not issue the securities offered by this joint proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this joint proxy statement/prospectus is a part, is declared effective. This joint proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PROXY STATEMENT FOR
EXTRAORDINARY GENERAL MEETING OF THE STOCKHOLDERS OF
ACHARI VENTURES HOLDINGS CORP. I

PROSPECTUS FOR UP TO 17,600,000 SHARES OF CLASS A COMMON STOCK OF
ACHARI VENTURES HOLDINGS CORP. I
(WHICH WILL BE RENAMED VASO HOLDING CORPORATION IN CONNECTION
WITH THE BUSINESS COMBINATION DESCRIBED HEREIN)

The board of directors (the “Board”) of Achari Ventures Holdings Corp. I, a Delaware corporation (“Achari”), has approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of December 6, 2023 (the “Business Combination Agreement”), by and among Achari, Achari Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Achari (“Merger Sub”), and Vaso Corporation, a Delaware corporation (“Vaso”), a copy of which is attached to this joint proxy statement/prospectus as Annex A.

As described in this joint proxy statement/prospectus, Achari’s stockholders are being asked to consider and vote upon the following proposals, including with respect to approval of the Business Combination, among other items. Capitalized terms used but not defined herein shall have their respective meanings as set forth in the Business Combination Agreement.

Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination Agreement, dated as of December 6, 2023, by and among Achari, Achari Merger Sub, and Vaso, pursuant to which, among other things, Merger Sub shall merge with and into Vaso (the “Merger”), with Vaso being the surviving corporation of the Merger, and, as a result of which, it will become a wholly owned subsidiary of Achari, a copy of the Business Combination Agreement being attached to the accompanying joint proxy statement/prospectus as Annex A, and the transactions contemplated thereby and by the Ancillary Agreements (as defined in the Business Combination Agreement).

Proposal 2 — The Charter Amendment Proposals — To consider and vote upon the approval of the amendment and restatement of Achari’s Sixth Amended and Restated Certificate of Incorporation (the “Current Charter”), in its entirety, and adopt the proposed certificate of incorporation, attached to the accompanying joint proxy statement/prospectus as Annex B (the “SPAC A&R CoI”), in connection with the Business Combination in order to, among other matters, (i) change the post-Business Combination corporate name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (ii) remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination.

Proposal 3 — The Governance Proposals — To consider and vote upon the approval of two governance provisions in the SPAC A&R CoI, as presented separately in accordance with the U.S. Securities and Exchange Commission requirements, to:

(i)     Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and (b) Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share (“Governance Proposal 3A”); and

(ii)    Governance Proposal 3B: increase Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination (the “SPAC Shares”) to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock (“Governance Proposal 3B”).

Proposal 4 — The Reverse Stock Split Proposal — To consider and vote upon an additional change to the SPAC A&R CoI to effect a reverse stock split (the “Reverse Stock Split”) of the outstanding SPAC Shares at a ratio in the range of 1-for-1 to 2-for-1, with such the decision to effectuate such Reverse Stock Split and the ratio of such Reverse Stock Split to be determined at the discretion of the Achari Board and subject to certain conditions as further described herein;

Proposal 5 — The 2024 Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Vaso Holding Corporation 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), substantially in the form attached to the accompanying joint proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2024 Equity Incentive Plan as contemplated by the Business Combination Agreement.

Proposal 6 — The Nasdaq 20% Proposal — To consider and vote upon a proposal to approve the issuance of shares constituting more than 20% of Achari’s issued and outstanding common stock pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b) and (d).

Proposal 7 — The Director Election Proposal — To consider and vote upon a proposal to elect Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert to serve as directors on Achari’s board of directors until the next annual meeting of Achari’s stockholders or until their respective successors are elected and qualified.

Proposal 8 — The Adjournment Proposal — To approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established.

On the date of the closing of the Business Combination (the “Closing”), Merger Sub will merge with and into Vaso (the “Merger”), with Vaso being the surviving corporation of the Merger (the date and time that the Merger becomes effective being referred to herein as the “Effective Time”), and, as a result of which, Vaso will become a wholly owned subsidiary of Achari.

Prior and subject to the Effective Time, assuming Proposal 4 is approved by Achari’s stockholders at the Stockholders’ Meeting, if necessary for compliance with Nasdaq Initial Listing Standards, approved by the Achari Board and consented to by the Vaso Board of Directors, Achari may effect a Reverse Stock Split, pursuant to which each then-outstanding SPAC Share will become and be converted into such number of shares of Achari common stock as is determined by multiplying such SPAC Shares by a ratio in the range of 1-for-1 or 2-for-1, with such ratio to be determined at the discretion of the Achari Board.

At the Effective Time, the SPAC A&R CoI which shall have been filed with the Secretary of State of the State of Delaware (which will amend and restate, in its entirety Achari’s Current Charter) will authorize two classes of Common Stock: the Class A Common Stock and the Class B Common. Pursuant to the SPAC A&R, CoI, holders of Class A Common Stock are entitled to one vote per share of the same, while holders of Class B Common Stock are entitled to one-hundred votes per share of the same, and all such holders will vote together as a single class except as otherwise required by applicable law. Further, pursuant to the SPAC A&R CoI, each share of Class B Common Stock held of record shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock on the first calendar day after the fifth anniversary of its issuance. No shares of Class B Common Stock will be outstanding following the consummation of the Business Combination. However, at any point following the Effective Time, we may issue Class B Common Stock upon authorization from the Achari Board, without the need for further stockholder approval. If such shares of Class B Common Stock are issued in the future, the holders of Class B Common Stock, will collectively likely hold a substantial majority of the voting power of our outstanding capital stock, and may therefore be able to control matters submitted to our common stockholders for approval. This concentrated control of common stock voting power may limit or preclude the ability of holders of our Class A Common Stock to influence certain corporate matters. We believe that it is important for the post-Business Combination company to have available for issuance shares of Class B Common Stock to provide necessary flexibility for future corporate needs. No Class B Common Stock or preferred stock will be outstanding upon completion of the Business Combination. However, such Class B Common Stock or preferred stock may be issued in the future, for example to investors in situations where we are not able to conduct a fundraising through the issuance of Class A Common Stock or in certain other circumstances. See section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

Pursuant to the SPAC A&R CoI, except as required by applicable law, beginning on the date on which there are no longer any Achari Put Shares (as defined in that certain Put Option Agreement, to be entered into simultaneously with the Closing by and among Achari, Vaso and Achari Sponsor Holdings I LLC, a Delaware limited liability company and the sponsor of Achari (the “Sponsor”) (such agreement, the “Put Option Agreement”)) that remain outstanding (the “Put Option Deadline”), each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the Put Option Deadline, without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each share of common stock, par value $0.001 per share, of Vaso (the “Vaso Shares”) (excluding any dissenting shares and cancelled treasury stock) issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into shares of Class A Common Stock based on an exchange ratio of approximately 0.0998 shares of Class A Common Stock for each Vaso Share, assuming the Reverse Stock Split does not occur (for further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”). In certain instances herein, we have assumed that the Reverse Stock Split does not occur because the Reverse Stock Split will only occur if the trading price of Vaso’s common stock does not meet applicable price thresholds set by Nasdaq in connection with Nasdaq’s initial listing standards. As part of their initial listing standards, Nasdaq requires that our Class A Common Stock will have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination. Such $4.00 per share minimum bid price takes into account the Exchange Ratio included in the Business Combination Agreement of 0.0998 and the pre-closing per share bid price of Vaso’s common stock. With such an Exchange Ratio, the closing bid price of Vaso’s common stock would need to exceed $0.40 per share prior to the closing of the Business Combination in order to satisfy Nasdaq’s initial listing standards. However, if the Reverse Stock Split were to occur, the Exchange Ratio would be proportionally adjusted to reflect such Reverse Stock Split, and the closing bid price of Vaso’s common stock would need to exceed a lower price threshold per share prior to the closing of the Business Combination, for example $0.20 per share (in the event of a 1-for-2 Reverse Stock Split). The trading price of Vaso’s common stock has been historically volatile having in recent years had a high market price in one year representing over 200% of its low market price in the same year. For example, the bid price for Vaso’s common stock on the OTCQX ranged (i) from a low of $0.04 to a high of $0.22 in 2022 and (ii) from a low of $0.16 to a high of $0.37 in 2023. Although the closing price of Vaso’s common stock was $0.28 per share on June 26, 2024, we believe that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. As a result of these factors, which we believe may influence the trading price of Vaso’s common stock prior to the consummation of the Business Combination, and consequently the need to effect the Reverse Stock Split (which will only occur if the trading price of Vaso’s common stock does not meet the applicable price thresholds set by Nasdaq prior to the closing of the Business Combination), we have assumed such Reverse Stock Split does not occur in certain presentations contained herein. Our belief that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself may be misplaced. We cannot guarantee that the market price of our common stock will increase prior to the Business Combination or that the value of the Class A Common Stock after the Business Combination will increase or maintain its initial market price.

The SPAC Shares are currently listed on the Nasdaq Global Market (The Nasdaq Stock Market LLC, including any of the tiers thereof, “Nasdaq”) under the symbol “AVHI”. However, trading in the Company’s securities is currently suspended on Nasdaq, and Achari’s Units, Public Shares and Public Warrants are only eligible to trade at this time on the “pink” tier of the OTC Markets Group, Inc. Exchange (the “OTC Markets”) under the symbols “AVHIU”, “AVHI” and “AVHIW,” respectively. The trading suspension of the Company’s securities resulted from a delisting determination issued to the Company by Nasdaq related to the failure to consummate the Vaso Business Combination by the extended deadline of April 2, 2024 set forth by Nasdaq and compliance with: (i) Nasdaq’s $50 million minimum “Market Value of Listed Securities” requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) and (ii) Nasdaq’s requirement to maintain a minimum of 400 total shareholders for continued listing set forth in Nasdaq Listing Rule 5450(a)(2). As a result, trading in the Company’s securities on The Nasdaq Global Market was suspended effective with the open of the market on April 9, 2024. In response to the notice that a delisting determination had been made, the Company submitted an appeal to the Nasdaq Hearing Review Council (the “Listing Council”) on April 19, 2024. On June 20, 2024, after review of certain supporting memorandum submitted on behalf of the Company and the Nasdaq Hearing Panel (the “Panel”), the Listing Council affirmed the decision of the Panel. At this time, Achari’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. If the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Business Combination if Nasdaq approves the Company’s initial listing application, but at this time there can be no guarantee that Nasdaq will do so, which may delay, or ultimately prevent the consummation of the Business Combination. If the Company’s securities are delisted prior to the consummation of the Business Combination, such delisting may delay, or entirely prevent, the consummation of the Business

Combination. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information.

Prior to Closing, Achari will use its reasonable best efforts to cause the Class A Common Stock to be issued in connection with the Business Combination to be approved for listing on Nasdaq, including by submitting, prior to the Closing, an initial listing application with Nasdaq (the “Stock Exchange Listing Application”) with respect to such shares, subject to official notice of issuance. In connection with the Closing, the Class A Common Stock and the then issued and outstanding warrants entitling the holder thereof to purchase three quarters of one (1) SPAC Share at a price of $11.50 per share (subject to adjustment as described in the Warrant Agreement attached as Exhibit 4.1 to this joint proxy statement/prospectus), issued pursuant to the Warrant Agreement (such warrants, the “SPAC Warrants”) will trade publicly on Nasdaq under the ticker symbols “VASO” and “VASOW”, respectively (or alternative ticker symbols chosen by Vaso and reasonably acceptable to Achari).

It is a condition of the consummation of the Business Combination that Achari’s Stock Exchange Listing Application shall have been conditionally approved, and immediately following the Effective Time, Achari must satisfy any applicable initial and continuing listing requirements of Nasdaq, and the Class A Common Stock issued in connection with the Business Combination shall have been approved for listing on Nasdaq. However, there can be no assurance that such listing condition will be met or that Achari will obtain such approval from Nasdaq. If such listing condition is not met or if such approval is not obtained, the Business Combination will not be consummated unless such stock exchange approval condition set forth in the Business Combination Agreement is waived by the applicable parties.

Achari reserves the right to postpone or adjourn the extraordinary general meeting of the holders of SPAC Shares (the “Stockholders’ Meeting”) on one or more occasions in accordance with the terms and conditions of the Business Combination Agreement.

This joint proxy statement/prospectus provides stockholders of Achari with detailed information about the Business Combination and other matters to be considered at the Stockholders’ Meeting. It also includes information about Achari and Vaso. We encourage you to read this entire joint proxy statement/prospectus, including the Annexes hereto and the other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” in this joint proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS JOINT PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

This joint proxy statement/prospectus is dated ________, 2024, and is first being mailed to
Achari’s stockholders on or about ________, 2024.

Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

Dear Stockholders:

You are cordially invited to attend the extraordinary general meeting (the “Stockholders’ Meeting”) of the stockholders of Achari Ventures Holdings Corp. I (“Achari”) to be held on, ___ 2024, which we intend to hold virtually at https://www.cstproxy.com/            . Achari is a Delaware corporation incorporated as a blank check company for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities.

Holders of the common stock of Achari will be asked to approve, among other things, the Business Combination Agreement, dated as of December 6, 2023, by and among Achari, Vaso Corporation, a Delaware corporation (“Vaso”), and Achari Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Achari (“Merger Sub”) (as amended from time to time in accordance with its terms, the “Business Combination Agreement”), pursuant to which Merger Sub will merge (the “Merger”) with and into Vaso, with Vaso surviving the merger (the transactions contemplated by the Business Combination Agreement, including, without limitation, the Merger, the “Business Combination”). As a result, Vaso will become a wholly-owned subsidiary of Achari. The holders of the capital stock of Vaso will be entitled to receive up to an aggregate of 17,600,000 shares (such amount of shares assuming the Reverse Stock Split does not occur; for further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”) of Class A Common Stock, par value $0.0001 per share, of Achari (the “Class A Common Stock”) in exchange for all of the outstanding shares of Vaso’s capital stock. In certain instances herein, we have assumed that the Reverse Stock Split does not occur because the Reverse Stock Split will only occur if the trading price of Vaso’s common stock does not meet applicable price thresholds set by Nasdaq in connection with Nasdaq’s initial listing standards. As part of their initial listing standards, Nasdaq requires that our Class A Common Stock will have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination. Such $4.00 per share minimum bid price takes into account the Exchange Ratio included in the Business Combination Agreement of 0.0998 and the pre-closing per share bid price of Vaso’s common stock. With such an Exchange Ratio, the closing bid price of Vaso’s common stock would need to exceed $0.40 per share prior to the closing of the Business Combination in order to satisfy Nasdaq’s initial listing standards. However, if the Reverse Stock Split were to occur, the Exchange Ratio would be proportionally adjusted to reflect such Reverse Stock Split, and the closing bid price of Vaso’s common stock would need to exceed a lower price threshold per share prior to the closing of the Business Combination, for example $0.20 per share (in the event of a 1-for-2 Reverse Stock Split). The trading price of Vaso’s common stock has been historically volatile having in recent years had a high market price in one year representing over 200% of its low market price in the same year. For example, the bid price for Vaso’s common stock on the OTCQX ranged (i) from a low of $0.04 to a high of $0.22 in 2022 and (ii) from a low of $0.16 to a high of $0.37 in 2023. Although the closing price of Vaso’s common stock was $0.28 per share on June 28, 2024, we believe that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. As a result of these factors, which we believe may influence the trading price of Vaso’s common stock prior to the consummation of the Business Combination, and consequently the need to effect the Reverse Stock Split (which will only occur if the trading price of Vaso’s common stock does not meet the applicable price thresholds set by Nasdaq prior to the closing of the Business Combination), we have assumed such Reverse Stock Split does not occur in certain presentations contained herein. Our belief that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself may be misplaced. We cannot guarantee that the market price of our common stock will increase prior to the Business Combination or that the value of the Class A Common Stock after the Business Combination will increase or maintain its initial market price.

An amended and restated certificate of incorporation of Achari, to be filed with the Secretary of State of the State of Delaware on the date of the consummation of the Merger (the “SPAC A&R CoI”), will authorize two classes of common stock of Achari, $0.0001 par value per share (the “Common Stock”): the Class A Common Stock and the Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock”).

Pursuant to the SPAC A&R CoI, holders of Class A Common Stock are entitled to one vote per share of the same, while holders of Class B Common Stock are entitled to one hundred votes per share of the same, and all such holders will vote together as a single class except as otherwise required by applicable law. Further, pursuant to the SPAC A&R CoI, each share of Class B Common Stock held of record shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock on the first calendar day after the fifth anniversary of its issuance. No shares of Class B Common Stock will be outstanding following the consummation of the Business Combination. However, any point following the Effective Time, we may issue Class B Common Stock upon authorization from the Achari board of directors (the “Achari Board”), without the need for further stockholder approval. If such shares of Class B Common Stock are issued in the future, the holders of Class B Common Stock, will collectively likely hold a substantial majority of the voting power of our outstanding capital stock, and may therefore be able to control matters submitted to our common stockholders for approval. This concentrated control of common stock voting power may limit or preclude the ability of holders of our Class A Common Stock to influence certain corporate matters. The Achari Board believes that it is important for the post-Business Combination company to have available for issuance shares of Class B Common Stock to provide necessary flexibility for future corporate needs. No Class B Common Stock or preferred stock will be outstanding upon completion of the Business Combination. However, such Class B Common Stock or preferred stock may be issued in the future, for example to investors in situations where we are not able to conduct a fundraising through the issuance of Class A Common Stock or in certain other circumstances. See section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

Pursuant to the SPAC A&R CoI, except as required by applicable law, beginning on the date on which there are no longer any Achari Put Shares (as defined in that certain Put Option Agreement, to be entered into simultaneously with the consummation of the Business Combination, by and among Achari, Vaso and Achari Sponsor Holdings I LLC, a Delaware limited liability company and the sponsor of Achari (the “Sponsor”) (such agreement, the “Put Option Agreement”)) that remain outstanding (the “Put Option Deadline”), each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the Put Option Deadline, without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock.

Pursuant to Achari’s Sixth Amended and Restated Certificate of Incorporation (the “Current Charter”), a holder of issued and outstanding shares of common stock, par value $0.0001 per share, of Achari (the “SPAC Shares”) may request that Achari redeem all or a portion of such SPAC Shares for cash if the Business Combination is consummated. A “Public Stockholder” as used herein means a holder of SPAC Shares, other than our Sponsor (or any other holder of our Founder Shares) and our officers and directors. To exercise such redemption rights, a Public Stockholder must identify itself in writing as a beneficial holder of the applicable SPAC Shares and provide its legal name, phone number and address to Achari’s transfer agent in order to validly redeem such SPAC Shares. Public Stockholders may elect to redeem their respective SPAC Shares whether they vote “For” or “Against” the Business Combination Proposal (as hereinafter described in the accompanying joint proxy statement/prospectus) or abstain from voting. If the Business Combination is not consummated, the SPAC Shares will be returned to the respective holders, broker or bank, as applicable. If the Business Combination is consummated, and if a Public Stockholder properly exercises its right to redeem all or a portion of the SPAC Shares that it holds and timely tenders or delivers such SPAC Shares to Achari’s transfer agent, Achari will redeem such SPAC Shares for a per share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of Achari’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in such trust account (net of taxes payable).

Notwithstanding the foregoing, a Public Stockholder, together with any such stockholder’s affiliates or any other person or entity with whom such stockholder is acting in concert or as a “group” (as defined in Section 13 of the Securities Exchange Act of 1934, as amended), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the SPAC Shares sold in Achari’s initial public offering.

For illustrative purposes, as of __________, 2024, the most recent practicable date prior to the date of the accompanying joint proxy statement/prospectus, the redemption price per share would have amounted to approximately $__________, based on the aggregate amount on deposit in the aforementioned trust account of approximately $__________ as of _________, 2024 (including interest earned on the funds held in such trust account and not previously released to Achari to pay its taxes), divided by the total number of then outstanding shares of Achari’s common stock which were originally sold in its initial public offering (whether they were purchased in the initial public offering or thereafter in the open market) and for the avoidance of doubt, excluding our Founder Shares (the “Public Shares”). If a Public Stockholder exercises its redemption rights in full, then it will be electing to exchange its SPAC Shares for cash and, upon the consummation of the Business Combination, will no longer own any SPAC Shares. See “Stockholders’ Meeting — Redemption Rights” in the accompanying joint proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your SPAC Shares for cash. A Public Stockholder must complete the procedures for electing to redeem its SPAC Shares in the manner described in the accompanying joint proxy statement/prospectus prior to 5:00 p.m., Eastern Time, on _________, 2024 (i.e., two business days before the initially scheduled date of the Stockholders’ Meeting) in order for its SPAC Shares to be redeemed.

The percentage of the issued and outstanding shares of Common Stock immediately following the consummation of the Business Combination that will be held by our Public Stockholders will depend on how many of those stockholders redeem their respective SPAC Shares in connection with the Business Combination. For example, if our Public Stockholders redeem none of the redeemable SPAC Shares, our remaining current Public Stockholders will own approximately 2.9% of the issued and outstanding shares of Common Stock following the Business Combination (assuming no warrants have been exercised), whereas, if such redemption were 40% of all redeemable SPAC Shares, then the current Public Stockholders would own approximately 1.8% of the issued and outstanding shares of Common Stock immediately following the consummation of the Business Combination (assuming no warrants have been exercised).

Upon the consummation of the Merger, the SPAC A&R CoI, which shall have been filed with the Secretary of State of the State of Delaware (the SPAC A&R CoI will amend and restate, in its entirety, the Current Charter), will reflect that Achari (i) has changed its name to Vaso Holding Corporation, and (ii) the reclassification of all of Achari’s then authorized shares of Common Stock (as described herein). The issuance of shares of Class A Common Stock to the securityholders of Vaso is being registered on a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part.

To vote its Public Shares at the Stockholders’ Meeting on the Business Combination Proposal (as defined in Proposal 1 of the accompanying joint proxy statement/prospectus), a stockholder must be a stockholder of Achari as of ______, 2024, the record date for the Stockholders’ Meeting (the “Record Date”). Accordingly, if you purchase Public Shares after the Record Date, you will not be able to redeem your shares upon consummation of the Business Combination unless you have either (i) obtained a written agreement from the seller/transferor of such Public Shares whereby such seller/transferor agrees to vote such shares in accordance with your instructions, or (ii) obtained a proxy from such seller/transferor which authorizes you to vote the Public Shares held in record name of such seller/transferor, and you must actually vote such Public Shares on the Business Combination Proposal.

On July 16, 2024, the trust account established at the consummation of Achari’s initial public offering held approximately $3,560,520. On June 28, 2024, the closing price of Achari’s common stock as reported by the OTC Markets was $11.30, and the closing price of Achari’s warrants as reported by the OTC Markets was $0.024. As of March 31, 2024, Achari held approximately $10,524 in cash outside of the Trust Account (as hereinafter defined), with such cash available for working capital purposes.

Each stockholder’s vote is important. Whether or not you plan to attend the Stockholders’ Meeting virtually, please submit your proxy card without delay. Stockholders may revoke proxies at any time before they are voted at the Stockholders’ Meeting. Voting by proxy will not prevent a stockholder from voting virtually at the Stockholders’ Meeting if such stockholder subsequently chooses to attend the Stockholders’ Meeting.

If you plan to attend the Stockholders’ Meeting and are a beneficial holder of SPAC Shares who owns your shares through a bank or broker, you will need to contact Continental Stock Transfer & Trust Company to receive a control number. Please read carefully the sections in the accompanying joint proxy statement/prospectus regarding attending and voting at the Stockholders’ Meeting to ensure that you comply with these requirements.

We encourage you to read this joint proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” herein.

Achari’s Board of Directors unanimously recommends that Achari stockholders vote “FOR” approval of each of the proposals set forth herein. Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their respective interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote “FOR” approval of each of the proposals set forth herein. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination.”

Very truly yours,

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I

Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, New Jersey 07066

NOTICE OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON             , 2024

TO THE STOCKHOLDERS OF ACHARI VENTURES HOLDINGS CORP. I:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of stockholders (the “Stockholders’ Meeting”) of Achari Ventures Holdings Corp. I, a Delaware corporation (“Achari”), will be held at ____ a.m. Eastern Time, on             , 2024. The Stockholders’ Meeting will be a completely virtual meeting of Achari’s stockholders, which will be conducted via live webcast. You will be able to attend the Stockholders’ Meeting online and vote during the Stockholders’ Meeting by visiting https://www.cstproxy.com             . You are cordially invited to attend the Stockholders’ Meeting online, which will be held for the following purposes (capitalized terms used but not defined herein shall have their respective meanings as set forth in the Business Combination Agreement (as hereinafter defined)):

(1)    To consider and vote upon a proposal to approve the Business Combination Agreement (as amended from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of December 6, 2023, by and among Achari, Achari Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Vaso Corporation, a Delaware corporation (“Vaso”), pursuant to which, among other things, Merger Sub shall merge with and into Vaso (the “Merger”), with Vaso being the surviving corporation of the Merger, and, as a result of which, it will become a wholly owned subsidiary of Achari, a copy of the Business Combination Agreement being attached to the accompanying joint proxy statement/prospectus as Annex A, and the transactions contemplated thereby and by the Ancillary Agreements (as defined in the Business Combination Agreement), including the Merger (collectively referred to herein as the “Business Combination”). This proposal is referred to as the “Business Combination Proposal” or “Proposal 1”.

(2)    To consider and vote upon the approval of the amendment and restatement of Achari’s Sixth Amended and Restated Certificate of Incorporation (the “Current Charter”), in its entirety, and adopt the proposed certificate of incorporation, attached to the accompanying joint proxy statement/prospectus as Annex B (the “SPAC A&R CoI”), in connection with the Business Combination in order to, among other matters, (i) change the post-Business Combination corporate name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (ii) remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination. This proposal is collectively referred to as the “Charter Amendment Proposals” or “Proposal 2”.

(3)    To consider and vote upon the approval of two governance provisions in the SPAC A&R CoI, as presented separately in accordance with the U.S. Securities and Exchange Commission requirements, to:

(i)     Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and (b) Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share (“Governance Proposal 3A”); and

(ii)    Governance Proposal 3B: increase the Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination (the “SPAC Shares”) to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock (“Governance Proposal 3B”).

These proposals are referred to as the “Governance Proposals” or “Proposal 3”.

(4)    To consider and vote upon an additional change to the SPAC A&R CoI to effect a reverse stock split (the “Reverse Stock Split”) of the outstanding SPAC Shares at a ratio in the range of 1-for-1 to 2-for-1, with the decision to effectuate such Reverse Stock Split and the ratio of such Reverse Stock Split to be determined at the discretion of the Achari Board and subject to certain conditions as further described herein. This proposal is referred to as the “Reverse Stock Split Proposal” or “Proposal 4”.

(5)    To consider and vote upon a proposal to approve and adopt the approve the Vaso Holding Corporation 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), substantially in the form attached to the accompanying joint proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2024 Equity Incentive Plan as contemplated by the Business Combination Agreement. This proposal is referred to as the “2024 Equity Incentive Plan Proposal” or “Proposal 5”.

(6)    To consider and vote upon a proposal to approve the issuance of shares constituting more than 20% of Achari’s issued and outstanding common stock pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b), and (d). This proposal is referred to as the “Nasdaq 20% Proposal” or “Proposal 6”.

(7)    To consider and vote upon a proposal to elect Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert, to serve as directors on Achari’s board of directors until the next annual meeting of Achari’s stockholders or until their respective successors are elected and qualified. This proposal is referred to as the “Director Election Proposal” or “Proposal 7”.

(8)    To approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. This proposal is called the “Adjournment Proposal” or “Proposal 8”.

The above matters are more fully described in the accompanying joint proxy statement/prospectus. We urge you to read carefully the accompanying joint proxy statement/prospectus in its entirety, including the Annexes and accompanying financial statements of Achari and Vaso.

Proposals 1 through 8 above are sometimes collectively referred to herein as the “Proposals”. Unless waived by the parties to the Business Combination Agreement, the closing of the Business Combination is conditioned upon the approval by our stockholders of the Business Combination Proposal, the Charter Amendment Proposals, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”). Although the Business Combination Agreement does not expressly condition the closing of the Business Combination upon the approval by our stockholders of the Reverse Stock Split, the closing of the Business Combination is conditioned upon approval of Achari’s initial listing application with Nasdaq in connection with the Business Combination, and depending of the market price of Vaso’s common stock, the implementation of the Reverse Stock Split might be necessary for Nasdaq to approve Achari’s initial listing application and so that such condition precedent to the Business Combination can be met. Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement, although we will also seek approval of the Reverse Stock Split Proposal at the Stockholders Meeting in order to provide the Company with maximum flexibility in connection with consummating the Business Combination, (for further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”). The closing of the Business Combination is also conditioned, as set out herein, on matters that are outside of our control, including, without limitation, the approval of the Business Combination by the Vaso stockholders.

It is important for you to note that, in the event that the Business Combination Proposal is not approved by our stockholders, then Achari will not consummate the Business Combination. If Achari does not consummate the Business Combination and fails to complete an initial business combination by October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options (as defined herein)) or fails to obtain the approval of Achari’s board of directors and its stockholders to extend the deadline beyond such date, then Achari will be required to dissolve and liquidate.

As of July 16, 2024, there were 2,809,010 shares of common stock of Achari issued and outstanding and entitled to vote. Only Achari stockholders who hold common stock of record as of the close of business on             , 2024 (the “Record Date”), are entitled to vote at the Stockholders’ Meeting or any adjournment thereof. This joint proxy statement/prospectus is first being mailed to Achari’s stockholders on or about _______, 2024.

Achari has determined that the Stockholders’ Meeting will be a virtual meeting conducted exclusively via live webcast. You or your proxyholder will be able to attend such virtual meeting online, vote, view the list of stockholders entitled to vote at such meeting and submit questions during such meeting by visiting              and using a control number assigned by Continental Stock Transfer & Trust Company, our transfer agent, where you will be able to listen to such meeting live and vote during such meeting. Additionally, you have the option to listen to such meeting by dialing              (toll-free within the U.S. and Canada) or              (outside of the U.S. and Canada, standard rates apply). The passcode for telephone access to such meeting is             , but please note that you cannot vote or ask questions if you choose to participate telephonically. Please note that you will only be able to access such meeting by means of remote communication. To register and receive access to such meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in this joint proxy statement/prospectus. Only stockholders of record at the close of business on the Record Date may vote at the Stockholders’ Meeting or any adjournment thereof. A complete list of our stockholders of record entitled to vote at the Stockholders’ Meeting will be available for ten days before the Stockholders’ Meeting at our principal executive offices for inspection by stockholders during ordinary business hours for any purpose germane to the Stockholders’ Meeting.

Approval of the Business Combination Proposal, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Adjournment Proposal will each require the affirmative vote of a majority of the issued and outstanding shares of our common stock present or represented by proxy and entitled to vote at the Stockholders’ Meeting or any adjournment thereof. Abstentions will have no effect on the vote count for each of these Proposals. Achari does not expect there to be any broker non-votes on any of these Proposals.

The approval of the Charter Amendment Proposals, Governance Proposal 3A, Governance Proposal 3B and the Reverse Stock Proposal requires the affirmative vote (virtually or by proxy) of the holders of sixty-five percent of all then issued and outstanding shares of our common stock entitled to vote thereon at the Stockholders’ Meeting. Accordingly, abstentions will have the same effect as a vote AGAINST this Proposal. Achari does not expect there to be any broker non-votes in connection with this Proposal.

The Director Election Proposal is decided by a plurality of the votes cast by the stockholders present virtually or represented by proxy at the Stockholders’ Meeting and entitled to vote on the election of Achari’s directors. This means that the director nominees will be elected if they receive more affirmative votes than any other nominee for the same position. Stockholders may not cumulate their votes with respect to the election of directors. Abstentions will have no effect on the vote count for this Proposal. Achari does not expect there to be any broker non-votes on this Proposal. The presence virtually or by proxy of a majority of the outstanding shares of Achari’s common stock entitled to vote at the Stockholders’ Meeting is necessary to constitute a quorum at the Stockholders’ Meeting. A stockholder’s failure to vote by proxy or to vote virtually at the Stockholders’ Meeting (which would include voting at the virtual Stockholders’ Meeting) will not be counted towards the number of shares of Achari’s common stock required to validly establish a quorum. Votes of stockholders of record who participate in the Stockholders’ Meeting or by proxy will be counted as present for purposes of determining whether a quorum exists, whether or not such holder abstains from voting on all of the Proposals. If you are a beneficial owner (as defined below) of shares of Achari’s common stock and you do not instruct your bank, broker or other nominee how to vote your shares on any of the Proposals, your shares will not be counted as present at the Stockholders’ Meeting for purposes of determining whether a quorum exists.

Our Board of Directors unanimously recommends that you vote “FOR” each of these Proposals and “FOR” each of the director nominees. Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their respective interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

Achari currently has authorized share capital of 100,000,000 shares of common stock of which 2,809,010 are issued and outstanding as of July 16, 2024, with a par value of $0.0001 per share, and 1,000,000 shares of preferred stock with a par value of $0.0001 per share, none of which are issued or outstanding.

Holders of Achari’s common stock will not be entitled to appraisal rights under Delaware law in connection with the Business Combination Proposal or any other Proposal.

Pursuant to the Current Charter, we are providing our Public Stockholders with the opportunity to redeem, upon the Closing, shares of common stock of Achari then held by them for a per share price, payable in cash, equal to a pro rata portion of the aggregate amount then on deposit in the Trust Account in accordance with the Current Charter (as equitably adjusted for stock splits, stock dividends, combinations, recapitalizations and the like after the Closing) (the “Redemption Price”). The Redemption Price will be calculated two days prior to the completion of the Business Combination in accordance with the Current Charter. The per share amount that we will distribute to stockholders who properly redeem their respective shares will not be reduced by the deferred underwriting commission that we will pay to the underwriters of Achari’s initial public offering pursuant to the registration statement on Form S-1 declared effective by the SEC on October 14, 2021 (File No. 333-258476) (the “IPO”) or transaction expenses incurred in connection with the Business Combination. For illustrative purposes and, based on the funds estimated to be held in the Trust Account of approximately $3,560,520 as of July 31, 2024, the estimated per share redemption price would be approximately $11.58, net of taxes payable as of such date. Public Stockholders may elect to redeem their respective Public Shares even if they vote for the Business Combination.

You will be entitled to receive cash for any Public Shares to be redeemed only if you vote your Public Shares in favor of the Business Combination Proposal and:

(i)     (a) hold Public Shares, or (b) hold Public Shares through units and you elect to separate your units into the underlying Public Shares and warrants (the “Public Warrants”) prior to exercising your redemption rights with respect to the Public Shares; and

(ii)    prior to 5:00 p.m., Eastern time, on ______, 2024, (a) submit a written request to the Transfer Agent that Achari redeem your Public Shares for cash, and (b) deliver your Public Shares to the Transfer Agent physically or electronically through the Depository Trust Company.

To vote its Public Shares on the Business Combination Proposal at the Stockholders’ Meeting, a stockholder must be a stockholder of Achari as of the Record Date. Accordingly, if you purchase Public Shares after the Record Date, you will not be able to redeem your shares upon consummation of the Business Combination unless you have either (i) obtained a written agreement from the seller/transferor of the Public Shares whereby such seller/transferor agrees to vote such shares in accordance with your instructions, or (ii) obtained a proxy from such seller/transferor which authorizes you to vote the Public Shares held in record name of such seller/transferor, and you must actually vote such Public Shares on the Business Combination Proposal.

Holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising their respective redemption rights with respect to Public Shares. Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with our consent, until the Closing.

A Public Stockholder, together with any of his, her or its affiliates or any other Person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming in the aggregate, his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the shares of common stock included in the units sold in our IPO without the prior consent of Achari. We have no specified maximum redemption threshold under the Current Charter, other than the aforementioned 15% threshold. Every share of common stock that is redeemed by our Public Stockholders will reduce the amount in the Trust Account, which was approximately $3,560,520 as of July 16, 2024. Holders of our outstanding Public Warrants do not have redemption rights in connection with the Business Combination. Unless otherwise specified, the information in the accompanying joint proxy statement/prospectus assumes that none of our Public Stockholder exercise their respective redemption rights with respect to Public Shares.

Achari Sponsor Holdings I LLC, a Delaware limited liability company and the sponsor of Achari (the “Sponsor”), and our officers and directors have agreed to waive their respective redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, and the shares of Achari’s common stock held by them will be excluded from the pro rata calculation used to determine the per share redemption price. The Sponsor, certain members of the Sponsor and our directors and officers have agreed to vote any shares of Achari’s common stock owned by them in favor of the Business Combination. Currently, the Sponsor, certain members of the Sponsor and Achari’s directors and our officers collectively own approximately 81.9% of our issued and outstanding shares of common stock.

Whether or not you plan to attend the Stockholders’ Meeting virtually, please submit your proxy card without delay. Voting by proxy will not prevent you from voting your shares virtually if you subsequently choose to attend the Stockholders’ Meeting. If you fail to return your proxy card and do not attend such meeting virtually, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Stockholders’ Meeting. You may revoke a proxy at any time before it is voted at the Stockholders’ Meeting by executing and returning a proxy card dated later than the previous one, by attending the Stockholders’ Meeting virtually and casting your vote by ballot or by submitting a written revocation that is received by us before we take the vote at the Stockholders’ Meeting to the Secretary, Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400, Clark, New Jersey 07066; telephone: (732) 340-0700. If you hold your shares through a bank, broker or other nominee, you should follow the instructions of your bank, broker or other nominee regarding revocation of proxies.

Achari’s Board of Directors unanimously recommends that Achari’s stockholders vote “FOR” approval of each of the Proposals. Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their respective interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

By Order of the Board of Directors

Vikas Desai
Chief Executive Officer

___________, 2024

IF YOU RETURN YOUR PROXY CARD SIGNED AND WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. YOU MAY EXERCISE YOUR RIGHTS TO DEMAND THAT ACHARI REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT WHETHER YOU VOTE FOR OR AGAINST THE PROPOSALS OR DO NOT VOTE ON THE PROPOSALS AND WHETHER OR NOT YOU

ARE THE HOLDER OF SHARES AS OF THE RECORD DATE OR YOU ACQUIRED YOUR SHARES AFTER THE RECORD DATE. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST TENDER YOUR SHARES TO ACHARI’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE STOCKHOLDERS’ MEETING. YOU MAY TENDER YOUR SHARES FOR REDEMPTION BY EITHER DELIVERING YOUR SHARE CERTIFICATE(S) TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DEPOSIT/WITHDRAWAL AT CUSTODIAN (“DWAC”) SYSTEM. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN SUCH TENDERED SHARES WILL NOT BE REDEEMED FOR CASH AND WILL BE RETURNED TO THE APPLICABLE STOCKHOLDER. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BROKER OR BANK TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE THE SECTION ENTITLED “STOCKHOLDERS’ MEETING — REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement (the “Registration Statement”) on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”) by Achari (File No. 333-276422), constitutes a prospectus of Achari under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to certain securities of Achari to be issued in connection with the Business Combination described below. This document also constitutes a notice of meeting and a proxy statement under Section 14(a) of the Securities Exchange Act of 1934, as amended, for the Stockholders’ Meeting to be held in connection with the Business Combination and at which Achari’s stockholders will be asked to consider and vote upon a proposal to adopt the Business Combination Agreement and approve the Business Combination, among other matters.

ADDITIONAL INFORMATION

You may request copies of this joint proxy statement/prospectus and any other publicly available information concerning Achari, without charge, by written request to Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400, Clark, New Jersey 07066, or by telephone request at (732) 340-0700; or Morrow Sodali LLC, our proxy solicitor, by calling at (203) 658-9400 (call collect), (800) 662-5200 (call toll-free), or by sending an email to AVHI.info@investor.morrowsodali.com, or from the SEC through the SEC website at http://www.sec.gov.

In order for an Achari stockholder to receive timely delivery of the applicable documents in advance of the Stockholders’ Meeting to be held on ______, 2024, such stockholder must request the information no later than five business days prior to the date of the Stockholders’ Meeting (i.e., by ______, 2024).

FREQUENTLY USED TERMS

Definitions

Unless otherwise stated or unless the context otherwise requires, the terms “we”, “us”, “our” and “Achari” refer to Achari Ventures Holdings Corp. I, which is a corporation incorporated under the laws of the State of Delaware.

In addition to the definitions given to certain capitalized terms elsewhere in this document or in the Business Combination Agreement, in this document, the following capitalized terms shall have the following meanings:

“Achari Board” means the board of directors of Achari.

“Bylaws” mean the amended and restated bylaws of Achari to be adopted by the Achari Board and in effect immediately following the Business Combination.

“Chardan” means Chardan Capital Markets, LLC, the representative of the underwriters in the IPO.

“Company Support Agreement” means that certain Company Support Agreement, dated as of December 6, 2023, and entered into concurrently with the execution and delivery of the Business Combination Agreement, by and among Achari, Vaso and certain security holders of Vaso.

“Code” means the Internal Revenue Code of 1986, as amended.

“Condition Precedent Proposals” means collectively the Business Combination Proposal, the Charter Amendment Proposals, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal and the Director Election Proposal, the approval upon which the closing of the Business Combination is conditioned upon, unless otherwise waived by the parties to the Business Combination Agreement.

“Current Charter” means Achari’s Sixth Amended and Restated Certificate of Incorporation.

“DGCL” means the Delaware General Corporation Law, as amended.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Founder Shares” means the 2,500,000 SPAC Shares issued by Achari to the Sponsor (including those that have been subsequently transferred), which amount shall be reduced to 750,000 SPAC Shares immediately prior to the Business Combination.

“GAAP” means U.S. generally accepted accounting principles.

“Group Companies” means, collectively, Vaso and Vaso’s Subsidiaries.

“Insider Letter” means that certain letter agreement, dated as of October 14, 2021, by and between Achari and the Sponsor.

“IPO” means Achari’s initial public offering pursuant to the registration statement on Form S-1 declared effective by the SEC on October 14, 2021 (File No. 333-258476).

“Nasdaq” means The Nasdaq Stock Market LLC (including any of the tiers thereof).

“Nasdaq Listing Rules” refer to the initial listing or continued listing requirements and rules imposed by Nasdaq Stock Market LLC.

“Private Placement” means the private placement consummated simultaneously with the IPO in which Achari issued to the Sponsor and Chardan certain private placement warrants.

“Private Placement Warrants” means the 7,133,333 warrants sold to the Sponsor and to be reduced to 1,000,000 warrants at the time of the Business Combination.

“Public Shares” means Achari’s shares of common stock sold in the IPO (whether they were purchased in the IPO or thereafter in the open market), in each case, excluding Founder Shares.

“Public Stockholders” means the holders of Achari’s shares of common stock that were sold in the IPO (whether they were purchased in the IPO or thereafter in the open market), in each case, excluding Founder Shares.

“Public Warrants” means Achari’s warrants sold in the IPO (whether they were purchased in the IPO or thereafter in the open market).

“Redemption” means the redemption of Public Shares for the Redemption Price.

“Redemption Rights” means the right of the Public Stockholders to demand Redemption of their Public Shares into cash in accordance with the procedures set forth in the Current Charter and this joint proxy statement/prospectus.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“SPAC A&R CoI” means Achari’s Seventh Amended and Restated Certificate of Incorporation, which shall have been filed with the Secretary of State of the State of Delaware at the Effective Time and which will amend and restate, in its entirety the Current Charter.

“Subsidiaries” of any person means any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled, directly or indirectly, by such person or one (1) or more of the direct or indirect subsidiaries of such person or a combination thereof.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the trust account of Achari, which holds the net proceeds from the IPO and the sale of the Private Placement Warrants, together with interest earned thereon, less amounts released to pay taxes and pay redemptions.

“Units” means the units sold in the IPO (including pursuant to the overallotment option) consisting of one share of common stock of Achari and one redeemable warrant to purchase three-quarters of a SPAC Share, with each whole warrant entitling the holder thereof to purchase three-quarters of one SPAC Share for $11.50 per share; provided, however, that such warrants may be exercised only for a whole number of SPAC Shares.

“Vaso Restricted Share Award” means any restricted share award granted by Vaso pursuant to any of (a) the Vasomedical, Inc. 2013 Stock Plan, (b) the Vasomedical, Inc. 2016 Stock Plan, (c) the Vaso Corporation 2019 Stock Plan, and (d) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Interests of any Group Company or benefits measured in whole or in part by reference to Equity Interests of any Group Company.

“Warrant Agreement” means the Warrant Agreement, dated as of October 14, 2021, by and between Achari and the Transfer Agent, which governs Achari’s outstanding warrants.

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Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this joint proxy statement/prospectus with respect to Achari’s stockholders following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this joint proxy statement/prospectus):

1.      No Public Stockholders exercise their respective Redemption Rights in connection with the consummation of the Business Combination, and the balance of the Trust Account as of the Closing was approximately $3.6 million. Please see the section entitled “Stockholders’ Meeting — Redemption Rights”.

2.      No Achari warrant holders exercise any of the Achari warrants (including any of the 10,000,000 Public Warrants and 1,000,000 Private Placement Warrants) that will remain outstanding immediately following the Business Combination.

3.      The total number of post-Merger shares of Common Stock issued to the former Vaso stockholders will be 17,600,000.

4.      The total number of post-Merger shares of Common Stock retained by the Achari stockholders will be 1,300,941 shares, which assumes that the Founder Shares are reduced to 750,000 at the consummation of the Business Combination (in accordance with the terms of the Business Combination) and that no Public Shares are redeemed.

5.      The Redemption Price will be approximately $____ per share as of the consummation of the Business Combination.

6.      The Reverse Stock Split does not occur. In certain instances herein, we have assumed that the Reverse Stock Split does not occur because the Reverse Stock Split will only occur if the trading price of Vaso’s common stock does not meet applicable price thresholds set by Nasdaq in connection with Nasdaq’s initial listing standards. As part of their initial listing standards, Nasdaq requires that our Class A Common Stock will have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination. Such $4.00 per share minimum bid price takes into account the Exchange Ratio included in the Business Combination Agreement of 0.0998 and the pre-closing per share bid price of Vaso’s common stock. With such an Exchange Ratio, the closing bid price of Vaso’s common stock would need to exceed $0.40 per share prior to the closing of the Business Combination in order to satisfy Nasdaq’s initial listing standards. However, if the Reverse Stock Split were to occur, the Exchange Ratio would be proportionally adjusted to reflect such Reverse Stock Split, and the closing bid price of Vaso’s common stock would need to exceed a lower price threshold per share prior to the closing of the Business Combination, for example $0.20 per share (in the event of a 1-for-2 Reverse Stock Split). The trading price of Vaso’s common stock has been historically volatile having in recent years had a high market price in one year representing over 200% of its low market price in the same year. For example, the bid price for Vaso’s common stock on the OTCQX ranged (i) from a low of $0.04 to a high of $0.22 in 2022 and (ii) from a low of $0.16 to a high of $0.37 in 2023. At no point since the start of its 2022 fiscal year has the high bid price of Vaso’s common stock exceeded the price at which a Reverse Stock Split would not be required to meet the $4.00 per share minimum. Although the closing price of Vaso’s common stock was $0.28 per share on June 26, 2024, we believe that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. As a result of these factors, which we believe may influence the trading price of Vaso’s common stock prior to the consummation of the Business Combination, and consequently the need to effect the Reverse Stock Split (which will only occur if the trading price of Vaso’s common stock does not meet the applicable price thresholds set by Nasdaq prior to the closing of the Business Combination), we have assumed such Reverse Stock Split does not occur in certain presentations contained herein. Our belief that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself may be misplaced. We cannot guarantee that the market price of our common stock will increase prior to the Business Combination or that the value of the Class A Common Stock after the Business Combination will increase or maintain its initial market price.

MARKET AND INDUSTRY DATA

Information contained in this joint proxy statement/prospectus concerning the market and the industry in which Vaso competes, including its market position, general expectations of market opportunity and market size, is based on information from various third-party sources, on assumptions made by Vaso based on such sources and Vaso’s knowledge of the markets for its services and solutions. Any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such sources has been obtained from sources believed to be reliable but that there can be no assurance as to the accuracy or completeness of such information. Notwithstanding the foregoing, we are liable for the information provided in this joint proxy statement/prospectus. The industry in which Vaso operates is subject to a high degree of uncertainty and risk. As a result, the estimates and market and industry information provided in this joint proxy statement/prospectus are subject to change based on various factors, including those described in the section entitled “Risk Factors Risks Related to Vaso’s Business and Industry” and elsewhere in this joint proxy statement/prospectus.

TRADEMARKS

This joint proxy statement includes a description of the trademarks of Vaso, such as “Vaso”, which are protected under applicable intellectual property laws and are the property of Vaso or its subsidiaries. This joint proxy statement/prospectus also contains trademarks, service marks, trade names and copyrights of other entities, which are the property of their respective owners. Solely for convenience, trademarks and trade names referred to in this joint proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. Achari does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus contains forward-looking statements. These forward-looking statements relate to expectations for future financial performance, business strategies or expectations for our business, and the timing and ability for Achari and Vaso to complete the Business Combination. Specifically, forward-looking statements may include statements relating to:

•        the benefits of the Business Combination;

•        the future financial performance of Achari following the Business Combination;

•        the timing of, expected benefits from and ability to execute on expansion plans and opportunities; and

•        other statements preceded by, followed by or that include the words “may”, “can”, “should”, “will”, “estimate”, “plan”, “project”, “forecast”, “intend”, “expect”, “anticipate”, “believe”, “seek”, “target” or similar expressions.

These forward-looking statements are based on information available as of the date of this joint proxy statement/prospectus and Achari’s and Vaso’s managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Achari, Vaso and their respective directors, officers and affiliates. Accordingly, forward-looking statements should not be relied upon as representing Achari’s views as of any subsequent date. Achari does not undertake any obligation to update, add or otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your shares or warrants on the Proposals. As a result of a number of known and unknown risks and uncertainties, our actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

•        the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Business Combination Agreement;

•        the outcome of any legal proceedings that may be instituted against Vaso or Achari following announcement of the proposed Business Combination and transactions contemplated thereby;

•        the inability to complete the Business Combination, including due to the failure to obtain approval of the Achari or Vaso stockholders or Achari’s failure to retain sufficient cash in the Trust Account or the failure to meet other conditions to Closing in the Business Combination Agreement;

•        the inability to maintain the listing of the applicable securities of Achari on Nasdaq following the Business Combination;

•        the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of Achari to grow and manage growth profitably;

•        costs related to the Business Combination;

•        changes in the markets in which Vaso operates;

•        the possibility that Achari or Vaso may be adversely affected by other economic, business, and/or competitive factors;

•        the risk that the Business Combination disrupts current plans and operations of Vaso as a result of the announcement and consummation of the Business Combination;

•        the inability to execute Vaso’s growth strategies, including identifying and executing acquisitions;

•        the inability to develop and maintain effective internal controls;

•        cost of complying with current laws and regulations and any changes in applicable laws or regulations;

•        business interruptions resulting from geographical actions, including war and terrorism;

•        difficulties managing our anticipated growth or the possibility that we may not grow at all;

•        failure to obtain and maintain the third-party relationships that are necessary to further our business plans;

•        failure to obtain necessary funding in order to continue our operations as planned, either at all or on favorable terms;

•        cost of protecting and defending against intellectual property claims;

•        failure to attract and retain the current senior management team and Vaso’s scientific advisors as well as qualified scientific, technical and business personnel; and

•        other risks and uncertainties indicated in this joint proxy statement/prospectus, including those set forth under the section entitled “Risk Factors”.

Although we believe that these forward-looking statements fall within the protection of the “bespeaks caution” doctrine, which holds that forward-looking statements are not misleading if they are accompanied by adequate risk disclosure to caution readers about specific risks that may materially impact the forecasts, any court analyzing such forward-looking statements could find that such doctrine is not applicable to the joint proxy statement/prospectus or that these statements do not qualify for such protection.

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SUMMARY OF THE JOINT PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this joint proxy statement/prospectus but does not contain all of the information that may be important to you. To better understand the Proposals to be considered at the Stockholders’ Meeting, including the Business Combination Proposal, whether or not you plan to attend such meeting, we urge you to read this joint proxy statement/prospectus (including the Annexes) carefully, including the section entitled “Risk Factors” herein. See also the section entitled “Where You Can Find More Information”.

Parties to the Business Combination

Achari

Achari was incorporated in Delaware on January 25, 2021. Achari is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Although Achari’s initial focus was on identifying acquisition opportunities in the cannabis industry, it has decided that pursuing the Business Combination with Vaso, a company involved in the medical device and medical sales industry, is in the best interest of its stockholders.

Achari is an early stage and emerging growth company and, as such, it is subject to all of the risks associated with early stage and emerging growth companies.

General

As of the date hereof, Achari had not commenced any operations other than activities related to its formation, its IPO, and, subsequent to its IPO, the process of identifying a target company for a business combination and the execution of the Business Combination. Achari does not anticipate that it will generate any operating revenues until after the completion of the Business Combination, at the earliest. The registration statement for Achari’s IPO was declared effective on October 14, 2021. On October 19, 2021, Achari consummated its IPO of 10,000,000 Units. Each such Unit consisted of one share of one SPAC Share and one redeemable warrant, with each whole warrant entitling the holder thereof to purchase three quarters of one SPAC Share for $11.50 per share; provided, however, that such warrants may be exercised only for a whole number of SPAC Shares. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Achari of $100,000,000.

Simultaneously with the closing of the IPO, pursuant to the Private Placement, Achari sold the Private Placement Warrants to the Sponsor at a purchase price of $0.75 per Private Placement Warrant, generating gross proceeds of $5,350,000. The Private Placement Warrants are identical to the warrants included in the Units sold as part of the Units in the IPO, except as otherwise disclosed in Achari’s Registration Statement on Form S-1 relating to the IPO. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Offering Proceeds Held in Trust

Following the closing of the IPO, $101,500,000 (or approximately $10.15 per Unit) from the net proceeds of the sale of the Units and the Private Placement Warrants was placed in the Trust Account, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trustee”). Except with respect to interest earned on the funds held in the Trust Account that may be released to Achari to pay its taxes (less up to $100,000 interest to pay dissolution expenses), the funds held in the Trust Account will not be released from the Trust Account until the earliest of (i) the completion of Achari’s initial business combination, (ii) the redemption of any Public Shares properly submitted in connection with a stockholder vote to amend Achari’s certificate of incorporation (a) to modify the substance or timing of its obligation to redeem 100% of Public Shares if it does not complete its initial business combination on or prior to October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options) and further described herein, or (b) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (iii) the redemption of Public Shares if it is unable to complete its initial business combination on or prior to October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options (as defined herein)), subject to applicable law.

Until September 2023, the funds in the Trust Account had, since Achari’s IPO, been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by Achari meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by Achari. In September 2023, Achari instructed the trustee to liquidate any securities held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of the consummation of a Business Combination or our liquidation. For more information see the section entitled “Risk Factors — If Achari is deemed to be an investment company for purposes of the Investment Company Act, Achari would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, Achari may abandon its efforts to consummate an initial business combination and liquidate”.

Our Units began trading on October 15, 2021 on Nasdaq under the symbol “AVHIU”. The Public Shares began trading on Nasdaq on November 17, 2021 under the symbol “AVHI” while the Public Warrants (as defined below) began trading on Nasdaq on November 17, 2021 under the symbol “AVHIW”.

Trading in our securities is currently suspended on Nasdaq, and Achari’s Units, Public Shares and Public Warrants are only eligible to trade at this time on the “pink” tier of the OTC Markets under the symbols “AVHIU”, “AVHI” and “AVHIW,” respectively. The trading suspension of the Company’s securities resulted from a delisting determination issued to the Company by Nasdaq related to the failure to consummate the Vaso Business Combination by the extended deadline of April 2, 2024 set forth by Nasdaq and compliance with: (i) Nasdaq’s $50 million minimum “Market Value of Listed Securities” requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) and (ii) Nasdaq’s requirement to maintain a minimum of 400 total shareholders for continued listing set forth in Nasdaq Listing Rule 5450(a)(2). As a result, trading in the Company’s securities on The Nasdaq Global Market (“Nasdaq”) was suspended effective with the open of the market on April 9, 2024. In response to the notice that a delisting determination had been made, the Company submitted an appeal to the Nasdaq Hearing Review Council (the “Listing Council”) on April 19, 2024. On June 20, 2024, after review of certain supporting memorandum submitted on behalf of the Company and the Nasdaq Hearing Panel (the “Panel”), the Listing Council affirmed the decision of the Panel. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting.

If the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Vaso Business Combination. However, Nasdaq approval of the Company’s initial listing application with respect to the Vaso Business Combination is a condition to the closing of the Vaso Business Combination, and there can be no guarantee that Nasdaq will approve such initial listing application, which may delay, or ultimately prevent the consummation of the proposed Vaso Business Combination. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information.

Extension of Date to Consummate an Initial Business Combination

On December 22, 2022 at a special meeting of Achari’s stockholders, Achari’s stockholders approved (i) an amendment to Achari’s second amended and restated certificate of incorporation, which amended an option included in Achari’s then existing second amended and restated certificate of incorporation, and which had provided Achari the ability to extend the deadline by which Achari must consummate a business combination by up to three months, or from January 19, 2023 to April 19, 2023, to instead provide for an extension to consummate a business combination by up to six months, or from January 19, 2023 to July 19, 2023, and (ii) an amendment to Achari’s Investment Management Trust Agreement to provide that Achari may extend the time period to complete a business combination up to and until July 19, 2023, on a monthly basis, by, at Achari’s option, depositing into the Trust Account the lesser of (x) $100,000 and (y) $0.05 for each SPAC Share which remained outstanding as of the date of such monthly deposit (the “Third CoI Monthly Extension Options”). The Third CoI Monthly Extension Options were exercised by Achari in six single-month increments.

At such special meeting, holders of 8,980,535 SPAC Shares exercised their respective right to redeem their respective shares for cash at an approximate redemption price of $10.24 per share, resulting in an aggregate payment to such redeeming stockholders of approximately $92,009,330, which amount was withdrawn from the Trust Account to redeem such shares promptly following the conclusion of such special meeting.

On July 12, 2023, Achari’s stockholders approved, at a special meeting of Achari’s stockholders, (i) an amendment to Achari’s then existing amended and restated certificate of incorporation, which amended an option included therein that provided Achari the ability to extend the deadline by which it must consummate a business combination by up to six months, or from January 19, 2023 to July 19, 2023, to instead provide for an extension to consummate a business combination by up to an additional six months, or from July 19, 2023 to January 19, 2024, and (ii) an amendment to Achari’s Amended and Restated Investment Management Trust Agreement to provide that Achari may extend the time period to complete a business combination up to and until such amended extended date on a monthly basis, at Achari’s option, by depositing into the Trust Account the lesser of (x) $100,000, and (y) $0.05 for each SPAC Share which remained outstanding as of the date of such monthly deposit (the “Fourth CoI Monthly Extension Options”). The Fourth CoI Monthly Extension Options were exercised by Achari in six single-month increments.

On July 17, 2023, the Sponsor transferred 927,600 SPAC Shares to certain members of the Sponsor. As a result of such transfers, as of July 17, 2023, 1,572,400 SPAC Shares were held directly by the Sponsor and 927,600 SPAC Shares were held directly by members of the Sponsor.

Pursuant to the terms of Achari’s then existing certificate of incorporation and Amended and Restated Investment Management Trust Agreement, on October 19, 2023, with respect to the exercise of the Fourth CoI Monthly Extension Options, Achari deposited $31,916 into the Trust Account in connection with the exercise of the Fourth CoI Monthly Extension Options. Such deposit with respect to the Fourth CoI Monthly Extension Options was made using funds held outside of the Trust Account and available to Achari to fund working capital requirements. As of October 20, 2023 (and, for the avoidance of doubt, inclusive of the deposit of $31,916 into the Trust Account in connection with the exercise of the Fourth CoI Monthly Extension Options as described above), the Trust Account held approximately $6,892,525. Offering costs for the IPO amounted to $6,101,730, consisting of $2,000,000 of underwriting fees, $3,500,000 of deferred underwriting fees payable (which are held in the Trust Account) and $601,730 of other costs. Following the closing of the IPO, $101,500,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the IPO and the Private Placement Warrants was placed in the Trust Account.

On December 18, 2023, Achari held a special meeting in lieu of an annual meeting of Achari’s stockholders at which Achari’s stockholders approved (i) a proposal to amend its Fourth Amended and Restated Certificate of Incorporation to revise its existing extension option to extend the period by which it must consummate a business combination to July 19, 2024, with such extension option exercisable in six single-month increments (each such monthly extension option, a “Fifth CoI Monthly Extension Option”), for an additional six-month aggregate total extension period if each Fifth Monthly Extension Option is exercised; (ii) a proposal to amend its charter to eliminate a limitation in the charter providing that Achari shall not redeem Public Shares to the extent that such redemption would cause Achari’s net tangible assets to be less than $5,000,001 following any such redemptions, in order to allow Achari to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if Achari so chooses in its sole discretion, and (iii) a proposal to amend its Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, by and between the Trustee and Achari, to provide that the expiration date provided for therein may be extended, at Achari’s option, and on a monthly basis, pursuant to the exercise of the Fifth CoI Monthly Extension Option(s), up to and until July 19, 2024; provided that, in order to exercise a single Fifth CoI Monthly Extension Option, we must deposit into the Trust Account the lesser of (x) $100,000, and (y) $0.04 for each SPAC Share included in the units which were sold in our IPO and which remain outstanding on the date of such deposit. In connection with the stockholders’ vote at the December 18, 2023 meeting, Achari was advised that holders of 87,380 SPAC Shares exercised their respective right to redeem their respective SPAC Shares for cash at a price of $10.91 per share, for an aggregate payment of $952,939.89, which was subsequently withdrawn from the Trust Account to redeem such shares. As of the date hereof, Achari has exercised all of its Fifth CoI Monthly Extension Options.

On July 16, 2024, Achari held a special meeting of its stockholders (the “July 2024 Special Meeting”) at which Achari’s stockholders approved (i) a proposal to amend its Fifth Amended and Restated Certificate of Incorporation to revise its existing extension option to extend the period by which it must consummate a business combination, from the existing deadline of July 19, 2024, to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options) and (ii) a proposal to amend its Third Amended and Restated Investment Management Trust Agreement, dated December 19, 2023, by and between the Trustee and Achari, to provide that the expiration date provided for therein may be extended, at Achari’s option, and on a monthly basis, pursuant to the exercise of Sixth CoI Monthly Extension Option(s), up to and until October 19, 2024; provided that, in order to exercise a single Sixth CoI Monthly Extension Option, it must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of our common stock included in the Units which were sold in our IPO and which remain outstanding on the date of such deposit. In connection with the stockholders’ vote at the July 2024 Special Meeting, Achari was advised that holders of 241,931 SPAC Shares exercised their respective right to redeem their respective SPAC Shares for cash at a price of $11.48 per share, resulting in an aggregate payment of $2,777,935.66 to such redeeming stockholders, which was subsequently withdrawn from the Trust Account to redeem such shares. As of the date hereof, Achari has exercised one of its Sixth CoI Monthly Extension Options. As of July 16, 2024 (and reflecting the withdrawal of funds in connection with the redemption of the shares previously described), the Trust Account had a balance of approximately $3,560,520.

Merger Sub

Merger Sub is a Delaware corporation and wholly-owned subsidiary of Achari formed in December 2023. In the Business Combination, Merger Sub will merge with and into Vaso with Vaso being the surviving entity and becoming a wholly-owned subsidiary of Achari.

Merger Sub’s principal executive offices are located at c/o Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400, Clark, New Jersey 07066, and its phone number is (732) 340-0700.

Vaso

Vaso Corporation was incorporated in Delaware in July 1987. For most of its history, Vaso primarily was a single-product company designing, manufacturing, marketing and servicing its proprietary Enhanced External Counterpulsation, or EECP®, therapy systems, mainly for the treatment of angina. In 2010, it began to diversify its business operations. Vaso changed its name to Vaso Corporation in 2016 to more accurately reflect the diversified nature of its business and Vaso continues to use the original name VasoMedical for its proprietary medical device subsidiary.

In May 2010, Vaso launched its Professional Sales Service business through a wholly-owned subsidiary, Vaso Diagnostics, Inc. d/b/a VasoHealthcare, which was appointed by GE Healthcare Division (“GEHC”) as its exclusive representative for the sale of select GEHC diagnostic imaging equipment to specific market segments in the 48 contiguous states of the United States and the District of Columbia. The original agreement with GEHC (“GEHC Agreement”) was for three years ending June 30, 2013; it has been extended several times with the current extension through December 31, 2026, subject to earlier termination under certain conditions.

In June 2014, Vaso began its IT segment business by concluding the Value Added Reseller Agreement (“VAR Agreement”) with GEHC to become a national value added reseller of GEHC Digital’s software solutions such as Picture Archiving and Communication System (“PACS”), Radiology Information System (“RIS”) and related services, including implementation, training, management and support. This business focuses primarily on customer segments currently served by VasoHealthcare. A new wholly owned subsidiary of Vaso, VasoHealthcare IT Corp. (“VHC IT”), was formed to conduct the healthcare IT business.

In May 2015, Vaso further expanded its IT business segment by acquiring all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves Network Services, LLC (collectively, “NetWolves”), pursuant to an asset purchase agreement. NetWolves designs and delivers efficient and cost-effective multi-network and multi-technology solutions as a managed network provider, and also provides a complete single-source solution that includes design, network redundancy, application device management, real-time network monitoring, reporting and support systems as a comprehensive solution.

Vaso’s Equipment business also has been significantly expanded from the original EECP®-only operations. In September 2011, Vaso acquired FGE, a British Virgin Islands company, which owned or controlled two Chinese operating companies — Life Enhancement Technology Ltd. (“LET”) and Biox Instruments Co. Ltd. (“Biox”) — to

expand its technical and manufacturing capabilities and to enhance its distribution network, technology and product portfolio. Biox was a variable interest entity (“VIE”) controlled by FGE through certain contracts and an option to acquire all the shares of Biox by FGE’s wholly owned subsidiary Gentone, and, in March 2019, Gentone exercised its option to acquire all of the shares of Biox. In August 2014, Vaso, through Gentone, acquired all of the outstanding shares of Genwell Instruments Co. Ltd. (“Genwell”), which was formed in 2010 to develop the MobiCare® wireless multi-parameter patient monitoring system and holds intellectual property rights for this system. As a result, Vaso has expanded its equipment products portfolio to include Biox™ series ambulatory patient monitoring systems, ARCS® series software for ECG and blood pressure analysis and the MobiCare® patient monitoring device.

In April 2014, Vaso entered into a cooperation agreement with Chongqing PSK-Health Sci-Tech Development Co., Ltd. (“PSK”) of Chongqing, China, the leading manufacturer of external counter pulsation, or ECP, therapy systems in China, to form a joint venture company, VSK Medical Limited (“VSK”), a Cayman Islands company, for the global marketing, sale and advancement of ECP therapy technology. Vaso owned 49.9% of VSK, which commenced operations in January 2015. In March 2018, Vaso terminated the cooperation agreement with PSK and sold its shares in VSK to PSK. On May 20, 2020, Vaso closed on the sale of 51% of the capital stock of its wholly-owned subsidiary EECP Global Corporation (“EECP Global”) to PSK. EECP Global was formed in September 2019 to hold all the assets and liabilities of its EECP business. Concurrently with the closing of the transaction, Vaso signed a Management Service Agreement with EECP Global to provide management service for the business and operation of EECP Global in the United States (including administering and supervising all of the operations and finances of EECP Global’s business, supervising the purchase of all materials and supplies and acquiring, leasing, disposing of and repairing equipment and facilities reasonably necessary for EECP Global’s business). The agreement provided an initial term of three years starting April 1, 2020, the effective date of the sale, which term is automatically renewable for additional one-year terms. The Management Service Agreement was last renewed in April 2023, and Vaso anticipates that the agreement will continue to be renewed on an annual basis for the foreseeable future. The agreement can be terminated by either party on reasonable notice prior to the automatic renewal date or by the mutual termination of the parties. Pursuant to the agreement, EECP Global reimburses Vaso for all direct expenses (including those related to staffing and those related to that part of its facility allocated to the operations of EECP Global) and pays a monthly management fee of $10,000 during the term of the agreement.

Vaso’s principal executive offices are located at 137 Commercial St., Suite 200, Plainview, New York 11803, and its phone number is (516) 997-4600.

Equity Ownership Upon Completion of the Business Combination

As of the date of this joint proxy statement/prospectus, there are issued and outstanding (i) 2,809,010 SPAC Shares, comprised of 309,010 SPAC Shares held by Public Stockholders and 2,500,000 Founder Shares (to be reduced to 750,000 Founder Shares upon the completion of the Business Combination), (ii) 10,000,000 Public Warrants, and (iii) 7,133,333 Private Placement Warrants (to be reduced to 1,000,000 Private Placement Warrants upon the completion of the Business Combination). Each whole Public Warrant and each whole Private Placement Warrant entitles the holder thereof to purchase three quarters of one SPAC Share for $11.50 per share and, following the completion of the Business Combination, will entitle the holder thereof to purchase three quarters of one share of Class A Common Stock; provided, however, that, in each case, the warrants may be exercised only for a whole number of shares. In connection with the completion of the Business Combination, each then-issued and outstanding SPAC Share will be exchanged for a share of Class A Common Stock, on a one-for-one basis. In addition, as of July 16, 2024, there was approximately $3,560,520 in the Trust Account.

Issued and Outstanding Ownership upon Closing

The following tables show share ownership following the Business Combination if (A) the Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also summarize the dilutive effect and the pro forma ownership of Class A Common Stock following the completion of the Business Combination based on the varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to stockholders of Vaso in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) pursuant to the Business Combination Agreement, at Closing, all restricted share awards granted by Vaso pursuant to (a) the Vasomedical, Inc. 2013 Stock Plan, (b) the Vasomedical, Inc. 2016 Stock Plan, (c) the Vaso Corporation 2019 Stock Plan, or (d) any other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Vaso or any of its direct or indirect subsidiaries of rights of any kind to receive equity interests of Vaso or any of its direct or indirect subsidiaries or benefits measured in whole or in part by reference to any such equity interests (each, a “Vaso Restricted Share Award”), which Vaso Restricted Share Awards, to the extent they are outstanding immediately prior to Closing, will automatically vest in full and be converted into the right to receive a number of Class A Common Shares as set forth on the Allocation Schedule F. For further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”.

If the actual facts are different than these assumptions, the ownership percentages in Achari (which, as of the completion of the Business Combination, will be renamed “Vaso Holding Corporation”) will be different.

The scenarios depicted below are for illustrative purposes only, as the actual number of Redemptions by the Public Stockholders is not able to be known prior to              p.m., Eastern Time on             , 2024 (the “Redemption Deadline”), and we do not anticipate that the ratio for the Reverse Stock Split will be decided prior to the Special Meeting.

(A)    If there is no Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	17,600,000	94.3%	17,600,000	94.6%	17,600,000	95.0%	17,600,000	95.3%	17,600,000	95.6%	17,600,000	95.9%
Achari Public Stockholders	309,010	1.7%	247,208	1.3%	185,406	1.0%	123,604	0.7%	61,802	0.3%	—	0.0%
Sponsor Founder Shares(8)	750,000	4.0%	750,000	4.0%	750,000	4.0%	750,000	4.1%	750,000	4.1%	750,000	4.1%
Total Shares of Common Stock	18,659,010	100%	18,597,208	100%	18,535,406	100%	18,473,604	100%	18,411,802	100%	18,350,000	100%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	11,733,333	94.3%	11,733,333	94.6%	11,733,333	95.0%	11,733,333	95.3%	11,733,333	95.6%	11,733,333	95.9%
Achari Public Stockholders	206,007	1.7%	164,805	1.3%	123,604	1.0%	82,403	0.7%	41,201	0.3%	—	0.0%
Sponsor Founder Shares(8)	500,000	4.0%	500,000	4.0%	500,000	4.0%	500,000	4.1%	500,000	4.1%	500,000	4.1%
Total Shares of Common Stock	12,439,340	100%	12,398,138	100%	12,356,937	100%	12,315,736	100%	12,274,534	100%	12,333,333	100%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	8,800,000	94.3%	8,800,000	94.6%	8,800,000	95.0%	8,800,000	95.3%	8,800,000	95.6%	8,800,000	95.9%
Achari Public Stockholders	154,505	1.7%	123,604	1.3%	92,703	1.0%	61,802	0.7%	30,901	0.3%	—	0.0%
Sponsor Founder Shares(8)	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.1%	375,000	4.1%
Total Shares of Common Stock	9,329,505	100%	9,298,604	100%	9,267,703	100%	9,236,802	100%	9,205,901	100%	9,175,000	100%

____________

(1)      Represents ownership based on assumed actual shares issued and outstanding at the Closing. All percentages will be diluted if any Public Warrants and Private Placement Warrants are exercised.

          Notwithstanding the number of Redemptions, the deferred underwriting commissions of $3,500,000 in connection with the IPO will remain constant and be released to the underwriters only upon completion of the Business Combination. Achari anticipates that there will be approximately $3,560,520 in the Trust Account (including accrued interest and net of estimated taxes) as of July 31, 2024. Accordingly, assuming that the Business Combination occurs on July 31, 2024, the deferred underwriting commissions will equal 98% of the cash remaining in the Trust Account if there are no Redemptions, 123% if there are 20% Redemptions, 164% if there are 40% Redemptions, 246% if there are 60% Redemptions, 492% if there are 80% Redemptions and an incalculable percentage if there are 100% Redemptions.

(2)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(3)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(7)      Assumes that all SPAC Shares held by Public Stockholders are redeemed.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

For additional information regarding assumptions incorporated into the information presented above, see the sections titled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

(9)      Represents Founder Shares held by the Sponsor. Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of common stock held by the Sponsor and may be deemed to beneficially own such Founder Shares. Other than as set forth herein, no affiliates of the Sponsor own equity of Achari.

For additional information regarding beneficial ownership, see the section titled “Beneficial Ownership of Securities”.

The voting percentages set forth above were calculated based on the assumptions set forth above and do not take into account (i) Public Warrants and Private Placement Warrants that will remain outstanding immediately following the completion of the Business Combination and may be exercised thereafter, and (ii) the issuance of any shares upon completion of the Business Combination under the 2024 Equity Incentive Plan, but do include the Founder Shares, which, upon the completion of the Business Combination, will convert into shares of Class A Common Stock under the terms of the Business Combination. For more information, please see the sections entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

If the actual facts are different than the assumptions set forth above, the voting percentages set forth above will be different. For example, there are currently outstanding an aggregate of 17,133,333 (8,566,666 if there is a Reverse Stock Split with a 2-for-1 ratio) warrants, each to acquire three quarters of one SPAC Share, which are comprised of 10,000,000 Public Warrants (5,000,000 if there is a Reverse Stock Split with a 2-for-1 ratio) and 7,133,333 Private Placement Warrants (3,566,666 if there is a Reverse Stock Split with a 2-for-1 ratio), to be reduced to 1,000,000 Private Placement Warrants (500,000 if there is a Reverse Stock Split with a 2-for-1 ratio) at the time of the completion of the Business Combination. Following the Closing, each of these warrants will entitle the holder thereof to purchase three quarters of one share of Class A Common Stock at an exercise price of $11.50 ($23.00 if there is a Reverse Stock Split with a 2-for-1 ratio) per share on the terms and conditions set forth in the applicable warrant agreement; provided, however, that the warrants may be exercised only for a whole number of shares. If we assume that each outstanding warrant is exercised and three quarters of one share of Class A Common Stock is issued as a result of such exercise, with payment to Achari of the exercise price of $11.50 per share ($23.00 if there is a Reverse Stock Split with a 2-for-1 ratio), in cash, the fully-diluted share capital of Achari would increase by a total of 8,250,000 shares (4,125,000 if there is a Reverse Stock Split with a 2-for-1 ratio), with approximately $94,875,000 paid to Achari to exercise the warrants.

Fully-Diluted Ownership upon Closing

If effected, as of the Effective Time, the Reverse Stock Split will effect, on a proportionate basis, in accordance with the to be determined ratio of the Reverse Stock Split, the number of Public Warrants, Private Placement Warrants, the number of shares of Class A common Stock into which they may be exercised and the exercise price of such Warrants. For example, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Public Warrants would decrease from 10,000,000 Public Warrants exercisable into 7,500,000 shares of Class A Common Stock at $11.50 per share to 6,666,667 shares exercisable into 5,000,000 shares of Class A Common Stock at $17.25 per share. Likewise, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Private Placement Warrants would decrease from 7,133,333 Private Placement Warrants exercisable into 5,349,750 shares of Class A Common Stock at $11.50 per share to 4,755,555 shares exercisable into 3,566,666 shares of Class A Common Stock at $17.25 per share. However, please note the aggregate exercise of the Public Warrants and the Private Warrants would not change as a result of the Reverse Stock Split.

The following tables show share ownership following the Business Combination if (A) a Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also summarize the dilutive effect and the pro forma ownership of Common Stock of Achari following the completion of the Business Combination based on varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to Vaso stockholders in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) the price of the shares of Class A Common Stock reaches $11.50 (as may be proportionately adjusted for the Reverse Stock Split, if any). The following table includes the Public Warrants and Private Placement Warrants, which will be exercisable for 8,250,000 shares of Class A Common Stock (as proportionately adjusted for the Reverse Stock Split scenarios set out below) following the consummation of the Business Combination.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	17,600,000	65.4%	17,600,000	65.6%	17,600,000	65.7%	17,600,000	65.9%	17,600,000	66.0%	17,600,000	66.2%
Achari Public Stockholders	309,010	1.1%	247,208	0.9%	185,406	0.7%	123,604	0.5%	61,802	0.2%	—	0.0%
Public Warrants	7,500,000	27.9%	7,500,000	27.9%	7,500,000	28.0%	7,500,000	28.1%	7,500,000	28.1%	7,500,000	28.2%
Private Placement Warrants(7)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Sponsor Founder Shares(8)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Total Shares of Common Stock	26,909,010	100%	26,847,208	100%	26,785,406	100%	26,723,604	100%	26,661,802	100%	26,600,000	100%
Total Sponsor Ownership with converted warrants	1,500,000	5.6%	1,500,000	5.65%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	11,733,333	65.4%	11,733,333	65.6%	11,733,333	65.7%	11,733,333	65.9%	11,733,333	66.0%	11,733,333	66.2%
Achari Public Stockholders	206,007	1.1%	164,805	0.9%	123,604	0.7%	82,403	0.5%	41,201	0.2%	—	0.0%
Public Warrants	5,000,000	27.9%	5,000,000	27.9%	5,000,000	28.0%	5,000,000	28.1%	5,000,000	28.1%	5,000,000	28.2%
Private Placement Warrants(7)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Sponsor Founder Shares(8)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Total Shares of Common Stock	17,939,340	100%	17,898,138	100%	17,856,937	100%	17,815,736	100%	17,774,534	100%	17,733,333	100%
Total Sponsor Ownership with converted warrants	1,000,000	5.6%	1,000,000	5.65%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	8,800,000	65.4%	8,800,000	65.6%	8,800,000	65.7%	8,800,000	65.9%	8,800,000	66.0%	8,800,000	66.2%
Achari Public Stockholders	154,505	1.1%	123,604	0.9%	92,703	0.7%	61,802	0.5%	30,901	0.2%	—	0.0%
Public Warrants	3,750,000	27.9%	3,750,000	27.9%	3,750,000	28.0%	3,750,000	28.1%	3,750,000	28.1%	3,750,000	28.2%
Private Placement Warrants(7)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Sponsor Founder Shares(8)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Total Shares of Common Stock	13,454,505	100%	13,423,604	100%	13,392,703	100%	13,361,802	100%	13,330,901	100%	13,300,000	100%
Total Sponsor Ownership with converted warrants	750,000	5.6%	750,000	5.65%	750,000	5.6%	750,000	5.6%	750,000	5.6%	750,000	5.6%

____________

(1)      Assumes that no SPAC Shares are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      Represents 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination, with each such whole warrant entitling the holder thereof to purchase three quarters of one SPAC Share.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

Share ownership presented in the table above is only presented for illustrative purposes and is based on a number of assumptions. Achari cannot predict how many of its Public Stockholders will exercise their respective right to have their respective Public Shares redeemed for cash. Public Stockholders that do not elect to redeem their respective Public Shares will experience dilution as a result of the Business Combination. The Public Stockholders currently own approximately 11% of the outstanding SPAC Shares, assuming that no warrants have been exercised, and 71% on a fully-diluted basis. As noted in the above table, if no Public Stockholders redeem their respective Public Shares in connection with the Business Combination, the Public Stockholders will go from owning approximately 71% of the SPAC Shares on a fully-diluted basis prior to the Business Combination to owning 29% of the total shares of Common Stock on a fully-diluted basis. The Public Stockholders will own approximately 1.7%, 1.3%, 1.0%, 0.7%, 0.6% and 0.0% (assuming no warrants have been exercised) and 29.0%, 28.8%, 28.7%, 28.6%, 28.3% and 28.2% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively. The Sponsor will own approximately 2.8%, 2.8%, 2.8%, 2.8% and 2.8% (assuming no warrants have been exercised) and 5.6%, 5.6%, 5.6%, 5.6%, 5.6% and 5.6% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively.

Per Share Valuations upon Closing

If effected, the Reverse Stock Split will affect the per share value of the Class A Common Stock immediately following the Business Combination. The following tables show share ownership following the Business Combination if (A) there is no Reverse Stock Split, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also demonstrate the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming Public Stockholders in no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenarios and assumes that (i) the Reverse Stock Split does not occur, unless specifically noted and (ii) the Sponsor’s ownership of common stock is not reduced to below 750,000 shares of Class A common stock (pre-Reverse Stock Split) pursuant to the terms of the Put Option Agreement. Public Stockholders will experience additional dilution to the extent additional shares are issued after the Closing.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	309,010	$10.00	247,208	$10.00	185,406	$10.00	123,604	$10.00	61,802	$10.00	—	$10.00
Vaso Public Shares	17,600,00	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00
Sponsor Founder Shares(8)	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00
Total Shares at Closing	18,659,010		18,597,208		18,535,406		18,473,604		18,411,802		18,350,000
Adding:
Shares underlying Private Warrants(7)	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61
Shares underlying Public Warrants(9)	7,500,000	$6.93	7,500,000	$6.93	7,500,000	$6.92	7,500,000	$6.91	7,500,000	$6.91	7,500,000	$6.90

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	206,007	$6.67	164,805	$6.67	123,604	$6.67	82,403	$6.67	41,201	$6.67	—	$6.67
Vaso Public Shares	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67
Sponsor Founder Shares(8)	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67
Total Shares at Closing	12,439,340		12,398,138		12,356,937		12,315,736		12,274,534		12,233,333
Adding:
Shares underlying Private Warrants(7)	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.40
Shares underlying Public Warrants(9)	5,000,000	$4.62	5,000,000	$4.62	5,000,000	$4.61	5,000,000	$4.61	5,000,000	$4.60	5,000,000	$4.60

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	154,505	$5.00	123,604	$5.00	92,703	$5.00	61,802	$5.00	30,901	$5.00	—	$5.00
Vaso Public Shares	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00
Sponsor Founder Shares(8)	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00
Total Shares at Closing	9,329,505		9,298,604		9,267,703		9,236,802		9,205,901		9,175,000
Adding:
Shares underlying Private Warrants(7)	375,000	$4.81	375,000	$4.81	375,000	$4.81	375,000	$4.80	375,000	$4.80	375,000	$4.80
Shares underlying Public Warrants(9)	3,750,000	$3.47	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.45	3,750,000	$3.45

____________

(1)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      The per share calculations represent the total shares at closing plus dilution from the assumed exercise of the 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination. Assumes the exercise of such 1,000,000 Private Warrants (pre-Reverse Stock Split) and that no Public Warrants are exercised. Does not account for any proceeds being paid in connection with the exercise of the Private Warrants.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

(9)      Assumes the exercise of all Public Warrants and Private Warrants (as reduced to 1,000,000 Private Warrants (pre-Reverse Stock Split) per note (7)) are exercised. Does not account for any proceeds being paid in connection with the exercise of the Public Warrants and the Private Warrants.

(10)    Based on a post-transaction equity value of approximately $186,590,100 in the No Redemptions Scenario, $185,972,080 in the 20% Redemptions Scenario, $185,354,060 in the 40% Redemptions Scenario, $184,736,040 in the 60% Redemptions Scenario, $184,118,020 in the 80% Redemptions Scenario and $183,500,000 in the 100% Redemptions Scenario, and assuming an ascribed value per share of $10.00 (in each case excluding shares underlying private and public warrants and after transaction costs).

The Proposals to be Submitted at the Stockholders’ Meeting

The Business Combination Proposal

Achari and Vaso have agreed to the Business Combination under the terms of the Business Combination Agreement.

Pursuant to the terms set forth in the Business Combination Agreement, subject to the satisfaction or waiver of the conditions to the Closing therein, Merger Sub will merge with and into Vaso, with Vaso continuing as the surviving entity and becoming a wholly-owned subsidiary of Achari.

Business Combination Agreement

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, upon the Closing, Merger Sub will merge with and into Vaso, with Vaso continuing as the surviving corporation in the Business Combination and a wholly-owned subsidiary of Achari.

Prior and subject to the Effective Time, assuming Proposal 4 is approved by Achari’s stockholders at the Stockholders’ Meeting, if necessary for compliance with Nasdaq Initial Listing Standards, approved by the Achari Board and consented to by the Vaso Board of Directors, Achari may effect a Reverse Stock Split, pursuant to which each then-outstanding SPAC Share will become and be converted into such number of shares of Achari common stock as is determined by multiplying such SPAC Shares by a ratio in the range of 1-for-1 to 2-for-1, with such ratio to be determined at the discretion of the Achari Board.

At the Effective Time, by virtue of the Merger and without any action on the part of any Person, each Vaso Share (excluding any dissenting shares and cancelled treasury stock) issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into shares of Class A Common Stock based on an exchange ratio, as further described in the Business Combination Agreement.

At the Effective Time, by virtue of the Merger, each Vaso Restricted Share Award outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, automatically vest in full and shall be converted into the right to receive a number of shares of Class A Common Stock in accordance with the allocation schedule to be delivered by Vaso to Achari at least three Business Days prior to the Closing Date (the “Allocation Schedule”).

At the Closing, Achari will change its name to “Vaso Holding Corporation”.

Organizational Structure

Organizational Structure of Achari before the Business Combination

The diagram below depicts a simplified version of Achari’s current organizational structure:

____________

(1)      Only common stock of Achari Venture Holdings Crop. I is issued. As a result, the percentages of ownership of Achari Venture Holdings Crop. I equal both voting and economic ownership percentages. Achari has authorized 100,000,000 shares of common stock and 1,000,000 shares of preferred stock.

Organizational Structure of Vaso before the Business Combination

The diagram below depicts a simplified version of Vaso’s current organizational structure:

Organizational Structure of Achari after giving effect to the Merger and Business Combination

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Business Combination.

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(1)      Assumes that no redemptions will occur in connection with the Business Combination. The ownership of the Public Stockholders, the Sponsor and the Vaso Stockholders of Vaso Holding Corporation will be approximately (i) 1.3%, 4.0% and 94.6%, respectively, if 20% of the Public Shares are redeemed, (ii) 1.0%, 4.0% and 95.3% if 40% of the Public Shares are redeemed, (iii) 0.7%, 4.0% and 95% if 60% of the Public Shares are redeemed, (iv) 0.3%, 4.1% and 95.6% if 80% of the Public Shares are redeemed and (v) 0%, 4.2% and 95.9% if all of the Public Shares are redeemed

Only Class A Common Stock of Vaso Holding Corporation will be issued upon consummation of the Business Combination. As a result, the percentages of ownership of Vaso Holding Corporation equal both voting and economic ownership percentages. Such voting and economic percentages will change if additional shares of Class A Common Stock are issued (up to 100,000,000 of which are authorized and, assuming no redemptions, 18,659,010 shall be issued), any shares of Class B Common Stock (of which 10,000,000 shall be authorized and none shall be issued. If issued, each share of Class B Common Stock shall have 100 votes for each share of Class A Common Stock. Please note that at any point following the Effective Time, we may issue Class B Common Stock upon authorization from our board of directors and without the need for further stockholder approval.) are issued and any shares of preferred stock (of which 1,000,000 shall be authorized and none shall be issued). No series of preferred stock has been designated, and we do not know what the voting power or other terms will be if a series of preferred stock is ever designated. For more information, see the section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters”.

See the section entitled “Proposal 1: The Business Combination Proposal” for a summary of the terms of the Business Combination Agreement and additional information regarding the terms of the Business Combination Proposal.

The Charter Amendment Proposals

Achari is proposing that its stockholders approve and adopt the amendment and restatement of the Current Charter and authorize all other applicable changes in connection with the replacement of the Current Charter with the SPAC A&R CoI, a copy of which is attached to this joint proxy statement/prospectus as Annex B, as part of the Business Combination. The SPAC A&R CoI will, among other matters, reflect (1) a change in the post-Business Combination corporate name of Achari from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (2) the removal of various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon the consummation of the Business Combination.

The Charter Amendment Proposals are set forth in the section entitled “Proposal 2: The Charter Amendment Proposals” of this joint proxy statement/prospectus.

The Governance Proposals

Achari is proposing that its stockholders consider and vote upon two governance provisions in the SPAC A&R CoI, presented separately in accordance with the SEC requirements, to:

(i)     Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A Common Stock and (b) Class B Common Stock, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share (“Governance Proposal 3A”); and

(ii)    Governance Proposal 3B: increase the Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock (“Governance Proposal 3B”).

You may vote separately or abstain from voting on one or both of the Governance Proposals without affecting your vote or abstention with respect to the other Governance Proposal or any other Proposals. If both of the Governance Proposals are not approved, we will not be able to adopt the SPAC A&R CoI. A summary of the Governance Proposals are set forth in the section entitled “Proposal 3: The Governance Proposals” of this joint proxy statement/prospectus.

The Reverse Stock Split Proposal

Achari is proposing that its stockholders vote upon and approve an additional change to the SPAC A&R CoI to effect a Reverse Stock Split of the outstanding SPAC Shares at a ratio in the range of 1-for-1 to 2-for-1, with the decision to effectuate such Reverse Stock Split and the ratio of such Reverse Stock Split to be determined at the discretion of the Achari Board and subject to certain conditions as further described herein. The Reverse Stock Split Proposal is being presented to Achari’s stockholders in order to provide Achari with certain flexibility which may be required in connection with the approval by Nasdaq of Achari’s initial listing application in connection with the Business Combination. However, although Achari will present and seek approval of the Reverse Stock Split Proposal at the Stockholders’ Meeting, such Reverse Stock Split will only occur if deemed necessary by the Achari Board in order to receive approval from Nasdaq in connection with Achari’s initial listing application in order to consummate the Business Combination, and is further dependent on several other factors, including the consent of Vaso’s Board. For further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”. A summary of the Reverse Stock Split Proposal is set forth in the section entitled “Proposal 4: The Reverse Stock Split Proposal” of this joint proxy statement/prospectus.

The 2024 Equity Incentive Plan Proposal

Achari is proposing that its stockholders approve the 2024 Equity Incentive Plan, including the authorization of the initial share reserve under the 2024 Equity Incentive Plan as contemplated by the Business Combination Agreement. A summary of the 2024 Equity Incentive Plan Proposal is set forth in the section entitled “Proposal 5: The 2024 Equity Incentive Plan Proposal” of this joint proxy statement/prospectus.

The Nasdaq 20% Proposal

Achari is proposing that its stockholders approve issuance of shares constituting more than 20% of Achari’s issued and outstanding common stock pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b) and (d). A summary of the Nasdaq 20% Proposal is set forth in the section entitled “Proposal 6: Nasdaq 20% Proposal” of this joint proxy statement/prospectus.

The Director Election Proposal

Achari is proposing that its stockholders approve the election of nine directors to serve on the Achari Board upon consummation of the Business Combination until the next annual meeting of Achari’s stockholders or until their respective successors are elected and qualified. It is noted in this regard that the appointments of such nine directors pursuant to the Director Election Proposal will take effect under the terms of the SPAC A&R CoI and the Bylaws. A summary of the Director Election Proposal is set forth in the section entitled “Proposal 7: The Director Election Proposal” of this joint proxy statement/prospectus.

The Adjournment Proposal

The Adjournment Proposal, if adopted, will approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. A summary of the Adjournment Proposal is set forth in the section entitled “Proposal 8: The Adjournment Proposal” of this joint proxy statement/prospectus. For more information see “Risk Factors — Achari may adjourn the Stockholders’ Meeting and such adjournment may delay the receipt of any proceeds to be delivered to shareholders of Achari who intend to elect to redeem their shares at such Stockholders’ Meeting”.

The Stockholders’ Meeting

Date, Time and Place of Stockholders’ Meeting

The Stockholders’ Meeting will be held at ________ Eastern Time, on ________, 2024, or at such other date, time and place to which such meeting may be adjourned or postponed, as a virtual meeting, to consider and vote upon the Proposals. You will be able to attend, vote your shares, and submit questions during the Stockholders’ Meeting via a live webcast available at https://www.cstproxy.com/        .

Record Date; Outstanding Shares; Stockholders Entitled to Vote

Achari has fixed the close of business on ________, 2024 (the “Record Date”) as the record date for determining the Achari stockholders entitled to notice of and to attend and vote at the Stockholders’ Meeting. As of the close of business on such date, there were _____ SPAC Shares outstanding and entitled to vote. Each such share is entitled to one vote per share at the Stockholders’ Meeting.

Pursuant to the Insider Letter, 2,500,000 Founder Shares owned by the Sponsor and its members to whom it transferred Founder Shares will be voted in favor of the Business Combination Proposal.

Proxy Solicitation

Proxies with respect to the Stockholders’ Meeting may be solicited by telephone, by facsimile, by mail, on the Internet or in person virtually. Achari has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Morrow Sodali LLC, Achari’s proxy solicitor, by calling (203) 658-9400 (call collect) or (800) 662-5200 (call toll-free) or by emailing AVHI.info@investor.morrowsodali.com. If a stockholder grants a proxy, it may still vote its shares virtually if it revokes its proxy before the Stockholders’ Meeting. A stockholder may also change its vote by submitting a later-dated proxy, as described in the section entitled “Stockholders’ Meeting — Revoking Your Proxy; Changing Your Vote.”

Quorum and Required Vote

A quorum of Achari stockholders is necessary to hold the Stockholders’ Meeting. The presence, virtually or by proxy, of Achari stockholders representing over 50% of the shares of Achari’s common stock issued and outstanding on the Record Date and entitled to vote on the Proposals to be considered at the Stockholders’ Meeting will constitute a quorum for the Stockholders’ Meeting.

Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement. Each of the Business Combination Proposal, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Adjournment Proposal will require the affirmative vote of the holders of a majority of the SPAC Shares that are present and vote at the Stockholders’ Meeting. The Charter Amendment Proposal, Governance Proposal 3A, Governance Proposal 3B and the Reverse Stock Split Proposal will require the affirmative vote of sixty-five percent of the then outstanding SPAC Shares. Election of our directors as described in the Director Election Proposal requires the affirmative vote of a plurality of the votes of the SPAC Shares present in person or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon. “Plurality”, with respect to the Director Election Proposal, means that the nine director nominees who receive the highest number of “FOR” votes as compared to any other director nominees set forth will be elected as directors, even if those nominees do not receive a majority of the votes cast by the stockholders present virtually or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon.

Management of Achari Following the Business Combination

Achari’s directors and executive officers upon completion of the Business Combination will be as follows:

Name	Age	Position
Joshua Markowitz	68	Chairman of the Achari Board and Director
David Lieberman	79	Vice Chairman of the Achari Board and Director
Jun Ma	60	President, Chief Executive Officer and Director
Jane Moen	44	President of Vaso HealthCare and Director
Behnam Movaseghi	70	Independent Director
Edgar Rios	71	Independent Director
Leon Dembo	69	Independent Director
Michael J. Beecher	79	Co-Chief Financial Officer and Secretary
Jonathan P. Newton	63	Co-Chief Financial Officer and Treasurer
Peter C. Castle	55	Chief Operating Officer
Michael Jackman	66	Independent Director
Hon. Douglas E. Arpert	65	Independent Director

For more information on Achari’s directors and executive officers upon completion of the Business Combination, see “Management of Achari Following the Business Combination”.

Anticipated Accounting Treatment

The Transactions will be accounted for as a capital reorganization in accordance with GAAP. Accordingly, the Transactions will be treated as the equivalent of Vaso issuing shares for the net assets of Achari as of the Closing Date, accompanied by a recapitalization. The net assets of Achari will be stated at historical cost, with no goodwill or other intangible assets recorded.

Regulatory Approvals

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional regulatory requirement or approval, except for filings with the Secretary of State of the State of Delaware necessary to effectuate the Merger and filings with the SEC pursuant to the reporting requirements applicable to Achari and Vaso, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this joint proxy statement/prospectus forms a part and to disseminate this joint proxy statement/prospectus to Achari’s stockholders.

Redemption Rights

Public Stockholders may seek to have their respective shares redeemed by Achari, regardless of whether they vote for or against the Business Combination or any other Proposals and whether they held SPAC Shares as of the Record Date or acquired them after the Record Date. For illustrative purposes, based on the funds in the Trust Account of approximately $3,560,520 on July 16, 2024, the estimated per share Redemption Price would have been approximately $11.48, net of taxes payable as of such date. A Public Stockholder that has properly tendered such Person’s shares for Redemption will be entitled to receive such Person’s pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Stockholders as appropriate. Any Public Stockholder who holds shares of common stock of Achari on or before ________, 2024 (two (2) business days before the Stockholders’ Meeting) will have the right to demand that such Person’s shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. See the section entitled “Stockholders’ Meeting — Redemption Rights” for the procedures to be followed if you are to redeem your shares for cash.

Appraisal Rights

If the Business Combination is completed, Vaso stockholders who do not vote in favor of the Business Combination are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”) provided that they comply with the conditions established by Section 262. For more information about such rights, see the provisions of Section 262 of the DGCL, attached hereto as Annex D, and the section entitled “Stockholders’ Meeting — Appraisal Rights”. Achari’s stockholders do not have appraisal rights under the DGCL or otherwise in connection with the Business Combination Proposal or the other Proposals.

Interests of the Sponsor, Directors and Officers in the Business Combination

When you consider the recommendation of the Achari Board to vote in favor of approval of the Proposals, you should keep in mind that Achari’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to stockholders rather than liquidating Achari. These interests include, among other things, that:

•        Achari’s chief executive officer, Vikas Desai, is the managing member of Achari KGD DTII Holdings LLC, the managing member of the Sponsor, and as such has voting and investment discretion with respect to the Common Stock held of record by our Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Desai has disclaimed any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly;

•        unless Achari consummates an initial business combination, Achari’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (no such out-of-pocket expenses were outstanding as of the date hereof, however such expenses may be incurred prior to consummation of the Business Combination in certain circumstances);

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 2,500,000 Founder Shares, which were acquired by the Sponsor prior to our IPO for an aggregate purchase price of $25,000, or $0.01 per share. Certain of Achari’s officers may have pecuniary interests in such Founder Shares through their direct or indirect ownership interests in the Sponsor. Based on a value of $10.95 per Founder Share, $10.95 being the last reported sales price of a SPAC Share as reported by Nasdaq on March 22, 2024, such Founder Shares could be deemed to have an approximate market value of $27,375,000 as of such date (provided that such figure does not give effect to the forfeiture of 1,750,000 Founder Shares by the Sponsor pursuant to the terms of the Business Combination Agreement and related agreements, which will result in the Sponsor holding up to 750,000 Founder Shares immediately following the consummation of the Business Combination, and would therefore result in such remaining Founder Shares potentially being deemed to have a market value of $8,212,500 (utilizing the same $10.95 per SPAC Share value as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other business combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Founder Shares held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Founder Shares if an initial business combination is not completed.

•        The Sponsor and Vaso have agreed to enter into a Put Option Agreement in connection with the Business Combination, whereby Vaso shall grant certain put rights (the “Put Option”) to the Sponsor with respect to the Founder Shares held by the Sponsor following the consummation of the Business Combination, with such Put Option requiring Vaso to purchase the Founder Shares held by the Sponsor following the closing of the transaction from the Sponsor, at the Sponsor’s election, at certain pre-agreed times and prices, including notably at a minimum purchase price of $8.00 per Founder Share (subject to certain adjustments and exceptions as further described in the Put Option Agreement). If the Sponsor exercises the Put Option granted to it pursuant to the Put Option Agreement in full and at a purchase price of $8.00 per Founder Share, the Sponsor shall receive aggregate proceeds of $6,000,000 as a result of the sale to Vaso of up to 750,000 Founder Shares it will hold following the closing of the Business Combination. No other parties shall receive rights similar to those granted to the Sponsor in connection with the Put Option Agreement with respect to the Business Combination;

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 7,133,333 Private Placement Warrants, which were purchased by the Sponsor concurrently with the closing of our IPO for an aggregate purchase price of $5,350,000. Certain of Achari’s officers have pecuniary interests in such Private Placement Warrants through their direct or indirect ownership interests in the Sponsor. Based on a sales price of $0.0315 per Private Placement Warrant, $0.0315 being the last reported sales price of our public warrants as reported by Nasdaq on March 22, 2024, such Private Placement Warrants could be deemed to have an approximate market value of $224,700 as of such date (provided that such figure does not give effect to the forfeiture of 6,133,000 Private Placement Warrants by the Sponsor pursuant to the terms of the Business Combination Agreement, which will result in the Sponsor holding 1,000,000 Private Placement Warrants immediately following the consummation of the Business Combination, and would therefore result in such remaining Private Placement Warrants potentially being deemed to have a market value of $31,500 (utilizing the same $0.0315 per Private Placement Warrant market price as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other initial Business Combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Private Placement Warrants held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Private Placement Warrants if an initial Business Combination is not completed;

•        Our Sixth Amended and Restated Certificate of Incorporation requires Achari to complete an initial Business Combination prior to October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options). As of March 31, 2024, the Sponsor and its affiliates had invested a total of $6,200,975 in Achari, such investment consisting of (i) $25,000 with respect to the purchase of 2,500,000 Founder Shares prior to Achari’s IPO, (ii) $5,350,000 with respect to the purchase of 7,133,333 Private Placement Warrants concurrently with Achari’s IPO and (iii) $825,975 of working capital loans made by the Sponsor to Achari. The Sponsor may also ultimately be found responsible for third-party accrued and unpaid expenses incurred by Achari if an initial Business Combination is not consummated prior to the termination deadline. If the Business Combination, or any other initial business combination is not consummated, in a timely manner, or at all, and in any respect prior to the October 19, 2024 termination deadline (assuming Achari exercises each of its Sixth CoI Monthly Extension Options), Achari will be forced to wind up, dissolve and liquidate in accordance with the Sixth Amended and Restated Certificate of Incorporation promptly following the expiration of such deadline, at which time the Sponsor’s full investment in Company would be rendered valueless;

•        Our Sponsor and each of our directors and officers have each agreed to (i) waive their redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, with any Public Shares held by them excluded from the pro rata calculation used to determine the per-share redemption price with respect to the Common Stock redemptions from our Trust Account in connection with the public vote to approve the Business Combination as well as (ii) vote any SPAC Shares owned by them in favor of the Business Combination. Although the Sponsor, our officers and our directors do not own any SPAC Shares apart from their direct or indirect ownership of our Founder Shares, such ownership of our Founder Shares currently confers them with a collective ownership of 81.9% of the issued and outstanding SPAC Shares, and as a result a majority of the voting power associated with our Common Stock;

•        To finance transaction costs in connection with an initial business combination our Sponsor has provided Achari working capital in the form of loans. If Achari consummates an initial business combination, Achari may repay such working capital loans out of any proceeds of the Trust Account released to Achari following such business combination. Otherwise, such working capital loans would only be repaid only out of funds held outside the Trust Account, if any. As of the date hereof, the Sponsor has funded working capital loans to Achari totaling $825,975;

•        Pursuant to the terms of the Business Combination Agreement, at the effective time of the Business Combination, Achari’s certificate of incorporation and the bylaws will, from and after the consummation of the Business Combination, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Current Charter, which provisions may not be amended, repealed or otherwise modified for a period of six years from the consummation of the Business Combination in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the consummation of the Business Combination, served as a director, manager or officer of Achari, unless such modification shall be required by applicable law.;

•        as a condition to the IPO, pursuant to the Insider Letter, the 2,500,000 Founder Shares owned by the Sponsor became subject to a lock-up pursuant to which the Founder Shares cannot be publicly sold until a business combination has occurred;

•        if the Trust Account is liquidated, including in the event Achari is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Achari;

•        the fact that the officers and directors of Achari do not work full-time at Achari. Each of Achari’s directors and officers is engaged in several other business endeavors for which such director or officer may be entitled to substantial compensation, and Achari’s directors and officers are not obligated to contribute any specific number of hours per week to Achari’s affairs. Achari’s independent directors also serve as officers and/or board members for other entities. If Achari’s directors’ and officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Achari’s affairs and may influence their decision to proceed with the Business Combination; and

•        the fact that Achari’s Current Charter provides that Achari renounces its interest in any corporate opportunity offered to any director or officer of Achari. This waiver allows Achari’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. The waiver of the corporate opportunities doctrine did not have an impact on Achari’s search for an acquisition target.

As of March 31, 2024, the Sponsor and its affiliates had an aggregate of $6,200,975 at risk that depends on completion of an initial business combination, including $5,375,000 that was invested in securities and $825,975 of unpaid loans. As of July 16, 2024, there were no unreimbursed out-of-pocket expenses incurred by the Sponsor or its affiliates.

After due consideration, the Achari Board concluded that any potentially disparate interests among its stakeholders would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and this joint proxy statement/prospectus, (ii) many of these disparate interests would exist with respect to a business combination between Achari and any other target business or businesses and were not specific or attributable to Vaso or the Business Combination, and (iii) by the fact that the Sponsor will hold equity interests (including with respect to the Founder Shares held by the Sponsor subject to the terms of the Put Option Agreement) in the combined company following the Business Combination alongside other such stakeholders, and the value of such equity interest will be based, at least in part on, the future performance of Vaso, which may be affected by various other factors other than these interests and therefore the interests of such various equity stakeholders may be considered to be aligned from certain perspectives and in certain respects following the closing of the Business Combination. In addition, Achari’s independent directors reviewed and considered the potentially disparate interests of Achari’s various stakeholders during their evaluation of the Business Combination and in approving, as members of the Achari Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby. Based on its review of the foregoing considerations, the Achari Board concluded that any potentially negative aspects or effects resulting from the Business Combination were outweighed by the potential benefits that it expects the Achari stockholders will receive as a result of the Business Combination. However, the Achari Board may be incorrect in their determination and there can be no assurance about the results or outcome of the Business Combination.

Material U.S. Federal Income Tax Consequences of the Business Combination and the Reverse Stock Split

For a description of the certain United States federal income tax considerations relevant to an exercise of redemption rights, please see “Material U.S. Federal Income Tax Consequences of the Business Combination”.

For a description of the certain United States federal income tax considerations relevant to the Reverse Stock Split, please see “Proposal 4: The Reverse Stock Split Proposal — Certain U.S. Federal Income Tax Considerations”.

Recommendation to Stockholders of Achari

The Achari Board determined unanimously that each of the Proposals is fair to and in the best interests of Achari and its stockholders. The Achari Board unanimously recommends that the Achari stockholders:

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the Charter Amendment Proposals;

•        Vote “FOR” for each of the Governance Proposals (Governance Proposal 3A and Governance Proposal 3B);

•        Vote “FOR” for the Reverse Stock Split Proposal;

•        Vote “FOR” the 2024 Equity Incentive Plan Proposal;

•        Vote “FOR” the Nasdaq 20% Plan Proposal;

•        Vote “FOR” the election of each of the director nominees pursuant to the Director Election Proposal; and

•        Vote “FOR” the Adjournment Proposal, if it is presented at the Stockholders’ Meeting.

The existence of any financial and personal interests of one or more of Achari’s directors may be argued to result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Achari and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section entitled

“Proposal 1: The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination” in this joint proxy statement/prospectus for a further discussion of such interests and potential conflicts of interest.

Comparison of the Rights of Holders of Vaso Stock and Achari Stock after the Business Combination

As a result of the Business Combination, the former holders of Vaso Shares will become holders of Class A Common Stock and their respective rights will be governed by Delaware law (and by the SPAC A&R CoI and Bylaws (instead of Vaso’s current certificate of incorporation and bylaws)). Following the Business Combination, former Vaso stockholders may have different rights as Achari stockholders than they had as Vaso stockholders.

Following the Business Combination, the current holders of SPAC Shares will become holders of Class A Common Stock and their rights will be governed by Delaware law as well as the SPAC A&R CoI (instead of the Current Charter). Among the differences between the Current Charter and the SPAC A&R CoI is that the SPAC A&R CoI establishes two classes of common stock, Class A Common Stock and Class B Common Stock. The holders of Class A Common Stock will be entitled to one vote and the holders of Class B Common Stock will be entitled to 100 votes for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent). The Class B Common Stock carries no economic interest, and each share of Class B Common Stock converts into one share of Class A Common Stock at the earlier of the election of the holder of Class B Common Stock or the five-year anniversary of its issuance.

No shares of Class B Common Stock will be outstanding following the consummation of the Business Combination. However, if such shares of Class B Common Stock are issued in the future, the holders of Class B Common Stock, will collectively likely hold a substantial majority of the voting power of our outstanding capital stock, and may therefore be able to control matters submitted to our common stockholders for approval. This concentrated control of common stock voting power may limit or preclude the ability of holders of our Class A Common Stock to influence certain corporate matters. The Achari Board believes that it is important for the post-Business Combination company to have available for issuance shares of Class B Common Stock to provide necessary flexibility for future corporate needs. No Class B Common Stock or preferred stock will be outstanding upon completion of the Business Combination. However, such Class B Common Stock or preferred stock may be issued in the future, for example to investors in situations where we are not able to conduct a fundraising through the issuance of Class A Common Stock or in certain other circumstances. See section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

The SPAC A&R CoI does not materially alter the terms of the preferred stock found in the Current Charter. Under each of the documents, the Company is authorized to issue up to 1,000,000 shares of preferred stock in series, and on terms, to be designated by the Board of Directors. Although designating the terms of any such preferred shares is not currently contemplated, if such terms are ever designated they may contain voting rights, economic rights, liquidation rights, dividend rights or other rights that are superior to those of the Class A Common Stock and/or the Class B Common Stock.

Please see the section entitled “Description of Vaso’s and Achari’s Securities — Comparison of the Rights of Holders of Vaso Stock and Achari Stock after the Business Combination”.

Vaso Stockholders’ Meeting

Following the registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, being declared effective by the SEC, Vaso will hold a meeting of its stockholders for the purpose of authorizing, approving and consenting to the execution, delivery and performance of the Business Combination Agreement and each of the ancillary documents to the Business Combination Agreement to which Vaso is or is required to be a party or bound, and the consummation of the transactions contemplated by the Business Combination Agreement and such ancillary documents (the “Required Vaso Stockholder Approval”), thereby approving the Business Combination Agreement, such related documents, the Business Combination and related transactions. The Required Vaso Stockholder Approval requires the affirmative vote of the holders of Vaso Shares representing a majority of the votes represented by all outstanding shares of capital stock of Vaso entitled to vote. Certain Vaso security holders entered into the Company Support Agreement with Achari and Vaso pursuant to which they agreed to, among other things, (i) vote at any meeting of the stockholders of Vaso or by written consent all of its Vaso Shares held of record or thereafter acquired in favor of the Business Combination and the adoption of the Business Combination Agreement; (ii) waive their respective appraisal rights with respect to such matters; and (iii) be bound by certain transfer restrictions with respect to Vaso’s securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement. As of December 6, 2023, the ownership interests of the Vaso security holders that are party to the Company Support Agreement collectively represent approximately 44% of the outstanding Vaso Shares.

Risk Factors

In evaluating the Proposals set forth in this joint proxy statement/prospectus, you should carefully read this joint proxy statement/prospectus, including the Annexes, and especially consider the factors discussed in the section entitled “Risk Factors” herein. A summary of those risks includes:

Risks Related to the Business Combination

Achari’s stockholders will experience dilution due to the issuance of Class A Common Stock to the Vaso stockholders as consideration in the Business Combination entitling them to a significant voting stake in Achari.

Achari’s stockholders who do not redeem their respective SPAC Shares may be diluted by the exercise of warrants previously attached to redeemed shares.

Achari’s ability to be successful following the Business Combination will depend upon the efforts of the members of the Achari Board and Vaso’s key personnel and the loss of such persons could negatively impact the operations and profitability of Achari’s business following the Business Combination.

Some of Achari’s officers and directors may be argued to have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Vaso is appropriate for Achari’s initial business combination.

Achari has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Achari.

Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination.

If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Achari’s results if the Business Combination is completed.

If the conditions to Closing under the Business Combination Agreement are not met, the Business Combination may not be consummated.

If Achari’s stockholders fail to approve the Business Combination Proposal and the other Proposals at the Stockholders’ Meeting, Achari will owe Vaso a termination fee of $5.28 million.

There are risks to Achari stockholders who are not affiliates of the Sponsor becoming stockholders of Vaso through the Business Combination rather than acquiring securities of Vaso directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

If the Business Combination benefits do not meet the expectation of investors or securities analysts, the market price of Achari’s securities or, following the consummation of the Business Combination, Vaso’s securities may decline.

The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.

Under the SPAC A&R CoI, we could issue shares of preferred stock with rights that are superior to those of the holders of Class A Common Stock and Class B Common stock.

Delaware law, the SPAC A&R CoI and the Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of our stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable.

If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, former holders of Vaso common stock receiving Common Stock in connection with the Business Combination may incur greater U.S. federal income tax liability as a result of the Business Combination.

The proposed Reverse Stock Split may not increase our stock price over the long-term.

The enactment of the Reverse Stock Split depends on the decision of the Vaso Board of Directors and is ultimately outside of Achari’s control.

Risks Related to Achari

We may not be able to complete our initial business combination within the prescribed time frame, in which case, we would cease all operations except for the purpose of winding up, and we would redeem our Public Shares and liquidate, in which case, our Public Stockholders may only receive $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO), or less than such amount in certain circumstances, and our warrants will expire worthless.

Our Sponsor, certain members of our Sponsor and officers own a substantial number of shares of our common stock and can approve the Proposals and the Adjournment Proposal, if presented, with minimal support from other stockholders.

There is no guarantee that redeeming Public Shares will put Public Stockholders in a better future economic position.

We have not obtained a fairness opinion, and consequently, our stockholders may have no assurance from an independent source that the price we are paying for the Vaso business is fair to our company from a financial point of view.

Risks Related to Vaso

Vaso currently derives a significant amount of its revenue and operating income from its agreement with GEHC.

If Vaso or its suppliers fail to comply with the FDA’s Quality System Regulation, some of Vaso’s operations could be halted, and Vaso’s business would suffer.

Federal regulatory reforms may adversely affect Vaso’s ability to sell its products profitably.

Vaso depends on several suppliers for the supply of certain products.

Vaso’s growth could suffer if the markets into which it sells products decline, do not grow as anticipated or experience cyclicality.

Vaso’s common stock is subject to price volatility.

QUESTIONS AND ANSWERS

Except as specifically indicated, the following information and all other information in this joint proxy statement/prospectus assumes that the Reverse Stock Split described in Proposal 4 does not occur. The Reverse Stock Split Proposal is being presented to Achari’s stockholders in order to provide Achari with certain flexibility which may be required in connection with the approval by Nasdaq of Achari’s initial listing application in connection with the Business Combination. However, although Achari will present and seek approval of the Reverse Stock Split Proposal at the Stockholders’ Meeting, such Reverse Stock Split shall only occur if deemed necessary by the Achari Board in order to receive approval from Nasdaq in connection with Achari’s initial listing application in order to consummate the Business Combination, and is further dependent on several other factors, including the consent of Vaso’s Board, as further described below in the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”.

Q.     Why am I receiving this joint proxy statement/prospectus?

A.     You are receiving this joint proxy statement/prospectus in connection with the Stockholders’ Meeting. Achari is holding the Stockholders’ Meeting so its stockholders may consider and vote upon the Proposals described below. Your vote is important. You are encouraged to vote as soon as possible after carefully reviewing this joint proxy statement/prospectus.

Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination Agreement, dated as of December 6, 2023, by and among Achari, Merger Sub, and Vaso, pursuant to which, among other things, Merger Sub shall merge with and into Vaso, with Vaso being the surviving corporation of the Merger, and, as a result of which, it will become a wholly owned subsidiary of Achari, a copy of the Business Combination Agreement being attached to the accompanying joint proxy statement/prospectus as Annex A, and the transactions contemplated thereby. See the section entitled “Proposal 1: The Business Combination Proposal”.

Proposal 2 — The Charter Amendment Proposals — To consider and vote upon the approval of the amendment and restatement of the Current Charter, in its entirety, and adopt the SPAC A&R CoI, attached to the accompanying joint proxy statement/prospectus as Annex B in connection with the Business Combination in order to, among other matters, (i) change the post-Business Combination corporate name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (ii) remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination. Achari encourages its stockholders to read the SPAC A&R CoI in its entirety.

Proposal 3 — The Governance Proposal — To consider and vote upon the approval of two governance provision in the SPAC A&R CoI, presented separately in accordance with the U.S. Securities and Exchange Commission requirements, to:

(i)     Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A Common Stock and (b) Class B Common Stock, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share; and

(ii)    Governance Proposal 3B: increase the Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock.

See the section entitled “Proposal 3: The Governance Proposals” for more information.

Proposal 4 — The Reverse Stock Split — To consider and vote upon an additional change to the SPAC A&R CoI to effect a Reverse Stock Split of the outstanding SPAC Shares at a ratio in the range of 1-for-1 to 2-for-1, the decision to effectuate such Reverse Stock Split and the ratio of such Reverse Stock Split to be determined at the discretion of the Achari Board and subject to certain conditions as further described herein. See the section entitled “Proposal 4: The Reverse Stock Split Proposal” for more information.

Proposal 5 — The 2024 Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the 2024 Equity Incentive Plan, substantially in the form attached to the accompanying joint proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2024 Equity Incentive Plan as contemplated by the Business Combination Agreement. See the section entitled “Proposal 5: The 2024 Equity Incentive Plan Proposal” for more information.

Proposal 6 — The Nasdaq 20% Proposal — To consider and vote upon a proposal to approve the issuance of shares constituting more than 20% of Achari’s issued and outstanding common stock pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b) and (d). See the section entitled “Proposal 6: Nasdaq 20% Proposal” for more information.

Proposal 7 — The Director Election Proposal — To consider and vote upon a proposal to elect Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert, to serve as directors on Achari’s board of directors until the next annual meeting of Achari’s stockholders or until their respective successors are elected and qualified. See the section entitled “Proposal 7: The Director Election Proposal” for more information.

Proposal 8 — The Adjournment Proposal — To approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. See the section entitled “Proposal 8: The Adjournment Proposal” for more information and “Risk Factors — Achari may adjourn the Stockholders’ Meeting and such adjournment may delay the receipt of any proceeds to be delivered to shareholders of Achari who intend to elect to redeem their shares at such Stockholders’ Meeting”.

The presence, virtually or by proxy, of Achari stockholders representing not less than 50% of the shares of Achari’s common stock issued and outstanding on the Record Date and entitled to vote on the Proposals to be considered at the Stockholders’ Meeting will constitute a quorum for the Stockholders’ Meeting.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO VOTE AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS JOINT PROXY STATEMENT/PROSPECTUS.

Q.     What is being voted on at the Stockholders’ Meeting?

A.     At the Stockholders’ Meeting, the stockholders of Achari are being asked to vote on the following Proposals:

•        The Business Combination Proposal;

•        The Charter Amendment Proposals;

•        Each of the Governance Proposals (Governance Proposal 3A and Governance Proposal 3B);

•        The Reverse Stock Split Proposal;

•        The 2024 Equity Incentive Plan Proposal;

•        The Nasdaq 20% Proposal;

•        The Director Election Proposal; and

•        The Adjournment Proposal, if presented.

Q.     Are the Proposals conditioned on one another?

A.     Each of the Condition Precedent Proposals must independently be approved for Achari to complete the Business Combination contemplated by the Business Combination Agreement. The closing of the Business Combination is not expressly conditioned upon the approval by our stockholders of the Reverse Stock Split, but the closing of the Business Combination is conditioned upon approval of Achari’s initial listing application with Nasdaq in connection with the Business Combination. Depending on the market price of Vaso’s common stock at the proposed time of the Closing, a Reverse Stock Split might be necessary in order for Nasdaq to approve Achari’s initial listing application so that such condition precedent to the Business Combination may be met. However, although Achari will present and seek approval of the Reverse Stock Split Proposal at the Stockholders’ Meeting, such Reverse Stock Split shall only occur if deemed necessary by the Achari Board in order to receive such approval from Nasdaq in connection with Achari’s initial listing application in order to consummate the Business Combination, and is further dependent on several other factors, including the consent of Vaso’s Board, as further described in below in “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?” and in the section entitled “Risk Factors — The enactment of the Reverse Stock Split depends on the decision of the Vaso Board of Directors and is ultimately outside of Achari’s control”. The Adjournment Proposal does not require the approval of the Business Combination Proposal to be effective. All of the Condition Precedent Proposals must be approved at the Stockholders’ Meeting for the Business Combination to close, and as further described herein, the Reverse Stock Split Proposal might also be required to be approved at the Stockholders’ Meeting for the Business Combination to occur. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, if necessary) will not be presented to the Achari stockholders for a vote.

Q.     What changes are being made to the Current Charter in connection with the Business Combination?

A.     In connection with the Business Combination, Achari will be filing the SPAC A&R CoI with the Secretary of State of the State of Delaware. The SPAC A&R CoI, which will be effective as of the Closing, will provide for the following: (1) that Achari’s stockholders may act by written consent of the stockholders holding a majority of the issued and outstanding shares of Common Stock, (2) a change in the post-Business Combination corporate name of Achari from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation”, (3) the removal of various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination, (4) reclassification of all of the outstanding SPAC Shares, and (5) increase the Company’s authorized common stock from (i) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination to (ii) 110,000,000 shares of common stock post-Business Combination (which shall be divided into 100,000,000 authorized shares of Class A common stock and 10,000,000 authorized shares of Class B common stock, each with par value $0.0001 per share). For a summary of the differences between the Current Charter and the SPAC A&R CoI, see the section entitled “Description of Vaso’s and Achari’s Securities — Comparison of the Rights of Holders of SPAC Shares, Vaso Shares and, after the Business Combination, Common Stock”.

If stockholder approval of the Reverse Stock Split Proposal is received, and the other conditions required for the Reverse Stock Split to occur are met, as further described in section entitled “Risk Factors — The enactment of the Reverse Stock Split depends on the decision of the Vaso Board of Directors and is ultimately outside of Achari’s control”, the SPAC A&R CoI, which will become effective as of the Closing, will provide for the occurrence of the Reverse Stock Split.

Q:     What is the Reverse Stock Split?

A:     If the Reverse Stock Split is effectuated, the outstanding SPAC Shares will be reclassified at the Effective Time and combined into a lesser number of shares of Class A Common Stock, which number shall be greater than one and equal to or less than 2, with the exact number within a range to be determined by the Achari Board prior to the Effective Time. By way of example, the following table sets out what the effects of the Reverse Stock Split would be if it were to occur on the date hereof with respect to Achari’s securities assuming a reverse stock split ratio of 1.5-for-1 and 2-for-1:

	Currently		With a 1.5-for-1 Reverse Stock Split		With a 2-for-1 Reverse Stock Split
	Amount	Exercise Price Per SPAC Share	Amount	Exercise Price Per SPAC Share	Amount	Exercise Price Per SPAC Share
SPAC Shares	2,809,010	—	1,872,674	—	1,404,505	—
Public Shares	309,010	—	206,007	—	154,505	—
Founder Shares	2,500,000	—	1,666,667	—	1,250,000	—
Public Warrants	10,000,000	$11.50	6,666,667	$17.25	5,000,000	$23.00
SPAC Shares underlying Public Warrants	7,500,000	—	5,000,000	—	3,750,000	—
Private Warrants	7,133,333	$11.50	4,755,555	$17.25	3,566,667	$23.00
SPAC Shares underlying Private Warrants	5,350,000	—	3,566,667	—	2,675,000	—

The above table is being provided for illustrative purposes only, does not reflect actual security holdings as of the Effective Time, which we expect will be impacted by the effect of any Redemptions, the reduction of the Founder Shares and Private Warrants pursuant to the Letter Agreement and the Put

Option Agreement and as a result of any rounding up for any fractional shares that would otherwise result from the Reverse Stock Split. For a further discussion, please see “Proposal 4: The Reverse Stock Split — Principal Effects of the Reverse Stock Split”.

The Achari Board may effect only one reverse stock split in connection with Proposal 4. The Achari Board’s decision to effect a Reverse Stock Split and the ratio of any such Reverse Stock Split will be based solely on (i) the market price of Vaso’s common stock immediately prior to the Effective Time and the resulting ratio of the reverse stock split which the Achari Board believes may be required to be implemented immediately prior to the Effective Time in order for Nasdaq to approve Achari’s initial listing application in connection with the consummation of the Business Combination, (ii) the express written consent of the Vaso Board to the implementation of the Reverse Stock Split in accordance with the Acknowledgment and Agreement, entered into on May 23, 2024 among the SPAC, Merger Sub and Vaso (the “Acknowledgement and Agreement”), a form of which is attached as Exhibit 10.19 hereto and (iii) the Achari Board’s belief that the Reverse Stock Split is in the best interest of Achari and its stockholders and necessary to consummate the Business Combination (the “Reverse Stock Split Conditions”).

Q.     What are the U.S. federal income tax consequences of exercising my redemption rights?

A.     Whether the redemption is subject to U.S. federal income tax depends on the particular facts and circumstances. Please see the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination”. We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

Q.     What are the U.S. federal income tax consequences to me as a result of the Business Combination?

A.     If you do not elect to have your SPAC Shares redeemed for cash, then you will not have a sale, taxable exchange or taxable redemption of such shares, and you will recognize no taxable gain or loss as a result of the consummation of the Business Combination. Please see the section entitled “Proposal 1: The Business Combination Proposal — Material U.S. Federal Income Tax Consequences of the Business Combination”.

Q:     What are the material U.S. federal income tax consequences to me as a result of Reverse Stock Split?

A:     Achari stockholders generally will not recognize a gain or loss as a result of the Reverse Stock Split. For a more complete description of the tax consequences of the Reverse Stock Split and the Business Combination, please see the section entitled “Proposal 4: The Reverse Stock Split Proposal — Certain U.S. Federal Income Tax Considerations”.

Q.     Why is Achari proposing the Business Combination?

A.     Achari was organized to effect a merger, share exchange, share reconstruction or amalgamation, asset or share acquisition, a contractual arrangement or other similar business combination transaction. The Achari Board, in evaluating the transaction with Vaso, consulted with Achari’s management and its legal and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of Achari and its stockholders and (ii) to recommend that the Achari stockholders approve the transactions contemplated by the Business Combination Agreement and other proposals submitted to such stockholders, the Achari Board considered a wide variety of factors. In light of the complexity of those factors, the Achari Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Achari Board may have given different weight to different factors. For further explanation of the reasons for the Achari Board’s approval of the Business Combination see “The Achari Board’s Reasons for the Approval of the Business Combination”. The explanation is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and the risk factors included in this joint proxy statement, including, but not limited to, the risk factor entitled “Risk Factors — The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

Q.     What will happen in the Business Combination?

A.      In the Business Combination, Merger Sub will merge with and into Vaso with Vaso continuing as the surviving entity and a subsidiary of Achari. Upon the completion of the Business Combination, each issued and outstanding SPAC Share will become a share of Common Stock, and each issued and outstanding warrant to purchase SPAC Shares will become a warrant to purchase an equal number of shares of Common Stock. If a Reverse Stock Split is effected at the Effective Time, each then-outstanding SPAC Share, will become and be converted into such number of shares of Achari common stock as is determined by multiplying such SPAC Shares by a ratio in the range of 1-for-1 to 2-for-1, with such ratio to be determined at the discretion of the Achari Board.

Q.     What is the form of consideration that stockholders of Vaso will receive in return for the acquisition of Vaso by Achari?

A.     In connection with the completion of the Business Combination, stockholders of Vaso will collectively receive, as consideration for their respective existing Vaso common stock shares, shares of Common Stock pursuant to the Business Combination Agreement.

Based on the assumptions set forth under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”,  the total number of post-Merger shares of Common Stock issuable to the Vaso stockholders will be approximately 17,600,000 (such share amount assuming the Reverse Stock Split does not occur), entitling such holders collectively to exchange their respective Vaso securities for approximately 93.1% of the Common Stock in the aggregate (assuming no redemptions and no exercise of Achari warrants). For information with respect to the assumption as to why a Reverse Stock Split does not occur, see the section entitled “Share Calculations and Ownership Percentages”

Each share of Common Stock will provide the holder thereof the rights to vote, receive dividends and share in distributions in connection with a liquidation and other stockholder rights with respect to Achari.

Q.     How much consideration will the holders of securities of Vaso receive in connection with the acquisition of Vaso by Achari?

A.     The Vaso stockholders will receive consideration from Achari at the Closing that will have an aggregate value equal to $176,000,000 (the “Merger Consideration”). The Merger Consideration will be payable solely in new shares of Common Stock, with each such share being valued at $10.00 per share.

See the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

Q:     What equity stake will current Achari stockholders and Vaso Stockholders hold in Achari (to be renamed “Vaso Holding Corporation”) after the Completion of the Business Combination?

A:     As of the date of this joint proxy statement/prospectus, there are issued and outstanding (i) 2,809,010 SPAC Shares, comprised of 309,010 SPAC Shares held by Public Stockholders and 2,500,000 Founder Shares (to be reduced to 750,000 Founder Shares upon the completion of the Business Combination), (ii) 10,000,000 Public Warrants, and (iii) 7,133,333 Private Placement Warrants (to be reduced to 1,000,000 Private Placement Warrants at the time of the completion of the Business Combination). Each whole Public Warrant and each whole Private Placement Warrant entitles the holder thereof to purchase three quarters of one SPAC Share for $11.50 per share and, following the completion of the Business Combination, will entitle the holder thereof to purchase three quarters of one share of Common Stock; provided, however, that, in each case, the warrants may be exercised only for a whole number of shares. In connection with the completion of the Business Combination, each then-issued and outstanding SPAC Share will be exchanged for a share of Class A Common Stock, on a one-for-one basis. In addition, as of July 16, 2024, there was approximately $3,560,520 in the Trust Account.

Issued and Outstanding Ownership upon Closing

The following tables show share ownership following the Business Combination if (A) the Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. Each such table also summarizes the dilutive effect and the pro forma ownership of Class A Common Stock following the completion of the Business Combination based on the varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to stockholders of Vaso in a no

Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) pursuant to the Business Combination Agreement, at Closing, all Vaso Restricted Share Awards, to the extent they are outstanding immediately prior to Closing, will automatically vest in full and be converted into the right to receive a number of Class A Common Shares as set forth on the Allocation Schedule.

Based on these assumptions, and assuming that no outstanding SPAC Shares are redeemed in connection with the Business Combination, there would be approximately 18,900,941 shares of Class A Common Stock outstanding, or 27,150,941 on a fully-diluted basis, immediately following the consummation of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in Achari (which, as of the completion of the Business Combination, will be renamed “Vaso Holding Corporation”) will be different.

The scenarios depicted below are for illustrative purposes only, as the actual number of redemptions by the Public Stockholders is not able to be known prior to the Redemption Deadline, and we do not anticipate that the ratio for the Reverse Stock Split will be decided prior to the Special Meeting.

(A)    If there is no Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	17,600,000	94.3%	17,600,000	94.6%	17,600,000	95.0%	17,600,000	95.3%	17,600,000	95.6%	17,600,000	95.9%
Achari Public Stockholders	309,010	1.7%	247,208	1.3%	185,406	1.0%	123,604	0.7%	61,802	0.3%	—	0.0%
Sponsor Founder Shares(8)	750,000	4.0%	750,000	4.0%	750,000	4.0%	750,000	4.1%	750,000	4.1%	750,000	4.1%
Total Shares of Common Stock	18,659,010	100%	18,597,208	100%	18,535,406	100%	18,473,604	100%	18,411,802	100%	18,350,000	100%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	11,733,333	94.3%	11,733,333	94.6%	11,733,333	95.0%	11,733,333	95.3%	11,733,333	95.6%	11,733,333	95.9%
Achari Public Stockholders	206,007	1.7%	164,805	1.3%	123,604	1.0%	82,403	0.7%	41,201	0.3%	—	0.0%
Sponsor Founder Shares(8)	500,000	4.0%	500,000	4.0%	500,000	4.0%	500,000	4.1%	500,000	4.1%	500,000	4.1%
Total Shares of Common Stock	12,439,340	100%	12,398,138	100%	12,356,937	100%	12,315,736	100%	12,274,534	100%	12,333,333	100%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	8,800,000	94.3%	8,800,000	94.6%	8,800,000	95.0%	8,800,000	95.3%	8,800,000	95.6%	8,800,000	95.9%
Achari Public Stockholders	154,505	1.7%	123,604	1.3%	92,703	1.0%	61,802	0.7%	30,901	0.3%	—	0.0%
Sponsor Founder Shares(8)	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.1%	375,000	4.1%
Total Shares of Common Stock	9,329,505	100%	9,298,604	100%	9,267,703	100%	9,236,802	100%	9,205,901	100%	9,175,000	100%

____________

(1)      Represents ownership based on assumed actual shares issued and outstanding at the Closing. All percentages will be diluted if any Public Warrants or Private Placement Warrants are exercised.

           Notwithstanding the number of Redemptions, the deferred underwriting commissions of $3,500,000 in connection with the IPO will remain constant and be released to the underwriters only upon completion of the Business Combination. Achari anticipates that there will be approximately $3,560,520 in the Trust Account (including accrued interest and net of estimated taxes) as of July 31, 2024. Accordingly, assuming that the Business Combination occurs on July 31, 2024, the deferred underwriting commissions will equal 98% of the cash remaining in the Trust Account if there are no Redemptions, 123% if there are 20% Redemptions, 164% if there are 40% Redemptions, 246% if there are 60% Redemptions, 492% if there are 80% Redemptions and an incalculable percentage if there are 100% Redemptions.

(2)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(3)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(7)      Assumes that all SPAC Shares held by Public Stockholders are redeemed.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

           For additional information regarding assumptions incorporated into the information presented above, see the sections titled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

(9)      Represents Founder Shares held by the Sponsor. Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of common stock held by the Sponsor and may be deemed to beneficially own such Founder Shares. Other than as set forth herein, no affiliates of the Sponsor own equity of Achari.

For additional information regarding beneficial ownership, see the section titled “Beneficial Ownership of Securities”.

The voting percentages set forth above were calculated based on the assumptions set forth above and do not take into account (i) Public Warrants and Private Placement Warrants that will remain outstanding immediately following the completion of the Business Combination and may be exercised thereafter, and (ii) the issuance of any shares upon completion of the Business Combination under the 2024 Equity Incentive Plan, but do include the Founder Shares, which, upon the completion of the Business Combination, will convert into shares of Class A Common Stock under the terms of the Business Combination. For more information, please see the sections entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

If the actual facts are different than the assumptions set forth above, the voting percentages set forth above will be different. For example, there are currently outstanding an aggregate of 17,133,333 warrants (8,566,666 if there is a Reverse Stock Split with a 2-for-1 ratio), each to acquire three quarters of one SPAC Share, which are comprised of 10,000,000 Public Warrants (5,000,000 if there is a Reverse Stock Split with a 2-for-1 ratio) and 7,133,333 Private Placement Warrants (3,566,666 if there is a Reverse Stock Split with a 2-for-1 ratio) to be reduced to 1,000,000 Private Placement Warrants (500,000 if there is a Reverse Stock Split with a 2-for-1 ratio) at the time of the completion of the Business Combination. Following the Closing, each of these warrants will entitle the holder thereof to purchase three quarters of one share of Class A Common Stock at an exercise price of $11.50 per share ($23.00 if there is a Reverse Stock Split with a 2-for-1 ratio) on the terms and conditions set forth in the applicable warrant agreement; provided, however, that the warrants may be exercised only for a whole number of shares. If we assume that each outstanding warrant is exercised and three quarters of one share of Class A Common Stock is issued as a result of such exercise, with payment to Achari of the exercise price of $11.50 per share ($23.00 if there is a Reverse Stock Split with a 2-for-1 ratio), in cash, the fully-diluted share capital of Achari would increase by a total of 8,250,000 shares (4,125,000 if there is a Reverse Stock Split with a 2-for-1 ratio), with approximately $94,975,000 paid to Achari to exercise the warrants.

Fully-Diluted Ownership upon Closing

If effected, as of the Effective Time, the Reverse Stock Split will effect, on a proportionate basis, in accordance with the to be determined ratio of the Reverse Stock Split, the number of Public Warrants, Private Placement Warrants, the number of shares of Class A common Stock into which they may be exercised and the exercise price of such Warrants. For example, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Public Warrants would decrease from 10,000,000 Public Warrants exercisable into 7,500,000 shares of Class A Common Stock at $11.50 per share to 6,666,667 shares exercisable into 5,000,000 shares of Class A Common Stock at $17.25 per share. Likewise, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Private Placement Warrants would decrease from 7,133,333 Private Placement Warrants exercisable into 5,349,750 shares of Class A Common Stock at $11.50 per share to 4,755,555 shares exercisable into 3,566,666 shares of Class A Common Stock at $17.25 per share. However, please note the aggregate exercise of the Public Warrants and the Private Warrants would not change as a result of the Reverse Stock Split.

The following tables show share ownership following the Business Combination if (A) a Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also summarize the dilutive effect and the pro forma ownership of Common Stock of Achari following the completion of the Business Combination based on varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to Vaso stockholders in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) the price of the shares of Class A Common Stock reaches $11.50 (as may be proportionately adjusted for the Reverse Stock Split, if any). The following table includes the Public Warrants and Private Placement Warrants, which will be exercisable for 8,250,000 shares of Class A Common Stock (as proportionately adjusted for the Reverse Stock Split scenarios set out below) following the consummation of the Business Combination.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	17,600,000	65.4%	17,600,000	65.6%	17,600,000	65.7%	17,600,000	65.9%	17,600,000	66.0%	17,600,000	66.2%
Achari Public Stockholders	309,010	1.1%	247,208	0.9%	185,406	0.7%	123,604	0.5%	61,802	0.2%	—	0.0%
Public Warrants	7,500,000	27.9%	7,500,000	27.9%	7,500,000	28.0%	7,500,000	28.1%	7,500,000	28.1%	7,500,000	28.2%
Private Placement Warrants(7)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Sponsor Founder Shares(8)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Total Shares of Common Stock	26,909,010	100%	26,847,208	100%	26,785,406	100%	26,723,604	100%	26,661,802	100%	26,600,000	100%
Total Sponsor Ownership with converted warrants	1,500,000	5.6%	1,500,000	5.65%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	11,733,333	65.4%	11,733,333	65.6%	11,733,333	65.7%	11,733,333	65.9%	11,733,333	66.0%	11,733,333	66.2%
Achari Public Stockholders	206,007	1.1%	164,805	0.9%	123,604	0.7%	82,403	0.5%	41,201	0.2%	—	0.0%
Public Warrants	5,000,000	27.9%	5,000,000	27.9%	5,000,000	28.0%	5,000,000	28.1%	5,000,000	28.1%	5,000,000	28.2%
Private Placement Warrants(7)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Sponsor Founder Shares(8)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Total Shares of Common Stock	17,939,340	100%	17,898,138	100%	17,856,937	100%	17,815,736	100%	17,774,534	100%	17,733,333	100%
Total Sponsor Ownership with converted warrants	1,000,000	5.6%	1,000,000	5.65%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	8,800,000	65.4%	8,800,000	65.6%	8,800,000	65.7%	8,800,000	65.9%	8,800,000	66.0%	8,800,000	66.2%
Achari Public Stockholders	154,505	1.1%	123,604	0.9%	92,703	0.7%	61,802	0.5%	30,901	0.2%	—	0.0%
Public Warrants	3,750,000	27.9%	3,750,000	27.9%	3,750,000	28.0%	3,750,000	28.1%	3,750,000	28.1%	3,750,000	28.2%
Private Placement Warrants(7)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Sponsor Founder Shares(8)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Total Shares of Common Stock	13,454,505	100%	13,423,604	100%	13,392,703	100%	13,361,802	100%	13,330,901	100%	13,300,000	100%
Total Sponsor Ownership with converted warrants	750,000	5.6%	750,000	5.65%	750,000	5.6%	750,000	5.6%	750,000	5.6%	750,000	5.6%

____________

(1)      Assumes that no SPAC Shares are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      Represents 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination, with each such whole warrant entitling the holder thereof to purchase three quarters of one SPAC Share.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

Share ownership presented in the table above is only presented for illustrative purposes and is based on a number of assumptions. Achari cannot predict how many of its Public Stockholders will exercise their respective right to have their respective Public Shares redeemed for cash. Public Stockholders that do not elect to redeem their respective Public Shares will experience dilution as a result of the Business Combination. The Public Stockholders currently own approximately 11% of the outstanding SPAC Shares, assuming that no warrants have been exercised, and 71% on a fully-diluted basis. As noted in the above table, if no Public Stockholders redeem their respective Public Shares in connection with the Business Combination, the Public Stockholders will go from owning approximately 71% of the SPAC Shares on a fully-diluted basis prior to the Business Combination to owning 29% of the total shares of Common Stock on a fully-diluted basis. The Public Stockholders will own approximately 1.7%, 1.3%, 1.0%, 0.7%, 0.6% and 0.0% (assuming no warrants have been exercised) and 29.0%, 28.8%, 28.7%, 28.6%, 28.3% and 28.2% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively. The Sponsor will own approximately 2.8%, 2.8%, 2.8%, 2.8% and 2.8% (assuming no warrants have been exercised) and 5. 6%, 5.6%, 5.6%, 5.6%, 5.6% and 5.6% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively.

Per Share Valuations upon Closing

If effected, the Reverse Stock Split will affect the per share value of the Class A Common Stock immediately following the Business Combination. The following tables show share ownership following the Business Combination if (A) there is no Reverse Stock Split, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also demonstrate the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming Public Stockholders in no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenarios and assumes that (i) the Reverse Stock Split does not occur, unless specifically noted and (ii) the

Sponsor’s ownership of common stock is not reduced to below 750,000 shares of Class A common stock (pre-Reverse Stock Split) pursuant to the terms of the Put Option Agreement. Public Stockholders will experience additional dilution to the extent additional shares are issued after the Closing.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	309,010	$10.00	247,208	$10.00	185,406	$10.00	123,604	$10.00	61,802	$10.00	—	$10.00
Vaso Public Shares	17,600,00	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00
Sponsor Founder Shares(8)	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00
Total Shares at Closing	18,659,010		18,597,208		18,535,406		18,473,604		18,411,802		18,350,000
Adding:
Shares underlying Private Warrants(7)	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61
Shares underlying Public Warrants(9)	7,500,000	$6.93	7,500,000	$6.93	7,500,000	$6.92	7,500,000	$6.91	7,500,000	$6.91	7,500,000	$6.90

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	206,007	$6.67	164,805	$6.67	123,604	$6.67	82,403	$6.67	41,201	$6.67	—	$6.67
Vaso Public Shares	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67
Sponsor Founder Shares(8)	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67
Total Shares at Closing	12,439,340		12,398,138		12,356,937		12,315,736		12,274,534		12,233,333
Adding:
Shares underlying Private Warrants(7)	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.40
Shares underlying Public Warrants(9)	5,000,000	$4.62	5,000,000	$4.62	5,000,000	$4.61	5,000,000	$4.61	5,000,000	$4.60	5,000,000	$4.60

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	154,505	$5.00	123,604	$5.00	92,703	$5.00	61,802	$5.00	30,901	$5.00	—	$5.00
Vaso Public Shares	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00
Sponsor Founder Shares(8)	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00
Total Shares at Closing	9,329,505		9,298,604		9,267,703		9,236,802		9,205,901		9,175,000
Adding:
Shares underlying Private Warrants(7)	375,000	$4.81	375,000	$4.81	375,000	$4.81	375,000	$4.80	375,000	$4.80	375,000	$4.80
Shares underlying Public Warrants(9)	3,750,000	$3.47	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.45	3,750,000	$3.45

____________

(1)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      The per share calculations represent the total shares at closing plus dilution from the assumed exercise of the 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination. Assumes the exercise of such 1,000,000 Private Warrants (pre-Reverse Stock Split) and that no Public Warrants are exercised. Does not account for any proceeds being paid in connection with the exercise of the Private Warrants.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

(9)      Assumes the exercise of all Public Warrants and Private Warrants (as reduced to 1,000,000 Private Warrants (pre-Reverse Stock Split) per note (7)) are exercised. Does not account for any proceeds being paid in connection with the exercise of the Public Warrants and the Private Warrants.

(10)    Based on a post-transaction equity value of approximately $186,590,100 in the No Redemptions Scenario, $185,972,080 in the 20% Redemptions Scenario, $185,354,060 in the 40% Redemptions Scenario, $184,736,040 in the 60% Redemptions Scenario, $184,118,020 in the 80% Redemptions Scenario and $183,500,000 in the 100% Redemptions Scenario, and assuming an ascribed value per share of $10.00 (in each case excluding shares underlying private and public warrants and after transaction costs).

Q.     Was a third-party fairness opinion obtained in determining whether or not to proceed with the Business Combination?

A.     Although Achari did not obtain an opinion with respect to the valuation in connection with entering into the Business Combination, Vaso obtained a fairness opinion (the “Fairness Opinion”) from River Corporate Advisors, LLC (“River Corporate”), which Fairness Opinion stated that, subject to the various assumptions, qualifications and limitations set forth therein, the “Sponsor Consideration” (as defined therein) to be paid by Vaso pursuant to the terms of the Business Combination Agreement is fair, from a financial point of view, to Vaso. Further, Achari has the right to terminate the Business Combination Agreement if the Fairness Opinion is withdrawn, revoked or modified after the date of the Business Combination Agreement. See “Risk Factors — We have not obtained a fairness opinion, and consequently, our stockholders may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.” and “The Achari board of directors did not obtain a fairness opinion in determining whether to proceed with the Business Combination, and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

Q.     What happens to the funds deposited in the Trust Account after completion of the Business Combination?

A.     After completion of the Business Combination, the funds in the Trust Account will be used to pay holders of the Public Shares who exercise Redemption Rights and, after paying the Redemptions, a portion will be used to pay transaction expenses incurred in connection with the Business Combination, including deferred IPO underwriting fees to Achari’s underwriters, and for working capital of Achari and its subsidiaries and general corporate purposes of Achari and its subsidiaries. Such funds may also be used to reduce the indebtedness and certain other liabilities of Achari and its subsidiaries. As of July 16, 2024, the Trust Account held approximately $3,560,520. These funds will not be released until the earlier of the completion of the Business Combination or the Redemption of the Public Shares if Achari is unable to complete a business combination by October 19, 2024, assuming Achari exercises each of its Sixth CoI Monthly Extension Options (except that interest earned on the amounts held in the Trust Account may be released earlier as necessary to pay for any franchise or income taxes and up to $100,000 in liquidation expenses). If Achari does not complete a business combination by such date, Achari will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Stockholders unless Achari submits and its stockholders approve an extension.

Q.     What happens if a substantial number of Public Stockholders vote in favor of the Business Combination Proposal and exercise their respective Redemption Rights?

A.     Public Stockholders may vote in favor of the Business Combination and still exercise their respective Redemption Rights. The Business Combination may be completed even though the funds available from the Trust Account and the number of Public Stockholders is substantially reduced as a result of Redemptions by Public Stockholders. If the Business Combination is completed notwithstanding the Redemptions, Achari will have fewer Public Shares and Public Stockholders, the trading market for Achari’s securities may be less liquid and Achari may not be able to meet the minimum listing standards for a national securities exchange. Furthermore, the funds available from the Trust Account for working capital purposes of Achari after the Business Combination may not be sufficient for its future operations and may not allow Achari to reduce Vaso’s indebtedness and/or pursue its strategy for growth.

Q.     What conditions must be satisfied to complete the Business Combination?

A.     Unless waived by the parties to the Business Combination Agreement, and subject to applicable law, the consummation of the Business Combination is subject to a number of conditions which are set forth in the Business Combination Agreement, including, for example, the receipt of the requisite stockholder approvals contemplated by this joint proxy statement/prospectus and that Achari’s common stock remain listed on Nasdaq prior to the consummation of the Business Combination. For a summary of the conditions which must be satisfied or waived prior to completion of the Business Combination, see the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination” and for a discussion of certain risks associated with the satisfaction, or failure to satisfy, such conditions, please see “Risk Factors” including, but not limited to, the risk factor entitled “Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will therefore be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless.”

Q.     When do you expect the Business Combination to be completed?

A.     It is currently expected that the Business Combination will be completed in the first half of 2024. This timing depends, among other things, on the approval of the Proposals to be presented at the Stockholders’ Meeting. However, such meeting could be adjourned if the Adjournment Proposal is adopted at the Stockholders’ Meeting.

Q.     Will Achari enter into any financing arrangements in connection with the Business Combination?

A.     No, Achari does not currently expect to enter into any financing arrangements in connection with the Business Combination. Achari may, but is not required to, enter into agreements with investors relating to a private investment in Achari.

Q:     Why is Achari proposing the Governance Proposals?

A.      As required by applicable SEC guidance, Achari is requesting that its stockholders vote upon proposals to approve certain governance provisions contained in the SPAC A&R CoI that may reasonably be considered to materially affect stockholder rights. This vote is not otherwise required by Delaware law, but, consistent with SEC guidance, we are submitting these provisions to our stockholders separately for approval. You may vote separately or abstain from voting on Governance Proposal 3A or Governance Proposal 3B without affecting your vote or abstention on the other Governance Proposal. If both of the Governance Proposals are not approved, we will not be able to enact the SPAC A&R CoI. The stockholder vote regarding these proposals is binding on Achari and the Achari Board. Please see the section entitled “Proposal 3 — The Governance Proposals”.

Q:     Why is Achari proposing the Reverse Stock Split Proposal?

A.     Achari believes that the Reverse Stock Split may be necessary to meet the conditions of the Business Combination Agreement. The SPAC Shares are currently listed on Nasdaq under the symbol “AVHI”. Trading in the Company’s securities is currently suspended on Nasdaq as a result of a delisting determination Nasdaq has issued to the Company.

According to Nasdaq rules, an issuer must, in a case such as the Business Combination, apply to Nasdaq for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Vaso to have, among other things, a deemed $4.00 per share minimum bid price for the Vaso Shares at the Effective Time. To determine such deemed $4.00 per share minimum bid price for a company, like Vaso, whose securities trade on the OTCQX, Nasdaq uses the minimum bid price at the effective time of a business combination and multiplies it by the inverse of the exchange ratio in such business combination. The Achari Board believes that it is important for the post-Business Combination company to have the ability to effect the Reverse Stock Split because:

•        the closing of the Business Combination is conditioned upon approval of Achari’s initial listing application with Nasdaq in connection with the Business Combination;

•        the initial listing standards of Nasdaq will require the Class A Common Stock to have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination, and as such, the reverse stock split may be necessary to obtain approval of the initial listing application.

•        Without taking into consideration the Reverse Stock Split, the closing price of $0.231 per Vaso Shares as of May 16, 2024 multiplied by the inverse of the Exchange Ratio (10.02) is $2.315, which is less than the $4.00 minimum bid price required to obtain approval of the listing of the combined company and the shares of Class A Common Stock on Nasdaq. If the Reverse Stock Split is implemented, the inverse of the Exchange Ratio would increase and the deemed minimum bid price per Vaso Share for purposes of the initial listing application with Nasdaq would also increase. For example, using the closing price of $0.231 per Vaso Shares as of May 16, 2024, the deemed minimum bid price of per Vaso Share would be $3.465 if the ratio of the Reverse Stock Split if 1.5-to-1, and it would be $4.63 if the ratio of the Reverse Stock Split if 2-to-1. Therefore, the Reverse Stock Split may be necessary to obtain approval of the initial listing application.

Achari will only effectuate the Reverse Stock Split if it is required to do so in order to meet Nasdaq’s initial listing standards and therefore obtain approval of the initial listing application. If the Reverse Stock Split is required to meet Nasdaq’s initial listing standards but the Achari stockholders have not approved the Reverse Stock Split, Achari will not be able to effectuate the Reverse Stock Split and will therefore have failed to have meet all of the closing conditions of the Business Combination Agreement.

At no point since the start of its 2022 fiscal year has the high bid price of Vaso’s common stock exceeded the price at which a Reverse Stock Split would not be required to meet the closing conditions of the Business Combination Agreement. The bid price for Vaso’s common stock on the OTCQX ranged (i) from a low of $0.04 to a high of $0.22 in 2022, (ii) from a low of $0.16 to a high of $0.37 in 2023 and (iii) from a low of $0.19 to a high of $0.34. See “Market Price and Dividends of Securities — Market Price of Vaso Securities” for more information. Although the closing price of Vaso’s common stock was $0.28 per share on June 27, 2024, we believe that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. As a result of these factors, which we believe may influence the trading price of Vaso’s common stock prior to the consummation of the Business Combination, and consequently the need to effect the Reverse Stock Split (which will only occur if the trading price of Vaso’s common stock does not meet the applicable price thresholds set by Nasdaq prior to the closing of the Business Combination), we have assumed such Reverse Stock Split does not occur in certain presentations contained herein. Our belief that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself may be misplaced. We cannot guarantee that the market price of our common stock will increase prior to the Business Combination or that the value of the Class A Common Stock after the Business Combination will increase or maintain its initial market price.

Please see the section entitled “Proposal 4 — The Reverse Stock Split Proposal”.

Q.     Why is Achari proposing the 2024 Equity Incentive Plan Proposal?

A.     The purpose of the 2024 Equity Incentive Plan is to enable Achari to offer eligible employees, directors and consultants cash and stock-based incentive awards in order to attract, retain and reward these individuals and strengthen the mutuality of interests between them and Achari’s stockholders. For more information, see the section entitled “Proposal 5: The 2024 Equity Incentive Plan Proposal”.

Q.     Why is Achari proposing the Charter Amendment Proposals?

A.     Achari is proposing the Charter Amendment Proposals, among other matters, to (i) change the post-Business Combination corporate name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (ii) remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination. For a summary of the material provisions of and reasons for adoption of the SPAC A&R CoI, see the section entitled “Proposal 2: The Charter Amendment Proposals”.

Q.     Why is Achari proposing the Director Election Proposal?

A.     Pursuant the Business Combination Agreement, Achari and Vaso have agreed that Vaso shall provide the Achari Board with a list of those persons it wishes to be directors of the initial Achari Board following the completion of the Business Combination so that the operations of Vaso can be more seamlessly continued after the Business Combination. Vaso has identified, and the Achari Board has nominated, the following nine persons to serve as directors of Achari upon consummation of the Business Combination: Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert. The Director Election Proposal is being presented to implement the requirement of the Business Combination Agreement to install Vaso’s designed personnel on the Achari Board. It is noted in this regard that the appointments of the nine directors under the Director Election Proposal will take effect under the terms of the SPAC A&R CoI and the Bylaws.

Q.     Why is Achari proposing the Adjournment Proposal?

A.     Achari is proposing the Adjournment Proposal to approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. For more information see “Risk Factors — Achari may adjourn the Stockholders’ Meeting and such adjournment may delay the receipt of any proceeds to be delivered to shareholders of Achari who intend to elect to redeem their shares at such Stockholders’ Meeting”.

Q.     What happens if I sell my SPAC Shares before the Stockholders’ Meeting?

A.      The Record Date for the Stockholders’ Meeting is ______, 2024, and is earlier than the date on which we expect the Business Combination to be completed. If you transfer your SPAC Shares after the Record Date, but before the Stockholders’ Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Stockholders’ Meeting. However, you will not be able to seek redemption of your SPAC Shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination. If you transfer your SPAC Shares before the Record Date, you will have no right to vote those shares at the Stockholders’ Meeting or redeem those shares for a pro rata portion of the proceeds held in our Trust Account.

Regardless of whether you transfer your SPAC Shares before or after the Record Date, your transferee will be entitled to exercise redemption rights with respect to the shares purchased by following the procedures set forth in this joint proxy statement/prospectus.

Q.     When and where will the Stockholders’ Meeting be held?

A.     The Stockholders’ Meeting will be held at ______ Eastern Time, on ______, 2024, as a virtual meeting. Only stockholders who held SPAC Shares at the close of business on the Record Date will be entitled to attend and vote at the Stockholders’ Meeting and at any adjournments and postponements thereof. You will be able to attend, vote your shares, and submit questions during the Stockholders’ Meeting via a live webcast available at  https://www.cstproxy.com/.

Q.     Who is entitled to vote at the Stockholders’ Meeting?

A.     Achari has fixed the Record Date. If you were a stockholder of Achari at the close of business on the Record Date, you are entitled to vote on matters that come before the Stockholders’ Meeting. However, a stockholder may only vote his, her or its shares if he, she or it is present virtually or is represented by proxy at the Stockholders’ Meeting.

Q:     How do I attend a virtual meeting?

A:     If you are a registered stockholder of Achari, along with this joint proxy statement/prospectus, you received a proxy card from the Transfer Agent, which contains instructions on how to attend the Stockholders’ Meeting virtually, including the URL address and your control number. You will need your control number to access the Stockholders’ Meeting virtually. If you do not have your control number, contact the Transfer Agent at ________, or by email at proxy@continentalstock.com.

If you hold your stock through a bank or broker, you will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Stockholders’ Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, the Transfer Agent can issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the phone number or email address above. Please allow up to 72 hours prior to the Stockholders’ Meeting for processing your control number.

You can pre-register to attend the virtual Stockholders’ Meeting starting at              [a.m./p.m.], Eastern Time, on ________, 2024 (two business days prior to the Stockholders’ Meeting). Enter the following URL address into your browser  https://www.cstproxy.com/, then enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Stockholders’ Meeting, you will need to re-log in using the same control number and, if you want to vote during the Stockholders’ Meeting, you will be prompted to enter your control number again.

If you do not have access to the internet, you can listen only to the Stockholders’ Meeting by dialing 1 800-________ (toll-free) (or +1 ________ if you are located outside of the United States and Canada (standard rates apply)) and when prompted enter the pin number #. Please note you will not be able to vote or enter questions during the Stockholders’ Meeting if you choose to participate telephonically.

Q.     How do I vote?

A.     If you are a record owner of SPAC Shares, there are two ways to vote the same at the Stockholders’ Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Achari Board “FOR” the Business Combination Proposal, Governance Proposal 3A, Governance Proposal 3B, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal, the Director Election Proposal and the Adjournment Proposal (if presented). Votes received after a matter has been voted upon at the Stockholders’ Meeting will not be counted.

You Can Attend the Stockholders’ Meeting and Vote virtually.    You can attend by logging into the website meeting portal with your 12 digit control number. Once logged in, you will be able to ask a question and/or vote.

You Can Vote Electronically.    You may attend, vote and examine the list of stockholders entitled to vote at the Stockholders’ Meeting by visiting the website listed on your proxy card or voting instruction form and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Stockholders’ Meeting virtually and vote virtually and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Achari can be sure that the broker, bank or nominee has not already voted your shares.

Q.     What if I do not vote my SPAC Shares or if I abstain from voting?

A.     For purposes of the Stockholders’ Meeting, an abstention occurs when a stockholder attends the meeting online and does not vote or returns a proxy with an “abstain” vote.

For Achari stockholders that that attend the Stockholders’ Meeting virtually and fail to vote on any of Proposals, failure to vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposals and the Reverse Stock Split Proposal but will have no effect on the vote count for any other Proposals. For Achari stockholders that that attend the Stockholders’ Meeting virtually and respond to any of the Proposals with an “abstain” vote, such “abstain” vote will have the same effect as a vote “AGAINST” the Charter Amendment Proposals and the Reverse Stock Split Proposal but will have no effect on any of the other Proposals.

Q.     What if, during the check-in time or during the Stockholders’ Meeting, I have technical difficulties or trouble accessing the virtual meeting website?

A.     If you encounter any difficulties accessing the virtual Stockholders’ Meeting during the check-in or at the meeting time, please call the technical support number at _______. Technical support will be available starting at           a.m. Central Time on _______, 2024.

Q.     What Proposals must be passed in order for the Business Combination to be completed?

A.     The Business Combination will not be completed unless Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal are approved. If Achari does not complete a business combination by October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options), Achari will be required to dissolve and liquidate itself and return the monies held within its Trust Account to its Public Stockholders unless Achari submits and its stockholders approve an extension.

Q.     How does the Achari Board recommend that I vote on the Proposals?

A.     The Achari Board unanimously recommends that the stockholders of Achari entitled to vote on the Proposals, vote as follows:

•        “FOR” approval of the Business Combination Proposal;

•        “FOR” approval of the Charter Amendment Proposals;

•        “FOR” approval of each of the Governance Proposals (Governance Proposal 3A and Governance Proposal 3B);

•        “FOR” approval of the Reverse Stock Split Proposal;

•        “FOR” approval of the 2024 Equity Incentive Plan Proposal;

•        “FOR” approval of the 20% Nasdaq Proposal;

•        “FOR” approval of the Director Election Proposal; and

•        “FOR” approval of the Adjournment Proposal, if presented;

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their respective interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

Q.     How many votes do I have?

A.     Achari stockholders have one vote per share of common stock of Achari held by them on the Record Date for the Stockholders’ Meeting.

Q.     How will the Sponsor and Achari’s officers and directors vote in connection with the Proposals?

A.     As of the Record Date, the Sponsor, certain members of the Sponsor and Achari’s directors and officers collectively owned an aggregate of 2,500,000 Founder Shares, representing 81.9% of the issued and outstanding SPAC Shares. Pursuant to the Insider Letter, the Sponsor and certain members of the Sponsor have agreed to vote their respective SPAC Shares (including the Founder Shares) in favor of the Proposals. The Sponsor, members of the Sponsor and Achari’s officers and directors, as of the Record Date, had not acquired any SPAC Shares during or after the IPO in the open market. However, any subsequent purchases of SPAC Shares prior to the Record Date by the Sponsor, members of the Sponsor or Achari’s officers and directors in the aftermarket will make it more likely that the Proposals will be approved as such shares would be voted in favor of the Proposals.

Q.     What interests do the Sponsor and Achari’s officers and directors and its financial advisors have in the Business Combination?

A.     In considering the recommendation of the Achari Board to vote in favor of the Business Combination, Public Stockholders should be aware that, aside from their respective interests as stockholders, the Sponsor, Achari’s directors and officers and its financial advisors have interests in the Business Combination that are different from, or in addition to, those of Achari’s other stockholders generally. Achari’s directors were aware of and considered these various conflicting interests, among other matters, in evaluating the Business Combination, and in recommending to Achari’s stockholders that they approve the Business Combination. Further, the interests of members of the Sponsor or current officers or directors of Achari may be different from or in addition to (and may conflict with) your interests and such Persons may be incentivized to complete a less favorable business combination rather than liquidate Achari. Public Stockholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:

•        Achari’s chief executive officer, Vikas Desai, is the managing member of Achari KGD DTII Holdings LLC, the managing member of the Sponsor, and as such has voting and investment discretion with respect to the Common Stock held of record by our Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Desai has disclaimed any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly;

•        Unless Achari consummates an initial business combination, Achari’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (no such out-of-pocket expenses were outstanding as of the date hereof, however such expenses may be incurred prior to consummation of the Business Combination in certain circumstances);

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 2,500,000 Founder Shares, which were acquired by the Sponsor prior to our IPO for an aggregate purchase price of $25,000, or $0.01 per share. Certain of Achari’s officers may have pecuniary interests in such Founder Shares through their direct or indirect ownership interests in the Sponsor. Based on a value of $10.95 per Founder Share, $10.95 being the last reported sales price of a SPAC Share as reported by Nasdaq on March 22, 2024, such Founder Shares could be deemed to have an approximate market value of $27,375,000 as of such date (provided that such figure does not give effect to the forfeiture of 1,750,000 Founder Shares by the Sponsor pursuant to the terms of the Business Combination Agreement and related agreements, which will result in the Sponsor holding up to 750,000 Founder Shares immediately following the consummation of the Business Combination, and would therefore result in such remaining Founder Shares potentially being deemed to have a market value of $8,212,500 (utilizing the same $10.95 per SPAC Share value as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other business combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Founder Shares held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Founder Shares if an initial business combination is not completed.

•        The Sponsor and Vaso have agreed to enter into a Put Option Agreement in connection with the Business Combination, whereby Vaso shall grant certain put rights (the “Put Option”) to the Sponsor with respect to the Founder Shares held by the Sponsor following the consummation of the Business Combination, with such Put Option requiring Vaso to purchase the Founder Shares held by the Sponsor following the closing of the transaction from the Sponsor, at the Sponsor’s election, at certain pre-agreed times and prices, including notably at a minimum purchase price of $8.00 per Founder Share (subject to certain adjustments and exceptions as further described in the Put Option Agreement). If the Sponsor exercises the Put Option granted to it pursuant to the Put Option Agreement in full and at a purchase price of $8.00 per Founder Share, the Sponsor shall receive aggregate proceeds of $6,000,000 as a result of the sale to Vaso of up to 750,000 Founder Shares it will hold following the closing of the Business Combination. No other parties shall receive rights similar to those granted to the Sponsor in connection with the Put Option Agreement with respect to the Business Combination;

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 7,133,333 Private Placement Warrants, which were purchased by the Sponsor concurrently with the closing of our IPO for an aggregate purchase price of $5,350,000. Certain of Achari’s officers have pecuniary interests in such Private Placement Warrants through their direct or indirect ownership interests in the Sponsor. Based on a sales price of $0.0315 per Private Placement Warrant, $0.0315 being the last reported sales price of our public warrants as reported by Nasdaq on March 22, 2024, such Private Placement Warrants could be deemed to have an approximate market value of $224,700 as of such date (provided that such figure does not give effect to the forfeiture of 6,133,000 Private Placement Warrants by the Sponsor pursuant to the terms of the Business Combination Agreement, which will result in the Sponsor holding 1,000,000 Private Placement Warrants immediately following the consummation of the Business Combination, and would therefore result in such remaining Private Placement Warrants potentially being deemed to have a market value of $31,500 (utilizing the same $0.0315 per Private Placement Warrant market price as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other initial Business Combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Private Placement Warrants held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Private Placement Warrants if an initial Business Combination is not completed;

•        Our Sixth Amended and Restated Certificate of Incorporation requires Achari to complete an initial Business Combination prior to October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options). As of March 31, 2024, the Sponsor and its affiliates had invested a total of $6,200,975 in Achari, such investment consisting of (i) $25,000 with respect to the purchase of 2,500,000 Founder Shares prior to Achari’s IPO, (ii) $5,350,000 with respect to the purchase of 7,133,333 Private Placement Warrants concurrently with Achari’s IPO and (iii) $825,975 of working capital loans made by the Sponsor to Achari. The Sponsor may also ultimately be found responsible for third-party accrued and unpaid expenses incurred by Achari if an initial Business Combination is not consummated prior to the termination deadline. If the Business Combination, or any other initial business combination is not consummated, in a timely manner, or at all, and in any respect prior to the October 19, 2024 termination deadline (assuming Achari exercises each of its Sixth CoI Monthly Extension Options) Achari will be forced to wind up, dissolve and liquidate in accordance with the Sixth Amended and Restated Certificate of Incorporation promptly following the expiration of such deadline, at which time the Sponsor’s full investment in Company would be rendered valueless;

•        Our Sponsor and each of our directors and officers have each agreed to (i) waive their redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, with any Public Shares held by them excluded from the pro rata calculation used to determine the per-share redemption price with respect to the Common Stock redemptions from our Trust Account in connection with the public vote to approve the Business Combination as well as (ii) vote any SPAC Shares owned by them in favor of the Business Combination. Although the Sponsor, our officers and our directors do not own any SPAC Shares apart from their direct or indirect ownership of our Founder Shares, such ownership of our Founder Shares currently confers them with a collective ownership of 81.9% of the issued and outstanding SPAC Shares, and as a result a majority of the voting power associated with our Common Stock;

•        To finance transaction costs in connection with an initial business combination our Sponsor has provided Achari working capital in the form of loans. If Achari consummates an initial business combination, Achari may repay such working capital loans out of any proceeds of the Trust Account released to Achari following such business combination. Otherwise, such working capital loans would only be repaid only out of funds held outside the Trust Account, if any. As of March 31, 2024, the Sponsor had funded working capital loans to Achari totaling $825,975;

•        Pursuant to the terms of the Business Combination Agreement, at the effective time of the Business Combination, Achari’s certificate of incorporation and the bylaws will, from and after the consummation of the Business Combination, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Current Charter, which provisions may not be amended, repealed or otherwise modified for a period of six years from the consummation of the Business Combination in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the consummation of the Business Combination, served as a director, manager or officer of Achari, unless such modification shall be required by applicable law.;

•        as a condition to the IPO, pursuant to the Insider Letter, the 2,500,000 Founder Shares owned by the Sponsor became subject to a lock-up pursuant to which the Founder Shares cannot be publicly sold until a business combination has occurred;

•        if the Trust Account is liquidated, including in the event Achari is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Achari;

•        the fact that the officers and directors of Achari do not work full-time at Achari. Each of Achari’s directors and officers is engaged in several other business endeavors for which such director or officer may be entitled to substantial compensation, and Achari’s directors and officers are not obligated to contribute any specific number of hours per week to Achari’s affairs. Achari’s independent directors also serve as officers and/or board members for other entities. If Achari’s directors’ and officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Achari’s affairs and may influence their decision to proceed with the Business Combination; and

•        the fact that Achari’s Current Charter provides that Achari renounces its interest in any corporate opportunity offered to any director or officer of Achari. This waiver allows Achari’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. The waiver of the corporate opportunities doctrine did not have an impact on Achari’s search for an acquisition target.

As of March 31, 2024, the Sponsor and its affiliates had an aggregate of $6,200,975 at risk that depends on completion of an initial business combination, including $5,375,000 that was invested in securities and $825,975 of unpaid loans. As of July 16, 2024, there were no unreimbursed out-of-pocket expenses incurred by the Sponsor or its affiliates.

After due consideration, the Achari Board concluded that any potentially disparate interests among its stakeholders would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and this joint proxy statement/prospectus, (ii) many of these disparate interests would exist with respect to a business combination between Achari and any other target business or businesses and were not specific or attributable to Vaso or the Business Combination, and (iii) by the fact that the Sponsor will hold equity interests (including with respect to the Founder Shares held by the Sponsor subject to the terms of the Put Option Agreement) in the combined company following the Business Combination alongside other such stakeholders, and the value of such equity interest will be based, at least in part on, the future performance of Vaso, which may be affected by various other factors other than these interests and therefore the interests of such various equity stakeholders may be considered to be aligned from certain perspectives and in certain respects following the closing of the Business Combination. In addition, Achari’s independent directors reviewed and considered the potentially disparate interests of Achari’s various stakeholders during their evaluation of the Business Combination and in approving, as members of the Achari Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby. Based on its review of the foregoing considerations, the Achari Board concluded that any potentially negative aspects or effects resulting from the Business Combination were outweighed by the potential benefits that it expects the Achari stockholders will receive as a result of the Business Combination. However, the Achari Board may be incorrect in their determination and there can be no assurance about the results or outcome of the Business Combination. For more information about the factors the Achari Board considered in evaluating and recommending the Business Combination to the Achari stockholders, see the section of this joint proxy statement/prospectus entitled “The Achari Board’s Reasons for the Approval of the Business Combination.”

Chardan, as the IPO underwriter, has financial interests that are different from, or in addition to, the interests of Achari’s stockholders. Upon consummation of the Business Combination, the IPO underwriter will be entitled to $3,500,000 of deferred underwriting commissions. Such fee is effectively equivalent to approximately 57.8% and 115.7% of the cash in the Trust Account in each of the no redemption and 50% redemption scenarios. The deferred commissions are attributable solely to its services in connection with the IPO. Chardan has agreed to waive its rights to the deferred underwriting commissions held in the Trust Account in the event Achari does not complete an initial business combination within the time period set forth in the Current Charter. Accordingly, if the Business Combination, or any other initial business combination, is not consummated by that time and Achari is therefore required to be liquidated, Chardan will not receive any of the deferred underwriting commissions and such funds will be returned to the Public Stockholders upon Achari’s liquidation.

Q.     What agreements has the Sponsor entered into with Achari or will it enter into with Achari that will affect its or Achari’s rights and obligations as a result of the Business Combination?

A.     The Sponsor and Achari have entered into (or have agreed to enter into) several agreements that will affect their respective rights and obligations upon the completion of the Business Combination, including a Sponsor Letter Agreement, a Lockup Agreement, a Put Option Agreement and an Amended and Restated Registration Rights Agreement.

Under the Sponsor Letter Agreement, the Sponsor shall (a) forfeit Founder Shares and Private Placement Warrants so that it holds 750,000 shares of Common Stock and 1,000,000 Private Placement Warrants immediately following the Business Combination, (b) agree to be bound by certain restrictions on transfer with respect to the shares of Common Stock that it holds for a period of twelve months following the Business Combination, subject to certain specified exceptions, and (c) agree to amend and/or terminate certain provisions included a letter agreement, dated as of October 14, 2021, previously entered into by the Sponsor.

Under the Lockup Agreement, the Sponsor shall be bound by certain “lock-up” provisions requiring that it will not transfer any shares of Common Stock that it will be issued in connection with the Business Combination for a period of twelve months following the Closing, subject to customary exceptions.

Under the Put Option Agreement, the Sponsor has the right to put to Achari up to 750,000 shares of Class A Common Stock at a price of $8.00 per share, as may be adjusted pursuant to the terms of such agreement. Such right starts twelve months from the Business Combination and ends six months thereafter. The number of shares that are subject to the put right described therein shall be reduced in the event that Achari’s unpaid expenses at the time of the Business Combination is (i) between $2.25 million and $4.5 million, by one share for every $8.00 in excess of such amount and (ii) in excess of $4.5 million, by one share for every additional $5.00 in excess of such amount. Among other matters, the Put Option Agreement also provides for Achari’s ability to call the shares subject to the Put Option Agreement and the Sponsor’s ability to sell the shares subject to the Put Option Agreement outside of the restrictions imposed by the Lock Up Agreement, each subject to certain market conditions.

Under the Amended and Restated Registration Rights Agreement, Achari has agreed to register with the SEC the resale of the shares of Common Stock and the shares of Common Stock underlying the private placement warrants that are held by the Sponsor.

Subsequent to the Business Combination, if the Sponsor transfers Common Stock held by it to certain Persons (including the members of the Sponsor), the rights and obligations in the agreements discussed above may also transfer to such Persons if they agree to be bound by such agreements.

Q.     Do I have Redemption Rights with respect to my SPAC Shares?

A.     Under Section 9.2 of the Current Charter, prior to the completion of the Business Combination, Achari will provide all of the Public Stockholders with the opportunity to have their respective SPAC Shares redeemed upon the completion of the Business Combination, subject to certain limitations, for cash equal to the applicable Redemption Price.

Public Stockholders may seek to have their respective SPAC Shares redeemed regardless of whether they vote for or against the Business Combination, whether or not they were holders of SPAC Shares as of the Record Date or acquired such shares after the Record Date. The Redemptions will be effectuated in accordance with the Current Charter and Delaware law. Any Public Stockholder who holds SPAC Shares on or before (two business days before) the Stockholders’ Meeting will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the completion of the Business Combination; provided that such Public Stockholders follow the procedures provided for exercising such Redemption as set forth in the Current Charter, as described below, by such date. However, the proceeds held in the Trust Account could be subject to claims that could take priority over those of Public Stockholders exercising Redemption Rights, regardless of whether such holders vote for or against the Business Combination Proposal and whether or not such holders are holders of SPAC Shares as of the Record Date. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. A Public Stockholder will be entitled to receive cash for these shares only if the Business Combination is completed.

Q.     Is there a limit on the number of shares I may redeem?

A.     Each Public Stockholder, together with any affiliate or any other person with whom such Public Stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking Redemption Rights with respect to 15% or more of the Public Shares. Accordingly, any shares held by a Public Stockholder or “group” in excess of such 15% cap will not be redeemed by Achari. Any Public Stockholder who holds less than 15% of the Public Shares may have all of the Public Shares held thereby redeemed for cash.

Q.     How do I exercise my Redemption Rights?

A.     If you are a Public Stockholder and you seek to have your shares redeemed, you must, no later than 5:00 p.m., Eastern Time, on the date that is two (2) business days before the Stockholders’ Meeting, (i) submit your request in writing to the Transfer Agent that Achari redeem your shares for cash, at the address listed at the end of this section, and (ii) deliver your share certificates (if any) and other redemption forms to the Transfer Agent physically or electronically using The Depository Trust Company’s DWAC system.

Any corrected or changed written demand of Redemption Rights must be received by Achari’s secretary two (2) business days prior to the vote taken on the Business Combination Proposal at the Stockholders’ Meeting. No demand for Redemption will be honored unless the applicable holder’s shares have been delivered (either physically or electronically) to the Transfer Agent at least two (2) business days prior to the vote at the Stockholders’ Meeting.

Certificates that have not been tendered in accordance with these procedures at least two business days prior to the Stockholders’ Meeting will not be redeemed for cash. Any request for redemption, once made by a Public Stockholder, may not be withdrawn once submitted to Achari unless the Achari Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). In addition, if you deliver your shares for redemption to the Transfer Agent and later decide prior to the Stockholders’ Meeting not to redeem your shares, you may request that the Transfer Agent return such shares (physically or electronically). You may make such request by contacting our Transfer Agent at the address listed herein.

Public Stockholders seeking to exercise their respective Redemption Rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the Transfer Agent and time to effect delivery. It is Achari’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from the Transfer Agent. However, Achari does not have any control over this process and it may take longer than two weeks. Stockholders who hold their respective shares in street name will have to coordinate with their respective banks, brokers or other nominees to have their respective shares certificated or delivered electronically. There is a cost associated with this tendering process and the act of certificating such shares or delivering them through the DWAC system. The Transfer Agent will typically charge a nominal fee to the tendering broker and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not completed, this may result in an additional cost to stockholders for the return of their respective shares.

If a Public Stockholder properly demands Redemption as described above, then, if the Business Combination is completed, Achari will redeem the shares subject to the Redemptions for cash. Such amount will be paid promptly after completion of the Business Combination. If you exercise your Redemption Rights, then you will be exchanging your SPAC Shares for cash and will no longer own such shares following the Business Combination.

If you are a Public Stockholder and you exercise your Redemption Rights, it will not result in either the exercise or loss of any Achari warrants that you may hold. Your Achari warrants will continue to be outstanding following a Redemption of your SPAC Shares and will become exercisable in connection with the completion of the Business Combination.

If you intend to seek Redemption of your Public Shares, you will need to deliver your shares (either physically or electronically) to the Transfer Agent prior to the Stockholders’ Meeting, as described in this joint proxy statement/prospectus. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company
One State Street, 30th Floor
New York, New York 10004
Attention: Attn: SPAC Redemption Team
E-mail: spacredemptions@continentalstock.com

Q.     What happens if the Business Combination is not completed?

A.     If a Public Stockholder has tendered shares to be redeemed but the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Stockholders as appropriate. The current deadline set forth in the Current Charter for Achari to complete its initial business combination is October 19, 2024 (assuming Achari exercises each of its Sixth CoI Monthly Extension Options).

Q:     What is the Company Support Agreement and how does it affect the approval of the Business Combination?

A:     In connection with the execution of the Business Combination Agreement, the Vaso security holders party to the Company Support Agreement executed and delivered to Achari and Vaso a Company Support Agreement. Under the Company Support Agreement, each such security holder agreed to, among other things, (i) vote at any meeting of the stockholders of Vaso or by written consent all of its Vaso Shares held of record or thereafter acquired in favor of the Business Combination and the adoption of the Business Combination Agreement; (ii) waive their respective appraisal rights with respect to such matters; and (iii) be bound by certain transfer restrictions with respect to Vaso securities, in each case, on the terms and subject to the conditions set forth in the Company Support Agreement. As of December 6, 2023, the ownership interests of the Vaso security holders that are party to the Company Support Agreement collectively represent approximately 44% of the outstanding Vaso Shares.

SELECTED HISTORICAL FINANCIAL DATA OF ACHARI

The selected historical condensed income statement data for the quarter ended March 31, 2024 and the years ended December 31, 2023 and 2022 and the selected historical condensed balance sheet data as of March 31, 2024, December 31, 2023 and 2022 have been derived from Achari’s financial statements included elsewhere in this joint proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read carefully the following selected information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achari” and Achari’s historical financial statements and accompanying footnotes, included elsewhere in this joint proxy statement/prospectus.

Statements of Income Statement Data

Income Statement Data:	Three Months Ended March 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Net Income (Loss)	$(530,177)	$(2,574,642)	$1,623,367
Interest Income	79,139	429,125	1,411,854
Change in fair value of warrant liabilities	(67,767)	248,953	1,997,334
Basic and diluted net income (loss) per share, shares of common stock subject to possible redemption	(0.17)	(0.77)	0.13

Statements of Balance Sheet Data:

Balance Sheet Data:	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Total current assets	$74,467	$96,501	$777,503
Trust account	6,194,997	6,049,745	44,688,320
Total assets	6,269,464	6,146,246	45,465,823
Total liabilities	8,483,490	7,830,095	39,227,823
Value of shares of common stock subject to redemption	6,194,997	6,049,745	10,489,562
Stockholders’ deficit	(8,409,023)	(7,733,594)	(4,251,562)

SELECTED HISTORICAL FINANCIAL DATA OF VASO

The selected historical consolidated statement of operations data for the quarter ended March 31, 2024 and the years ended December 31, 2023 and 2022, and the selected historical consolidated balance sheet data of Vaso presented below as of March 31, 2024, December 31, 2023 and 2022 have been derived from Vaso’s consolidated financial statements included elsewhere in this joint proxy statement/prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read carefully the following selected information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vaso” and Vaso’s historical consolidated financial statements and accompanying footnotes, included elsewhere in this joint proxy statement/prospectus.

Statements of Income Statement Data (in thousands, except per share data):

Income Statement Data:	Three Months Ended March 31, 2024	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue	$18,738	$81,024	$79,294
Income (Loss) from operations	(1,468)	4,195	6,454
Interest Expense	(3)	(50)	(44)
Net Income (Loss)	(1,173)	4,805	11,294
Weighted average common shares outstanding, basic	175,119	174,441	173,065
Weighted average common shares outstanding, diluted	175,119	175,541	174,656
Income (Loss) per share, basic	(0.01)	0.03	0.07
Income (Loss) per share, diluted	$(0.01)	$0.03	$0.06

Statements of Balance Sheet Data (in thousands):

Balance Sheet Data:	As of March 31, 2024	As of December 31, 2023	As of December 31, 2022
Total current assets	$38,998	$45,099	$40,990
Total assets	69,444	75,757	71,645
Total liabilities	43,866	48,914	49,578
Total Stockholders’ Equity	25,578	26,843	22,067
Total liabilities and Stockholders’ Equity	69,444	75,757	71,645

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial data presents the combination of the financial information of Achari and Vaso adjusted to give effect to the Business Combination and related transactions and is provided to aid you in your analysis of the financial aspects of the Business Combination, which is referred to as the “Transactions.”

The unaudited pro forma condensed combined financial statements are based on the Achari historical financial statements and Vaso historical financial statements as adjusted to give effect to the Transactions. The unaudited pro forma condensed combined balance sheet gives pro forma effect to the Transactions as if they had been consummated on March 31, 2024 (except for the redemptions which took place in connection with the Special Meeting, as discussed below). The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 gives effect to the Transactions as if they had occurred on January 1, 2023, the beginning of the earliest period presented.

The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of SEC Regulation S-X. The adjustments presented in the unaudited pro forma condensed combined financial statements have been identified and presented to provide relevant information necessary for an understanding of the combined company reflecting the Transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and are not necessarily indicative of what the actual results of operations and financial position would have been had the Transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the combined company. Achari and Vaso have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s unaudited balance sheet as of March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s unaudited balance sheet as of March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s unaudited statement of operations for the three months ended March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s unaudited statement of operations for the three months ended March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s audited statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s audited statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in this joint proxy statement/prospectus.

Such unaudited pro forma financial information has been prepared on a basis consistent with the financial statements of Vaso. This information should be read together with Achari’s and Vaso’s financial statements and related notes thereto, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achari,” and “Management’s Discussion and Analysis of Financial Condition and Results

of Operations of Vaso” and other financial information included elsewhere in this joint proxy statement/prospectus, including the Business Combination Agreement and the descriptions of certain items thereof set forth in this joint proxy statement/prospectus.

Although the unaudited pro forma combined financial information is presented on the assumption that the Reverse Stock Split described in the section entitled “Proposal 4: The Reverse Stock Split Proposal” does not occur, the effect of the Reverse Stock Split on pro forma earnings per share is disclosed in Note 4 of “Notes to Unaudited Pro Form Condensed Combined Financial Information” below. Achari and Vaso have made this assumption as they each deem the likelihood of a Reverse Stock Split as uncertain. For further information with respect to the assumption as to why a Reverse Stock Split does not occur, see the section entitled “Share Calculations and Ownership Percentages”. As set out in the section entitled “Share Calculations and Ownership Percentages”, the Reverse Stock Split will not be necessary if the trading price exceeds $4.00 (taking into account the exchange ratio as set out in the Business Combination Agreement). The Reverse Stock Split will be necessary if the current trading price of the Vaso Common Stock does not increase prior to the Business Combination. Vaso believes that the trading price of Vaso’s common stock on the over-the-counter market does not currently reflect either the value to Vaso of consummating the Business Combination or the value of Vaso’s business itself. This belief may be misplaced. Vaso cannot guarantee that the market price of its common stock will increase prior to the Business Combination or that the value of the Class A Common Stock after the Business Combination will increase or maintain its initial market price.

Description of the Business Combination

On December 6, 2023, Achari, Merger Sub, and Vaso entered into the Business Combination Agreement, pursuant to which the Merger Sub will merge with and into Vaso, with Vaso surviving as a wholly-owned subsidiary of Achari (the “Merger”) and Achari will change its name to Vaso Holding Corp which will continue as the surviving public corporation after the Closing (collectively, the “Business Combination”).

Redemption of shares

On December 18, 2023, Achari held a Special Meeting, at which its shareholders voted to extend the date by which Achari must complete a business combination from January 19, 2024 to July 19, 2024. Holders of common shares had the right to have Achari redeem their shares for cash in an amount equal to the pro-rata portion of cash and investments in the Trust Account, which had a balance of approximately $7.0 million as of the date of the Special Meeting. Stockholders holding 87,380 shares of common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $1.0 million (approximately $10.89 per share) was utilized from the Trust Account to pay such redeeming shareholders.

On July 16, 2024, Achari held a special meeting (the “July 2024 Special Meeting”), at which its shareholders voted to extend the date by which Achari must complete a business combination from July 19, 2024 to October 19, 2024. Holders of common shares had the right to have Achari redeem their shares for cash in an amount equal to the pro-rata portion of cash and investments then held in the Trust Account, which had a balance of approximately $6.3 million as of the date of the July 2024 Special Meeting. Stockholders holding 241,931 shares of common stock exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account in connection with the July 2024 Special Meeting. As a result, approximately $2.8 million (or approximately $11.48 per share) was withdrawn from the Trust Account to pay such redeeming shareholders following the July 2024 Special Meeting.

Accounting for the Business Combination

The Business Combination is expected to be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. Under this method of accounting, Achari will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Vaso issuing stock for the net assets of Achari, accompanied by a recapitalization. The net assets of Achari will be stated at historical cost, with no goodwill or other intangible assets recorded. There will be no accounting effect or change in the carrying amount of the assets and liabilities as a result of the recapitalization.

This determination is primarily based on the fact that subsequent to the Business Combination, Vaso’s stockholders are expected to have a majority of the voting power of the Combined Company, Vaso will comprise all of the ongoing operations of the Combined Company, Vaso directors will be the governing body of the Combined Company, and Vaso’s senior management will comprise all of the senior management of the Combined Company. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Vaso issuing shares for the net assets of Achari, accompanied by a recapitalization. The net assets of Achari will be stated at historical costs. No goodwill or other intangible assets will be recorded. Operations prior to the Business Combination will be those of Vaso.

Basis of Pro Forma Presentation

Although the unaudited pro forma combined financial information is presented on the assumption that the Reverse Stock Split described in the section entitled “Proposal 4: The Reverse Stock Split Proposal” does not occur, the effect of the Reverse Stock Split on pro forma earnings per share is disclosed in Note 4 of “Notes to Unaudited Pro Form Condensed Combined Financial Information” below. Achari and Vaso have made this assumption as they each deem the likelihood of a Reverse Stock Split as uncertain. For further information with respect to the assumption as to why a Reverse Stock Split does not occur, see the section entitled “Share Calculations and Ownership Percentages”.

The unaudited pro forma combined financial information included in this joint proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of Achari Common Stock:

•        Assuming No Redemptions (Scenario 1):    This presentation assumes that no Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination; and

•        Assuming Maximum Redemptions (Scenario 2):    This presentation assumes that a maximum of 309,010 Public Shares issued and outstanding as of the Closing are redeemed at a redemption price of $11.24 per share as of March 31, 2024.

The following table illustrates estimated ownership levels in the Combined Company, immediately following the consummation of the Business Combination, based on the two levels of redemptions by the Public Stockholders and the following assumptions:

	Pro Forma Combined (Assuming No Redemptions) Ownership in shares		Pro Forma Combined (Assuming Maximum Redemptions) Ownership in shares
		Ownership %		Ownership %
Achari Public Stockholders	309,010	1.7%	—	0.0%
Achari Initial Stockholders	468,750	2.6%	468,750	2.6%
Vaso Stockholders	17,600,000	95.8%	17,600,000	97.4%
Pro forma Combined Company Common Stock at March 31, 2024	18,377,760	100.0%	18,068,750	100.0%

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2024
(in thousands, except share and per share amounts)

	March 31, 2024		Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemption
	Achari (Historical)	Vaso (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11	$19,536	3,418	A,I	$16,762	(882)	D,F	$13,345
			(3,500)	B		(3,500)	B
			(882)	D,F		(1,820)	E
			(1,820)	E
Short-term investments	—	4,235			4,235			4,235
Accounts and other receivables, net of an allowance for credit losses and commission adjustments of $9,508	—	7,465			7,465			7,465
Receivables due from related parties	—	1,053			1,053			1,053
Inventories, net	—	1,566			1,566			1,566
Deferred commission expense	—	3,367			3,367			3,367
Prepaid expenses and other current assets	64	1,776			1,840			1,840
Total current assets	74	38,998	(2,784)		36,288	(6,202)		32,870

Property and equipment, net of accumulated depreciation of $10,456	—	1,302			1,302			1,302
Operating lease right of use assets	—	1,826			1,826			1,826
Goodwill	—	15,562			15,562			15,562
Cash held in Trust Account	6,195	—	(6,195)	A,I	—	(6,195)	I	—
Intangibles, net	—	1,424			1,424			1,424
Other assets, net	—	4,724			4,724			4,724
Investment in EECP Global	—	652			652			652
Deferred tax assets, net	—	4,956			4,956			4,956
Total assets	$6,269	$69,444	$(8,979)		$66,734	$(12,397)		$63,316

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$—	$2,976			$2,976			$2,976
Accrued commissions	—	326			326			326
Accrued expenses and other liabilities	3,580	4,904	346	D	9,146	346	D	9,146
			66	H		66	H
			250	L		250	L
Finance lease liabilities – current	—	75			75			75
Operating lease liabilities – current	—	887			887			887
Sales tax payable	—	685			685			685
Income taxes payable	11	—	(11)	D	—	(11)	D	—
Franchise tax payable	—	—	—	D	—	—	D	—
Excise tax liability	392	—	(392)	D	—	(392)	D	—
Deferred revenue – current portion	—	17,272			17,272			17,272
Notes payable – current portion	—	147			147			147
Note payable – related parties	826	—	(826)	F	—	(826)	F	—
Convertible note payable	—	—	—	F	—	—	F	—
Total current liabilities	4,808	27,275	(566)		31,517	(566)		31,517

LONG-TERM LIABILITIES
Notes payable, net of current portion	—	4			4			4
Finance lease liabilities, net of current portion	—	5			5			5
Operating lease liabilities, net of current portion	—	938			938			938
Deferred revenue, net of current portion	—	14,157			14,157			14,157
Derivative warrant liabilities	175	—	(160)	K	15	(160)	K	15
Deferred underwriting fee payable	3,500	—	(3,500)	B	—	(3,500)	B	—
Put option liability	—	—	3,750	J	3,750	3,750	J	3,750
Other long-term liabilities	—	1,487			1,487			1,487
Total long-term liabilities	3,675	16,591	90		20,356	90		20,356

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2024 — (Continued)
(in thousands, except share and per share amounts)

	March 31, 2024		Scenario 1 Assuming No Redemptions			Scenario 2 Assuming Maximum Redemption
	Achari (Historical)	Vaso (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
COMMITMENTS AND CONTINGENCIES

REDEEMABLE COMMON STOCK
Common stock subject to possible redemption: 550,941 shares at redemption value of $11.24	6,195		(6,195)	I	—	(6,195)	I	—

STOCKHOLDERS’ EQUITY
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued or outstanding (Achari)	—				—			—
Preferred stock, $.01 par value; 1,000,000 shares authorized; none issued or outstanding (Vaso)		—			—			—
Common stock – Class A (Vaso Holding Corporation) $0.0001 par value; 100,000,000 authorized			2	G	2	2	G	2
			0	I		—	I
			0	C		0	C
Common stock – Class B (Vaso Holding Corporation) $0.0001 par value; 10,000,000 authorized			—		—	—		—
Common stock, $.0001 par value; 100,000,000 shares authorized; 2,500,000 shares issued and outstanding (excluding 550,941 shares subject to possible redemption) (Achari)	0		(0)	C	—	(0)	C	—
Common stock, $.001 par value; 250,000,000 shares authorized; 185,627,383 shares issued; 175,319,296 shares outstanding (Vaso)		186	1	H	—	1	H	—
			(187)	G		(187)	G
Additional paid-in capital	—	64,002	(3,750)	J	53,549	(3,750)	J	50,132
			103	H		103	H
			3,418	I		—	I
			185	G		185	G
			(8,409)	C		(8,409)	C
			(2,000)	G		(2,000)	G
Accumulated deficit	(8,409)	(36,205)	(1,820)	E	(38,285)	(1,820)	E	(38,285)
			(170)	H		(170)	H
			8,409	C		8,409	C
			160	K		160	K
			(250)	L		(250)	L
Accumulated other comprehensive loss	—	(405)			(405)			(405)
Treasury stock, at cost, 10,308,087 shares	—	(2,000)	2,000	G	—	2,000	G	—
Total stockholders’ equity	(8,409)	25,578	(2,308)		14,861	(5,726)		11,443
	$6,269	$69,444	$(8,979)		$66,734	$(12,397)		$63,316

See accompanying notes to the unaudited pro forma condensed combined financial statements.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2024
(in thousands, except share and per share amounts)

	For the three months ended March 31, 2024		Scenario 1 Assuming No Redemption			Scenario 2 Assuming Maximum Redemption
	Achari (Historical)	Vaso (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues
Managed IT systems and services	$—	$10,153			10,153			$10,153
Professional sales services	—	8,127			8,127			8,127
Equipment sales and services	—	458			458			458
Total revenues	—	18,738	—		18,738	—		18,738

Cost of revenues
Cost of managed IT systems and services	—	5,958			5,958			5,958
Cost of professional sales services	—	1,749			1,749			1,749
Cost of equipment sales and services	—	113			113			113
Total cost of revenues	—	7,820	—		7,820	—		7,820
Gross profit	—	10,918	—		10,918	—		10,918

Operating expenses
Selling, general and administrative	509	12,195			12,704			12,704
Franchise Tax	21				21			21
Research and development	—	191			191			191
Total operating expenses	529	12,386	—		12,915	—		12,915
Operating loss	(529)	(1,468)	—		(1,997)	—		(1,997)

Other (expense) income
Interest and financing costs	—	(3)			(3)			(3)
Interest and other income, net	—	311			311			311
Interest income on investments held in Trust Account	79	—	(79)	AA	—	(79)	AA	—
Change in fair value of warrants	(68)	—	58	BB	(10)	58	BB	(10)
Loss on disposal of fixed assets	—	(1)			(1)			(1)
Total other income, net	11	307	(21)		297	(21)		297

Loss before income taxes	(518)	(1,161)	(21)		(1,700)	(21)		(1,700)
Income tax expense	(12)	(12)	12	AA	(12)	12	AA	(12)
Net loss	(530)	(1,173)	(9)		(1,712)	(9)		(1,712)

Net loss per common share
– basic and diluted	$(0.17)	$(0.01)	$0.00		$(0.09)	$0.03		$(0.09)

Weighted average common shares outstanding (Note 4)
– basic and diluted	3,051	175,119	(159,792)	CC	18,378	(309)	CC	18,069

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands, except share and per share amounts)

	For the year ended December 31, 2023		Scenario 1 Assuming No Redemption			Scenario 2 Assuming Maximum Redemption
	Achari (Historical)	Vaso (Historical)	Transaction Accounting Adjustments	Note	Pro Forma Combined	Transaction Accounting Adjustments	Note	Pro Forma Combined
Revenues
Managed IT systems and services		$40,371			40,371			$40,371
Professional sales services		37,820			37,820			37,820
Equipment sales and services		2,833			2,833			2,833
Total revenues	—	81,024	—		81,024	—		81,024

Cost of revenues
Cost of managed IT systems and services		22,712			22,712			22,712
Cost of professional sales services		7,021			7,021			7,021
Cost of equipment sales and services		698			698			698
Total cost of revenues	—	30,431	—		30,431	—		30,431
Gross profit	—	50,593	—		50,592	—		50,592

Operating expenses
Selling, general and administrative	3,098	45,643	68	DD	50,879	68	DD	50,879
			250	EE		250	EE
			1,820	FF		1,820	FF
Franchise Tax	82	—			82			82
Research and development	—	755	102	DD	857	102	DD	857
Total operating expenses	3,180	46,398	2,240		51,818	2,240		51,818
Operating income (loss)	(3,180)	4,195	(2,240)		(1,225)	(2,240)		(1,225)

Other (expense) income
Interest and financing costs		(50)			(50)			(50)
Interest and other income, net		764			764			764
Interest and dividend income on investments held in Trust Account	429	—	(429)	AA	—	(429)	AA	—
Change in fair value of warrants	249	—	(214)	BB	35	(214)	BB	35
Loss on disposal of fixed assets		(4)			(4)			(4)
Total other income, net	678	710	(643)		745	(643)		745

Income (loss) before income taxes	(2,502)	4,905	(2,884)		(480)	(2,884)		(480)
Income tax benefit (expense)	(73)	(100)	73	AA	(100)	73	AA	(100)
Net income (loss)	(2,575)	4,805	(2,811)		(580)	(2,811)		(580)

Net Income (loss) per common share
– basic	$(0.77)	$0.03	$0.02		$(0.03)	$9.10		$(0.03)
– diluted	$(0.77)	$0.03	$0.02		$(0.03)	$9.10		$(0.03)

Weighted average common shares outstanding (Note 4)
– basic	3,337	174,441	(159,400)	CC	18,378	(309)	CC	18,069
– diluted	3,337	175,541	(160,500)	CC	18,378	(309)	CC	18,069

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, Achari will be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Vaso issuing shares for the net assets of Achari, accompanied by a recapitalization. The net assets of Achari will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Vaso.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 gives pro forma effect to the Business Combination as if it had been consummated on March 31, 2024. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 give pro forma effect to the Business Combination as if it had been consummated on January 1, 2023, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. These periods are presented on the basis that Vaso is the acquirer for accounting purposes.

The unaudited pro forma condensed combined balance sheet as of March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s unaudited balance sheet as of March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s unaudited balance sheet as of March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s unaudited statement of operations for the three months ended March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s unaudited statements of operations for the three months ended March 31, 2024 and the related notes included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 has been prepared using, and should be read in conjunction with, the following:

•        Achari’s audited statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in this joint proxy statement/prospectus; and

•        Vaso’s audited statement of operations for the year ended December 31, 2023 and the related notes included elsewhere in this joint proxy statement/prospectus.

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on information available as of the date of this joint proxy statement/prospectus and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, the actual adjustments may materially differ from the pro forma adjustments. Management considers this basis of presentation to be reasonable under the circumstances.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Achari and Vaso included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus has been prepared using the assumptions below with respect to the potential redemption into cash of Achari common stock:

•        Assuming No Redemptions (Scenario 1):    This presentation assumes that no Public Stockholders exercise their right to redeem their Public Shares (excluding the Redeemed Public Shares) for their pro rata share of the Trust Account, and thus, the full amount held in the Trust Account as of the Closing is available for the Business Combination; and

•        Assuming Maximum Redemptions (Scenario 2):    This presentation assumes that a maximum of 309,010 Public Shares issued and outstanding as of the Closing are redeemed at a redemption price of $11.24 per share as of March 31, 2024.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Vaso believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Management believe that their assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect the deferred income tax effects of the pro forma adjustments as any change in the deferred tax balance would be offset by an increase in the valuation allowance. Upon Closing the Business Combination, it is likely that the Combined Company’s deferred tax assets, net of valuation allowance, will not change. The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had the Combined Company filed consolidated income tax returns during the periods presented.

The pro forma basic and diluted income (loss) per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s common shares outstanding, assuming the Business Combination occurred on January 1, 2023.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X Vaso has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of March 31, 2024 are as follows:

(A)    Reflects the reclassification of cash held in the Trust Account that becomes available for general use following the Business Combination;

(B)    Reflects the payment of the $3,500,000 deferred underwriters’ discount that becomes due and payable upon the consummation of the Business Combination;

(C)    Reflects the elimination of the historical accumulated deficit of Achari, the accounting acquiree, into Vaso’s additional paid-in capital upon the consummation of the Business Combination, and the conversion of 2,500,000 Founder Shares of Achari single class common stock into 750,000 shares of Vaso Holding Corp Class A common stock. Assumes Unpaid SPAC Expenses of $4.5 million, which would result in the forfeiture of 281,250 of the 750,000 Founder Shares to be held by Achari following the completion of the Business Combination pursuant to the terms of the Put Option Agreement and the Amended and Restated Vaso Working Capital Letter Agreement;

(D)    Reflects the settlement of approximately $0.1 million of additional Achari unpaid costs related to the Business Combination. Approximately $4.2 million in Achari unpaid costs remaining in accrued expenses and other liabilities is responsibility of sponsor to settle at consummation of the Business Combination;

(E)    Reflects the settlement of approximately $1.8 million of Vaso’s total estimated transaction costs related to the Business Combination and charge accumulated deficit as the costs are not attributable to raising equity for the transaction;

(F)    Reflects the repayments of Achari’s working capital loans from the Sponsor of approximately $0.8 million;

(G)    Reflects the recapitalization of Vaso through the issuance of 17,600,000 shares of Achari Class A common stock with $0.0001 par value to Vaso’s stockholders;

(H)    Reflects the stock compensation expenses of approximately $0.1 million in connection with the immediate vesting of 1,258,333 shares of Vaso common stock granted under Vaso stock plans;

(I)     Reflects the redemption of 241,931 shares following Achari’s special meeting held on July 16, 2024, valued at approximately $2.8 million, of the 550,941 Achari redeemable shares as of March 31, 2024. In Scenario 1, reflects the reclassification of 309,010 remaining shares of Achari common stock subject to possible redemption to permanent equity at $0.0001 par value. In Scenario 2, which assumes the same facts as described in Items A through H above, but reflects the assumption that all 309,010 shares of Achari common stock are redeemed for cash by Achari stockholders;

(J)     Recognition of $6.0 million Achari put option liability applicable to 750,000 Founder Shares at $8.00 per share, less $2.25 million reduction for payment of excess unpaid SPAC expenses. The Put Option Agreement provides for the reduction of up to $2.25 million in option liability for payment of Unpaid SPAC Expenses exceeding $2.25 million (total Unpaid SPAC Expenses cannot exceed $4.5 million);

(K)    Reflects decrease in private placement warrant fair value as of March 31, 2024 due to reduction of warrants from 7,133,333 to 1,000,000 under the terms of the Business Combination; and

(L)    Represents accrual of $0.25 million estimated Achari transaction costs to be incurred subsequent to March 31, 2024. Such costs are included in the $4.2 million unpaid costs described in Item D above.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2024 and for the year ended December 31, 2023 are as follows:

(AA) Represents an adjustment to eliminate both the interest earned on investments held in Trust Account and the related income tax expense generated by such earned interest, as if the Business Combination had been consummated on January 1, 2023, the beginning of the earliest period presented;

(BB) Represents the removal of the change in fair value of the forfeited private placement warrants. 6,133,333 of the 7,133,333 private placement warrants will be forfeited under the terms of the Business Combination:

(CC) The calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the Business Combination had been consummated on January 1, 2023; in addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares have been outstanding for the entire period presented (in Scenario 2, this calculation is retroactively adjusted to eliminate the 309,010 shares of Achari’s common stock redeemed for cash by Achari shareholders for the entire period);

(DD) Reflects the stock compensation expenses of approximately $0.2 million in connection with the issuance of 1,258,333 shares of Vaso common stock to various employees at the time of the consummation of the Business Combination (this adjustment is considered to be a one-time charge and is not expected to recur);

(EE)  Reflects approximately $0.25 million in Achari transaction costs to be incurred subsequent to March 31, 2024 (this is a non-recurring item). These costs are included in the $4.2 million in Achari unpaid costs described in Note D; and

(FF)  Reflects approximately $1.8 million in Vaso transaction costs to be incurred subsequent to March 31, 2024 (this is a non-recurring item).

Note 4 — Earnings per Share

Represents the earnings per share calculated using the historical weighted average shares outstanding, and the change in number of shares in connection with the Business Combination and a range of Reverse Stock Split scenarios, assuming the shares were outstanding since the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

Basic and diluted earnings per share is computed by dividing pro forma net income by the weighted average number of the shares of Vaso Holding Corp Class A Common Stock outstanding during the periods.

The unaudited pro forma condensed combined earnings per share for the three months ended March 31, 2024 set out below has been prepared assuming (i) no redemptions and maximum redemptions and (ii) no Reverse Stock Split, a Reverse Stock Split with a 1.25-for-1 ratio, a Reverse Stock Split with a 1.5-for-1 ratio and a Reverse Stock Split with a 2-for-1 ratio:

	For the Three Months Ended March 31, 2024
If there is no Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,711,787)	$(1,711,787)
Weighted average shares outstanding – basic and diluted	18,377,760	18,068,750
Pro forma net loss per share – basic and diluted	$(0.09)	$(0.09)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	309,010	—
Achari Initial Stockholders	468,750	468,750
Vaso Stockholders	17,600,000	17,600,000
Total	18,377,760	18,068,750

	For the Three Months Ended March 31, 2024
If there is a 1.25-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,711,787)	$(1,711,787)
Weighted average shares outstanding – basic and diluted	14,702,208	14,455,000
Pro forma net loss per share – basic and diluted	$(0.12)	$(0.12)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	247,208	—
Achari Initial Stockholders	375,000	375,000
Vaso Stockholders	14,080,000	14,080,000
Total	14,702,208	14,455,000
	For the Three Months Ended March 31, 2024
If there is a 1.5-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,711,787)	$(1,711,787)
Weighted average shares outstanding – basic and diluted	12,251,840	12,045,833
Pro forma net loss per share – basic and diluted	$(0.14)	$(0.14)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	206,007	—
Achari Initial Stockholders	312,500	312,500
Vaso Stockholders	11,733,333	11,733,333
Total	12,251,840	12,045,833
	For the Three Months Ended March 31, 2024
If there is a 2-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(1,711,787)	$(1,711,787)
Weighted average shares outstanding – basic and diluted	9,188,880	9,034,375
Pro forma net loss per share – basic and diluted	$(0.19)	$(0.19)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	154,505	—
Achari Initial Stockholders	234,375	234,375
Vaso Stockholders	8,800,000	8,800,000
Total	9,188,880	9,034,375

The unaudited pro forma condensed combined earnings per share for the year ended December 31, 2023 set out below has been prepared assuming (i) no redemptions and maximum redemptions and (ii) no Reverse Stock Split, a Reverse Stock Split with a 1.25-for-1 ratio, a Reverse Stock Split with a 1.5-for-1 ratio and a Reverse Stock Split with a 2-for-1 ratio:

	For the Year Ended December 31, 2023
If there is no Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(580,315)	$(580,315)
Weighted average shares outstanding – basic and diluted	18,377,760	18,068,750
Pro forma net loss per share – basic and diluted	$(0.03)	$(0.03)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	309,010	—
Achari Initial Stockholders	468,750	468,750
Vaso Stockholders	17,600,000	17,600,000
Total	18,377,760	18,068,750
	For the Year Ended December 31, 2023
If there is a 1.25-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(580,315)	$(580,315)
Weighted average shares outstanding – basic and diluted	14,702,208	14,455,000
Pro forma net loss per share – basic and diluted	$(0.04)	$(0.04)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	247,208	—
Achari Initial Stockholders	375,000	375,000
Vaso Stockholders	14,080,000	14,080,000
Total	14,702,208	14,455,000
	For the Year Ended December 31, 2023
If there is a 1.5-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(580,315)	$(580,315)
Weighted average shares outstanding – basic and diluted	12,251,840	12,045,833
Pro forma net loss per share – basic and diluted	$(0.05)	$(0.05)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	206,007	—
Achari Initial Stockholders	312,500	312,500
Vaso Stockholders	11,733,333	11,733,333
Total	12,251,840	12,045,833

	For the Year Ended December 31, 2023
If there is a 2-for-1 Reverse Stock Split	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
Pro forma net loss attributable to the stockholders	$(580,315)	$(580,315)
Weighted average shares outstanding – basic and diluted	9,188,880	9,034,375
Pro forma net loss per share – basic and diluted	$(0.06)	$(0.06)

Weighted average shares calculation, basic and diluted
Common Stock
Achari Public Stockholders	154,505	—
Achari Initial Stockholders	234,375	234,375
Vaso Stockholders	8,800,000	8,800,000
Total	9,188,880	9,034,375

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical per share information of Achari and Vaso, on a standalone basis, and the unaudited pro forma condensed combined per share information after giving effect to the Business Combination and assuming no redemptions and assuming 100% redemptions. The unaudited pro forma condensed combined net loss per share information for the three months ended March 31, 2024 and for the fiscal years ended December 31, 2023 is presented as if the Business Combination had occurred on January 1, 2023. The unaudited pro forma book value per share information is presented as if the Business Combination occurred on March 31, 2024. The pro forma information provided in the table below is unaudited and does not give effect to any proposed Reverse Stock Split described in the section entitled “Proposal 4: The Reverse Stock Split Proposal”.

This information is only a summary and should be read in conjunction with Achari’s and Vaso’s unaudited and audited historical financial statements and related notes, the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Achari” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Vaso” and other financial information included elsewhere in this joint proxy statement/prospectus.

The unaudited pro forma condensed combined net loss per share information below does not purport to represent the net loss per share information which would have occurred had Achari and Vaso been combined during the periods presented.

The following scenarios presented in the table below are for illustrative purposes only as the actual number of redemptions by the Public Stockholders is unknowable prior to the Achari vote with respect to the Business Combination.

The unaudited pro forma condensed combined earnings per share have been prepared assuming no redemptions and assuming maximum redemptions for the three months ended March 31, 2024 and the year ended December 31, 2023:

	For the Three Months Ended March 31, 2024
	Historical		Unaudited Pro Forma Combined
	Achari	Vaso	Assuming No Redemptions	Assuming Maximum Redemptions
Net income (loss)	$(530,000)	$(1,173,000)	$(1,712,000)	$(1,712,000)
Net income (loss) per share – basic and diluted	$(0.17)	$(0.01)	$(0.09)	$(0.09)
Weighted average shares outstanding – basic and diluted	3,051,000	175,119,000	18,378,000	18,069,000
	For the Fiscal Year Ended December 31, 2023
	Historical		Unaudited Pro Forma Combined
	Achari	Vaso	Assuming No Redemptions	Assuming Maximum Redemptions
Net income (loss)	$(2,575,000)	$4,805,000	$(580,000)	$(580,000)
Net income (loss) per share – basic	$(0.77)	$0.03	$(0.03)	$(0.03)
Net income (loss) per share – diluted	$(0.77)	$0.03	$(0.03)	$(0.03)
Weighted average shares outstanding – basic	3,337,000	174,441,000	18,378,000	18,069,000
Weighted average shares outstanding – diluted	3,337,000	175,541,000	18,378,000	18,069,000

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information in this joint proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the Proposals described in this joint proxy statement/prospectus.

The value of your investment following the completion of the Business Combination will be subject to significant risks affecting, among other things, Achari’s business, financial condition and results of operations. If any of the events described below occur, Achari’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of Achari’s securities and you therefore may lose all or part of your investment. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Achari and Vaso.

Throughout this section, references to “Achari” refer to Achari and its consolidated subsidiaries as the context so requires.

Risks Related to the Business Combination

Achari’s stockholders will experience dilution due to the issuance of Common Stock to the former Vaso stockholders as consideration in the Business Combination entitling them to a significant voting stake in Achari.

Based on Vaso’s and Achari’s current capitalization (and the assumptions regarding the Merger Consideration paid at Closing described under the section entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”), we anticipate issuing to the former Vaso stockholders 17,600,000 shares of Common Stock pursuant to the Business Combination Agreement (which assumes the Reverse Stock Split is not required and does not occur, as further described herein), and it is currently expected that Achari’s current stockholders would hold, in the aggregate, approximately 6.9% of the outstanding common stock of Achari assuming no redemption of any redeemable SPAC Shares. If any of Public Shares are redeemed in connection with the Business Combination, the percentage of the outstanding shares of Achari’s common stock held by the Public Stockholders will decrease and the percentages of the outstanding common stock held immediately following the Business Combination by the Sponsor and outstanding common stock issuable to former Vaso stockholders will increase. Please see the section of this joint proxy statement/prospectus entitled “Questions and Answers — Q. What equity stake will current Achari stockholders and Vaso stockholders hold in Achari immediately after the completion of the Business Combination?” for an illustration.

Furthermore, to the extent that (i) any of the outstanding warrants after the Business Combination (including up to 10,000,000 Public Warrants and 1,000,000 Private Placement Warrants) are exercised for Common Stock, and (ii) the Sponsor elects to convert the working capital loan (which was $825,975 as of March 31, 2024) into warrants, which are convertible into shares of Common Stock at $0.75 per warrant, Achari’s existing stockholders may experience additional substantial dilution. As a result, if any of the foregoing instruments are exercised or converted, the ownership interest in the aggregate of Public Stockholders who elect not to redeem their respective shares in Achari in connection with the Business Combination will be substantially reduced. Shares to be issued under the proposed 2024 Equity Incentive Plan could result in further dilution to Achari’s stockholders. Such dilution could, among other things, limit the ability of Achari’s current stockholders to influence Achari’s management through the election of directors following the Business Combination.

Achari’s stockholders who do not redeem their respective SPAC Shares may be diluted by the exercise of warrants previously attached to redeemed shares.

Upon its IPO, Achari issued 17,133,333 public warrants and private placement warrants exercisable into 12,850,000 SPAC Shares, of which 11,000,000 such warrants will remain outstanding at the time of the Business Combination. Over 90% of these warrants are attributable to stockholders that elected to redeem their respective shares in connection with special stockholders’ meetings (although the beneficial owners of such warrants may have changed as the public warrants are listed for trading on Nasdaq). As of June 27, 2024, the trading value of Achari’s warrants was $0.024 per warrant. As a result of the redemption of 9,690,990 SPAC Shares in connection with previous special meetings of stockholders held by Achari, stockholders who do not redeem their respective stock may incur dilution from the exercise of warrants that previously attached to the redeemed shares at the IPO.

Please note that trading in the Company’s securities is currently suspended on the Nasdaq exchange. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless”.

Subsequent to the completion of the Business Combination, Achari may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on its financial condition and its share price, which could cause you to lose some or all of your investment.

Although Achari has conducted due diligence on Vaso, Achari cannot assure you that the due diligence revealed all material issues that may be present with regard to Vaso, that it would be possible to uncover all material issues through a customary amount of due diligence or that factors outside of Achari’s or Vaso’s control will not later arise. As a result of unidentified issues or factors outside of Achari’s or Vaso’s control, Achari may be forced to later write-down or write-off assets, restructure operations or incur impairment or other charges that could result in reporting losses. Even if Achari’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with the preliminary risk analysis conducted by Achari. Even though these charges may be non-cash items that would not have an immediate impact on Achari’s liquidity, the fact that Achari reports charges of this nature could contribute to negative market perceptions about Achari or its securities. In addition, charges of this nature may cause Achari to violate leverage or other covenants to which it may be subject. Accordingly, any Achari stockholders who choose to remain stockholders following the Business Combination could suffer a reduction in the value of their respective shares from any such write-down or write-downs. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation or tender offer materials, as applicable, relating to the Business Combination constituted an actionable material misstatement or omission.

Achari’s ability to be successful following the Business Combination will depend upon the efforts of the members of the Achari Board and Vaso’s key personnel and the loss of such persons could negatively impact the operations and profitability of Achari’s business following the Business Combination.

Achari’s ability to be successful following the Business Combination will depend upon the efforts of the members of the Achari Board and key personnel. Achari cannot assure you that, following the Business Combination, the members of the Achari Board and Achari’s key personnel will be effective or successful or remain with Achari. In addition to the other challenges they will face, such individuals may be unfamiliar with the requirements of operating a public company, which could cause Achari’s management to expend time and resources becoming familiar with such requirements.

Achari will be a holding company, and its only material asset after completion of the Business Combination will be its interest in Vaso. Accordingly, it depends upon distributions made by its subsidiaries to pay taxes and pay dividends.

Upon completion of the Business Combination, Achari will be a holding company with no material assets other than cash in the amount of (i) approximately $712,600, assuming 80% of Achari’s existing shareholders exercise the right to redeem their shares for cash in connection with the consummation of the Business Combination or (ii) approximately $3,563,000 assuming none of Achari’s existing shareholders exercise their right to redeem their shares for cash in connection with the consummation of the Business Combination (with such amounts prior to giving effect to the payment of certain costs and expenses in connection with the consummation of the Business Combination) and its ownership of all of the issued and outstanding capital stock of Vaso. As a result, Achari will have no independent means of generating revenue or cash flow. Achari’s ability to pay taxes and pay dividends will depend on the financial results and cash flows of Vaso and its subsidiaries and the distributions it receives from Vaso. Deterioration in the financial condition, earnings or cash flow of Vaso and its subsidiaries for any reason could limit or impair Vaso’s ability to pay such distributions. Additionally, to the extent that Achari needs funds and Vaso and/or its subsidiaries are restricted from making such distributions under applicable law or regulation or under the terms of any financing arrangements, or Vaso is otherwise unable to provide such funds, it could materially adversely affect Achari’s liquidity and financial condition.

Dividends on the Common Stock, if any, will be paid at the discretion of the Achari Board, which will consider, among other things, Achari’s business, operating results, financial condition, current and expected cash needs, plans for expansion and any legal or contractual limitations on its ability to pay such dividends. Financing arrangements may include restrictive covenants that restrict Achari’s ability to pay dividends or make other distributions to its stockholders. In addition, Vaso is generally prohibited under Delaware law from making a distribution to a stockholder to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Vaso (with certain exceptions) exceed the fair value of its assets. Vaso’s subsidiaries are generally subject to similar legal limitations on their ability to make distributions to Vaso. If Vaso does not have sufficient funds to make distributions, Achari’s ability to declare and pay cash dividends may also be restricted or impaired.

The Sponsor and some of Achari’s officers and directors may be argued to have conflicts of interest that may influence or have influenced them to support or approve the Business Combination without regard to your interests or in determining whether Vaso is appropriate for Achari’s initial business combination.

The personal and financial interests of the Sponsor and Achari’s officers and directors may influence or have influenced their motivation in identifying and selecting a target for the Business Combination, their support for completing the Business Combination and the operation of Achari following the Business Combination.

Further, pursuant to the terms of the Business Combination Agreement, the SPAC A&R CoI and the Bylaws will, from and after the consummation of the Merger, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in Achari’s current governing documents, which provisions may not be amended, repealed or otherwise modified for a period of six years from the consummation of the Merger in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the consummation of the Merger, served as a director, manager or officer of Achari, unless such modification shall be required by applicable law.

Immediately prior to the Business Combination, the Sponsor will own up to 2,500,000 SPAC Shares, which were initially acquired prior to the IPO and for an aggregate purchase price of $25,000 ($0.01 per Founder Share), and Achari’s directors and officers have pecuniary interests in such shares through their respective ownership interest in the Sponsor. Such shares had an aggregate market value of $28,250,000 based on the last sale price of $11.30 per share on the OTC Markets on June 27, 2024 (which market value drops to $8,475,000 if those 2,500,000 SPAC Shares are reduced to 750,000 SPAC Shares per the Sponsor Letter Agreement). The Sponsor has entered into a Put Option Agreement with Vaso and Achari pursuant to which the post-Business Combination company has agreed to purchase up to 750,000 of such shares owned by the Sponsor for $8.00 per share.

In addition, the Sponsor paid an aggregate of $5,350,000 for what will amount to 1,000,000 Private Placement Warrants at the time of the Business Combination at an adjusted price of $5.35 per warrant. Such Private Placement Warrants had an aggregate market value of $24,000 based on the last sale price of $0.024 per warrant on the OTC Markets on June 27, 2024. The Current Charter requires Achari to complete an initial business combination prior to October 19, 2024. As of March 31, 2024, the Sponsor and its affiliates had an aggregate of $6,200,975 at risk that depends on completion of an initial business combination, including $6,200,975 that was invested in securities and $825,975 of unpaid loans. As of June 27, 2024, there were no unreimbursed out-of-pocket expenses incurred by the Sponsor or its affiliates. If the Business Combination is not consummated and Achari is forced to wind up, dissolve and liquidate in accordance with the Current Charter, the securities of Achari currently held by the Sponsor will be worthless as it has waived liquidation rights with respect to such securities.

Since the Sponsor will lose its entire investment in Achari if an initial business combination is not completed, it may be argued to create a conflict of interest that may cause the Sponsor to support or approve the Business Combination.

Certain officers and directors of Achari also participate in arrangements that may be argued to provide them with other interests in the Business Combination that are different from yours, including, among others, indirectly through the Put Option Agreement. The Sponsor, certain members of the Sponsor and Achari’s officers and directors collectively (including entities controlled thereby and families of officers and directors) have made an aggregate average investment per share of $0.01 as of the consummation of the IPO. The officers’ and directors’ significantly lower investment per share in their respective shares of common stock of Achari results in a difference between a transaction that increases the value of the officers’ and directors’ investment and a transaction that increases the value of the Public Stockholders’ investment. Achari’s officers’ and directors’ risk to lose their respective entire investment if the Business Combination is not approved may be argued to create a conflict of interest that may cause them to support or approve the Business Combination.

Given the differential in the purchase price that the Sponsor paid for its shares of Achari common stock as compared to the price of the Units sold in the IPO, the Sponsor, its affiliates and Achari’s directors and officers, who have pecuniary interests in such shares of common stock through their respective ownership interest in the Sponsor, may earn a positive rate of return on their respective investment even if the Common Stock trades below the price initially paid for the Units in the IPO and the Public Stockholders experience a negative rate of return following the completion of the Business Combination. In addition, the Sponsor could potentially recoup its entire investment, inclusive of its investment in the shares of Achari’s common stock and the Private Placement Warrants and assuming that, pursuant to the Sponsor Letter Agreement, it only retains 750,000 shares of Common Stock after the Business Combination, even if the trading price of the Common Stock after the Closing is as low as $7.65 per share.

Further, the Sponsor has, pursuant to the Insider Letter, agreed (A) to vote any SPAC Shares in favor of the Business Combination, and (B) not to redeem any SPAC Shares in connection with a stockholder vote to approve the Business Combination.

To finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Achari’s officers and directors, may, but are not obligated to, loan Achari funds as may be required through working capital loans. If Achari completes a business combination, Achari may repay the working capital loans out of the proceeds of the Trust Account released to Achari. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Achari may use a portion of proceeds held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, up to $1.5 million of such working capital loans may be convertible into warrants of the post-Business Combination entity at a price of $0.75 per warrant. The warrants would be identical to the Private Placement Warrants. As of March 31, 2024, Achari had received $825,975 of such working capital loans. Those Persons that made the working capital loans are at risk of not having such loans repaid in cash or warrants of Achari if the Business Combination does not occur. These interests, among others, may influence or have influenced the Sponsor and the officers and directors of Achari to support or approve the Business Combination. For more information concerning the interests of Achari’s officers and directors, see the section entitled “Proposal 1: The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination” and the risk factor entitled “Risks Related to Achari — The Sponsor controls a substantial interest in Achari and thus may exert a substantial influence on actions requiring a stockholder vote, potentially in a manner that you do not support” in this joint proxy statement/prospectus.

We are an “emerging growth company”, and we cannot be certain that the reduced disclosure requirements applicable to “emerging growth companies” will not make our common stock less attractive to investors.

We are an “emerging growth company”, as defined under the Jumpstart Our Business Startups Act (“JOBS Act”) and will continue to be after the Business Combination is completed. For so long as we are an emerging growth company, we intend to take advantage of certain exemptions from reporting requirements that are applicable to other public companies that are emerging growth companies, including, but not limited to, compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and joint proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We could be an emerging growth company for up to four years from the end of our most recently completed fiscal year, although we may lose such status earlier, depending on the occurrence of certain events, including when we have generated total annual gross revenue of at least $1.235 billion or when we are deemed to be a “large accelerated filer” under the Exchange Act, which means that the market value of our common stock that is held by non-affiliates exceeds $700 million as of December 31st of the prior year, or when we have issued more than $1.0 billion in nonconvertible debt securities during the prior three-year period.

We cannot predict if investors will not find our common stock less attractive or our company less comparable to certain other public companies because we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

As a “smaller reporting company”, we are permitted to provide less disclosure than larger public companies, which may make our common stock less attractive to investors.

We are currently a “smaller reporting company”, as defined by Rule 12b-2 of the Exchange Act, and will continue to be one immediately after the Business Combination. As a smaller reporting company, we are eligible to take advantage of certain exemptions from various reporting requirements applicable to other public companies. Consequently, it may be more challenging for investors to analyze our results of operations and financial prospects which may result in less investor confidence. Investors may find our common stock less attractive as a result of our smaller reporting company status. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile.

Achari has incurred and expects to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Achari.

Achari expects to incur significant costs associated with the Business Combination. We will only pay some of these expenses if the Business Combination occurs. Other fees and expenses, including legal fees, independent auditor fees, fees to our solicitation agent and expenses incurred in connection with the proxy solicitation for the Stockholders’ Meeting will be incurred regardless of whether the Business Combination occurs. These expenses will reduce the amount of cash available to be used for other corporate purposes by Achari whether or not the Business Combination is completed.

Achari depends upon its executive officers and directors and their departure could adversely affect Achari’s ability to operate and to consummate the initial business combination. Additionally, Achari’s executive officers and directors also allocate their time to other businesses, thereby causing potential conflicts of interest that could have a negative impact on Achari’s ability to complete the initial business combination.

Achari’s operations and its ability to consummate the Business Combination depend upon a relatively small group of individuals and, in particular, its executive officers and directors. Achari believes that its success depends on the continued service of its executive officers and directors, at least until the completion of the Business Combination. Achari does not have an employment agreement with, or key-man insurance on the life of, any of its directors or executive officers. The unexpected loss of the services of one or more of Achari’s directors or executive officers could have a detrimental effect on Achari and the ability to consummate the Business Combination. In addition, Achari’s executive officers and directors are not required to commit any specified amount of time to its affairs and, accordingly, will have conflicts of interest in allocating management time among various business activities, including monitoring the due diligence and undertaking the other actions required in order to consummate the Business Combination. Each of Achari’s executive officers is engaged in several other business endeavors for which they may be entitled to substantial compensation and Achari’s directors also serve as officers and board members for other entities. If Achari’s executive officers’ and directors’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Achari’s affairs, which may have a negative impact on Achari’s ability to consummate the Business Combination.

The Achari board of directors did not obtain a fairness opinion in determining whether to proceed with the Business Combination, and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.

In analyzing the Business Combination, Achari’s management conducted significant due diligence on Vaso. However, the Achari Board decided not to obtain a fairness opinion with respect to the fairness, from a financial point of view, of the Business Combination, including the fairness, from a financial point of view, of the Business Combination from the perspective of the Public Stockholders. The officers and directors of Achari have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to perform any necessary analysis and make relevant determinations with respect to the Business Combination including with respect to the fairness, from a financial point of view, of Achari’s various stakeholders, and therefore they did not require a fairness opinion from an independent third-party be prepared. However, the Achari Board may be incorrect with respect to the need for such a fairness opinion, or in any assessments they have made with respect to the Business Combination, and without a fairness opinion from an independent third-party provider they may be unaware of any faults or deficiencies with respect to any analysis, views or determinations they have made with respect to the Business Combination. For a complete discussion of the factors utilized by the Achari Board in approving the Business Combination, see the section entitled, “Proposal 1 — The Business Combination Proposal — The Achari Board’s Reasons for the Approval of the Business Combination.”

Achari does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible to complete a Business Combination in which a substantial majority of Achari’s stockholders do not intend to retain their respective investment, in which case, the former Vaso stockholders may receive a greater number of Common Stock as a result of redemptions.

The Current Charter of Achari does not provide a specified maximum Redemption threshold. As a result, Achari may be able to consummate the Business Combination even if a substantial majority of the remaining Public Stockholders do not agree with the Transactions and have redeemed their respective shares or if we have entered into privately negotiated agreements for investors to sell their respective shares to the Sponsor or our officers, directors, advisors or their affiliates.

Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination.

While Achari continues to work towards completion of the proposed Business Combination with Vaso, the Business Combination was not consummated as of April 2, 2024, which, as further discussed below, was the deadline Nasdaq had provided Achari to consummate the Business Combination, or face potential delisting from the Nasdaq exchange as a result of non-compliance with certain of Nasdaq’s continued listing requirements. On April 5, 2024, the Panel provided Achari with a delisting determination notice for failing to consummate the Business Combination and thereby regain compliance with (i) Nasdaq’s $50 million minimum “Market Value of Listed Securities” requirement set forth in Nasdaq Listing Rule 5450(b)(2)(A) and (ii) Nasdaq’s requirement to maintain a minimum of 400 total shareholders for continued listing set forth in Nasdaq Listing Rule 5450(a)(2). As a result, trading in Achari’s securities on Nasdaq was suspended effective with the open of the market on April 9, 2024 and the Company’s securities are currently eligible to trade only on the OTC Markets system. In response to the delisting determination notice, the Company submitted an appeal to the Listing Council on April 19, 2024.

On June 20, 2024, after review of certain supporting memorandum submitted on behalf of the Company and the Panel, the Listing Council affirmed the decision of the Panel, finding that (i) the Panel appropriately decided to move to delist the Company’s securities because the Company was not able to comply with the terms of the Panel decision and the Panel had exhausted its ability to provide the Company with additional extensions of time, (ii) the Company’s compliance plan was dependent on completion of the Business Combination, which had not yet occurred and (iii) that the Company missed certain compliance milestones. Pursuant to Nasdaq Rule 5825, the Listing Council’s decision may be called for review by the Board of Directors of Nasdaq (the “Nasdaq Board”) not later than the next Nasdaq Board meeting that is 15 calendar days or more following the date of the Listing Council’s decision and the Company’s securities will remain listed at least until the occurrence of such meeting and the filing of a Form 25-NSE with the SEC by Nasdaq. The Company has not been notified when such Form 25-NSE will be filed or otherwise informed of when the delisting of its securities from Nasdaq will occur. If the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Vaso Business Combination. However, Nasdaq approval of the Company’s initial listing application with respect to the Vaso Business Combination is a condition to the closing of the Vaso Business Combination, and there can be no guarantee that Nasdaq will approve such initial listing application, which may delay, or ultimately prevent the consummation of the proposed Vaso Business Combination.

There can be no assurance that Achari will be able to satisfy Nasdaq’s initial listing requirements, or regain compliance with Nasdaq’s continued listing requirements, in a timely manner, or at all, and such delisting may delay, or ultimately prevent, the consummation of the Business Combination.

To maintain the listing of Achari’s securities on Nasdaq prior, and subsequent to, the closing of the Business Combination, Achari must maintain certain financial, distribution, liquidity and stock price levels to satisfy Nasdaq’s continued listing requirements. Achari must, among other things, maintain a minimum bid price of $1.00 per share, a minimum amount of stockholders’ equity (generally $2,500,000) and a minimum number of holders of its securities (generally 300 public holders). The foregoing is a brief description of the Nasdaq continued listing requirements applicable to Achari’s securities (more detailed information about such requirements is set forth in Nasdaq Rule 5550) and Achari’s current status with respect to compliance therewith:

•        Listing Rule 5450(b)(2)(B) On January 22, 2023, Achari received a letter from Nasdaq indicating that Achari was not in compliance with Listing Rule 5450(b)(2)(B), requiring at least 1,100,000 “Publicly Held Shares.” The letter stated that Achari had 45 calendar days to submit a plan to regain compliance. Achari submitted such plan on March 9, 2023, and after review, on March 30, 2023, Nasdaq granted Achari an extension to regain compliance, until July 21, 2023. On June 22, 2023, Achari received a letter from Nasdaq indicating that Achari was not in compliance with Listing Rule 5450(b)(2)(B). On July 21, 2023, Achari filed a Form 8-K with the SEC disclosing, among other things, certain details regarding Achari’s beneficial ownership and outstanding common stock, and specifically disclosing that certain amounts of Founder Shares, which had been previously held directly by the Sponsor had been transferred to certain members of the Sponsor on July 17, 2023, in order for Achari to regain compliance with Listing Rule 5450(b)(2)(B). On August 7, 2023, Achari received a written notification from Nasdaq indicating that Achari had regained compliance under Listing Rule 5450(b)(2)(B), and accordingly, that such matter was closed. Please note that Achari and the Sponsor may undertake further actions in order to regain compliance with applicable continued listing requirements, which may include, but may not be limited to, further transfers of Founder Shares held by the Sponsor to individual members of the Sponsor, if necessary. For the avoidance of doubt, all Founder Shares previously transferred by the Sponsor to certain members of the Sponsor as described above, and any Founder Shares which may be transferred in a similar fashion in the future, are currently, and shall remain in the future, subject to all applicable transfer restrictions and other limitations as any Founder Shares which continue to be held directly by the Sponsor, and for the avoidance of doubt, no Founder Shares, whether held directly by the Sponsor, members of the Sponsor, or any other party, shall be eligible to receive liquidating distributions from the Trust Account under any circumstances, including in the event that Achari fails to complete an initial Business Combination, nor shall any such transfers (past or present) increase the overall amount of Founder Shares issued or in circulation, or in any way affect Achari’s public stockholders existing percentage ownership of Achari. As of the date hereof, 1,572,400 Founder Shares are held directly by the Sponsor and 927,600 Founder Shares are held directly by members of the Sponsor. On December 18, 2023, Achari received an additional letter from Nasdaq indicating that Achari was again deemed not in compliance with Listing Rule 5450(b)(2)(B), requiring at least 1,100,000 “Publicly Held Shares.” The letter stated that Achari had 45 calendar days to submit a plan to regain compliance. Upon further discussion with Nasdaq, all parties agreed Achari was not in violation of Listing Rule 5450(b)(2)(B), and the applicable letter was withdrawn.

•        Listing Rule 5450(b)(2)(C) On February 24, 2023, Achari received a letter from Nasdaq indicating that Achari was not in compliance with Listing Rule 5450(b)(2)(C), requiring a “Market Value” of “Publicly Held Shares” of at least $15 million. The letter stated that Achari had 180 calendar days to regain compliance with Listing Rule 5450(b)(2)(C), or until August 23, 2023. On August 7, 2023, Achari received a written notification from Nasdaq indicating that Achari had regained compliance under Listing Rule 5450(b)(2)(C), and accordingly, that such matter was closed.

•        Listing Rule 5250(c)(1) On April 24, 2023, Achari received a letter from Nasdaq indicating that Achari was not in compliance with Listing Rule 5250(c)(1), as a result of Achari’s delay in filing its Form 10-K for the year ended December 31, 2022. On April 25, 2023, Achari filed its Form 10-K for the year ended December 31, 2022 with the SEC. On April 25, 2023, Achari received a written notification from Nasdaq indicating that Achari had regained compliance under Listing Rule 5250(c)(1), and accordingly, that such matter was closed. On May 23, 2023, we received a letter from Nasdaq indicating that Achari was not in compliance with Listing Rule 5250(c)(1), as a result of Achari’s delay in filing its Form 10-Q for the period ended March 31, 2023. On May 26, 2023, Achari filed its Form 10-Q for the period ended March 31, 2023 with the Securities and Exchange Commission. On June 1, 2023, Achari received a written notification from Nasdaq indicating that Achari had regained compliance under Listing Rule 5250(c)(1), and accordingly, that such matter was closed.

•        Listing Rules 5450(b)(2)(A) and 5450(a)(2) On March 23, 2023, Achari received a letter from Nasdaq notifying Achari that, for the 30 consecutive trading days prior to the date of the letter, Achari’s common stock had traded at a value below the minimum $50,000,000 “Market Value of Listed Securities” (“MVLS”) requirement set forth in Listing Rule 5450(b)(2)(A). The letter stated that Achari had 180 calendar days, or until September 19, 2023, to regain compliance. On October 3, 2023, Achari had not regained compliance with the MVLS requirement because the Company’s MVLS was below the $50,000,000 minimum MVLS requirement for the proceeding 30 consecutive trading days and, as a result, Achari received a delisting determination letter from Nasdaq. On October 9, 2023, Achari received an additional letter from the Staff stating that on September 3, 2023, Achari was not in compliance with Nasdaq Listing Rule 5450(a)(2), and this matter served as an additional basis for delisting Achari’s securities. On December 7, 2023, Achari presented their plan of compliance to the Panel and requested an extension to regain compliance. On December 19, 2023, Nasdaq notified Achari that it had granted an extension, until April 2, 2024, for Achari and Vaso to complete the Business Combination (which necessarily would require regaining compliance with respect to applicable continued listing requirements). However, Achari and Vaso did not complete the Business Combination by April 2, 2024. On April 5, 2024, Achari received a letter from Nasdaq notifying Achari that because Achari and Vaso did not complete the Business Combination by April 2, 2024, Achari’s shares would be suspended from trading on the Nasdaq exchange as of the open of trading on April 9, 2024. The Company’s securities are currently eligible to trade only on the OTC Markets system. Although currently, trading, if any, will occur only in the over-the-counter market, Achari will remain technically listed on Nasdaq pending the expiration of all Nasdaq review and appeal processes. The Company believes that it will be able to evidence compliance with Nasdaq’s initial listing requirements (and therefore also necessarily regain compliance with respect to all applicable continued listing requirements) upon the consummation of the Business Combination, with such compliance being a condition to the consummation of the Business Combination. However, there can be no assurance that Achari will be able to satisfy Nasdaq’s initial listing requirements, or regain compliance with Nasdaq’s continued listing requirements, in a timely manner, or at all. If Achari’s securities are delisted from Nasdaq prior to the closing of the Business Combination, such delisting may delay, or ultimately prevent, the consummation of the Business Combination.

In order to close the Business Combination, Achari will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are generally more rigorous than Nasdaq’s continued listing requirements discussed above. The Company believes that it will be able to evidence compliance with Nasdaq’s initial listing requirements

(and therefore also necessarily regain compliance with respect to all applicable continued listing requirements discussed above) upon the consummation of the Business Combination, with such compliance being a condition to the consummation of the Business Combination. However, there can be no guarantee that Achari will be able to satisfy such initial listing requirements or continued listing requirements in a timely manner, or at all. For instance, in connection with satisfying the initial listing requirements, our stock price would generally be required to be at least $4.00 per share, our stockholders’ equity would generally be required to be at least $5.0 million, and we would be required to have a minimum of 300 round lot holders (with at least 50% of such round lot holders holding securities with a market value of at least $2,500) of our securities and we cannot assure you that we will be able to meet any of the foregoing requirements or any other of Nasdaq’s initial listing requirements at the time of the closing of the Business Combination.

If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell our securities will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will therefore be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless.

If our securities are delisted from the Nasdaq stock exchange, our common stock could become subject to the regulations of the SEC relating to the market for penny stocks. Penny stocks are securities with a price of less than $5.00 per share unless (i) the securities are traded on a “recognized” national exchange or (ii) the issuer has “Net Tangible Assets” less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years.

The procedures applicable to penny stocks requires a broker-dealer to (i) obtain from the investor information concerning his financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor’s financial situation, investment experience and investment objectives. The regulations applicable to penny stocks may severely affect the market liquidity for our common stock and could limit the ability of stockholders to sell our common stock in the secondary market.

If Nasdaq delists Achari’s securities from trading on its exchange and Achari is not able to list its securities on another national securities exchange, Achari’s securities may continue to be quoted on an over-the-counter market. However, if this were to occur, our investors would likely face significant and material adverse consequences with respect to their investment in us, including, but not limited:

•        a limited availability of market quotations for our securities;

•        reduced liquidity for our securities;

•        as discussed above, a determination that Achari’s common stock is a “penny stock”, which will require brokers trading in such common stock to adhere to more stringent rules and which likely would serve as an additional factor that may reduce the trading activity in the secondary trading market for Achari’s securities;

•        a limited amount of news and analyst coverage with respect to our securities; and

•        a decreased ability to issue additional securities or obtain additional financing in the future, which may adversely impact Achari’s efforts to consummate a Business Combination and otherwise continue its operations.

As a result, an investor would likely find it more difficult to trade, or to obtain accurate price quotations for, Achari’s securities if our securities are de-listed from Nasdaq. Delisting would likely also reduce the visibility, liquidity and value of Achari’s securities, including as a result of reduced institutional investor interest in Achari, and may increase the volatility of Achari’s securities. Delisting could also cause a loss of confidence of potential business combination partners, which could further harm our ability to consummate a business combination. Alternatively, Achari could take steps to wind down Achari if it is delisted from Nasdaq.

An additional potential negative consequence of delisting from the Nasdaq exchange that our investors should note, is that delisting would likely lead to our securities losing their status as “covered securities”. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities”. Because our securities are currently listed on Nasdaq (although trading is currently suspended on the Nasdaq exchange, as further described herein), the Units, Public Shares and warrants are considered covered securities under such statute. Although states are preempted from regulating the sale of our securities, this federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their respective states. If we were no longer listed on Nasdaq, our securities would not be covered securities and we therefore may be subject to such additional regulation in each state resulting from the loss of “covered securities” status in which we offer our securities, including in connection with a business combination.

A further negative consequence of our potential delisting from the Nasdaq exchange results from the fact that the closing of the Business Combination with Vaso is conditioned on the listing of the post-combination company on Nasdaq. Although we believe that if our securities are delisted from Nasdaq, we may still potentially be able to meet Nasdaq’s initial listing requirements via the consummation of the Business Combination with Vaso, because the Business Combination Agreement provides Vaso with a termination right with respect to the Business Combination Agreement in the event that Achari is delisted. Such termination right would be exercisable at Vaso’s discretion, but if Vaso so chooses to exercise such termination right and terminates the Business Combination Agreement, the consummation of the Business Combination could not occur, regardless of how you vote on the Proposals, and we would be forced to find a new target for a business combination, or liquidate if we were unable to do so, before the timeline set out in our Sixth Amended and Restated Certificate of Incorporation. If we are unable to consummate the Business Combination with Vaso or any other business combination and are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless.

The unaudited pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of Achari’s results if the Business Combination is completed.

Achari and Vaso currently operate as separate companies and have had no prior history as a combined entity, and their respective operations have not previously been managed on a combined basis. The pro forma financial information included in this joint proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Achari. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from Achari’s and Vaso’s historical financial statements and certain adjustments and assumptions have been made regarding Achari after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this joint proxy statement/prospectus in respect of the estimated financial position and results of operations of Achari.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect Achari’s financial condition or results of operations following the Closing. Any potential decline in Achari’s financial condition or results of operations may cause significant variations in the stock price of Achari.

During the pendency of the proposed Business Combination, Achari will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of Achari to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business Combination. As a result, Achari may be at a disadvantage to its competitors during that period. While the Business Combination Agreement is in effect, neither Achari nor Vaso nor any of their respective affiliates, subsidiaries or representatives may (a) solicit or initiate any competing transaction or take any action to knowingly facilitate or encourage any person or group of persons other than the parties and their respective affiliates, representatives and agents (a “Competing Party”), to enter into any agreement in principle, letter of intent, term sheet or definitive agreement, or make any filing with the SEC (including the filing of any registration statement) or other governmental entity, with respect to a competing transaction; (b) enter into, participate in or continue or otherwise engage in any discussions or negotiations with any Competing Party regarding a competing transaction; (c) furnish (including through any virtual data room) any information relating to any party or subsidiary thereof or any of their respective assets or businesses, or afford access to the assets, business, properties, books or records of any party or any subsidiary thereof to a Competing Party, in all cases, for the purpose of assisting with or facilitating a competing transaction; (d) approve, endorse or recommend any competing transaction; or (e) enter into a competing transaction or any agreement, arrangement or understanding (including any letter of intent or term sheet) relating to a competing transaction or publicly announce an intention to do so. If the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the stockholders of Achari and Vaso, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For example, one of the closing conditions of the Business Combination Agreement is that Achari’s unpaid expenses at the time of closing (the “Unpaid SPAC Expenses”) do not exceed $4,500,000 (and at the time of the execution of the Business Combination Agreement, Achari estimated that without adjustments to its obligations, it would not meet this closing condition, as the Unpaid SPAC Expenses at such time totaled approximately $6.7 million, and, as of the date hereof, total approximately $8.6 million). In addition to the current amount of Unpaid SPAC Expenses, Achari and Vaso have also entered into the Vaso Working Capital Letter Agreement, dated as of April 15, 2024 and amended and restated and joined by Merger Sub and the Sponsor on July 3, 2024, a form of which is attached as Exhibit 10.18 to this joint proxy statement/prospectus (the “Vaso Working Capital Letter Agreement”), pursuant to which Achari may borrow up to $575,000 directly from Vaso to pay certain expenses in connection with the consummation of the Business Combination, from time to time, and as further described therein. As of June 30, 2024, Achari has borrowed approximately $342,647 under the Vaso Working Capital Letter Agreement. Pursuant to the terms of the Vaso Working Capital Letter Agreement, up to $375,000 of the $575,000 aggregate amount which may be borrowed by Achari under the Vaso Working Capital Letter Agreement shall be added to the aggregate amount of Unpaid SPAC Expenses at the closing of the Business Combination, to the extent such borrowings under the Vaso Working Capital Letter Agreement remain unpaid and outstanding at such time. Additionally, the Vaso Working Capital Agreement revised the form of the Put Option Agreement by providing that, although Vaso could still terminate the Business Combination Agreement if Unpaid SPAC Expenses exceeded $4,500,000, if the Business Combination Agreement were not terminated then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be further reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00.

To the extent any such borrowings under the Vaso Working Capital Letter Agreement remain unpaid and outstanding at the time of the closing of the Business Combination, such borrowings may further increase the difficulty of satisfying the closing condition described above which requires that such Unpaid SPAC Expenses not exceed $4,500,000 at the time of Closing. Although none of Achari, the Sponsor or any of their affiliates have entered into any definitive agreements to reduce or otherwise settle such outstanding Unpaid SPAC Expenses as of the date hereof (including, for the avoidance of doubt, any expenses under the Vaso Working Capital Letter Agreement), Achari and the Sponsor are engaged in on-going discussions with Achari’s vendors and service providers in connection with reducing or otherwise settling any and all outstanding liabilities which are accounted for as Unpaid SPAC Expenses, and believe that, as a result of such discussions, prior to the consummation of the Business Combination, Achari, the Sponsor, their respective affiliates, or some combination thereof, shall enter into definitive agreements with respect to reducing or otherwise settling certain of such amounts which constitute such Unpaid SPAC Expenses (including, potentially expenses under the Vaso Working Capital Letter Agreement), down to, or below, the applicable $4,500,000 threshold described above, including via agreements with Achari, the Sponsor, their respective affiliates, other third parties, or some combination thereof, in a manner such that the applicable closing condition included in the Business Combination Agreement with respect to such Unpaid SPAC Expenses shall be satisfied. To the extent that the Sponsor, another affiliate of Achari or a third party agrees to indemnify Achari with respect to certain expenses or liabilities, or to repay, satisfy or otherwise discharge such expenses or liabilities in a manner that expunges such expenses or liabilities as an obligation of Achari and renders such obligation as obligations of such other entity, a potential conflict of interest may arise among Achari, the Sponsor or any such affiliate acting in such a manner, or any combination thereof, depending on the nature of the discharge of any such expenses or liabilities of Achari, and any consideration which may be required to be paid in order for such discharge to occur, in a manner that allows for the consummation of the Business Combination. For example, the Put Option Agreement provides that in the event the amount of Unpaid SPAC Expenses exceeds $2,250,000 upon the closing of the Business Combination, Vaso may force the Sponsor to forfeit a certain amount of Founder Shares that is equal to (i) $8.00 for Unpaid SPAC Expenses between $2.25 million and $4.5 million and (ii) $5.00 for Unpaid SPAC Expenses in excess of $4.5 million, as further described therein, and if such event were to occur, or some other event which requires Achari, the Sponsor, their respective affiliates, or some combination thereof, to take actions which in their view may harm their economic interests with respect to the Business Combination, a further conflict of interest may be perceived to arise among such entities and Achari’s Public Stockholders, as such entities (other than the Public Stockholders), may view such events as reducing the economic benefit they would have potentially received from the Business Combination, which may therefore potentially make them less inclined to support the Business Combination.

For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination.” Achari and Vaso may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Achari and Vaso to each lose some or all of the intended benefits of the Business Combination.

If Achari’s stockholders fail to approve the Business Combination Proposal and the other Proposals at the Stockholders’ Meeting, it will owe Vaso a termination fee of $5.28 million.

Achari has agreed in the Business Combination Agreement that if it holds a duly convened stockholders’ meeting and the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is not obtained at such meeting, it will owe Vaso a termination fee, which would equal 3% of the consideration that the Vaso stockholders are deemed to receive in the Business Combination, which 3% equals $5.28 million.

Each of Achari and Vaso may waive one or more of the conditions to the Business Combination.

Each of Achari and Vaso may agree to waive, in whole or in part, some of the conditions to their respective obligations to complete the Business Combination, to the extent permitted by their respective existing charters and applicable laws. If either Achari or Vaso elects to waive any conditions to their respective obligations to complete the Business Combination, the parties may close the Business Combination without the satisfaction of any such conditions.

There are risks to Achari stockholders who are not affiliates of the Sponsor becoming stockholders of Vaso through the Business Combination rather than acquiring securities of Vaso directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

Because there is no independent third-party underwriter involved in the Business Combination or the issuance of Achari’s securities in connection therewith, investors will not receive the benefit of any outside independent review of Achari’s and Vaso’s respective finances and operations. Underwritten public offerings of securities conducted by a licensed broker-dealer are subjected to a due diligence review by the underwriter or dealer manager to satisfy statutory duties under the Securities Act, the rules of Financial Industry Regulatory Authority, Inc. (FINRA) and the national securities exchange on which such securities are listed. Additionally, underwriters or dealer-managers conducting such public offerings are subject to liability for any material misstatements or omissions in a registration statement filed in connection with the public offering. As no such review will be conducted in connection with the Business Combination, Achari’s stockholders must rely on the information in this joint proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering.

If Vaso became a public company through an underwritten public offering, the underwriters of such offering would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time the registration statement became effective, that the statements therein (other than the audited consolidated financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading”. In order to fulfill its duty to conduct a “reasonable investigation”, an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require the law firm for the issuer to include in its legal opinion to the underwriters a statement that such counsel is not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Statements”). Auditor comfort letters and Counsel Negative Assurance Statements are generally not required in connection with a merger with a special purpose acquisition company, such as in the Business Combination, and no auditor comfort letters or Counsel Negative Assurance Statements have been requested or obtained in connection with the Business Combination or the preparation of this joint proxy statement/prospectus.

In addition, the amount of due diligence conducted by Achari and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Vaso. Accordingly, it is possible that defects in Vaso’s business or with Vaso’s management that would have been discovered if Vaso conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of Achari’s securities.

Unlike an underwritten initial public offering, the trading of Vaso securities will not benefit from the book-building process undertaken by underwriters that helps to inform efficient price discovery with respect to opening trades of newly listed shares and underwriter support to help stabilize, maintain or affect the public price of the new issue immediately after listing. The lack of such a process in connection with the Business Combination could result in diminished investor demand, inefficiencies in pricing and a more volatile public price for Achari’s securities during the period immediately following the Closing.

Furthermore, the Sponsor and certain of Achari’s directors and executive officers have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. Such interests may have influenced Achari’s directors in making their recommendation that you vote in favor of the Business Combination Proposal and the other Proposals described in this joint proxy statement/prospectus. See “Proposal 1: The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”. In addition, the value of the Sponsor’s Founder Shares will be significantly greater than the amount the Sponsor paid to purchase such shares in the event we complete an initial business combination, even if the business combination causes the trading price of Achari’s securities to materially decline.

The exercise of Achari’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Achari’s stockholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Business Combination Agreement, would require Achari to decide whether to agree to amend the Business Combination Agreement, to consent to certain actions taken by Vaso or to waive or otherwise not exercise certain rights that Achari is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Vaso’s business, a request by Vaso to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Vaso’s business and would entitle Achari to terminate the Business Combination Agreement. In any of such circumstances, it would be at Achari’s discretion (subject, in certain cases, to reasonableness requirements imposed by the Business Combination Agreement), acting under the oversight of the Achari Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors of Achari described in the preceding risk factor may result in a conflict of interest on the part of such director(s) between what he or she or they may believe is best for Achari and Achari’s stockholders and what he or she or they may believe is best for himself or herself or themselves in determining whether or not to take the requested action. As of the date of this joint proxy statement/prospectus, Achari does not believe there will be any changes or waivers that Achari’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, Achari will circulate a new or amended joint proxy statement/prospectus and re-solicit Achari’s stockholders if changes to the terms of the transaction that would have a material impact on Achari’s stockholders are required prior to the vote on the Business Combination Proposal.

The consummation of the Business Combination is subject to a number of conditions, and if those conditions are not satisfied or waived, the Business Combination Agreement may be terminated in accordance with its terms and the Business Combination may not be completed.

Even if the Business Combination Agreement is approved by the stockholders of Achari and Vaso, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination”. Achari and Vaso may not satisfy all of the closing conditions in the Business Combination Agreement. If either party caused the closing conditions to not be satisfied in good faith or to use reasonable best efforts to satisfy them, the Business Combination might not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause Achari and Vaso to each lose some or all of the intended benefits of the Business Combination.

If the Business Combination benefits do not meet the expectation of investors or securities analysts, the market price of Achari’s securities may decline.

If the Business Combination does not meet the expectations of investors or securities analysts, the market price of Achari’s securities prior to the Closing of the Business Combination may decline. The market values of Achari’s securities at the time of the Closing may vary significantly from the market price of Achari’s securities on the date the Business Combination Agreement was executed, the date of this joint proxy statement/prospectus or the date on which Achari’s stockholders vote on the Business Combination. Because the number of shares to be issued pursuant to the Business Combination Agreement will not be adjusted to reflect any changes in the market price of Achari’s shares of common stock, the market value of securities issued in the Business Combination may be higher or lower than the values of these shares on earlier dates. In addition, following the Business Combination, fluctuations in the price of securities of Achari could contribute to the loss of all or part of your investment.

The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.

At the Effective Time, Achari’s Current Charter, which shall have been filed with the Secretary of State of the State of Delaware, will authorize two classes of Common Stock: the Class A Common Stock and the Class B Common. Pursuant to the SPAC A&R, CoI, holders of Class A Common Stock are entitled to one vote per share of the same, while holders of Class B Common Stock are entitled to one-hundred votes per share of the same, and all such holders will vote together as a single class except as otherwise required by applicable law. Further, pursuant to the SPAC A&R CoI, each share of Class B Common Stock held of record shall automatically, without any further action, convert into one fully paid and nonassessable share of Class A Common Stock on the first calendar day after the fifth anniversary of its issuance. No shares of Class B Common Stock will be outstanding following the consummation of the Business Combination. However, at any point following the Effective Time, we may issue Class B Common Stock upon authorization from the Achari Board, without the need for further stockholder approval. If such shares of Class B Common Stock are issued in the future, the holders of Class B Common Stock, will collectively likely hold a substantial majority of the voting power of our outstanding capital stock, and may therefore be able to control matters submitted to our common stockholders for approval. Holders of Class B Common Stock may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their respective Achari securities as part of a sale of our company and might ultimately affect the market price of our Class A Common Stock. This concentrated control of common stock voting power may limit or preclude the ability of holders of our Class A Common Stock to influence certain corporate matters.

We believe that it is important for the post-Business Combination company to have available for issuance shares of Class B Common Stock to provide necessary flexibility for future corporate needs. No Class B Common Stock or preferred stock will be outstanding upon completion of the Business Combination. However, such Class B Common Stock or preferred stock may be issued in the future, for example to investors in situations where we are not able to conduct a fundraising through the issuance of Class A Common Stock or in certain other circumstances.

Under the SPAC A&R CoI, we could issue shares of preferred stock with rights that are superior to those of the holders of Class A Common Stock and Class B Common stock.

Like the Current Charter, the SPAC A&R CoI authorizes the issuance of up to 1,000,000 shares of preferred stock. Under the terms of both the Current Charter and the SPAC A&R CoI, the board is authorized to designate the terms of any such preferred stock without further approval from stockholders. Although we do not currently intend to issue any shares of preferred stock, if we do issue such shares they could contain terms that are superior to those of the Class A Common Stock and/or the Class B Common Stock in terms of, among other rights, voting rights, economic rights, liquidation rights and dividend rights. Holders of the Class A Common Stock would not be able to directly determine or prevent the designation of such terms. If we were to issue shares of preferred stock with superior terms, your ability as a holder of Class A Common Stock to affect control of our company could decrease, your economic right in our company could decrease and the value of our listed securities could decrease.

There is no guarantee that a Public Stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such Public Stockholder in a better future economic position.

Achari can give no assurance as to the price at which a Public Stockholder may be able to sell its shares of Achari’s common stock in the future following the completion of the Business Combination or, if the Business Combination is not consummated, its Public Shares following any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in Achari’s or Vaso’s share price, and may result in a lower value realized now than a Public Stockholder might realize in the future had such Public Stockholder not redeemed its shares. Similarly, if a Public Stockholder does not redeem its shares, such Public Stockholder will bear the risk of ownership of the Public Shares after the consummation of any initial business combination, and there can be no assurance that a Public Stockholder can sell its shares in the future for a greater amount than the Redemption Price set forth in this joint proxy statement/prospectus. A Public Stockholder should consult its own financial advisor for assistance on how this may affect his, her or its individual situation.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our investments, business, including our ability to negotiate and complete our Business Combination, and results of operations.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we will be required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. In addition, a failure to comply with applicable laws or regulations, as interpreted and applied, could have a material adverse effect on our business, including our ability to negotiate and complete our initial Business Combination, and results of operations. For example, on January 24, 2024, the SEC issued final rules and guidance relating to special purpose acquisition companies, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with a proposed business combination transaction; and the potential liability of certain participants in proposed business combination transactions. This continually evolving regulatory environment may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Achari’s disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on Achari’s business, including its ability to negotiate and complete a Business Combination, and our results of operations.

Delaware law, the SPAC A&R CoI and the Bylaws will contain certain provisions, including anti-takeover provisions, that limit the ability of Achari stockholders to take certain actions and could delay or discourage takeover attempts that Achari stockholders may consider favorable.

The SPAC A&R CoI and Bylaws that will be in effect upon completion of the Business Combination differ from the Current Charter. Among other differences, the SPAC A&R CoI and the DGCL contain provisions that could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by the Achari Board and therefore depress the trading price of the Common Stock. These provisions could also make it difficult for Achari stockholders to take certain actions, including electing directors who are not nominated by the current members of the Achari Board or taking other corporate actions, including effecting changes in management. Among other things, the SPAC A&R CoI and the Bylaws include provisions regarding:

•        the ability of the Achari Board to issue shares of preferred stock, including “blank check” preferred stock, and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•        the ability of the Achari Board to issue shares of Class B Common Stock which would have 100 votes each (as compared to one vote for each share of Class A Common Stock) and could concentrate voting power with the holders of Class B Common Stock;

•        the limitation of the liability of, and the indemnification of, Achari’s directors and officers;

•        the right of the Achari Board to elect a director to fill a vacancy created by the expansion of the Achari Board or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on the Achari Board;

•        controlling the procedures for the conduct and scheduling of the Achari Board’s and Achari stockholders’ meetings;

•        the requirement for the affirmative vote of holders of at least a majority of the voting power of all of the voting power of the then outstanding shares of Achari’s voting stock to amend, alter, change or repeal any provision of the Bylaws and certain provisions in the SPAC A&R CoI, respectively, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Achari Board and also may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•        the ability of the Achari Board to amend the Bylaws by an affirmative vote of a majority of the Board, which may allow the Achari Board to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and

•        advance notice procedures with which stockholders must comply to nominate candidates to the Achari Board or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the Achari Board and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of Achari.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the Achari Board or management.

In addition, as a Delaware corporation, Achari will generally be subject to provisions of Delaware law, including Section 203 of the DGCL. See the section entitled “Description of Vaso’s and Achari’s Securities — Capital Stock of Achari after the Business Combination — Anti-Takeover Effects of the SPAC A&R CoI, the Bylaws and Certain Provisions of Delaware Law — Business Combinations”.

Any provision of the SPAC A&R CoI, the Bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for stockholders to receive a premium for their respective shares of Achari’s capital stock and could also affect the price that some investors are willing to pay for the shares of Achari’s capital stock, including the Common Stock.

The form of the SPAC A&R CoI is attached as Annex B to this joint proxy statement/prospectus and we urge you to read it.

Achari’s business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause Achari to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Stockholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Common Stock or other reasons may in the future cause Achari to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and board of directors’ attention and resources from Achari’s business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to Achari’s future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, Achari may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

If the Business Combination does not qualify as a tax-free reorganization under Section 368(a) of the Code, holders of Vaso Shares receiving Common Stock in connection with the Business Combination may incur greater U.S. federal income tax liability as a result of the Business Combination.

Achari and Vaso intend for the Business Combination to be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. However, neither Achari nor Vaso has requested, or intends to request, a ruling from the IRS with respect to the tax considerations of the Business Combination, and there can be no assurance that the companies’ position would be sustained by a court if challenged by the IRS. Accordingly, if the IRS or a court determines that the Business Combination does not qualify as a reorganization under Section 368(a) of the Code and is therefore a taxable transaction for U.S. federal income tax purposes, holders of Vaso Shares receiving Common Stock in connection with the Business Combination generally would recognize taxable gain or loss on their receipt of the same in connection with the Business Combination.

The proposed Reverse Stock Split may not increase the stock price of the combined company after the Business Combination over the long-term.

The principal purpose of the proposed Reverse Stock Split is to increase the deemed per-share market price of Achari’s common stock and thereby increase the deemed per-share market price of the share of the combined company above the deemed minimum bid price requirement under the Nasdaq Listing Rules so that the listing of the combined company and the shares of Class A Common Stock being issued in the Business Combination on Nasdaq will be approved. The proposed increase in the market price of the Class A Common Stock as a result of the Reverse

Stock Split might not be maintained for any meaningful period of time. While it is expected that a reduction in the number of SPAC Shares will increase the market price of the Class A Common Stock, the Reverse Stock Split might not proportionally increase the market price of the Class A Common Stock by a multiple of the reverse stock split ratio chosen by the Achari Board, or result in any permanent or sustained increase in the market price of the Class A Common Stock, which depends upon many factors, including the business and financial performance of Vaso, general market conditions, and prospects for future success of the Company after the Business Combination.

The Reverse Stock Split may decrease the liquidity of the common stock.

Although the Achari Board believes that the anticipated increase in the market price of the Class A Common Stock as a result of the Reverse Stock Split could encourage interest in the common stock of the combined company and possibly promote greater liquidity for the stockholders of the combined company, such liquidity could also be adversely affected by the reduced number of shares outstanding after the Reverse Stock Split. This potential reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the Class A Common Stock of the combined company after the Business Combination.

The Reverse Stock Split may lead to a decrease in our overall market capitalization.

Should the market price of the Class A Common Stock decline after the Reverse Stock Split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been had the Reverse Stock Split not occurred. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the overall market capitalization of the Company after the Business Combination. If the per share market price does not increase in proportion to the Reverse Stock Split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to or even below pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the Class A Common Stock will remain the same after the Reverse Stock Split is effected, or that the Reverse Stock Split will not have an adverse effect on the stock price of the Class A Common Stock due to the reduced number of shares outstanding after the Reverse Stock Split.

The enactment of the Reverse Stock Split depends on the decision of the Vaso Board of Directors and is ultimately outside of Achari’s control.

If a Reverse Stock Split is necessary for Nasdaq to approve the initial listing application, the Achari stockholders approve the Reverse Stock Split and the Achari Board wishes to enact it, Achari would not be able to enact the Reverse Stock Split without violating the terms of the Acknowledgment and Agreement if it did not also have the express written approval of the Vaso Board of Directors. As such, although Vaso may be in a position to satisfy all of the closing conditions of the Business Combination Agreement and consummate the Business Combination if the Reverse Stock Split occurs, Vaso could determine not to grant approval for the Reverse Stock Split and, as a result, prevent the Business Combination from occurring.

Risks Related to Achari

We may not be able to complete our initial business combination within the prescribed time frame, in which case, we would cease all operations except for the purpose of winding up and we would redeem our Public Shares and liquidate, in which case, our Public Stockholders may only receive $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO), or less than such amount in certain circumstances, and our warrants will expire worthless.

Our Current Charter provides that we must complete our initial business combination on or prior to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options). We may not be able to complete our initial business combination within such time period. If we have not completed our initial business combination within such time period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible, but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject, in each case, to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our Public Stockholders may only receive $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO) and our warrants will expire worthless. In certain circumstances, our Public Stockholders may receive less than $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO) on the redemption of their respective shares. See “If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by stockholders may be less than $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO)” and other risk factors below.

We may also propose additional amendments to our organizational and trust documents, including our Current Charter and Third Amended and Restated Investment Management Trust Agreement, to extend the time available for us to consummate a business combination. In such case, our stockholders would be required to approve such amendments and we would be obligated to offer to redeem our Public Shares in connection therewith.

Our Sponsor, certain members of our Sponsor and officers own a substantial number of shares of our common stock and can approve the Proposals, including the Adjournment Proposal, if presented, with minimal support from other stockholders.

As a result of the following redemptions by our Public Stockholders in connection with our special meetings held on December 22, 2022, July 12, 2023 and December 18, 2023, our Sponsor, certain members of our Sponsor and our directors and officers collectively own approximately 81.9% of the outstanding shares of our common stock entitled to vote at the Stockholders’ Meeting, and plan to vote all of the shares of our common stock owned by them in favor of the Proposals. Assuming that a quorum is achieved at the Stockholders’ Meeting and our Sponsor, certain members of our Sponsor and our directors and officers vote all of the shares of our common stock owned by them at the Stockholders’ Meeting, the Proposals can be approved at the Stockholders’ Meeting even if some or all of our other Public Stockholders do not approve such Proposals. Assuming that a quorum is achieved at the Stockholders’ Meeting and our Sponsor, directors and officers vote all of the shares of our common stock owned by them at the Stockholders’ Meeting, we would not need any additional Public Shares to be voted in favor of the Proposals in order to have the Proposals approved.

Since the Sponsor will lose its entire investment in us if an initial business combination is not completed, it may have a conflict of interest in the approval of the Proposals at the Stockholders’ Meeting.

In the event of a liquidation, our Sponsor will not receive any monies held in the Trust Account as a result of its ownership of the 2,500,000 Founder Shares held collectively by the Sponsor, certain members of the Sponsor and Achari’s directors and officers, and the 7,133,333 private warrants that were purchased by the Sponsor in a private placement which occurred simultaneously with the completion of the IPO. As a consequence, a liquidating distribution will be made only with respect to the Public Shares and to Public Stockholders in connection with the Proposals being presented at the Stockholders’ Meeting, and not to the Sponsor or any members of the Sponsor who do not, as of the date hereof, own any Public Shares, and they will not receive any funds from a liquidation of the Trust Account with respect to any Founder Shares or private placement warrants they own directly or indirectly. In addition, certain of our executive officers have beneficial interests in the Sponsor. Such persons have waived their respective rights to liquidating distributions from the Trust Account with respect to these securities, and all of such investments would expire worthless if a Business Combination is not consummated. Additionally, such Persons can earn a positive rate of return on their overall investment in the combined company after the Business Combination, even if other holders of our common stock experience a negative rate of return, due to our Sponsor having initially purchased the Founder Shares for an aggregate purchase price of $25,000 ($0.01 per Founder Share). The personal and financial interests of our Sponsor, certain members of our Sponsor and our directors and officers may influence their motivation in identifying selecting or approving a target business combination partner to consummate a potential business combination with and therefore may have interests different from your interests as a stockholder in connection with the Proposals being presented at the Stockholders’ Meeting.

Delays in the government budget process or a government shutdown may materially adversely affect our ability to complete a business combination or conduct the operations of the combined company following a business combination.

Each year, the U.S. Congress must pass all spending bills in the federal budget. If any such spending bill is not timely passed, a government shutdown will close many federally run operations, which includes those of the SEC, and halt work for federal employees unless they are considered essential. If a government shutdown was to occur, and the SEC were to remain closed for a prolonged period of time, we may not be able to complete our initial business combination by October 19, 2024 (assuming we exercise each of the Sixth CoI Monthly Extension Options), particularly if the SEC is unable to timely review our filings, or those of a target business or other entity, that relate to our business combination or to declare such filings effective as may be applicable. Additionally, following consummation of our business combination, the combined company’s operations or its ability to raise additional capital to support its operations could be materially adversely affected by any prolonged government shutdown.

There is no guarantee that redeeming Public Shares will put Public Stockholders in a better future economic position.

We can give no assurance as to the market value of our Public Shares in the future. If a Public Stockholder chooses to redeem some or all of its Public Shares in connection with the Business Combination Proposal, future events (in particular, the possible consummation of the Business Combination) may cause an increase of the market price of our Public Shares, which may result in a lower value realized by redeeming Public Shares than a Public Stockholder might have realized if it did not redeem its Public Shares.

Changes in laws or regulations, or a failure to comply with any laws and regulations, may adversely affect our investments, business, including our ability to negotiate and complete a business combination.

We are subject to laws and regulations enacted by national, regional and local governments. In particular, we are required to comply with certain SEC and other legal requirements. Compliance with, and monitoring of, applicable laws and regulations may be difficult, time consuming and costly. Those laws and regulations and their interpretation and application may also change from time to time and those changes could have a material adverse effect on our business, investments and results of operations. For example, on January 24, 2024, the SEC issued final rules and guidance relating to special purpose acquisition companies, like us, regarding, among other things, disclosure in SEC filings in connection with initial business combination transactions; the financial statement requirements applicable to transactions involving shell companies; the use of projections in SEC filings in connection with a proposed business combination transaction; and the potential liability of certain participants in proposed business combination transactions. This continually evolving regulatory environment may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to Achari’s disclosure and governance practices. A failure to comply with applicable laws or regulations and any subsequent changes, as interpreted and applied, could have a material adverse effect on Achari’s business, including its ability to negotiate and complete a business combination, and our results of operations.

If Achari is deemed to be an investment company for purposes of the Investment Company Act, Achari would be required to institute burdensome compliance requirements and its activities would be severely restricted and, as a result, Achari may abandon its efforts to consummate an initial business combination and liquidate.

There is currently uncertainty concerning the applicability of the Investment Company Act to a SPAC, and it is possible that a claim could be made that Achari has been operating as an unregistered investment company. If Achari is deemed to be an investment company under the Investment Company Act, its activities would be severely restricted. In addition, Achari would be subject to burdensome compliance requirements. Achari does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if Achari is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, Achari would be subject to additional regulatory burdens and expenses for which Achari has not allotted funds. As a result, unless Achari is able to modify its activities so that Achari would not be deemed an investment company, Achari would likely abandon its efforts to complete an initial business combination and instead liquidate. If Achari is required to liquidate, our investors would not be able to realize the benefits of owning stock in a successor operating business including the potential appreciation in the value of its stock and warrants following such a transaction, and their Public Warrants would expire worthless.

To mitigate the risk that Achari could be deemed to be an investment company for purposes of the Investment Company Act, in September 2023, Achari instructed the trustee to liquidate any securities held in the Trust Account and instead to hold the funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of the consummation of a Business Combination or its liquidation. As a result of the liquidation of securities in the Trust Account, Achari may receive less interest on the funds held in the Trust Account than the interest Achari would have received pursuant to its original Trust Account investments, which could reduce the dollar amount its Public Stockholders would receive upon any redemption or liquidation of Achari.

Until September 2023, the funds in the Trust Account had, since Achari’s IPO, been held only in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds investing solely in U.S. government treasury obligations and meeting certain conditions under Rule 2a-7 under the Investment Company Act. However, to mitigate the risk of Achari being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, in September 2023, Achari instructed the trustee with respect to the Trust Account to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in an interest-bearing demand deposit account at a bank until the earlier of consummation of an initial business combination or liquidation of Achari. Following such liquidation, Achari may receive less interest on the funds held in the Trust Account than the interest Achari would have received pursuant to its original Trust Account investments; however, interest previously earned on the funds held in the Trust Account still may be released to Achari to pay its taxes. Consequently, the transfer of the funds in the Trust Account to an interest-bearing demand deposit account at a bank could reduce the dollar amount its Public Stockholders would receive upon any redemption or liquidation of Achari.

A new 1% U.S. federal excise tax may be imposed in connection with redemptions of our shares.

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IRA”) was signed into federal law. The IRA provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases (including redemptions) of stock by publicly traded domestic (i.e., U.S.) corporations and certain domestic subsidiaries of publicly traded foreign corporations. The excise tax is imposed on the repurchasing corporation itself, not its stockholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax. The IRS and the Treasury have issued a notice of an intention to issue proposed regulations (the “Notice”); the Notice also provides interim guidance on which taxpayers can rely until issuance of the proposed regulations.

The IRA excise tax applies only to repurchases that occur after December 31, 2022. In the absence of definitive guidance, it is uncertain whether, and/or to what extent, the excise tax could apply to any redemptions of our Public Shares after December 31, 2022, including any redemptions in connection with an initial Business Combination or extension requests, or exchanges of stock pursuant to an acquisitive reorganization (i.e., pursuant to an initial Business Combination or otherwise). Nevertheless, under the Notice, it appears that distributions pursuant to a complete liquidation of Achari (e.g., in the event we do not consummate an initial Business Combination) generally are not subject to this 1% excise tax, and other redemptions or repurchases of stock made during the same taxable year as the taxable year Achari completely liquidates and dissolves also would be exempt. However, in the absence of definitive guidance, it is possible that any redemption or other repurchase that occurs after December 31, 2022, in connection with an initial Business Combination, extension request or otherwise may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with an initial Business Combination or otherwise would depend on a number of factors, including (i) the fair market value of the stock subject to redemptions and repurchases or exchanged in an acquisitive reorganization in connection with the initial

Business Combination, (ii) the structure of the initial Business Combination, (iii) the nature and amount of any private investment in public equity or other equity issuances in connection with the initial Business Combination (or otherwise issued not in connection with the initial Business Combination but issued within the same taxable year of the initial Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by us, and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete an initial Business Combination and in our ability to complete an initial Business Combination and might affect the structure chosen for an initial Business Combination and any potential financing in connection with the initial Business Combination. In connection with the adoption of the Third Amended and Restated Certificate of Incorporation, we redeemed 8,980,535 shares of our Common Stock on December 22, 2022. Because such redemption occurred prior to December 31, 2022 (and the stated effectiveness of the IRA), we do not believe any such redemptions are subject to the provisions of the IRA or any associated excise tax liability; however, we cannot assure you that this will be the case or that if we are subject to excise tax liability, whether in connection with such redemptions described above or otherwise, that we will have funds sufficient to pay such excise tax liability.

Additionally, at the Special Meeting of stockholders held on July 12, 2023, holders of 381,144 shares of Common Stock of Achari exercised their right to redeem their shares for cash at an approximate price of $10.50 per share, for an aggregate payment of approximately $4,002,722. Achari has recorded excise tax liability of $40,027 in connection with such redemption. Additionally, at the Special Meeting of stockholders held on December 18, 2023, holders of 87,380 shares of Common Stock of Achari exercised their right to redeem their shares for cash at an approximate price of $10.90 per share, for an aggregate payment of approximately $952,940. Achari has recorded excise tax liability of $9,529.40 in connection with such redemption. As a result, and in connection with a potential excise tax on share repurchases imposed by the IR Act, we have recorded a liability entitled “Common stock redemption payable” on our condensed balance sheets as of December 31, 2022 (and a zero balance for such liability as of December 31, 2023 as a result of the completion of the redemption repayments in January 2023), and a current liability entitled “Excise tax liability accrued for common stock with redemptions” of $391,544 (including $341,988 pertaining to December 2022 Redemptions) on our condensed statements of cash flows for the year ended December 31, 2023. The referenced current liability does not impact the condensed statements of operations during the referenced period and is offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available. Additionally, this excise tax liability may be offset by future share issuances within the same fiscal year as the liability was recorded, which will be evaluated and adjusted in the period in which the issuances, if any, occur.

If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by our stockholders may be less than $10.15 per share (the amount originally deposited in our Trust Account upon the consummation of our IPO).

Our placing of funds in the Trust Account upon the consummation of our IPO may not protect those funds from third-party claims against us. Although we previously have sought, and will continue to seek, to have all vendors, service providers (except for our independent registered public accounting firm and legal counsel), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Stockholders, such parties may not execute such agreements, or, even if they execute such agreements, they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case, in order to gain advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative. Our independent registered public accounting firm, our legal counsel, Katten Muchin Rosenman LLP, and the underwriters of our IPO have not executed agreements with us waiving such claims to the monies held in the Trust Account.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our Public Shares, if we are unable to complete a business combination within the prescribed timeframe, or upon the exercise of a redemption right in connection with a business combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the 10 years following redemption. Accordingly, the per-share redemption amount received by Public Stockholders could be less than the $10.15 per share initially held in the Trust Account, due to claims of such creditors.

Pursuant to our letter agreement, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.15 per share, and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriters of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations, and we believe that our Sponsor’s only assets are securities of Achari. Therefore, it is unlikely that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for a business combination and redemptions could be reduced to less than $10.15 per share. In such event, we may not be able to complete a business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions pursuant to the tender offer rules, and if a stockholder or a “group” of stockholders are deemed to hold in excess of 15% of our Public Shares, such stockholder(s) will lose the ability to redeem all such shares in excess of 15% of our Public Shares.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our Current Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other Person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the shares sold in the IPO without our prior consent, which we refer to as the “Excess Shares”. However, we would not be restricting our stockholders’ ability to vote all of their respective shares (including Excess Shares) for or against our initial business combination. A stockholder’s inability to redeem the Excess Shares will reduce its influence over our ability to complete our initial business combination and such stockholder could suffer a material loss on its investment in us if it sells Excess Shares in open market transactions. Additionally, a stockholder will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, any stockholder will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell its stock in open market transactions, potentially at a loss.

The requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses leverage over us in negotiating an initial business combination and may decrease our ability to conduct due diligence on potential business combination targets as we approach our dissolution deadline, which could undermine our ability to complete our initial business combination on terms that would produce value for our stockholders.

Any potential target business with which we enter into negotiations concerning an initial business combination will be aware that we must complete our initial business combination on or before October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options). Consequently, such target business may obtain leverage over us in negotiating an initial business combination, knowing that, if we do not complete our initial business combination with that particular target business, we may be unable to complete our initial business combination with any target business. This risk will increase as we get closer to the timeframe described above. In addition, we may have limited time to conduct due diligence and may enter into our initial business combination on terms that we would have rejected upon a more comprehensive investigation.

We have not obtained a fairness opinion, and consequently, our stockholders may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view.

We are not required to obtain, and did not obtain, an opinion from an independent investment banking firm or from another independent entity that commonly renders valuation opinions that the price we are paying is fair to our company from a financial point of view. As no opinion was obtained, our stockholders will be relying on the judgment of our board of directors, who will determine fair market value based on standards generally accepted by the financial community. However, Achari has the right to terminate the Business Combination Agreement if the Fairness Opinion obtained by Vaso from River Corporate is withdrawn, revoked or modified after the date of the Business Combination Agreement. For more information see the section entitled “Risk Factors — The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination, and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

Past performance by our management team or our advisors may not be indicative of future performance of an investment in Achari.

Past performance by our management team or our advisors is not a guarantee either (i) of success with respect to the Business Combination we may consummate, or (ii) that we will be able to locate a suitable candidate for our initial business combination. Stockholders and potential investors should not rely on the historical record of our management team’s or our advisors’ respective performance as indicative of our future performance or an investment in Achari or the returns that Achari will, or is likely to, generate going forward. No member of our management team has been an officer or director of a special purpose acquisition corporation in the past. Additionally, in the course of their respective careers, members of our management team and our advisors have been involved in businesses and transactions that were not successful.

Our management will not maintain control of Achari after the initial business combination.

Our stockholders prior to the proposed Business Combination are expected to collectively own a 6.9% interest in the post-Business Combination company. Additionally, none of our directors or executive officers are expected to play a role in the management of the post-Business Combination company. We cannot provide assurance that, upon loss of control following the proposed Business Combination, new management will possess the skills, qualifications or abilities necessary to profitably operate such business.

If we are delisted from Nasdaq, we may become subject to requirements of Rule 419 to which we are not currently subject.

If we are deemed a “blank check company” as defined under Rule 419 of the Securities Act, we may become subject to additional restrictions on the trading our securities. Among those restrictions is that brokers trading in the securities of a blank check company under Rule 419 adhere to more stringent rules, including being subject to the depository requirements of Rule 419. Under Rule 419 the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that the term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including being listed on a national securities exchange, such as The Nasdaq Global Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). We currently rely on the Exchange Rule to not be deemed a penny stock issuer (and consequently a “blank check company” under Rule 419). If Nasdaq delists our securities from trading on its exchange and we are not able to list such securities on another approved national securities exchange, we will deemed a blank check company under Rule 419 and become subject to its additional restrictions on trading.

Such additional restrictions could possibly result in a reduced level of trading activity in the secondary trading market for our securities and make us a less attractive acquisition vehicle to a target business in connection with an initial business combination. For example, brokers trading in penny stocks are required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the SPAC Shares are “penny stock,” these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the SPAC Shares. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for the SPAC Shares. If the SPAC Shares are subject to the penny stock rules, the holders of the SPAC Shares may find it more difficult to sell their shares.

Achari may adjourn the Stockholders’ Meeting and such adjournment may delay the receipt of any proceeds to be delivered to shareholders of Achari who intend to elect to redeem their shares at such Stockholders’ Meeting.

In connection with the Stockholders’ Meeting and the shareholder vote to approve the Business Combination, holders of Achari’s common stock may request that Achari redeem all, or a portion of, the shares they hold, and such shares shall thereafter be redeemed, at a per share price payable in cash, equal to such shareholders’ pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and net of certain taxes payable, as further described herein. However, Achari may elect to adjourn the Stockholders’ Meeting in certain circumstances, and any delay as a result of adjournment may have the effect of delaying such shareholders efforts to redeem their shares (and therefore the receipt of any cash to be received by such holders as a result of such redemptions), as any such adjournment would necessarily withdraw the Proposals from consideration for approval at the adjourned meeting, other than the Adjournment Proposal, and as a result such shareholders would not then be able to exercise their applicable redemptions rights, which would become exercisable in connection with the presentation of the Proposals at the Stockholders’ Meeting for consideration, until such Stockholders’ Meeting was reconvened and such Proposals were re-submitted to the shareholders for consideration. Achari does not intend to adjourn the Stockholders Meeting as a result of any level of redemptions, as the closing of the Business Combination is not contingent on a “minimum cash” condition or other requirement regarding any amount of funds remaining in the Trust Account or number of Achari shareholders electing not to redeem their shares, nor does Achari believe any such retained funds or non-redeeming holders will be required to satisfy any of Nasdaq’s initial listing standards. See “Stockholders’ Meeting — Redemption Rights” for further information regarding the redemption process.

Risks Related to Vaso’s Business and Industry

Following the Business Combination, Achari will be a holding company with no direct operations that relies on dividends, distributions, loans and other payments, advances and transfers of funds from Vaso and its subsidiaries to pay dividends, pay expenses and meet its other obligations. Accordingly, Achari’s stockholders will be subject to all of the risks of Vaso’s business following the Business Combination. Throughout this section, unless otherwise noted, “Vaso”, “we” and “our” refers to Vaso Corporation and its consolidated subsidiaries.

As you consider the proposed Business Combination, you should carefully consider the following risk factors, which address the material risks concerning Vaso’s business. If any of the risks discussed in this joint proxy statement/prospectus occur, our business, prospects, liquidity, financial condition and results of operations could be materially and adversely affected, in which case, the value of the Common Stock could decline significantly and you could lose all or part of your investment. Some statements in this joint proxy statement/prospectus, including statements in the following risk factors, constitute forward-looking statements. The risk factors discussed below cover not only Vaso’s current operations and relationships, but also the risks we expect to encounter when and if we implement our strategic plans and add new products, candidates and relationships. Please refer to the section entitled “Cautionary Note Regarding Forward-Looking Statements”.

Risks Related to Our Business

We currently derive a significant amount of our revenue and operating income from our agreement with GEHC.

On May 19, 2010, we signed a sales representation agreement with GEHC. Under the GEHC Agreement, we have been appointed GEHC’s exclusive representative for certain GEHC diagnostic imaging products to specific market segments in the 48 contiguous states of the United States and the District of Columbia. The GEHC Agreement had an initial term of three years commencing July 1, 2010 and has subsequently been extended in 2012, 2014, 2017 and 2021, with the current term through December 31, 2026, subject to GEHC’s right to terminate earlier without cause under certain conditions.

A significant amount of our revenue and operating income arises from activities under this agreement. In the years ended December 31, 2023 and 2022 and in the three months ended March 31, 2024, revenue related to activities under the GEHC Agreement accounted for 47%, 46% and 43% of our revenue, respectively, and 172%, 148% and less than 1% of our operating income (loss), respectively. Moreover, our performance and growth in the professional sales service segment depends partially on the territories, customer accounts and product modalities assigned to us by GEHC, as well as factors beyond our control, such as product pricing, availability and delivery schedule, and thus relies on our ability to demonstrate our added value as a channel partner, and on maintaining a positive relationship with GEHC. There is no assurance that the agreement will not be terminated prior to its expiration pursuant to its termination provisions or will be extended beyond the current expiration date. Should GEHC terminate the agreement, it would have a material adverse effect on our financial condition and results of operations.

During the term of the GEHC Agreement, Vaso is restricted from soliciting or initiating discussion with certain competitors of GEHC regarding a new sales/marketing business relationship. This restriction could prevent Vaso from developing new revenue streams if it were not contractually prohibited from pursuing these additional relationships and growth opportunities. If the GEHC Agreement were to terminate, we might not be able to pivot our operations in the professional sales service segment rapidly enough to develop relationships with these certain competitors of GEHC.

Maintaining profitable operations depends on several factors

Our ability to sustain profitability depends on many factors, including the sufficient and timely generation of cash, as well as attaining and maintaining profitability in our IT and equipment segments, as well as the success of our other strategic initiatives. We recorded gross profit of $50.6 million, $47.9 million and $10.9 million for the years ended December 31, 2023 and 2022 and the three months ended March 31, 2024, respectively. If we are unable to properly manage these risks and conduct our business pursuant to our plan of operations, our gross profits may decline or cease all together. If that were to occur, we could be forced to curtail our plan of operations or discontinue some or all of such operations.

We compete with companies that have longer operating histories, more established products and greater resources than we do in the face of limited hospital capital budgets and alternative products.

The medical products industry is characterized by extensive research and development and intense competition in an increasingly cost-conscious environment. Some of these competitors and potential competitors have well-established reputations, customer relationships and marketing, distribution and service networks. Some of them have substantially longer histories in the medical products industry, larger product lines and greater financial, technical, manufacturing, research and development and management resources than we do. Many of these competitors and potential competitors have long-term product supply relationships with our potential customers. These competitors and potential competitors might be able to use their resources, reputations and ability to leverage existing customer relationships to give them a competitive advantage over us, including in securing forehead sensor space for their products and dollars from hospital capital equipment budgets to purchase their products. They might also succeed in developing products that are at least as reliable and effective as our products, that make additional measurements, that are less costly than our products or that provide alternatives to our products which would adversely affect our business, financial condition and results of operations.

We compete with companies with products or that may develop products which outperform our own, rendering our products obsolete or non-competitive.

In all segments of our business, we compete with other companies that market technologies, products and services in the global marketplace. We do not know whether these companies, or other potential competitors who may succeed in developing technologies, products or services that are more efficient or effective than those offered by us, and that would render our technology and existing products obsolete or non-competitive. Potential new competitors may also have substantially greater financial, manufacturing and marketing resources than those possessed by us. In addition, other technologies or products may be developed by competitors that have an entirely different approach or means of accomplishing the intended purpose of our services or the products that we offer.

Accordingly, the life cycles of our products are difficult to estimate. To compete successfully, we must keep pace with technological advancements, respond to evolving consumer requirements and achieve market acceptance. If we do not keep pace, our business, financial condition and results of operations would be adversely affected.

We depend on management and other key personnel.

We depend on a limited number of key management and technical personnel. The loss of one or more of our key employees may harm our business if we are unable to identify other individuals to provide us with similar services. We do not maintain “key person” insurance on any of our employees. In addition, our success depends upon our ability to attract and retain additional highly qualified management, sales, IT, manufacturing and research and development personnel in our various operations. The competition for such personnel is intense, and we may not be successful in retaining the personnel that we have or in attracting new personnel as and when needed.

We may not continue to receive necessary clearances or approvals from the US FDA or foreign authorities for our medical devices, which could hinder our ability to market and sell certain products in the relevant markets.

If we modify our medical devices and the modifications significantly affect safety or effectiveness, or if we make a change to the intended use, we will be required to submit a new premarket notification (510(k)) or premarket approval (PMA) application to the FDA. We would not be able to market the modified device in the U.S. until the FDA issues a clearance for the 510(k).

If we offer new products that require 510(k) clearance or a PMA, we will not be able to commercially distribute those products in the United States until we receive such clearance or approval. Regulatory agency approval or clearance for a product may not be received or may entail limitations on the device’s indications for use that could limit the potential market for the product. Delays in receipt of, or failure to obtain or maintain, regulatory clearances and approvals, could delay or prevent our ability to market or distribute our products. Such delays could have a material adverse effect on our equipment business. Moreover, if we do make additional modifications and believe that those changes do not require the submission of a new 510(k) notice, it will be possible that the FDA disagrees and requires new clearances or approvals for the modifications. In this case, we may be required to recall and to stop marketing the modified devices, to redesign our products or submit new data or information to the FDA. This could harm our operating results.

There are similar medical device regulations or requirements in China, Europe and other foreign markets where we sell our products. Failure to comply with these regulations and requirements could have a material adverse effect on our equipment business.

After clearance or approval of our products, we are subject to continuing regulation by the FDA, and if we fail to comply with FDA regulations, our business could suffer.

Even after clearance or approval of a product, we are subject to continuing regulation by the FDA, including the requirements that our facility be registered and our devices listed with the agency. We are subject to Medical Device Reporting regulations, which require us to report to the FDA if our products may have caused or contributed to a death or serious injury or malfunction in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. We must report corrections and removals to the FDA where the correction or removal was initiated to reduce a risk to health posed by the device or to remedy a violation of the FDCA caused by the device that may present a risk to health and maintain records of other corrections or removals. The FDA closely regulates promotion and advertising, and our promotional and advertising activities could come under scrutiny. If the FDA objects to our promotional and advertising activities or finds that we failed to submit reports under the Medical Device Reporting regulations, for example, the FDA may allege our activities resulted in violations of law.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•        untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

•        repair, replacement, refunds, recall or seizure of our products;

•        limitations on exports;

•        operating restrictions or partial suspension or total shutdown of production;

•        refusing or delaying our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•        withdrawing 510(k) clearance or premarket approvals that have already been granted; and

•        criminal prosecution.

If any of these events were to occur, they could harm our business.

If we or our suppliers fail to comply with the FDA’s Quality System Regulation, some of our operations could be halted, and our business would suffer.

We and certain of our suppliers are currently required to demonstrate and maintain compliance with the FDA’s Quality System Regulation, or QSR. The QSR governs the methods and documentation of the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage and shipping of our products. The FDA enforces the QSR through periodic inspections, which may be unannounced. We have been, and anticipate in the future being, subject to such inspections. Our failure to comply with the QSR or to take satisfactory corrective action in response to an adverse QSR inspection could result in enforcement actions, including a public warning letter, a shutdown of or restrictions on our manufacturing operations, delays in approving or clearing a product, refusal to permit the import or export of our products, a recall or seizure of our products, fines, injunctions, civil or criminal penalties, or other sanctions, any of which could cause our business and operating results to suffer.

If we are unable to comply with applicable governmental regulations, we may not be able to continue certain of our operations.

As a reseller of telecommunication services and network solutions provider, our products and services are subject to federal, state and local regulations. These regulations govern, in part, our rates and the way we conduct our business, including the requirement to offer telecommunications services pursuant to nondiscriminatory rates, terms, and conditions, the obligation to safeguard the confidentiality of customer proprietary network information, as well as the obligation to maintain specialized records and file reports with the Federal Communications Commission and state regulatory authorities. While we believe we are in compliance with laws and regulations in jurisdictions where we do business, we must continue to monitor and assess our compliance.

Our operations in China are also subject to the laws and regulations of the People’s Republic of China with which we must be in compliance in order to conduct these operations.

We are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws.

We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we predict what effect additional governmental regulations or administrative orders, either domestically or internationally, when and if promulgated, would have on our business in the future. We may be slow to adapt, or we may never adapt to changes in existing requirements or adoption of new requirements or policies. We may incur significant costs to comply with laws and regulations in the future or compliance with laws or regulations may create an unsustainable burden on our business.

We have foreign operations and are subject to the associated risks of doing business in foreign countries.

Vaso continues to have operations in China. These operations represented approximately 2.7%, 2.8% and 2.0% of its revenue for the years ended December 31, 2023 and 2022 and the three months ended March 31, 2024, respectively, and its China-based operating (loss) income represented approximately -4.4%, 3.1% and (10.5)% of its total operating income for the years ended December 31, 2023 and 2022 and the three months ended March 31, 2024, respectively. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political and economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties and other factors. The approval procedure varies among countries and can involve additional requirements and testing, and the time required to obtain approval may differ from that required to obtain FDA clearance. The foreign regulatory approval process may include all of the risks associated with obtaining FDA clearance in addition to other risks. Our distributors might not be able to obtain or maintain foreign approvals on a timely basis or at all. Clearance by the

FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or approval or clearance by the FDA. Failure to obtain or maintain regulatory approval in foreign jurisdictions would prevent us from marketing our products abroad. The occurrence of any of these risks, if severe enough, could have an adverse effect on the consolidated financial position, results of operations and cash flows of Vaso.

Commercial law is still developing in China and there are limited legal precedents to follow in commercial transactions. There are many tax jurisdictions each of which may have changing tax laws. Applicable taxes include value added taxes (“VAT”), enterprise income tax (“EIT”) and social (payroll) taxes. Regulations are often unclear. Tax declarations (reports) are subject to review and taxing authorities may impose fines, penalties and interest. These facts create risks for our operations in China.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing clearance or approval, manufacture and marketing of a device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. We cannot predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

We depend on several suppliers for the supply of certain products.

As a GEHC channel partner, we could be negatively impacted by interruptions or delays to equipment installations, production and quality issues, and any customer concerns related to GEHC. Delivery of GEHC equipment may be negatively impacted due to the current supply chain issues especially as they impact availability of computer chips. With respect to our proprietary medical products, we now manufacture our own products primarily through our China based facilities, and we depend on certain independent suppliers for parts, components and certain finished goods.

The impact of pandemic, geopolitical and climate risk on our markets and financial condition is difficult to predict and manage.

We are subject to pandemic, geopolitical and climate risks that are entirely outside of our control. The current war in Ukraine and the war in the Middle East and other potential conflicts, man-made or natural climate or other environmental disasters and the outbreak of new pandemics or the resurgence of old ones could cause disruption to our supply chains, disturb our operations or require us to expend significant capital to avoid such results. For example, the COVID-19 pandemic adversely affected certain elements of our business, primarily the initial shrinkage, and subsequent recovery, of our customer base in our IT segment as well as the overall effect of China’s prior lockdown practice on its economy. The COVID-19 pandemic caused us to modify our business practices and required us to take actions as required by government authorities, our customers or as determined to be in the best interests of our employees, customers and business partners. Any measures that we may take in response to future wars and conflict, pandemics and environmental disasters may not be sufficient to mitigate the risks posed by such events and our ability to execute our business plans could be impacted. The magnitude and duration of the disruption and resulting decline in business activity are uncertain.

We may not have adequate intellectual property protection.

Our patents and proprietary technology may not be able to prevent competition by others. The validity and breadth of claims in technology patents involve complex legal and factual questions. Future patent applications may not be issued, the scope of any patent protection may not exclude competitors, and our patents may not provide competitive advantages to us. Our patents may be found to be invalid and other companies may claim rights in or ownership of the patents and other proprietary rights held or licensed by us. Also, our existing patents may not cover products that we develop in the future. Moreover, when our patents expire, the inventions will enter the public domain. There can be no assurance that our patents will not be violated or that any issued patents will provide protection that has commercial significance. Litigation may be necessary to protect our patent position. Such litigation may be costly and time-consuming, and there can be no assurance that we will be successful in such litigation.

The loss or violation of certain of our patents and trademarks could have a material adverse effect upon our business.

Since patent applications in the United States are maintained in secrecy until such patent applications are issued, our current product development may infringe patents that may be issued to others. If our products were found to infringe patents held by competitors, we may have to modify our products to avoid infringement, and it is possible that our modified products would not be commercially successful.

The on-going COVID-19 pandemic and other global events (such as Russia’s invasion of Ukraine and the war in the Middle East) and the corresponding impact on businesses and debt and equity markets could have a material adverse effect on our search for a business combination and any target business with which we ultimately consummate a business combination.

The COVID-19 outbreak and other global events (such as Russia’s invasion of Ukraine and the war in the Middle East) have resulted in a widespread crisis that has adversely affected, and in the future could further adversely affect, economies and financial markets worldwide, and the business of any potential target business with which Vaso consummates a business combination could be materially and adversely affected. Furthermore, we may be unable to complete a business combination if concerns relating to COVID-19 or other matters of global concern (such as Russia’s invasion of Ukraine and the war in the Middle East) continue to restrict travel, limit the ability to have meetings with potential investors, limit the ability to conduct due diligence or limit the ability of a potential partner company’s personnel, vendors and services providers to negotiate and consummate a transaction in a timely manner. The extent to which COVID-19 and other matters of global concern (such as Russia’s invasion of Ukraine and the war in the Middle East) impact our search for a business combination will depend on future developments, which are highly uncertain and cannot be predicted. The effect of the COVID-19 pandemic and other matters of global concern (such as Russia’s invasion of Ukraine and the war in the Middle East) on businesses, and the inability to accurately predict the future impact of the pandemic and other global events on businesses, have also made determinations and negotiations of valuation more difficult, which could make it more difficult to consummate a business combination transaction. If the disruptions posed by COVID-19 or other matters of global concern (such as Russia’s invasion of Ukraine and the war in the Middle East) continue, our ability to consummate a business combination, or the operations of a business with which we ultimately consummate a business combination, may be materially adversely affected. In addition, our ability to consummate a transaction may be dependent on the ability to raise equity and debt financing, which may be impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all.

Finally, the outbreak of COVID-19 or other infectious diseases and other global events (such as Russia’s invasion of Ukraine and the war in the Middle East) may also have the effect of heightening many of the other risks described in this “Risk Factors” section.

Risks Related to Our Industries

Our growth could suffer if the markets into which we sell products decline, do not grow as anticipated or experience cyclicality.

Our growth depends in part on the growth of the IT and healthcare markets which we serve. In our professional sales services segment, our quarterly sales and profits depend significantly on the volume and timing of delivery of the underlying equipment of the orders we booked, and the delivery of such products is difficult to forecast since it is largely dependent on GEHC. Product demand is dependent upon the customer’s capital spending budget as well as government funding policies and matters of public policy as well as product cycles and economic downturns that can affect the spending decisions of these entities. These factors could adversely affect our growth, financial position and results of operations.

Technological change is difficult to predict and to manage.

We face the challenges that are typically faced by companies in the IT and medical device fields. Our products and services may require substantial development efforts and compliance with governmental clearance or approval requirements. We may encounter unforeseen technological or scientific problems that force abandonment or substantial change in the development of a specific product or process.

We are subject to product liability claims and associated legal expenses and product recalls that may not be covered by insurance.

The nature of our manufacturing operations exposes us to risks of product liability claims and product recalls. Medical devices as complex as ours frequently experience errors or failures, especially when first introduced or when new versions are released. We might be sued because of such product liability claims regardless of whether we are ultimately determined to be liable or whether our products are determined to be defective and a contributing factor in such claim. To this end, we might incur significant legal expenses not covered by insurance. In addition, product liability litigation could damage our reputation and impair our ability to market our products, regardless of the outcome. Litigation could also impair our ability to retain product liability insurance or make our insurance more expensive.

We currently maintain product liability insurance at $6,000,000 per occurrence and in the aggregate. Additionally, we maintain commercial and general liability insurance with limits of $5,000,000. This insurance is costly and even though it has been obtained, we might not be able to retain it. Even if we are able to retain this insurance, it might not be sufficient to protect us in the event of a major defect in our products. Our product liability insurance may not be adequate and if we are subject to an uninsured or inadequately insured product liability claim based on the performance of our products, our business, financial condition and results of operations could be adversely affected. In the future, insurance coverage may not be available on commercially reasonable terms, or at all. In addition, product liability claims or product recalls could damage our reputation even if we have adequate insurance coverage.

Risks Related to our Securities

The application of the “penny stock” rules could adversely affect the market price of our common stock and increase transaction costs.

As long as the trading price of our common shares is below $5 per share, the open-market trading of our common shares will be subject to the “penny stock” rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers restrict the ability and decrease the willingness of broker-dealers to sell our common shares, which we believe results in decreased liquidity for our common shares as well as increased transaction costs for sales and purchases of our common shares as compared to other securities.

Our common stock is subject to price volatility.

The market price of our common stock historically has been and may continue to be highly volatile. For example, the bid price for Vaso’s common stock on the OTCQX ranged (i) from a low of $0.04 to a high of $0.22 in 2022 and (ii) from a low of $0.16 to a high of $0.37 in 2023. Our stock price could be subject to wide fluctuations in response to various factors beyond our control, including, but not limited to:

•        actual or anticipated fluctuations in our operating results;

•        overall market fluctuations and domestic and worldwide economic conditions;

•        medical reimbursement;

•        announcements of technological innovations, new products or pricing by our competitors;

•        the timing of patent and regulatory approvals;

•        the timing and extent of technological advancements;

•        the sales of our common stock by affiliates or other stockholders with large holdings; and

•        other factors described in the “Risk Factors” and elsewhere herein.

Our future operating results may fall below the expectations of securities industry analysts or investors. Any such shortfall could result in a significant decline in the market price of our common stock. In addition, the stock market has experienced significant price and volume fluctuations that have affected the market price of our stock and that often have been unrelated to the operating performance of our company. These broad market fluctuations may directly influence the market price of our common stock.

Substantial future sales of shares of Achari’s Class A Common Stock, or the perception in the public markets that these sales may occur, may depress our stock price.

The market price of Achari’s Class A Common Stock could decline significantly as a result of sales of a large number of shares of Achari’s Class A Common Stock in the market after the closing of the Business Combination. These sales, or the perception that these sales might occur, could depress the market price of Achari’s Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

All shares of Achari’s Class A Common Stock issued as merger consideration in the Business Combination will be freely tradable, subject to certain lock-ups, without registration under the Securities Act and without restriction by Persons other than Vaso’s “affiliates” (as defined under Rule 144 under the Securities Act, referred to herein as “Rule 144”) prior to the vote of the Vaso stockholders to approve the Business Combination. Upon the expiration or waiver of the lock-ups described in this joint proxy statement/prospectus, shares held by certain stockholders will be eligible for resale, subject to, in the case of certain stockholders, Achari being current in its Exchange Act reporting as well as volume, manner of sale and other limitations under Rule 144 and/or Rule 145 under the Securities Act.

If Achari’s stockholders sell substantial amounts of Class A Common Stock in the public market, or if the public perceives that such sales could occur, there could be an adverse impact on the market price of Achari’s Class A Common Stock, even if there is no relationship between such sales and the performance of our business.

Achari also intends to enter into the Amended and Restated Registration Rights Agreement with the Sponsor pursuant to which the Sponsor’s shares of Achari’s Class A Common Stock will be eligible for resale. To the extent shares of Achari’s Class A Common Stock are registered for resale pursuant to such Amended and Restated Registration Rights Agreement or otherwise, such shares may be resold by the holders thereof, including our affiliates, without limitation under the Securities Act.

In addition, the shares of Achari’s Class A common stock reserved for future issuance under the 2024 Equity Incentive Plan will become eligible for sale in the public market once those shares are issued, subject to any applicable vesting requirements, lockup agreements and other restrictions imposed by law. Assuming the Condition Precedent Proposals are approved, the proposed 2024 Equity Incentive Plan will initially reserve for issuance an amount of shares of Achari’s Class A Common Stock equal to fifteen percent (15%) of the number of shares of Common Stock outstanding immediately following the Closing after giving effect to the Business Combination, assuming that no shares of Achari’s common stock are redeemed in connection with the Business Combination. The 2024 Equity Incentive Plan will also provide for an “evergreen provision” pursuant to which the number of shares of Class A Common Stock reserved for issuance pursuant to awards under such plan shall be increased on the first day of each calendar year, equal to the lesser of (a) fifteen percent (15%) of the aggregate number of shares of common stock outstanding on the last day of the immediately preceding calendar year, and (b) such smaller number of shares as determined by the Achari Board, or a duly authorized committee thereof. Achari is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of Class A Common Stock or securities convertible into or exchangeable for shares of Class A Common Stock issued pursuant to the 2024 Equity Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market and shares issued pursuant to the 2024 Equity Incentive Plan will result in dilution to Achari’s existing stockholders.

Also, in the future, Achari may issue shares of Class A Common Stock in connection with investments or acquisitions. The number of shares of Class A Common Stock issued in connection with an investment or acquisition could be material.

We do not intend to pay dividends in the foreseeable future.

We currently do not intend to pay any cash dividends on our common stock in the foreseeable future. As a result, any return on an investment in our common stock would depend on an increase in the market value of our common stock, something which may never occur. No one should invest in our common stock unless such Person is able and prepared to lose its entire investment.

The proposed Business Combination may not, if consummated, have the intended benefits.

There is no assurance that the Business Combination will be consummated, or that, if it is consummated, Vaso and Achari will successfully operate as combined entities following the closing of the Business Combination. Even if the Business Combination is consummated, there is no assurance that we, our stockholders or the stockholders of Achari will experience any benefits of the type that we expect to experience.

STOCKHOLDERS’ MEETING

Date, Time and Place of the Stockholders’ Meeting

The Stockholders’ Meeting will be held at              Eastern Time, on             , 2024, as a virtual meeting, or at such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals.

If you hold your Achari stock through a bank or broker, you will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Stockholders’ Meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, the Transfer Agent can issue you a guest control number with proof of ownership. Either way, you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at the number or email address above. Please allow up to 72 hours prior to the Stockholders’ Meeting for processing your control number.

You can pre-register to attend the Stockholders’ Meeting virtually starting             , 2024 at             , Eastern Time (two business days prior to the date of the Stockholders’ Meeting). Enter the following URL address into your browser https://www.cstproxy.com/            , enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the Stockholders’ Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you want to vote during the Stockholders’ Meeting.

On or about             , 2024, Achari commenced mailing this joint proxy statement/prospectus and the enclosed form of proxy to its stockholders entitled to vote at the Stockholders’ Meeting. You may attend the Stockholders’ Meeting and vote your shares electronically during the Stockholders’ Meeting via live audio webcast by visiting https://www.cstproxy.com/            . You will need the control number that is printed on your proxy card to enter the Stockholders’ Meeting. Achari recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Stockholders’ Meeting starts. Please note that you will not be able to attend the Stockholders’ Meeting in person.

If you do not have access to the internet, you can listen only to the Stockholders’ Meeting by dialing 1 800-450-7155 (toll-free) (or +1 857-999-9155 if you are located outside of the United States and Canada (standard rates apply)) and when prompted enter the pin number            #. Please note you will not be able to vote or enter questions during the Stockholders’ Meeting if you choose to participate telephonically.

Purpose of the Stockholders’ Meeting

At the Stockholders’ Meeting, Achari is asking holders of its shares of common stock:

•        To consider and vote upon the Business Combination Proposal;

•        To consider and vote upon each of the Governance Proposals (Governance Proposal 3A and Governance Proposal 3B);

•        To consider and vote upon the Reverse Stock Split Proposal;

•        To consider and vote upon the 2024 Equity Incentive Plan Proposal;

•        To consider and vote upon the Charter Amendment Proposals;

•        To consider and vote upon the Nasdaq 20% Proposal;

•        To consider and vote upon the Director Election Proposal; and

•        To consider and vote upon the Adjournment Proposal, if it is presented at the Stockholders’ Meeting.

Recommendation of the Achari Board with Respect to the Proposals

The Achari Board determined unanimously that each of the Proposals is fair to and in the best interests of Achari and its stockholders. The Achari Board unanimously recommends that its stockholders:

•        Vote “FOR” the Business Combination Proposal;

•        Vote “FOR” the Charter Amendment Proposals;

•        Vote “FOR” for each of the Governance Proposals (Governance Proposal 3A and Governance Proposal 3B);

•        Vote “FOR” approval of the Reverse Stock Split Proposal;

•        Vote “FOR” the 2024 Equity Incentive Plan Proposal;

•        Vote “FOR” the Nasdaq 20% Plan Proposal;

•        Vote “FOR” the Director Election Proposal; and

•        Vote “FOR” the Adjournment Proposal, if it is presented at the Stockholders’ Meeting.

When you consider the recommendation of the Achari Board to vote in favor of approval of the Proposals, you should keep in mind that Achari’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may be incentivized to complete a business combination that is less favorable to stockholders rather than liquidating Achari. These interests include, among other things:

•        Achari’s chief executive officer, Vikas Desai, is the managing member of Achari KGD DTII Holdings LLC, the managing member of the Sponsor, and as such has voting and investment discretion with respect to the Common Stock held of record by our Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Desai has disclaimed any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly;

•        Unless Achari consummates an initial business combination, Achari’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (no such out-of-pocket expenses were outstanding as of the date hereof, however such expenses may be incurred prior to consummation of the Business Combination in certain circumstances);

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 2,500,000 Founder Shares, which were acquired by the Sponsor prior to our IPO for an aggregate purchase price of $25,000, or $0.01 per share. Certain of Achari’s officers may have pecuniary interests in such Founder Shares through their direct or indirect ownership interests in the Sponsor. Based on a value of $10.95 per Founder Share, $10.95 being the last reported sales price of a SPAC Share as reported by Nasdaq on March 22, 2024, such Founder Shares could be deemed to have an approximate market value of $27,375,000 as of such date (provided that such figure does not give effect to the forfeiture of 1,750,000 Founder Shares by the Sponsor pursuant to the terms of the Business Combination Agreement and related agreements, which will result in the Sponsor holding up to 750,000 Founder Shares immediately following the consummation of the Business Combination, and would therefore result in such remaining Founder Shares potentially being deemed to have a market value of $8,212,500 (utilizing the same $10.95 per SPAC Share value as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other business combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Founder Shares held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Founder Shares if an initial business combination is not completed.

•        The Sponsor and Vaso have agreed to enter into a Put Option Agreement in connection with the Business Combination, whereby Vaso shall grant certain put rights (the “Put Option”) to the Sponsor with respect to the Founder Shares held by the Sponsor following the consummation of the Business Combination, with such Put Option requiring Vaso to purchase the Founder Shares held by the Sponsor following the closing of the transaction from the Sponsor, at the Sponsor’s election, at certain pre-agreed times and prices, including notably at a minimum purchase price of $8.00 per Founder Share (subject to certain adjustments and exceptions as further described in the Put Option Agreement). If the Sponsor exercises the Put Option granted to it pursuant to the Put Option Agreement in full and at a purchase price of $8.00 per Founder Share, the Sponsor shall receive aggregate proceeds of $6,000,000 as a result of the sale to Vaso of up to 750,000 Founder Shares it will hold following the closing of the Business Combination. No other parties shall receive rights similar to those granted to the Sponsor in connection with the Put Option Agreement with respect to the Business Combination;

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 7,133,333 Private Placement Warrants, which were purchased by the Sponsor concurrently with the closing of our IPO for an aggregate purchase price of $5,350,000. Certain of Achari’s officers have pecuniary interests in such Private Placement Warrants through their direct or indirect ownership interests in the Sponsor. Based on a sales price of $0.0315 per Private Placement Warrant, $0.0315 being the last reported sales price of our public warrants as reported by Nasdaq on March 22, 2024, such Private Placement Warrants could be deemed to have an approximate market value of $224,700 as of such date (provided that such figure does not give effect to the forfeiture of 6,133,000 Private Placement Warrants by the Sponsor pursuant to the terms of the Business Combination Agreement, which will result in the Sponsor holding 1,000,000 Private Placement Warrants immediately following the consummation of the Business Combination, and would therefore result in such remaining Private Placement Warrants potentially being deemed to have a market value of $31,500 (utilizing the same $0.0315 per Private Placement Warrant market price as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other initial Business Combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Private Placement Warrants held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Private Placement Warrants if an initial Business Combination is not completed;

•        Our Sixth Amended and Restated Certificate of Incorporation requires Achari to complete an initial Business Combination prior to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options). As of March 31, 2024, the Sponsor and its affiliates had invested a total of $6,200,975 in Achari, such investment consisting of (i) $25,000 with respect to the purchase of 2,500,000 Founder Shares prior to Achari’s IPO, (ii) $5,350,000 with respect to the purchase of 7,133,333 Private Placement Warrants concurrently with Achari’s IPO and (iii) $825,975 of working capital loans made by the Sponsor to Achari. The Sponsor may also ultimately be found responsible for third-party accrued and unpaid expenses incurred by Achari if an initial Business Combination is not consummated prior to the termination deadline. If the Business Combination, or any other initial business combination is not consummated, in a timely manner, or at all, and in any respect prior to such termination deadline, Achari will be forced to wind up, dissolve and liquidate in accordance with the Sixth Amended and Restated Certificate of Incorporation promptly following the expiration of such deadline, at which time the Sponsor’s full investment in Company would be rendered valueless;

•        Our Sponsor and each of our directors and officers have each agreed to (i) waive their redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, with any Public Shares held by them excluded from the pro rata calculation used to determine the per-share redemption price with respect to the Common Stock redemptions from our Trust Account in connection with the public vote to approve the Business Combination as well as (ii) vote any SPAC Shares owned by them in favor of the Business Combination. Although the Sponsor, our officers and our directors do not own any SPAC Shares apart from their direct or indirect ownership of our Founder Shares, such ownership of our Founder Shares currently confers them with a collective ownership of 81.9% of the issued and outstanding SPAC Shares, and as a result a majority of the voting power associated with our Common Stock;

•        To finance transaction costs in connection with an initial business combination our Sponsor has provided Achari working capital in the form of loans. If Achari consummates an initial business combination, Achari may repay such working capital loans out of any proceeds of the Trust Account released to Achari following such business combination. Otherwise, such working capital loans would only be repaid only out of funds held outside the Trust Account, if any. As of March 31, 2024, the Sponsor had funded working capital loans to Achari totaling $825,975;

•        Pursuant to the terms of the Business Combination Agreement, at the effective time of the Business Combination, Achari’s certificate of incorporation and the bylaws will, from and after the consummation of the Business Combination, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Current Charter, which provisions may not be amended, repealed or otherwise modified for a period of six years from the consummation of the Business Combination in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the consummation of the Business Combination, served as a director, manager or officer of Achari, unless such modification shall be required by applicable law;

•        as a condition to the IPO, pursuant to the Insider Letter, the 2,500,000 Founder Shares owned by the Sponsor became subject to a lock-up pursuant to which the Founder Shares cannot be publicly sold until a business combination has occurred;

•        if the Trust Account is liquidated, including in the event Achari is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Achari;

•        the fact that the officers and directors of Achari do not work full-time at Achari. Each of Achari’s directors and officers is engaged in several other business endeavors for which such director or officer may be entitled to substantial compensation, and Achari’s directors and officers are not obligated to contribute any specific number of hours per week to Achari’s affairs. Achari’s independent directors also serve as officers and/or board members for other entities. If Achari’s directors’ and officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Achari’s affairs and may influence their decision to proceed with the Business Combination; and

•        the fact that Achari’s Current Charter provides that Achari renounces its interest in any corporate opportunity offered to any director or officer of Achari. This waiver allows Achari’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. The waiver of the corporate opportunities doctrine did not have an impact on Achari’s search for an acquisition target.

After due consideration, the Achari Board concluded that any potentially disparate interests among its stakeholders would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and this joint proxy statement/prospectus, (ii) many of these disparate interests would exist with respect to a business combination between Achari and any other target business or businesses and were not specific or attributable to Vaso or the Business Combination, and (iii) by the fact that the Sponsor will hold equity interests (including with respect to the Founder Shares held by the Sponsor subject to the terms of the Put Option Agreement) in the combined company following the Business Combination alongside other such stakeholders, and the value of such equity interest will be based, at least in part on, the future performance of Vaso, which may be affected by various other factors other than these interests and therefore the interests of such various equity stakeholders may be considered to be aligned from certain perspectives and in certain respects following the closing of the Business Combination. In addition, Achari’s independent directors reviewed and considered the potentially disparate interests of Achari’s various stakeholders during their evaluation of the Business Combination and in approving, as members of the Achari Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.

As of March 31, 2024, the Sponsor and its affiliates had an aggregate of $6,200,975 at risk that depends on completion of an initial business combination, including $5,375,000 that was invested in securities and $825,975 of unpaid loans. As of July 16, 2024, there were no unreimbursed out-of-pocket expenses incurred by the Sponsor or its affiliates.

Record Date; Outstanding Shares; Stockholders Entitled to Vote

Achari has fixed the close of business on the Record Date for determining the Achari stockholders entitled to notice of and to attend and vote at the Stockholders’ Meeting. As of the close of business on such date, there were _________ shares of Achari common stock outstanding and entitled to vote. Each such share of common stock is entitled to one vote per share at the Stockholders’ Meeting.

Pursuant to the Insider Letter, the 2,500,000 Founder Shares owned by the Sponsor will be voted in favor of all of the Proposals.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the Public Warrants you beneficially own are properly counted. If you wish to attend the Stockholders’ Meeting and vote virtually and your shares or warrants are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Achari can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Quorum and Required Vote

A quorum of Achari stockholders is necessary to hold the Stockholders’ Meeting. The presence, virtually or by proxy, of Achari stockholders representing not less than 50% of the shares of common stock issued and outstanding on the Record Date and entitled to vote on the Proposals to be considered at the Stockholders’ Meeting will constitute a quorum for the Stockholders’ Meeting. As of the Record Date, _________ shares of our common stock would be required to achieve a quorum.

Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement. If any of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal fails to receive the required approval, none of the Proposals will be approved and the Business Combination will not be completed.

Each of the Business Combination Proposal, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Adjournment Proposal will require the affirmative vote of the holders of a majority of the SPAC Shares that are present and vote at the Stockholders’ Meeting. The Charter Amendment Proposal, Governance Proposal 3A, Governance Proposal 3B and the Reverse Stock Split Proposal will require the affirmative vote of sixty-five percent of the then outstanding SPAC Shares. Election of our directors as described in the Director Election Proposal requires the affirmative vote of a plurality of the votes of the shares present in person or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon. “Plurality”, with respect to the Director Election Proposal, means that the nine director nominees who receive the highest number of “FOR” votes as compared to any other director nominees set forth will be elected as directors, even if those nominees do not receive a majority of the votes cast by the stockholders present virtually or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon.

Voting Your Shares

Each SPAC Share that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your SPAC Shares at the Stockholders’ Meeting:

You Can Vote By Signing and Returning the Enclosed Proxy Card.    If you vote by proxy card, your “proxy”, whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Achari Board (i.e., “FOR” the Business Combination Proposal, the Charter Amendment Proposals, Governance Proposal 3A, Governance Proposal 3B, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal, the Director Election Proposal and the Adjournment Proposal (if presented)). Votes received after a matter has been voted upon at the Stockholders’ Meeting will not be counted.

You Can Attend the Stockholders’ Meeting and Vote Virtually.    You can attend by logging into the website meeting portal with your 12 digit control number. Once logged in you will be able to ask a question and/or vote.

You Can Vote Electronically.    You may attend, vote and examine the list of stockholders entitled to vote at the Stockholders’ Meeting by visiting the website listed on your proxy card or voting instruction form and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

If your shares or warrants are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. If you wish to attend the Stockholders’ Meeting and vote virtually and your shares are held in “street name”, you must obtain a legal proxy from your broker, bank or nominee. That is the only way Achari can be sure that the broker, bank or nominee has not already voted your shares or warrants.

Abstentions and Broker Non-Votes

Abstentions are considered present for the purposes of establishing a quorum and will have the same effect as a vote “AGAINST” the Charter Amendment Proposals only.

For entities listed on the Nasdaq Global Market, if a stockholder holds their shares in “street” name through a bank, broker or other nominee and the stockholder does not instruct its broker, bank or other nominee how to vote its shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares, and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the Proposals to be voted on at the Stockholders’ Meeting will be considered non-routine matters. As a result, if you hold your shares in street name, your bank, brokerage firm or other nominee cannot vote your shares on any of the Proposals to be voted on at the Stockholders’ Meeting without your instruction.

Because all of the Proposals are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any Proposals unless instructed. As a result, Achari does not expect there to be any broker non-votes at the Stockholders’ Meeting.

Ownership of and Voting by the Sponsor

The Sponsor and certain of its members own an aggregate of 2,500,000 shares of common stock of Achari, and they have agreed to vote those shares in favor of each of the Proposals at the Stockholders’ Meeting.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change or revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        you may notify Achari’s secretary in writing before the Stockholders’ Meeting that you have revoked your proxy; or

•        You may attend the Stockholders’ Meeting, revoke your proxy and vote virtually as described above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Redemption Rights

Public Stockholders may seek to have their respective shares redeemed by Achari, regardless of whether they vote for or against the Business Combination or any other Proposals and whether they held SPAC Shares of common stock as of the Record Date or acquired them after the Record Date. Any Public Stockholder who holds shares of common stock of Achari on or before two (2) business days before the Stockholders’ Meeting will have the right to demand that its shares be redeemed for a full pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid. For illustrative purposes and, based on the funds estimated to be held in the Trust Account of approximately $3,563,000 (including accrued interest and net of estimated taxes) as of July 31, 2024, the estimated per share redemption price would be approximately $11.53, net of taxes payable as of such date. A Public Stockholder that has properly tendered its shares for Redemption will be entitled to receive its pro rata portion of the aggregate amount then on deposit in the Trust Account in cash for such shares only if the Business Combination is completed. If the Business Combination is not completed, the Redemptions will be canceled and the tendered shares will be returned to the relevant Public Stockholders as appropriate.

Achari stockholders who seek to redeem their respective Public Shares must demand Redemption no later than 5:00 p.m., Eastern time two (2) business days before the Stockholders’ Meeting by (A) submitting a written request to the Transfer Agent that Achari redeem such holder’s Public Shares for cash; (B) affirmatively certifying in such request to the Transfer Agent for Redemption if such holder is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other stockholder with respect to shares of common stock of Achari, and (C) delivering their respective shares of Achari common stock, either physically or electronically using The Depository Trust Company’s DWAC System, at the holder’s option, to the Transfer Agent prior to the Stockholders’ Meeting. If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered to the Transfer Agent (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker a nominal fee and it would be up to the broker whether or not to pass this cost on to the redeeming stockholder. In the event the Business Combination is not completed, this may result in an additional cost to stockholders for the return of their respective shares.

Certificates that have not been tendered in accordance with these procedures at least two business days prior to the Stockholders’ Meeting will not be redeemed for cash. Any request for redemption, once made by a Public Stockholder, may not be withdrawn once submitted to Achari unless the Achari Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). In addition, if a stockholder delivers its shares for redemption to the Transfer Agent and later decides, prior to the Stockholders’ Meeting, not to redeem its shares, it may request that the Transfer Agent return the shares (physically or electronically). A stockholder may make such request by contacting the Transfer Agent. A public stockholder will be entitled to receive cash for these shares only if the stockholder properly demands Redemption as described above and the Business Combination is completed. If a Public Stockholder properly seeks Redemption and the Business Combination is completed, Achari will redeem the applicable shares for cash and the holder will no longer own these shares following the Business Combination. If the Business Combination is not completed for any reason, then the Public Stockholders who exercised their Transfer Agent Redemption Rights will not be entitled to receive cash for their Transfer Agent shares. In such case, Achari will promptly return any shares delivered by the Public Stockholders. For more information, see the section entitled “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Conditions to the Closing of the Business Combination”.

The closing price of Achari’s shares of common stock as reported by the OTC Markets on June 27, 2024 was $11.30. For illustrative purposes and, based on the funds estimated to be held in the Trust Account of approximately $3,560,520 (including accrued interest and net of estimated taxes) as of July 31, 2024, the estimated per share redemption price would be approximately $11.58, net of taxes payable as of such date. Prior to exercising Redemption Rights, stockholders should verify the market price of the SPAC Shares as they may receive higher proceeds from the sale of their respective shares in the public market than from exercising their respective Redemption Rights if the market price per share is higher than the Redemption Price. Achari cannot assure its stockholders that they will be able to sell their respective SPAC Shares in the open market, even if the market price per share is higher than the Redemption Price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their respective shares. A Public Stockholder who properly exercises its Redemption Rights pursuant to the procedures set forth herein will be entitled to receive a full pro rata portion of the aggregate amount then on deposit in the Trust account, less any amounts necessary to pay Achari’s taxes.

Notwithstanding the foregoing, a Public Stockholder, together with any affiliate of his, her, its or any other Person with whom he, she or it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking Redemption Rights with respect to 15% or more of our Public Shares. Accordingly, any shares held by a Public Stockholder or “group” in excess of such 15% cap will not be redeemed by Achari.

Pursuant to the Insider Letter, the Sponsor and certain of its members have waived all of their Redemption Rights and will not have Redemption Rights with respect to any SPAC Shares owned by them, directly or indirectly.

Appraisal Rights

Achari’s stockholders do not have appraisal rights in connection with the Business Combination Proposal or the other Proposals.

If the Business Combination is completed, Vaso stockholders who do not vote in favor of the Business Combination are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”) provided that they comply with the conditions established by Section 262.

This statement does not constitute the formal notice to the Vaso stockholders of the availability of appraisal rights in connection with the Business Combination.

The following is intended as a brief summary of the material provisions of the statutory procedures required to be followed properly and in a timely manner by a Vaso stockholder in order to exercise and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, the full text of which is attached hereto as Annex  D. All references in Section 262 and in this summary to a “stockholder” or “holders of shares” are to the record holder of shares of Vaso capital stock immediately prior to the effective time of the Business Combination as to which appraisal rights are asserted, unless otherwise indicated.

Under Section 262, where a business combination agreement relating to a proposed merger is to be submitted for approval at a meeting of stockholders, as is the case here, Vaso, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to Section 262 that appraisal rights are available for any or all of such Vaso shares, and shall include in such notice a copy of Section 262. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to Vaso, before the taking of the vote on the merger, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs Vaso of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, the surviving or resulting corporation shall notify each Vaso stockholder who has complied with this subsection and has not voted in favor of or consented to the merger of the date that the merger has become effective.

Pursuant to Section 262, Vaso stockholders who (a) are holders of record of shares of capital stock of Vaso on the date of making a demand for appraisal of their respective shares, (b) continuously hold the shares through the effective time of the Business Combination, (c) do not vote in favor of the Business Combination nor consent thereto in writing, (d) comply with the other requirements of Section 262, and (e) have not waived their respective appraisal rights, will be entitled to have their respective shares of Vaso capital stock appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, as determined by the court.

All written demands for appraisal should be addressed to Vaso at 137 Commercial St., Suite 200, Plainview, New York 11803. Failure to vote in favor of the Business Combination will not in and of itself constitute a written demand for appraisal satisfying the requirements of Section 262.

If a Vaso stockholder fails to deliver a written demand for appraisal within the time period specified above, such stockholder will be entitled to receive the Merger Consideration for his, her or its shares of Vaso capital stock as provided for in the Business Combination Agreement, but such stockholder will have no appraisal rights with respect to his, her or its shares of Vaso capital stock.

To be effective, a demand for appraisal by a Vaso stockholder must be made by, or in the name of, such Vaso stockholder and must reasonably inform Vaso of the identity of the stockholder of record and that such stockholder intends thereby to demand appraisal of his, her or its shares. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder’s name appears in Vaso’s records. Beneficial owners who do not also hold the shares of Vaso capital stock of record may not directly make appraisal demands to Vaso.

The beneficial holder must, in such cases, have the registered owner, such as a brokerage firm, bank, trust or other nominee, submit the required demand in respect of those shares. If shares of Vaso capital stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary, and if the shares of Vaso capital stock are owned of record by more than one Person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record, provided that the agent must identify the record owner or owners, and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner.

A record owner, such as a broker, who holds shares of Vaso capital stock as a nominee for others, may exercise his or her right of appraisal with respect to the shares of Vaso capital stock held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares of Vaso capital stock as to which appraisal is sought. Where no number of shares is expressly stated, the demand will be presumed to cover all shares held in the name of the record owner.

Within 120 days after the effective time of the Business Combination, any Vaso stockholder who has complied with the requirements for exercising appraisal rights will, upon written request to Vaso, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the adoption of the Business Combination Agreement and with respect to which demands for appraisal have been received, and the aggregate number of holders of such shares. A Person who is the beneficial owner of shares of Vaso capital stock held in a voting trust or by a nominee on behalf of such Person may, in such Person’s own name, request from Vaso the statement described in the previous sentence. Such written statement will be mailed to the requesting Vaso stockholder within 10 days after such written request is received by Vaso or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.

Within 120 days after the effective time of the Business Combination, but not thereafter, either Vaso or any Vaso stockholder who has complied with the requirements of Section 262, and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Vaso capital stock held by all such stockholders. A Person who is the beneficial owner of shares of Vaso capital stock held in a voting trust or by a nominee on behalf of such Person may, in such Person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Vaso stockholder, service of a copy of such petition must be made upon Vaso, as the surviving corporation. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their respective shares. Vaso has no obligation to file such a petition if a Vaso stockholder demands appraisal. Accordingly, the failure of a Vaso stockholder to file such a petition within the period specified could nullify the Vaso stockholder’s previously written demand for appraisal. There is no present intent on the part of Vaso to file an appraisal petition, and Vaso stockholders seeking to exercise appraisal rights should not assume that Vaso will file such a petition or that Vaso will initiate any negotiations with respect to the fair value of such shares. Accordingly, Vaso stockholders who desire to have their Person shares appraised should initiate any petitions necessary for the perfection of their Person appraisal rights within the time periods and in the manner prescribed in Section 262.

If a petition for appraisal is timely filed by a Vaso stockholder and a copy of the petition is delivered to Vaso, Vaso will then be obligated, within 20 days after receiving service of a copy of the petition, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all Vaso stockholders who have demanded an appraisal of their Person shares, and with whom agreements as to the value of their Person shares have not been reached by Vaso. After notice is made to such Vaso stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition to determine those Vaso stockholders who have complied with Section 262 and who have become entitled to the appraisal rights thereunder. Under Delaware law, the Delaware Court of Chancery may require stockholders who have demanded appraisal of their respective shares and who hold stock represented by certificates to submit their respective stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings, and if any such stockholder who holds stock represented by certificates fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. Upon application by Vaso or by any Vaso stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the Vaso stockholder entitled to an appraisal. Any stockholder whose name appears on the verified list filed by Vaso and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262. After the Delaware Court of Chancery determines which Vaso stockholders are entitled to appraisal of their shares of Vaso capital stock, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will appraise the shares of Vaso capital stock, determining the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the Business Combination, together with interest, if any, to be paid upon the amount determined to be the fair value. Stockholders considering seeking appraisal should be aware that the fair value of their respective shares of Vaso capital stock as determined under Section 262 of the DGCL could be more than, the same as or less than the consideration such stockholders would receive pursuant to the Business Combination Agreement if they did not seek appraisal of their respective shares of Vaso capital stock.

In Weinberger v. UOP, Inc., the Delaware Supreme Court stated that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in appraisal proceedings and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Business Combination through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during such period between the effective date of the Business Combination and the date of payment of the judgment; provided, however, that at any time before the entry of judgment in the proceedings, Vaso may pay to each Vaso stockholder entitled to appraisal an amount in cash, in which case, interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. Vaso is under no obligation to make such voluntary cash payment prior to such entry of judgment.

Costs of the appraisal proceeding (which do not include attorneys’ fees or the fees and expenses of experts) may be imposed upon Vaso and Vaso stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Vaso stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Vaso stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal.

Any Vaso stockholder who had demanded appraisal rights will not, after the effective time of the Business Combination, be entitled to vote shares subject to that demand for any purpose, or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time of the Business Combination. If any stockholder who demands appraisal of shares of Vaso’s capital stock under Section 262 fails to perfect, effectively withdraws or otherwise loses such holder’s right to appraisal with respect to such shares, such shares will be deemed to have been converted at the effective time of the Business Combination into the right to receive the consideration provided pursuant to the Business Combination Agreement, without interest, upon the terms and conditions set forth therein.

If no petition for appraisal is filed within 120 days after the effective time of the Business Combination, or if a Vaso stockholder votes in favor of the adoption of the Business Combination Agreement or effectively withdraws his, her or its demand for appraisal, then the right of that Vaso stockholder to appraisal will cease and that Vaso stockholder will be entitled to receive the consideration for his, her or its shares of Vaso capital stock pursuant to the Business Combination Agreement. A holder, who has not commenced and appraisal proceeding or joined that proceeding as a named party may withdraw his or her demand for appraisal by delivering to Vaso a written withdrawal of his or her demand for appraisal and acceptance of the Business Combination, except that any such attempt to withdraw made more than 60 days after the effective date of the Business Combination will require the written approval of Vaso. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Business Combination within 60 days after the effective date of the Business Combination.

The preceding discussion is not a complete statement of the law pertaining to appraisal rights under Section 262 and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached hereto as Annex  D.

ALL VASO STOCKHOLDERS THAT DO NOT WISH TO VOTE IN FAVOR OF THE ADOPTION OF THE BUSINESS COMBINATION AGREEMENT AND THE APPROVAL OF THE BUSINESS COMBINATION, AND WISH TO EXERCISE APPRAISAL RIGHTS PURSUANT TO THE DGCL OR THAT WISH TO PRESERVE THEIR RIGHT TO DO SO SHOULD CAREFULLY REVIEW ANNEX D, SINCE FAILURE TO COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

VASO STOCKHOLDERS CONSIDERING SEEKING APPRAISAL SHOULD BE AWARE THAT THE FAIR VALUE OF THEIR RESPECTIVE SHARES AS DETERMINED UNDER SECTION 262 COULD BE MORE THAN, THE SAME AS OR LESS THAN THE MERGER CONSIDERATION THEY WOULD RECEIVE PURSUANT TO THE BUSINESS COMBINATION AGREEMENT IF THEY DID NOT SEEK APPRAISAL OF THEIR RESPECTIVE SHARES. VASO STOCKHOLDERS WHO PERFECT THEIR APPRAISAL RIGHTS AND WHO DO NOT SUBSEQUENTLY EFFECTIVELY WITHDRAW OR OTHERWISE LOSE THEIR APPRAISAL RIGHTS WILL BE ENTITLED TO NO CONSIDERATION UNDER THE BUSINESS COMBINATION AGREEMENT.

FAILURE TO COMPLY STRICTLY WITH ALL OF THE PROCEDURES SET FORTH IN SECTION 262 WILL RESULT IN THE LOSS OF A VASO STOCKHOLDER’S STATUTORY APPRAISAL RIGHTS THEREUNDER. CONSEQUENTLY, ANY VASO STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IS URGED TO CONSULT LEGAL COUNSEL.

Proxy Solicitation

Achari is soliciting proxies on behalf of the Achari Board. This solicitation is being made by mail but also may be made by telephone or virtually. Achari and its directors, officers and employees may also solicit proxies virtually, by telephone or by other electronic means. Achari will bear all of the costs of the solicitation, which Achari estimates will be approximately $10,000 in the aggregate plus out-of-pocket expenses. Achari has engaged Morrow Sodali LLC to assist in the solicitation of proxies. If you have any questions regarding the accompanying joint proxy statement/prospectus, you may contact Morrow Sodali LLC, Achari’s proxy solicitor, by calling (203) 658-9400 (call collect) or (800) 662-5200 (call toll-free) or by emailing AVHI.info@investor.morrowsodali.com.

Achari will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their respective principals and to obtain their authority to execute proxies and voting instructions. Achari will reimburse them for their respective reasonable expenses.

If a stockholder grants a proxy, it may still vote its shares virtually if it revokes its proxy before the Stockholders’ Meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “Revoking Your Proxy; Changing Your Vote”.

Householding

The SEC has adopted a rule concerning the delivery of annual reports and joint proxy statements. It permits Achari, with your permission, to send a single notice of meeting and, to the extent requested, a single copy of this joint proxy statement/prospectus to any household at which two or more Achari stockholders reside if they appear to be members of the same family. This rule is called “householding”, and its purpose is to help reduce printing and mailing costs of proxy materials.

A number of brokerage firms have instituted householding for shares held in “street name”. If you and members of your household have multiple accounts holding shares of common stock of Achari, you may have received a householding notification from your broker. Please contact your broker directly if you have questions, require additional copies of this joint proxy statement/prospectus or wish to revoke your decision to household. These options are available to you at any time.

No Additional Matters May Be Presented at the Stockholders’ Meeting

The Stockholders’ Meeting has been called only to consider the approval of the Proposals. Under the Current Charter, no other matters may be considered at the Stockholders’ Meeting if they are not included in this joint proxy statement/prospectus, which serves as the notice of the Stockholders’ Meeting.

Who Can Answer Your Questions About Voting Your Shares and Public Warrants?

If you are a holder of Achari’s shares of common stock and have any questions about how to vote or direct a vote in respect of your securities, you may call Morrow Sodali LLC, the proxy solicitor for Achari by telephone at (203) 658-9400 (call collect) or (800) 662-5200 (call toll-free) or by sending an email to AVHI.info@investor.morrowsodali.com.

We will pay Morrow Sodali LLC a fee of approximately $10,000 plus disbursements, reimburse them for reasonable out-of-pocket expenses and indemnify them and their affiliates against certain claims, liabilities, losses, damages and expenses. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of our common stock for their respective expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

PROPOSAL 1: THE BUSINESS COMBINATION PROPOSAL

Achari is asking its stockholders to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. Stockholders should carefully read this joint proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Please see the subsection entitled “The Business Combination Agreement” below, for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read the Business Combination Agreement in its entirety before voting on this Proposal.

We may complete the Business Combination only if it is approved by holders of sixty-five percent of the outstanding SPAC Shares (as that is the threshold required to approve the Charter Amendment Proposals). If any of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal fails to receive the required Achari stockholder approval, the Business Combination will not be completed.

The Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement and the related agreements. Achari’s stockholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination — Proposal — The Business Combination Agreement” are defined in the Business Combination Agreement.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision.

General Description of the Business Combination Agreement and Post-Closing Organizational Structure

On December 6, 2023, Achari entered into the Business Combination Agreement with Merger Sub and Vaso.

In the Business Combination to be undertaken pursuant to the Business Combination Agreement, (i) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock of Vaso; and (ii) each share of common stock of Vaso, excluding any dissenting shares and any Vaso Shares held immediately prior to the Effective Time by Vaso as treasury stock, issued and outstanding as of immediately prior to the Effective Time, shall be automatically cancelled and extinguished and converted into the right to receive a number of shares of Achari’s common stock in accordance with an exchange ratio equal to (i) the quotient of (a) $176,000,000, divided by (b) the fully-diluted shares of Vaso common stock outstanding on the date of the calculation, divided by (ii) $10.00 (which assumes the Reverse Stock Split is not implemented, as further described herein).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the Parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement, including by the underlying disclosure schedules (the “Schedules”), which are not filed publicly and are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the Parties rather than establishing matters as facts. We do not believe that the Schedules contain information that is material to an investment decision.

Additionally, the representations and warranties of the Parties may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this joint proxy statement/prospectus. Accordingly, no person or entity should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this joint proxy statement/prospectus as characterizations about the actual state of facts of the Parties.

Organizational Structure Following the Business Combination

The diagram below depicts a simplified version of our organizational structure immediately following the completion of the Business Combination.

____________

(1)      Assumes that no redemptions will occur in connection with the Business Combination. The ownership of the Public Stockholders, the Sponsor and the Vaso Stockholders of Vaso Holding Corporation will be approximately (i) 1.3%, 4.0% and 94.6%, respectively, if 20% of the Public Shares are redeemed, (ii) 1.0%, 4.0% and 95.3% if 40% of the Public Shares are redeemed, (iii) 0.7%, 4.0% and 95% if 60% of the Public Shares are redeemed, (iv) 0.3%, 4.1% and 95.6% if 80% of the Public Shares are redeemed and (v) 0%, 4.2% and 95.9% if all of the Public Shares are redeemed

          Only Class A Common Stock of Vaso Holding Corporation will be issued upon consummation of the Business Combination. As a result, the percentages of ownership of Vaso Holding Corporation equal both voting and economic ownership percentages. Such voting and economic percentages will change if additional shares of Class A Common Stock are issued (up to 100,000,000 of which are authorized and, assuming no redemptions, 18,659,010 shall be issued), any shares of Class B Common Stock (of which 10,000,000 shall be authorized and none shall be issued. If issued, each share of Class B Common Stock shall have 100 votes for each share of Class A Common Stock. Please note that at any point following the Effective Time, we may issue Class B Common Stock upon authorization from our board of directors and without the need for further stockholder approval.) are issued and any shares of preferred stock (of which 1,000,000 shall be authorized and none shall be issued). No series of preferred stock has been designated, and we do not know what the voting power or other terms will be if a series of preferred stock is ever designated.

Merger Consideration

The Merger Consideration to be received by Vaso security holders from Achari at the Closing will equal $176,000,000. Such consideration shall be paid entirely in shares of Common Stock with each such share valued at $10.00.

Representations and Warranties

The Business Combination Agreement contains a number of representations and warranties by each of Achari and Vaso as of the date of the Business Combination Agreement and as of the date of the Closing. Many of the representations and warranties are qualified by materiality or material adverse effect.

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Group Companies, taken as a whole, to perform their respective obligations hereunder and to consummate the Transactions; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a “Company Material Adverse Effect”, or will be considered in determining whether a “Company Material Adverse Effect” has occurred: (i) changes that are generally applicable to the industries or markets in which the Group Companies operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case, effected after the Execution Date; (iii) any failure of any Group Material Company to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood and agreed that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a “Company Material Adverse Effect” has occurred, but only to the extent otherwise permitted to be taken into account); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of God; (vi) any national or international political conditions in any jurisdiction in which the Group Companies conduct business; (vii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices, or upon any United States military installation, equipment or personnel; (viii) any consequences arising from any action or inaction by a Party taken or omitted to be taken (1) as expressly required by the terms hereof, or (2) at the express written direction of a SPAC Party; (ix) epidemics, pandemics, disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); or (x) the announcement or pendency of the Transactions; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii) and (ix) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such event, circumstance or state of facts has a disproportionate and adverse effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Group Companies operate.

“SPAC Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon (a) the business, prospects, results of operations or financial condition of the SPAC Parties, taken as a whole, or (b) the ability of the SPAC Parties, taken as a whole, to perform their respective obligations hereunder and to consummate the Transactions; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a “SPAC Material Adverse Effect”, or will be considered in determining whether a “SPAC Material Adverse Effect” has occurred: (i) changes that are generally applicable to the industries or markets in which the SPAC Parties operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case, effected after the Execution Date; (iii) any failure of any SPAC Party to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood and agreed that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a “SPAC Material Adverse Effect” has occurred, but only to the extent otherwise permitted to be taken into account); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of God, including the COVID-19 pandemic; (vi) any national or international political conditions in any jurisdiction in which the SPAC Parties conduct business; (vii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (viii) any consequences arising from any action by a Party that is expressly required by the terms hereof, or (ix) epidemics, pandemics, disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures or “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii) and (ix) may be taken into account in determining whether a “SPAC Material Adverse Effect” has occurred to the extent such event, circumstance or state of facts has a disproportionate effect on the SPAC Parties, taken as a whole, relative to other comparable entities operating in the industries or markets in which the SPAC Parties operate.

Certain of the representations and warranties are subject to specified exceptions and qualifications contained in the Business Combination Agreement or in information provided pursuant to certain Schedules. The representations and warranties made by Achari and Vaso are customary for the Business Combination.

Covenants of the Parties

Each Party agreed in the Business Combination Agreement to use its reasonable best efforts to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Business Combination Agreement. The Business Combination Agreement also contains certain customary covenants by each of the Parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms (the “Pre-Closing Period”), including, but not limited to, (1) Achari using its reasonable best efforts to ensure the SPAC Shares and the SPAC Warrants continue to be listed on the Stock Exchange, (2) Achari using its reasonable best efforts to (i) take all customary actions necessary to continue to qualify as an “emerging growth company” within the meaning of the JOBS Act; and (ii) not take any action that, in and of itself, would cause Achari to not qualify as an “emerging growth company” within the meaning of the JOBS Act, (3) each of Vaso and Achari using their collective reasonable best efforts to have filed or furnished (as applicable) all forms, reports, schedules, statements and other documents required to be filed or furnished by each of them with or to the SEC under the Securities Act or the Exchange Act, (4) Achari using its reasonable best efforts to cause the SPAC New Shares to be issued in connection with the Transactions to be approved for listing on the Stock Exchange, including by submitting, prior to the Closing, an initial listing application with the Stock Exchange (the “Stock Exchange Listing Application”) with respect to such shares, subject to official notice of issuance, (5) the provision to Achari by Vaso and its subsidiaries of access to their properties, books and records and personnel, (6) notifications to the other Parties of certain developments or other matters, (7) each Party using its reasonable best efforts to promptly file all notices, reports and other documents required to be filed by such Party with any Governmental Entity with respect to the transactions contemplated by the Business Combination Agreement, and to submit promptly any additional information requested by any such Governmental Entity, (8) Achari duly calling, giving notice of, convening and holding the SPAC Special Meeting for the purpose of considering and voting upon the SPAC Stockholder Voting Matters, (9) termination by Vaso of all liabilities and obligations of each of the Group Companies under any Affiliated Transaction (subject to exceptions), and (10) Vaso duly calling, giving notice of convening and holding the Company Special Meeting.

The Business Combination Agreement and the consummation of the Transactions require the approval of both Achari’s stockholders and Vaso’s stockholders. The Parties agreed, as promptly as practicable after the date of the Business Combination Agreement, to prepare, with Achari to file with the SEC, a registration statement on Form S-4 (as amended and/or supplemented, the “Registration Statement”) in connection with the registration under the Securities Act of the issuance of the shares of Achari common stock to be issued to Vaso’s stockholders, and containing a joint proxy statement/prospectus for the purpose of Achari soliciting proxies from the stockholders of Achari to approve the Business Combination Agreement and the transactions contemplated thereunder (the “Achari Stockholder Approval”). The Achari Stockholder Approval contemplates the approval by Achari’s stockholders of (a) the Business Combination Agreement and the Transactions, (b) the issuance of SPAC Shares or SPAC New Shares, including any SPAC Shares or SPAC New Shares to be issued in connection with the Transactions, as may be required under the Stock Exchange’s listing requirements, (c) the amendment and restatement of the Existing SPAC Charter in the form of the SPAC A&R CoI, (d) the 2024 Omnibus Incentive Plan, (e) the election or appointment of the New Vaso Directors to the Achari Board, (f) any other proposals as the SEC or the Stock Exchange (or any staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, and (g) a proposal for the adjournment of the SPAC Special Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. The SPAC A&R CoI will effectuate a change of Achari’s name to “Vaso Holding Corporation”, reflect the removal of the blank check company provisions in Achari’s charter and generally adopt terms that are more reflective of customary public company organizational documents.

Closing of the Business Combination

In accordance with the terms and subject to the conditions of the Business Combination Agreement, the Closing shall take place electronically by exchange of signature pages by email or other electronic transmission at 9:00 a.m., Eastern Time, on (a) the third business day after the conditions set forth in Article IX of the Business Combination Agreement have been satisfied, or, if permissible, waived by the party entitled to the benefit of the same (other than those conditions which, by their respective terms, are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (b) such other date and time as the Parties mutually agree in writing.

Conditions to the Closing of the Business Combination

Conditions to Obligations of Achari, Merger Sub and Vaso

The respective obligations of Achari, Merger Sub and Vaso to consummate the Business Combination are subject to the satisfaction or written waiver, as of the Closing Date, by all such parties of each of the following conditions:

•        absence of laws or orders making the Business Combination illegal or preventing, enjoining or prohibiting the consummation of the Business Combination;

•        conditional approval of Achari’s initial listing application with the Stock Exchange in connection with the Business Combination; and

•        acceptance by the Secretary of State of the State of Delaware of the certificate of merger relating to the Business Combination.

Additional Conditions to Obligations of SPAC Parties

The obligations of the SPAC Parties to consummate the transactions to be performed by them in connection with the Closing are subject to the satisfaction or written waiver by Achari, at or prior to the Closing Date, of each of the following additional conditions:

•        the representations and warranties of Vaso set forth in Article III of the Business Combination Agreement (other than Vaso’s representations and warranties regarding organization, authority, enforceability, non-contravention, capitalization, brokerage and affiliate transactions (collectively, the “Company Fundamental Representations”) and the no Company Material Adverse Effect representation and warranty in Section 3.5 of the Business Combination Agreement), in each case, without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein (other than in respect of the defined terms “Material Contract”, “Material Lease” and “Material Supplier”) and without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, being true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties being true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Company Material Adverse Effect;

•        the no Company Material Adverse Effect representation and warranty in Section 3.5 of the Business Combination Agreement being true and correct in all respects as of the Closing Date;

•        the Company Fundamental Representations (other than the representations and warranties in Section 3.3 of the Business Combination Agreement (capitalization), and without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, being true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Company Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified must be true and correct in all respects) as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Company Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified must be true and correct in all respects) as of such date), and the representations and warranties set forth in Section 3.3, without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, being true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties being true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies;

•        the covenants and agreements of Vaso to be performed or complied with on or before the Closing in accordance with the Business Combination Agreement being performed in all material respects;

•        since the date of the Business Combination Agreement, no Company Material Adverse Effect having occurred;

•        Vaso having delivered to Achari a duly executed certificate from an authorized officer of Vaso, dated as of the Closing Date, certifying, with respect to Vaso, that the conditions set forth in the bullet points immediately above have been satisfied;

•        Vaso having delivered to Achari evidence of having obtained the Requisite Company Stockholder Approval;

•        holders of not more than ten percent (10%) of the outstanding shares of Vaso common stock (as determined immediately prior to the Effective Time on a fully-diluted basis) having demanded properly and in writing, appraisal for such shares in accordance with Section 262 of the DGCL;

•        Vaso having delivered (or caused to be delivered) to Achari the various certificates, instruments and documents referred to in Section 2.6(b) of the Business Combination Agreement;

•        all consents, approvals, authorizations and notices set forth in Section 9.2(h) of the Company Disclosure Schedules having been obtained from and/or provided to the applicable Governmental Entities and/or other Persons, as applicable; and

•        all actions having been taken by Vaso that are necessary to permit the Vaso Shares and any other applicable security issued by Vaso or one or more of Vaso’s subsidiaries to cease to be quoted on the OTCQX and be de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Additional Conditions to Obligations of Vaso

The obligation of Vaso to consummate the transactions to be performed by Vaso in connection with the Closing is subject to the satisfaction or written waiver by Vaso, at or prior to the Closing Date, of each of the following conditions:

•        the representations and warranties of the SPAC Parties set forth in Article IV of the Business Combination Agreement (other than the representations and warranties of the SPAC Parties regarding organization, authority, enforceability, brokerage and capitalization (the “SPAC Parties Fundamental Representations”), in each case, without giving effect to any materiality or SPAC Material Adverse Effect qualifiers contained therein and without giving effect to any carve-outs for disclosures in the SPAC SEC Documents made publicly available on or after the Execution Date, being true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties being true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would have a SPAC Material Adverse Effect;

•        the SPAC Parties Fundamental Representations (other than the representations and warranties set forth in Section 4.9 of the Business Combination Agreement (capitalization)), in each case, without giving effect to any materiality or SPAC Material Adverse Effect qualifiers contained therein and without giving effect to any carve-outs for disclosures in the SPAC SEC Documents made publicly available on or after the Execution Date, being true and correct in all material respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all material respects as of such date), and the representations and warranties regarding capitalization of the SPAC Parties being true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties must be true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies;

•        the covenants and agreements of the SPAC Parties to be performed or complied with on or before the Closing in accordance with the Business Combination Agreement having been performed in all material respects;

•        Achari having delivered to Vaso a duly executed certificate from a director or officer of Achari, dated as of the Closing Date, certifying that the conditions set forth in the above bullet points have been satisfied;

•        Achari having delivered (or caused to be delivered) to Vaso (and, to the extent required in Section 2.6(a) of the Business Combination Agreement, to the Trustee) the various certificates, instruments and documents referred to in Section 2.6(a) of the Business Combination Agreement;

•        no SPAC Material Adverse Effect having occurred since the date of the Business Combination Agreement;

•        the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters having been obtained;

•        the SPAC Share Redemption having been completed in accordance with the terms of the Business Combination Agreement, the applicable SPAC Governing Documents and the Trust Agreement; and

•        the Unpaid SPAC Expenses not exceeding $4,500,000 (and at the time of the execution of the Business Combination Agreement, Achari estimated that without adjustments to its obligations, it would not meet this closing condition, as the Unpaid SPAC Expenses at such time totaled approximately $6.7 million, and, as of the date hereof, total approximately $8.6 million). See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement.

Limitations of Failure of a Condition

A Party may not rely on the failure of any closing condition in the Business Combination Agreement to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to cause the Closing conditions of such Party to be satisfied.

Additional Covenants of the Parties

Joint Covenants

•        to keep certain information confidential;

•        to refrain from taking any action that could reasonably be expected to prevent, impair or impede the Merger from qualifying for the Intended Tax Treatment, or if it is mutually determined that the Merger will not so qualify, to use commercially reasonable efforts to restructure the transactions contemplated in the Business Combination Agreement to so qualify; and

•        to reasonably cooperate in connection with certain tax matters and filings.

Achari Covenants

Achari made certain other covenants in the Business Combination Agreement, including:

•        to operate its business in the ordinary course of business and refrain from taking certain actions without Vaso’s written consent (not to be unreasonably withheld, conditioned or delayed) until the earlier of the Closing and the termination of the Business Combination Agreement in accordance with its terms, including any action to:

(i)        amend or otherwise modify any of its governing documents or the Trust Agreement (in each case, including by merger, consolidation or otherwise);

(ii)       withdraw any of the Trust Amount, other than as expressly permitted by the SPAC Governing Documents and the Trust Agreement;

(iii)      issue or sell, or authorize to issue or sell, any Equity Interests, or any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any Equity Interests of any SPAC Party;

(iv)      other than in connection with the SPAC Share Redemption, declare, set aside or pay any dividend or make any other distribution or return of capital (whether in cash or in kind) to any of the equityholders of any SPAC Party;

(v)       adjust, split, combine, consolidate, exchange, redeem (other than through a SPAC Share Redemption) or reclassify, or purchase or otherwise acquire, any of its Equity Interests, or otherwise change any of Achari’s Equity Interests into a different number of such Equity Interests or a different class of Equity Interests;

(vi)      (A) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, other than (x) drawing down additional Indebtedness under the existing terms of any Working Capital Loans in effect as of the date of the Business Combination Agreement in order to finance working capital needs of Achari in accordance with their respective terms, or (y) entering into new Working Capital Loans, in each case, on substantially similar terms as those in effect as of the date of the Business Combination Agreement, and in order to pay actual, documented, bona fide third party costs incurred by Achari in connection with the operation of Achari, (B) make any loans, advances or capital contributions to, or investments in, any Person, or (C) amend or modify any of its Indebtedness;

(vii)     enter into, renew, modify or revise any Contract or transaction with the Sponsor, or otherwise enter into any transaction or Contract with the Sponsor or any of its Affiliates for the payment of finder’s fees, consulting fees, monies in respect of any payment of a loan or other compensation paid by any SPAC Party to the Sponsor, any of any SPAC Party’s officers or directors or any Affiliate of the Sponsor, for services rendered prior to, or for any services rendered in connection with, the consummation of the transactions contemplated by the Business Combination Agreement;

(viii)    enter into any new line of business;

(ix)      adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(x)       acquire (including by merger, consolidation or acquisition of Equity Interests or assets or any other business combination), or enter into any negotiations to acquire, any corporation, partnership or other business organization or otherwise acquire any Equity Interests or material assets from any third party, enter into any strategic joint venture, partnership or alliance with any other Person, or make any loan or advance or investment in any third party or initiate the start-up of any new business or joint venture or form any non-wholly owned Subsidiary;

(xi)      change its jurisdiction of Tax residence;

(xii)     (x) hire any employee, or (y) adopt or enter into any employee benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, manager, director or other individual service provider of any SPAC Party (for the avoidance of doubt, other than consultants, advisors, including legal counsel or institutional service providers, engaged by Achari));

(xiii)    except as may be required by applicable Law, GAAP or any Governmental Entity with competent jurisdiction, or upon recommendation from its accountants or auditors, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(xiv)    make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income Tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with its past practices, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(xv)     commit to making or make or incur any capital commitment or capital expenditure;

(xvi)    waive, release, assign, settle or compromise any pending or threatened Proceeding or any investigations or actions by any Governmental Entity under any federal or state Antitrust Laws;

(xvii)   convert or agree to convert any Indebtedness (including Indebtedness pursuant to which any amount is owed to the Sponsor or any Affiliate thereof) into Achari warrants or other warrants; or

(xviii)  agree to or authorize or commit in writing to do any of the foregoing.

Vaso Covenants

Vaso made certain other covenants in the Business Combination Agreement, including:

•        to operate and conduct its business, and cause its subsidiaries to operate and conduct their respective business, in the ordinary course of business and use commercially reasonable efforts to maintain intact its and its subsidiaries’ respective businesses in all material respects and preserve their respective relationships with material suppliers, distributors and others with whom such Group Company has a material business relationship, except with the prior written consent of Achari (such consent not to be unreasonably conditioned, withheld or delayed), and except as required by applicable Law or as set forth in Section 5.1(a) of the Company Disclosure Schedules, and to refrain from taking (or allowing any of its subsidiaries to take) any of the following actions, except with the prior written consent of Achari (such consent not to be unreasonably conditioned, withheld or delayed) or as expressly required by applicable Law or expressly contemplated pursuant to the terms of the Business Combination Agreement or the terms of any Ancillary Agreement, or except as set forth in Section 5.1(b) of the Company Disclosure Schedules:

(i)        amend or otherwise modify any of its Governing Documents (including by merger, consolidation or otherwise);

(ii)       except as may be required by Law, GAAP or any Governmental Entity with competent jurisdiction, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(iii)      make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with the past practices of the Group Companies, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(iv)      (A) issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other Equity Interests, as applicable, except issuances of Vaso Shares pursuant to Company Restricted Share Awards listed in Section 3.3(a) of the Company Disclosure Schedules in accordance with the terms and conditions of the applicable grant agreement or other documentation evidencing the applicable grant and the applicable Company Equity Plan in effect as of the date of the Business Combination Agreement, or (B) issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other Equity Interests;

(v)       declare, set aside or pay any dividend or make any other distribution other than the payment of cash dividends or cash distributions to any Group Company;

(vi)      split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other Equity Interests, as applicable;

(vii)     (x) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness other than Indebtedness incurred in the Ordinary Course of Business; (y) make any loans, advances or capital contributions to, or investments in, any Person except in the Ordinary Course of Business; or (z) amend or modify any of its Indebtedness except in the Ordinary Course of Business;

(viii)    cancel or forgive any Indebtedness owed to any Group Company, except in the Ordinary Course of Business;

(ix)      make any capital expenditure or incur any Liabilities in connection therewith, except for expenditures made in the Ordinary Course of Business;

(x)       make or effect any material amendment or termination (other than an expiration in accordance with the terms thereof) of any Material Contract or enter into any Contract that, if entered into prior to the Execution Date, would be a Material Contract, in each case, other than in the Ordinary Course of Business;

(xi)      enter into, renew, modify or revise any Affiliated Transaction, as applicable, other than those that will be terminated at Closing;

(xii)     sell, lease, license, assign, transfer, permit to lapse, abandon or otherwise dispose of any of its properties or tangible assets that are, with respect to Vaso or any other Group Company, material to the businesses of the Group Companies, except in the Ordinary Course of Business;

(xiii)    sell, lease, license, sublicense, assign, transfer, permit to lapse, abandon or otherwise dispose of or encumber any rights under or with respect to any Intellectual Property, except for non-exclusive licenses granted in the Ordinary Course of Business, or disclose any Confidential Information or

Trade Secret to any Person except pursuant to a written agreement entered into in the Ordinary Course of Business requiring that Person to maintain the confidentiality of, and preserving all rights of the applicable Group Company in, such Confidential Information or Trade Secret;

(xiv)    adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(xv)     grant or otherwise create, or consent to the creation of, any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Property;

(xvi)    fail to maintain in full force and effect any Insurance Policies or allow any coverage thereunder to be materially reduced, except as replaced by a substantially similar insurance policy, except in the Ordinary Course of Business;

(xvii)   make, increase, decrease, accelerate (with respect to funding, payment or vesting) or grant any base salary, base wages, bonus opportunity, equity or equity-based award or other compensation or employee benefits other than (A) in the Ordinary Course of Business, (B) as required by applicable Law or pursuant to a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to Achari prior to the Execution Date, or (C) entering into any Company Employee Benefit Plan with any employee or other individual service provider hired, engaged or promoted by any of the Group Companies following the Execution Date in the Ordinary Course of Business;

(xviii)  except in the Ordinary Course of Business, pay or promise to pay, grant or fund, accelerate (with respect to payment or vesting) or announce the grant or award of any retention, sale, change-in-control or other similar bonus, severance or similar compensation or benefits, in each case, other than as required pursuant to applicable Law or a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to Achari prior to the Execution Date and is set forth in Section 3.15(a) of the Company Disclosure Schedules;

(xix)    hire or engage (other than to fill a vacancy), furlough, temporarily lay off or terminate (other than for cause) any individual with total annual compensation in excess of $250,000;

(xx)     other than as required by applicable Law, as typically carried out in the Ordinary Course of Business or as required for the annual insurance renewal for health and/or welfare benefits, establish, modify, amend, terminate, enter into, commence participation in or adopt any Company Employee Benefit Plan or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Employee Benefit Plan if in effect on the Execution Date;

(xxi)    except as required by applicable Law, negotiate, modify, extend, terminate or enter into any CBA or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Group Company;

(xxii)   waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any current or former employee or independent contractor or enter into any agreement that restricts the ability of the Group Companies, as applicable, to engage or compete in any line of business in any respect material to any business of the Group Companies, as applicable;

(xxiii)  buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course of Business, or (B) other assets in an amount not to exceed $200,000 individually or $500,000 in the aggregate;

(xxiv)  make any material change to any of its cash management practices, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xxv)   amend, extend, renew, terminate or modify, in any material respect (excluding extensions, amendments and renewals effectuated in the Ordinary Course of Business), any Material Lease or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property (other than, in each case, the entering into, amending, modifying or revising of leases for future locations of one or more Group Companies on terms substantially consistent with market standard terms); or

(xxvi)  implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice or other obligations under the WARN Act.

Termination

The Business Combination Agreement may be terminated and the transactions contemplated thereby (including the Business Combination) abandoned at any time prior to the Closing by:

•        mutual written agreement of Vaso and Achari;

•        either Vaso or Achari by written notice to the other if any Governmental Entity has enacted any Law which has become final and non-appealable and has the effect of making the consummation of the transactions contemplated by the Business Combination Agreement illegal, or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated by the Business Combination Agreement; provided, however, that the right to terminate the Business Combination Agreement pursuant to the foregoing shall not be available to any Party whose breach of any representation, warranty, covenant or agreement therein results in or is the primary cause of such final, non-appealable Law or Order;

•        either Vaso or Achari by written notice to the other if the consummation of the transactions contemplated by the Business Combination Agreement shall not have occurred on or before May 30, 2024, which date shall be extended automatically for up to thirty (30) days to the extent the Parties are continuing to work in good faith toward the Closing (as may be extended, the “Outside Date”); provided that the right to terminate the Business Combination Agreement pursuant to the foregoing shall not be available to any Party then in material breach of any of its representations, warranties, covenants or agreements under the Business Combination Agreement, and such material breach is the primary cause of or has resulted in the failure of the consummation of the transactions contemplated by the Business Combination Agreement on or before the Outside Date;

•        Vaso by written notice to Achari, if any SPAC Party breaches in any material respect any of its representations or warranties contained in the Business Combination Agreement or breaches or fails to perform in any material respect any of its covenants contained in the Business Combination Agreement, which breach or failure to perform (i) would render a condition precedent to Vaso’s obligation to consummate the transactions contemplated by the Business Combination Agreement set forth in Section 9.3(a) or Section 9.3(b) thereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Achari by Vaso, cannot be cured or has not been cured by the earlier of (x) the Outside Date, and (y) thirty (30) Business Days after receipt by Achari of such written notice and Vaso has not waived in writing such breach or failure; provided, however, that the right to terminate the Business Combination Agreement pursuant to the foregoing shall not be available to Vaso if any Group Company is then in material breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement;

•        Achari by written notice to Vaso, if any Group Company breaches in any material respect any of its representations or warranties contained in the Business Combination Agreement or any Group Company breaches or fails to perform in any material respect any of its covenants contained in the Business Combination Agreement, which breach or failure to perform (i) would render a condition precedent to the SPAC Parties’ obligations to consummate the transactions contemplated by the Business Combination Agreement set forth in Section 9.2(a) or Section 9.2(b) thereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to Vaso by Achari, cannot be cured or has not been cured by the later of (x) the Outside Date, and (y) thirty (30)

Business Days after the delivery of such written notice (in the case of clause (B), the Outside Date, as applicable, shall automatically be extended until the end of such thirty (30) Business Day period, but in no event on more than one (1) occasion) and Achari has not waived in writing such breach or failure; provided, however, that the right to terminate the Business Combination Agreement pursuant to the foregoing shall not be available to Achari if any SPAC Party is then in breach of any representation, warranty, covenant or agreement contained in the Business Combination Agreement and such breach would give rise to a failure of any condition to Vaso’s obligations to consummate the transactions contemplated by the Business Combination Agreement set forth in Section 9.3(a) or Section 9.3(b) thereof;

•        Vaso, at any time prior to receipt of the Requisite Company Stockholder Approval, in order for Vaso to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to applicable terms and conditions of, Section 6.15(d) of the Business Combination Agreement;

•        Achari, if (i) the Requisite Company Stockholder Approval shall not have been obtained by Vaso with evidence thereof delivered to Achari by the Requisite Approval Deadline (or the Requisite Company Stockholder Approval is, at any time, no longer valid or is otherwise revoked or rescinded at any time), (ii) the Additional Support List shall not have been obtained by Vaso and delivered to Achari by the Company Support Deadline, or if any Company Support Agreement is, at any time, revoked or rescinded, or (iii) the Company Special Meeting is held and the Requisite Company Stockholder Approval is not obtained at such Company Special Meeting;

•        Vaso, if (i) the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters shall not have been obtained by Achari with evidence thereof delivered to Vaso by the Requisite Approval Deadline (or the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is, at any time, no longer valid or is otherwise revoked or rescinded at any time), or (ii) the SPAC Special Meeting is held and the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is not obtained at such SPAC Special Meeting;

•        Vaso, if the SPAC Shares are de-listed from the Stock Exchange prior to the Closing Date;

•        Vaso, if the estimated amount of the Unpaid SPAC Expenses in the statement delivered pursuant to Section 6.19 of the Business Combination Agreement exceeds $4,500,000 (and at the time of the execution of the Business Combination Agreement, Achari estimated that without adjustments to its obligations, it would not meet this closing condition, as the Unpaid SPAC Expenses at such time totaled approximately $6.7 million, and, as of the date hereof, total approximately $8.3 million). See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement”; or

•        Achari, if the Fairness Opinion has been withdrawn, revoked or modified after the date of the Business Combination Agreement.

No Survival of Representations and Warranties or Pre-Closing Covenants

None of the representations, warranties, covenants or agreements set forth in the Business Combination Agreement or in any ancillary agreement, certificate or letter of transmittal delivered pursuant to the Business Combination Agreement, including any rights arising out of any breach of such representations, warranties, covenants or agreements, will survive the Closing, in each case, except for those covenants and agreements that by their respective terms contemplate performance after the Closing, and then only with respect to the period following the Closing (including any breaches occurring after the Closing), shall survive until 30 days following the date of expiration of the obligation of the applicable Party under such covenant or agreement.

Governing Law

The Business Combination Agreement is governed by New York law and the Parties are subject to exclusive jurisdiction of federal and state courts located in New York County in the State of New York.

Fees and Expenses

Each Party is responsible for its own fees and expenses in connection with the Business Combination; provided that, if the Closing occurs, then Vaso shall pay, or cause to be paid up to $2,500,000 of all Unpaid SPAC Expenses if the Closing occurs, the post-Business Combination company will bear and pay all unpaid Vaso expenses and unpaid Achari expenses (including unpaid expenses not directly related to the Business Combination) up to $2,500,000 (including unpaid expenses not directly related to the Business Combination). If Vaso pays, or causes to be paid, more than $2,250,000 of Unpaid SPAC Expenses, then up to the next $250,000 of Unpaid SPAC Expenses in addition to any additional SPAC Expenses that accrue (including for the avoidance of doubt any SPAC Expenses that should have been disclosed pursuant to the Business Combination Agreement but were not so disclosed) after the Closing until the end of the Restrictive Periods (as defined in the Put Option Agreement), shall (A) be repaid from the sale of the Achari Put Option Shares, (B) reduce, on a dollar-for-dollar basis the proceeds to be paid to the Sponsor pursuant to the Initial Achari Put Options (as defined in the Put Option Agreement), and (C) reduce, on a dollar-for-dollar basis the proceeds to be paid to the Sponsor pursuant to the Second Achari Put Options (as defined in the Put Option Agreement). Although Vaso can terminate the Business Combination Agreement if Unpaid SPAC Expenses exceeded $4,500,000, if the Business Combination Agreement were not terminated and Unpaid SPAC Expenses exceeded $4,500,000 then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be further reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00. The Put Option Agreement contains additional provisions regarding Unpaid SPAC Expenses.

The Business Combination Agreement also provides that if the consummation of the transactions contemplated under the Business Combination Agreement have not occurred on or before the Outside Date, then the non-terminating party shall pay to the terminating party an amount equal to $600,000; provided that such $600,000 shall only be payable by the non-terminating party to the terminating party if (x) the terminating party has satisfied all of its conditions to Closing as of such termination date (other than those which are to be satisfied on the Closing Date but which are reasonably expected to be able to be satisfied), and (y) the non-terminating party has not satisfied its conditions to Closing as of such termination date (other than those which are to be satisfied on the Closing Date but which are reasonably expected to be able to be satisfied).

Furthermore, Vaso shall pay Achari a termination fee of $5.28 million if (i) Vaso breaches certain of its covenants as set forth in the Business Combination Agreement and Achari terminates the Business Combination Agreement, (ii) Vaso terminates the Business Combination Agreement in order for it to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.15(d) of the Business Combination Agreement, or (iii) the Company Special Meeting is held and the Requisite Company Stockholder Approval is not obtained at such Company Special Meeting and Achari terminates the Business Combination Agreement. Achari shall be required to pay a $5.28 million termination fee to Vaso if the SPAC Special Meeting is held and the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is not obtained at such SPAC Special Meeting and Vaso terminates the Business Combination Agreement.

Ownership of Achari (to be Renamed “Vaso Holding Corporation”) Immediately Following Completion of the Business Combination

As of the date of this joint proxy statement/prospectus, there are issued and outstanding (i) 2,809,010 SPAC Shares, comprised of 309,010 SPAC Shares held by Public Stockholders and 2,500,000 Founder Shares (to be reduced to 750,000 Founder Shares upon the completion of the Business Combination), (ii) 10,000,000 Public Warrants, and (iii) 7,133,333 Private Placement Warrants (to be reduced to 1,000,000 Private Placement Warrants at the time of the completion of the Business Combination). Each whole Public Warrant and each whole Private Placement Warrant entitles the holder thereof to purchase three quarters of one SPAC Share for $11.50 per share and, following the completion of the Business Combination, will entitle the holder thereof to purchase three quarters of one share of Common Stock; provided, however, that, in each case, the warrants may be exercised only for a whole number of shares. In connection with the completion of the Business Combination, each then-issued and outstanding SPAC Share will be exchanged for a share of Class A Common Stock, on a one-for-one basis. In addition, as of July 16, 2024, there was approximately $3,560,520 in the Trust Account.

Issued and Outstanding Ownership upon Closing

The following tables show share ownership following the Business Combination if (A) the Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. Each such table also summarizes the dilutive effect and the pro forma ownership of Class A Common Stock following the completion of the Business Combination based on the varying levels of Redemptions by the Public Stockholders. The following tables also summarize the dilutive effect and the pro forma ownership of Class A Common Stock following the completion of the Business Combination based on the varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to stockholders of Vaso in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) pursuant to the Business Combination Agreement, at Closing, all Vaso Restricted Share Awards, to the extent they are outstanding immediately prior to Closing, will automatically vest in full and be converted into the right to receive a number of Class A Common Shares as set forth on the Allocation Schedule F. If the actual facts are different than these assumptions, the ownership percentages in Achari (which, as of the completion of the Business Combination, will be renamed “Vaso Holding Corporation”) will be different.

The scenarios depicted below are for illustrative purposes only, as the actual number of Redemptions by the Public Stockholders is not able to be known prior to the Redemption Deadline, and we do not anticipate that the ratio for the Reverse Stock Split will be decided prior to the Special Meeting.

(A)    If there is no Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	17,600,000	94.3%	17,600,000	94.6%	17,600,000	95.0%	17,600,000	95.3%	17,600,000	95.6%	17,600,000	95.9%
Achari Public Stockholders	309,010	1.7%	247,208	1.3%	185,406	1.0%	123,604	0.7%	61,802	0.3%	—	0.0%
Sponsor Founder Shares(8)	750,000	4.0%	750,000	4.0%	750,000	4.0%	750,000	4.1%	750,000	4.1%	750,000	4.1%
Total Shares of Common Stock	18,659,010	100%	18,597,208	100%	18,535,406	100%	18,473,604	100%	18,411,802	100%	18,350,000	100%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	11,733,333	94.3%	11,733,333	94.6%	11,733,333	95.0%	11,733,333	95.3%	11,733,333	95.6%	11,733,333	95.9%
Achari Public Stockholders	206,007	1.7%	164,805	1.3%	123,604	1.0%	82,403	0.7%	41,201	0.3%	—	0.0%
Sponsor Founder Shares(8)	500,000	4.0%	500,000	4.0%	500,000	4.0%	500,000	4.1%	500,000	4.1%	500,000	4.1%
Total Shares of Common Stock	12,439,340	100%	12,398,138	100%	12,356,937	100%	12,315,736	100%	12,274,534	100%	12,333,333	100%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	8,800,000	94.3%	8,800,000	94.6%	8,800,000	95.0%	8,800,000	95.3%	8,800,000	95.6%	8,800,000	95.9%
Achari Public Stockholders	154,505	1.7%	123,604	1.3%	92,703	1.0%	61,802	0.7%	30,901	0.3%	—	0.0%
Sponsor Founder Shares(8)	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.1%	375,000	4.1%
Total Shares of Common Stock	9,329,505	100%	9,298,604	100%	9,267,703	100%	9,236,802	100%	9,205,901	100%	9,175,000	100%

____________

(1)      Represents ownership based on assumed actual shares issued and outstanding at the Closing. All percentages will be diluted if any Public Warrants or Private Placement Warrants are exercised.

Notwithstanding the number of Redemptions, the deferred underwriting commissions of $3,500,000 in connection with the IPO will remain constant and be released to the underwriters only upon completion of the Business Combination. Achari anticipates that there will be approximately $3,560,520 in the Trust Account (including accrued interest and net of estimated taxes) as of July 31, 2024. Accordingly, assuming that the Business Combination occurs on July 31, 2024, the deferred underwriting commissions will equal 98% of the cash remaining in the Trust Account if there are no Redemptions, 123% if there are 20% Redemptions, 164% if there are 40% Redemptions, 246% if there are 60% Redemptions, 492% if there are 80% Redemptions and an incalculable percentage if there are 100% Redemptions.

(2)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(3)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(7)      Assumes that all SPAC Shares held by Public Stockholders are redeemed.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

For additional information regarding assumptions incorporated into the information presented above, see the sections titled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

(9)      Represents Founder Shares held by the Sponsor. Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of common stock held by the Sponsor and may be deemed to beneficially own such Founder Shares. Other than as set forth herein, no affiliates of the Sponsor own equity of Achari.

For additional information regarding beneficial ownership, see the section titled “Beneficial Ownership of Securities”.

The voting percentages set forth above were calculated based on the assumptions set forth above and do not take into account (i) Public Warrants and Private Placement Warrants that will remain outstanding immediately following the completion of the Business Combination and may be exercised thereafter, and (ii) the issuance of any shares upon completion of the Business Combination under the 2024 Equity Incentive Plan, but do include the Founder Shares, which, upon the completion of the Business Combination, will convert into shares of Class A Common Stock under the terms of the Business Combination. For more information, please see the sections entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

If the actual facts are different than the assumptions set forth above, the voting percentages set forth above will be different. For example, there are currently outstanding an aggregate of 17,133,333 warrants (pre-Reverse Stock Split), each to acquire three quarters of one SPAC Share, which are comprised of 10,000,000 Public Warrants (pre-Reverse Stock Split) and 7,133,333 Private Placement Warrants (pre-Reverse Stock Split) to be reduced to 1,000,000 Private Placement Warrants (pre-Reverse Stock Split) at the time of the completion of the Business Combination. Following the Closing, each of these warrants will entitle the holder thereof to purchase three quarters of one share of Class A Common Stock at an exercise price of $11.50 per share (pre-Reverse Stock Split) on the terms and conditions set forth in the applicable warrant agreement; provided, however, that the warrants may be exercised only for a whole number of shares. If we assume that each outstanding warrant is exercised and three quarters of one share of Class A Common Stock is issued as a result of such exercise, with payment to Achari of the exercise price of $11.50 per share (pre-Reverse Stock Split), in cash, the fully-diluted share capital of Achari would increase by a total of 8,250,000 shares (pre-Reverse Stock Split), with approximately $94,875,000 paid to Achari to exercise the warrants.

Fully-Diluted Ownership upon Closing

If effected, as of the Effective Time, the Reverse Stock Split will effect, on a proportionate basis, in accordance with the to be determined ratio of the Reverse Stock Split, the number of Public Warrants, Private Placement Warrants, the number of shares of Class A common Stock into which they may be exercised and the exercise price of such Warrants. For example, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Public Warrants would decrease from 10,000,000 Public Warrants exercisable into 7,500,000 shares of Class A Common Stock at $11.50 per share to 6,666,667 shares exercisable into 5,000,000 shares of Class A Common Stock at $17.25 per share. Likewise, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Private Placement Warrants would decrease from 7,133,333 Private Placement Warrants exercisable into 5,349,750 shares of Class A Common Stock at $11.50 per share to 4,755,555 shares exercisable into 3,566,666 shares of Class A Common Stock at $17.25 per share. However, please note the aggregate exercise of the Public Warrants and the Private Warrants would not change as a result of the Reverse Stock Split.

The following tables show share ownership following the Business Combination if (A) a Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also summarize the dilutive effect and the pro forma ownership of Common Stock of Achari following the completion of the Business Combination based on varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 shares of Class A Common Stock are issued to Vaso stockholders in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) the price of the shares of Class A Common Stock reaches $11.50 (as may be proportionately adjusted for the Reverse Stock Split, if any). The following table includes the Public Warrants and Private Placement Warrants, which will be exercisable for 8,250,000 shares of Class A Common Stock (as proportionately adjusted for the Reverse Stock Split scenarios set out below) following the consummation of the Business Combination.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	17,600,000	65.4%	17,600,000	65.6%	17,600,000	65.7%	17,600,000	65.9%	17,600,000	66.0%	17,600,000	66.2%
Achari Public Stockholders	309,010	1.1%	247,208	0.9%	185,406	0.7%	123,604	0.5%	61,802	0.2%	—	0.0%
Public Warrants	7,500,000	27.9%	7,500,000	27.9%	7,500,000	28.0%	7,500,000	28.1%	7,500,000	28.1%	7,500,000	28.2%
Private Placement Warrants(7)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Sponsor Founder Shares(8)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Total Shares of Common Stock	26,909,010	100%	26,847,208	100%	26,785,406	100%	26,723,604	100%	26,661,802	100%	26,600,000	100%
Total Sponsor Ownership with converted warrants	1,500,000	5.6%	1,500,000	5.65%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	11,733,333	65.4%	11,733,333	65.6%	11,733,333	65.7%	11,733,333	65.9%	11,733,333	66.0%	11,733,333	66.2%
Achari Public Stockholders	206,007	1.1%	164,805	0.9%	123,604	0.7%	82,403	0.5%	41,201	0.2%	—	0.0%
Public Warrants	5,000,000	27.9%	5,000,000	27.9%	5,000,000	28.0%	5,000,000	28.1%	5,000,000	28.1%	5,000,000	28.2%
Private Placement Warrants(7)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Sponsor Founder Shares(8)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Total Shares of Common Stock	17,939,340	100%	17,898,138	100%	17,856,937	100%	17,815,736	100%	17,774,534	100%	17,733,333	100%
Total Sponsor Ownership with converted warrants	1,000,000	5.6%	1,000,000	5.65%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	8,800,000	65.4%	8,800,000	65.6%	8,800,000	65.7%	8,800,000	65.9%	8,800,000	66.0%	8,800,000	66.2%
Achari Public Stockholders	154,505	1.1%	123,604	0.9%	92,703	0.7%	61,802	0.5%	30,901	0.2%	—	0.0%
Public Warrants	3,750,000	27.9%	3,750,000	27.9%	3,750,000	28.0%	3,750,000	28.1%	3,750,000	28.1%	3,750,000	28.2%
Private Placement Warrants(7)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Sponsor Founder Shares(8)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Total Shares of Common Stock	13,454,505	100%	13,423,604	100%	13,392,703	100%	13,361,802	100%	13,330,901	100%	13,300,000	100%
Total Sponsor Ownership with converted warrants	750,000	5.6%	750,000	5.65%	750,000	5.6%	750,000	5.6%	750,000	5.6%	750,000	5.6%

____________

(1)      Assumes that no SPAC Shares are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      Represents 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination, with each such whole warrant entitling the holder thereof to purchase three quarters of one SPAC Share.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

Share ownership presented in the table above is only presented for illustrative purposes and is based on a number of assumptions. Achari cannot predict how many of its Public Stockholders will exercise their respective right to have their respective Public Shares redeemed for cash. Public Stockholders that do not elect to redeem their respective Public Shares will experience dilution as a result of the Business Combination. The Public Stockholders currently own approximately 11% of the outstanding SPAC Shares, assuming that no warrants have been exercised, and 71% on a fully-diluted basis. As noted in the above table, if no Public Stockholders redeem their respective Public Shares in connection with the Business Combination, the Public Stockholders will go from owning approximately 71% of the SPAC Shares on a fully-diluted basis prior to the Business Combination to owning 29% of the total shares of Common Stock on a fully-diluted basis. The Public Stockholders will own approximately 1.7%, 1.3%, 1.0%, 0.7%, 0.6% and 0.0% (assuming no warrants have been exercised) and 29.0%, 28.8%, 28.7%, 28.6%, 28.3% and 28.2% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively. The Sponsor will own approximately 2.8%, 2.8%, 2.8%, 2.8% and 2.8% (assuming no warrants have been exercised) and 5.6%, 5.6%, 5.6%, 5.6%, 5.6% and 5.6% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively.

Per Share Valuations upon Closing

If effected, the Reverse Stock Split will affect the per share value of the Class A Common Stock immediately following the Business Combination. The following tables show share ownership following the Business Combination if (A) there is no Reverse Stock Split, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. The following tables also demonstrate the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming Public Stockholders in no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenarios and assumes that (i) the Reverse Stock Split does not occur, unless specifically noted and (ii) the Sponsor’s ownership of common stock is not reduced to below 750,000 shares (pre-Reverse Stock Split) of Class A common stock pursuant to the terms of the Put Option Agreement. Public Stockholders will experience additional dilution to the extent additional shares are issued after the Closing.

(A) If there is no Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	309,010	$10.00	247,208	$10.00	185,406	$10.00	123,604	$10.00	61,802	$10.00	—	$10.00
Vaso Public Shares	17,600,00	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00
Sponsor Founder Shares(8)	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00
Total Shares at Closing	18,659,010		18,597,208		18,535,406		18,473,604		18,411,802		18,350,000
Adding:
Shares underlying Private Warrants(7)	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61
Shares underlying Public Warrants(9)	7,500,000	$6.93	7,500,000	$6.93	7,500,000	$6.92	7,500,000	$6.91	7,500,000	$6.91	7,500,000	$6.90

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	206,007	$6.67	164,805	$6.67	123,604	$6.67	82,403	$6.67	41,201	$6.67	—	$6.67
Vaso Public Shares	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67
Sponsor Founder Shares(8)	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67
Total Shares at Closing	12,439,340		12,398,138		12,356,937		12,315,736		12,274,534		12,233,333
Adding:
Shares underlying Private Warrants(7)	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.40
Shares underlying Public Warrants(9)	5,000,000	$4.62	5,000,000	$4.62	5,000,000	$4.61	5,000,000	$4.61	5,000,000	$4.60	5,000,000	$4.60

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	154,505	$5.00	123,604	$5.00	92,703	$5.00	61,802	$5.00	30,901	$5.00	—	$5.00
Vaso Public Shares	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00
Sponsor Founder Shares(8)	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00
Total Shares at Closing	9,329,505		9,298,604		9,267,703		9,236,802		9,205,901		9,175,000
Adding:
Shares underlying Private Warrants(7)	375,000	$4.81	375,000	$4.81	375,000	$4.81	375,000	$4.80	375,000	$4.80	375,000	$4.80
Shares underlying Public Warrants(9)	3,750,000	$3.47	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.45	3,750,000	$3.45

____________

(1)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      The per share calculations represent the total shares at closing plus dilution from the assumed exercise of the 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination. Assumes the exercise of such 1,000,000 Private Warrants (pre-Reverse Stock Split) and that no Public Warrants are exercised. Does not account for any proceeds being paid in connection with the exercise of the Private Warrants.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

(9)      Assumes the exercise of all Public Warrants and Private Warrants (as reduced to 1,000,000 Private Warrants (pre-Reverse Stock Split) per note (7)) are exercised. Does not account for any proceeds being paid in connection with the exercise of the Public Warrants and the Private Warrants.

(10)    Based on a post-transaction equity value of approximately $186,590,100 in the No Redemptions Scenario, $185,972,080 in the 20% Redemptions Scenario, $185,354,060 in the 40% Redemptions Scenario, $184,736,040 in the 60% Redemptions Scenario, $184,118,020 in the 80% Redemptions Scenario and $183,500,000 in the 100% Redemptions Scenario, and assuming an ascribed value per share of $10.00 (in each case excluding shares underlying private and public warrants and after transaction costs).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof or include any additional agreements to be entered into pursuant to the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements. Achari’s stockholders and other interested parties are urged to read such Related Agreements in their entirety.

Put Option Agreement

The Put Option Agreement governs the transfer and exercise of put options for certain shares and provides a framework for the transfer and exercise of these put options, outlining specific conditions and procedures for their exercise. The Sponsor will then gain the right to put to the post-Business Combination company up to 750,000 SPAC New Shares at $8.00 per share. If the Closing occurs, then Vaso shall pay, or cause to be paid up to $4,500,000 of all Unpaid SPAC Expenses. If Vaso pays, or causes to be paid, between $2,250,000 and $4,500,000 of Unpaid SPAC Expenses, then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount divided by $8.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be reduced from 750,000 by a number of shares equal to the quotient of the excess amount divided by $8.00. Additionally, although Vaso can terminate the Business Combination Agreement if Unpaid SPAC Expenses exceeded $4,500,000, if the Business Combination Agreement were not terminated then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be further reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00. The holders of such options may exercise them in certain periods: the initial put exercise period, which shall begin 12 months after the consummation of the Business Combination and end three months thereafter, and the second put exercise period, which shall begin three months after the start of the initial put exercise period and end three months thereafter. During these periods, they can sell up to 50% of the put option shares to Achari, with unexercised options expiring at the end of each period. The Sponsor retains sole responsibility for any cash proceeds resulting from exercising these options. If market conditions permit, (i) the holders of Achari put option shares may sell these shares prior to the expiration of the lock-up period described in the Put Option Agreement, and (ii) the post-Business Combination company may require the mandatory sale to Achari of Achari put option shares.

Sponsor Letter Agreement

The Sponsor Letter Agreement outlines the transfer of Founder Shares and Private Placement Warrants by the Sponsor to Achari, and also provides for guidelines of restrictions and agreements regarding voting, redemption and disposition of these securities. Pursuant to the Sponsor Letter Agreement, the Sponsor is to return 1,750,000 Founder Shares and 6,133,000 Private Placement Warrants to Achari at the time of the Business Combination. The agreement also includes representations and warranties by the parties involved and conditions for termination in compliance with the Business Combination Agreement.

Company Support Agreement

Concurrently with the execution of the Business Combination Agreement, Achari, Vaso and certain security holders of Vaso entered into a Company Support Agreement, pursuant to which such security holders agreed to, among other things, (i) waive any appraisal rights or dissenter rights in connection with the Business Combination, and (ii) consent to and vote in favor of the Business Combination Agreement and the transactions contemplated thereby (including the Business Combination).

Lock Up Agreement

Achari, Vaso and certain security holders of Achari are entering into a Lock-Up Agreement, pursuant to which such holders will be subject to a proposed 365-day lock-up period, during which such holders irrevocably agree they will not (i) transfer, offer, sell, contract or agree to sell, pledge, assign, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of Achari’s capital stock, enter into a transaction that would have the same effect or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash or otherwise, publicly disclose the intention to enter into a transaction specified or similar to the foregoing, or engage in any Short Sales (as defined therein) with respect to any security of Achari. The Put Option Agreement provides a leak out from the lock-up in limited circumstances based on market conditions.

Amended and Restated Registration Rights Agreement

The Amended and Restated Registration Rights Agreement will be entered into among the Sponsor, Achari and the Holders (as defined therein). Such agreement serves to register certain shares, such as Founder Shares and common shares underlying the Private Placement Warrants, for resale under the Securities Act. Such agreement details provisions for shelf registrations, including the filing of Registration Statements (Form S-1 Shelf or Form S-3 Shelf), maintaining shelf effectiveness, amendments and subsequent registrations for resale of registrable securities. Additionally, such agreements outline Achari’s obligations to facilitate the disposition of registrable securities, including preparing registration statements, obtaining qualifications under securities laws, ensuring prospectus accuracy, and indemnifying Holders against losses arising from any inaccuracies in the offering documents.

The Achari Board’s Reasons for the Approval of the Business Combination

The Achari Board, in evaluating the transaction with Vaso, consulted with Achari’s management and its legal and other advisors. In reaching its resolution (i) that the terms and conditions of the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of Achari and its stockholders and (ii) to recommend that the Achari stockholders approve the transactions contemplated by the Business Combination Agreement and other proposals submitted to such stockholders, the Achari Board considered a wide variety of factors. In light of the complexity of those factors, the Achari Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual members of the Achari Board may have given different weight to different factors. This explanation of the reasons for the Achari Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements” and the risk factors included in this joint proxy statement, including, but not limited to, the risk factor entitled “Risk Factors — The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

In analyzing the Business Combination, Achari’s management conducted significant due diligence on Vaso. However, the Achari Board decided not to obtain a fairness opinion with respect to the fairness, from a financial point of view, of the Business Combination, including the fairness, from a financial point of view, of the Business Combination from the perspective of the Public Stockholders. The officers and directors of Achari have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries and concluded that their experience and background enabled them to perform any necessary analysis and make relevant determinations with respect to the Business Combination including with respect to the fairness, from a financial point of view, of Achari’s various stakeholders, and therefore they did not require a fairness opinion from an independent third-party be prepared. However, the Achari Board may be incorrect with respect to the need for such a fairness opinion, or in any assessments they have made with respect to the Business Combination, and without a fairness opinion from an independent third-party provider they may be unaware of any faults or deficiencies with respect to any analysis, views or determinations they have made with respect to the Business Combination. Before reaching its decision to support the Business Combination, the Achari Board reviewed the results of the due diligence conducted by Achari’s management and advisors, which included:

•        extensive meetings and calls with Vaso management to understand and analyze Vaso’s business;

•        review of diligence materials and interviews conducted by Achari;

•        site visit and in-person meetings with Vaso;

•        review of Vaso’s consolidated financial statements and public filings;

•        research on industry trends;

•        research on comparable companies; and

•        research on precedent transactions.

The factors considered by the Achari Board included, but were not limited to, the following:

•        Historical.    Vaso has grown net sales consistently over the last decade, outside of a decrease during the COVID-19 pandemic.

•        Experience and track record of management team.    Vaso has a 36-year operating history since its inception in 1987 as Future Medical Products, Inc. Vaso is led by Jun Ma, who has been on the Vaso Board of Directors since 2007 and President and CEO of Vaso since 2008. The current Vaso Board of Directors, which consists of 6 directors, has been advising Vaso for over 65 years in total across its members.

•        Positive operating cash flow.    Vaso has consistently generated meaningful cash flow. Vaso has consistently generated positive adjusted EBITDA since 2019.

•        Strong balance sheet.    Vaso currently has more than $25 million of cash and short-term investments on its balance sheet.

•        Expected growth in the United States diagnostic imaging market.    According to independent research, US diagnostic imaging reached a healthy rebound following the COVID-19 pandemic and is expected to grow at a compound annual growth rate of over 5% through 2032.

•        Alternative transactions.    The Achari Board determined, after a thorough review of other business combination opportunities reasonably available to Achari, that the proposed Business Combination represented the best potential business combination for Achari based upon its evaluation and assessment of numerous other potential acquisition targets. As part of its search for a business combination target, Achari management initially identified more than 900 targets, conducted meetings with approximately 100 of such potential targets, entered into non-disclosure agreement with approximately 60 of such potential targets and entered into non-binding letters of intention with 7 of such potential targets. For additional information regarding Achari’s evaluation of alternative business combination opportunities, see the section entitled. For additional information regarding Achari’s evaluation of alternative business combination opportunities, see the section entitled “Background of the Business Combination”.

•        Support of Key Security Holders.    Key Vaso stockholders, representing approximately 44% of the issued and outstanding equity interests of Vaso, delivered the Company Support Agreement, demonstrating such Vaso security holders’ support of the Business Combination.

•        Lock-up.    Vaso’s Chief Executive Officer, management and certain other significant security holders of Vaso have agreed to be subject to a lock-up in respect of their respective shares of Common Stock received in the Business Combination (subject to certain customary exceptions).

•        Put Option.    The Put Option negotiated by Achari and Vaso reduces risk for owners of the Founder Shares.

•        Continued Ownership by Existing Vaso Investors.    The Achari Board considered that the Vaso stockholders would continue to retain their respective economic interest in the combined company following the Closing. The Achari Board considered this as a sign of confidence by Vaso stockholders in the combined company following the Business Combination and the benefits expected to be realized as a result of the Business Combination.

•        Valuation.    The Achari Board believes that the aggregate merger consideration payable in the Business Combination reflects a supportable valuation for Vaso relative to other publicly listed companies with certain characteristics which may be deemed comparable to Vaso, such as companies within similar industries, and, that as a result, among numerous other factors described herein, the Business Combination presents an appropriate acquisition opportunity for Achari and its stockholders. However, Achari’s Public Stockholders should note that the Achari Board did not obtain a fairness opinion from a third-party financial advisory firm or other financial or valuation consultant regarding the valuation proposed to be ascribed to Vaso in connection with the Business Combination, and instead relied on Achari’s own internal resources and experience to analyze, review and consider the appropriateness of the various financial terms negotiated in connection with the Business Combination, including with respect to the consideration to be paid for Vaso and Vaso’s valuation. Please see the Risk Factor entitled “We have not obtained a fairness opinion, and consequently, our stockholders may have no assurance from an independent source that the price we are paying for the business is fair to our company from a financial point of view” and “The Achari board of directors did not obtain a fairness opinion in determining whether to proceed with the Business Combination, and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders” for further information. When evaluating certain financial aspects of the Business Combination, such as the proposed valuation of Vaso or the proposed economic terms included in various transaction documents (at various stages of their negotiation prior to the signing of the Business Combination Agreement), the Achari Board reviewed a number of data points in order to inform their analysis, including, primarily, and most notably, the publicly-available historical financial information presented by Vaso in the annual and quarterly reports Vaso had filed with the SEC. The Achari Board placed significant emphasis on the fact that the historical financial information contained in such filings with the SEC had either been audited by, or reviewed by, Vaso’s independent financial auditors. Specifically, Achari considered and relied on the publicly-filed historical financial information included in Vaso’s Annual Report on Form 10-K for the calendar year-ended December 31, 2022, which at the time of negotiating the various letters of intent entered into between Achari and Vaso, reflected Vaso’s most recent publicly-available historical audited financial statements. However, Achari also considered and relied on the financial information included in Vaso’s subsequent Quarterly Reports on Form 10-Q for the first and second quarters of 2023, as such reports became available via their public-filing by Vaso with the SEC, as such quarterly reports included the most recent interim historical financial information to be publicly released by Vaso at such time (with Achari noting that, although such information had not been audited by Vaso’s independent auditors, such interim financial information had been reviewed by Vaso’s independent auditors). After reviewing the publicly-available historical financial information described above, Achari then endeavored to identify certain public companies it determined could be considered comparable to Vaso from an industry and public-listing perspective, notably in the medical technology and managed services industries. Achari identified such publicly-listed companies in the medical technology and managed service industries by referring to industry publications such as FactSet, Bloomberg and S&P Capital IQ, and such identified companies included: (i) Abbott Laboratories (NYSE:ABT), (ii) Bandwidth Inc (NASDAQ:BAND), (iii) Baxter International Inc. (NYSE:BAX), (iv) Becton, Dickinson and Company (NYSE: BDX), (v) Boston Scientific Corporation (NYSE:BSX), (vi) CBIZ, Inc. (NYSE:CBZ), (viii) Edwards Lifesciences Corporation (NYSE:EW), (ix) GE HealthCare Technologies Inc (NASDAQ:GEHC), (x) Gilat Satellite Networks Ltd (NASDAQ:GILT), (xi) Koninklijke Philips N.V. (NYSE:PHG), (xii) Medtronic Plc (NYSE: MDT), (xiii) Ondas Holdings (NASDAQ:ONDS),

(xiv) Shockwave Medical, Inc (NASDAQ:SWAV), (xv) Siemens Healthineers AG (OTC:SMMNY), (xvi) Stryker Corporation (NYSE:SYK) and (xvii) VNET Group, Inc (NASDAQ:VNET) (collectively, the “Comparable Companies”). In creating this group of Comparable Companies, Achari did not make any further assumptions regarding the appropriateness of including any individual company in such group of Comparable Companies, beyond such company being referred to or classified as a publicly-listed company in the medical technology or managed service industry in the industry publications referred to above. However, after further review, Achari removed Ondas Holdings Inc. and Shockwave Medical Inc. for purposes of performing the comparative valuation analysis described below, after determining that such entities businesses and financial results during the relevant comparison periods were not, in Achari’s view, relevant for comparison purposes to Vaso at such time.

In order to compare Vaso with the Comparable Companies, Achari:

•        Reviewed the revenue and “Adjusted EBITDA” metrics Vaso reported for the year-ended December 31, 2022, with Vaso defining Adjusted EBITDA as net (loss) income, plus net interest expense (income), tax expense, depreciation and amortization, and non-cash expenses for share-based compensation, while simultaneously acknowledging that not only is EBITDA a non-GAAP financial metric, but that Vaso’s formulation of Adjusted EBITDA included further non-customary adjustments to EBITDA, which could be argued to call into question the reliability or usefulness of such metric for the comparative analysis of Vaso which Achari was attempting to perform.

•        Reviewed the revenue and EBITDA (or similar, if available) metrics of each of the Comparable Companies as reported by such Comparable Companies for the year-ended December 31, 2022, as such metrics were presented in such Comparable Companies respective Annual Reports on Form 10-K filed with the SEC. Achari noted that when such Comparable Companies included a financial presentation of EBITDA in their respective Annual Reports on Form 10-K, they generally defined EBITDA as earnings before interest, taxes, depreciation, and amortization. However, Achari noted that certain Comparable Companies often either did not present EBITDA (in which case Achari attempted to calculate an approximation of such Comparable Company’s EBITDA using the financial information included in such entities applicable Annual Report on Form 10-K), or made further adjustments to EBITDA, such as for example adding back what were often labeled “one-time expenses”, which Achari acknowledged could be considered to further call into question the reliability or usefulness of such metrics for the comparative analysis of Vaso which Achari was attempting to perform.

•        Calculated each of the Comparable Company’s “Enterprise Value”, which Achari defined as such Comparable Company’s “Market Capitalization”, plus debt and minus cash, cash equivalents and highly liquid short-term investments. Achari defined Market Capitalization as such Comparable Company’s share price as of the date such analysis was performed (which reflected such Comparable Companies closing price as reported by an applicable national stock exchange at the end of a single trading day, in this case August 16, 2023, and specifically with such share prices for calculation purposes not thereafter refreshed or updated after August 16, 2023), multiplied by such Comparable Company’s report of their fully-diluted shares outstanding at such time, with all of the foregoing financial information retrieved from the financial information included in each such Comparable Companies most recently publicly-filed periodic report with the SEC, which, in certain instances, Achari acknowledged reflected information presented by such Comparable Companies in Quarterly Reports on Form 10-Q filed with the SEC, and therefore did not reflect audited financial information in certain instances.

•        Created valuation multiples for each such Comparable Company by utilizing the Enterprise Values calculated as described above and then (i) dividing each such Enterprise Value which Achari had calculated by such Comparable Company’s publicly-disclosed revenue figure for the year-ended December 31, 2022 (a “EV/Revenue Valuation Multiple”) and (ii) dividing each such Comparable Company’s Enterprise Value calculated as described above by such Comparable Company’s publicly disclosed (or derivable from information which had been publicly disclosed, if available) EBITDA figure for the year-ended December 31, 2022 (a “EV/EBITDA Valuation Multiple”).

•        For each Comparable Company, Achari then multiplied the respective EV/Revenue Valuation Multiples and the respective EV/EBITDA Valuation Multiples which Achari had derived for each Comparable Company as described above by Vaso’s publicly-reported revenue and Adjusted EBITDA, respectively, as such metrics were presented by Vaso in Vaso’s Annual Report on Form 10-K for the year-ended December 31, 2022, thus allowing Achari to create a range of potential Enterprise Values for Vaso for comparison purposes (an “Implied Vaso Enterprise Value”). Achari further calculated a range of potential “Equity Values” for Vaso by replacing Enterprise Value with Equity Value when creating an additional comparative valuation multiple range for Vaso, with Achari defining Equity Value as Enterprise Value, less debt and plus cash, cash equivalents and highly liquid short-term investments, with such adjustments representing balance sheet line items presented by Vaso in their Quarterly Report on Form 10-Q for the quarter-ended June 30, 2023 (an “Implied Vaso Equity Value”). Achari noted, as further described in the table below, the Implied Vaso Enterprise Values for the Comparable Companies ranged from $89M to $702M (based on the EV/Revenue Valuation Multiples it had calculated) and $72M to $241M (based on the EV/EBITDA Valuations Multiples it had calculated), with Vaso’s $149,945,000 Enterprise Value valuation (calculated as described below) falling at the low-end of such range. Achari further noted the Implied Vaso Equity Values for the Comparable Companies ranged from $115M to $728M (based on the EV/Revenue Valuation Multiples it had calculated), and $98M to $267M (based on the EV/EBITDA Valuation Multiples it had calculated), with the $176M Equity Value being proposed by Vaso also falling at the lower end of such range.

•        Achari then calculated Vaso’s Enterprise Value by beginning with Vaso’s proposed $176,000,000 Equity Value and then subtracting $14,399,000 of cash and cash equivalents, $11,675,000 of short-term investments, and then adding $9,000 of notes payable — current portion and $10,000 of notes payable, net of current portion, with such adjustments being balance sheet line items reported by Vaso in their Quarterly Report on Form 10-Q for the period ended June 30, 2023. This calculation resulted in an Enterprise Value of Vaso of $149,945,000. Achari then divided such Enterprise Value by the revenue figure reported by Vaso for the year-ended December 31, 2022 of $80,017,000, in order to generate a EV/Revenue Valuation Multiple for Vaso of approximately 2x. Finally, Achari divided their calculation of Vaso’s Enterprise Value by the Adjusted EBITDA figure reported by Vaso for the year-ended December 31, 2022 of $9,003,000, in order to generate an EV/EBITDA Valuation Multiple for Vaso of approximately 17x.

•        The below table includes a summary of (i) the Enterprise Value for each of the Comparable Companies as calculated by Achari as described above, (ii) the EV/Revenue Valuation Multiple for each of the Comparable Companies as calculated by Achari as described above, (iii) the EV/EBITDA Valuation Multiple for each of the Comparable Companies as calculated by Achari as described above, (iv) the range of “Implied Vaso Enterprise Values” as calculated by Achari as described above and (v) the range of “Implied Vaso Equity Values” as calculated by Achari as described above. The following table (including all footnotes thereto) should be in read in conjunction with the foregoing descriptions regarding how such measures were calculated, including Achari’s description of the limitations, potential unreliability and other risks associated with such information, their calculations and methodology.

($ in mms)	Comparable Companies(1)(2)(9)				Implied Vaso Enterprise Value(5)		Implied Vaso Equity Value(6)
Company Name	Enterprise Value		EV/ Revenue Valuation Multiple(3)	EV/ EBITDA Valuation Multiple(4)	EV/ Revenue	EV/ EBITDA	EV/ Revenue		EV/ EBITDA
Abbott Laboratories	$191,141		4x	15x	$350	$139	$376		$165
Bandwidth Inc.	$637		1x	18x	$89	$166	$115		$192
Baxter International Inc.	$36,509		2x	11x	$193	$101	$219		$127
Becton, Dickinson and Company	$96,579		5x	20x	$412	$182	$438		$208
Boston Scientific Corporation	$84,795		7x	27x	$535	$241	$561		$267
CBIZ, Inc.	$3,366		2x	18x	$191	$159	$217		$185
Edwards Lifesciences Corporation	$47,248		9x	24x	$702	$220	$728		$246
GE HealthCare Technologies Inc.	$40,815		2x	13x	$178	$116	$204		$142
Gilat Satellite Networks Ltd.	$295		1x	13x	$98	$119	$124		$145
Koninklijke Philips N.V.	€24,969		1x	11x	$112	$98	$138		$124
Medtronic plc	$125,688		4x	15x	$327	$135	$353		$161
Ondas Holdings Inc.	$80		38x	NA	$3,011	NA	$3,037		NA
Shockwave Medical, Inc.	$8,115		17x	63x	$1,326	$566	$1,352		$592
Siemens Healthineers AG	€67,020		3x	16x	$247	$147	$273		$173
Stryker Corporation	$120,271		7x	27x	$522	$239	$548		$265
VNET Group, Inc.	¥13,664		2x	8x	$155	$72	$181		$98
Vaso Corporation at Proposed Valuation	$150	(7)	2x	17x	$150	$150	$176	(8)	$176

____________

(1)      “Enterprise Value” defined as such Comparable Company’s Market Capitalization, plus debt, minus cash, cash equivalents and highly liquid short-term investments.

(2)      “Market Capitalization” defined as such Comparable Company’s share price as of August 16, 2023, multiplied by such Comparable Company’s report of their fully-diluted shares outstanding (per such Comparable Company’s most recently publicly-filed periodic report with the SEC).

(3)      “EV/Revenue Valuation Multiple” calculated by dividing Enterprise Value by such Comparable Company’s publicly-disclosed revenue figure for the year-ended December 31, 2022.

(4)      “EV/EBITDA Valuation Multiple” calculated by dividing Enterprise Value by such Comparable Company’s publicly-disclosed (or derivable from information which had been publicly disclosed, if available) EBITDA figure for the year-ended December 31, 2022.

(5)      “Implied Vaso Enterprise Value” calculated by multiplying such Comparable Company’s EV/Revenue Valuation Multiple and EV/EBITDA Valuation Multiple, respectively, by Vaso’s publicly-reported revenue and Adjusted EBITDA, respectively, as such metrics were presented by Vaso in Vaso’s Annual Report on Form 10-K for the year-ended December 31, 2022.

(6)      “Implied Vaso Equity Value” calculated as Enterprise Value, less debt and plus cash, cash equivalents and highly liquid short-term investments, with such adjustments representing balance sheet line items presented by Vaso in their Quarterly Report on Form 10-Q for the quarter-ended June 30, 2023.

(7)      Calculated by subtracting $14,399,000 of cash and cash equivalents and $11,675,000 of short-term investments from Vaso’s $176,000,000 proposed Equity Value, and then adding $9,000 of notes payable — current portion and $10,000 of notes payable, net of current portion, with such adjustments being balance sheet line items reported by Vaso in their Quarterly Report on Form 10-Q for the period ended June 30, 2023.

(8)      Vaso originally proposed the $176M Equity Value of Vaso in connection with the August 23 LOI, as further described herein.

(9)      As further described above, Ondas Holdings Inc. and Shockwave Medical Inc. were removed by Achari for purposes of their valuation analysis and are therefore reflected in this table solely for reference purposes.

•        After reviewing the above analysis, Achari observed that (i) the EV/Revenue Valuation Multiples for the Comparable Companies ranged from 1x to 9x, while Vaso’s EV/Revenue Valuation Multiple (using a $149,945,00 Enterprise Value for Vaso, calculated as described above) was 2x, and (ii) the EV/EBITDA Valuation Multiples for the Comparable Companies ranged from 8x to 27x, while Vaso’s EV/EBITDA Valuation Multiple (again calculated using the same $149,945,000 Enterprise Value for Vaso) was 17x. Further, Achari observed that (i) the Implied Vaso Enterprise Values for the Comparable Companies ranged from $89M to $702M based on the EV/Revenue Valuation Multiples, and $72M to $241M based on the EV/EBITDA Valuations Multiples, compared to Vaso’s proposed $149,945,000 Enterprise Value and (ii) the Implied Vaso Equity Values for the Comparable Companies ranged from $115M to $728M based on the EV/Revenue Valuation Multiples, and $98M to $267M based on the EV/EBITDA Valuation Multiples, compared to the $176M Equity Value being proposed by Vaso. Although the Achari Board noted that the analysis performed with respect to the Comparable Companies generated a wide-range of valuation multiples and implied valuations, the Achari Board concluded that when viewed in comparison to the valuation multiples and implied valuations of the Comparable Companies, Vaso’s proposed $176,000,000 Equity Value resulted in valuations and multiples within such ranges and was therefore supportable. As a result, after taking into account the quantitative analysis described above with respect to Vaso’s proposed $176,000,000 Equity Value which Vaso had proposed in connection with the September 12 LOI, and when further considered with certain qualitative and non-quantitative valuation factors which the Achari Board also considered when reviewing a proposed valuation for Vaso and which are more fully described below, the Achari Board determined that, in their opinion, the $176,000,000 Equity Value proposed by Vaso in connection with the August 23 LOI was supportable.

However, the Achari Board noted that none of the Comparable Companies were perfectly comparable to Vaso, nor was the financial information which the Achari Board had attempted to use as the basis of their comparative analysis perfectly comparable to Vaso’s similar financial information, and that although the Achari Board had attempted to ensure when comparing Vaso and the Comparable Companies that they were, for example, comparing the respective audited GAAP financial information of such entities, or financial information which was derived from such audited GAAP financial information, and that such financial information was from comparable periods, because certain entities publicly released their financial results at distinct cadences, such a comparison was not always possible, and that therefore the valuation multiples the Achari Board reviewed included financial information that (i) was both audited and non-audited, (ii) included both GAAP and non-GAAP financial information and (iii) in certain instances reflected results from differing financial reporting periods, as certain entities publicly-released their financial reports before others. In addition to the foregoing and for all of the reasons specified above, because Achari only had access to the financial information each of the Comparable Companies had publicly-filed with the SEC, which Achari was not able to independently verify or perform additional diligence on, the Achari Board decided they should not place undue weight or overly rely on such supporting analysis, including with respect to the appropriateness or accuracy of any such valuations.

The Achari Board also believed that financial valuations generally involve complex considerations and judgments concerning differences in financial and operating characteristics, and numerous other factors which cannot not be numerically quantified, and, that as a result, any purely quantitative approach to valuation was inherently unreliable. Therefore, the Achari Board decided it would be prudent to inform the quantitative analysis they had performed with certain non-quantitative metrics which they believed may also influence or otherwise inform a valuation of Vaso, including, for example, but not limited to:

•        Vaso’s Management Team.    The Achari Board reviewed certain publicly available materials, including for example the biographies of the members of Vaso’s Board as disclosed by Vaso in their filings with the SEC, as well as held discussions with Vaso’s Board and key management in order to assess their business and other capabilities, and based on this review, came to the conclusion that in the view of Achari’s Board, Vaso’s Board and management team was experienced and capable of generating shareholder value for holders of the shares of the combined company following the Business Combination.

•        Vaso’s Exclusive Contract with GEHC.    The Achari Board reviewed the information in Vaso’s SEC filings related to Vaso’s exclusive contract with GEHC in light of the Achari Board’s extensive experience investing in public companies and analyzing the pubic capital markets, including with respect to evaluating what some market participants may label under-appreciated or under-valued publicly traded companies, and reached the conclusion that the value of Vaso’s exclusive contract with GEHC may not be being properly assessed by the public markets.

•        Vaso’s Public Company Status.    The Achari Board, drawing on their extensive experience with respect to newly-public companies, and various aspects of the public capital markets generally, concluded that Vaso’s status as an already-publicly traded company on the OTC Market may potentially mitigate certain of the typical “growing pains” experienced by newly-public companies, and that therefore Vaso’s status as an already-public company may be accretive to, or help safeguard shareholder value, following the consummation of the Business Combination.

•        Strengthening Macro-Economic and Secular Trends.    The Achari Board, based solely on their collective experience in evaluating economic conditions and secular trends concluded that Vaso’s business may benefit from a strengthening economic environment, if such strengthening economic environment were to occur.

•        Generally Improving SPAC Landscape.    The Achari Board believed that if market views of special purpose acquisition vehicles were to improve, Vaso’s business following the Business Combination may subsequently benefit as a result.

For the avoidance of doubt, all financial information considered or reviewed by the Achari Board with respect to analyzing Vaso’s valuation was historical in nature, was included in, or derived from, financial information applicable entities had publicly released via their filings with their SEC, and did not involve review or consideration of projections or potential growth rates. Additionally, after agreeing to a valuation with Vaso in August of 2023, prior to execution of the Business Combination Agreement, the Achari Board noted that it did not appear, based on publicly available information, that either Vaso, or any of the Comparable Companies, had experienced a material degradation or adverse event which was negatively impacting such entities overall financial performance, or the trading price of their shares, and which may have materially affected the results of the valuation work it had previously performed, and therefore such previous valuation work remained reliable from that perspective and did not need to be updated or reevaluated.

In the course of its deliberations, the Achari Board also considered a variety of uncertainties, risks and other potentially negative factors relevant to the Business Combination, including the below:

•        Industry risks.    Vaso’s growth depends in part on the growth of the IT and healthcare markets which Vaso serves. In Vaso’s professional sales services segment, quarterly sales and profits depend significantly on the volume and timing of delivery of the underlying equipment of the orders booked, and the delivery of such products is difficult to forecast since they are largely dependent on GEHC. Product demand is dependent upon the customer’s capital spending budget as well as government funding policies, and matters of public policy as well as product cycles and economic downturns that can affect the spending decisions of these entities. These factors each could adversely affect Vaso’s growth, financial position and results of operations.

•        Business risk.    A significant amount of Vaso’s revenue and operating income derive from the GEHC Agreement. Moreover, performance and growth in the professional sales service segment depends partially on the territories, customer accounts and product modalities assigned to Vaso by GEHC, as well as factors beyond Vaso’s control such as product pricing, availability and delivery schedule, and thus Vaso relies on their ability to demonstrate added value as a channel partner, and on maintaining a positive relationship with GEHC. There is no assurance that the GEHC Agreement will not be terminated prior to its expiration pursuant to its termination provisions or will be extended beyond the GEHC Agreement’s current expiration date. Should GEHC terminate the GEHC Agreement, it would have a material adverse effect on Vaso’s financial condition and results of operations.

•        COVID-19 or other pandemic-related risk.    The pandemic has adversely affected, and is expected to continue to adversely affect, certain elements of Vaso’s business, primarily customer orders in IT and professional sales service segments and accounts receivable collections in Vaso’s IT segment. The COVID-19 pandemic has caused Vaso to modify certain business practices, and Vaso may take further actions as required by government authorities, customers or as it determines to be in the best interests of Vaso’s associates, customers and business partners. There is no certainty that these measures will be sufficient to mitigate the risks posed by the COVID-19 pandemic and the ability to execute business plans could be impacted. The magnitude and duration of the disruption and resulting decline in business activity are uncertain.

•        Potential benefits may not be achieved.    The risk that the potential benefits of the Business Combination may not be fully achieved or may not be achieved within the expected time frame and the significant fees, expenses and time and effort of management associated with completing the Business Combination were all considered.

•        Transaction certainty risk.    The risk that the Business Combination and transactions contemplated thereby might not be consummated or completed in a timely manner or that the Closing might not occur despite Achari and Vaso efforts, including by reason of a failure to obtain the approval of stockholders, litigation challenging the Business Combination or an adverse judgment granting permanent injunctive relief could indefinitely enjoin the consummation of the Business Combination were all considered.

•        Macroeconomic risks.    The risk that the future financial performance of Vaso may not meet the Achari Board’s expectations due to factors out of Vaso’s control, including economic cycles, inflation, supply chain disruptions or other macroeconomic factors, were all considered.

•        Regulatory risk.    As a reseller of telecommunication services and a network solutions provider, Vaso’s products and services are subject to federal, state and local regulations. These regulations govern, in part, the rates Vaso may charge its customers and the way Vaso conducts business, including the requirement to offer telecommunications services pursuant to nondiscriminatory rates, terms and conditions, the obligation to safeguard the confidentiality of customer proprietary network information, as well as the obligation to maintain specialized records and file reports with the Federal Communications Commission and state regulatory authorities.

•        Intellectual property risk.    Patents and proprietary technology owned or licensed by Vaso may not be able to prevent competition by others. The validity and breadth of claims in technology patents involve complex legal and factual questions. Future patent applications may not be issued, the scope of any patent protection may not exclude competitors, and patents may not provide competitive advantages to Vaso. Patents may be found to be invalid and other companies may claim rights in or ownership of the patents and other proprietary rights held or licensed by Vaso. Also, existing patents may not cover products that are developed by Vaso in the future. Moreover, when patents expire, the inventions will enter the public domain. There can be no assurance that patents owned or licensed by Vaso will not be violated or that any issued patents will provide protection that has commercial significance. Litigation may be necessary to protect Vaso’s patent position. Such litigation may be costly and time-consuming, and there can be no assurance that Vaso will be successful in such litigation.

•        Listing risks.    The requirements of being a public company, including compliance with the SEC’s requirements regarding internal controls over financial reporting, may strain Vaso’s resources and divert management’s attention, and the increases in legal, accounting and compliance expenses that will result from the Business Combination may be greater than Vaso anticipates.

•        Redemption risk.     There is potential that a significant number of the Public Stockholders elect to redeem their respective shares prior to the consummation of the Business Combination and pursuant to the Current Charter, which would reduce the cash to be received by Vaso in connection with the Business Combination.

•        Achari stockholders receiving a minority position in post-Merger Achari.    We considered the fact that current Achari stockholders will hold a minority position in post-Merger Achari, which will limit or preclude the ability of Achari’s current stockholders to influence corporate matters, including any future potential change in control or other material transaction, but the Achari Board determined that such facts were outweighed by the long-term benefits that post-Merger Achari would provide to Achari’s stockholders and future stockholders of post-Merger Achari after the Closing.

•        Fees and expenses.    The expected fees and expenses associated with the Business Combination, some of which would be payable regardless of whether the Business Combination is ultimately consummated, were considered.

In addition to considering the factors described above, the Achari Board also considered other factors including, without limitation:

•        Interests of Certain Persons.    The Sponsor, the members of the Achari Board and executive officers of Achari have interests in the Business Combination Proposal, the other proposals described in this joint proxy statement/prospectus and the Business Combination that are different from, or are in addition to, those of the Public Stockholders generally. See “Interests of Achari’s Directors and Officers and Others in the Business Combination”. Achari’s independent directors reviewed and considered these interests during the negotiation of the Business Combination and in evaluating and approving, as members of the Achari Board, the Business Combination Agreement and the transactions contemplated therein.

•        Other Risks.    The various risks associated with the Business Combination and the Merger, including the risks described in the section entitled “Risk Factors” in this joint proxy statement/prospectus.

After considering the foregoing potentially negative and potentially positive factors associated with Achari, Vaso and the Business Combination and which may impact the Business Combination and/or the post-Merger Achari entity, the Achari Board concluded that the potentially positive reasons to support to the Business Combination and the other related transactions outweighed any potentially negative factors associated with supporting the Business Combination.

Interests of Achari’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the Achari Board in favor of approval of the Business Combination Proposal, you should keep in mind that an argument could be made that Achari’s directors and officers have interests in such Proposal that are different from, in addition to, or conflict with, those of Achari stockholders generally. As a result of these interests, Achari’s directors and officers may be incentivized to complete a business combination that is less favorable to Achari stockholders than liquidating Achari and distributing the proceeds of the Trust Account would be.

Achari directors and officers were aware of and considered these various conflicting interests, among other matters, in evaluating the Business Combination, and in recommending to Achari stockholders that they approve the Business Combination. Achari stockholders should take these various conflicting interests into account in deciding whether to approve the Business Combination.

•        Achari’s chief executive officer, Vikas Desai, is the managing member of Achari KGD DTII Holdings LLC, the managing member of the Sponsor, and as such has voting and investment discretion with respect to the Common Stock held of record by our Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Desai has disclaimed any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly;

•        Unless Achari consummates an initial business combination, Achari’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account (no such out-of-pocket expenses were outstanding as of the date hereof, however such expenses may be incurred prior to consummation of the Business Combination in certain circumstances);

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 2,500,000 Founder Shares, which were acquired by the Sponsor prior to our IPO for an aggregate purchase price of $25,000, or $0.01 per share. Certain of Achari’s officers may have pecuniary interests in such Founder Shares through their direct or indirect ownership interests in the Sponsor. Based on a value of $10.95 per Founder Share, $10.95 being the last reported sales price of a SPAC Share as reported by Nasdaq on March 22, 2024, such Founder Shares could be deemed to have an approximate market value of $27,375,000 as of such date (provided that such figure does not give effect to the forfeiture of 1,750,000 Founder Shares by the Sponsor pursuant to the terms of the Business Combination Agreement and related agreements, which will result in the Sponsor holding up to 750,000 Founder Shares immediately following the consummation of the Business Combination, and would therefore result in such remaining Founder Shares potentially being deemed to have a market value of $8,212,500 (utilizing the same $10.95 per SPAC Share value as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other business combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Founder Shares held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Founder Shares if an initial business combination is not completed.

•        The Sponsor and Vaso have agreed to enter into a Put Option Agreement in connection with the Business Combination, whereby Vaso shall grant certain put rights (the “Put Option”) to the Sponsor with respect to the Founder Shares held by the Sponsor following the consummation of the Business Combination, with such Put Option requiring Vaso to purchase the Founder Shares held by the Sponsor following the closing of the transaction from the Sponsor, at the Sponsor’s election, at certain pre-agreed times and prices, including notably at a minimum purchase price of $8.00 per Founder Share (subject to certain adjustments and exceptions as further described in the Put Option Agreement). If the Sponsor exercises the Put Option granted to it pursuant to the Put Option Agreement in full and at a purchase price of $8.00 per Founder Share, the Sponsor shall receive aggregate proceeds of $6,000,000 as a result of the sale to Vaso of up to 750,000 Founder Shares it will hold following the closing of the Business Combination. No other parties shall receive rights similar to those granted to the Sponsor in connection with the Put Option Agreement with respect to the Business Combination;

•        Immediately prior to the consummation of the Business Combination, our Sponsor will own 7,133,333 Private Placement Warrants, which were purchased by the Sponsor concurrently with the closing of our IPO for an aggregate purchase price of $5,350,000. Certain of Achari’s officers have pecuniary interests in such Private Placement Warrants through their direct or indirect ownership interests in the Sponsor. Based on a sales price of $0.0315 per Private Placement Warrant, $0.0315 being the last reported sales price of our public warrants as reported by Nasdaq on March 22, 2024, such Private Placement Warrants could be deemed to have an approximate market value of $224,700 as of such date (provided that such figure does not give effect to the forfeiture of 6,133,000 Private Placement Warrants by the Sponsor pursuant to the terms of the Business Combination Agreement, which will result in the Sponsor holding 1,000,000 Private Placement Warrants immediately following the consummation of the Business Combination, and would therefore result in such remaining Private Placement Warrants potentially being deemed to have a market value of $31,500 (utilizing the same $0.0315 per Private Placement Warrant market price as used for the previous calculation)). In the event we do not consummate the Business Combination, or any other initial Business Combination, we will likely choose to terminate our operations and liquidate, which will have the effect of rendering such Private Placement Warrants held by our Sponsor valueless. Therefore, our Sponsor will lose its entire investment in the Private Placement Warrants if an initial Business Combination is not completed;

•        Our Sixth Amended and Restated Certificate of Incorporation requires Achari to complete an initial Business Combination prior to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options). As of March 31, 2024, the Sponsor and its affiliates had invested a total of $6,200,975 in Achari, such investment consisting of (i) $25,000 with respect to the purchase of 2,500,000 Founder Shares prior to Achari’s IPO, (ii) $5,350,000 with respect to the purchase of 7,133,333 Private Placement Warrants concurrently with Achari’s IPO and (iii) $825,975 of working capital loans made by the Sponsor to Achari. The Sponsor may also ultimately be found responsible for third-party accrued and unpaid expenses incurred by Achari if an initial Business Combination is not consummated prior to the termination deadline. If the Business Combination, or any other initial business combination is not consummated, in a timely manner, or at all, and in any respect prior to such termination deadline, Achari will be forced to wind up, dissolve and liquidate in accordance with the Sixth Amended and Restated Certificate of Incorporation promptly following the expiration of such deadline, at which time the Sponsor’s full investment in Company would be rendered valueless;

•        Our Sponsor and each of our directors and officers have each agreed to (i) waive their redemption rights with respect to any Public Shares they may hold in connection with the consummation of the Business Combination, with any Public Shares held by them excluded from the pro rata calculation used to determine the per-share redemption price with respect to the Common Stock redemptions from our Trust Account in connection with the public vote to approve the Business Combination as well as (ii) vote any SPAC Shares owned by them in favor of the Business Combination. Although the Sponsor, our officers and our directors do not own any SPAC Shares apart from their direct or indirect ownership of our Founder Shares, such ownership of our Founder Shares currently confers them with a collective ownership of 81.9% of the issued and outstanding SPAC Shares, and as a result a majority of the voting power associated with our Common Stock;

•        To finance transaction costs in connection with an initial business combination our Sponsor has provided Achari working capital in the form of loans. If Achari consummates an initial business combination, Achari may repay such working capital loans out of any proceeds of the Trust Account released to Achari following such business combination. Otherwise, such working capital loans would only be repaid only out of funds held outside the Trust Account, if any. As of March 31, 2024, the Sponsor has funded working capital loans to Achari totaling $825,975;

•        Pursuant to the terms of the Business Combination Agreement, at the effective time of the Business Combination, Achari’s certificate of incorporation and the bylaws will, from and after the consummation of the Business Combination, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Current Charter, which provisions may not be amended, repealed or otherwise modified for a period of six years from the consummation of the Business Combination in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the consummation of the Business Combination, served as a director, manager or officer of Achari, unless such modification shall be required by applicable law.;

•        as a condition to the IPO, pursuant to the Insider Letter, the 2,500,000 Founder Shares owned by the Sponsor became subject to a lock-up pursuant to which the Founder Shares cannot be publicly sold until a business combination has occurred;

•        if the Trust Account is liquidated, including in the event Achari is unable to complete an initial business combination within the required time period, the Sponsor has agreed that it will be liable to Achari;

•        the fact that the officers and directors of Achari do not work full-time at Achari. Each of Achari’s directors and officers is engaged in several other business endeavors for which such director or officer may be entitled to substantial compensation, and Achari’s directors and officers are not obligated to contribute any specific number of hours per week to Achari’s affairs. Achari’s independent directors also serve as officers and/or board members for other entities. If Achari’s directors’ and officers’ other business affairs require them to devote substantial amounts of time to such affairs in excess of their current commitment levels, it could limit their ability to devote time to Achari’s affairs and may influence their decision to proceed with the Business Combination; and

•        the fact that Achari’s Current Charter provides that Achari renounces its interest in any corporate opportunity offered to any director or officer of Achari. This waiver allows Achari’s directors and officers to allocate opportunities based on a combination of the objectives and fundraising needs of the target, as well as the investment objectives of the entity. The waiver of the corporate opportunities doctrine did not have an impact on Achari’s search for an acquisition target.

After due consideration, the Achari Board concluded that any potentially disparate interests among its stakeholders would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and this joint proxy statement/prospectus, (ii) many of these disparate interests would exist with respect to a business combination between Achari and any other target business or businesses and were not specific or attributable to Vaso or the Business Combination, and (iii) by the fact that the Sponsor will hold equity interests (including with respect to the Founder Shares held by the Sponsor subject to the terms of the Put Option Agreement) in the combined company following the Business Combination alongside other such stakeholders, and the value of such equity interest will be based, at least in part on, the future performance of Vaso, which may be affected by various other factors other than these interests and therefore the interests of such various equity stakeholders may be considered to be aligned from certain perspectives and in certain respects following the closing of the Business Combination. In addition, Achari’s independent directors reviewed and considered the potentially disparate interests of Achari’s various stakeholders during their evaluation of the Business Combination and in approving, as members of the Achari Board, the Business Combination Agreement and the related agreements and the transactions contemplated thereby.

Based on its review of the foregoing considerations, the Achari Board concluded that any potentially negative aspects or effects resulting from the Business Combination were outweighed by the potential benefits that it expects the Achari stockholders will receive as a result of the Business Combination. However, the Achari Board

may be incorrect in their determination and there can be no assurance about the results or outcome of the Business Combination. For more information about the factors the Achari Board considered in evaluating and recommending the Business Combination to the Achari stockholders, see the section of this joint proxy statement/prospectus entitled “The Achari Board’s Reasons for the Approval of the Business Combination.”

Exchange Listing

Achari’s Units (each consisting of one share of common stock and one warrant), shares of common stock and warrants (each to purchase one share of Achari’s common stock) are currently eligible to trade only on the “pink” tier of the OTC Markets under the symbols “AVHIU”, “AVHI” and “AVHIW,” respectively. Trading in our securities is currently suspended on Nasdaq, and Achari’s Units, shares of common stock and warrants are therefore only eligible to trade at this time on the “pink” tier of the OTC Markets under the symbols “AVHIU”, “AVHI” and “AVHIW,” respectively. The trading suspension of the Company’s securities resulted from a delisting determination issued to the Company by Nasdaq related to the failure to consummate the Vaso Business Combination by the extended deadline of April 2, 2024 set forth by Nasdaq and compliance with: Nasdaq’s requirement to maintain a minimum of 400 total shareholders for continued listing set forth in Nasdaq Listing Rule 5450(a)(2). As a result, trading in the Company’s securities on Nasdaq was suspended effective with the open of the market on April 9, 2024. In response to the notice that a delisting determination had been made, the Company submitted an appeal to the Listing Council on April 19, 2024. On June 20, 2024, after review of certain supporting memorandum submitted on behalf of the Company and the Panel, the Listing Council affirmed the decision of the Panel. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting.

If the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Vaso Business Combination. However, Nasdaq approval of the Company’s initial listing application with respect to the Vaso Business Combination is a condition to the closing of the Vaso Business Combination, and there can be no guarantee that Nasdaq will approve such initial listing application, which may delay, or ultimately prevent the consummation of the proposed Vaso Business Combination. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information. At the closing of the Business Combination, Achari’s Units will separate into their component shares of the Common Stock and warrants so that the Units will no longer trade separately under “AVHIU”. Achari has applied for the continued listing of the Common Stock and warrants on Nasdaq under the ticker symbols “VASO” and “VASOW,” respectively.

Interests of Vaso’s Directors and Officers in the Business Combination

The directors and executive officers of Vaso may have interests in the Business Combination and other proposals that may be different from, or in addition to, those of Vaso stockholders and the Achari stockholders generally. These interests include, among other things:

•        the current members of Vaso’s board of directors, Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Leon Dembo and Behnam Movaseghi, are expected to serve as members of Achari’s board of directors after consummation of the Business Combination and, in their capacity as such, shall become entitled to any cash fees, stock options or stock awards that Achari determines to pay its directors;

•        Jun Ma, Vaso’s Chief Executive Officer, is expected to serve as Chief Executive Officer of Achari; and

•        upon consummation of the Business Combination, and subject to approval of the 2024 Equity Incentive Plan Proposal, Achari’s executive officers after the Business Combination are expected to receive grants of stock options and restricted stock units under the 2024 Equity Incentive Plan from time to time.

Background of the Business Combination

Achari is a blank check company incorporated on January 25, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. Achari’s initial focus was on identifying acquisition opportunities in the cannabis industry, though it was authorized to pursue an initial business combination with any business in any industry, commercial sector or location. It decided to expand its search for target candidates beyond the cannabis industry in June of 2022, after Achari’s initial outreach and preliminary diligence resulted in the view that ancillary cannabis companies that would be allowed to list on Nasdaq would not be able to meet Achari’s key criteria for a business combination target. Achari also considered the decline in the valuations of companies in the cannabis industry and the additional difficulty such companies would present meeting requirements under the Current Charter and the rules of Nasdaq that the business combinations have an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with an initial business combination as additional reasons to expand its search for target candidates beyond the cannabis industry.

The Achari management therefore determined that expanding its search beyond the cannabis industry would increase the likelihood that Achari would find a business combination target that satisfied its key criteria. Prior to conducting a targeted search for a business combination target, neither the Sponsor nor management and affiliates of the Sponsor or Achari had experience with SPACs or de-SPAC transactions. In conducting a targeted search for a business combination target, as described in greater detail below. Achari utilized its management team’s decades of experience in public and private market investing, including specifically their experience with respect to evaluating, and, in certain instances, acquiring operating businesses. During its search for a suitable acquisition target, Achari also leveraged its extensive network of founders, executives and investors, which it had cultivated over the prior five years via the growth of its Achari Ventures venture capital investing platform, which focuses on investing in early and mid-sized businesses and providing strategic advice to founders and entrepreneurs in consumer, technology and other sectors. The terms of the Business Combination Agreement and the related ancillary documents are the result of extensive negotiations among Achari, Vaso and their respective representatives and advisors. For further information regarding the experience of Achari’s management and directors, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Achari.”

In February 2021, prior to the closing of the IPO, Achari issued 2,156,250 Founder Shares to the Sponsor in exchange for a capital contribution of $25,000. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares after the IPO. In June 2021, Achari effectuated a 1.3333-for-1 stock split, such that the Sponsor collectively held 2,875,000 shares of Achari common stock following such split.

On October 19, 2021, Achari completed the IPO of 10,000,000 Units (each Unit consisting of one share of Achari’s common stock and one warrant to purchase three-quarters of one additional share of Achari’s common stock, such warrants exercisable at a price of $11.50 per full share and featuring other customary terms), with such Units sold to the public at a price of $10.00 per Unit and generating $100,000,000 of gross cash proceeds to Achari upon the consummation of the IPO. Concurrently with the closing of the IPO, Achari also completed a private placement of 7,133,333 warrants to the Sponsor, such warrants exercisable to purchase additional shares of Achari common stock and featuring substantially similar terms to the warrants included in the Units sold in the IPO, which generated additional gross cash proceeds to Achari of $5,350,000. The private placement warrants sold in the private placement were substantially identical to the public warrants which were included in the Units sold in the IPO, except that, so long as such warrants are held by the Sponsor, the underwriters of the IPO or their permitted transferees: (1) they will not be redeemable by Achari, except under certain circumstances when the price per share of Achari’s common stock equals or exceeds $11.50, (2) they (including the shares of Achari’s common stock issuable upon exercise of such warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of Achari’s business combination, (3) they may be exercised by the holders thereof on a cashless basis and (4) they (including the shares of Achari’s common stock issuable upon exercise of such warrants) are entitled to registration rights.

Prior to the consummation of the IPO, neither Achari, nor any authorized person on its behalf, initiated or had any substantive discussions, formal or otherwise, with respect to a business combination involving Achari. Following the IPO on October 19, 2021, on November 29, 2021, the Sponsor forfeited 375,000 Founder Shares, due to the expiration of an over-allotment option granted to the underwriters in connection with the IPO which was not exercised by such underwriters in accordance with the terms of the underwriting agreement entered into in connection with the IPO and Achari’s constitutional documents.

Following the completion of the IPO, at the direction of the Achari Board, Achari’s directors and management commenced a focused search for potential business combination targets, leveraging the Achari management team’s decades of experience in public and private market investing, mergers and acquisitions, the experience of Achari’s extensive network of founders, executives and investors (including their extensive industry and geographical reach) and the Achari management team’s prior experience in operating businesses in the consumer and technology sectors. As noted above, although initially limited to evaluating acquisition targets in the cannabis space, Achari later decided it had significantly exhausted the opportunity to find, negotiate and close an initial business combination with a company in the cannabis industry that meets its criteria within the remaining timeframe and it therefore decided to expand its search criteria and consider potential acquisition targets in industries and sectors not tied to the cannabis space, which it may, after evaluation, deem suitable for a business combination. As a result, Achari’s subsequent search for potential business combination targets was not limited to any specific industry or geographical location, and during such search process, the firm analyzed targets in various sectors, including, but not limited to, agricultural technology, biotechnology, cannabis, consumer packaged goods, cryptocurrency, financial services, financial technology, gaming and lodging, healthcare, insurance, media, medical technology and technology and transportation, each of which, with respect to each evaluated target, management believed, based on their experience, could potentially satisfy certain key criteria for an appropriate business combination target, including, among other criteria, factors such as: (a) the businesses’ long term growth prospects, (b) presence of strong management teams, (c) high barriers to entry with respect to such prospective target businesses, (d) opportunities for further acquisitions by such businesses, (e) strong recurring revenues, (f) sustainable operating margins, and (g) attractive free cash flow characteristics.

On December 22, 2022, Achari held a special meeting of its stockholders (the “December 2022 Extension Meeting”) to extend the deadline by which Achari must consummate a business combination to July 19, 2023. At the December 2022 Extension Meeting, Achari stockholders approved an amendment to its then-existing amended and restated certificate of incorporation (the “December 2022 Extension Amendment”) and Amended and Restated Investment Management Trust Agreement with Continental Stock Transfer & Trust Company which provided that the period of time in which Achari was required to consummate a business combination may be extended on a monthly basis, to July 19, 2023, by depositing on a monthly basis certain funds into Achari’s Trust Account. On December 22, 2022, the proposals described above were approved and the amendments to Achari’s then-existing amended and restated certificate of incorporation and Trust Agreement were adopted, with Achari filing the December 2022 Extension Amendment with the Secretary of State for the State of Delaware on December 22, 2022. In connection with the December 2022 Extension Meeting, Achari’s public stockholders were provided with the opportunity to redeem their SPAC Shares for their applicable pro rata portion of the funds available in the Trust Account. Holders of 8,980,535 SPAC Shares exercised their right to redeem their shares for cash in connection with the December 2022 Extension Meeting, at a redemption price of approximately $10.24 per share, for an aggregate redemption amount of approximately $92,009,330, which was subsequently withdrawn from Achari’s Trust Account and paid to such holders in exchange for their redeemed shares. Achari believed that the redemptions in connection with the December 2022 Extension Meeting would not materially impact Achari’s search for a potential business combination because Achari had previously factored in the potential for significant redemptions in connection with any business combination it pursued, which had become an increasingly common trend in the broader market landscape for business combination transactions with special purpose acquisitions companies at the time. As a result of the potential for and/or likelihood of high redemptions in connection with the closing of a business combination therefore, when discussing and negotiating potential transaction opportunities with potential business combination targets, Achari conveyed to such targets that it could not represent that any specific amount of cash would remain in the Trust Account at the closing of a business combination and that the potential for a significant diminishment of such funds should be accounted for by both Achari and potential targets in connection with the negotiations of a potential transaction.

In its search for a potential business combination target, Vikas Desai, Achari’s Chief Executive Officer, Merrick Friedman, Achari’s Chief Investment Officer and Chief Operations Officer, and Mitchell Hara, Chief Financial Officer, led by Vikas Desai (together, “Achari’s Management Team”) reviewed numerous potential business targets, and ultimately identified seven potential business combination targets (including Vaso) that Achari believed could satisfy one or more of the key criteria identified above for a suitable business combination target and engaged in varying levels of due diligence on each such potential target, including evaluating and analyzing each potential business combination target based on, among other things, publicly available information, market research available to Achari management and Achari’s advisors and directors and any knowledge of the potential target the Achari team was able to gather after identifying such potential target via Achari’s network and existing relationships. This preliminary diligence, evaluation and analysis with respect to each potential business combination target identified, was focused on business, legal, accounting, operational and financial matters. During the course of the process that led to Achari identifying Vaso as an attractive acquisition opportunity, Achari’s Management Team identified and reviewed over 900 potential business combination targets in various industries, including businesses operating in agricultural technology, biotechnology, cannabis, consumer packaged goods, cryptocurrency, financial services, financial technology, gaming and lodging, healthcare, insurance, media, medical technology and technology and transportation sectors. After conducting preliminary research on such targets, Achari then conducted further diligence on over 100 of such targets, including conducting initial meetings with various management teams and entering into non-disclosure agreements with more than 60 such businesses (other than Vaso). Of the potential targets with which Achari entered into non-disclosure agreements, Achari conducted additional due diligence with respect to six potential targets (other than Vaso) and engaged in various discussions with their respective representatives prior to executing the Business Combination Agreement with Vaso. No discussions regarding a potential business combination with any candidate were held prior to Achari’s IPO. The Sponsor did not act as a sponsor of any other SPACs and was not affiliated with any other SPACs during the process of searching for a target company, and did not consider other SPACs to be the potential acquirer for any target companies the Sponsor and Achari identified during such process. Additionally, no discussions or negotiation of any arrangements for any public stockholder to waive their redemption rights took place during the process of searching for a target company. There have been no discussions about the continued employment or involvement for any persons affiliated with the SPAC before the Business Combination, except with respect to the delivery of written resignations of all the directors and officers of Achari to Vaso at or prior to the Closing of the Business Combination.

One of the potential targets reviewed by Achari, “Company A”, was an electric vehicle rental car service provider. On March 14, 2023, Achari executed a non-disclosure agreement with Company A and had an initial meeting with Company A’s management team and an additional investor group who had initially introduced Achari to Company A. At the initial meeting and over the following weeks, Achari reviewed certain due diligence materials Company A and their representatives provided, conducted diligence calls with Company A and their advisors to gather additional detail on Company A’s strategy, business operations, historical and expected future financial performance (including revenue expectations), and Achari’s Management Team conducted negotiations regarding potential pro forma ownership of Company A by Achari if a transaction with Company A and Achari were to be consummated. On March 20, 2023, Achari entered into a letter of intent with respect to Company A. On March 27, 2023, Mr. Vikas Desai and Mr. Merrick Friedman traveled to Company A’s headquarters for an in-person diligence session, which included meetings with key members of Company A’s management team, including notably Company A’s Chief Executive Officer and Chief Financial Officer, a tour of Company A’s facility, discussion regarding the timeline for a potential transaction, as well as the opportunity for a concurrent capital raise to continue to fund Company’s A growth. After the in-person meeting, Achari entered a letter of intent with Company A, which included a description of a potential transaction structure, pro forma post-closing ownership, an indication of preliminary valuation of the combined company and other customary terms. Negotiations ensued between Company A and Achari’s Management Team, led by Mr. Vikas Desai. Achari concluded that Company A was an asset-heavy business and required a prohibitive amount of capital to service outstanding debt and fund ongoing operations. Management was also sensitive to the structure of a potential capital raise. Given these constraints, Achari did not believe the contemplated capital raise would be feasible in a high-redemption and capital constrained environment. In April 2023, Achari ended negotiations with Company A, with the letter of intent expiring in accordance with its terms thereafter. Conversations with Company A ceased on June 6, 2023.

A second potential target reviewed by Achari, “Company B”, was a medical device technology company. On March 10, 2023, Achari was introduced to Company B by an investor in Company B and Company B’s investment banking advisor. In March 2023, Achari entered into a non-disclosure agreement with Company B, and conducted biotechnology related due diligence on Company B’s intellectual property using an outside consultant hired by Achari who reviewed academic studies and data provided by Company B. Achari’s Management Team subsequently held due diligence calls with Company B and their investment banking advisor in March 2023, where the parties discussed Company B’s intellectual property, potential commercialization of such intellectual property, related research and findings of studies involving such intellectual property, Company B’s existing corporate governance structure and other related business, legal, accounting and operational diligence matters. On April 12, 2023, Achari entered a letter of intent with Company B, which included a description of a potential transaction structure, pro forma post-closing ownership, an indication of preliminary valuation of the combined company and other customary terms. Negotiations ensued between Company B and Achari’s Management Team, led by Mr. Vikas Desai. During April and May of 2023, Achari’s Management Team held additional virtual meetings with the management team of Company B, as well as an in-person meeting in Princeton, New Jersey on April 18, 2023, which was attended by Mr. Vikas Desai, Mr. Merrick Friedman and Mr. Chad Zappia, to meet with Company B’s management team, including Company B’s Chief Executive Officer and Chief Operating Officer, as well as continue discussions regarding the future of Company B’s business and a potential business combination with Achari. Such meetings primarily consisted of business diligence discussions, including connecting with Company B’s existing investors to discuss their views of Company B and Company B’s growth prospects, and collaboratively search for an investment banking partner to represent Achari in a potential transaction for a supplemental financing transaction to be entered into in connection with a potential business combination, which was viewed by the respective teams as a necessary component of a potential business combination transaction. In May 2023, Achari and Company B began the process of drafting a business combination agreement with respect to a potential business combination transaction. Achari concluded that Company B needed to finish its clinical trials before generating any material revenue, and Company B did not want to proceed with a transaction unless Achari provided certainty of capital available before announcing the business combination. Shortly thereafter, Achari and Company B mutually decided to terminate work on the business combination agreement. Conversations with Company B ceased on June 7, 2023.

A third potential target reviewed by Achari, “Company C”, was an industrial and agricultural lighting manufacturer with a proprietary software offering. Achari was introduced to Company C by an investment bank in April 2022, and Achari subsequently entered a non-disclosure agreement with Company C on April 25, 2024. From April 2022 to August 2022, Achari’s Management Team engaged in a series of diligence video conferences with the management team of Company C, and also met in person with Company C’s Chief Executive Officer, Chief Financial Officer, Chief Business Officer, Chief Marketing Officer and Chief Technology Officer at Company C’s corporate headquarters in July 2022 to discuss business, legal, accounting and other diligence matters. On August 12, 2022, Achari entered into a letter of intent with Company C, which included a description of a potential transaction structure, pro forma post-closing ownership and an indication of preliminary valuation of the combined company. Negotiations ensued between Company C and Achari’s Management Team, led by Mr. Vikas Desai. From August 2022 to January 2023, Achari’s Management Team had a series of additional meetings with Company C’s management team and executive leadership, both virtually and in person, to continue due diligence, create materials for potential investors in conjunction with a proposed concurrent financing and finalize deal terms. Both parties engaged investment banks to represent them in this process. Achari and Company C also began drafting a business combination agreement and conducting legal diligence during this time. In the process of Achari conducting due diligence on Company C, concerns arose with Company C’s ability to exist as a going concern before closing the transaction and receipt of a contemplated PIPE financing. Achari thereafter concluded that the probability of completing a business combination with Company C was significantly lower than Achari had initially contemplated. Conversations with Company C ceased on March 16, 2023.

A fourth potential target reviewed by Achari, “Company D”, was an international media and gaming company. Achari was introduced to Company D by Company D’s investment banking partner and entered into a non-disclosure agreement with Company D on July 10, 2023. Negotiations ensued between Company D and Achari’s Management Team, led by Mr. Vikas Desai. From July 2023 to September 2023, Achari’s Management Team conducted a series of diligence calls with Company D to understand its business operations, capital requirements, key customers and growth channels. Achari and Company D executed a letter of intent on September 16, 2023 following such discussions. Achari’s Management Team and Company D continued due diligence conversations, discussions of strategy, legal and structuring issues, valuation and required next steps regarding a potential transaction during the following months. Achari concluded that the financing needed to complete a business combination with Company D was higher than originally anticipated and securing the requisite financing would not be not be likely in a severely capital-constrained environment. Additionally, Company D required confirmation of financing to be secured before announcing a potential de-SPAC transaction, which Achari deemed unlikely to occur. Achari opted to terminate conversations with Company D on November 20, 2023.

A fifth potential target reviewed by Achari, “Company E”, was a marketing technology company. Achari was introduced to Company E in February 2023 by an investor in Achari’s network, who also served as a member of the board of directors of Company E. Achari and Company E executed a non-disclosure agreement on February 23, 2023. Negotiations ensued between Company E and Achari’s Management Team, led by Mr. Vikas Desai. Achari’s Management Team subsequently held diligence conversations with Company E’s management and key customers from March 2023 to May 2023. On May 5, 2023, Company E and Achari entered into a letter of intent, which included a description of a potential transaction structure, pro forma post-closing ownership and an indication of preliminary valuation of the combined company. Achari’s Management Team and Company E continued diligence discussions through July 2023, including with respect to business, legal, accounting and operational matters. Trading of Company E’s shares were later halted on the OTC exchange due to violation of reporting requirements as an OTC traded company. Achari decided to pause conversations until these issues were resolved, and by the time such issues were resolved, Achari was in advanced conversations with Vaso. Achari and Company E mutually agreed to terminate conversations and conversations with Company E ceased on June 29, 2023.

A sixth potential target reviewed by Achari, “Company F”, provided employee engagement programs and services. Achari was introduced to Company F by one of the portfolio companies in Achari’s venture capital network in May 2022. Negotiations ensued between Company F and Achari’s Management Team, led by Mr. Vikas Desai. Achari’s Management Team and Company F held a series of diligence calls beginning in June 2022 regarding a potential business combination in which Achari discussed Company F’s business, capital needs and growth potential with Company F’s management team. Company F and Achari subsequently entered into a letter of intent on October 1, 2022, which included a description of a potential transaction structure, pro forma post-closing ownership and an indication of preliminary valuation of a combined company. Achari and Company F began negotiating terms of a letter of intent on November 28, 2022. From November 2022 to January 2023, Company F and Achari’s Management Team continued business, legal and accounting related due diligence conversations until Company F terminated such conversations due to lack of certainty of required PIPE financing which would require Company F to incur significant up-front legal expenses to re-domicile the entity to the United States. Conversations with Company F ceased on January 11, 2023.

As part of its initial screening process, Achari’s Management Team identified Vaso as a business that potentially met Achari’s criteria for a business combination target due to its strong financial position, profitable operations and long operating history. In March 2023, Achari reached out to the Chief Executive Officer of Vaso, Dr. Jun Ma, but was unable to make contact with Dr. Ma at such time. However, in June 2023, Achari was contacted by Vaso’s financial advisor, Ladenburg Thalmann & Co (“Ladenburg”), about Vaso’s interest in “up-listing” from an over-the-counter market to a national securities exchange via a business combination transaction with a special purpose acquisition vehicle. Vaso relayed to Achari that it was interested in seeking a listing on a national securities exchange via a business combination with a special purpose acquisition company rather than by directly applying for listing of its common stock on a national exchange because it believed that there was a profound disconnect between the true value of its common stock and the market value of its common stock as a result of being listed on an over-the-counter market as opposed to a national securities exchange, and that an “up-listing” to Nasdaq would help correct this disconnect. Vaso further relayed that it believed that conducting that up-listing though a business combination with a SPAC rather than by directly applying for the listing of its common stock on Nasdaq would more quickly and accurately correct such disconnect. Vaso relayed that the rationale for such belief included the possibility of retaining cash from a SPAC’s trust account (at the time of the start of negotiations with Achari, Achari’s Trust Account was valued at approximately $6.9 million, although Achari and Vaso acknowledged such funds may be substantially or entirely diminished depending upon the amount of the Public Shares redeemed in connection a potential transaction), avoiding a reverse stock-split (and the historical downward pressure on market price connected with reverse stock splits) that would be necessary to obtain Nasdaq’s required minimum share price if the direct approach were taken and the potential retail and institutional expansion of the stockholder base potentially resulting from listing on a national securities exchange.

In mid-June 2023, Ladenburg entered into an agreement with Vaso to target merger partners. Thereafter, Ladenburg had discussions with Vaso management regarding Vaso’s business, financial information and the opportunity to gain the benefits of being listed on a major exchange. Ladenburg also extensively reviewed Vaso’s public filings and discussed key drivers of its business (including its relationship with GE Healthcare). Achari subsequently entered into a non-disclosure agreement with Vaso on July 11, 2023, pursuant to which Achari and Vaso agreed to exchange confidential information for purposes of further evaluating the possibility of a potential business combination. Following execution of the non-disclosure agreement, representatives of Vaso provided information to Achari regarding Vaso’s business, operations and other diligence related matters, and Achari began the process of reviewing Vaso’s publicly available materials filed with the SEC, including with respect to Vaso’s audited financials and other material diligence matters.

On July 3, 2023, Ladenburg introduced Achari to Dr. Jun Ma, Vaso’s Vice Chairman of the Board of Directors, Mr. David Lieberman and Chief Financial Officer, Mr. Michael Beecher. Subsequent to such introductions, Achari had a preliminary conversation with Mr. Barry Steiner from Ladenburg and Mr. David Lieberman from Vaso regarding a potential business combination involving Achari and Vaso. The discussion covered a variety of topics, including the progress to date of Achari’s SPAC vehicle, a high-level business overview of Vaso, Vaso’s current financial position and Vaso’s current ownership structure.

On July 7, 2023, Achari’s Management Team connected with Mr. Barry Steiner, during which Achari provided Mr. Barry Steiner an initial presentation regarding the contours and high-level terms of a potential de-SPAC transaction involving Vaso and Achari. Notably, the parties discussed indicative valuations of Vaso post-transaction in the context of comparable, publicly traded businesses listed on national exchanges, potential dilution resulting from the transaction and customary equity “lock-up” terms. The parties discussed a valuation range of the post-combination entity of approximately $100 million to $200 million, based on comparable, publicly traded businesses listed on national exchanges.

On July 11, 2023, Achari’s Management Team held a videoconference with Mr. Barry Steiner to continue the discussion around deal terms related to the initial presentation provided by Achari to Vaso and Mr. Barry Steiner. The negotiation primarily concerned the ability of Vaso to reimburse Achari for certain expenses upon the consummation of a transaction as well as indicative equity dilution resulting from the transaction.

On July 12, 2023, Achari held a special meeting of its stockholders (the “July 2023 Extension Meeting”) to extend the deadline by which Achari must consummate a business combination to January 19, 2024. At the July 2023 Extension Meeting, Achari stockholders approved an amendment to its then-existing amended and restated certificate of incorporation (the “Extension Amendment”) and Amended and Restated Investment Management Trust Agreement with Continental Stock Transfer & Trust Company (the “Trust Agreement”), which provided that the period of time in which Achari was required to consummate a business combination may be extended on a monthly basis, to January 19, 2024, by depositing on a monthly basis certain funds into the Trust Account. On July 12, 2023, the proposals described above were approved and the amendments to Achari’s then-existing amended and restated certificate of incorporation and Trust Agreement were adopted, with Achari filing the Extension Amendment with the Secretary of State of the State of Delaware on July 13, 2023. In connection with the July 2023 Extension Meeting, our Public Stockholders were provided with the opportunity to redeem their respective SPAC Shares for their applicable pro rata portion of the funds available in the Trust Account. Holders of 381,144 SPAC Shares exercised their right to redeem their respective shares for cash in connection with the July 2023 Extension Meeting, at a redemption price of approximately $10.50 per share, for an aggregate redemption amount of approximately $4,002,722.74, which was subsequently withdrawn from the Trust Account and paid to such holders in exchange for their respective redeemed shares. In addition, certain Founder Shares held by the Sponsor were transferred by the Sponsor to individual members of the Sponsor concurrently with the adoption of the Extension Amendment. Similar to the December 2022 Extension Meeting, Achari believed that the redemptions in connection with the July 2023 Extension Meeting would not materially impact Achari’s search and/or negotiations with a potential business combination target (including with respect to Vaso) because given the uncertainty with respect to the amount of funds that would be redeemed from the Trust Account in connection with any business combination (including a business combination with Vaso), it could not rely, and urged potential business combination targets (including Vaso) not to rely, on the potential for any funds remaining in the Trust Account when evaluating the merits of a potential transaction.

On July 14, 2023, Achari held a meeting of the Achari Board to discuss the proposed business combination with Vaso. Attendees included Achari directors Mr. Kevin Albert, Mr. Harry DeMott, Mr. Seth Farbman, Mr. Mark Pelson and Mr. Timothy Seymour, in addition to Achari management. At the board meeting, Achari management presented a brief overview of Vaso and the proposed business combination to the Achari Board, including key business segments, historical financial performance, proposed transaction terms and key transaction risks and mitigants. Achari management presented a brief overview of Vaso and the proposed business combination to the Achari Board. Such presentation included key business segments, historical financial performance, proposed transaction terms, and key transaction risks and mitigants. The material proposed transaction terms presented at such meeting were: (i) a substantial founder share reduction position ranging from a low of 30% to a high of 85% of pre-combination share position would be necessary; (ii) Achari would require no minimum cash consideration to be paid by Vaso; and (iii) the post-combination entity would have a valuation range of approximately $100 million to $200 million. On July 25, 2023, Achari met with Dr. Jun Ma, Mr. Michael Beecher, Mr. Barry Steiner and Mr. David Lieberman via video-conference, and certain representatives of Achari’s and Vaso’s legal teams. Such individuals discussed Vaso’s 36-year operating history, including the genesis of Vaso’s contract with GE HealthCare Technologies, Inc. (“GE HealthCare”), the historical financial performance of Vaso by business unit, Vaso’s revenue recognition policies and payment terms related to VasoHealthcare and expected future growth levers for Vaso and Vaso’s key customers.

On July 26, 2023, Achari management held a videoconference focused on business diligence with the Vaso management team. Achari and Vaso discussed multiple business diligence items across Vaso’s three business segments. The discussion primarily focused on each business unit’s revenue model and mix, future growth levers, expected future financial performance, competition, customer concentration, unit economics, sales and customer success strategy, supply chain management and synergies across segments.

On August 3, 2023, representatives of Achari provided representatives of Vaso with a draft, non-binding term sheet with respect to a potential business combination involving Achari and Vaso (the “August 3 LOI”). The August 3 LOI, among other things, contemplated a pre-money, fully-diluted equity valuation of Vaso of $150,000,000, no minimum cash condition, a reduction in the number of Achari’s Founder Shares from 2,500,000 to 1,000,000 at the time of the Business Combination, a reduction in Achari’s private placement warrants from 7,133,000 to 3,500,000 warrants, and up to $1,500,000 million in Achari-specific expense reimbursements to be paid by the combined company at Closing.

On August 16, 2023, per the guidance of representatives of Vaso, representatives from Achari circulated an updated draft of a non-binding term sheet with respect to the potential business combination between Achari and Vaso (the “August 16 LOI”). The August 16 LOI contemplated (i) a $150,000,000 pre-money, fully-diluted enterprise valuation of Vaso, (ii) a further reduction to the share consideration to be retained by the Sponsor, from 1,000,000 Founder Shares to 750,000 Founder Shares at a $10.00 per share deal price, (iii) a put option mechanism whereby the Sponsor would be able to exercise a forced sales right requiring Vaso to purchase such retained Founder Shares held by the Sponsor following consummation of the transaction at a minimum $8.00 per share purchase price at the expiration of the contemplated lock-up period, (iv) a reduction in the private placement warrants to be retained by the Sponsor following the consummation of the Business Combination, from 7,133,000 to 1,000,000 and (v) a $1,250,000 expense reimbursement provision provided to Achari with respect to certain Achari-specific expenses, to be paid by the combined company to Achari upon the consummation of the transaction. When considering the appropriateness of the $150,000,000 Enterprise Valuation which Vaso had requested in the August 16 LOI, the Achari Board considered various factors noted in the section entitled “The Achari Board’s Reason For the Approval of the Business Combination”.

Vaso also provided certain materials to Achari Management prior to the August 16 LOI, which such materials included Vaso’s internal estimates that over a three-year period, Vaso’s (i) revenue for the year-ended December 31, 2022 of $80,017,000 would grow annually by between 6% to 8%, resulting in a projected 2025 year-end revenue of $99,532,000, (ii) gross profit margin for the year-ended December 31, 2022 of 61% would remain between 61% and 62%, resulting in projected gross profit margin for the year-ended 2025 of 62% and (iii) that total operating expense for the year-ended December 31, 2022 of $41,448,000 would grow annually by between 3% and 5%, resulting in projected total operating expense for the year-ended 2025 of $46,813,000. However, because Vaso did not provide any supporting analysis to Achari Management to explain the appropriateness of such estimates or the assumptions underlying any of such internal projections to support their accuracy or the likelihood of achievement, Achari Management determined they could not rely on any of the information described above which was included in such materials provided by Vaso, and entirely disregarded all such materials when considering the appropriateness of any valuation of Vaso. Similarly, given Achari’s Management inability to conclude the information in any of such materials was reliable, Achari Management did not present any such materials to Achari’s Board of Directors for consideration. Achari did not consider the lack of supportable projections or growth rates a material factor in their valuation of Vaso or their decision to recommend the Business Combination given that they had performed their own valuation analysis of Vaso using publicly available financial information of Vaso, which such financial information had either been audited or reviewed by Vaso’s independent auditors, and which such internally prepared valuation analysis (as discussed herein under “Valuation”) supported the Achari Board’s decision to recommend the Business Combination. Additionally, the Achari Board was informed by Vaso that no projections or estimated growth rates were provided to River Corporate Associates by Vaso when River Corporate Associates was asked to prepare the fairness opinion provided by River Corporate Associates to Vaso’s Board. Achari was later informed that a previous version of such fairness opinion provided by River Corporate Associates to Vaso’s Board had inadvertently included references to projections and estimates provided by Vaso to River Corporate Associates, when in fact no projections or estimates had been provided, and, that as a result, Vaso requested River Corporate Associates re-issue such fairness opinion correcting such error, and that such re-issued fairness opinion is attached as Annex F to this joint proxy statement.

On August 23, 2023, representatives of Vaso provided representatives of Achari with a further revised draft of a non-binding term sheet with respect to the potential business combination (the “August 23 LOI”). The August 23 LOI contemplated a $176,000,000 equity valuation of Vaso, with Achari continuing to hold 1,000,000 private placement warrants following the close of the transaction, and an extension of the term of the August 23 LOI from 30 days to 45 days, in order to allow negotiations to continue. When considering the appropriateness of the $176,000,000 equity valuation Vaso has proposed, Achari considered similar valuation methodologies as it had considered in connection with the August 16 LOI, and which are discussed further in the section entitled “The Achari Board’s Reason For the Approval of the Business Combination” however, Achari also in particular noted Vaso’s publicly disclosed net cash position as of the previous quarter and the increasing perception among Achari Management that the average trading price of Vaso’s common stock on the OTC Markets was generally suffering from a lack of liquidity inherent to the over-the-counter market, due in part to the inability of many institutional investors to invest in securities which are not traded on a major national exchange as well as the lack of visibility of issuers on such markets, although Achari did not attempt to numerically calculate the actual impact of any such factors on the average trading price of Vaso’s common stock. Additional adjustments to Achari’s consideration of the appropriateness of the valuation included in the August 23 LOI resulted from continued negotiations between Vaso and Achari, as each party aimed to maximize returns for its own stockholders, with Achari notably focusing on Vaso’s historical financial metrics to support their valuation analysis, while Vaso favored a valuation methodology that accounted in some fashion for potential future growth, although, as previously discussed, supporting materials with respect to the accuracy or likelihood of any potential future growth metric rates were not provided to Achari by Vaso, and therefore such methodology was not deemed appropriate for consideration, and was therefore entirely disregarded by Achari.

Negotiation regarding the put option mechanism described above focused on many factors, including, but not limited to, that:

•        to incentivize Vaso to agree to a $176 million valuation, the Achari Founders would agree to materially reduce the number of Founder Shares and Private Placement Warrants they would hold following the Business Combination, and additionally given the substantial “lock-up” period the Sponsor would remain subject to following the Business Combination, the put option mechanism provided “down-side” assurance to the Sponsor in exchange for the substantial reduction in economics;

•        given the inherent uncertainty and subjectivity involved in creating appropriate valuation methodologies for transactions such as the Business Combination, the put option mechanism provided downside protection to the Sponsor without impacting the rights of Achari stockholders who would retain their ability to redeem their Public Shares from the funds then available in the Trust Account, which notably would result in a likely per-share redemption price of at least $10.15 per share (the amount originally deposited in Achari’s Trust Account upon the consummation of Achari’s IPO, although the Public Stockholders may receive less than $10.15 per share in certain circumstances as described in the section “Risk Factors” included in this joint proxy statement/prospectus), with such likely redemption price being higher than the minimum $8.00 per share strike-price floor (subject to adjustment) of the put option mechanism; and

•        the contingent liability that would result from Vaso offering a put right to all Achari stockholders would have materially impaired Vaso’s balance sheet and potentially resulted in an increased risk of loss to all Vaso and Achari stockholders.

For the avoidance of doubt, Achari believes that while there may be potential conflicts of interest between the Sponsor and the Achari Public Stockholders with respect to the Business Combination, Achari also believes the terms and conditions of the Business Combination Agreement, and the transactions contemplated thereby, including the Business Combination, are advisable and in the best interests of Achari and its stockholders. Based on the closing price of Achari Common Stock of $11.30 per share as reported by the OTC Markets on June 27, 2024, the 750,000 Founder Shares held by the Sponsor immediately following the consummation of the Business Combination (such Founder Shares being originally purchased by the Sponsor for aggregate consideration of approximately $25,000 and reflecting the agreed forfeiture of 1,750,000 Founder Shares pursuant to the terms of the Business Combination as further described herein), would have a potential aggregate market value of approximately $8,475,000, which would represent a potential aggregate profit on the Sponsor’s initial investment of $25,000 in such Founder Shares of $8,450,000. Even if the trading price of the Founder Shares were as low as $0.033 per share, the aggregate market value of such 750,000 Founder Shares (and without taking into account any value as ascribed to the Private Placement Warrants) would be approximately equal to the Sponsor’s entire initial investment in Achari. As a result, if the Business Combination is completed, the Sponsor will likely still be able to make a substantial profit on its investment in Achari even if shares of Class A Common Stock held by Achari’s Public Stockholders significantly decline in value. Alternatively, if the Business Combination is not completed on or before October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options), unless the termination date is extended, the Sponsor will lose its entire investment in Achari. For additional information with respect to the various potential conflicts of interest and the Achari Board’s consideration of such conflicts in its approval of the Business Combination, such as with respect to the put option mechanism, please see “The Achari Board’s Reasons for the Approval of the Business Combination” and “Interests of Achari’s Directors and Officers and Others in the Business Combination.”

On August 30, 2023, representatives of Achari, Mr. David Lieberman and Mr. Barry Steiner discussed Achari’s expected ongoing expenses until closing, and the amount of cash currently remaining in the Trust Account. The parties also discussed an expected timeline for execution of a letter of intent, as well as responsibilities for drafting the first draft of the business combination agreement. Vaso and Achari agreed that Achari’s counsel, Katten Muchin Rosenman LLP (“Katten”), would take the lead on the initial draft of such business combination agreement, led by Mr. Timothy Kirby, a partner in Katten’s Capital Markets practice group, and Mr. Josh Feiger, a partner in Katten’s Mergers and Acquisitions practice group.

On September 7, 2023, representatives of Achari provided representatives of Vaso with a further revised draft term sheet with respect to the potential business combination (the “September 7 LOI”). The September 7 LOI removed exclusivity provisions with respect to both Achari and Vaso, increased the amount of Achari expenses to be reimbursed by Vaso after the closing of a transaction to $2,250,000, and provided that any additional expenses incurred by Achari in excess of the aforementioned $2,250,000 reimbursement provision would be netted from proceeds received by Achari from the exercise of the contemplated put rights described above. The term of the September 7 LOI was also reduced from 45 days to 30 days.

On September 7, 2023, representatives of Vaso provided representatives of Achari a markup of the September 7 LOI (the “September 7 LOI Markup”). The September 7 LOI Markup removed certain registration rights and modified the aforementioned expense reimbursement provisions to reflect that Achari’s total reimbursed expenses would not exceed $2.5 million, with any expenses of Achari over such amount to be paid for by Vaso with a corresponding reduction on a dollar-for-dollar basis from any proceeds to be received by Achari from the exercise of the put option right being granted to Achari in connection with the transaction.

As a result of the substantial progress made with respect to the negotiations regarding the draft letter of intent, Achari and Vaso decided that, starting on October 20, 2023, it would be mutually beneficial to initiate weekly telephonic and videoconference all-hands “check-in” calls (which were subsequently scheduled for each Monday, Wednesday and Friday beginning on October 23, 2023) until execution of a merger agreement so long as negotiations were continuing in good faith, with representatives of the Achari, Vaso, Katten, Ortoli Rosenstadt LLP, legal counsel to Vaso (“Ortoli”), and Ladenberg teams attending all such calls to discuss diligence matters, the progress of various documentation, key work streams and other aspects of the potential business combination and, as needed, to further refine the transaction steps, related work plan and all other transaction related matters. Such calls were conducted regularly beginning on October 20, 2023 (with various material calls described in further detail below) until execution of the Business Combination Agreement on December 6, 2023, as further described below. On such calls, representatives of Katten and Ortoli reminded Achari and Vaso officers and directors of their fiduciary duties with respect to a proposed business combination as and when appropriate. In addition, during this same time period, a smaller subset of representatives and advisors, including, at times, but not limited to, Achari, Vaso, Katten, Ortoli and Ladenberg, met for the purposes of, among other things, discussing the contemplated business combination transaction, diligence related matters (including accounting related diligence), key deal work streams, the transaction timeline and related work plans. Lastly, during this time, representatives of Achari, Katten and Ortoli continued to conduct business, accounting, operational and financial due diligence with respect to Vaso (including with the assistance of their respective representatives), and, over the same period of time, Achari’s legal and other advisors continued to conduct reviews of information provided by Vaso in the virtual data room created by Vaso for such purposes, review written responses from representatives of Vaso in certain instances and conduct customary due diligence calls with representatives and advisors of Vaso. As part of the discussions related to diligence matters, Achari’s management discussed with Vaso in detail a wide range of issues that could materially affect Vaso’s business and prospects, including the potential loss of clients in the near future or other events that may materially affect Vaso’s prospects or its future financial performance, such as potential changes to the GEHC Agreement or any potential changes in Vaso’s product, management, staffing, sales, marketing, distribution and product manufacturing.

On September 11, 2023, representatives of Achari provided representatives of Vaso with a further revised draft term sheet with respect to the potential business combination (the “September 11 LOI”). The September 11 LOI added language which required the holders of a certain number of shares of Vaso to deliver a written consent committing them to approve the transaction and certain other matters concurrently with the execution of the Business Combination Agreement.

On September 11, 2023, representatives of Vaso provided representatives of Achari a markup of the September 11 LOI (the “September 11 LOI Markup”). The September 11 LOI Markup revised language regarding the contemplated stockholder support agreements described above and clarified which vendors would be included in Achari’s total expenses with regards to the aforementioned expense reimbursement provisions.

On September 11, 2023, Achari management, Mr. Timothy Kirby, Vaso legal counsel (i.e., Mr. David Lieberman) and Dr. Jun Ma had a call to discuss the Business Combination Agreement, certain ancillary documentation and certain diligence matters. Material points discussed on such call included the structure and form of the Vaso stockholder support agreement, the structure of the Vaso expense reimbursement agreement to be included in the Business Combination Agreement, registration rights mechanics, a potential Achari Board observer seat (which request was ultimately abandoned) and continued discussions regarding business, financial, accounting and legal diligence matters.

On September 12, 2023, representatives of Achari provided representatives of Vaso with a revised draft term sheet with respect to the potential business combination (the “September 12 LOI”). The September 12 LOI removed language added in the September 11 LOI Markup regarding which vendors would be included when determining Achari’s total accrued pre-closing expenses for reimbursement purposes.

On September 14, 2023, representatives of Achari and Vaso mutually executed the September 12 LOI. The September 12, LOI reflected, among other things: (a) an approximate $176,000,000 valuation expected to be ascribed to Vaso based on publicly available information and diligence materials provided to Achari as of such date, (b) a “put right” granted to Achari by Vaso whereby up to 750,000 Founder Shares, which would remain outstanding following the consummation of the transactions, would be able to be sold back to Vaso at certain specified prices and terms, and (c) a twelve-month post-closing lock-up period applicable to shares held by the Sponsor and certain Vaso management and insiders. Achari’s determination to enter into the September 12 LOI was based on, among other things: (x) Achari’s directors’ and management’s belief, based on their analysis, review, initial due diligence of Vaso and the terms of the September 12 LOI, that Vaso met certain of Achari’s key criteria in a business combination target, including, in particular (i) attractive long term growth prospects, (ii) a strong management team, and (iii) high barriers to entry with respect to concepts similar to Vaso’s product and service offerings, (y) the level of engagement by, and advanced negotiations and discussions with, Vaso, including with respect to having a preliminary agreement on key terms and conditions of a potential transaction, and (z) Vaso’s preparedness and willingness to devote appropriate resources to negotiating and executing definitive agreements and to consummating a business combination.

On September 19, 2023, representatives of Achari, Vaso, Katten and Ortoli held an all-hands meeting to discuss the upcoming business combination agreement drafting process and discuss certain diligence matters. The parties also discussed the expected timeline for Vaso’s audited financials and certain other questions, including with respect to potential amendments to Vaso’s contract with GE HealthCare, the concentration of Vaso’s customers and other business, accounting and legal diligence matters.

On September 27, 2023, Katten, on behalf of Achari, provided the working group with an initial draft of the business combination agreement, which set forth the proposed terms and conditions of the Business Combination on substantially the same terms outlined in the September 12 LOI, along with other customary merger agreement provisions for transactions of this type, including, for example, customary representations and warranties to be provided by the parties, covenants and closing conditions. In conjunction with the ongoing negotiations and revisions of the Business Combination Agreement, Achari and Ortoli exchanged revised drafts of the Sponsor Letter Agreement, Company Support Agreement, the Lock-Up Agreement and other ancillary agreements and documentation, for which, after review by the parties, there were no material disagreements between Achari, on the one hand, and Vaso, on the other hand. For further information related to such related agreements, please see the section entitled “Related Agreements”.

On October 2, 2023, representatives of Achari, Vaso, Katten and Ortoli held an all-hands meeting to discuss Ortoli’s initial comments to the Business Combination Agreement. The parties also discussed Katten’s continued review of documents provided by Vaso via a virtual data room in response to a documentary due diligence request list provided to Vaso by Katten, which included requests for certain customary business, financial, operational, accounting, legal, tax, intellectual property and other due diligence materials with respect to Vaso, and other legal and business diligence matters. The parties also discussed the fairness opinion to be delivered to Vaso’s Board of Directors in connection with the contemplated transaction.

On October 4, 2023, Achari held a board meeting with the Achari Board to discuss remaining outstanding items with regards to the Business Combination Agreement and ancillary documents (including, but not limited to, the Put Option Agreement). The Achari Board reviewed and discussed the current transaction progress to date, and key outstanding transaction risks. Achari management also presented an expected timeline to the Achari Board for the execution of the Business Combination Agreement. Finally, Mr. Kirby reviewed the Achari directors’ fiduciary duties in connection with the proposed business combination.

On October 11, 2023, representatives from Vaso informed Achari that they would like to revise certain agreed transaction terms which were documented in the September 12 LOI, which included revisions to the amount of Founder Shares to be held by Achari stockholders following the consummation of the transaction, revisions to the potential proceeds to be received by Achari in connection with the Put Option Agreement, as well as a reduction to the upfront cash payment to be made by Vaso for Achari-specific expenses.

On October 12, 2023, representatives from Achari informed Dr. Jun Ma and Mr. David Lieberman that the proposed revisions to the contemplated transaction terms were unacceptable and Achari would not proceed on the terms that Vaso proposed on October 11, 2023.

On October 13, 2023, Achari held a board meeting with the Achari Board to discuss the proposed revised terms from Vaso at which time the Achari Board agreed not to accept the proposed revised terms presented by Vaso on October 11, 2023.

On October 15, 2023, following conversations between Katten, Ortoli, Achari and Vaso, representatives from Vaso agreed to proceed with the transaction on the original terms reflected in the September 12 LOI.

On October 18, 2023, Mr. Mitchell Hara, Chief Financial and Operating Officer of Achari, and Mr. David Lieberman, Director of Vaso, met in Boca Raton, Florida to discuss additional deal protections required by Achari as a result of recent events, including material termination protections and a breakup fee. Mr. David Lieberman agreed that these protections could be agreed to by Vaso, and such protections were later reflected in the Business Combination Agreement.

On October 20, 2023, representatives of Achari, Vaso, Ortoli and Katten continued discussions regarding Achari vendor expenses via email correspondence and virtual conference calls.

On October 23, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed termination provisions for both Vaso and Achari, including a potential breakup fee via email correspondence and virtual conference calls. The parties also discussed Achari’s outstanding accounts payable per Achari’s third quarter 2023 quarterly filing with the SEC on Form 10-Q, the potential for a dual class share structure for Achari post-transaction, and the expected timeline for execution of the Business Combination Agreement. Vaso explained the desirability of establishing a dual class structure with varying voting power to allow for flexibility in future equity issuances. Despite having no plans to issue any shares of the class with preferred voting power, Vaso noted that once the proposed Business Combination was consummated, the proposed dual class structure could not be established pursuant to Nasdaq’s rules as long as the common stock of the post-Business Combination company remains listed on Nasdaq.

On October 24, 2023, representatives of Achari, Vaso, Ortoli and Katten continued discussions regarding revisions to the Business Combination Agreement and Put Option Agreement, as well as certain potential excise tax liabilities attributable to Achari, following which Achari’s external accountant provided a letter regarding applicable tax law and potential tax liability attributable to Achari, and Achari then provided such letter to Vaso.

On October 27, 2023, representatives of Achari, Vaso, Ortoli and Katten continued to discuss certain aspects of the lockup that would apply to shares held by Vaso and Achari, certain mechanisms of the Put Option Agreement, including proposed mandatory repurchase rights to be held by Vaso in certain instances and the timeline for delivery and contents of the fairness opinion to be delivered to the board of directors of Vaso. Katten and Ortoli also discussed the drafting and content of disclosure schedules and related diligence matters.

On October 30, 2023, Vaso informed Achari that it had engaged River Corporate to provide a fairness opinion to the Vaso Board of Directors in connection with the proposed transaction. The parties also continued to coordinate on outstanding open business and diligence items.

On November 1, 2023, representatives of Achari, Vaso, Ortoli and Katten respectively provided and reviewed certain diligence materials, such as board and committee minutes and resolutions of the respective companies. Vaso informed Achari of an expected timeline to receive the Fairness Opinion. The parties also discussed Achari’s continued listing status with Nasdaq with Achari’s consultant, Donohoe Advisory Associates LLC (“Donohoe”).

On November 2, 2023, Achari held a diligence call with Dr. Jun Ma, Mr. David Lieberman, Mr. Michael Beecher, Mr. Peter Castle, Chief Operating Officer of Vaso and President of VasoTechnology, and Ms. Jane Moen, President of Vaso Healthcare, and representatives of Katten and Ortoli. The parties discussed the genesis of the relationship with GE Healthcare with VasoHealthcare, certain amendments and extensions of the contract between Vaso and GE Healthcare, the sales process, historical financial information and business operations, customer concentration and future growth levers for the VasoHealthcare business unit. The parties also discussed historical financial information and business operations, including with respect to Vaso’s acquisition of NetWolves Network Services LLC, which was founded by Mr. Peter Castle, customer concentration issues and future growth levers for VasoTechnology.

On November 3, 2023, Achari and Katten held a diligence discussion with Dr. Jun Ma, Mr. David Lieberman, and Mr. Michael Beecher covering the sales cycle with GE Healthcare, as well as Vaso’s internal accounting protocols for revenue recognition and deferred revenue.

On November 3, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed progress on the current draft of the Business Combination Agreement and proposed revisions to certain aspects of the documentation. On behalf of Vaso, Mr. David Lieberman confirmed that all relevant documents requested by Katten for diligence purposes had been provided to Achari and Katten at that time.

On November 7, 2023, representatives of Achari and Vaso met at Vaso headquarters in Plainview, NY. The parties discussed Vaso’s future growth plans, reviewed financial materials, discussed potential strategic transactions that would create stockholder value and outstanding process items to be completed prior to a Vaso board meeting to approve the proposed business combination. Achari and Katten also met with multiple members of the Vaso management and corporate team, including representatives from the finance and accounting teams and Vaso’s outside auditors, and had the opportunity to ask questions regarding their processes, including regarding internal control matters.

On November 9, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed a series of outstanding open economic topics to be resolved with respect to the Business Combination Agreement and Put Option Agreement and potential solutions via email correspondence and virtual conference calls.

On November 10, 2023, representatives of Achari, Vaso, Ortoli and Katten continued their discussion on the remaining outstanding open topics to be resolved with respect to the Business Combination Agreement and Put Option Agreement via email correspondence and virtual conference calls.

On November 13, 2023, representatives of Achari, Vaso, Ortoli and Katten continued to discuss the remaining outstanding open negotiation topics to be resolved with respect to the Business Combination Agreement and Put Option Agreement via email correspondence and virtual conference calls.

On November 16, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed remaining outstanding negotiation topics with respect to the Business Combination Agreement and Put Option Agreement via email correspondence and virtual conference calls in an effort to resolve all remaining material open items.

On November 21, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed the expected timeline for Vaso to complete its fiscal year 2023 audits via a virtual conference call. The parties also discussed the possibility of including additional termination provisions in the Business Combination Agreement. Vaso informed Achari that the Fairness Opinion provided by River Corporate regarding the transaction would be available to Achari after the opinion was delivered to Vaso’s Board of Directors on December 1, 2023.

On November 28, 2023, representatives of Achari, Vaso, Ortoli and Katten discussed all remaining outstanding matters regarding the Business Combination Agreement and ancillary documentation and timing for execution of such documents and the announcement of the transaction via virtual conference call.

On November 28, 2023, representatives of Achari and Vaso held a meeting with Donohoe to discuss Achari’s upcoming Nasdaq panel hearing on December 7, 2023 (as discussed below, the “December 7 Hearing”) regarding Achari’s existing continued listing deficiencies. Donohoe reviewed a slide deck with the participants which Donohoe later presented to Nasdaq at the December 7 Hearing, and at which certain members of the Achari, Vaso and Katten terms were present, including Dr. Jun Ma, the Chief Executive Officer of Vaso, as well as Mr. Vikas Desai, the Chief Executive Officer of Achari.

On November 29, 2023, Achari held a meeting with the Achari Board to approve the proposed transaction with Vaso. Achari management and the Achari Board discussed the proposed finalized Business Combination Agreement, including all ancillary documents, and the consideration to be paid by Achari to Vaso stockholders pursuant to the Business Combination Agreement, and agreed that it was fair, from a financial point of view, to the holders of Achari’s common stock. Achari’s independent directors also held an executive session of independent directors with Katten to further discuss the proposed business combination between Achari and Vaso and, after discussion, such independent directors unanimously saw fit to approve the Business Combination prior to a motion being made to so approve applicable resolutions. Following the executive session of Achari’s independent directors, the full Achari Board and other participants in the meeting reconvened and, based on the factors cited in section entitled “The Achari Board’s Reasons for the Approval of the Business Combination”, Achari’s independent directors in attendance, in a separate vote made for good governance reasons, and the entire Achari Board adopted and approved the Business Combination with Vaso, and the transactions and agreements contemplated by the Business Combination Agreement. Following the presentation by management, the remainder of the Achari Board also approved the execution of the Business Combination Agreement, the Put Option Agreement and related transaction documents in the form presented to them.

On December 1, 2023, a videoconference meeting of the Vaso Board of Directors was held with representatives of Ortoli and River Corporate. At the meeting, Vaso’s directors were provided with an overview of the proposed business combination between Achari and Vaso (including the potential benefits and the risks related thereto), and the key terms of the Business Combination Agreement and other proposed transaction documents. At the request of the Vaso Board of Directors, representatives of River Corporate reviewed with the Vaso Board of Directors its preliminary financial analysis of the proposed terms of the business combination between Achari and Vaso. Representatives from Ortoli also reviewed with the Vaso directors their fiduciary duties in connection with the proposed business combination between Achari and Vaso.

On December 1, 2023, Achari was provided a copy of the Fairness Opinion and given the opportunity after reviewing the same to ask questions of River Corporate regarding assumptions, methodologies and the conclusions of the report, which, after such discussion, Achari deemed satisfactory. For more information see the section entitled

“Risk Factors — The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination, and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

On December 1, 2023, Vaso held a meeting of its board of directors at which it approved the Business Combination Agreement, the Put Option Agreement and related transaction documents in the form presented to them.

On December 3, 2023, representatives of Achari, Vaso, Ortoli and Katten convened an all hands call to discuss remaining items required for execution of documentation, including the Business Combination Agreement and ancillary documentation.

On December 4, 2023, representatives of Achari, Vaso, Ortoli and Katten convened an all hands call to discuss remaining items required for execution of documentation, including the Business Combination Agreement and ancillary documentation.

On December 6, 2023, representatives of Achari, Vaso, Katten and Ortoli held a meeting with Donohoe to prepare for the presentation for the December 7 Hearing.

On December 6, 2023, representatives of Achari, Vaso, Ortoli and Katten agreed to execute the Business Combination Agreement and all related documentation and concurrently released all signatures held in escrow with respect to the Business Combination Agreement as of 11:59 P.M. EST on December 6, 2023.

On December 7, 2023, Achari and Vaso announced the transaction publicly, including Vaso and Achari each filing Forms 8-K, respectively, with the SEC, and issuing press releases, respectively, announcing the transaction.

On December 7, 2023, representatives of Achari, including Mr. Vikas Desai and Mr. Merrick Friedman, Vaso, including Mr. Jun Ma and Mr. David Lieberman, Donohoe and Katten, including Mr. Timothy Kirby, attended the December 7 Hearing with Nasdaq regarding Achari’s existing continued listing deficiencies and request for an extension of time to cure such deficiencies. At the December 7 Hearing, Donohoe and the attending participants from Achari and Vaso reviewed a slide deck with the representatives from Nasdaq, which discussed the respective histories of Achari and Vaso, provided details regarding the proposed Business Combination, and presented a proposed compliance plan with respect to Achari’s existing continued listing deficiencies. The meeting concluded with the Nasdaq representatives noting they would consider Achari’s request and would issue a decision regarding such request as soon as they were able.

On December 18, 2023, Achari held a special meeting in lieu of an annual meeting of stockholders (the “2023 Achari Annual Meeting”) at which certain matters were voted on and approved by Achari’s stockholders, including with respect to an extension of the deadline by which Achari must consummate a business combination, from the then-existing deadline of January 19, 2024 to a revised deadline of July 19, 2024, by depositing on a monthly basis certain funds into the Trust Account. Following approval of such proposals at the 2023 Achari Annual Meeting, the respective amendments to Achari’s then-existing certificate of incorporation and Trust Agreement, which were the subject of such proposals, were adopted, with Achari filing an amendment to its then-existing certificate of incorporation with the Secretary of State of the State of Delaware on January 2, 2024.

On December 19, 2023, Nasdaq notified Achari that it had granted an extension, until April 2, 2024, to cure Achari’s existing continued listing deficiencies. However, Achari did not regain compliance with the Nasdaq continued listing requirements, including the minimum public holder or minimum publicly held shares, by April 2, 2024. On April 5, 2024, the Panel provided Achari with a delisting determination notice and, as a result, trading in Achari’s securities on Nasdaq was suspended effective with the open of the market on April 9, 2024. The Company’s securities are currently eligible to trade only on the OTC Markets system. In response to the delisting determination notice, the Company submitted an appeal to the Listing Council on April 19, 2024. On June 20, 2024, after review of certain supporting memorandum submitted on behalf of the Company and the Panel, the Listing Council affirmed the decision of the Panel. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. If the Company’s securities are delisted, the Company intends to proceed with its efforts to consummate the Vaso Business Combination. However, Nasdaq approval of the Company’s initial listing application with respect to the Vaso Business Combination is a condition to the closing of the Vaso Business Combination, and there can be no guarantee that Nasdaq will approve such initial listing application, which may delay, or ultimately prevent the consummation of the proposed Vaso Business Combination. Please see “Risk Factors — Trading in

the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information.

Tax Treatment of the Business Combination

Vaso and Achari intend for the Business Combination to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Vaso and Achari each will use its reasonable best efforts to cause the Business Combination to qualify, and agree not to, and not to permit or cause any of their respective affiliates or subsidiaries to, take any action that could reasonably be expected to prevent or impede the Business Combination from qualifying, as a “reorganization” within the meaning of Section 368(a) of the Code.

Material U.S. Federal Income Tax Consequences of the Business Combination

U.S. Federal Income Tax Characterization of the Merger

Subject to the assumptions, limitations and qualifications described below, and in the tax opinion of Ortoli, attached to the registration statement on Form S-4 that includes a joint proxy statement/prospectus as Exhibit 8.1, it is the opinion of Ortoli that the Merger is more likely than not to qualify as a “reorganization” under Section 368(a) of the Code. For U.S. federal income tax purposes, the Parties intend for the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). Notwithstanding the Parties’ intent, there are significant factual and legal uncertainties as to whether the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the closing of the Merger is not conditioned on the receipt of any tax ruling or tax opinion. Therefore, the tax treatment of the Merger is inherently uncertain. For example, under Section 368(a) of the Code and Treasury Regulations promulgated thereunder, the acquiring corporation in a reorganization must continue, either directly or indirectly through certain controlled corporations, either a significant line of the acquired corporation’s historic business or use a significant portion of the acquired corporation’s historic business assets in a business.

Specifically, under Treasury Regulations Section 1.368-2(j), (1) the stock surrendered must constitute control of the surviving corporation, (2) the controlling corporation must control the surviving corporation immediately after the transaction, and (3) the surviving corporation must hold “substantially all” of its own properties and substantially all of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction). In applying this “substantially all” test to the surviving corporation, consideration furnished by the surviving corporation in exchange for its stock is considered property of the surviving corporation which it does not hold after the transaction. There is no guidance directly on point as to how this requirement applies in the case of the Merger, where the amount of Vaso stock redeemed for cash pursuant to the appraisal rights of the Vaso stockholders (see “Solicitation of Consents from Vaso stockholders — Appraisal Rights of Vaso stockholders”), rather than exchanged for the right to receive Class A Common Stock pursuant to the Merger, is not known until shortly before, at the time of, or shortly after the Closing. If a significant number of Vaso Shares were to be redeemed pursuant to such appraisal rights, the aforementioned “substantially all” requirement may not be satisfied. As a result, despite the Parties’ intention as stated in the Business Combination Agreement that the Merger qualify as a reorganization, the U.S. federal income tax treatment of the Merger is uncertain.

The discussion below describes the U.S. federal income tax consequences of the Merger in the event that they are treated as a reorganization within the meaning of Section 368(a) of the Code, as well as the U.S. federal income tax consequences of the Merger in the event it fails to be so treated. Neither Achari nor Vaso has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger, and neither Achari nor Vaso or any of their respective advisors or affiliates, makes any representations or provides any assurances regarding the tax consequences of the Merger, including whether the Merger qualifies as a reorganization under Section 368(a) of the Code. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each U.S.  holder of Vaso Shares is urged to consult its tax advisor with respect to the particular tax consequences of the Merger to such holder.

U.S. Federal Income Tax Consequences to U.S. Holders of Vaso Shares if the Merger Qualifies for the Intended Tax Treatment

If the Merger qualifies for the Intended Tax Treatment, the U.S. federal income tax consequences to U.S.  holders of Vaso Shares will generally be as follows:

•        a U.S. holder will not recognize gain or loss upon the exchange of Vaso Shares for Class A Common Stock pursuant to the Merger;

•        a U.S. holder’s aggregate tax basis for the shares of Class A Common Stock received in the Merger will equal such U.S. holder’s aggregate tax basis in the Vaso Shares surrendered in exchange therefor in the Merger; and

•        the holding period of the shares of Class A Common Stock received by a U.S. holder in the Merger will include the holding period of the Vaso Shares surrendered in exchange therefor.

U.S. Federal Income Tax Consequences to U.S. Holders of Vaso Shares if the Merger Fails to Qualify for the Intended Tax Treatment

If the Merger nevertheless fails to qualify for the Intended Tax Treatment, then, for U.S. federal income tax purposes, a U.S.  holder holding Vaso Shares will generally recognize gain or loss equal to the difference, if any, between (i) the fair market value of the Class A Common Stock received in exchange for the Vaso Shares surrendered in the Merger, and (ii) such U.S.  holder’s adjusted tax basis in the Vaso Shares surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S.  holder’s holding period for the Vaso Shares surrendered in the Merger exceeds one year as of the Closing Date. Long-term capital gain of certain non-corporate holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates. The deductibility of capital losses is subject to limitations under the Code. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of such loss.

Qualified Small Business Stock

Vaso Shares may meet the criteria of Section 1202 of the Code, with respect to gain from the sale or exchange of “qualified small business stock” (“QSBS”) held more than five years. Were Vaso Shares do so qualify as QSBS, certain holders of Vaso Shares could be eligible for an exemption from federal income tax on capital gains with respect to QSBS held for more than five years. Further, were Vaso Shares so treated as QSBS and the Merger qualifies for the Intended Tax Treatment, shares of Class A Common Stock received in exchange for Vaso Shares could also qualify as QSBS, subject to certain limitations of the amount of gain exclusion available under Section 1202. We cannot assure that Vaso will meet all or any of such tests during substantially all of a holder’s holding period or that Vaso Shares will qualify as QSBS, and in no event shall Achari, Merger Sub or Vaso be liable to any party for damages arising from subsequently proven or identified error in any determination with respect to the applicability or interpretation of Section 1202 of the Code. You should consult with your own tax advisors regarding the potential applicability or interpretation of Section 1202 of the Code to Vaso Shares and/or Class A Common Stock.

Appraisal Rights

Pursuant to the Business Combination Agreement, each Dissenting Stockholder who becomes entitled to payment for his, her or its Dissenting Shares shall receive such payment in accordance with the DGCL. A Dissenting Stockholder who receives a cash payment with respect to his or her Dissenting Shares will generally be deemed to have disposed of his or her shares in a taxable transaction. You should consult with your tax advisors regarding the applicability of the foregoing to you.

Tax Consequences of the Business Combination For Holders Who Do Not Elect to Redeem SPAC Shares

If holders of SPAC Shares do not elect to have such SPAC Shares redeemed for cash, then such non-redeeming holders will not have a sale, taxable exchange or taxable redemption of such SPAC Shares as described below and will recognize no taxable gain or loss as a result of the consummation of the Business Combination. In addition, Achari will not recognize any taxable gain or loss for U.S. federal income tax purposes as a result of the consummation of the Merger.

Redemption of SPAC Shares

In the event that a holder’s SPAC Shares are redeemed pursuant to the redemption provisions described in this joint proxy statement under the section entitled “Stockholders’ Meeting — Redemption Rights”, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or other exchange of SPAC Shares under Section 302 of the Code. If the redemption qualifies as a sale of SPAC Shares, a U.S. holder will be treated as described below under the section entitled “U.S. Holders of SPAC Shares — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares”, and a non-U.S. holder will be treated as described under the section entitled “Non-U.S. Holders of SPAC Shares — Gain on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares”. If the redemption does not qualify as a sale of SPAC Shares, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “U.S. Holders of SPAC Shares — Taxation of Distributions”, and the tax consequences to a non-U.S. holder described below under the section entitled “Non-U.S. Holders of SPAC Shares — Taxation of Distributions”.

Whether a redemption of SPAC Shares qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of our shares outstanding both before and after the redemption. The redemption of SPAC Shares generally will be treated as a sale of SPAC Shares (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us, or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.

In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include SPAC Shares which could be acquired pursuant to the exercise of warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption, and the application of these tests generally also takes into account related transactions that occur contemporaneously with the redemption, including any contemporaneous purchases of SPAC Shares by the relevant holder and any issuances of Common Stock.

In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of SPAC Shares must, among other requirements, be less than 80 percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of SPAC Shares and the Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed, or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by specific family members and the holder does not constructively own any other stock.

The redemption of SPAC Shares will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction”.

If none of the foregoing tests is satisfied, then the redemption of SPAC Shares will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders of SPAC Shares — Taxation of Distributions”, and the tax effects to such a non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders of SPAC Shares — Taxation of Distributions”. After the application of those rules, any remaining tax basis of the holder in the redeemed A SPAC Shares will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it. A holder should consult with its own tax advisors as to the tax consequences of a redemption.

U.S. Holders of SPAC Shares

This section applies to you if you are a “U.S. holder” of SPAC Shares.

Taxation of Distributions.    If a redemption of a U.S. holder’s SPAC Shares is treated as a corporate distribution, as described above under the section entitled “Redemption of SPAC Shares”, such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in SPAC Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of SPAC Shares and will be treated as described below under the section entitled “U.S. Holders of SPAC Shares — Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares”.

Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the SPAC Shares described in this joint proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares.    If a redemption of a U.S. holder’s SPAC Shares is treated as a sale, taxable exchange or other taxable disposition, as described above under the section entitled “Redemption of SPAC Shares”, a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash and the U.S. holder’s adjusted tax basis in the SPAC Shares redeemed. A U.S. holder’s adjusted tax basis in its SPAC Shares generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its SPAC Shares treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the SPAC Shares so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to SPAC Shares described herein may suspend the running of the applicable holding period for this purpose. If the running of the holding period for SPAC Shares is suspended, then non-corporate U.S. holders may not be able to satisfy the one-year holding period requirement for long-term capital gain treatment, in which case, any gain on a redemption of the shares would be subject to short-term capital gain treatment and would be taxed at regular ordinary income tax rates. Long-term capital gains recognized by non-corporate U.S. holders will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations. U.S. holders who hold different blocks of SPAC Shares (shares of SPAC Shares purchased or acquired on different dates or at different prices) should consult their respective tax advisors to determine how the above rules apply to them.

Non-U.S. Holders of SPAC Shares

This section applies to you if you are a non-U.S. holder of SPAC Shares.

Taxation of Distributions.    If a redemption of a non-U.S. holder’s SPAC Shares is treated as a corporate distribution, as described above under the section entitled “Redemption of SPAC Shares”, to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles), such distribution will constitute a dividend for U.S. federal income tax purposes and, provided such dividend is not effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of 30 percent (30%), unless such non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the non-U.S. holder’s adjusted tax basis in its SPAC Shares and, to the extent such distribution exceeds the non-U.S. holder’s adjusted tax basis, as gain realized from the sale or other disposition of the SPAC Shares, which will be treated as described below under the section entitled “Non-U.S. Holders of SPAC Shares — Gain on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares”.

The withholding tax described in the preceding paragraph does not apply to dividends paid to a non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A non-U.S. holder that is a corporation for U.S. federal income tax purposes and is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30 percent (30%) (or a lower applicable income tax treaty rate).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of SPAC Shares.    If a redemption of a U.S. holder’s SPAC Shares is treated as a sale or other taxable disposition, as described above under the section entitled “Redemption of SPAC Shares”, a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of the redemption, unless:

•        the gain is effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the non-U.S. holder);

•        such non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our SPAC Shares and, in the circumstance in which SPAC Shares are regularly traded on an established securities market, the non-U.S. holder has owned, directly or constructively, more than 5% of our SPAC Shares at any time within the shorter of the five-year period preceding the redemption or such non-U.S. holder’s holding period for the SPAC Shares. There can be no assurance that our SPAC Shares will be treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a non-U.S. holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional “branch profits tax” at a 30 percent (30%) rate (or lower income tax treaty rate).

If the second bullet point applies to a non-U.S. holder, such non-U.S. holder will be subject to U.S. tax on such non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of 30 percent (30%).

If the third bullet point above applies to a non-U.S. holder, gain recognized by such holder in the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption. We believe that we are not, and have not been at any time since our formation, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.

Information Reporting and Backup Withholding

Dividend payments with respect to our SPAC Shares and proceeds from the sale, taxable exchange or taxable redemption of our SPAC Shares may be subject to information reporting to the IRS and possibly United States backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

Amounts treated as dividends that are paid to a non-U.S. holder are generally subject to reporting on IRS Form 1042-S even if the payments are exempt from withholding. A non-U.S. holder generally will eliminate any other requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s United States federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

FATCA Withholding Taxes

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% on payments of dividends (including constructive dividends) on our Public Shares to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). The IRS has issued proposed regulations (on which taxpayers may rely until final regulations are issued) that would generally not apply these withholding requirements to gross proceeds from sales or other disposition proceeds from our Public Shares; however, there can be no assurance that final regulations will provide the same exceptions from FATCA withholding as the proposed regulations. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders of Public Shares are urged to consult their respective tax advisors regarding the effects of FATCA on their respective investment in our securities.

Regulatory Matters

The Business Combination and the transactions contemplated by the Business Combination Agreement are not subject to any additional federal or state regulatory requirement or approval, except for filings with the Secretary of State of the State of Delaware necessary to effectuate the Business Combination and filings of required solicitation materials pursuant to Rule 14a-12 of the Exchange Act.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“the “HSR Act”) and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. A business combination that is subject to these requirements may not be completed until the expiration of a 30-day waiting period following the filing of the required Notification and Report Forms with the Antitrust Division and the FTC. Since Vaso is the “Ultimate Parent Entity” of the “Acquired Person” as defined in the HSR Act and related regulations, including 16 C.F.R. Sections 801.1(a)(3) and 801.2(b), and such “Acquired Person” does not have either total assets or annual net sales of $222.7 million or more, as determined under the HSR Act and related regulations, including 16 C.F.R. Section 801.11, no filing is required under the HSR Act.

None of the Sponsor, Achari or Vaso is aware of any material regulatory approvals or actions that are required for completion of the Business Combination. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought or completed. There can be no assurance, however, that any additional approvals or actions will be obtained or completed.

Satisfaction of 80% Test

It is a requirement under the Current Charter and the rules of Nasdaq that we complete one or more business combinations having an aggregate fair market value of at least 80% of the value of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account) at the time of our signing a definitive agreement in connection with our initial business combination.

As of the date of the execution of the Business Combination Agreement, the balance of funds in the Trust Account was approximately $6,050,606.81. In reaching its conclusion that the Business Combination meets the 80% test, Achari’s board of directors considered all of the factors described in the section entitled “Proposal 1 — The Business Combination Proposal — The Achari Board’s Reasons for the Approval of the Business Combination”, and the fact that the purchase price for Vaso was the result of an arm’s-length negotiation. As a result, the Achari Board concluded that the fair market value of the businesses acquired was significantly in excess of 80% of the assets held in the Trust Account. In light of the financial background and experience of the members of Achari’s management team and the Achari Board, the Achari Board believes that the members of its management team and the Achari Board are qualified to determine whether the Business Combination meets the 80% test. The Achari Board did not seek or obtain an opinion of an outside fairness or valuation advisor as to whether the 80% test has been met. For more information see “Risk Factors — The Achari Board did not obtain a fairness opinion in determining whether to proceed with the Business Combination and, as a result, the terms may not be fair from a financial point of view to the Public Stockholders.”

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved that Achari’s entry into the Business Combination Agreement, dated as of December 6, 2023 (as amended or supplemented from time to time, the “Business Combination Agreement”), by and among Achari, Merger Sub and Vaso, the consummation of the transactions contemplated by the Business Combination Agreement, including the issuance of the consideration thereunder, and the performance by Achari of its obligations thereunder be ratified, approved, adopted and confirmed in all respects.”

Required Vote with Respect to the Business Combination Proposal

The approval of the Business Combination Proposal will require the affirmative vote of the holders of a majority of the SPAC Shares that are present and vote at the Stockholders’ Meeting. If any of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal fails to receive the required stockholder approval, the Business Combination will not be completed.

The Sponsor has agreed to vote any shares of Achari common stock owned by it in favor of the Business Combination pursuant to the Insider Letter. The Sponsor has transferred shares subject to the Insider Letter, but pursuant to the terms of the Insider Letter, was only able to do so if such new stockholders agreed to be bound by the terms of the Insider Letter. As of the Record Date, the Sponsor and such new stockholders beneficially owned 2,500,000 shares of Achari’s common stock, excluding shares issuable upon the exercise of warrants. As of the date hereof, the Sponsor and Achari’s directors and officers have not purchased any additional shares of Achari’s common stock.

Recommendation of the Achari Board with Respect to the Business Combination Proposal

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT THE ACHARI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 2: THE CHARTER AMENDMENT PROPOSALS

Overview

SPAC A&R CoI

The Current Charter includes certain provisions applicable to the rights of stockholders (such as the right to have their respective shares redeemed if Achari fails to consummate a business combination by a particular date or if Achari seeks to amend its charter to extend that date) and the conduct of management and affairs prior to a business combination. Upon the closing of the Business Combination, such provisions will terminate or cease to be applicable.

Achari’s stockholders are asked to consider and vote upon and to approve the Charter Amendment Proposals in connection with the amendment and restatement of the Current Charter with the SPAC A&R CoI. Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement. Therefore, if any of the Business Combination Proposal, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal or the Director Election Proposal is not approved, then the Charter Amendment Proposals will have no effect, even if approved by Achari’s stockholders.

Comparison of Current Charter to SPAC A&R CoI

The following is a summary of the key changes effected by the proposed amendments (the “Charter Amendments”) relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the SPAC A&R CoI, substantially in the form included as Annex B to this joint proxy statement/prospectus.

•        to change the post-Business Combination corporate name of Achari from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation”

•        to remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination; and

•        reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure and their respective and associated rights and restrictions underlying the class of shares.

This summary is qualified by reference to the complete text of the SPAC A&R CoI, a copy of which is attached to this joint proxy statement/prospectus as Annex B. All stockholders are encouraged to read the SPAC A&R CoI in its entirety for a more complete description of its terms.

Reasons for the Approval of the Charter Amendment Proposals

In the judgment of the Achari Board, the proposed Charter Amendments are necessary to address the needs of post-Merger Achari. In particular:

•        changing Achari’s name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and deleting provisions specific to Achari’s status as a blank check company (these revisions are desirable because they will serve no purpose following the Business Combination); and

•        reclassifying all of the outstanding shares of Achari’s common stock and their respective and associated rights and restrictions underlying the class of shares to establish dual classes of Common Stock, including the Class B Common Stock with advantageous voting powers, allowing Achari more flexibility for future equity issuances.

Required Vote With Respect to Proposal 2

The approval of Proposal 2 will require the affirmative vote of the holders of sixty-five percent of the SPAC Shares as of the Record Date.

Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement. Therefore, if any of these other Proposals is not approved, Proposal 2 will have no effect, even if approved by Achari’s stockholders.

Recommendation of the Achari Board with Respect to Proposal 2

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT THE ACHARI
STOCKHOLDERS VOTE “FOR” PROPOSAL 2.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 3: THE GOVERNANCE PROPOSALS

Overview

Achari is asking its stockholders to vote on each of the two governance provision referred to below which is included in the SPAC A&R CoI. In accordance with SEC guidance, these proposals are being presented as separate proposals to give stockholders the opportunity to present their separate views on this important corporate governance provision, and these proposals will be voted upon separately. You may vote or abstain on one Governance Proposal without affecting your vote or abstention on the other Governance Proposal. If both of the Governance Proposals are not approved, Achari will not be able to enact the SPAC A&R CoI.

Description of Governance Proposals

Achari is asking you to consider and vote upon governance provisions in the SPAC A&R CoI to:

(i)     Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A Common Stock and (b) Class B Common Stock, with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share; and

(ii)    Governance Proposal 3B: increase the Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock.

Reasons for Amendment

The Achari Board believes that it is important for the post-Business Combination Company to have available for issuance a number of authorized shares of capital stock, including two classes of Common Stock, sufficient to support its growth and to provide flexibility for future corporate needs.

Governance Proposal 3A

One of the Governance Proposals is to reclassify all of the outstanding shares of Achari’s common stock into Class A Common Stock and Class B Common Stock. The Class B Common Stock will have one hundred votes per share as opposed to one vote per share for the Class A Common Stock. Although it is not expected that Achari will issue Class B Common Stock for the foreseeable future, stockholders who hold shares of Class B Common Stock could together hold a substantial majority of the voting power of our outstanding capital stock. This concentrated control could limit or preclude the ability of the holders of Class Common Stock to influence corporate matters. Achari believes that it is desirable to establish a dual class structure with varying voting power to allow for flexibility in future equity issuances. Although Achari has no plans to issue any shares of the class with preferred voting power, once the proposed Business Combination is consummated, the proposed dual class structure could not be established pursuant to Nasdaq’s rules as long as the common stock of the post-Business Combination company remains listed on Nasdaq. For further information see section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters.”

The ability to issue the authorized amount of both the current Achari common stock (which upon filing of the SPAC A&R CoI will become the Class A Common Stock) and the current authorized preferred stock is not affected by this proposed amendment, and the ability of the Board to set the terms of the preferred stock without stockholder approval is not materially affected by this proposed amendment.

Governance Proposal 3B

If Achari is to issue Class B Common Stock, that class must be authorized by its Certificate of Incorporation. The Current Charter does not authorize the issuance of Class B Common Stock, so the SPAC A&R CoI proposes to authorize such issuance in an amount of 10,000,000 shares, an amount that the Achari Board believes will give the post-Business Combination company sufficient flexibility for any future needs. The SPAC A&R CoI proposes to authorize the issuance of Class B Common Stock without changing the amount of SPAC Shares authorized in the Current Charter (which will be exchanged for shares of Class A Common Stock), which is 100,000,000 in each of the Current Charter and SPAC A&R CoI. As a result, the combined authorized amount of common stock in the SPAC A&R CoI on which you are being asked to vote in this Governance Proposal is 110,000,000 shares, of which 100,000,000 apply to the Class A Common Stock and 10,000,000 apply to the Class B Common Stock.

Vote Required for Approval

The approval of each of Governance Proposal 3A and Governance Proposal 3B requires the affirmative vote of a majority of the votes cast by holders of shares of the issued and outstanding Achari Common Stock, voting together as a single class, at a meeting at which a quorum is present.

Failure to submit a proxy or to vote online at the Special Meeting and abstentions from voting on a Governance Proposal will have no effect on such Governance Proposal.

You may vote separately or abstain on one Governance Proposal without affecting your vote or abstention on the other Governance Proposal. If both of the Governance Proposals are not approved, we will not be able to enact the SPAC A&R CoI.

Recommendation of the Achari Board

THE ACHARI BOARD RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE GOVERNANCE PROPOSALS.

Achari’s directors and officers may have financial interests in the Business Combination that are different from, or in addition to, their interests as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of Achari’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is in the best interests of Achari and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination” for further discussion of these considerations.

PROPOSAL 4: THE REVERSE STOCK SPLIT

Overview

Achari is asking its stockholders to vote to approve an amendment to its certificate of incorporation, to be included in the SPAC A&R CoI, to potentially effect a reverse stock split of the issued and outstanding SPAC Shares. If the Reverse Stock Split is implemented, which will depend upon market and certain other conditions as further described herein, upon the effectiveness of the SPAC A&R CoI, the outstanding SPAC Shares will be reclassified and combined into a lesser number of shares of Class A Common Stock such that one SPAC Share will be issued for a to be determined number of shares of Class A Common Stock, which number shall be greater than one and equal to or less than 2, with the exact number within a range to be determined by the Achari Board prior to the Effective Time, as further described herein.

If Proposal 4 is approved and the Reverse Stock Split is effected, the Reverse Stock Split would be implemented at the Effective Time. The Achari Board may effect only one reverse stock split in connection with this Proposal 4. The Achari Board’s decision to effect the Reverse Stock Split will be based on several factors, but will primarily depend on market conditions with respect to the price of Vaso’s common stock and the listing requirements of Nasdaq. Even if Achari’s stockholders approve the Reverse Stock Split, Achari reserves the right, and may opt to not effect such Reverse Stock Split, if the Achari Board does not deem the Reverse Stock Split to be necessary in order to satisfy Nasdaq listing requirements or otherwise in the best interests of Achari and its stockholders. The Reverse Stock Split may only be effected at the Effective Time. Additionally, pursuant to an Acknowledgement and Agreement between Achari and Vaso, dated as of May 23, 2024, the Reverse Stock Split may not occur unless Achari has obtained the express written approval of the Vaso Board of Directors to effect such Reverse Stock Split.

Reason for the Reverse Stock Split

The SPAC Shares are currently listed on Nasdaq under the symbol “AVHI”. Trading in the Company’s securities is currently suspended on Nasdaq as a result of a delisting determination Nasdaq has issued to the Company.

According to Nasdaq rules, an issuer must, in a case such as the Business Combination, apply to Nasdaq for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Vaso to have, among other things, a deemed $4.00 per share minimum bid price for Vaso’s common stock at the Effective Time. To determine such deemed $4.00 per share minimum bid price for a company, like Vaso, whose securities trade on the OTCQX, Nasdaq uses the minimum bid at the effective time of a business combination and multiplies it by the inverse of the exchange ratio in such business combination.

The Achari Board believes that it is important for the post-Business Combination company to have the ability to effect the Reverse Stock Split because:

•        the closing of the Business Combination is conditioned upon approval of Achari’s initial listing application with the Stock Exchange in connection with the Business Combination;

•        the initial listing standards of Nasdaq will require the Class A Common Stock to have, among other things, a $4.00 per share minimum bid price upon the closing of the Business Combination, and as such, the reverse stock split may be necessary to obtain approval of the initial listing application; and

•        without taking into consideration the Reverse Stock Split, the closing price of $0.231 per Vaso Share as of May 16, 2024, multiplied by the inverse of the Exchange Ratio (10.02) would equal $2.315, which is less than the $4.00 minimum bid price required to obtain approval of the listing of the combined company and the shares of Class A Common Stock on Nasdaq. If the Reverse Stock Split is implemented immediately prior to the Effective Time, the inverse of the Exchange Ratio would increase, and the deemed minimum bid price per Vaso Share for purposes of the initial listing application with Nasdaq would therefore also increase, potentially enabling Nasdaq to provide approval of the initial listing application as a result. For example, using the same closing price of $0.231 per Vaso Share as of May 16, 2024, but instead assuming the implementation of the Reverse Stock Split, (i) the application of a 1.5-to-1 ratio Reverse Stock Split immediately prior to the Effective Time and immediately thereafter the application of the inverse Exchange Ratio would result in a deemed minimum bid price per Vaso share of $3.465 and (ii) the application of a 2-to-1 ratio Reverse Stock Split immediately prior to the Effective Time and immediately thereafter the application of the inverse Exchange Ratio would result in a deemed minimum bid price per Vaso share of $4.63.

If the Reverse Stock Split is required to obtain approval of the initial listing application but the Achari stockholders have not approved the Reverse Stock Split, Achari will not be able to effectuate the Reverse Stock Split and will have failed to have meet all of the closing conditions of the Business Combination Agreement.

If the Achari stockholders approve the Reverse Stock Split but the Achari Board determines that the Reverse Stock Split is not necessary to obtain Nasdaq approval of the initial listing application, Achari may choose not to effect the Reverse Stock Split. Achari has agreed with Vaso per the terms of the Acknowledgement and Agreement that even if Achari’s stockholders approve the Reverse Stock Split and the Achari Board determines that the Reverse Stock Split is necessary to obtain Nasdaq approval of the initial listing application, Achari will not effect the Reverse Stock Split without the express written consent of the Vaso Board of Directors.

Principal Effects of the Reverse Stock Split

If the Achari stockholders approve the Reverse Stock Split Proposal, the Achari Board decides to implement the Reverse Stock Split and the Vaso Board of Directors provides its express written consent for the Reverse Stock Split, the SPAC will amend the Current Charter to effect the Reverse Stock Split. The text of the proposed amendment is included in the SPAC A&R CoI attached to this joint proxy statement/prospectus as Annex B.

Issued and Outstanding Ownership upon Closing

If effected, the Reverse Stock Split will be effected simultaneously for all outstanding SPAC Shares. The Reverse Stock Split will affect all of Achari’s stockholders uniformly and will not affect any stockholder’s percentage ownership interests in Achari immediately prior to the Effective Time, except to the extent that the Reverse Stock Split results in any of Achari’s stockholders owning a fractional share and excluding shares of Class A common Stock to be issued in the Business Combination. Common stock issued pursuant to the Reverse Stock Split will remain fully paid and nonassessable. After the Reverse Stock Split, Achari will continue to be subject to the periodic reporting requirements of the Exchange Act.

The following tables show share ownership following the Business Combination if (A) the Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. Each such table also summarizes the dilutive effect and the pro forma ownership of Class A Common Stock following the completion of the Business Combination based on the varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) shares of Class A Common Stock are issued to stockholders of Vaso in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) pursuant to the Business Combination Agreement, at Closing, all Vaso Restricted Share Awards, to the extent they are outstanding immediately prior to Closing, will automatically vest in full and be converted into the right to receive a number of Class A Common Shares as set forth on the Allocation Schedule. If the actual facts are different than these assumptions, the ownership percentages in Achari (which, as of the completion of the Business Combination, will be renamed “Vaso Holding Corporation”) will be different.

The scenarios depicted below are for illustrative purposes only, as the actual number of Redemptions by the Public Stockholders is not able to be known prior to the Redemption Deadline, and we do not anticipate that the ratio for the Reverse Stock Split will be decided prior to the Special Meeting.

(A)    If there is no Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	17,600,000	94.3%	17,600,000	94.6%	17,600,000	95.0%	17,600,000	95.3%	17,600,000	95.6%	17,600,000	95.9%
Achari Public Stockholders	309,010	1.7%	247,208	1.3%	185,406	1.0%	123,604	0.7%	61,802	0.3%	—	0.0%
Sponsor Founder Shares(8)	750,000	4.0%	750,000	4.0%	750,000	4.0%	750,000	4.1%	750,000	4.1%	750,000	4.1%
Total Shares of Common Stock	18,659,010	100%	18,597,208	100%	18,535,406	100%	18,473,604	100%	18,411,802	100%	18,350,000	100%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	11,733,333	94.3%	11,733,333	94.6%	11,733,333	95.0%	11,733,333	95.3%	11,733,333	95.6%	11,733,333	95.9%
Achari Public Stockholders	206,007	1.7%	164,805	1.3%	123,604	1.0%	82,403	0.7%	41,201	0.3%	—	0.0%
Sponsor Founder Shares(8)	500,000	4.0%	500,000	4.0%	500,000	4.0%	500,000	4.1%	500,000	4.1%	500,000	4.1%
Total Shares of Common Stock	12,439,340	100%	12,398,138	100%	12,356,937	100%	12,315,736	100%	12,274,534	100%	12,333,333	100%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions (1) (2)%		20% Redemptions (1) (3)%		40% Redemptions (1) (4)%		60% Redemptions (1) (5)%		80% Redemptions (1) (6)%		100% Redemptions (1) (7)%
Vaso stockholders	8,800,000	94.3%	8,800,000	94.6%	8,800,000	95.0%	8,800,000	95.3%	8,800,000	95.6%	8,800,000	95.9%
Achari Public Stockholders	154,505	1.7%	123,604	1.3%	92,703	1.0%	61,802	0.7%	30,901	0.3%	—	0.0%
Sponsor Founder Shares(8)	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.0%	375,000	4.1%	375,000	4.1%
Total Shares of Common Stock	9,329,505	100%	9,298,604	100%	9,267,703	100%	9,236,802	100%	9,205,901	100%	9,175,000	100%

____________

(1)      Represents ownership based on assumed actual shares issued and outstanding at the Closing. All percentages will be diluted if any Public Warrants or Private Placement Warrants are exercised.

Notwithstanding the number of Redemptions, the deferred underwriting commissions of $3,500,000 in connection with the IPO will remain constant and be released to the underwriters only upon completion of the Business Combination. Achari anticipates that there will be approximately $3,560,520 in the Trust Account (including accrued interest and net of estimated taxes) as of July 31, 2024. Accordingly, assuming that the Business Combination occurs on July 31, 2024, the deferred underwriting commissions will equal 98% of the cash remaining in the Trust Account if there are no Redemptions, 123% if there are 20% Redemptions, 164% if there are 40% Redemptions, 246% if there are 60% Redemptions, 492% if there are 80% Redemptions and an incalculable percentage if there are 100% Redemptions.

(2)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(3)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(7)      Assumes that all SPAC Shares held by Public Stockholders are redeemed.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

For additional information regarding assumptions incorporated into the information presented above, see the sections titled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

(9)      Represents Founder Shares held by the Sponsor. Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of common stock held by the Sponsor and may be deemed to beneficially own such Founder Shares. Other than as set forth herein, no affiliates of the Sponsor own equity of Achari.

For additional information regarding beneficial ownership, see the section titled “Beneficial Ownership of Securities”.

The voting percentages set forth above were calculated based on the assumptions set forth above and do not take into account (i) unless specified, the occurrence of a Reverse Stock Split (for further information with respect to the reasons for Achari proposing the Reverse Stock Split and certain conditions precedent to the Reverse Stock Split occurring, see the Questions and Answers entitled “What is the Reverse Stock Split?” and “Why is Achari proposing the Reverse Stock Split Proposal?”), (ii) Public Warrants and Private Placement Warrants that will remain outstanding immediately following the completion of the Business Combination and may be exercised thereafter, and (iii) the issuance of any shares upon completion of the Business Combination under the 2024 Equity Incentive Plan, but do include the Founder Shares, which, upon the completion of the Business Combination, will convert into shares of Class A Common Stock under the terms of the Business Combination. For more information, please see the sections entitled “Frequently Used Terms — Share Calculations and Ownership Percentages”, “Unaudited Pro Forma Condensed Combined Financial Information” and “Proposal 1: The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”.

If the actual facts are different than the assumptions set forth above, the voting percentages set forth above will be different. For example, there are currently outstanding an aggregate of 17,133,333 warrants (which such number of warrants does not give effect to the occurrence of a Reverse Stock Split, if any such Reverse Stock Split was to occur), each to acquire three quarters of one SPAC Share (which such number of shares does not give effect to the occurrence of a Reverse Stock Split, if any such Reverse Stock Split was to occur), which are comprised of 10,000,000 Public Warrants and 7,133,333 Private Placement Warrants (to be reduced to 1,000,000 Private Placement Warrants at the time of the completion of the Business Combination). Following the Closing, each of these warrants will entitle the holder thereof to purchase three quarters of one share of Class A Common Stock at an exercise price of $11.50 per share (without giving effect to any Reverse Stock Split, if any such Reverse Stock Split occurs) on the terms and conditions set forth in the applicable warrant agreement; provided, however, that the warrants may be exercised only for a whole number of shares. If we assume that each outstanding warrant is exercised and three quarters of one share of Class A Common Stock is issued as a result of such exercise, with payment to Achari of the exercise price of $11.50 per share (without giving effect to any Reverse Stock Split, if any such Reverse Stock Split occurs), in cash, the fully-diluted share capital of Achari would increase by a total of 8,250,000 shares (without giving effect to any Reverse Stock Split, if any such Reverse Stock Split occurs), with approximately $94,875,000 paid to Achari to exercise the warrants.

Fully-Diluted Ownership upon Closing

If effected, as of the Effective Time, the Reverse Stock Split will effect, on a proportionate basis, in accordance with the to be determined ratio of the Reverse Stock Split, the number of Public Warrants, Private Placement Warrants, the number of shares of Class A common Stock into which they may be exercised and the exercise price of such Warrants. For example, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Public Warrants would decrease from 10,000,000 Public Warrants exercisable into 7,500,000 shares of Class A Common Stock at $11.50 per share to 6,666,667 shares exercisable into 5,000,000 shares of Class A Common Stock at $17.25 per share. Likewise, if the ratio of the Reverse Stock Split is determined to be 1.5-to-1, the number of Private Placement Warrants would decrease from 7,133,333 Private Placement Warrants exercisable into 5,349,750 shares of Class A Common Stock at $11.50 per share to 4,755,555 shares exercisable into 3,566,666 shares of Class A Common Stock at $17.25 per share. However, please note the aggregate exercise of the Public Warrants and the Private Warrants would not change as a result of the Reverse Stock Split.

The following tables show share ownership following the Business Combination if (A) a Reverse Stock Split does not occur, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. Each such table also summarizes the dilutive effect and the pro forma ownership of Common Stock of Achari following the completion of the Business Combination based on varying levels of Redemptions by the Public Stockholders and the following additional assumptions: (i) the Business Combination is consummated on July 31, 2024, (ii) 17,600,000 (without giving effect to any Reverse Stock Split, if any such Reverse Stock Split occurs) shares of Class A Common Stock are issued to Vaso stockholders in a no Redemption scenario, a 20% Redemption scenario, a 40% Redemption scenario, a 60% Redemption scenario, an 80% Redemption scenario and a 100% Redemption scenario and (iii) the price of the shares of Class A Common Stock reaches $11.50 (without giving effect to any Reverse Stock Split, if any such Reverse Stock Split occurs). The following table includes the Public Warrants and Private Placement Warrants, which will be exercisable for 8,250,000 shares (without giving effect to a Reverse Stock Split, if any such Reverse Stock Split is to occur) of Class A Common Stock following the consummation of the Business Combination.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	17,600,000	65.4%	17,600,000	65.6%	17,600,000	65.7%	17,600,000	65.9%	17,600,000	66.0%	17,600,000	66.2%
Achari Public Stockholders	309,010	1.1%	247,208	0.9%	185,406	0.7%	123,604	0.5%	61,802	0.2%	—	0.0%
Public Warrants	7,500,000	27.9%	7,500,000	27.9%	7,500,000	28.0%	7,500,000	28.1%	7,500,000	28.1%	7,500,000	28.2%
Private Placement Warrants(7)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Sponsor Founder Shares(8)	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%	750,000	2.8%
Total Shares of Common Stock	26,909,010	100%	26,847,208	100%	26,785,406	100%	26,723,604	100%	26,661,802	100%	26,600,000	100%
Total Sponsor Ownership with converted warrants	1,500,000	5.6%	1,500,000	5.65%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%	1,500,000	5.6%

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	11,733,333	65.4%	11,733,333	65.6%	11,733,333	65.7%	11,733,333	65.9%	11,733,333	66.0%	11,733,333	66.2%
Achari Public Stockholders	206,007	1.1%	164,805	0.9%	123,604	0.7%	82,403	0.5%	41,201	0.2%	—	0.0%
Public Warrants	5,000,000	27.9%	5,000,000	27.9%	5,000,000	28.0%	5,000,000	28.1%	5,000,000	28.1%	5,000,000	28.2%
Private Placement Warrants(7)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Sponsor Founder Shares(8)	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%	500,000	2.8%
Total Shares of Common Stock	17,939,340	100%	17,898,138	100%	17,856,937	100%	17,815,736	100%	17,774,534	100%	17,733,333	100%
Total Sponsor Ownership with converted warrants	1,000,000	5.6%	1,000,000	5.65%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%	1,000,000	5.6%

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Ownership in shares	Equity %	20% Redemptions(2) Ownership in shares	Equity %	40% Redemptions(3) Ownership in shares	Equity %	60% Redemptions(4) Ownership in shares	Equity %	80% Redemptions(5) Ownership in shares	Equity %	100% Redemptions(6) Ownership in Shares	Equity %
Vaso Public Stockholders	8,800,000	65.4%	8,800,000	65.6%	8,800,000	65.7%	8,800,000	65.9%	8,800,000	66.0%	8,800,000	66.2%
Achari Public Stockholders	154,505	1.1%	123,604	0.9%	92,703	0.7%	61,802	0.5%	30,901	0.2%	—	0.0%
Public Warrants	3,750,000	27.9%	3,750,000	27.9%	3,750,000	28.0%	3,750,000	28.1%	3,750,000	28.1%	3,750,000	28.2%
Private Placement Warrants(7)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Sponsor Founder Shares(8)	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%	375,000	2.8%
Total Shares of Common Stock	13,454,505	100%	13,423,604	100%	13,392,703	100%	13,361,802	100%	13,330,901	100%	13,300,000	100%
Total Sponsor Ownership with converted warrants	750,000	5.6%	750,000	5.65%	750,000	5.6%	750,000	5.6%	750,000	5.6%	750,000	5.6%

____________

(1)      Assumes that no SPAC Shares are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      Represents 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination, with each such whole warrant entitling the holder thereof to purchase three quarters of one SPAC Share.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

Share ownership presented in the table above is only presented for illustrative purposes and is based on a number of assumptions. Achari cannot predict how many of its Public Stockholders will exercise their respective right to have their respective Public Shares redeemed for cash. Public Stockholders that do not elect to redeem their respective Public Shares will experience dilution as a result of the Business Combination. The Public Stockholders currently own approximately 11% of the outstanding SPAC Shares, assuming that no warrants have been exercised, and 71% on a fully-diluted basis. As noted in the above table, if no Public Stockholders redeem their respective Public Shares in connection with the Business Combination, the Public Stockholders will go from owning approximately 71% of the SPAC Shares on a fully-diluted basis prior to the Business Combination to owning 29% of the total shares of Common Stock on a fully-diluted basis. The Public Stockholders will own approximately 1.7%, 1.3%, 1.0%, 0.7%, 0.6% and 0.0% (assuming no warrants have been exercised) and 29.0%, 28.8%, 28.7%, 28.6%, 28.3% and 28.2% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively. The Sponsor will own approximately 2.8%, 2.8%, 2.8%, 2.8% and 2.8% (assuming no warrants have been exercised) and 5.6%, 5.6%, 5.6%, 5.6%, 5.6% and 5.6% (on a fully-diluted basis) of the total shares outstanding of Common Stock, in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenario, respectively.

Per Share Valuations upon Closing

If effected, the Reverse Stock Split will affect the per share value of the Class A Common Stock immediately following the Business Combination. The following tables show share ownership following the Business Combination if (A) there is no Reverse Stock Split, (B) there is a 1.5-for-1 Reverse Stock Split and (C) there is a 2-for-1 Reverse Stock Split. Each such table also demonstrates the potential impact of redemptions on the per share value of the Public Shares owned by non-redeeming Public Stockholders in the no Redemptions, 20% Redemptions, 40% Redemptions, 60% Redemptions, 80% Redemptions and 100% Redemptions scenarios and assumes that (i) unless, specifically noted, there is no Reverse Stock Split and (ii) the Sponsor’s ownership of common stock is not reduced to below 750,000 shares (which does not give effect to any Reverse Stock Split, if any such Reverse Stock Split is to occur) of Class A common stock pursuant to the terms of the Put Option Agreement. Public Stockholders will experience additional dilution to the extent additional shares are issued after the Closing.

(A)    If there is no Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	309,010	$10.00	247,208	$10.00	185,406	$10.00	123,604	$10.00	61,802	$10.00	—	$10.00
Vaso Public Shares	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00	17,600,000	$10.00
Sponsor Founder Shares(8)	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00	750,000	$10.00
Total Shares at Closing	18,659,010		18,597,208		18,535,406		18,473,604		18,411,802		18,350,000
Adding:
Shares underlying Private Warrants(7)	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61	750,000	$9.61
Shares underlying Public Warrants(9)	7,500,000	$6.93	7,500,000	$6.93	7,500,000	$6.92	7,500,000	$6.91	7,500,000	$6.91	7,500,000	$6.90

(B)    if there is a 1.5-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	206,007	$6.67	164,805	$6.67	123,604	$6.67	82,403	$6.67	41,201	$6.67	—	$6.67
Vaso Public Shares	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67	11,733,333	$6.67
Sponsor Founder Shares(8)	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67	500,000	$6.67
Total Shares at Closing	12,439,340		12,398,138		12,356,937		12,315,736		12,274,534		12,233,333
Adding:
Shares underlying Private Warrants(7)	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.41	500,000	$6.40
Shares underlying Public Warrants(9)	5,000,000	$4.62	5,000,000	$4.62	5,000,000	$4.61	5,000,000	$4.61	5,000,000	$4.60	5,000,000	$4.60

(C)    if there is a 2-for-1 Reverse Stock Split:

	No Redemptions(1) Number of Shares	Per Share(10)	20% Redemptions(2) Number of Shares	Per Share(10)	40% Redemptions(3) Number of Shares	Per Share(10)	60% Redemptions(4) Number of Shares	Per Share(10)	80% Redemptions(5) Number of Shares	Per Share(10)	100% Redemptions(6) Number of Shares	Per Share(10)
Achari Public Shares not Redeemed	154,505	$5.00	123,604	$5.00	92,703	$5.00	61,802	$5.00	30,901	$5.00	—	$5.00
Vaso Public Shares	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00	8,800,000	$5.00
Sponsor Founder Shares(8)	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00	375,000	$5.00
Total Shares at Closing	9,329,505		9,298,604		9,267,703		9,236,802		9,205,901		9,175,000
Adding:
Shares underlying Private Warrants(7)	375,000	$4.81	375,000	$4.81	375,000	$4.81	375,000	$4.80	375,000	$4.80	375,000	$4.80
Shares underlying Public Warrants(9)	3,750,000	$3.47	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.46	3,750,000	$3.45	3,750,000	$3.45

____________

(1)      Assumes that no SPAC Shares held by Public Stockholders are redeemed.

(2)      Assumes that 61,802 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(3)      Assumes that 154,505 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(4)      Assumes that 185,406 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(5)      Assumes that 247,208 SPAC Shares (pre-Reverse Stock Split) held by Public Stockholders are redeemed.

(6)      Assumes that all SPAC Shares are redeemed.

(7)      The per share calculations represent the total shares at closing plus dilution from the assumed exercise of the 7,133,333 warrants (pre-Reverse Stock Split) sold to the Sponsor, which number will be reduced to 1,000,000 warrants (pre-Reverse Stock Split) pursuant to the terms of the Business Combination Agreement at the time of the completion of the Business Combination. Assumes the exercise of such 1,000,000 Private Warrants (pre-Reverse Stock Split) and that no Public Warrants are exercised. Does not account for any proceeds being paid in connection with the exercise of the Private Warrants.

(8)      Represents the reduction of Founder Shares from 2,500,000 Founder Shares (pre-Reverse Stock Split) as of the date hereof to 750,000 Founder Shares (pre-Reverse Stock Split) as of the completion of the Business Combination and assumes that the Founder Shares are not further reduced pursuant to the Put Option Agreement.

(9)      Assumes the exercise of all Public Warrants and Private Warrants (as reduced to 1,000,000 Private Warrants (pre-Reverse Stock Split) per note (7)) are exercised. Does not account for any proceeds being paid in connection with the exercise of the Public Warrants and the Private Warrants.

(10)    Based on a post-transaction equity value of approximately $186,590,100 in the No Redemptions Scenario, $185,972,080 in the 20% Redemptions Scenario, $185,354,060 in the 40% Redemptions Scenario, $184,736,040 in the 60% Redemptions Scenario, $184,118,020 in the 80% Redemptions Scenario and $183,500,000 in the 100% Redemptions Scenario, and assuming an ascribed value per share of $10.00 (in each case excluding shares underlying private and public warrants and after transaction costs).

Procedure for Effecting Reverse Stock Split

If Achari’s stockholders approve the Reverse Stock Split Proposal and if the Achari Board believes that the Reverse Stock Split is in the best interests of Achari and its stockholders, the Achari Board will determine the ratio of the Reverse Stock Split to be implemented. If the Vaso Board of Directors then provides its express written consent to the Reverse Stock Split in accordance with the Acknowledgment and Agreement, Achari will then file the SPAC A&R CoI with the language effecting the Reverse Stock Split with the Secretary of State of the State of Delaware. If effected, at the Effective Time, each book-entry entitlement representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.

If effected, as soon as practicable after the Effective Time, stockholders will be notified that the Reverse Stock Split has been effected. No further action will be required for stockholders in connection with the Reverse Stock Split as all Achari common stock is held in book-entry.

Fractional Shares

No certificates or scrip representing fractional shares of Achari common stock will be issued in connection with the Reverse Stock Split. Each holder of SPAC Shares who would otherwise have been entitled to receive a fraction of a share of Class A Common Stock shall have the number of shares of Class A Common Stock that they are to receive rounded up to the nearest whole number.

By authorizing the Reverse Stock Split, stockholders will be approving the combination of any number of SPAC Shares between and including a number that is greater than one and less than or equal to 2 into one share of Class A Common Stock. The certificates of amendment filed with the Secretary of State of the State of Delaware effecting the reverse stock split will include only that number determined by the Achari Board to be in the best interests of Achari and its stockholders. In accordance with these resolutions, the Achari Board will not implement any amendment providing for a different split ratio other than as described herein.

Accounting Matters

The Reverse Stock Split will not affect the common stock capital account on Achari’s balance sheet. However, because the par value of Achari common stock will remain unchanged on the effective date of the split, the components that make up the common stock capital account will change by offsetting amounts. Depending on the size of the Reverse Stock Split the Achari Board decides to implement, the stated capital component will be reduced and the additional paid-in capital component will be increased with the amount by which the stated capital is reduced. The per share net income or loss and net book value of Achari will be increased because there will be fewer shares of Achari common stock outstanding. Prior periods’ per share amounts will be restated to reflect the Reverse Stock Split.

Potential Anti-Takeover Effect

Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Achari Board or contemplating a tender offer or other transaction for the combination of Achari with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Achari is aware to accumulate Achari Shares or obtain control of Achari, other than as described herein in connection with the efforts of Achari and Vaso to consummate the Business Combination, nor is it part of any other plan by Achari to in the future recommend a series of similar amendments to the Achari Board and Achari’s stockholders.

No Appraisal Rights

Under the DGCL, Achari stockholders are not entitled to appraisal rights with respect to the Reverse Stock Split, and Achari will not independently provide stockholders with any such right.

Certain U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax consequences of a Reverse Stock Split to U.S. Holders of Achari securities. A U.S. Holder means a holder of Achari securities that is a “United States person”, or that is owned in whole or in part, directly or indirectly, by “United States persons”, in each case, within the meaning of Section 7701(a)(30) of the Code.

The following discussion does not purport to be a complete analysis or discussion of all of the potential tax consequences of the Reverse Stock Split. All holders of Achari securities should consult their tax advisors as to the particular tax consequences to them of the Reverse Stock Split, including the applicability and effect of any U.S. federal, state, local, non-U.S. income and other tax laws.

The Reverse Stock Split is intended to constitute a “recapitalization” for U.S. federal income tax purposes. Assuming the Reverse Stock Split so qualifies, a U.S. Holder of Achari securities generally should not recognize gain or loss as a result of the Reverse Stock Split. A U.S. Holder’s aggregate basis in the Achari securities received pursuant to the Reverse Stock Split should equal such holder’s aggregate tax basis in the securities surrendered (reduced by the amount of such basis that is allocated to any fractional share of Class A Common Stock), and such holder’s holding period in the Achari securities received should include the holding period of the Achari securities surrendered. Achari securityholders that acquired Achari securities on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

Required Vote With Respect to Proposal 4

The approval of Proposal 4 will require the affirmative vote of the holders of sixty-five percent of the SPAC Shares as of the Record Date.

Each of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal is interdependent upon the others and must be approved in order for Achari to complete the Business Combination as contemplated by the Business Combination Agreement. Therefore, if any of these other Proposals is not approved, Proposal 4 will have no effect, even if approved by Achari’s stockholders.

Recommendation of the Achari Board with Respect to Proposal 4

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT THE ACHARI
STOCKHOLDERS VOTE “FOR” PROPOSAL 4.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 5: THE 2024 EQUITY INCENTIVE PLAN PROPOSAL

General

The holders of SPAC Shares are being asked to approve the 2024 Equity Incentive Plan. The Achari Board intends to adopt the 2024 Equity Incentive Plan, subject to approval from the holders of SPAC Shares. If approved, the 2024 Equity Incentive Plan will become effective upon the Closing and will be used by Achari following the Closing. Where the interests of Vaso (before the Closing) and the interests of Achari (following the Closing) are the same with respect to the 2024 Equity Incentive Plan, the term “Achari” will be used.

The Achari Board believes that Achari must offer a competitive equity incentive program if it is to successfully attract and retain the best possible candidates for positions of substantial responsibility within Achari. The Achari Board expects that the 2024 Equity Incentive Plan will be an important factor in attracting, retaining and rewarding high caliber employees who are essential to Achari’s success and in providing incentive to these individuals to promote the success of Achari.

Approval of the 2024 Equity Incentive Plan by Achari’s stockholders is required, among other things, in order to: (i) comply with Nasdaq rules requiring stockholder approval of equity compensation plans, and (ii) allow the grant to eligible employees of options that qualify as “incentive stock options” (“ISOs”) under Section 422 of the Code.

If the 2024 Equity Incentive Plan is approved by the holders of SPAC Shares, the 2024 Equity Incentive Plan will become effective as of the date of the Closing. In the event that the holders of SPAC Shares do not approve this Proposal, the 2024 Equity Incentive Plan will not become effective. Approval of the 2024 Equity Incentive Plan by the holders of SPAC Shares will allow Achari to grant stock options, restricted stock unit awards and other awards at levels determined appropriate by the Achari Board and/or its compensation committee following the Closing. The 2024 Equity Incentive Plan will also allow Achari to utilize a broad array of equity incentives and performance cash incentives in order to secure and retain the services of its employees, directors and consultants, and to provide long-term incentives that align the interests of its employees, directors and consultants with the interests of its stockholders following the Closing.

Summary of the 2024 Equity Incentive Plan

The following is a summary of the principal features of the 2024 Equity Incentive Plan. This summary does not purport to be a complete description of all of the provisions of the 2024 Equity Incentive Plan and it is qualified in its entirety by reference to the full text of the 2024 Equity Incentive Plan, a copy of which is attached to this joint proxy statement/prospectus as Annex  C.

Eligibility and Administration.    Employees, consultants and directors of Achari and its subsidiaries may be eligible to receive awards under the 2024 Equity Incentive Plan. Following the Closing, Achari is expected to have over 250 employees and non-employee directors and no other individual service providers who may be eligible to receive awards under the 2024 Equity Incentive Plan.

Awards.    The 2024 Equity Incentive Plan provides for the grant of ISOs within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights (“SARs”), restricted stock awards, restricted stock unit (“RSU”) awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of its affiliates.

Authorized Shares.    Initially, the maximum number of shares of Achari’s common stock that may be issued under the 2024 Equity Incentive Plan after it becomes effective will not exceed an amount equal to 15% of the shares of Common Stock outstanding immediately after the Closing. Subject to adjustments under the 2024 Equity Incentive Plan, the number of shares of Common Stock available for issuance under the 2024 Equity Incentive Plan will be increased on the first day of each calendar year beginning January 1, 2024 and ending on and including January 1, 2033 in an amount equal to the lesser of (i) fifteen percent (15%) of the outstanding shares of Common Stock on the last day of the immediately preceding fiscal year, or (ii) such smaller number of shares of Common Stock determined by the Achari Board; provided, that such determination by the Achari Board will be made no later than the last day of the immediately preceding fiscal year.

Shares subject to stock awards granted under the 2024 Equity Incentive Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under the 2024 Equity Incentive Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under the 2024 Equity Incentive Plan. If any shares of common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by Achari (i) because of a failure to meet a contingency or condition required for the vesting of such shares, (ii) to satisfy the exercise, strike or purchase price of an award, or (iii) due to a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased will revert to and again become available for issuance under the 2024 Equity Incentive Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2024 Equity Incentive Plan.

Plan Administration.    The Achari Board, or, if assigned authority by the Achari Board, the compensation committee of the Achari Board, will have the authority to administer the 2024 Equity Incentive Plan, unless and until the Achari Board delegates some or all of the administration of the 2024 Equity Incentive Plan to a different committee or committees of the Achari Board. The compensation committee may delegate to one or more of Achari’s officers the authority to (i) designate employees (other than officers) to receive specified stock awards, and (ii) determine the number of shares subject to such stock awards. The compensation committee will have the power, subject to, and within the limitations of, the express provisions of the 2024 Equity Incentive Plan, to determine from time to time (1) which of the persons eligible under the 2024 Equity Incentive Plan will be granted awards; (2) when and how each award will be granted; (3) what type or combination of types of award will be granted; (4) the provisions of each award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an award; (5) the number of shares of Common Stock or cash equivalent with respect to which an award will be granted to each such person; and (6) the fair market value applicable to an award. The compensation committee will also be granted the power to construe and interpret the 2024 Equity Incentive Plan and awards granted under it, correct any deficiencies or omissions in the 2024 Equity Incentive Plan to make the 2024 Equity Incentive Plan or an award fully effective, to settle all controversies regarding the 2024 Equity Incentive Plan and any award, to accelerate the time at which an award may first be exercised or the time during which an award will vest, to prohibit the exercise of any option, SAR or exercisable award for administrative convenience, to approve forms of award agreements under the 2024 Equity Incentive Plan and to exercise such powers and to perform such acts as the compensation committee deems necessary or expedient to promote the best interests of Achari.

Stock Options.    ISOs and NSOs are granted under stock option agreements in a form approved by the compensation committee. The compensation committee determines the exercise price for stock options, within the terms and conditions of the 2024 Equity Incentive Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of the Common Stock on the date of grant. Options granted under the 2024 Equity Incentive Plan vest at the rate specified in the stock option agreement as determined by the compensation committee.

The compensation committee determines the term of stock options granted under the 2024 Equity Incentive Plan, up to a maximum of 10 years. Unless the terms of an option holder’s stock option agreement, or other written agreement between Achari and the recipient approved by the compensation committee, provide otherwise, if an option holder’s service relationship with Achari or any of its affiliates ceases for any reason other than disability, death or Cause (as defined in the 2024 Equity Incentive Plan), the option holder may generally exercise any vested options for a period of three months following the cessation of service. If an option holder’s service relationship with Achari or any of its affiliates ceases due to death, or an option holder dies within a certain period following cessation of service, the option holder or a beneficiary thereof may generally exercise any vested options for a period of 12 months following the date of death. If an option holder’s service relationship with Achari or any of its affiliates ceases due to disability, the option holder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of Common Stock issued upon the exercise of a stock option will be determined by the compensation committee and may include (i) cash, check, bank draft or money order, (ii) a broker-assisted cashless exercise, (iii) the tender of shares of Common Stock previously owned by the option holder, (iv) a net exercise of the option if it is an NSO, or (v) other legal consideration approved by the Achari Board.

Unless the compensation committee provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the compensation committee or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement or other divorce or separation instrument.

Limitations on ISOs.    To the extent the aggregate fair market value, determined at the time of grant, of common stock with respect to ISOs are exercisable for the first time by an award holder during any calendar year under all of Achari’s stock plans exceeds $100,000, such excess will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Achari or that of any of Achari’s parent or subsidiary corporations unless (i) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (ii) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards.    Restricted stock unit awards are granted under restricted stock unit award agreements in a form approved by the compensation committee. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to the Achari Board and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock, as deemed appropriate by the compensation committee, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between Achari and the recipient approved by the compensation committee, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards.    Restricted stock awards are granted under restricted stock award agreements in a form approved by the compensation committee. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to Achari or any other form of legal consideration that may be acceptable to the Achari Board and permissible under applicable law. The compensation committee determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with Achari ends for any reason, Achari may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with Achari through a forfeiture condition or a repurchase right

Stock Appreciation Rights.    Stock appreciation rights are granted under stock appreciation right agreements in a form approved by the compensation committee. The compensation committee determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of the common stock on the date of grant. A stock appreciation right granted under the 2024 Equity Incentive Plan vests at the rate specified in the stock appreciation right agreement as determined by the compensation committee. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Achari Board and specified in the stock appreciation right agreement.

The compensation committee determines the term of stock appreciation rights granted under the 2024 Equity Incentive Plan, up to a maximum of 10 years. If a participant’s service relationship with Achari or any of its affiliates ceases for any reason other than cause, retirement, disability or death, the participant may generally exercise any vested stock appreciation right for a period of ninety calendar days following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant’s service relationship with Achari, or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary thereof may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.    The 2024 Equity Incentive Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, Achari’s common stock.

The performance goals may be based on any discretionary measure of performance selected by the Achari Board or the compensation committee. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices.

Other Stock Awards.    The compensation committee may grant other awards based in whole or in part by reference to Achari’s common stock. The compensation committee will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure.    In the event there is a specified type of change in Achari’s capital structure, such as a stock split, reverse stock split or recapitalization, appropriate adjustments will be made to (i) the class and maximum number of shares reserved for issuance under the 2024 Equity Incentive Plan, (ii) the class and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class and maximum number of shares that may be issued on the exercise of ISOs, and (iv) the class and number of shares and exercise price, strike price or purchase price, if applicable, of all outstanding stock awards.

Change in Control.    The following applies to stock awards under the 2024 Equity Incentive Plan in the event of a Change in Control (as defined in the 2024 Equity Incentive Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with Achari or one of its affiliates or unless otherwise expressly provided by the compensation committee at the time of grant.

In the event of a Change in Control, any stock awards outstanding under the 2024 Equity Incentive Plan may be assumed, continued or substituted by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Achari with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Achari with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by Achari with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the Achari Board may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of Achari’s common stock in connection with the corporate transaction over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of Achari’s common stock.

Transferability.    Unless the compensation committee provides otherwise, no award granted under the 2024 Equity Incentive Plan may be transferred in any manner (prior to the vesting and lapse of any and all restrictions applicable to shares issued under such award), except by will and the laws of descent and distribution or as otherwise provided under the 2024 Equity Incentive Plan; provided that the compensation committee may provide that a participant may transfer an NSO to Permitted Transferees (as defined in the 2024 Equity Incentive Plan).

Plan Amendment or Termination.    The Achari Board has the authority to amend, suspend or terminate the 2024 Equity Incentive Plan, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Achari’s stockholders. No ISOs may be granted after the tenth anniversary of the date the Achari Board adopts the 2024 Equity Incentive Plan. No stock awards may be granted under the 2024 Equity Incentive Plan while it is suspended or after it is terminated.

Summary of Material United States Federal Income Tax Consequences of the 2024 Equity Incentive Plan

The following is a brief summary of the federal income tax aspects of awards that may be made under the 2024 Equity Incentive Plan based on existing U.S. federal income tax laws. This summary provides only the basic tax rules. It does not describe a number of special tax rules and various elections that may be applicable under certain circumstances. It also does not reflect provisions of the income tax laws of any municipality, state or foreign country in which a participant may reside or otherwise pay taxes, nor does it reflect the tax consequences of a participant’s death. The tax consequences of awards under the 2024 Equity Incentive Plan depend upon the type of award. Participants should consult with their own tax advisors regarding the tax consequences of participating in the 2024 Equity Incentive Plan.

Incentive Stock Options. The recipient of an ISO generally will not be taxed upon grant of the option. Ordinary federal income taxes generally are imposed only when the shares from exercised ISOs are disposed of, by sale or otherwise. The amount by which the fair market value of shares of common stock on the date of exercise exceeds the exercise price is, however, included in determining the option recipient’s liability for the alternative minimum tax. If the ISO recipient does not sell or dispose of the shares until more than one year after the receipt of the shares and two years after grant of the option, then, upon sale or disposition of the shares, any gain recognized upon the sale of the shares will be treated as a long-term capital gain. If a recipient fails to hold the shares for the periods described in the preceding sentence, the recipient will recognize ordinary income in the year of disposition, generally in an amount equal to any excess of the market value of the common stock on the date of exercise (or, if less, the amount realized on disposition of the shares) over the exercise price paid for the shares. Subject to the limitations of Section 162(m) of the Code and applicable guidance, Achari generally will be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient.

Non-Qualified Stock Options. The recipient of an NSO generally will not be taxed upon the grant of the option. Upon the exercise of an NSO, the excess of the fair market value of the common stock purchased on the exercise date over the exercise price of such shares will be taxed as ordinary income. Thereafter, the tax basis for the acquired shares is equal to the amount paid for the shares plus the amount of ordinary income recognized by the recipient. Subject to the limitations of Section 162(m) of the Code and applicable guidance, Achari generally will be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the option recipient by reason of the exercise of the option.

Other Awards. Recipients of restricted stock unit awards generally will recognize ordinary income when they receive shares on settlement of the awards in an amount equal to the fair market value of the shares at that time. Recipients of awards of restricted stock subject to a vesting requirement generally will recognize ordinary income at the time of vesting in an amount equal to the fair market value of the shares at that time minus the amount, if any, paid for the shares. However, such recipients of restricted stock may, within 30 days of the date of grant, elect in accordance with Section 83(b) of the Code to recognize ordinary income at the time of grant rather than upon the vesting dates. Recipients of stock appreciation rights will generally recognize ordinary income upon exercise in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price. Subject to the limitations of Section 162(m) of the Code and applicable guidance, Achari generally will be entitled to a tax deduction at the same time and in the same amount as ordinary income is recognized by the recipient.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF THE U.S. FEDERAL INCOME TAXATION UPON PARTICIPANTS AND ACHARI UNDER THE 2024 EQUITY INCENTIVE PLAN. IT DOES NOT PURPORT TO BE COMPLETE AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT’S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH A PARTICIPANT MAY RESIDE OR OTHERWISE PAY TAXES.

Section 409A of the Code

Certain types of awards under the 2024 Equity Incentive Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2024 Equity Incentive Plan and awards granted under the 2024 Equity Incentive Plan are intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code. To the extent determined necessary or appropriate by the plan administrator, the 2024 Equity Incentive Plan and applicable award agreements may be amended to further comply with Section 409A of the Code or to exempt the applicable awards from Section 409A of the Code.

Registration with the SEC

If the 2024 Equity Incentive Plan Proposal is approved, Achari anticipates filing a registration statement with the SEC on Form S-8 registering the shares reserved for issuance under the 2024 Equity Incentive Plan as soon as reasonably practicable.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved as an ordinary resolution that the 2024 Equity Incentive Plan be approved and adopted in all respects.”

Required Vote With Respect to the 2024 Equity Incentive Plan Proposal

The approval of the 2024 Equity Incentive Plan requires the affirmative vote of the holders of a majority of the SPAC Shares that are present and vote on such Proposal at the Stockholders’ Meeting. Approval of the 2024 Equity Incentive Plan Proposal is a condition to Closing under the Business Combination Agreement. If the 2024 Equity Incentive Plan Proposal is not approved, Vaso is not required to close the Business Combination. If the Business Combination is not approved, the 2024 Equity Incentive Plan Proposal will not be presented at the Stockholders’ Meeting. The 2024 Equity Incentive Plan will only become effective if the Business Combination is completed.

Recommendation of the Achari Board with Respect to the 2024 Equity Incentive Plan Proposal

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT THE ACHARI
STOCKHOLDERS VOTE “FOR” THE 2024 EQUITY INCENTIVE PLAN PROPOSAL.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 6: THE NASDAQ 20% PROPOSAL

Background and Overview

We are seeking stockholder approval of the Nasdaq 20% Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d).

Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control.

Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the greater of book or market value of the stock if the number of shares of common stock to be issued is or may be equal to 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.

Prior to the Business Combination, we have 2,809,010 shares of common stock outstanding.

Pursuant to the Business Combination Agreement, we anticipate that we will issue to former Vaso stockholders, as transaction share consideration upon closing of the Business Combination, an aggregate of approximately 17,600,000 shares of our common stock (assuming the Reverse Stock Split does not occur). See “The Business Combination Proposal — The Business Combination Agreement — Merger Consideration”. For further information with respect to the assumption as to why a Reverse Stock Split does not occur, see the section entitled “Share Calculations and Ownership Percentages”. Because the number of shares of our common stock we anticipate issuing in the Business Combination (1) will constitute more than 20% of our outstanding common stock and more than 20% of outstanding voting power prior to such issuance, and (2) will result in a change of control of Achari, we are required to obtain stockholder approval of such issuances pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Nasdaq 20% Proposal on Current Stockholders

If the Nasdaq 20% Proposal is adopted, we anticipate issuing up to an aggregate of approximately 17,600,000 shares of our common stock (assuming the Reverse Stock Split does not occur) to the former Vaso securityholders as transaction share consideration pursuant to the Business Combination Agreement. The issuance of such shares would result in significant dilution to our stockholders and would result in our stockholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Achari.

It is a condition to the obligation of Achari to close the Business Combination that Achari’s common stock remain listed on Nasdaq. As a result, if the Nasdaq 20% Proposal is not adopted, the Business Combination may not be completed.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved that any issuance of more than 20% of the issued and outstanding common stock of Achari pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b) and (d) be ratified, approved, adopted and confirmed in all respects.”

Required Vote With Respect to the Nasdaq 20% Proposal

Approval of the Nasdaq 20% Proposal requires the affirmative vote of a majority of the SPAC Shares present virtually or represented by proxy and entitled to vote. If the Business Combination Proposal is not approved, the Nasdaq 20% Proposal will not be presented at the Stockholders’ Meeting. The Nasdaq 20% Proposal will only become effective if the Business Combination is completed.

Recommendation of the Achari Board

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT OUR
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ 20% PROPOSAL.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 7: THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Business Combination Agreement, all of the directors of the Achari Board will resign effective as of the Closing. As such, assuming approval of the Director Election Proposal, effective at the Closing, the entire Achari Board will consist of nine individuals designated by Vaso, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

Achari is proposing the election by its stockholders of the following nine individuals (identified by Vaso), who will take office immediately following the Closing and who will constitute all the members of the Achari Board: Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Leon Dembo, Behnam Movaseghi, Michael Jackman and Hon. Douglas E. Arpert. It is noted in this regard that the appointments of the nine directors under the Director Election Proposal will take effect under the terms of the SPAC A&R CoI and the Bylaws.

There are no family relationships among any of Achari’s directors and executive officers. Subject to other provisions in the SPAC A&R CoI, the number of directors that constitute the entire Achari Board will be fixed solely by resolution of the Achari Board. Each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Achari Board will shorten the term of any incumbent director.

Subject to the rights, if any, of the holders of Achari’s preferred stock to elect directors and to remove any director whom the holders of any such stock have the right to elect, any director (including persons elected by directors to fill vacancies in the Achari Board) may be removed from office (i) with cause or without cause, and (ii) only by the affirmative vote of the holders of at least a majority in voting power of the shares then entitled to vote at an election of directors. Any vacancy on the Achari Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the death, resignation, disqualification or removal of a director, may be filled only by a majority of the directors then in office, even if less than a quorum, subject to the rights, if any, of the holders of preferred stock.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Stockholders’ Meeting. The appointments of directors resulting from the Director Election Proposal will only become effective if the Business Combination is completed.

The Achari Board knows of no reason why any of the nominees will be unavailable or decline to serve as a director. The information presented below is as of the Record Date and is based in part on information furnished by the nominees and in part from Achari’s and Vaso’s records.

Information about Officers, Directors and Nominees

At the Effective Time, in accordance with the terms of the Business Combination Agreement, and assuming the election of the nominees set forth in this section, the board of directors and officers of Achari will be as follows:

Name	Age	Position
Joshua Markowitz	68	Chairman of the Achari Board and Director
David Lieberman	79	Vice Chairman of the Achari Board and Director
Jun Ma	60	President, Chief Executive Officer and Director
Jane Moen	44	President VasoHealthcare and Director
Behnam Movaseghi	70	Independent Director
Edgar Rios	71	Independent Director
Leon Dembo	69	Independent Director
Michael J. Beecher	79	Co-Chief Financial Officer and Secretary
Jonathan P. Newton	63	Co-Chief Financial Officer and Treasurer
Peter C. Castle	55	Chief Operating Officer
Michael Jackman	66	Independent Director
Hon. Douglas E. Arpert	65	Independent Director

There is no arrangement or understanding between the persons described above and any other person pursuant to which any person was selected to his or her office or position.

Achari believes that each of the director nominees is qualified to serve as a director of Achari following the consummation of the Business Combination for the reasons set out below:

•        Joshua Markowitz has been a director of Vaso since June 2015 and the Chairman of its Board since August 2016. Achari has determined that his knowledge of Vaso’s operations and his experience in helping Vaso to grow since he joined its board means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        David Lieberman has been a director of Vaso and Vice-Chairman of its Board for over a dozen years. Mr. Lieberman has helped manage Vaso’s growth since he joined its board. Achari has determined that his knowledge of Vaso’s operations and his experience in helping Vaso to grow since he joined its board means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Jun Ma has been a director of Vaso and its President and Chief Executive Officer for over 15 years. Coupled with PhD in mechanical engineering and his MS in biomedical engineering, Achari believes that his knowledge of Vaso’s operations and his experience in helping Vaso to grow since he joined its board means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Jane Moen has worked for Vaso since 2010, has been President of VasoHealthcare since June 2018 and has been a director of Vaso since March 2020. Achari believes that her knowledge of Vaso’s operations and experience in helping Vaso to grow means that she is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Behnam Movaseghi has been a director of Vaso since July 2007. Achari believes that his knowledge of Vaso’s operations and experience in helping Vaso to grow means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Edgar Rios has been a director of Vaso since February 2011. Achari believes that his knowledge of Vaso’s operations and experience in helping Vaso to grow means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Leon Dembo has been a director of Vaso since March 2023. Achari believes that his knowledge of Vaso’s operations and experience and his over 40 years’ experience as an attorney means that he is well positioned to assist Achari in transitioning to Vaso’s operations following the Business Combination;

•        Michael Jackman has extensive experience in the industries in which we are involved, including serving as CEO of GEHC’s enterprise imaging and care delivery management portfolio, as COO and Deputy President of the Leidos Healthcare Group and as an operating partner at Ardan Equity Partners and as CEO of Mach 7, which is focused on modernizing enterprise imaging, unlocking disparate silos and consolidation of patient data. Achari believes that such experience will assist in developing Vaso’s operations following the Business Combination; and

•        Hon. Douglas E. Arpert’s whose judicial and corporate experience, including serving as U.S. District Court, District of New Jersey U.S. Magistrate Judge, acting as the managing partner of a mid-size law firm in northern N.J. and serving as a municipal prosecutor and municipal public defender in the Township of Wyckoff, N.J., and was a law clerk for the Hon. Clarkson S. Fisher, Chief Judge for the U.S. District Court, District of N.J., provides him with the requisite tools to help oversee Vaso’s business development following the Business Combination.

For more information about Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Behnam Movaseghi, Edgar Rios, Leon Dembo, Peter C. Castle, Michael J. Beecher, Jonathan P. Newton, Michael Jackman and/or Hon. Douglas E. Arpert, see the section entitled “Management of Achari Following the Business Combination”.

Committee Appointments

Upon the completion of the Business Combination, the Achari Board will have an audit committee and a compensation committee. Each of the members of such committees will meet the requirements for independence under the applicable rules and regulations of the SEC and the rules of Nasdaq. Achari will also determine that a member of the audit committee will qualify as an “audit committee financial expert” as defined in the SEC rules and will satisfy the financial sophistication requirements of Nasdaq.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved that, simultaneous with the Business Combination, each of Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert be appointed as directors of Achari to serve until the next annual meeting of Achari’s stockholders.”

Required Vote With Respect to the Director Election Proposal

Election of the directors as described in the Director Election Proposal requires the affirmative vote of a plurality of the votes of the shares present in person or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon. “Plurality”, with respect to the Director Election Proposal, means that the nine director nominees who receive the highest number of “FOR” votes as compared to any other director nominees set forth will be elected as directors, even if those nominees do not receive a majority of the votes cast by the stockholders present virtually or represented by proxy at the Stockholders’ Meeting and entitled to vote thereon. It is noted however that the appointments of the nine directors under the Director Election Proposal will take effect under the terms of the SPAC A&R CoI and the Bylaws.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Stockholders’ Meeting. The Director Election Proposal will only become effective if the Business Combination is completed. Approval of the Director Election Proposal is a condition to Closing under the Business Combination Agreement. If the Director Election Proposal is not approved, Vaso is not required to close the Business Combination.

Recommendation of the Achari Board with Respect to the Director Election Proposal

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT THE ACHARI
STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTOR
ELECTION PROPOSAL.

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

PROPOSAL 8: THE ADJOURNMENT PROPOSAL

Overview

At the Stockholders’ Meeting, Achari will ask its stockholders to consider and vote upon a proposal to approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. If the chair of the Stockholders’ Meeting determines that an adjournment of the Stockholders’ Meeting is not necessary, for example, if all of the Condition Precedent Proposals and the Reverse Stock Split Proposal have already been approved at the Stockholders’ Meeting, the Adjournment Proposal will not be presented. In no event will Achari solicit proxies to adjourn the Stockholders’ Meeting or complete the Business Combination beyond the date by which it may properly do so.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Achari’s stockholders, the Achari Board may not be able to adjourn the Stockholders’ Meeting to a later date if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established. It is important for you to note that, in the event that the any of the Business Combination Proposal, the Charter Amendment Proposals, the 2024 Equity Incentive Plan Proposal, the Nasdaq 20% Proposal and the Director Election Proposal does not receive the requisite vote for approval, then we may not be able to complete the Business Combination. If we do not complete the Business Combination and fail to complete an initial business combination by October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options), unless Achari submits and its stockholders approve an extension of such date, we will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the Public Stockholders. For more information see “Risk Factors — Achari may adjourn the Stockholders’ Meeting and such adjournment may delay the receipt of any proceeds to be delivered to shareholders of Achari who intend to elect to redeem their shares at such Stockholders’ Meeting”.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“It is resolved that the proposal to require the chairman to approve the adjournment of the Stockholders’ Meeting to a later date or dates, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established.”

Required Vote with Respect to the Adjournment Proposal

The Adjournment Proposal, if presented, will require the affirmative vote of the holders of a majority of the SPAC Shares that are present and vote on such Proposal at the Stockholders’ Meeting.

The Adjournment Proposal will not be submitted if the Condition Precedent Proposals and the Reverse Stock Split are approved. The Adjournment Proposal is not conditioned on the approval of any of the Condition Precedent Proposals or the Reverse Stock Split Proposal.

Recommendation of the Achari Board with respect to the Adjournment Proposal

THE ACHARI BOARD UNANIMOUSLY RECOMMENDS THAT ACHARI STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL (IF PRESENTED).

Achari’s directors and officers may have financial interests in the Business Combination that differ from, or are in addition to, their interests, if any, as stockholders of Achari and the interests of stockholders of Achari generally. The existence of financial and personal interests of one or more of Achari’s directors may result in a conflict of interest on the part of such director(s) between what they may believe is in the best interests of Achari and its stockholders and what they may believe is best for themselves in determining to recommend that Achari’s stockholders vote for the Proposals. See the section of this joint proxy statement/prospectus entitled “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

INFORMATION ABOUT ACHARI

References to “us” or “we” in this section refer to Achari.

General

We are a blank check company, incorporated as a Delaware corporation on January 25, 2021, whose business purpose is to enter into a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

IPO and Private Placement

On October 19, 2021, Achari consummated the IPO, consisting of 10,000,000 Units. Each Unit consisted of one share of common stock of Achari, par value $0.0001 per share, and one redeemable warrant of Achari, with each whole warrant entitling the holder thereof to purchase three quarters of one share of Achari’s common stock for $11.50 per share; provided however that warrants may be exercised only for a whole number of shares of Achari’s common stock. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Achari of $100,000,000.

Simultaneously with the closing of the IPO, pursuant to the Private Placement, Achari completed the private sale of an aggregate of 7,133,333 warrants to the Sponsor at a purchase price of $0.75 per Private Placement Warrant, generating gross proceeds to Achari of $5,350,000.

Extension of Time to Complete a Business Combination

On December 22, 2022 at a special meeting of Achari’s stockholders, Achari’s stockholders approved (i) an amendment to Achari’s second amended and restated certificate of incorporation, which amended an option included in Achari’s then-existing second amended certificate of incorporation, and which had provided Achari the ability to extend the deadline by which Achari must consummate a business combination by up to three months, or from January 19, 2023 to April 19, 2023, to instead provide for an extension to consummate a business combination by up to six months, or from January 19, 2023 to July 19, 2023, and (ii) an amendment to Achari’s Investment Management Trust Agreement to provide that Achari may extend the time period to complete a business combination up to and until July 19, 2023, on a monthly basis, by, at Achari’s option, depositing into the Trust Account the lesser of (x) $100,000, and (y) $0.05 for each share of Achari’s common stock which remained outstanding as of the date of such monthly deposit, known as the “Third CoI Monthly Extension Options”. The Third CoI Monthly Extension Options were exercised by Achari in six single-month increments.

At such special meeting, holders of 8,980,535 shares of common stock of Achari exercised their right to redeem their respective shares for cash at an approximate redemption price of $10.24 per share, resulting in an aggregate payment to such redeeming stockholders of approximately $92,009,330, which amount was withdrawn from the Trust Account to redeem such shares promptly following the conclusion of such special meeting. Achari exercised all monthly extension options available to it.

Similarly, on July 12, 2023, at a special meeting of Achari’s stockholders, Achari’s stockholders approved (i) an amendment to Achari’s fourth amended and restated certificate of incorporation, which amended an option included in Achari’s then-existing amended and restated certificate of incorporation, and which provided Achari the ability to extend the deadline by which Achari must consummate a business combination by up to six months, or from January 19, 2023 to July 19, 2023, to instead provide for an extension to consummate a business combination by up to an additional six months, or from July 19, 2023 to January 19, 2024, and (ii) an amendment to Achari’s Amended and Restated Investment Management Trust Agreement to provide that Achari may extend the time period to complete a business combination up to and until January 19, 2024 on a monthly basis, at Achari’s option, by depositing into the Trust Account the lesser of (x) $100,000, and (y) $0.05 for each share of Achari’s common stock which remained outstanding as of the date of such monthly deposit, known as the “Fourth CoI Monthly Extension Options”. Achari exercised all of the Fourth CoI Monthly Extension Options.

On July 17, 2023, the Sponsor transferred 927,600 shares of our common stock to certain members of the Sponsor. As a result of such transfer, as of July 17, 2023, 1,572,400 shares of our common stock were held directly by the Sponsor and 927,600 shares of our common stock were held directly by members of the Sponsor. Pursuant to the terms of the Sponsor Letter Agreement, the Sponsor will reacquire the 927,600 shares of our common stock held directly by members of the Sponsor prior to the Business Combination.

On December 18, 2023, Achari held a special meeting in lieu of an annual meeting of Achari’s stockholders at which its stockholders approved (i) a proposal to amend its Fourth Amended and Restated Certificate of Incorporation to revise its then-existing extension option, which provided that it had the option of extending the period by which it must consummate a business combination from January 19, 2024 to July 19, 2024, with such extension option exercisable in six single-month increments (i.e., the Fifth CoI Monthly Extension Options), for an additional six-month aggregate total extension period if each Fifth CoI Monthly Extension Option was exercised; (ii) a proposal to amend our charter to eliminate a limitation in the charter providing that Achari shall not redeem Public Shares to the extent that such redemption would cause Achari’s net tangible assets to be less than $5,000,001 following any such redemptions (the “Redemption Limitation”), in order to allow Achari to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if Achari so chooses in its sole discretion, and (iii) a proposal to amend our Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, to provide that the expiration date provided for therein may be extended, at our option, and on a monthly basis, pursuant to the exercise of Fifth CoI Monthly Extension Option(s), up to and until July 19, 2024; provided that, in order to exercise a single Fifth CoI Monthly Extension Option, we must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of our common stock included in the Units which were sold in our IPO and which remain outstanding on the date of such deposit. In connection with the stockholders’ vote at the December 18, 2023 meeting, Achari was advised that holders of 87,380 shares of Achari common stock exercised their right to redeem their respective shares for cash at a price of $10.91 per share, for an aggregate payment of $952,939.89, which was subsequently withdrawn from the Trust Account to redeem such shares.

Achari entered into the Third Amended and Restated Trust Agreement on December 19, 2023 with Continental Stock Transfer & Trust Company. The Current Charter was deemed effective as of December 19, 2023.

On July 16, 2024, Achari held a special meeting (the “July 2024 Special Meeting”), at which Achari’s stockholders approved (i) a proposal to amend its Fifth Amended and Restated Certificate of Incorporation to revise its existing extension option to extend the period by which it must consummate a business combination, from the existing deadline of July 19, 2024, to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options) and (ii) a proposal to amend its Third Amended and Restated Investment Management Trust Agreement, dated December 19, 2023, by and between the Trustee and Achari, to provide that the expiration date provided for therein may be extended, at Achari’s option, and on a monthly basis, pursuant to the exercise of Sixth CoI Monthly Extension Option(s), up to and until October 19, 2024; provided that, in order to exercise a single Sixth CoI Monthly Extension Option, it must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of our common stock included in the Units which were sold in our IPO and which remain outstanding on the date of such deposit. In connection with the July 2024 Special Meeting, Achari was advised that holders of 241,931 SPAC Shares exercised their respective rights to redeem their SPAC Shares for cash at a price of $11.48 per share, resulting in an aggregate payment of $2,777,935.66 to such redeeming stockholders, which was subsequently withdrawn from the Trust Account to redeem such shares. As of the date hereof, Achari has exercised one of its Sixth CoI Monthly Extension Options. As of July 16, 2024 (and reflecting the withdrawal of funds in connection with the redemption of the shares previously described), the Trust Account had a balance of approximately $3,560,520.

Effecting a Business Combination

Stockholder Approval of the Business Combination

Achari is seeking stockholder approval of the Business Combination at the Stockholders’ Meeting to which this joint proxy statement/prospectus relates and, in connection with such meeting, holders of Public Shares may redeem their respective shares for cash in accordance with the procedures described in this joint proxy statement/prospectus. Such redemption rights will be effected under the Current Charter and the DGCL.

Redemption of Public Shares and Liquidation if No Business Combination

If we have not consummated a Business Combination by October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders of Achari (including the right to receive further liquidating distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Achari Board, dissolve and liquidate, subject, in each case, to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. Achari will not use funds in trust in connection with the payment of any excise tax liabilities imposed by the IRA.

The Sponsor and our officers and directors have waived their rights to liquidating distributions from the Trust Account with respect to any shares held by them if we fail to complete a business combination. As a consequence of such waivers, any liquidating distribution that is made will be only with respect to the Public Shares. There will be no distribution from the Trust Account with respect to our warrants, which will expire worthless in the event Achari winds up before consummating a business combination. We will pay the costs of liquidation from our remaining assets outside of the Trust Account.

In connection with Achari’s efforts to regain compliance with Nasdaq’s continued listing standards, Achari has previously undertaken certain actions, including, for example, transferring Founder Shares held by the Sponsor to certain members of the Sponsor, in an effort to regain compliance with Listing Rule 5450(b)(2)(B). The Company and our Sponsor may subsequently undertake certain additional actions, which may include, but may not be limited to, further transfers of Founder Shares held by the Sponsor to individual members of the Sponsor, and certain other actions, in order to attempt to regain compliance with Nasdaq’s continued listing standards. For the avoidance of doubt, all Founder Shares previously transferred by the Sponsor to certain members of the Sponsor as described above, and any Founder Shares which may be transferred in a similar fashion in the future, shall remain subject to all applicable transfer restrictions and other limitations as Founder Shares which continue to be held directly by the Sponsor, and no Founder Shares, whether held directly by the Sponsor or members of the Sponsor, or whether held by any other party, shall be eligible to receive liquidating distributions from the Trust Account under any circumstances, including in the event that Achari fails to complete an initial Business Combination, nor shall such transfers (past or present) increase the overall amount of Founder Shares issued or in circulation, or in any way affect Achari’s public stockholders existing percentage ownership of Achari. As of the date hereof, 1,572,400 Founder Shares are held directly by the Sponsor and 927,600 Founder Shares are held directly by members of the Sponsor.

Our Sponsor may subsequently undertake certain additional actions, which may include, but may not be limited to, further transfers of Founder Shares held by our Sponsor to individual members of our Sponsor, or certain other actions, in order to attempt to regain compliance with Nasdaq’s continued listing standards. For the avoidance of doubt, all shares previously transferred as described in the foregoing sentence and any shares transferred in a similar fashion in the future shall remain subject to the same transfer restrictions and other limitations as the Founder Shares which continue to be held by our Sponsor, including any and all restrictions contained in the letter agreement entered into in connection with our IPO and, for the further avoidance of doubt, any such Founder Shares will not be eligible to receive liquidating distributions from the Trust Account under any circumstances, including in the event that we fail to complete our business combination, nor shall such transfers (past or present) increase the overall amount of Founder Shares issued or in circulation, or in any way affect our Public Stockholders’ existing percentage ownership of Achari. As of the date hereof, 1,572,400 Founder Shares are held directly by our Sponsor and 927,600 Founder Shares are held directly by members of the Sponsor. Pursuant to the terms of the Sponsor Letter Agreement, all such Founder Shares are to be returned to the Sponsor prior to the Business Combination.

Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (excluding our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or similar agreement or business combination agreement, reduce the amounts in the Trust Account to below the lesser of (i) $10.15 per Public Share, and (ii) the actual amount per share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.15 per share due to reductions in the value of the trust assets, less taxes payable; provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under Achari’s indemnity of the underwriters of its IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of Achari. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. The per-share liquidation price for the Public Shares is anticipated to be approximately $______ (based on the amount expected to be in the Trust Account as of             , 2024, including accrued interest and net of estimated taxes). Nevertheless, we cannot assure you that the per share distribution from the Trust Account, if Achari liquidates, will not be less than $10.15, plus interest, due to unforeseen claims of potential creditors. We will distribute to all of our Public Stockholders, in proportion to their respective equity interests, an aggregate amount then on deposit in the Trust Account, including any interest earned on the funds held in the Trust Account net of interest that may be used by us to pay our franchise and income taxes payable.

In the event that the proceeds in the Trust Account are reduced below $10.15 per Public Share and our Sponsor asserts that it is unable to satisfy its obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce such indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce such indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our Public Stockholders may be reduced below $10.15 per share.

Employees

Achari currently has three executive officers. These individuals are not obligated to devote any specific number of hours to Achari’s matters but they devote as much of their time as they deem necessary and intend to continue doing so until an initial business combination has been consummated. The amount of time they devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process. Achari does not intend to have any full-time employees prior to the consummation of the initial business combination.

Properties

Our executive offices are located at 60 Walnut Avenue, Suite 400, Clark, NJ 07066, and our telephone number is (732) 340-0700. Our executive offices are provided to us by our Sponsor at no charge. We consider our current office space adequate for our current operations.

Legal Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any material litigation or other legal proceedings brought against us. We are also not aware of any legal proceeding, investigation or claim, or other legal exposure, that has a more than remote possibility of having a material adverse effect on our business, financial condition or results of operations.

DIRECTORS, OFFICERS, EXECUTIVE COMPENSATION AND CORPORATE
GOVERNANCE OF ACHARI

References to “us” or “we” in this section refer to Achari.

Management and Board of Directors

Achari’s current directors and officers are as follows:

Name	Age	Position
Vikas Desai	32	Chief Executive Officer and Chairman of the Achari Board
Merrick Friedman	35	Chief Investment Officer, Corporate Secretary and Director
Mitchell Hara	58	Chief Operating Officer and Chief Financial Officer
Seth Farbman	56	Director
Kevin K. Albert	71	Director
Harry DeMott	57	Director
Mark A. Pelson	61	Director
Timothy J. Seymour	56	Director

The experience of Achari’s directors and executive officers is as follows:

Vikas Desai has been a member on our board of directors and the Chief Executive Officer since January 2021. In early 2018, he founded Welcan Capital, a predecessor of Achari Ventures, a venture capital firm focused in the cannabis industry. Achari Ventures invests in high-impact, foundational companies across early-stage plant touching and ancillary businesses and currently has a portfolio of 28 companies within the platform. Mr. Desai has been employed by Welcan Strategic Opportunities Fund, which is part of the Achari Ventures platform, since 2018, and in late 2021, he began employment with Achari Ventures Fund I LP, also part of the Achari Ventures platform. Prior to Welcan, Mr. Desai was a private equity investor at Oaktree Capital Management, a $100 billion alternative asset manager, from June 2015 to June 2017, where he completed over $2 billion in transactions. Mr. Desai began his career at Morgan Stanley in the Investment Banking division from July 2013 to June 2015, focusing on real estate mergers and acquisitions and capital markets, where he completed approximately 15 deals representing approximately $15 billion in transaction value. He graduated with a Bachelor of Science in Finance & Environmental Studies from the Stern School of Business at New York University.

Merrick Friedman has served as our Chief Investment Officer and Corporate Secretary since February 2021 and has served as a member of our board of directors since October 2021. Mr. Friedman joined Welcan Capital (now Achari Ventures) in June 2019. Mr. Friedman has been employed by Welcan Strategic Opportunities Fund, which is part of the Achari Ventures platform, since 2019, and, in late 2021, he began employment with Achari Ventures Fund I LP, also part of the Achari Ventures platform. Prior to joining Welcan Capital, Mr. Friedman spent over four years at Long Pond Capital, from January 2015 to early 2019, an approximately $3 billion long/short equity hedge fund focused on fundamental and value-oriented investing. Before joining Long Pond, from 2013 to 2014, Mr. Friedman was at The Raine Group (“Raine”), a global merchant bank. At Raine, he was responsible for providing mergers and acquisitions advisory services and evaluating growth equity investments in the media, entertainment and telecommunications industries. While at Raine, Mr. Friedman completed over $30 billion in transaction value. Mr. Friedman began his career in 2012 at Deutsche Bank in the Natural Resources Investment Banking group. He graduated magna cum laude with a Bachelor of Science in Economics from the Wharton School at the University of Pennsylvania.

Mitchell Hara has served as our Chief Operating Officer and Chief Financial Officer since February 2021. Mr. Hara is an accomplished corporate executive, investment banker and investor with over 30 years of experience operating in dynamic and disruptive environments in the cannabis, consumer products and retail industries. Throughout his career, he has originated, structured and negotiated over $60 billion in mergers, acquisitions, divestitures, restructurings, leveraged buyouts, structured debt and equity financings, and has helped create over $1.2 billion in stockholder value in executive roles in public and private companies. Since 2018, Mr. Hara has served as an independent consultant to companies in the cannabis industry. From March 2019 to March 2021, Mr. Hara served as Senior Advisor at Hand In Hand Soap (“HIHS”), a high-growth, ESG-centric personal care brand with a dedicated mission of sustainability and give-back, where he also served as Interim Chief Executive Officer from September 2020 to December 2020. From 2019 to 2020, after he had served as a consultant for Clever Leaves International, Inc. (formerly known as Northern Swan Holdings) (NASDAQ: CLVR) for 5 months, Mr. Hara was named Head of Mergers & Acquisitions and Business Development at the same company, believed to be one of the largest licensed cannabis cultivators and extractors, by capacity, on a global scale, where he was responsible for all of Achari’s investments, acquisitions and business development efforts. In August 2022, Mr. Hara was named Chief Strategy Officer at Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF), a leading international provider of consumer cannabis products, a position he held through May 2023. Together with his other consulting endeavors, Mr. Hara has over 4 years of cannabis industry experience. From 2016 to 2018, Mr. Hara was Chief Executive Officer of Beekman 1802, a high-growth, premium branded consumer products company, where he originated and executed the acquisition of its largest licensee, creating immense stockholder value. From 2011 to 2015, Mr. Hara was SVP of Corporate Strategy/Mergers and Acquisitions at HSN, Inc., then a publicly traded company, and now part of Qurate Retail Group (NASDAQ: QRTEA). At HSN, Inc., Mr. Hara launched its VC Incubator, optimized its catalog portfolio via mergers and acquisitions and initiated and implemented its dividend and share buyback programs, creating substantial stockholder value. Prior to his operating career, Mr. Hara was a Managing Director in the Mergers & Acquisitions and Restructuring Group at Peter J. Solomon Company, from 2007 through 2010, and an Associate Director from 1996 to 1999. From 2004 to 2007, Mr. Hara was Head of Specialty Retail Investment Banking at Citigroup. From 2003 to 2004, he was a Senior Member at Hill Street Capital. From 1999 through 2001, Mr. Hara was a Director in the Retail Investment Banking Group at Merrill Lynch & Co., Inc. From 1993 through 1996, he was an Associate in the Consumer M&A Group at Wasserstein Perella & Co., Inc. Mr. Hara began his career as a Financial Analyst at Citicorp Investment Bank in Leveraged Finance and Syndication from 1986 through 1989, and was seconded to Citicorp International, KK, in Tokyo, to build the Private Placement & Loan Syndication desk from 1989 to 1991. He currently serves on the advisory board at Grand Slam Partners and is a mentor at HBS Start Up Partners and a member of HBS Alumni Angels of Greater New York. Mr. Hara has an MBA from Harvard Business School and a BS in Finance from Syracuse University.

Seth Farbman has served as a member of our board of directors since October 2021. Mr. Farbman is an Executive Fellow at Yale University, primarily within the School of Management. In addition to lecturing, he provides real-world insights on business, marketing and technology to students, faculty and administration. He joined the university in November 2018, before retiring from Spotify in January 2019, where he served as Chief Marketing Officer from March 2015. During his four year tenure, Spotify grew to over 250 million customers in 65 countries, becoming the world’s largest music streaming service and one of the 100 most valuable global brands. Mr. Farbman managed Spotify’s B2C and B2B marketing teams, as well as public relations, customer support, brand, creative and design, marketing sciences and analytical teams. In 2018, Mr. Farbman helped Spotify accomplish one of the most successful public offerings in years. In June 2018, Mr. Farbman was named World’s Most Innovative CMO by Business Insider, and, for the eighth year in a row, ranked on of Forbes’ Most Influential CMO’s. He was also recognized among the 50 most creative people in the world by Creativity. While at Spotify, Mr. Farbman built a best-in-class marketing and communications team that has been recognized for its unique combination of deep data and world-class creativity, which led to the internal creative team being named Advertising Age’s 2018 Agency of the Year. At the Cannes Lions International Festival for Creativity, Spotify was awarded 11 Lions and named the 2018 Brand of the Year. Prior to joining Spotify, Mr. Farbman was the Chief Marketing Officer of Gap, then the world’s largest specialty apparel company. In his five years at Gap, he drove a turnaround that returned the company to growth for the first time in a decade and increased the company’s share price almost three-fold. He helped achieve the results by reshaping the entire global marketing function and shifting the product and marketing development to a new, younger segment of customers. He also oversaw the expansion of the Gap brand into new markets, such as China and South Africa. Before Gap, Mr. Farbman was the co-founder and President of OgilvyEarth, one of the first sustainability-focused marketing consultancies and party of the WPP/Ogilvy agency network. Recognizing the new opportunity in the sustainability movement, Mr. Farbman worked with global companies, such as DuPont, GE, Unilever, IBM, Coca-Cola and Siemens, to help guide their product development roadmaps and marketing strategies to address customer demand for more environmentally and socially responsible products and services. Additionally, at the request of the United Nations Secretary-General Ban Ki-moon, he created the largest-ever pro bono consumer campaign to raise support for the U.N. effort to secure a multi-lateral environmental agreement between its member countries. Mr. Farbman began his marketing career at two mobile communications startups that merged with carriers Verizon Wireless and AT&T Wireless. He led national marketing and communications teams during the most rapid expansion of the mobile industry. Mr. Farbman is a trained journalist, working primarily for ABC and NBC television stations in the six years immediately after graduate school. Mr. Farbman currently serves as a member of the board of directors of Snagajob and Dashlane, and also served as the interim Chief Executive Officer from September 2020 to February 2021. He is senior advisor to several high growth companies, including Peloton, Grubhub, Perfect Day Foods, Sunwink, Noom and The New York Times. He has an M.S. in Journalism from the S.I. Newhouse School of Communications at Syracuse University.

Kevin K. Albert has served as a member of our board of directors since October 2021. Mr. Albert is a retired investment banker. He is currently managing a portfolio of private investments. He serves on the board of directors of Octavius Group Holdings Inc. (doing business as “Flow Kana”) since January 2020, a private company in the cannabis industry. Since April 2022, Mr. Albert has served on the board of SLANG Worldwide, Inc. and been a member of its audit committee (CNSX: SLNG). Since June 2022, he has also served on the board of Conception Nurseries, Inc, a private company. Mr. Albert is also an independent director on the board of Neighborhood Holdings, Inc., a private real estate management company which enables renters to build financial equity in their homes and neighborhoods. From 2010 until his retirement in December 2019, Mr. Albert was a Senior Partner of Pantheon Ventures LLC (“Pantheon”) and a member of its six-person Partnership Board. For most of his tenure at Pantheon, Mr. Albert was responsible for the firm’s global business development, including all product marketing and business development activities. During this time, Pantheon’s assets under management increased from approximately $25 billion to approximately $50 billion. Prior to joining Pantheon, he was a Managing Director and co-founder of Elevation Partners (“Elevation”), a private equity firm that made investments in market-leading consumer-tech businesses such as Facebook and Yelp. Prior to Elevation, Mr. Albert worked in the investment banking division of Merrill Lynch & Co. for 24 years where, for most of this time, he served as a Managing Director and the Global Head of the Private Placement Group managing the market leading private equity fund placement business. From 2006 until 2017, Mr. Albert served as an independent director on the board of Merrill Lynch Ventures, LLC (“Merrill”), a series of private equity partnerships offered to key Merrill Lynch employees. From 1999 to 2000, he also was responsible for the middle market mergers and acquisitions group at Merrill, advising on sell-side mergers and acquisitions, primarily for clients of the firm’s brokerage side. Beginning in 2010, Mr. Albert was an independent director, chairman of the audit committee and a member of the corporate governance and nominating committee of Dover Saddlery, Inc., the leading multichannel equestrian retailer in the United States prior to its purchase and take-private transaction by a private equity firm in 2015. Mr. Albert has a BA and an MBA from the University of California, Los Angeles, where he continues to be involved as the Chair of the Board of Visitors of the Economics Department.

Other board members:

Harry DeMott has served as a member of our board of directors since October 2021. Mr. DeMott is a seasoned investor, operator and board director. He is the founder and CEO of Temerity Media Inc. (d/b/a Proper), a cannabis data-business connecting customers, brands and retailers. He is the former CEO of Ticket Evolution, the ticket industry’s premier B2B exchange, a portfolio company of Raptor Ventures I LP (“Raptor”), where Mr. DeMott is General Partner. Through Raptor, Mr. DeMott sat on the board of directors of Security Point Media. Outside of Raptor, Mr. DeMott sits on the board of Workhouse Group Inc. (NASDAQ:WKHS), where he previously chaired the compensation committee and was a member and served on the nominating and governance committee. He is involved in a number of investment activities through Harmerle Investments and Chelsea Realty, two family owned and operated vehicles. Recently, Mr. DeMott was CEO of Australis Capital (NASDAQ:AUSA), a spinoff of Aurora Cannabis, focused on U.S. cannabis. Starting out as a board director in April 2019, Mr. DeMott was later appointed to the CEO position until a new board of directors was elected in the 2020 annual general meeting. Through Harmerle Investments, he was an early investor in Columbia Care (NASDAQ:CCHWF) and has also been an investor in Evolvd Cannabis, Kinslips and Groundworks, the holding company for the Serra and Electric Lettuce chains of dispensaries in Oregon. Mr. DeMott has long been involved in music and entertainment investments with current investments in Hi.Fi (sold to Block Financial), Violet Crown Cinemas, Urban Airship and Big Room. Prior to co-founding Raptor, Mr. DeMott was an analyst at Knighthead Capital and King Street Capital, two leading distressed debt funds based in New York City. During his tenure there, and his previously co-founded hedge fund, Gothic Capital, Mr. DeMott led investments in a variety of venture capital deals such as Pandora, dMarcBroadcasting and Zing. Mr. DeMott started his career on Wall Street at Credit Lyonnais Global Partners, moving to First Boston (Credit Suisse) where he became an Institutional Investor ranked analyst in broadcasting. He was singled out by the Wall Street Journal as one of the leading stock pickers in his field, and while there helped raise funds for various companies in the radio, television, outdoor advertising and tower sectors. Mr. DeMott attended Trinity School before attending Princeton University where he graduated with an AB in Economics in 1988. He received an MBA in International Finance from NYU’s Stern School of Business in 1991.

Mark A. Pelson has served as a member of our board of directors since October 2021. Mr. Pelson is a business manager, entrepreneur and investor with over 30 years of experience. Since 2009, Mr. Pelson is the General Partner of PCI, LLC, where he leads investments in information services and telecommunications. Prior to forming PCI, LLC, Mr. Pelson was a Managing Director at Providence Equity Partners (“Providence Equity”) which he joined in 1996. Providence Equity is a leading private equity firm specializing in growth-oriented investments in media, communications, education, software and services and has over 40 billion in assets under management. Mr. Pelson has served on the boards of over a dozen Providence Equity portfolio companies, including Consolidated Communications (NASDAQ:CNSL), American Cellular Corporation, Wireless One, Madison River Telephone Company, Language Line, Telcordia and Wired Inc. Mr. Pelson was responsible for many of Providence Equity’s investments in FCC wireless auctions, local, long haul and undersea fiber optic infrastructure providers, wireless data services, business services and wireless telephony. Prior to joining Providence Equity, Mr. Pelson co-founded TeleCorp, Inc., a wireless telecommunications company in 1994 which bid in early FCC spectrum auctions. He previously served from 1989 to 1994 in various management positions with AT&T, including general manager of strategic planning and mergers and acquisitions. Mr. Pelson received a Juris Doctorate from Boston University and a Bachelor of Arts degree from Cornell University.

Timothy J. Seymour has served as a member of our board of directors since October 2021. Mr. Seymour is the founder and Chief Investment Officer of Seymour Asset Management, a registered investment advisor for both asset and wealth management, since January 2014. He brings 25 years of investment experience as a portfolio manager, allocator, and capital markets professional across multiple asset classes. With a background in emerging market and new asset classes, Mr. Seymour was an early investor and participant in the cannabis sector dating back to 2016. He has established himself as a thought leader and industry insider and has served on multiple advisory boards in the sector. Since July 2019, Mr. Seymour has served as the Portfolio Manager of Amplify Seymour Cannabis ETF (NYSE: CNBS), an actively managed strategy fund that provides thematic exposure in the high growth and evolving cannabis sector. Mr. Seymour also serves or has served as an advisor to multiple companies in the cannabis sector. Mr. Seymour was the Chief Investment Officer and co-founder of Triogem Asset Management, (“Triogem”), where the firm’s flagship fund was a long short global equity strategy, from May 2008 to September 2013. Prior to Triogem, Mr. Seymour was co-founder and Managing Partner at Red Star Asset Management (“Red Star”), where the firm managed a multi-strategy fund investing across Russia and Eastern Europe, from February 2005 to July 2007. Before launching Red Star, from August 1998 to December 2004, he was a Partner and Managing Director at Troika Dialog, which was later bought by Sberbank, a Russian state bank. At Troika Dialog, Mr. Seymour served various roles, including running the fixed income sales and trading group, launching the firm’s US broker/dealer group and overseeing all U.S. capital markets activity. Mr. Seymour started his career in November 1996 at UBS Securities, LLC (“UBS”), in New York, focusing on international macro, until he left in April 1998. Mr. Seymour received his MBA in International Finance from Fordham University, after which he completed UBS’ capital markets trading program, and his undergraduate degree from Georgetown University.

Number and Terms of Office of Officers and Directors

We have seven directors and our board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. On December 18, 2023, Achari held a Special Meeting in lieu of its first annual meeting of Achari’s stockholders. At the Special Meeting, Achari’s stockholders approved a proposal to re-elect Seth Farbman and Kevin K. Albert to Achari’s board of directors until Achari’s fourth annual meeting of stockholders. The term of office of the second class of directors, consisting of Harry DeMott, Mark A. Pelson and Timothy J. Seymour, will expire at Achari’s second annual meeting of stockholders. The term of office of the third class of directors, consisting of Vikas Desai and Merrick Friedman, will expire at Achari’s third annual meeting of stockholders. Please see the current report on Form 8-K filed by Achari with the SEC on December 21, 2023 for additional information concerning the Special Meeting.

Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate. Our bylaws provide that our officers may consist of a Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, Vice Presidents, Secretary, Treasurer, Assistant Secretaries and such other offices as may be determined by the board of directors.

Our directors and officers play a key role in identifying, evaluating, and selecting target businesses, and structuring, negotiating and, consummating an initial business combination. Except as described below and under “Conflicts of Interest” in our Annual Report on Form 10-K, none of these individuals is currently a principal of or affiliated with a public company or blank check company that executed a business plan similar to our business plan. We believe that the skills and experience of these individuals, their collective access to acquisition opportunities and ideas, their contacts and their transaction expertise should enable them to identify successfully and effect an acquisition transaction, although we cannot assure you that they will, in fact, be able to do so.

Director Independence

Nasdaq listing standards require that a majority of the Achari Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Achari Board has determined that Seth Farbman, Harry DeMott, Kevin K. Albert, Mark A. Pelson and Timothy J. Seymour are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Executive Compensation

We have not entered into any employment agreements with our executive officers and have not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

No executive officer has received any cash compensation for services rendered to us. No compensation of any kind, including finders’, consulting or other similar fees, will be paid to any of our existing stockholders, including our directors, or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of a business combination. However, such individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than the Achari Board and our audit committee, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

Committees of the Board of Directors

The Achari Board has standing audit and compensation committees. The independent directors oversee director nominations. Each of the audit committee and compensation committee has a charter, which were filed with the SEC as exhibits to our Registration Statement on Form S-1 on August 5, 2021, filed in connection with our IPO.

Audit Committee

We have established an audit committee of the Achari Board. Kevin K. Albert, Harry DeMott and Timothy J. Seymour serve as members of our audit committee, and Mr. DeMott chairs the audit committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. Each of Mr. Albert, Mr. DeMott and Mr. Seymour meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act.

Each member of the audit committee is financially literate, and the Achari Board has determined that Harry DeMott qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

•        the appointment, compensation, retention, replacement and oversight of the work of the independent registered public accounting firm engaged by us;

•        pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•        setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including, but not limited to, as required by applicable laws and regulations;

•        setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

•        obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues, and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm’s independence;

•        reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•        reviewing with management, the independent registered public accounting firm and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established a compensation committee of the Achari Board. Kevin K. Albert and Mark A. Pelson serve as members of our compensation committee. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Mr. Albert and Mr. Pelson are independent and Mr. Albert chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, if any is paid by us, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluations;

•        reviewing and approving on an annual basis the compensation, if any, paid by us to all of our other officers;

•        reviewing on an annual basis our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, no compensation of any kind, including finders’, consulting or other similar fees, will be paid to any of our existing stockholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate, the consummation of an initial business combination. Accordingly, it is likely that, prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter of the compensation committee also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The Achari Board believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Seth Farbman, Kevin K. Albert, Mark A. Pelson, Harry DeMott and Timothy J. Seymour. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The Achari Board will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of our stockholders (or, if applicable, a special meeting of our stockholders). Our stockholders that wish to nominate a director for election to the Achari Board should follow the procedures set forth in our bylaws.

Director Nominations

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the Achari Board considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom and the ability to represent the best interests of our stockholders. Prior to our initial business combination, our Public Stockholders will not have the right to recommend director candidates for nomination to the Achari Board.

Code of Conduct, Code of Ethics and Insider Trading Policy

We adopted a code of conduct and ethics applicable to our directors, officers and employees in accordance with applicable federal securities laws. The code of ethics codifies the business and ethical principles that govern all aspects of our business. A copy of the code of ethics is incorporated as an exhibit to Achari’s Annual Report on Form 10-K. Any waivers from our code of ethics will be posted on our website at www.acharivc.com.

As of the date hereof, we have not adopted a formal insider trading policy. In connection with a business combination, we expect to adopt an insider trading policy which will require insiders to: (i) refrain from purchasing our securities during certain blackout periods when they are in possession of any material non-public information, and (ii) clear all trades of our securities with a compliance officer prior to execution.

None of Achari’s officers currently serve, and in the past year none has served, as a member of the compensation committee of any entity that has one or more officers serving on the Achari Board.

Section 16(A) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Achari’s directors, officers and stockholders who beneficially own more than 10% of any class of equity securities of Achari registered pursuant to Section 12 of the Exchange Act, collectively referred to herein as the “Reporting Persons”, to file initial statements of beneficial ownership of securities and statements of changes in beneficial ownership of securities with respect to Achari’s equity securities with the SEC. All Reporting Persons are required by SEC regulation to furnish us with copies of all reports that such Reporting Persons file with the SEC pursuant to Section 16(a) of the Exchange Act.

Delinquent Section 16(a) Reports

Based solely on our review of the copies of such reports and upon written representations of the Reporting Persons received by us, we believe that the following transactions were not timely reported:

Name	Late Report	Transactions Covered	Number of Shares
Achari Sponsor Holdings I LLC	Form 4	Forfeiture of requisite Founder Shares after expiration of over-allotment exercise period.	375,000
Vikas Desai	Form 4	Forfeiture of requisite Founder Shares after expiration of over-allotment exercise period.	375,000

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ACHARI

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this joint proxy statement/prospectus.

References in this section to “we”, “our” or “us” refer to Achari. References to our “management” or our “management team” refer to our officers and directors.

Overview

We are a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more target businesses. We intend to effectuate our Business Combination using cash from the proceeds of our Initial Public Offering and the sale of the placement units that occurred simultaneously with the completion of our Initial Public Offering, our capital stock, debt or a combination of cash, stock and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from inception through March 31, 2024 were organizational activities and those necessary to prepare for the Initial Public Offering, described below, and since the Initial Public Offering, the search for a prospective initial Business Combination. We do not expect to generate any operating revenues until after the completion of our initial Business Combination, at the earliest. We expect to generate non-operating income in the form of interest income from the proceeds of the Initial Public Offering placed in the Trust Account. We expect that we will continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a Business Combination.

For the year ended December 31, 2023, we had a net loss of $2,574,642, which primarily consisted of operating expenses of $3,179,740, Delaware franchise taxes of $81,600, offset by interest and dividend income on cash held in our Trust Account of $429,125, change in fair value of warrant liabilities of $248,953 and income tax provision of $72,980.

For the year ended December 31, 2022, we had a net income of $1,623,367, which primarily consisted of operating expenses of $1,569,618, accrual of Delaware franchise taxes of $282,342, offset by interest and dividend income on marketable securities held in our Trust Account of $1,411,854, change in fair value of warrant liabilities of $1,997,334 and income tax provision of $216,203.

For the three months ended March 31, 2024, we had a net loss of $530,117, which primarily consists of general and administrative expenses of $508,544, Delaware franchise taxes of $20,743, change in fair value of warrant liabilities of $67,767, income tax expense of $12,262 and offset by interest and dividend income of $79,139. General and administrative expenses include legal and professional charges of $388,922 mainly relating to our search for an initial Business Combination.

For the three months ended March 31, 2023, we had a net loss of $946,841, which primarily consisted of general and administrative expenses of $925,964, accrual of Delaware franchise taxes of $50,000, income tax expense of $13,413 change in fair value of warrant liabilities of $71,334 and offset by interest and dividend income from the Trust Account of $113,870.

Liquidity, Capital Resources and Going Concern Consideration

The registration statement for the Company’s Initial Public Offering was declared effective on October 14, 2021. On October 19, 2021, the Company consummated the Initial Public Offering of 10,000,000 Units with respect to the Common Stock included in the Units being offered (the “Public Shares”) at $10.00 per Unit generating gross proceeds of $100,000,000, which is discussed in Note 4. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,133,333 Private Placement Warrants at a price of $0.75 per Private Placement Warrant in a private placement to the Sponsor, for gross proceeds of $5,350,000 which is described in Note 4.

On December 18, 2023, the Company held a Special Meeting of the Company’s stockholders, the Company’s stockholders approved (i) the Charter Amendment Proposal to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to revise the Company’s then existing extension option, which provided that the Company had the option of extending the period by which it must consummate a business combination by up to 12 months, from the original expiration date of January 19, 2023 to January 19, 2024, to instead provide that the Company will have the option to extend the period by which it must consummate a business combination by an additional six months, from the Second Amended Extended Date, or from January 19, 2024, to July 19, 2024, with such extension option exercisable in six single-month increments for an additional six-month aggregate total extension period if each Monthly Extension Option is exercised, and with each such Monthly Extension Option exercisable upon five calendar days’ advance notice prior to the applicable monthly deadline (such deadline for exercising each such Monthly Extension Option being the 19th calendar day of each month); (ii) a proposal to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to eliminate a limitation therein providing that the Company shall not redeem Public Shares to the extent that such redemption would cause the Company’s net tangible assets to be less than $5,000,001 following any such redemptions, in order to allow the Company to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if the Company so chooses in its sole discretion; and (iii) a proposal to amend the Company’s Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, by and between the Trustee and the Company, to provide that the Second Amended Extended Date provided for in the Second Amended and Restated Investment Management Trust Agreement, upon which assets held in the trust account established in connection with the Company’s Initial Public Offering will be liquidated if it has not consummated a business combination, may be extended, at the Company’s option, and on a monthly basis, pursuant to the exercise of Monthly Extension Option(s), up to and until the Third Amended Extended Date of July 19, 2024; provided that, in order to exercise a single Monthly Extension Option, the Company must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of our common stock included in the units which were sold in our Initial Public Offering and which remain outstanding on the date of such deposit. The Company entered into the Third Amended and Restated Investment Management Trust Agreement on December 19, 2023 with Continental Stock Transfer & Trust Company. The Company’s Current Charter was deemed effective on December 19, 2023 and was promptly filed the Delaware Secretary of State.

On July 16, 2024, Achari held a special meeting of its stockholders, at which Achari’s stockholders approved proposals allowing for the extension of Achari’s deadline to consummate a business combination, from the existing deadline of July 19, 2024, to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options), in order to provide sufficient time for Achari to consummate the Business Combination.

Offering costs for the Initial Public Offering amounted to $6,101,730, consisting of $2,000,000 of underwriting fees, $3,500,000 of deferred underwriting fees payable (which are held in the Trust Account) and $601,730 of other costs. The $3,500,000 of deferred underwriting fee payable is contingent upon the consummation of a Business Combination on or prior to October 19, 2024 (or such earlier applicable date if we opt not to continue to exercise our remaining Monthly Extension Options), subject to the terms of the underwriting agreement. Following the closing of the Initial Public Offering, $101,500,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a Trust Account.

For the year ended December 31, 2023, there was $1,044,190 of net cash used in operating activities. Net cash provided by investing activities was $39,067,699 and Net cash used in financing activities was $38,572,420 mainly reflecting the redemption of Common Stock.

For the year ended December 31, 2022, there was $588,916 of net cash used in operating activities. Net cash provided by investing activities was $58,225,408 and Net cash used in financing activities was $57,810,572 mainly reflecting the redemption of Common Stock.

For the three months ended March 31, 2024, there was $ 215,733 of cash used in operating activities, $ 66,113 of cash provided by investing activities and $ 243,975 of cash used in financing activities.

At March 31, 2024, we had approximately $6,194,997 in the Trust Account. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

At March 31, 2024, we had held approximately $10,524 in cash outside of the Trust Account, with such cash available for working capital purposes. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

On July 18, 2023, the Company and the Sponsor entered into a non-interest-bearing loan agreement whereby the Company issued a promissory note (the “Note”) to the Sponsor pursuant to which the Company may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of Monthly Extension Options. The current principal amount of the Note is payable on the earlier of (a) the consummation of a Business Combination and (b) the date of the liquidation of the Company. If a Business Combination is not consummated, this Note will be repaid solely to the extent that the Company has funds available to it outside of the Trust Account and all other amounts will be forfeited, eliminated or otherwise forgiven. As of December 31, 2023 and 2022 and March 31, 2024, the amount outstanding under the Note was $582,000, $0 and $825,975, respectively, as reflected on the Company’s balance sheet included herein under the caption “Note Payable-related party”.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2024 and December 31, 2023, the amount outstanding under the Note was $825,975 and $582,000 respectively, as reflected on the Company’s balance sheets included herein under the caption ‘Note Payable-related party’.

On April 18, 2024, the Company and Vaso entered into the Vaso Working Capital Letter Agreement (as amended and restated and joined by Merger Sub and the Sponsor on July 3, 2024), attached as Exhibit 10.18 to this joint proxy statement/prospectus, whereby, upon request from the Company, Vaso will provide Advanced Funds on an interest free basis to the Company, within two (2) business days of Vaso’s receipt of such request, up to $575,000 in cash to pay the certain identified working capital expenses of the Company (any such funds, the “Advanced Funds”). Any such Advanced Funds shall be forgiven by Vaso upon the Closing of the Business Combination; provided however that the amount of any such Advanced Funds which is in excess of $150,000 shall be added to the amount included in the definition of Unpaid SPAC Expenses. As a closing condition of the Business Combination Agreement, Unpaid SPAC Expenses shall not exceed $4,500,000 and currently the amount of Unpaid SPAC Expenses is in excess of $4,500,000. See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement.

In connection with the Company’s assessment of going concern considerations in accordance with FASB Accounting Standards Update (“ASU”) 2014-15, the Company has until October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options) to consummate a business combination. It is uncertain that the Company will be able to consummate a business combination by this time. If a business combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution and liquidity condition, raises substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate after October 19, 2024. The Company intends to complete a business combination before the mandatory liquidation date. However, there can be no assurance that the Company will be able to consummate a business combination by October 19, 2024, assuming Achari exercises each of the Sixth CoI Monthly Extension Options (or if such deadline is extended, up to the new deadline pursuant to such extension).

We have received a delisting determination letter from Nasdaq as a result of our failure to comply with certain continued listing requirements of the Nasdaq exchange. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements as of March 31, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

The underwriters of our Initial Public Offering are entitled to deferred underwriting commissions of $3,500,000 in the aggregate. The deferred fee will become payable to the underwriters of our Initial Public Offering from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As such, our financial statements may not be comparable to companies that comply with public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of executive compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our Initial Public Offering or until we are no longer an “emerging growth company,” whichever is earlier.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates.

Common Stock Subject to Possible Redemption

We account for our Common Stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Common Stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, Common Stock is classified as stockholders’ equity. Our Common Stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, Common Stock subject to possible redemption is presented as temporary equity, outside of the stockholders’ equity section of our balance sheets. The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Common Stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Common Stock are affected by charges against additional paid in capital and accumulated deficit.

Net (loss) Income per Share of Common Stock

Net (loss) income per share is computed by dividing net income by the weighted average number of shares of Common Stock outstanding during the period, excluding shares of Common Stock subject to forfeiture by the Sponsor. At March 31, 2024, the Company did not have any dilutive securities and/or other contracts that could, potentially, be exercised or converted into shares of Common Stock and then share in the earnings of the Company. As a result, diluted (loss) income per share is the same as basic (loss) income per share for the period presented.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the public warrants qualify for equity accounting treatment and the Private Placement Warrants issued pursuant to the Warrant Agreement attached as Exhibit 4.1 qualify for liability accounting treatment.

Recent Accounting Pronouncements

In August 2020, the FASB issued ASU No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity” (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 25, 2021 (inception). Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the Company or no material effect is expected on the financial statement as a result of future adoption.

INDEBTEDNESS OF ACHARI

On July 18, 2023, Achari and the Sponsor entered into a non-interest bearing loan agreement whereby Achari issued a promissory note to the Sponsor pursuant to which Achari may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of a monthly extension option. The current principal amount of the note is payable on the earlier of the consummation of a business combination and the date of the liquidation of Achari. If a business combination is not consummated, this note will be repaid solely to the extent that Achari has funds available to it outside of the Trust Account and all other amounts will be forfeited, eliminated or otherwise forgiven. As of March 31, 2024 and December 31, 2023, the amount outstanding under the Note was $825,975 and $582,000 respectively, as reflected on the Company’s balance sheets included herein under the caption ‘Note Payable-related party’.

On April 18, 2024, the Company and Vaso entered into the Vaso Working Capital Letter Agreement (as amended and restated and joined by Merger Sub and the Sponsor on July 3, 2024 and attached as Exhibit 10.18 to this joint proxy statement/prospectus) whereby, upon request from the Company, Vaso will provide Advance Funds on an interest free basis to the Company, within two (2) business days of Vaso’s receipt of such request, up to $575,000 in cash to pay the certain identified working capital expenses of the Company. Any such Advanced Funds shall be forgiven by Vaso upon the Closing of the Business Combination; provided however that the amount of any such Advanced Funds which is in excess of $150,000 shall be added to the amount included in the definition of Unpaid SPAC Expenses. As a closing condition of the Business Combination Agreement, Unpaid SPAC Expenses shall not exceed $4,500,000 and currently the amount of Unpaid SPAC Expenses is in excess of $4,500,000. As of the date hereof, the Company has incurred approximately $342,647 under the Vaso Working Capital Letter Agreement, and to the extent such borrowings remain unpaid and outstanding at the time of the closing of the Business Combination, such borrowings may further increase the difficulty of satisfying the closing condition described herein and contained in the Business Combination Agreement with respect to Unpaid SPAC Expenses. See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement”.

MARKET PRICE AND DIVIDENDS OF SECURITIES

Market Price of Achari Units, Shares of common stock and Warrants

Achari’s Units, shares of its common stock and its warrants are currently listed on Nasdaq under the symbols “AVHIU”, “AVHI” and “AVHIW,” respectively. Achari’s Units, shares of its common stock and its warrants commenced public trading on October 19, 2021. However, as of April 9, 2024, trading in the Company’s securities was suspended on Nasdaq and Achari’s Units, Public Shares and Public Warrants are currently only eligible to trade on the “pink” tier of the OTC Markets Group. As of June 27, 2024, as reported by the OTC Markets Group, the closing price for each Unit, share of common stock and warrant of Achari was $10.00, $11.30 and $0.024, respectively. The closing price of Achari’s shares of common stock on December 5, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.71.

Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination Nasdaq has issued to the Company. The Company has appealed such delisting determination. As of April 9, 2024, the Units, Achari’s common stock and its warrants are currently eligible to trade only on the “pink” tier of the OTC Markets. Although trading, if any, in the Company’s securities, will currently occur only in the OTC Markets, the Company will remain technically listed on Nasdaq pending the expiration of all Nasdaq review and appeal processes. The OTC Markets prices are quotations, which reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions. Please see “Risk Factors — Trading in the Company’s securities is currently suspended on the Nasdaq exchange as a result of a delisting determination the Company received in connection with the Company’s failure to regain compliance with certain continued listing standards by April 2, 2024, which was the deadline Nasdaq had set for the Company to consummate the Business Combination or otherwise regain compliance with such standards. The Company appealed such delisting determination, however, on June 20, 2024, the Company was notified that the delisting determination was upheld. At this time, the Company’s securities have not been delisted pending review of the Nasdaq Board of Directors which may occur at any time, and the filing of a Form 25-NSE with the SEC by Nasdaq with respect to the delisting. Any delisting of the Company’s securities may delay, or ultimately prevent, the consummation of the Business Combination” and “If we are delisted from Nasdaq, we will become subject to the “penny stock” rules, the ability of our investors to sell their shares will likely be adversely impacted, and we will likely be unable to consummate the Business Combination with Vaso in a timely manner, or at all, and will be forced to liquidate. If we are forced to liquidate, our investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of our securities following such a transaction, and any Public Warrants held by our investors would expire worthless” for further information.

The following table sets out the high and low bid price for our securities in each completed fiscal quarter since January 1, 2022:

	Common Stock		Units				Warrants
	High	Low	High		Low		High	Low
2022
Quarter Ended March 31	$9.96	$9.83		$11.02		$9.78	$0.33	$0.13
Quarter Ended June 30	$10.02	$9.84		$10.26		$9.96	$0.22	$0.12
Quarter Ended September 30	$10.04	$9.97		$10.26		$10.02	$0.15	$0.03
Quarter Ended December 31	$10.24	$10.04		$10.22		$9.94	$0.09	$0.00

2023
Quarter Ended March 31	$10.79	$10.22		$10.96		$10.05	$0.14	$0.02
Quarter Ended June 30	$10.82	$10.50		$10.70		$9.49	$0.15	$0.01
Quarter Ended September 30	$10.94	$10.62		$11.29		$9.63	$0.14	$0.02
Quarter Ended December 31	$10.90	$10.68		$11.11		$10.7	$0.06	$0.01

2024(1)
Quarter Ended March 31	$12.45	$10.89		$12.25		$10.78	$0.04	$0.02
Quarter Ended June 30	$11.30	$10.92	$	N/A	$	N/A	$0.49	$0.01

____________

(1)      On April 9, 2024, trading in Achari’s securities suspended on Nasdaq and began trading on the “pink” tier of the OTC Markets Group.

Holders of Achari’s Units, shares of its common stock and its warrants should obtain current market quotations for their respective securities. The market price of Achari’s securities could vary at any time before the Business Combination.

Holders of Achari Securities

As of March 31, 2024, there was 1 holder of record of Achari’s Units, 17 holders of record of Achari’s shares of common stock and 2 holders of record of Achari’s warrants.

Dividends of Achari Securities

Please refer to the section of this joint proxy statement/prospectus entitled “Description of Vaso’s and Achari’s Securities — Description of Achari’s Shares Prior to the Business Combination — Dividends”.

Vaso

Market Price of Vaso Securities

Vaso’s common stock is quoted on the OTCQX under the symbol “VASO”. Vaso’s common stock commenced public quoting over ten years ago.

The closing price of Vaso’s common stock on December 6, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $0.21 As of June 26, 2024, the closing price for the common stock of Vaso reported by the OTC Markets was $0.28.

The OTCQX prices are quotations, which reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not represent actual transactions.

The following table sets out the high and low bid price for our securities in each completed fiscal quarter since January 1, 2022:

	Common Stock
	High	Low
2022
Quarter Ended March 31	$0.08	$0.04
Quarter Ended June 30	$0.11	$0.05
Quarter Ended September 30	$0.12	$0.08
Quarter Ended December 31	$0.22	$0.11

2023
Quarter Ended March 31	$0.29	$0.16
Quarter Ended June 30	$0.26	$0.21
Quarter Ended September 30	$0.35	$0.26
Quarter Ended December 31	$0.37	$0.19

2024
Quarter Ended March 31	$0.34	$0.26
Quarter Ended June 30	$0.32	$0.19

Holders of Vaso Securities

As of June 27, 2024, there were approximately 8,500 holders of shares of Vaso common stock and no holders of Vaso preferred stock.

Securities Authorized for Issuance Under Equity Compensation Plans

Vaso’s Board of Directors has authorized three option and stock plans for officers, directors and senior employees of Vaso consisting of (a) the Vasomedical, Inc. 2013 Stock Plan (the “2013 Plan”), (b) the Vasomedical, Inc. 2016 Stock Plan (the “2016 Plan”), and (c) the Vaso Corporation 2019 Stock Plan (the “2019 Plan”). Details of each such plan are as follows:

2013 Stock Option and Stock Issuance Plan

On October 30, 2013, the board of directors of Vaso approved the 2013 Plan for officers, directors, employees and consultants of Vaso. The stock issuable under the 2013 Plan include shares of Vaso’s authorized but unissued or reacquired common stock. The maximum number of shares of Vaso’s common stock which may be issued under the 2013 Plan is 7,500,000 shares.

The 2013 Plan is comprised of two separate equity programs, the options grant program, under which eligible persons may be granted options to purchase shares of Vaso’s common stock, and the stock issuance program, under which eligible persons may be issued shares of Vaso’s common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to Vaso. The 2013 Plan provides that the board of directors of Vaso, or a committee of the board of directors of Vaso, will administer it with full authority to determine the identity of the recipients of the options or shares and the number of options or shares.

During the year ended December 31, 2023, no options or shares of common stock were granted or forfeited, and 759,120 shares expired. 3,540 shares were withheld for withholding taxes.

2016 Stock Option and Stock Issuance Plan

On June 15, 2016, the board of directors of Vaso approved the 2016 Plan for officers, directors and senior employees of Vaso or any subsidiary of Vaso. The stock issuable under the 2016 Plan includes shares of Vaso’s authorized but unissued or reacquired common stock. The maximum number of shares of common stock of Vaso that may be issued under the 2016 Plan is 7,500,000 shares.

The 2016 Plan consists of a stock issuance program, under which eligible persons may, at the discretion of the board of directors of Vaso, be issued shares of Vaso’s common stock directly, as a bonus for services rendered or to be rendered to Vaso or any subsidiary of Vaso.

During the year ended December 31, 2023, 225,000 shares of common stock were granted under the 2016 Plan and 21,709 shares were withheld for withholding taxes.

2019 Stock Option and Stock Issuance Plan

In May 2019, the board of directors of Vaso approved the 2019 Plan for officers, directors and senior employees of Vaso or any subsidiary of Vaso. The stock issuable under the 2019 Plan includes shares of Vaso’s authorized but unissued or reacquired common stock. The maximum number of shares of common stock of Vaso that may be issued under the 2019 Plan is 15,000,000 shares.

The 2019 Plan consists of a stock issuance program, under which eligible persons may, at the discretion of the board of directors of Vaso, be issued shares of common stock of Vaso directly, as a bonus for services rendered or to be rendered to Vaso or any subsidiary of Vaso.

During the year ended December 31, 2023, no shares of Vaso were granted under the 2019 Plan.

Dividend Policy of Achari Following the Business Combination

Within the past five years, neither Vaso nor Achari has paid dividends on any of its capital stock, and the management of Achari does not anticipate that the post-Business Combination company will pay any cash dividends in the foreseeable future but instead that it will retain future earnings, if any, to finance the expansion of its business. Please refer to the section of this joint proxy statement/prospectus entitled “Description of Vaso’s and Achari’s Securities — Capital Stock of Achari after the Business Combination — Authorized and Outstanding Stock — Common Stock — Dividends”.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the beneficial ownership of Achari’s shares of common stock as of July 16, 2024 and (ii) the expected beneficial ownership of shares of Achari’s common stock immediately following the consummation of the Business Combination (assuming a “no redemption” scenario and alternatively assuming a “80% redemption” scenario as described herein). Specifically, such table reflects:

•        each Person who is known to be the beneficial owner of more than 5% of the SPAC Shares and is expected to be the beneficial owner of more than 5% of the shares of Common Stock immediately post-Business Combination;

•        each of Achari’s current executive officers and directors;

•        each Person who is expected to become an executive officer or director of Achari post-Business Combination; and

•        all executive officers and directors of Achari as a group pre-Business Combination and all executive officers and directors of Achari post-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a Person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days.

The beneficial ownership of SPAC Shares pre-Business Combination is based on 2,809,010 SPAC Shares issued and outstanding as of July 16, 2024, which includes an aggregate of 2,500,000 Founder Shares issued and outstanding as of such date.

The expected beneficial ownership of shares of Common Stock post-Business Combination presented herein assumes that no Reverse Stock Split occurs an exchange ratio of 0.0998 in the Business Combination and that the Founder Shares outstanding will all be owned by the Sponsor and will be reduced at the time of the Business Combination from 2,500,000 shares to 750,000 shares as set out in the Sponsor Letter Agreement. It also assumes two scenarios:

(i)     a “No Redemptions” scenario where (i) no Public Stockholders exercise their respective Redemption Rights in connection with the Business Combination, and (ii) Achari issues 17,600,000 shares of its Common Stock as the Merger Consideration pursuant to the Business Combination Agreement; and

(ii)    an “80% Redemption” scenario where (i) 440,753 of the outstanding Public Shares are redeemed in connection with the Business Combination, and (ii) Achari issues 17,600,000 shares of its Common Stock as the Merger Consideration pursuant to the Business Combination Agreement.

Based on the foregoing assumptions, we estimate that there would be 18,659,010 shares of the Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “no redemption” scenario, and 18,460,188 shares of the Common Stock issued and outstanding immediately following the consummation of the Business Combination in the “80% redemption” scenario. If the actual facts are different from the foregoing assumptions, ownership figures in the combined company and the columns under Post-Business Combination in the table that follows will be different.

The following table does not reflect record of beneficial ownership of any shares of common stock issuable upon the exercise of public warrants or Private Placement Warrants prior to the Business Combination, as such securities may not be exercisable or convertible prior thereto. The following table also does not account for any changes that might occur as a result of the Reverse Stock Split.

Unless otherwise indicated, and subject to applicable community property and similar laws, Achari believes that all Persons named in the table below have sole voting and investment power with respect to the voting securities beneficially owned by them.

Name and Address of Beneficial Owners	Prior to the Business Combination		Assuming No Redemptions		Assuming 80% Redemptions
	Number of Shares	Percentage	Number of Shares	Percentage	Number of Shares	Percentage
Officers and Directors Prior to the Transactions:
Vikas Desai(1)(2)(3)(4)(5)	1,572,400	51.5%	1,500,000	8.0%	1,500,000	8.1%
Merrick Friedman	—		—	—	—	—
Mitchell Hara	—		—	—	—	—
Seth Farbman	—		—	—	—	—
Kevin K. Albert	—		—	—	—	—
Harry DeMott	—		—	—	—	—
Mark Pelson	—		—	—	—	—
Timothy J. Seymour	—		—	—	—	—
All Such Directors and Officers as a group (8 Individuals)(5)	1,572,400	51.5%	1,500,000	8.0%	1,500,000	8.1%
Greater than 5% Holders Prior to the Transaction:
Achari Sponsor Holdings I LLC(1)(2)(3)(5)	1,572,400	51.5%	1,500,000	8.0%	1,500,000	8.1%
Officers and Directors After the Transactions:
Joshua Markowitz(6)	—	—	5,542,875	29.7%	5,542,875	30.0%
Jun Ma	—	—	1,017,705	5.5%	1,017,705	5.5%
Peter C. Castle	—	—	308,825	1.7%	308,825	1.7%
Edgar Rios	—	—	160,589	*	160,589	*
Jane Moen	—	—	158,621	*	158,621	*
David Lieberman	—	—	158,039	*	158,039	*
Michael J. Beecher	—	—	122,581	*	122,581	*
Jonathan P. Newton	—	—	126,001	*	126,001	*
Behnam Movaseghi	—	—	117,542	*	117,542	*
Leon Dembo			0	*	0	*
Michael Jackman	—	—	0	*	0	*
Hon. Douglas E. Arpert	—	—	0	*	0	*

All Such Directors and Officers as a group (12 individuals)			7,712,763	40.3%	7,712,763	41.8%
Greater than 5% Holders After the Transaction:
Living Data Technology Corp(6)			1,760,551	9.4%	1,760,551	9.5%
Kerns Manufacturing Corp.(6)			2,541,190	13.6%	2,541,190	13.8%
Achari Sponsor Holdings I LLC(1)(2)(3)(5)	1,572,400	51.5%	1,500,000	8.0%	1,500,000	8.1%

____________

*        Less than 1%.

(1)      Unless otherwise noted, the business address of each of the entities and individuals listed in the table above is c/o Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400, Clark, NJ 07066.

(2)      Mr. Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and dispositive power over the shares of Achari’s common stock held by the Sponsor and may be deemed to beneficially own such shares of common stock.

(3)      On July 17, 2023, the Sponsor transferred 927,600 shares of Common Stock to certain members of the Sponsor. Following such transfer, 1,572,400 shares of our Common Stock were held directly by the Sponsor and 927,600 shares of Common Stock were held directly by such members of the Sponsor who were transferred shares as described above. Except as disclosed herein, no individual member of the Sponsor beneficially owns more than 5% of our issued and outstanding Common Stock. Please note that in certain previous reports of beneficial ownership, the Company may have inadvertently implied that the 927,600 shares transferred to certain members of the Sponsor on July 17, 2023 and referred to above were collectively owned by a “group” as defined under Rule 13d-5 of the Securities Exchange Act of 1934. The Company confirms that as disclosed in the Company’s Schedule 13G Amendment No. 1 filed on July 17, 2023, it does not consider such individual members of the Sponsor who received such shares to be a “group” for beneficial ownership reporting purposes. For the further avoidance of doubt and as reported in the Company’s Schedule 13G Amendment No. 1 filed on July 17, 2023, such members of the Sponsor who received such shares in the transfer described above maintain full ownership and voting control of such founder shares in their individual capacities.

(4)      The Sponsor is the record holder of such shares except as described above in footnote (2). Mr. Desai is the managing member of our Sponsor, and as such has voting and investment discretion with respect to the Common Stock held of record by the Sponsor and may be deemed to have beneficial ownership of such shares. Mr. Desai disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(5)      The post-Business Combination amount includes 750,000 shares of our common stock underlying Private Placement Warrants.

(6)      Mr. Markowitz’s post-Business Combination beneficial ownership consists of 1,760,551 shares to be held by Living Data Technology Corp., over which he has voting and dispositive control, 2,541,190 shares to be held by Kerns Manufacturing Corp., over which he has voting and dispositive control, 1,206,545 shares to be held in trust funds over which he has voting and dispositive control and 34,589 shares that were issued as a grant or purchased from third parties.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Achari Related Party Transactions

Private Placement Warrants

Simultaneously with the closing of the IPO, Achari completed the private sale of an aggregate of 7,133,333 warrants to our Sponsor at a purchase price of $0.75 per Private Placement Warrant, generating gross proceeds to Achari of $5,350,000. The Private Placement Warrants are identical to the warrants included in the Units sold as part of the IPO, except as otherwise disclosed in the Registration Statement. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the Private Placement Warrants was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. Additionally, our Sponsor agreed not to transfer, assign or sell any of the Private Warrants or underlying securities (except in limited circumstances, as described in the Private Placement Warrants subscription statement) until the date we complete our initial business combination. The Sponsor was granted certain demand and piggyback registration rights in connection with the purchase of the Private Placement Warrants.

Related Party Loans

On January 25, 2021, Achari issued an unsecured promissory note to the Sponsor, pursuant to which Achari borrowed up to an aggregate principal amount of $300,000. The unsecured promissory note was non-interest bearing and payable on the earlier of (i) December 31, 2021, or (ii) the consummation of the IPO. The unsecured promissory note was repaid as of March 31, 2022.

In addition, in order to finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor, or certain of Achari’s officers and directors may, but are not obligated to, loan Achari funds as may be required. If Achari completes a business combination, Achari may repay these working capital loans out of the proceeds of the Trust Account released to Achari. Otherwise, the working capital loans would be repaid only out of funds held outside the Trust Account. In the event that a business combination does not close, Achari may use a portion of proceeds held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay such working capital loans.

On January 18, 2023, Achari and the Sponsor entered into a loan agreement whereby Achari issued a promissory note to the Sponsor pursuant to which Achari may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of monthly extension options, and which may be treated, at the Sponsor’s election, as a working capital loan. The working capital loans would either be repaid upon consummation of a business combination, without interest, or, at the lender’s discretion, such working capital loans may be convertible into warrants of the post-business combination entity at a price of $0.75 per warrant. The option to convert the working capital loans into warrants qualifies as an embedded derivative under ASC 815 and is required to be recognized at fair value with subsequent changes in fair value recognized in Achari’s statements of operations each reporting period until the loan is repaid or converted. As of March 31, 2024, the fair value of the option to convert the working capital loans was $0 and the working capital loan is held at cost of $825,975.

On July 18, 2023, Achari and the Sponsor entered into a non-interest bearing loan agreement whereby Achari issued a promissory note (the “July 2023 Promissory Note”) to the Sponsor pursuant to which Achari may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of Monthly Extension Options. The principal amount of the January 2023 Promissory Note issued by Achari to the Sponsor, dated January 19, 2023 (the “January 2023 Promissory Note”), was deemed transferred to the July 2023 Promissory Note and the parties thereto agreed that the January 2023 Promissory Note is extinguished and any and all liabilities associated with such January 2023 Promissory Note and such January 2023 Promissory Note itself have been terminated as of the date thereof. The current principal amount of the July 2023 Promissory Note is payable on the earlier of (a) the consummation of a Business Combination and (b) the date of the liquidation of Achari. If a Business Combination is not consummated, the July 2023 Promissory Note will be repaid solely to the extent that Achari has funds available to it outside of the Trust Account and all other amounts will be forfeited, eliminated or otherwise forgiven. As of March 31, 2024 and December 31, 2023, the amount outstanding under the Note was $825,975 and $582,000 respectively, as reflected on the Company’s balance sheets included herein under the caption ‘Note Payable-related party’.

On April 18, 2024, the Company and Vaso entered into the Vaso Working Capital Letter Agreement (as amended and restated and joined by Merger Sub and the Sponsor on July 3, 2024) whereby, upon request from the Company, Vaso will provide Advance Funds on an interest free basis to the Company, within two (2) business days of Vaso’s receipt of such request, up to $575,000 in cash to pay the certain identified working capital expenses of the Company. Any such Advanced Funds shall be forgiven by Vaso upon the Closing of the Business Combination; provided however that the amount of any such Advanced Funds which is in excess of $150,000 shall be added to the amount included in the definition of Unpaid SPAC Expenses. As a closing condition of the Business Combination Agreement, Unpaid SPAC Expenses shall not exceed $4,500,000 and currently the amount of Unpaid SPAC Expenses is in excess of $4,500,000. As of the date hereof, the Company has incurred approximately $342,647 under the Vaso Working Capital Letter Agreement, and to the extent such borrowings remain unpaid and outstanding at the time of the closing of the Business Combination, such borrowings may further increase the difficulty of satisfying the closing condition described herein and contained in the Business Combination Agreement with respect to Unpaid SPAC Expenses. See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement.

Vaso Certain Relationships and Related Party Transactions

On May 20, 2020, Vaso closed on the sale of 51% of the capital stock of Vaso’s wholly-owned subsidiary EECP Global to Chongqing PSK-Health Sci-Tech Development Co. Ltd, a China-based company, for $1,150,000. EECP Global was formed in September 2019 to hold all the assets and liabilities of its EECP business. Concurrently with the closing of the transaction, Vaso signed a management service agreement with EECP Global to provide management service for the business and operation of EECP Global in the United States. The agreement provides an initial term of three years starting April 1, 2020, the effective date of the sale, which is automatically renewable for additional one-year terms. The Management Services Agreement was last renewed in April 2023, and Vaso anticipates that the agreement will continue to be renewed on an annual basis for the foreseeable future. Pursuant to the agreement, EECP Global reimburses Vaso for all direct expenses and pays a monthly management fee of $10,000 per month during the term of the agreement.

Effective April 1, 2020, Vaso deconsolidated the EECP Global operations and recorded a gain on sale of approximately $110,000, of which approximately $54,000 resulted from the gain related to the remeasurement of the retained noncontrolling investment in EECP Global to fair value. The gain on sale includes the effect of the reclassification of approximately $187,000 in accumulated translation losses from accumulated other comprehensive loss.

Vaso uses the equity method to account for its interest in EECP Global, as it has the ability to exercise significant influence over the entity, and reports its share of EECP Global operations in Other Income (Expense) on its consolidated statements of operations and comprehensive income.

For the years ended December 31, 2021 and 2020, Vaso’s share of EECP Global’s (loss) income was approximately $(73,000) and $11,000, respectively. At December 31, 2021, Vaso recorded a net Receivable From Related Parties of approximately $46,000 on its consolidated balance sheet for amounts due from EECP Global for fees and cost reimbursements, net of receivables collected on its behalf due to EECP Global.

For the years ended December 31, 2023 and 2022, Vaso’s share of EECP Global’s loss was approximately $206,000 and $154,000, respectively. As of December 31, 2023 and 2022, Vaso recorded Receivables due from related parties of approximately $901,000 and $403,000, respectively, on its consolidated balance sheets for amounts due from EECP Global for fees and cost reimbursements, net of receivables collected on its behalf due to EECP Global.

For the three months ended March 31, 2024 and 2023, the Company’s share of EECP Global’s loss was approximately $31,000 and $78,000, respectively. At March 31, 2024 and December 31, 2023, the Company recorded a net receivable from related parties of approximately $1,029,000 and $901,000, respectively, on its condensed consolidated balance sheet for amounts due from EECP Global for fees and cost reimbursements net of amounts due to EECP Global for receivables collected on its behalf.

Achari and Vaso Related Party Transactions

Sponsor Letter Agreement

The Business Combination Agreement contemplates that, at or prior to the Closing, the Sponsor, will enter into a Sponsor Letter Agreement with the Company, Vaso and the other parties thereto (the “BCA Sponsor Letter Agreement”), pursuant to which (among other things) the Sponsor shall (a) upon the consummation of the Business Combination, forfeit certain amounts of Achari Shares and Private Placement Warrants with respect to such Achari Shares it holds such that, following such forfeiture, and other customary adjustments, Sponsor shall hold (i) 750,000 Achari Shares and (ii) 1,000,000 private placement warrants with respect to such Achari Shares immediately following the consummation of the Business Combination, (b) agree to be bound by certain restrictions on transfer with respect to the Achari Shares it holds for a period of twelve (12) months following the Closing, subject to certain specified exceptions, and (c) agree to amend and/or terminate certain provisions included in that certain letter agreement, dated as of October 14, 2021, previously entered into by Sponsor.

The foregoing description of the BCA Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Sponsor Letter Agreement, a form of which is attached as Exhibit 10.1 hereto, and the terms of which are incorporated herein by reference.

Put Option Agreement

The Business Combination Agreement contemplates that, simultaneously with the Closing, the Sponsor, the Company and Vaso will enter into a Put Option Agreement (the “Put Option Agreement”). The Put Option Agreement provides that:

•        The Company will grant the Sponsor and their permitted assigns an option to require the Company to purchase up to 750,000 shares of Class A Common Stock at a purchase price of $8.00 per share (the “Put Option Shares”). If the Company pays an amount of Unpaid SPAC Expenses between $2,500,000 and $4,500,000 on or after the Closing Date, (i) the number of Put Option Shares is to be decreased by the quotient of such excess amount divided by $8.00 and (ii) the number of Founder Shares that the Sponsor is to maintain as a result of the Sponsor Letter Agreement shall be reduced from 750,000 by the quotient of such excess amount divided by $8.00. Additionally, although Vaso can terminate the Business Combination Agreement if Unpaid SPAC Expenses exceeded $4,500,000, if the Business Combination Agreement were not terminated then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be further reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00.

•        Half of the Put Option Shares may be put to the Company beginning on the 12-month anniversary of the Closing Date until the first business day following three months thereafter (the “Initial Put Exercise Period”). The other half of the Put Option Shares may be put to the Company beginning at the end of the Initial Put Exercise Period until the first business day following three months thereafter (the “Second Put Exercise Period”).

•        An Achari Put Holder may exercise either an Initial Achari Put Option or Second Achari Put Option either in whole or in part in respect to whole shares, and up to the number of Achari Put Shares such Achari Put Holder is then in possession of and is eligible to exercise during either the Initial Put Exercise Period or the Second Put Exercise Period.

•        Should any of the following events (“Acceleration Events”) occur, the Achari Put Options shall be deemed immediately exercised in their entirety, regardless of any other restriction being in place at such time, with the Put Exercise Closing Date with respect to such automatic Exercise deemed to be five (5) Business Days after the occurrence of such Acceleration Event:

(i)     the sale or any other transaction resulting in a disposition with respect to more than 50% of the voting or controlling equity interests of the Company or of assets of the Company representing over 50% of the value of the Company;

(ii)    a merger or split-off of the Company, or any other corporate restructuring of the Company in which the Company is not the surviving entity;

(iii)   the winding up of the Company or the initialization of any other liquidation or similar procedures;

(iv)   the process for the de-listing of any of the Company’s securities from a national securities exchange being initiated; or

(v)    a material breach by the Company of this Agreement

•        During the Lock-Up Period, but not prior to six months before the Closing Date, should the price determined by the daily volume weighted average price per share of the SPAC New Shares for such date exceed 120% of the then applicable Share Purchase Price, and the daily volume of the SPAC New Shares on the Trading Market on which the SPAC New Shares are then listed or quoted exceeds 50,000 SPAC New Shares for ten (10) consecutive Trading Days, the Lock-Up shall be deemed automatically and temporarily released for a period of four (4) Trading Days (a “Release Window”).

•        An Achari Put Holder wishing to sell, transfer, exchange or otherwise dispose of, for value, Achari Put Shares to third parties unaffiliated with the Company in the open market (a “Open Market Sale”) may do so, provided that no more than 50,000 Achari Put Shares may be sold by the Achari Put Holders pursuant to such Open Market Sale(s) during any seven (7) calendar day period within such Release Window unless otherwise agreed with the Company.

•        Should an Achari Put Holder enter into a binding contractual agreement with respect to the sale of Achari Put Shares in connection with an underwritten offering, block trade or similar private transaction with an institutional counterparty involving the sale of no less than 100,000 Achari Put Shares, the Achari Put Holder unconditionally and irrevocably grants to the Company a right of first refusal (the “Company ROFR”) to “step-in” to the role of such institutional counterparty, and complete such sales transaction on such counterparty’s behalf, on equivalent terms, economic and otherwise, as the Achari Put Holders had previously agreed with such third party.

•        During the Lock-Up Period, and for so long as any such repurchase is permissible under applicable law, to the extent that the average of the VWAP of the Achari Put Shares for ten (10) consecutive Trading Days exceeds 170% of the then applicable Share Purchase Price, in the Company’s sole discretion, the Company may elect (a “Mandatory Repurchase Right”, and such transaction, a “Mandatory Repurchase Right Transaction”) to (i) release the Lock-Up with respect to up to 50,000 Achari Put Shares (or such larger amount of Achari Put Shares as mutually agreed to by any Achari Put Holder, the “Mandatory Repurchase Shares”), and (ii) immediately repurchase such Mandatory Repurchase Shares from the Achari Put Holders at the applicable Mandatory Repurchase Right Purchase Price.

The foregoing description of the Put Option Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Put Option Agreement, a form of which is attached as Exhibit 10.2 hereto, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, simultaneously with the Closing, the Company and certain security holders and/or executive officers and directors of the Company and Vaso will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), with respect to the registration of the Achari Shares and private placement warrants with respect to such Achari Shares held by the Sponsor and/or certain members of the Sponsor following the consummation of the Business Combination.

Under the terms of the Amended and Restated Registration Rights Agreement, the Company agrees to file with the SEC, a Registration Statement for a Shelf Registration on Form S-1 or Form S-3 (the “Shelf”), covering the public resale of all Registrable Securities on a delayed or continuous basis. The Registration Statement will provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein, and the Company will maintain the Shelf and do anything necessary to keep the Shelf effective.

Should the Shelf cease to be effective, the Company shall use its commercially reasonable best efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act, including but not limited to filing an additional registration statement as a Shelf Registration registering the resale of all Registrable Securities (“Subsequent Shelf”). The Company will have the same obligation to maintain the Subsequent Shelf and/or do anything necessary to keep the Subsequent Shelf effective.

Should a Holder wish to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the Shelf (an “Underwritten Shelf Takedown”), the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering:

(a)     includes Registrable Securities proposed to be sold by the Demanding Holder(s), either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $1 million (the “Minimum Takedown Threshold”); or

(b)    is comprised of all remaining Registrable Securities held by such Demanding Holder.

A majority-in-interest of the Demanding Holders shall have the right to select the Underwriters for such offering, and the Sponsor may not demand more than one Underwritten Shelf Takedown within any six (6)-month period. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown advises the Company, the Demanding Holders and any Holders requesting piggyback rights (“Requesting Holders”) that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by the Company or other holders of such securities, as follows:

(a)     first, the Registrable Securities of the Demanding Holders and the Requesting Holders on a pro rata basis, which have been requested be included in such Underwritten Registration, and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration that can be sold without exceeding the Maximum Number of Securities;

(b)    second, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

(c)     third, the shares of Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements entered into after the date hereof with such persons and that can be sold without exceeding the Maximum Number of Securities.

A majority-in-interest of the Demanding Holders initiating such Underwritten Offering shall have the right to withdraw from a Registration pursuant to such Underwritten Offering for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that any Holder previously participating in such Underwritten Offering may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the Holders.

If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities other than a Registration Statement filed (i) in connection with any employee stock option plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, or (v) for a Block Trade, the Company shall offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”).

The Company shall cause such Registrable Securities to be included in such Piggyback Registration and shall use its best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities of the Holders to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof.

If the Underwriters advise the Company and the Holders of Registrable Securities participating in the Piggyback Registration that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell exceeds the Maximum Number of Securities:

(a)     If the Registration undertaken for the Company’s account, the Company shall include first the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities, followed by the Registrable Securities of Holders exercising their rights to register their Registrable Securities on a pro rata basis, and then lastly the shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of stockholders of the Company entered into after the date hereof, other than the Holders of Registrable Securities.

(b)    If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, the Company shall include first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, followed by the Registrable Securities of Holders exercising their rights to register their Registrable Securities on a pro rata basis, and then the shares of Common Stock or other equity securities that the Company desires to sell, and lastly the shares of Common Stock or other equity securities, if any, as to which Registration has been requested pursuant to written contractual piggyback registration rights of stockholders of the Company entered into after the date hereof, other than the Holders of Registrable Securities.

If there is an effective Shelf, and a Demanding Holder wishes to engage in a Block Trade, (x) with a total offering price reasonably expected to exceed $1 million in the aggregate or (y) with respect to all remaining Registrable Securities held by the Demanding Holder (the “Minimum Block Threshold”), such Demanding Holder only needs to notify the Company of the Block Trade at least five (5) business days prior to the day such offering is to commence and the Company shall as expeditiously as possible use its commercially reasonable best efforts to facilitate such Block Trade.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, a form of which is attached as Exhibit 10.3 hereto, and the terms of which are incorporated herein by reference.

Lockup Agreement

In connection with the Closing, certain security holders of the Company and Vaso will enter into a Lockup Agreement (the “Lockup Agreement”). Under the terms of the Lockup Agreement, the security holder defined within the Lockup Agreement agrees that for a period of twelve (12) months following the Closing, it, he or she will not transfer, offer, sell, contract or agree to sell, pledge, assign, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, any of the Lock-up Shares, or enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of the Lock-up Shares, whether any of these transactions are to be settled by delivery of any such Lock-up Shares, in cash or otherwise, publicly disclose the intention to enter into a transaction specified or similar to the foregoing, or engage in any Short Sales, subject to customary exceptions.

Achari will place an irrevocable stop order on all Lock-up Shares, including those which may be covered by a registration statement, and notify its stock transfer agent in writing of the stop order and the restrictions on such Lock-up Shares under this Agreement and direct the its transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lockup Agreement, a form of which is attached as Exhibit 10.4 hereto, and the terms of which are incorporated herein by reference.

Vaso Support Agreement

Concurrently with the execution of the Business Combination Agreement, the Company, Vaso and certain security holders of Vaso (representing 44% of the outstanding shares) have entered into support agreements committing them to vote in favor of the Business Combination (the “Vaso Holders,” and such security holder support agreements, the “Support Agreements”). Under the Support Agreements, the Vaso Holders have agreed not to (i) directly or indirectly, sell, transfer, exchange or otherwise dispose of (including by merger, consolidation or otherwise by operation of law) such Holder’s Shares, not to grant any proxies or powers of attorney, and (ii) deposit any of such Holder’s Shares into a voting trust or enter into a voting agreement with respect to any of such Holder’s Shares.

Additionally, under the Support Agreements, the Vaso Holders have agreed to appear and vote their respective Holder’s Shares (i) in favor of adoption of the Business Combination Agreement and the approval of the transactions contemplated thereby, and (ii) against any proposal for any recapitalization, merger, sale of assets or other business combination, or any other action or agreement that would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Business Combination Agreement or any Holder under this Agreement or which would reasonably be expected to result in any of the conditions to the Company’s obligations under the Business Combination Agreement not being able to be fulfilled (“Opposing Proposal”).

The Vaso Holders have also agreed that they will not solicit proxies or become a “participant” in a “solicitation” with respect to an Opposing Proposal, initiate a stockholders’ vote with respect to an Opposing Proposal, or become a member of a group with respect to any voting securities of the Company with respect to an Opposing Proposal. The Vaso Holders have also consented to unconditionally waiving and preventing the exercise of any rights of appraisal and any dissenters’ rights relating to the Business Combination Agreement or the transactions contemplated thereby that such Holder may have by virtue of, or with respect to, such Holder’s Shares (including all rights under Section 262 of the DGCL).

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.6 hereto, and the terms of which are incorporated herein by reference.

Director Indemnification Agreements

In connection with the Closing, each of the individuals designated to be members of the board of directors of the Company will enter into a Director Indemnification Agreement with the Company (collectively, the “Director Indemnification Agreements,” and each, a “Director Indemnification Agreement”).

The foregoing description of the Director Indemnification Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Director Indemnification Agreement, a form of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

Indemnification of Directors and Officers

In connection with the Closing, each of the individuals designated to be members of the board of directors of the Company will enter into a Director Indemnification Agreement with the Company (collectively, the “Director Indemnification Agreements,” and each, a “Director Indemnification Agreement”).

Under the Director Indemnification Agreement, the Company agrees to indemnify the Indemnitee, to the fullest extent permitted under any applicable legislation, against any and all Losses if Indemnitee was or is or becomes a party to or participant in, or is threatened to be made a party to or participant in, any Claim by reason of or arising in part out of an Indemnifiable Event, including, without limitation, Claims brought by or in the right of the Company, Claims brought by third parties and Claims in which Indemnitee is solely a witness, subject to customary exclusions.

This indemnity extends to expenses actually and reasonably paid or incurred by Indemnitee in connection with any action or proceeding for (i) indemnification or reimbursement of Expenses by the Company, and (ii) recovery under any directors’ and officers’ liability insurance policies maintained by the Company to the extent Indemnitee is covered thereby. Further, if Indemnitee is entitled to indemnification for a portion of any Losses, but not for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.

In determining whether the Indemnitee has a right to indemnification, the Company is obliged to provide mandatory indemnification against all losses if (i) Indemnitee is successful on the merits or otherwise in defense of any Claim relating to an Indemnifiable Event or any portion thereof or in defense of any issue or matter therein, including, without limitation, dismissal without prejudice, and (ii) where the Indemnitee’s involvement in a Claim relating to an Indemnifiable Event is to prepare to serve, and to serve, as a witness, and not as a party. Otherwise, any determination of whether Indemnitee has satisfied any applicable standard of conduct under Delaware law that is a legally required condition to indemnification of Indemnitee hereunder against Losses relating to such a Claim (a “Standard of Conduct Determination”) shall be made by either a majority vote of Disinterested Directors, or via Independent Counsel.

The foregoing description of the Director Indemnification Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Director Indemnification Agreement, a form of which is attached as Exhibit 10.5 hereto, and the terms of which are incorporated herein by reference.

INFORMATION ABOUT VASO

References in this section to “we” and “our” refer to Vaso and its consolidated subsidiaries.

General Overview

Vaso principally operates in three distinct business segments in the healthcare equipment and information technology industries. We manage and evaluate our operations, and report our financial results, through these three business segments.

•        IT segment, operating through a wholly-owned subsidiary, VasoTechnology, Inc., which primarily focuses on healthcare IT and managed network technology services;

•        Professional sales service segment, operating through a wholly-owned subsidiary, Vaso Diagnostics, Inc. d/b/a VasoHealthcare, which primarily focuses on the sale of healthcare capital equipment for GEHC into the health provider middle market; and

•        Equipment segment, which primarily focuses on the design, manufacture, sale and service of proprietary medical devices and software, operating through a wholly-owned subsidiary, VasoMedical, Inc., which in turn operates through Vasomedical Solutions, Inc. for domestic business and Vasomedical Global Corp. for international business, respectively.

VasoTechnology

Our IT segment is operated by VasoTechnology, Inc. and represented approximately 49.2%, 50.6% and 54.2%, respectively, of our revenue in the years ended December 31, 2023 and 2022 and in the three months ended March 31, 2024. VasoTechnology, Inc. was formed in May 2015, at the time we acquired all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves. It currently consists of a managed network and security service division (NetWolves) and a healthcare IT application VAR (value added reseller) division (VasoHealthcare IT). Its current offering includes:

•        Managed diagnostic imaging applications (channel partner of select vendors of healthcare IT products);

•        Managed network infrastructure (routers, switches and other core equipment);

•        Managed network transport (FCC licensed carrier reselling 175+ facility partners); and

•        Managed security services.

VasoTechnology uses a combination of proprietary technology, methodology and best-in-class third-party applications to deliver its value proposition.

VasoHealthcare

Our professional sales service segment is operated by VasoHealthcare and represented approximately 47%, 46% and 43%, respectively, of our revenue in the years ended December 31, 2023 and 2022 and in the three months ended March 31, 2024. VasoHealthcare commenced operations in 2010, in conjunction with our execution of our exclusive sales representation agreement with GEHC, which at the time was the healthcare business division of the General Electric Company (“GE”), to further the sale of certain medical capital equipment in certain domestic market segments. Its current offering consists of:

•        GEHC diagnostic imaging equipment and ultrasound systems;

•        GEHC service agreements for the above equipment;

•        GEHC training services for use of the above equipment; and

•        GEHC and third-party financial services for the above equipment.

Vaso and GEHC entered into the agreement on May 19, 2010, and it is subsequently extended to December 31, 2026. While the agreement is not automatically renewable, Vaso works under the assumption that the agreement will be extended on substantially similar terms prior to December 31, 2026 termination. Under the agreement,

VasoHealthcare serves as the exclusive representative for the sale of select GEHC diagnostic imaging products to specific market accounts in the 48 contiguous states of the United States and the District of Columbia. GEHC pays to Vaso a commission on the net sales price received by GEHC for each order covered in the agreement as consideration of services rendered by VasoHealthcare. The annual commission rate during the term of the GEHC Agreement, which is a blended rate for all products and services, has ranged between 8.1% and 10.3%. The GEHC agreement is terminable for cause by GEHC after written notice to Vaso of a breach of a material term, which includes performance requirements, provided such breach is not cured within the time period specified for such material breach, and by GEHC without cause upon written notice to Vaso at least twelve months prior to the effective date of termination.

Specifically, VasoHealthcare is responsible for:

•        maintaining an adequate sales promotion organization in order to fulfill the mutually agreed sales and other targets, and objectives agreed to in writing by the parties;

•        promoting and assisting GEHC in the sale of products and related servicing and financing to customers;

•        maintaining active contacts with customers to produce effective coverage in the Territory; and

•        complying with GEHC’s instructions regarding the price and terms and conditions for sales of the products and related service and financing to customers and the provision of sales, service and financing contracts and purchase orders to GEHC.

GEHC is responsible for:

•        conferring with VasoHealthcare to discuss VasoHealthcare’s achievement towards the sales and other targets, and VasoHealthcare’s plan to achieve the targets;

•        keeping VasoHealthcare reasonably informed of new sales plans and objectives with respect to the sale of products to customers;

•        supplying a reasonable amount of printed commercial and/or technical information concerning the covered products contemplated under the agreement;

•        providing VasoHealthcare access to relationship managers, product specialists and inside sales support personnel;

•        providing VasoHealthcare’s with national marketing and national trade show support for the products; and

•        paying VasoHealthcare a commission for the sale of equipment, the rate of which commission depends on several factors including the percentage of the annual sales target that has been reached as of such sale.

During the term of the agreement, Vaso is restricted from soliciting or initiating discussion with certain competitors of GEHC regarding a new sales/marketing business relationship.

VasoMedical

Our equipment segment is operated by VasoMedical and represented approximately 3.5%, 3.2% and 2.4%, respectively, of our revenue in the years ended December 31, 2023 and 2022 and in the three months ended March 31, 2024. The proprietary medical equipment business under VasoMedical dates back to 1995 when we began the proprietary Enhanced External Counterpulsation (EECP®) technology in the United States and has since diversified to include other medical hardware and software. Vasomedical Global was formed in 2011 to combine and coordinate the various international operations, including design, development, manufacturing and sales of medical devices and software, while domestic activities are conducted under Vasomedical Solutions. These devices and software primarily consist of cardiovascular diagnostic and therapeutic applications, including:

•        Biox™ series Holter monitors and ambulatory blood pressure recorders;

•        ARCS® series analysis, reporting and communication software for ECG and blood pressure signals, including cloud-based software suite and algorithm subscription services;

•        MobiCare® multi-parameter wireless vital-sign monitoring system; and

•        EECP® therapy systems for non-invasive, outpatient treatment of ischemic heart disease.

This segment uses its extensive in-house knowledge for cardiovascular devices and software coupled with its engineering resources to cost effectively create and market its proprietary technology. It sells and services its products to customers directly and sells and/or services its products in the international market mainly through independent distributors.

Historical Background

Vaso was incorporated in Delaware in July 1987. For most of our history, we primarily were a single-product company designing, manufacturing, marketing and servicing our proprietary Enhanced External Counterpulsation, or EECP®, therapy systems, mainly for the treatment of angina. In 2010, we began to diversify our business operations. We changed our name to Vaso Corporation in 2016 to more accurately reflect the diversified nature of our business, and we continue to use the original name VasoMedical for our proprietary medical device subsidiary.

In May 2010, we launched our Professional Sales Service business through a wholly-owned subsidiary, Vaso Diagnostics, Inc. d/b/a VasoHealthcare, which was appointed by GEHC as its exclusive representative for the sale of select GEHC diagnostic imaging equipment to specific market segments in the 48 contiguous states of the United States and the District of Columbia. The original term of the GEHC Agreement was for three years ending June 30, 2013; it has been extended several times with the current extension through December 31, 2026, subject to earlier termination under certain conditions.

In June 2014, we began our IT segment business by concluding the Value Added Reseller Agreement (“VAR Agreement”) with GEHC to become a national value added reseller of GEHC Digital’s software solutions such as Picture Archiving and Communication System (“PACS”), Radiology Information System (“RIS”) and related services, including implementation, training, management and support. This business focuses primarily on customer segments currently served by VasoHealthcare. A new, wholly owned subsidiary, VasoHealthcare IT Corp. (“VHC IT”), was formed to conduct the healthcare IT business.

In May 2015, we further expanded our IT business segment by acquiring all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves, pursuant to an asset purchase agreement. NetWolves designs and delivers efficient and cost-effective multi-network and multi-technology solutions as a managed network provider, as well as provides a complete single-source solution that includes design, network redundancy, application device management, real-time network monitoring, reporting and support systems as a comprehensive solution.

Our Equipment business also has been significantly expanded from the original EECP®-only operations. In September 2011, we acquired FGE, a British Virgin Islands company, which owned or controlled two Chinese operating companies — LET and Biox — to expand our technical and manufacturing capabilities and to enhance our distribution network, technology and product portfolio. Biox was a VIE controlled by FGE through certain contracts and an option to acquire all the shares of Biox by FGE’s wholly owned subsidiary, Gentone, and, in March 2019, Gentone exercised its option to acquire all of the shares of Biox. In August 2014, we, through Gentone, acquired all of the outstanding shares of Genwell, which was formed in 2010 to develop the MobiCare® wireless multi-parameter patient monitoring system and holds intellectual property rights for this system. As a result, we have expanded our equipment products portfolio to include Biox™ series ambulatory patient monitoring systems, ARCS® series software for ECG and blood pressure analysis and the MobiCare® patient monitoring device.

In April 2014, Vaso entered into a cooperation agreement with Chongqing PSK-Health Sci-Tech Development Co., Ltd. (“PSK”) of Chongqing, China, the leading manufacturer of external counter pulsation, or ECP, therapy systems in China, to form a joint venture company, VSK Medical Limited (“VSK”), a Cayman Islands company, for the global marketing, sale and advancement of ECP therapy technology. Vaso owned 49.9% of VSK, which commenced operations in January 2015. In March 2018, Vaso terminated the cooperation agreement with PSK and sold its shares in VSK to PSK. On May 20, 2020, Vaso closed on the sale of 51% of the capital stock of its wholly-owned subsidiary EECP Global Corporation (“EECP Global”) to PSK. EECP Global was formed in September 2019 to hold all the assets and liabilities of its EECP business. Concurrently with the closing of the transaction, Vaso signed a Management Service Agreement with EECP Global to provide management service for the business and operation of EECP Global in the United States (including administering and supervising all of the operations and finances of EECP Global’s business, supervising the purchase of all materials and supplies and acquiring, leasing, disposing of and repairing equipment and facilities reasonably necessary for EECP Global’s business). The agreement provided an initial term of three years starting April 1, 2020, the effective date of the sale, which term is automatically renewable for additional one-year terms. The Management Service Agreement was last renewed in April 2023, and Vaso anticipates that the agreement will continue to be renewed on an annual basis for the foreseeable future. The agreement can be terminated by either party on reasonable notice. Pursuant to the agreement, EECP Global reimburses Vaso for all direct expenses (including those related to staffing and those related to that part of its facility allocated to the operations of EECP Global) and pays a monthly management fee of $10,000 during the term of the agreement.

Management

We currently base our headquarters in Plainview, Long Island, NY pursuant to a lease which expires in September 2025. Reporting to the Vaso Board of Directors, our corporate officers include the President and Chief Executive Officer (“CEO”), Co-Chief Financial Officer and Secretary, Chief Operating Officer (“COO”), Co-Chief Financial Officer and Treasurer.

The management of our IT segment is led by our COO, who is also the President of VasoTechnology and NetWolves, which is based in Tampa, FL. Our VasoHealthcare IT business is organized as a part of VasoTechnology and is also led by the COO, supported by several software solution sales and implementation specialists, based in Nashville, TN. The business unit works with our VasoHealthcare diagnostic imaging equipment sales team to generate leads and potential clients for the software solutions products and works with NetWolves sales and technical teams for comprehensive IT product and service offerings.

In the professional sales services segment, we sell GEHC diagnostic imaging products to our assigned market through a nationwide team of approximately 70 sales employees led by several regional managers and an executive team who report to the President of VasoHealthcare. The operation is also supported by in-house administrative, analytic and other support staff, as well as applicable GEHC employees.

The equipment segment is under the direct supervision of our CEO. Sales and marketing efforts in the domestic market are led by a Vice President of national sales and service at Vasomedical Solutions, and the managers of our China subsidiaries, based in Wuxi, China, are in charge of the development and production of all our proprietary products and marketing and sales in China and the international markets.

Competition

In the U.S. diagnostic imaging market where we sell GEHC products, our main competitors include Siemens, Philips, Canon and Hologic. Key competitive factors in the market include price, quality, finance availability, delivery speed, service and support, innovation, distribution network, breadth of product and service offerings and brand name recognition. GEHC is a leading competitor in this market.

In the IT segment, our primary competitors in the healthcare IT VAR business are Agfa Healthcare, McKesson, Philips, Carestream Health and other independent software providers. Key competitive factors are brand recognition, quality, radiology workflow solutions, scalability and service and support capability. In the managed network services business, our primary competition includes, but is not limited to, organizations who have a presence in most of the major markets for the following products and services: network services, managed services, security services and healthcare applications. Several of those competitors, many of which are our vendors, are: Verizon, AT&T, CenturyLink, IBM and Cisco Resellers, Siemens, Epic, small regional IT integrators and large company internal IT departments.

In the ambulatory monitoring system business, there are numerous competitors of various sizes and strengths. The Biox™ series is among the few from China with CE Mark certification for Europe, CFDA approval for China, US FDA clearances as well as Brazilian Agência Nacional de Vigilância Sanitária (ANVISA) approval, which are among the most important qualifications to market and sell the products around the world.

Regulations on Medical Devices

As a medical device manufacturer and marketer, we are subject to extensive regulation by numerous government regulatory agencies, including the US FDA and similar foreign agencies. We and our third-party manufacturers are required to comply with applicable laws, regulations and standards governing the development, preclinical and clinical testing, manufacturing, quality testing, labeling, promotion, import, export and distribution of our medical devices. The third-party manufacturers of the products that we sell, including GEHC’s diagnostic imaging products, are subject to similar regulations on the devices that they produce, and their or our failure to comply with such regulations could lead to the inability to be able to sell such products and generate the revenues associated therewith.

Compliance with Regulations in the United States

We have received appropriate US FDA premarket notification (510(k)) clearance for all our products marketed and sold in the United States, including EECP® therapy systems and Biox™ ambulatory monitoring systems and analysis and report software. We continue to seek US FDA clearance or approval for new products prior to their introduction to the US market.

We are subject to other US FDA regulations that apply prior to and after a product is commercially released. We also are subject to periodic and random inspections by the US FDA for compliance with the current Good Manufacturing Practice, or cGMP, requirements and Quality System Regulation. The US FDA also enforces post-marketing controls that include the requirement to submit medical device reports to the agency when a manufacturer becomes aware of information suggesting that any adverse events are related to its marketed products. The US FDA relies on medical device reports to identify product problems and utilizes these reports to determine, among other things, whether it should exercise its enforcement powers. The US FDA also may require post-market surveillance studies for specified devices.

We are subject to the Federal Food, Drug, and Cosmetic Act’s, or FDCA’s, general controls, including establishment registration, device listing and labeling requirements.

The sales and advertising of our products is subject to regulation by the FTC. The FTC Act prohibits unfair or deceptive acts or practices in or affecting commerce. Violations of the FTC Act, such as failure to have substantiation for product claims, would subject us to a variety of enforcement actions, including compulsory process, cease and desist orders and injunctions, which can require, among other things, limits on advertising, corrective advertising, consumer redress and restitution, as well as substantial fines or other penalties.

As a medical device sales channel partner and product reseller to healthcare facilities, we are subject to various federal, state and local laws targeting fraud and abuse in the healthcare industry, including anti-kickback and false claims laws.

Foreign Regulation

In most countries where we seek to export our medical devices, a local regulatory clearance must be obtained. The regulatory review process varies from country to country and can be complex, costly, uncertain and time-consuming. Our medical devices are all manufactured in accordance with ISO 13485 (Medical device — Quality management systems — Requirement for regulatory purpose), an internationally agreed standard that sets out the requirements for a quality management system specific to the medical devices industry. All our current medical devices have obtained necessary clearances or approvals prior to their release in the appropriate jurisdictions, including CE marking certification for European Union countries, China FDA (CFDA) approval for mainland China, Korean FDA (KFDA) approval for South Korea, ANVISA approval for Brazil, Taiwan FDA (TFDA) for Taiwan and the Saudi SFDA (MDMA) for the Kingdom of Saudi Arabia.

We are also subject to audits by organizations authorized by foreign countries to determine compliance with laws, regulations and standards that apply to the commercialization of our products in those markets. Examples include auditing by a European Union Notified Body organization (authorized by a member state’s Competent Authority) to determine conformity with the Medical Device Directives (MDD) and by an organization authorized by the Brazilian government to determine conformity with ANVISA requirements.

Patient Privacy

Federal and state laws protect the confidentiality of certain patient health information, including patient records, and restrict the use and disclosure of that protected information. The U.S. Department of Health and Human Services (HHS) published patient privacy rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA privacy rule) and the regulation was finalized in October 2002. Currently, the HIPAA privacy rule affects us only indirectly in that patient data that we access, collect and analyze may include protected health information. Additionally, we have signed some Business Associate Agreements with “Covered Entities” that contractually bind us to protect private health information, consistent with the HIPAA privacy rule’s requirements. We do not expect the costs and impact of the HIPAA privacy rule to be material to our business.

Regulations in the IT Business

As a reseller of telecommunication services and a network solutions provider, our products and services are subject to federal, state and local regulations. These regulations govern, in part, our rates and the way we conduct our business, including the requirement to offer telecommunications services pursuant to nondiscriminatory rates, terms and conditions, the obligation to safeguard the confidentiality of customer proprietary network information, as well as the obligation to maintain specialized records and file reports with the Federal Communications Commission (“FCC”) and state regulatory authorities. While we believe we are in compliance with laws and regulations in jurisdictions where we do business, we continue to monitor and assess our compliance.

The FCC exercises jurisdiction over services and regulates interstate and international communications in all 50 states, the District of Columbia and U.S territories. As an independent U.S. government agency overseen by Congress, the FCC is the United States’ primary authority for communications laws, regulation and technological innovation.

We maintain Certificates of Public Convenience and Necessity in all 50 states, which enable us to provide services within each state. We are therefore subject to regulation from the Public Utility Commissions in each state.

Intellectual Properties

In addition to other methods of protecting our proprietary technology, know-how and show-how as well as trade secrets, we pursue a policy of seeking patent protection, both in the US and abroad, for our proprietary technologies, including those in Biox™ and MobiCare® products. Moreover, trademarks have been registered for the names “Vaso”, “Vasomedical”, “VasoGlobal”, “VasoSolutions”, “VasoHealthcare”, “ARCS” and “MobiCare”.

Through our China-based subsidiaries, we own thirty-five invention and utility patents in China that expire at various times through 2041, as well as sixteen software copyright certificates in China related to proprietary technologies in physiological data acquisition, analysis and reporting. We also maintain five registered trademarks in China for our products.

Through our NetWolves subsidiary, we hold trademarks for “NetWolves”, “SRM” and “Wolfpac”.

We cannot assure you that our patents will not be violated or that any issued patents will provide protection that has commercial significance. As with any patented technology, litigation could be necessary to protect our patent position. Such litigation can be costly and time-consuming, and there can be no assurance that we will be successful.

Employees

As of March 31, 2024, we employed 296 full-time persons, of which 14 are employed through our facility in Plainview, New York; 98 through VasoHealthcare; 13 through VasoHealthcare IT; 104 through our NetWolves operations; and 67 in our China operations. None of our employees are represented by a labor union. We believe that our employee relations are good.

We also use several part-time employees and consultants from time to time for various purposes.

Manufacturing

We conduct manufacturing activities primarily through our Biox facilities in China, while maintaining certain manufacturing capability in the Plainview, NY location to satisfy certain domestic and international needs for the EECP® systems. The Biox facilities manufacture ambulatory monitoring devices and other medical devices.

All manufacturing operations are conducted under the cGMP requirements, as set forth in the FDA Quality System Regulation, as well as ISO 13485 (Medical device — Quality management systems — Requirement for regulatory purpose), an internationally agreed standard that sets out the requirements for a quality management system specific to the medical devices industry. We are also certified to conform to full quality assurance system requirements of the EU Medical Device Directive (MDD 93/42/EEC Annex II) and can apply CE marking to all of our current product models. Lastly, we are certified to comply with the requirements of the ANVISA. All these regulations and standards subject us to inspections to verify compliance and require us to maintain documentation and controls for our manufacturing and quality activities.

We believe our manufacturing capacity and warehouse facility are adequate to meet the current and immediately foreseeable future demand for the production of our medical devices. We believe our suppliers of the other medical devices we distribute or represent are capable of meeting our demand for the foreseeable future.

Strategic Plan and Objectives

Our short- and long-term plans to grow Vaso and to increase stockholder value are to:

•        continue to effectively control operating costs in the current inflationary environment;

•        continue to expand our product and service offerings as well as pursue market penetration in all of our business segments;

•        maintain and improve business performance in our professional sales service segment by increasing market penetration of the GEHC product modalities we represent, and possibly building new teams to represent other vendors;

•        maintain and grow our equipment business by increasing efficiency and exploring new revenue models;

•        continue to seek accretive partnership opportunities; and

•        explore options in capital markets for our stock.

Advertising and Marketing

Vaso markets and sells its services with sales employees and independent sales agents. Due to the industries and clients it serves, Vaso does not engage in significant advertising.

Insurance

Vaso maintains commercial and general liability insurance with limits of $5,000,000 as well as product liability insurance with a limit of $6,000,000 in the aggregate. Additionally, we maintain Directors and Officers Liability, Auto, Cyber and EPLI insurance policies.

Legal Proceedings

We are currently, and have been in the past, a party to various routine legal proceedings, primarily employee related matters, incident to the ordinary course of business. We believe that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on our business or consolidated financial condition.

In July 2021, Netwolves commenced a civil action against our long-time controller in the Circuit Court of Florida for misappropriating over $1.3 million from us over a six-year period. In November 2021, this former employee filed cross claims against Netwolves and impleaded its president, Peter Castle, on claims of sexual discrimination and sexual harassment, all of which Netwolves has denied. Simultaneous with the filing of its civil suit against the former employee, Netwolves also filed a criminal complaint against her with the FBI, which led to her criminal indictment and recent guilty plea in the U.S. District Court in the Central District of Florida. Vaso’s civil action, which had been stayed pending the resolution of the criminal proceeding against Vaso’s former employee, is expected to recommence.

Fairness Opinion of River Corporate provided to the Vaso Board of Directors

General

Although Achari did not obtain an opinion with respect to valuation or other financial considerations in connection with entering into the Business Combination Agreement, Vaso obtained a fairness opinion (the “Fairness Opinion”) from River Corporate Advisors, LLC (“River Corporate”). In selecting River Corporate to prepare such Fairness Opinion, the Vaso Board of Directors considered, among other things, that River Corporate (i) is an independent business valuation firm; (ii) is an established provider of valuation services for transactions (fairness opinions); (iii) its principals have extensive fairness opinion experience and have previously held positions at leading global investment banks and financial advisory firms, and (iv) has transaction, operational and financial expertise. The Vaso Board of Directors obtained the Fairness Opinion to, among other factors, (i) determine whether experienced, independent valuation specialists would judge the Sponsor Consideration (as defined in the Fairness Opinion) to be fair, from a financial point of view, to Vaso (rather than having the Fairness Opinion recommend the amount of consideration to be paid pursuant to the Business Combination Agreement), (ii) to help ensure that the Vaso Board of Directors’ determination as to whether to accept and recommend the Business Combination was reasonable and in the best interests of the Vaso shareholders and (iii) to provide the Vaso shareholders with additional information to consider when deciding whether to vote in favor of the Business Combination or not. Given the reputation and expertise of River Corporate and the projected cost of the Fairness opinion, Vaso selected River Corporate to provide the Fairness Opinion without consulting other service providers for cost.

River Corporate and its affiliates are engaged in transaction advisory, financial reporting, litigation consulting, tax and other financial and non-financial activities and services for various persons and entities. River Corporate was engaged by Vaso to render its opinion to the Vaso Board of Directors and received a fee of $90,000 from Vaso for providing its services and rendering its opinion. No portion of these fees was refundable or contingent upon the consummation of the Business Combination or the conclusion reached in the Fairness Opinion. Vaso has also agreed to indemnify River Corporate against certain liabilities and reimburse River Corporate for certain expenses in connection with River Corporate services. In the past two years, River Corporate and/or its affiliates have not provided any other advisory services to Vaso or its affiliates for which River Corporate and/or its affiliates received compensation. River Corporate and/or its affiliates may seek to provide such services to Vaso, Achari and their respective affiliates in the future and expect to receive fees for the rendering of these services. In the ordinary course of business, certain of River Corporate’s employees and affiliates, or entities in which they have invested, may hold or trade, for their own accounts and the accounts of their investors, securities of Vaso and/or Achari and, accordingly, may at any time hold a long or short position in such securities.

Opinion of River Corporate Advisors, LLC

At the December 1, 2023 meeting of the Vaso Board of Directors, River Corporate delivered its oral opinion to the Vaso Board of Directors, subsequently confirmed in writing, to the effect that, as of the December 1, 2023 and based upon and subject to the assumptions, limitations, qualifications and conditions described in River Corporate’s opinion, the Sponsor Consideration (as defined below) was fair, from a financial point of view, to the holders of Vaso’s common stock.

The full text of the written Fairness Opinion of River Corporate, dated as of December 1, 2023, is attached as Annex F to this joint proxy statement/prospectus. The Fairness Opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by River Corporate in rendering the Fairness Opinion. We encourage you to read the opinion carefully and in its entirety. River Corporate’s Fairness Opinion is directed to the Vaso Board of Directors and addresses only the fairness from a financial point of view of the Sponsor Consideration pursuant to the Business Combination Agreement as of the date of the Fairness Opinion. It does not constitute a recommendation to any holder of Vaso or Achari common stock as to how to vote at any respective stockholders’ meeting held in connection with the Business Combination or whether to take any other action with respect to the Business Combination. The summary of the Fairness Opinion set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, River Corporate relied on:

•        A draft of the Business Combination Agreement date November 29, 2023;

•        Achari and Vaso’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2022, as filed by Achari and Vaso with the SEC;

•        Certain Current Reports on Form 8-K, as filed by Achari and Vaso with, or furnished to, the SEC;

•        Other publicly available information on Vaso and Achari; and

•        Stock Trading Charts of Vaso and Achari

For purposes of its analysis and opinion, River Corporate assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the above information, and River Corporate assumes no liability therefor. River Corporate provided no corporate books (or other materials containing material information not included in this joint proxy statement/prospectus) to Vaso in connection with its fairness opinion.

In rendering its opinion, River Corporate assumed, in all respects material to its analysis, that the final executed business combination agreement would not differ from the draft business combination agreement reviewed by River Corporate, that the representations and warranties of each party contained in the business combination agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the business combination agreement and that all conditions to the consummation of the business combination will be satisfied without material waiver, modification, or delay. River Corporate further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Business Combination will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on us or the consummation of the Business Combination or materially reduce the benefits to the holders of Vaso common stock of the Business Combination.

River Corporate did not make or assume any responsibility for making any independent valuation or appraisal of Vaso’s assets or liabilities, nor was River Corporate furnished with any such appraisals, nor did River Corporate evaluate Vaso’s solvency or fair value under any state or federal laws relating to bankruptcy, insolvency or similar matters. River Corporate’s opinion is necessarily based upon information made available to it as of the date its opinion was rendered and financial, economic, market and other conditions as they existed and as could be evaluated on such date. It is understood that subsequent developments may affect River Corporate’s opinion and that it does not have any obligation to update, revise or reaffirm its opinion.

River Corporate had not been asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness to the holders of Vaso common stock, from a financial point of view, of the Sponsor Consideration. River Corporate did not express any view on, and its opinion did not address, the fairness of the proposed transaction to, or any share consideration received in connection therewith by, the holders of any other of Vaso security holders, creditors or other constituencies, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of Vaso’s officers, directors or employees, or any class of such persons, whether relative to the Business Combination consideration or otherwise.

River Corporate assumed that any modification to the structure of the transaction will not vary in any respect material to its analysis. River Corporate’s opinion did not address the relative merits of the Business Combination as compared to other business or financial strategies that might be available to us, nor does it address Vaso’s underlying business decision to engage in the Business Combination. In arriving at its opinion, River Corporate was not authorized to solicit, and did not solicit, interest from any third party with respect to the acquisition of any or all of Vaso common stock or any business combination. River Corporate’s opinion did not constitute a recommendation to the Vaso Board of Directors or to any other persons in respect of the Business Combination, including as to how any holder of shares of Vaso common stock should vote or act in respect of the Business Combination.

River Corporate expressed no opinion as to the price at which Vaso or Achari shares will trade at any time. River Corporate does not have legal, regulatory, accounting or tax expertise and assumed the accuracy and completeness of Vaso’s and its advisors’ assessments with respect to legal, regulatory, accounting and tax matters.

The issuance of the opinion was approved by an opinion committee of River Corporate in accordance with River Corporate’s customary practice. River Corporate’s opinion, and any descriptions of and references to River Corporate’s opinion, have been included in this proxy statement with the prior consent of River Corporate in all respects.

Summary of Material Financial Analyses of River Corporate Advisors

The following is a summary of the material financial analyses presented by River Corporate to the Vaso Board of Directors at its meeting held on December 1, 2023 and that were used in connection with rendering its opinion described above. In accordance with customary investment banking practice, River Corporate employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by River Corporate. The following summary does not purport to be a complete description of the financial analyses performed by River Corporate, nor does the order in which the analyses are described represent the relative importance or weight given to the analyses by River Corporate.

Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone and, in order to fully understand the financial analyses used by River Corporate, the tables must be read together with the full text of each summary.

Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of River Corporate’s financial analyses. Except as otherwise noted, all quantitative information, to the extent it is based on market data, is based on market data as it existed on or before November 30, 2023, the last trading day before the opinion was rendered, and is not necessarily indicative of current market conditions.

Analysis of Sponsor Consideration

“Sponsor Consideration” (the “Sponsor Consideration”) means 750,000 shares of Achari with value of $7.5 million assuming Achari’s initial public offering price of $10 and 4.09% of Achari assuming the SPAC investors redeem 100% of their shares, an option to sell those shares to Vaso at $8.00 per share (the “Put Option”) and 5 years warrants to purchase 750,000 shares at $11.50 per share (the “Warrants”).

Using Black-Sholes Analysis to value the Put Option and Warrants, River Corporate calculated that the valuation of the Sponsor Consideration ranges from $9.3 million to $11.0 million.

Value of Shares (at IPO Price)	$7,500,000	$7,500,000	$7,500,000	$7,500,000	$7,500,000

Type of Option	Put Option	Put Option	Put Option	Put Option	Put Option
Stock Price (S₀)	$10.00	$10.00	$10.00	$10.00	$10.00
Exercise (Strike) Price (K)	$8.00	$8.00	$8.00	$8.00	$8.00
Time to Maturity (in years) (t)	2.00	2.00	2.00	2.00	2.00
Annual Risk Free Rate (r)	5.21%	5.21%	5.21%	5.21%	5.21%
Annualized Volatility (σ)	20.00%	25.00%	30.00%	35.00%	40.00%
Option Price	$0.17	$0.32	$0.49	$0.68	$0.87

Number of Shares	750,000	750,000	750,000	750,000	750,000
Black Scholes Value of Put	$127,500	$240,000	$367,500	$510,000	$652,500

Type of Option	Call Option	Call Option	Call Option	Call Option	Call Option
Stock Price (S₀)	$10.00	$10.00	$10.00	$10.00	$10.00
Exercise (Strike) Price (K)	$11.50	$11.50	$11.50	$11.50	$11.50
Time to Maturity (in years) (t)	5.00	5.00	5.00	5.00	5.00
Annual Risk Free Rate (r)	4.29%	4.29%	4.29%	4.29%	4.29%
Annualized Volatility (σ)	20.00%	25.00%	30.00%	35.00%	40.00%
Option Price	$2.23	$2.63	$3.03	$3.42	$3.80

Number of Shares	750,000	750,000	750,000	750,000	750,000
Black Scholes Value of Warrants	$1,672,500	$1,972,500	$2,272,500	$2,565,000	$2,850,000

Total Sponsor Consideration	$9,300,000	$9,712,500	$10,140,000	$10,575,000	$11,002,500

Analysis of Select Reverse Mergers

In connection with the opinion, River Corporate performed a comparable company analysis that attempted to provide an implied value for shell companies (companies, like Achari, with no or nominal operations and no or nominal assets other than cash) that engaged in a reverse merger since January 2021 with a healthcare company (the “Reverse Mergers Transactions”). River Corporate chose healthcare companies as part of its comparable company analysis because it believes that this is the industry that best describes Vaso’s operations. River Corporate extended its review to Reverse Merger Transactions since January 2021 to ensure that it had enough data for a full analysis. The benefit of this comparable company analysis is that it allows for the comparison of the Sponsor Consideration against the consideration paid to shell companies in mergers and business combinations with entities that have similar characteristics. The companies used in this comparison included those companies listed below:

Close Date	Surviving Company	Public Company	$ in mm’s Value of Shell
9/11/2023	Dianthus Therapeutics	Magenta Therapeutics (Nasdaq: MGTA)	20.0
8/16/2023	EIP Pharma (CervoMed)	Diffusion Pharmaceuticals (Nasdaq: DFFN)	10.0
6/29/2023	TeraImmune	Baudax Bio (Nasdaq: BXRX)	3.0
6/22/2023	Spyre Therapeutics	Aeglea BioTherapeutics (Nasdaq: AGLE)	25.0
6/1/2023	Elicio Therapeutics	Angion Biomedica (Nasdaq:ANGN)	7.0
5/31/2023	Cibus Global Calyxt, Inc.	Calyxt, Inc.(Nasdaq: CLXT)	5.0
4/22/2023	GRI Bio	Vallon Pharmaceuticals (Nasdaq:VLON)	29.0
3/20/2023	CalciMedica	Graybug Vision (Nasdaq:GRAY)	15.0
3/7/2023	Carisma Therapeutics	Sesen Bio (Nasdaq:SESN)	15.0
2/23/2023	Enliven Therapeutics	Imara (Nasdaq:IMRA)	10.0
1/9/2023	Catheter Precision, Inc.	Ra Medical Systems (NYSE:RMED)	4.0
12/29/2022	Disc Medicine	Gemini Therapeutics (Nasdaq:GMTX)	10.0
12/27/2022	F351 (GNI Group)	Catalyst Biosciences (Nasdaq:CBIO)	9.0

Close Date	Surviving Company	Public Company	$ in mm’s Value of Shell
12/19/2022	Kineta, Inc.	Yumanity Therapeutics (Nasdaq:YMTX)	26.0
11/8/2022	ARS Pharmaceuticals	Silverback Therapeutics (Nasdaq:SBTX)	5.0
9/28/2022	Aceragen, Inc.	Idera Pharmaceuticals (Nasdaq:IDRA)	7.0
9/15/2022	Lisata therapeutics	Caladrius Biosciences (Nasdaq:CLBS)	25.0
7/5/2022	Syros Pharmaceuticals	Tyme Technologies (Nasdaq:TYME)	8.0
5/16/2022	Aprea Therapeutics, Inc.	Atrin Pharmaceuticals (NasdaqGS:APRE)	15.0
10/24/2021	Quoin Pharmaceuticals, Inc.	Cellect Biotechnology Ltd. (Nasdaq:APOP)	13.0
8/26/2021	Aadi Bioscience, Inc.	Aerpio Pharmaceuticals, Inc. (Nasdaq:ARPO)	15.0
8/3/2021	Decoy Biosystems, Inc.	Indaptus Therapeutics (Intec) (Nasdaq:INDP)	10.0
6/28/2021	Tempest Therapeutics Inc.	Millendo Therapeutics, Inc. (Nasdaq:MLND)	19.0
6/15/2021	ReShape Lifesciences Inc.	Obalon Therapeutics, Inc. (Nasdaq:OBLN)	15.0
4/27/2021	Leading BioSciences, Inc.	Seneca Biopharma, Inc. (Nasdaq:SNCA)	30.0
4/16/2021	MyMD Pharmaceuticals, Inc.	Akers Biosciences, Inc. (Nasdaq:AKER)	5.0
3/31/2021	StemoniX Inc.	Cancer Genetics, Inc. (Nasdaq:CGIX)	15.0
3/16/2021	ChemomAb Ltd.	Anchiano Therapeutics Ltd. (Nasdaq:ANCN)	15.0
2/24/2021	Sunesis Pharmaceuticals	Sunesis Pharmaceuticals (Nasdaq:SNSS)	16.0
1/28/2021	Quellis Biosciences, Inc.	Catabasis Pharmaceuticals (Nasdaq:CATB)	25.0

For each of the Reverse Merger Transactions, River Corporate calculated the implied value of the public shell. The valuation ranges in dollars in millions are set forth in the table below.

Mean	$14.2
Median	$15.0
High	$30.0
Low	$3.0

The Sponsor Consideration paid by Vaso compared favorably to the Valuation of the public shells paid in the Reverse Merger Transactions. River Corporate reached this conclusion because, among other factors, the mean implied value of a shell company in a Reverse Merger Transaction was 39.2% of the Sponsor Consideration and the median implied value of a shell company in a Reverse Merger Transaction was 48.5% of the proposed Sponsor Consideration in the Achari Business Combination.

River Corporate compared the valuation of the Sponsor Consideration to the implied value of the public shell as follows:

	In Millions
	Public Shell	Sponsor Consideration
Mean	$14.2	10.2
Median	$15.0	10.1

Analysis of Select SPAC

In connection with the opinion, River Corporate also performed a comparable company analysis that attempted to measure the amount of sponsor ownership (“Sponsor Ownership”) since January 2023 of SPACs immediately upon the consummation of a business combination with a healthcare company (the “Healthcare SPAC Transactions”). River Corporate chose healthcare companies as part of its comparable company analysis because it believes that this is the industry that best describes Vaso’s operations. River Corporate limited its review to transactions since January 2023 because the valuation of SPACs has decreased significantly within the past two years and including Healthcare SPAC Transactions prior to January 2023 might not accurately reflect the current market. The benefit of this comparable company analysis is that it allows for the comparison of the

Sponsor Ownership in the proposed Achari Business Combination against such Sponsor Ownership after business combinations involving entities that have similar characteristics. The companies used in this comparison included those companies listed below:

Deal Closed	SPAC	Target	EV(1)	Sponsor Percent(2)
10/30/2023	Forbion European Acquisition Corp.	enGene	150	12.3%
9/29/2023	Anzu Special Acquisition Corp I	Envoy Medical	150	13.1%
9/20/2023	Graf Acquisition Corp. IV	NKGen Biotech	184	16.5%
9/22/2023	Murphy Canyon Acquisition Corp.	Conduit Pharmaceuticals	716	4.5%
9/20/2023	Digital Transformation Opportunities Corp.	American Oncology Network	494	27.1%
9/12/2023	First Light Acquisition Group, Inc.	Calidi Biotherapeutics	335	17.3%
9/11/2023	Rosecliff Acquisition Corp I	Spectral AI	170	4.8%
8/10/2023	MedTech Acquisition Corporation	TriSalus Life Sciences	238	13.5%
8/1/2023	Compute Health Acquisition Corp.	Allurion Technologies	500	9.0%
7/21/2023	Priveterra Acquisition Corp.	AEON Biopharma	221	10.0%
3/30/2023	Maxpro Capital Acquisition	Apollomics	800	n.a
6/21/2023	JATT Acquisition Corp	Zura Bio	214	13.0%
3/16/2023	Summit Healthcare Acquisition Corp	YS Biopharma	849	4.5%
3/2/2023	European Biotech Acquisition	Oculis	218	10.6%
2/17/2023	Mountain Crest Acquisition Corp. III	ETAO International Group	2,500	1.6%
2/15/2023	Aesther Healthcare Acquisition Corp	Ocean Biomedical	274	9.8%
1/26/2023	Health Sciences Acquisition Corporation 2	Orchestra Biomed	173	n.a

____________

(1)      Enterprise Value in $ in MM’s

(2)      Sponsor Ownership Percentage post merger assuming 100% redemption

For each of the Healthcare SPAC Transactions, River Corporate calculated the Sponsor Ownership after the business combination assuming 100% redemptions. The ownership ranges in percentage ownership are set forth in the table below.

Mean	11.2%
Median	10.6%
High	27.1%
Low	1.6%

River Corporate compared the Sponsor Ownership after the business combination and assuming 100% redemptions to those of selected Healthcare SPAC Transactions as follows:

	% Sponsor Ownership
	Healthcare SPACs	Sponsor Ownership
Mean	11.2%	4.1
Median	10.6%	4.1

The post Business Combination Sponsor Ownership in the transaction compares favorably to that paid in the Healthcare SPAC Transactions. River Corporate reached this conclusion because, among other factors, the mean Sponsor Ownership in the Healthcare Transactions was 273% of the proposed Sponsor Ownership in the Achari Business Combination and the median Sponsor Ownership in the Healthcare Transactions was 259% of the proposed Sponsor Ownership in the Achari Business Combination.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by River Corporate. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. River Corporate believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and the opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of River Corporate with respect to Vaso’s actual value.

River Corporate did not participate in the negotiations with the Sponsor nor did it recommend any specific consideration to Vaso or the Vaso Board of Directors, or that any specific amount or type of Sponsor Consideration constituted the only appropriate consideration for the Business Combination. Aside from the provision of the Fairness Opinion, River Corporate has not provided any investment banking services to Vaso.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF VASO

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains descriptions of our expectations regarding future trends affecting our business and other forward-looking statements. Please read the section titled “Forward-Looking Statements” regarding such forward-looking statements and the section titles “Risk Factors” to review certain conditions, among others, which we believe could cause results to differ materially from those contemplated by the forward-looking statements.

Except for historical information contained in this report, the matters discussed are forward-looking statements that involve risks and uncertainties. When used in this report, words such as “anticipates”, “believes”, “could”, “estimates”, “expects”, “may”, “plans”, “potential” and “intends” and similar expressions, as they relate to Vaso or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of Vaso’s management, as well as assumptions made by and information currently available to Vaso’s management. Among the factors that could cause actual results to differ materially are the following: the effect of business and economic conditions, including the COVID-19 pandemic; the effect of the dramatic changes taking place in IT and healthcare; continuation of the GEHC Agreement; the impact of competitive technology and products and their pricing; medical insurance reimbursement policies; unexpected manufacturing or supplier problems; unforeseen difficulties and delays in the conduct of product development programs; the actions of regulatory authorities and third-party payers in the United States and overseas; and the risk factors reported from time to time in Vaso’s SEC reports. Vaso undertakes no obligation to update forward-looking statements as a result of future events or developments.

For purposes of the following discussion, terms like “we”, “our”, “us” or Vaso refer to Vaso and, as appropriately, its affiliates.

General Overview

Our Business Segments

Vaso was incorporated in Delaware in July 1987. We principally operate in three distinct business segments in the healthcare and information technology industries. We manage and evaluate our operations, and report our financial results, through these three business segments.

•        IT segment, operating through a wholly-owned subsidiary, VasoTechnology, Inc., which primarily focuses on healthcare IT and managed network technology services;

•        Professional sales service segment, operating through a wholly-owned subsidiary, Vaso Diagnostics, Inc. d/b/a VasoHealthcare, which primarily focuses on the sale of healthcare capital equipment for GEHC into the healthcare provider middle market; and

•        Equipment segment, which primarily focuses on the design, manufacture, sale and service of proprietary medical devices and software, operating through a wholly-owned subsidiary, VasoMedical, Inc., which in turn operates through Vasomedical Solutions, Inc. for domestic business and Vasomedical Global Corp. for international business, respectively.

VasoTechnology

VasoTechnology, Inc. was formed in May 2015, at the time Vaso acquired all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves. It currently consists of a managed network and security service division (NetWolves) and a healthcare IT application VAR (value added reseller) division (VasoHealthcare IT). Its current offering includes:

•        Managed diagnostic imaging applications (channel partner of select vendors of healthcare IT products).

•        Managed network infrastructure (routers, switches and other core equipment).

•        Managed network transport (FCC licensed carrier reselling 175+ facility partners).

•        Managed security services.

VasoTechnology uses a combination of proprietary technology, methodology and best-in-class third-party applications to deliver its value proposition.

VasoHealthcare

VasoHealthcare commenced operations in 2010, in conjunction with Vaso’s execution of its exclusive sales representation agreement with GEHC, which at the time was the healthcare business division of GE, to further the sale of certain medical capital equipment in certain domestic market segments. Its current offering consists of:

•        GEHC diagnostic imaging equipment and ultrasound systems.

•        GEHC service agreements for the above equipment.

•        GEHC training services for use of the above equipment.

•        GEHC and third-party financial services for the above equipment.

VasoHealthcare has built a team of over 80 highly experienced sales professionals who utilize highly focused sales management and analytic tools to manage the complete sales process and to increase market penetration.

VasoMedical

The proprietary medical equipment business under VasoMedical traces back to 1995 when Vaso began the proprietary Enhanced External Counterpulsation (EECP®) technology in the United States and has since diversified to include other medical hardware and software. Vasomedical Global was formed in 2011 to combine and coordinate the various international operations, including design, development, manufacturing and sales of medical devices and software, while domestic activities are conducted under Vasomedical Solutions. These devices and software primarily consist of cardiovascular diagnostic and therapeutic applications, including:

•        Biox™ series Holter monitors and ambulatory blood pressure recorders.

•        ARCS® series analysis, reporting and communication software for ECG and blood pressure signals, including cloud-based software and algorithm subscription services.

•        MobiCare® multi-parameter wireless vital-sign monitoring system.

•        EECP® therapy systems for non-invasive, outpatient treatment of ischemic heart disease.

This segment uses its extensive in-house knowledge for cardiovascular devices and software coupled with its engineering resources to cost effectively create and market its proprietary technology. It sells and services its products to customers in the U.S. and China directly and sells and/or services its products in the international market mainly through independent distributors.

Strategic Plan and Objectives

Our short- and long-term plans to grow Vaso and to increase stockholder value are to:

•        continue to effectively control operating costs in the current inflationary environment;

•        continue to expand our product and service offerings as well as pursue market penetration in all of our business segments;

•        maintain and improve business performance in our professional sales service segment by increasing market penetration of the GEHC product modalities we represent, and possibly building new teams to represent other vendors;

•        maintain and grow our equipment business by increasing efficiency and exploring new revenue models;

•        continue to seek accretive partnership opportunities; and

•        explore options in capital markets for our stock.

Results of Operations — For the Years Ended December 31, 2023 and 2022

Total revenues increased by $1,730,000, or 2.2%, to $81,024,000 in the year ended December 31, 2023, from $79,294,000 in the year ended December 31, 2022. We reported net income of $4,805,000 and $11,294,000 for the years ended December 31, 2023 and 2022, respectively, a decrease of $6,489,000. The decrease in net income was primarily due to higher operating expenses in 2023 and the income tax benefit generated through partial release of the deferred tax asset valuation allowance in 2022, partially offset by higher gross profit in 2023. Our net income was $0.03 per basic and diluted common share for the year ended December 31, 2023, and $0.07 and $0.06 per basic and diluted common share, respectively, for the year ended December 31, 2022.

Revenues

Revenue in the IT segment was $40,371,000 for the year ended December 31, 2023 as compared to $40,100,000 for the prior year, an increase of $271,000, or 0.7%, of which $432,000 was attributable to an increase in VHC-IT revenues offset by a decrease of $161,000 in NetWolves revenues.

Commission revenues in the professional sales service segment increased by $1,199,000, or 3.3%, to $37,820,000 in the year ended December 31, 2023, as compared to $36,621,000 in the year ended December 31, 2022. The increase was primarily due to both a higher blended commission rate for equipment delivered in 2023 and a higher volume of GEHC equipment delivered in 2023. As discussed in Note C to the financial statements, the Company defers recognition of commission revenue until the underlying equipment is delivered. As of December 31, 2023, the Company recorded on its consolidated balance sheet deferred commission revenue of $32,194,000 for this segment (of which $16,314,000 is long-term), an increase of $1,400,000, or 4.5%, compared to $30,794,000 of deferred commission revenue at December 31, 2022 (of which $15,660,000 was long-term). The increase in deferred revenue is due principally to booked orders exceeding equipment deliveries.

Revenue in our equipment segment increased 10.1% to $2,833,000 for the year ended December 31, 2023 from $2,573,000 for the year ended December 31, 2022, as a result of a $313,000, or 91.5%, increase in our US operations due to higher ARCS®-cloud software-as-a-service revenues, offset by lower equipment sales in our China operations primarily as a result of the negative effect of foreign exchange rate fluctuations in 2023.

Gross Profit

The Company recorded gross profit of $50,593,000, or 62.4% of revenue, for the year ended December 31, 2023, compared to $47,902,000, or 60.4% of revenue, for the year ended December 31, 2022. The increase of $2,691,000, or 5.6%, was due to a $1,430,000 increase in the IT segment due mainly to higher gross margin; a$1,090,000 increase in the professional sales service segment due mainly to higher revenues; and a $171,000 increase in the equipment segment, as a result of higher revenues partially offset by lower gross margin.

IT segment gross profit increased to $17,659,000, or 43.7% of segment revenues, for the year ended December 31, 2023, as compared to $16,229,000, or 40.5% of segment revenues in the prior year, an increase of $1,430,000, of which $764,000 was attributable to NetWolves due to improved cost control, and $666,000 was attributable to VHC-IT, resulting from higher margin product mix.

Professional sales service segment gross profit was $30,799,000, or 81.4% of the segment revenues, for the year ended December 31, 2023, an increase of $1,090,000, or 3.7%, from segment gross profit of $29,709,000, or 81.1% of the segment revenue, for the year ended December 31, 2022. The increase in gross profit was due primarily to the increase in the segment revenue as a result of both a higher blended commission rate in 2023 and higher equipment delivery volume. Cost of commissions increased by $109,000, or 1.6%, to $7,021,000 for the year ended December 31, 2023, as compared to cost of commissions of $6,912,000 in 2022. The increase is due primarily to the increase in the segment revenue as gross profit margin remained little changed year over year. Cost of commissions reflects commission expense associated with certain recognized commission revenues. Commission expense associated with deferred revenue is recorded as deferred commission expense until the related commission revenue is earned.

Equipment segment gross profit increased by $171,000, or 8.7%, to $2,135,000, or 75.4% of equipment segment revenues, for the year ended December 31, 2023, compared to $1,964,000, or 76.3% of equipment segment revenues, for the year ended December 31, 2022, due to higher segment revenue offset by lower gross profit margin in our China operations. Equipment segment gross profits are dependent on a number of factors including the mix of products sold, their respective models and average selling prices, the ongoing costs of training, maintenance and servicing, as well as certain fixed period costs, including facilities, payroll and insurance.

Operating Income

Operating income was $4,195,000 for the year ended December 31, 2023 compared to operating income of $6,454,000 for the year ended December 31, 2022, a decrease of $2,259,000, or 35%. The decrease was primarily attributable to a $2,325,000 decrease in operating income in the professional sales service segment from $9,520,000 for the year ended December 31, 2022 to $7,195,000 for the year ended December 31, 2023, due to higher operating expenses mainly relating to the staffing and launching cost of the ultrasound sales program, offset by higher gross profit. The IT segment reduced its operating loss by $1,154,000 from $1,620,000 for the year ended December 31, 2022 to $466,000 for the year ended December 31, 2023, as a result primarily of higher gross profit. Operating loss in the equipment segment increased by $271,000, from $180,000 in the prior year to $451,000 for the year ended December 31, 2023, resulting mainly from higher SG&A and R&D costs, partially offset by higher gross profit. Corporate expenses increased by $818,000, from $1,266,000 in the prior year to $2,084,000 for the year ended December 31, 2023, mainly due to increases in director fees and investment banking activities.

Selling, general and administrative (SG&A) expenses for the years ended December 31, 2023 and 2022 were $45,643,000, or 56.3% of revenues, and $40,843,000, or 51.5% of revenues, respectively, reflecting an increase of $4,800,000 or 11.8%. The increase in SG&A expenditures in the year ended December 31, 2023 resulted primarily from a $3,415,000 increase in the professional sales service segment attributable mainly to higher sales personnel-related and travel costs; a $300,000 increase in the IT segment due to higher personnel and travel costs; a $268,000 increase in the equipment segment due mainly to higher personnel costs in our China operations, and by a $818,000 increase in corporate expenses reflecting higher director fees and investment banking activities.

Research and development (R&D) expenses of $755,000, or 1% of revenues, for the year ended December 31, 2023 increased by $150,000, or 25%, from $605,000, or 1% of revenues, for the year ended December 31, 2022. The increase is primarily attributable to higher software development costs in our China operations in 2023.

Adjusted EBITDA

We define Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure, as net (loss) income, plus net interest expense (income), tax expense, depreciation and amortization, and non-cash expenses for share-based compensation. Adjusted EBITDA is a metric that is used by the investment community for comparative and valuation purposes. We disclose this metric in order to support and facilitate the dialogue with research analysts and investors.

Adjusted EBITDA is not a measure of financial performance under GAAP and should not be considered a substitute for operating income, which we consider to be the most directly comparable GAAP measure. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider Adjusted EBITDA in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with GAAP. Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of net income to Adjusted EBITDA is set forth below:

	(in thousands)
	Year ended December 31,
	2023	2022
Net income	$4,805	$11,294
Interest expense (income), net	(858)	(85)
Income tax expense (benefit)	100	(4,743)
Depreciation and amortization	999	1,923
Share-based compensation	48	35
Adjusted EBITDA	$5,094	$8,424

Adjusted EBITDA decreased by $3,330,000, to $5,094,000 in the year ended December 31, 2023, from $8,424,000 in the year ended December 31, 2022. The decrease was primarily attributable to lower net income, lower depreciation and amortization, and higher net interest income, partially offset by the change from income tax benefit to income tax expense, as compared to the prior year. Net income decreased primarily due to higher operating expenses and lower income tax benefit in 2023, partially offset by higher revenue and gross profit.

Other Income (Expense), Net

Other income (expense), net for the years ended December 31, 2023 and 2022, was $710,000 and $97,000, respectively, an increase in net other income of $613,000. The increase was due primarily to $621,000 higher interest and other income arising mainly from the increase in short-term investments from $8,504,000 at December 31, 2022 to $13,979,000 at December 31, 2023.

Income Tax (Expense) Benefit

During the year ended December 31, 2023, we recorded an income tax expense of $100,000, as compared to income tax benefit of $4,743,000 in the year ended December 31, 2022. The Company utilized $5,857,000 and $7,754,000 in net operating loss carryforwards for the years ended December 31, 2023 and 2022, respectively. The change to income tax expense in 2023 arose primarily from the partial release of the deferred tax asset valuation allowance in 2022, due to estimated future taxable income. The Company has net operating loss carryforwards of approximately $25,000,000 at December 31, 2023.

Results of Operations — For the Three Months Ended March 31, 2024 and 2023

Revenues

Total revenue for the three months ended March 31, 2024 and 2023 was $18,738,000 and $19,036,000, respectively, representing a decrease of $298,000, or 2% year-over-year. On a segment basis, revenue in the professional sales service segment increased $2,000, while revenue in the IT and equipment segments decreased $121,000 and $179,000, respectively.

Revenue in the IT segment for the three months ended March 31, 2024 was $10,153,000 compared to $10,274,000 for the three months ended March 31, 2023, a decrease of $121,000, or 1%, of which $94,000 resulted from lower NetWolves revenue, due primarily to decreased managed service sales, and $27,000 from lower healthcare IT revenue, due primarily to lower software support sales. Monthly recurring revenue in the IT segment accounted for $9,301,000 or 92% of the segment revenue in the first quarter of 2024, and $9,520,000 or 93% of the segment revenue for the same quarter last year (see Note C).

Commission revenues in the professional sales service segment were $8,127,000 in the first quarter of 2024, an increase of $2,000, or less than 1%, as compared to $8,125,000 in the same quarter of 2023. The increase in commission revenues was due primarily to new revenues from the ultrasound product offering beginning in 2nd quarter of 2023, largely offset by lower revenues from the diagnostic imaging products. Diagnostic imaging revenues decreased due to lower volume of underlying equipment delivered by GEHC during the period as well as a lower blended commission rate applicable to such deliveries. The Company only recognizes commission revenue when the underlying equipment has been accepted at the customer site in accordance with the specific terms of the sales agreement. Consequently, amounts billable, or billed and received, under the agreement with GEHC prior to customer acceptance of the equipment are recorded as deferred revenue in the condensed consolidated balance sheet. As of March 31, 2024, $31,424,000 in deferred commission revenue was recorded in the Company’s condensed consolidated balance sheet, of which $14,154,000 was long-term. At March 31, 2023, $31,543,000 in deferred commission revenue was recorded in the Company’s condensed consolidated balance sheet, of which $17,314,000 was long-term. The decrease in deferred revenue is principally due to lower value of new orders booked than orders delivered during the quarter.

Revenue in the equipment segment decreased by $179,000, or 28%, to $458,000 for the three-month period ended March 31, 2024 from $637,000 for the same period of the prior year, principally due to lower deliveries in our China operations resulting from impact of increased government scrutiny of healthcare purchasing practices.

Gross Profit

Gross profit for the three months ended March 31, 2024 and 2023 was $10,918,000, or 58% of revenue, and $11,562,000, or 61% of revenue, respectively, representing a decrease of $644,000, or 6% year-over-year. On a segment basis, gross profit in the IT, professional sales service, and equipment segments decreased $245,000, or 6%; $265,000, or 4%; and $134,000, or 28%, respectively.

IT segment gross profit for the three months ended March 31, 2024 was $4,195,000, or 41% of the segment revenue, compared to $4,440,000, or 43% of the segment revenue for the three months ended March 31, 2023. The year-over-year decrease of $245,000, or 6%, was primarily a result of both lower sales volume and lower margin product sales mix in the healthcare IT business.

Professional sales service segment gross profit was $6,378,000, or 79% of segment revenue, for the three months ended March 31, 2024 as compared to $6,643,000, or 82% of the segment revenue, for the three months ended March 31, 2023, reflecting a decrease of $265,000, or 4%. The decrease in absolute dollars was primarily due to higher cost of commissions combined with essentially flat revenues. Cost of commissions in the professional sales service segment of $1,749,000 and $1,482,000, for the three months ended March 31, 2024 and 2023, respectively, reflected commission expense associated with recognized commission revenues. Cost of commissions increased primarily due to a higher commission cost structure associated with ultrasound product revenues.

Commission expense associated with short-term deferred revenue is recorded as short-term deferred commission expense, or with long-term deferred revenue as part of other assets, on the balance sheet until the related commission revenue is recognized.

Equipment segment gross profit was $345,000, or 75% of segment revenues, for the first quarter of 2024 compared to $479,000, or 75% of segment revenues, for the same quarter of 2023. The $134,000, or 28%, decrease in gross profit was mainly the result of lower revenue in our China operations due to decreased delivery volume for the first quarter of 2024.

Operating (Loss) Income

Operating (loss) income for the three months ended March 31, 2024 and 2023 was ($1,468,000) and $262,000, respectively, representing a decrease of $1,730,000, due primarily to lower gross profit and higher selling, general, and administrative (“SG&A”) expenses. On a segment basis, the professional sales service segment recorded an operating loss of $7,000 in the first quarter of 2024, as compared to operating income of $839,000 for the same period of 2023; the IT segment recorded an operating loss of $420,000 in the first quarter of 2024 as compared to an operating loss of $109,000 in the same period of 2023; and the equipment segment recorded an operating loss of $294,000 in the first quarter of 2024 as compared to an operating loss of $25,000 in the same period of 2023.

Operating loss in the IT segment was $420,000 for the three-month period ended March 31, 2024, an increase in loss of $311,000 from an operating loss of $109,000 in the same period of 2023, due mainly to lower gross profit and higher SG&A costs. The professional sales service segment reported an operating loss of $7,000 in the three-month period ended March 31, 2024 as compared to operating income of $839,000 in the same period of 2023, a decrease in operating income of $846,000, due to lower gross profit and higher SG&A costs. The equipment segment reported an operating loss of $294,000 in the first quarter of 2024, compared to an operating loss of $25,000 in the first quarter 2023, an increase in loss of $269,000, due to lower gross profit and higher SG&A and research and development (“R&D”) costs.

SG&A costs for the three months ended March 31, 2024 and 2023 were $12,195,000 and $11,143,000, respectively, representing an increase of $1,052,000, or 9% year-over-year. On a segment basis, SG&A costs in the IT segment increased by $75,000 in the first quarter of 2024 from the same quarter of the prior year due to higher personnel costs partially offset by reduced third-party commissions; SG&A costs in the professional sales service segment increased $582,000 due mainly to higher personnel cost associated with the new ultrasound program and higher national sales meeting costs; and SG&A costs in the equipment segment increased $92,000 due mainly to higher personnel costs. Corporate costs not allocated to segments increased $303,000 to $746,000 in the three months ended March 31, 2024 from $443,000 for the same period in 2023, due mainly to higher costs for investment banking activities.

Research and development (“R&D”) expenses were $191,000, or 1% of revenues, for the first quarter of 2024, an increase of $34,000, or 22%, from $157,000, or 1% of revenues, for the first quarter of 2023. The increase is primarily attributable to higher product development expenses in the equipment segment.

Adjusted EBITDA

We define Adjusted EBITDA (earnings (loss) before interest, taxes, depreciation and amortization), which is a non-GAAP financial measure, as net income (loss), plus interest expense (income), net; tax expense; depreciation and amortization; and non-cash expenses for share-based compensation. Adjusted EBITDA is a metric that is used by the investment community for comparative and valuation purposes. We disclose this metric in order to support and facilitate the dialogue with research analysts and investors.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and should not be considered a substitute for operating income, which we consider to be the most directly comparable U.S. GAAP measure. Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, you should not consider Adjusted EBITDA in isolation, or as a substitute for net income or other consolidated income statement data prepared in accordance with U.S. GAAP. Other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

A reconciliation of net (loss) income to Adjusted EBITDA is set forth below:

	(in thousands)
	Three months ended March 31,
	2024	2023
Net (loss) income	$(1,173)	$306
Interest expense (income), net	(299)	(111)
Income tax expense (benefit)	12	10
Depreciation and amortization	185	273
Share-based compensation	9	13
Adjusted EBITDA	$(1,266)	$491

Adjusted EBITDA decreased by $1,757,000, to ($1,266,000) in the quarter ended March 31, 2024 from $491,000 in the quarter ended March 31, 2023. The decrease was mainly attributable to the change from net income to net loss, as well as to higher interest income and lower depreciation and amortization.

Interest and Other Income (Expense)

Interest and other income (expense) for the three months ended March 31, 2024 was $307,000 as compared to $54,000 for the corresponding period of 2023. The increase in interest and other income (expense) was due primarily to higher interest income on money market balances and short-term investments, and by decreased loss on investment in EECP Global.

Income Tax Expense

For the three months ended March 31, 2024, we recorded income tax expense of $12,000 as compared to income tax expense of $10,000 for the corresponding period of 2023. The increase was due mainly to higher state income taxes.

Net (Loss) Income

Net (loss) income for the three months ended March 31, 2024 was ($1,173,000) as compared to $306,000 for the three months ended March 31, 2023, representing a decrease of $1,479,000. (Loss) income per share was ($0.00) and $0.00 in the three-month periods ended March 31, 2024 and 2023, respectively. The principal cause of the change from net income to net loss is the $846,000 decrease in operating income in the professional sales service segment, increased operating losses in the IT and equipment segments and increased investment banking expenditures, partially offset by the $228,000 increase in interest and other income, net.

Liquidity and Capital Resources

Cash and Cash Flow — For the three months ended March 31, 2024

We have financed our operations from working capital. At March 31, 2024, we had cash and cash equivalents of $19,536,000 and working capital of $11,673,000, compared to cash and cash equivalents of $11,342,000 and working capital of $15,059,000 at December 31, 2023.

Cash used by operating activities during the three months ended March 31, 2024 was $1,070,000, which consisted of net loss after adjustments to reconcile net loss to net cash of $923,000 and cash used by operating assets and liabilities of $147,000, compared to cash used by operating activities of $1,941,000 for the same period in 2023. The changes in the account balances primarily reflect decreases in accrued commissions and accrued expenses and other liabilities of $1,933,000 and $2,601,000, respectively, partially offset by a decrease in accounts and other receivables of $4,876,000.

Cash provided by investing activities during the three-month period ended March 31, 2024 was $9,144,000, consisting of $9,616,000 from redemption of short-term investments offset by $472,000 for the purchase of equipment and software.

Cash provided by financing activities during the three-month period ended March 31, 2024 was $121,000, consisting of $140,000 in proceeds from note payable offset by $19,000 in repayment of notes payable and finance lease obligations.

Liquidity

The Company expects to generate sufficient cash flow from operations to satisfy its obligations for at least the next twelve months.

Cash and Cash Flow — For the year ended December 31, 2023

We have financed our operations and investment activities from working capital. At December 31, 2023, we had cash and cash equivalents and short-term investments of $25,321,000 and working capital of $15,059,000. At March 24, 2024 the Company’s cash and cash equivalents and short-term investments were approximately $29.6 million.

Cash provided by operating activities was $5,296,000 during the year ended December 31, 2023, which consisted of net income after non-cash adjustments of $6,175,000 and changes in operating assets and liabilities of $(879,000). The changes in the account balances primarily reflect a decrease in prepaid expense and other current assets of $1,271,000 and increases in accrued commissions and accrued liabilities totaling $2,617,000; partially offsetting these changes was a decrease in accounts and other receivables of $2,062,000 and an increase in deferred revenue of $1,397,000.

Cash used in investing activities during the year ended December 31, 2023 was $5,657,000, consisting of $24,473,000 in purchases of short term investments and $731,000 in purchases of equipment and software, offset by $19,457,000 in redemption of short-term investments.

Cash used in financing activities during the year ended December 31, 2023 was $134,000, consisting of $128,000 in payments of notes and finance leases and $6,000 in shares withheld for payment of payroll taxes.

Liquidity

The Company expects to generate sufficient cash flow from operations to satisfy its obligations at least for the next twelve months.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (SPES), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of March 31, 2024, we are not involved in any unconsolidated SPES or other off-balance sheet arrangements.

Effects of Inflation

We believe that inflation and changing prices over the past two years have not had a significant impact on our revenue or on our results of operations.

Critical Accounting Policies and Estimates

Note C of the Notes to Consolidated Financial Statements includes a summary of our significant accounting policies and methods used in the preparation of our financial statements. In preparing these financial statements, we have made our best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. Our critical accounting policies and estimates are as follows:

Allowance for Commission Adjustments

In our professional sale service segment, we bill a portion of commissions on the orders we booked in advance of delivery of the underlying equipment. Such amounts are classified in our consolidated balance sheets in accounts receivable and deferred revenue, net of estimated commission adjustments. Similarly, commissions payable to our sales force related to such billings are recorded as deferred commission expense, net of the impact of the estimated commission adjustments, when the associated deferred revenue is recorded. The commission adjustments are based on estimates of future order cancellations, which is calculated based on historical cancellation rates over multiple prior years and applicable credit policies. Such cancellation rates are subject to the uncertainty that future activity cancels at higher or lower rates than the past orders on which the rate was calculated, or that credit policies may change. While such rates have remained fairly constant in prior years, the Company, based on its current year analysis, increased its estimated cancellation rate as of December 31, 2023. Application of the rates only affects the aforementioned balance sheet accounts, there is no impact to the statement of operations.

Valuation Allowance for Deferred Tax Assets

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carry forwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In estimating future tax consequences, we generally consider all expected future events other than an enactment of changes in the tax laws or rates. Deferred tax assets are continually evaluated for realizability. To the extent our judgment regarding the realization of the deferred tax assets changes, an adjustment to the allowance is recorded, with an offsetting increase or decrease, as appropriate, in income tax expense. Such adjustments are recorded in the period in which our estimate as to the realizability of the assets changed that it is “more likely than not” that all of the deferred tax assets will be realized. The “more likely than not” standard is subjective and is based upon our estimate of a greater than 50% probability that the deferred tax asset will be realized.

The primary underlying uncertainty in evaluating the realizability of our deferred tax assets, which are primarily net operating losses, is the need to accurately project taxable income. The Company generated net operating losses in the years ended December 31, 2017, 2018 and 2019. From 2020 to 2022, this trend reversed and the Company generated increasingly higher taxable income, primarily as a result of the professional sales services segment’s growth in orders, revenue, and operating results. As a result of this trend, which we expect to continue, and the extension, through December 31, 2026, of the GEHC Agreement which underlies the performance of the professional sales segment, the Company reviewed positive and negative evidence, including improved historical operating results and the likelihood of such results continuing, and also reviewed its expected taxable income for future periods based on the positive trend in operating results and the extension of the GEHC Agreement to the end of 2026, and concluded that it is more likely than not that approximately $5.4 million of tax benefits related to net operating loss carryforwards will be utilized in the future tax years of 2023 to 2026 and, therefore, reduced its valuation allowance during the year ended December 31, 2022 in accordance with ASC 740. In addition, the Company expects to provide a valuation allowance on the remaining future tax benefits until it can sustain a level of profitability that demonstrates its ability to utilize the remaining assets, or other significant positive evidence arises that suggests its ability to utilize the remaining assets.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. The Company accounts for goodwill under the guidance of the ASC Topic 350, “Intangibles: Goodwill and Other”. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment, at least annually, in accordance with this guidance. The recoverability of goodwill is subject to an annual impairment test or whenever an event occurs or circumstances change that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying businesses and performed in the fourth quarter of each year.

We perform either a quantitative or qualitative assessment to assess if the fair value of the respective reporting unit exceeds its carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of our goodwill qualitative assessment process for our two applicable reporting units, when utilized, we evaluate various factors that are specific to the reporting unit as well as industry and macroeconomic factors in order to determine whether it is reasonably likely to have a material impact on the fair value of our reporting units. Examples of the factors that are considered include the results of the most recent impairment test, current forecasts, and changes in the strategic outlook or organizational structure of the reporting units. The financial forecasts of the reporting units are compared to the forecasts used in the prior year analysis to determine if management expectations for the business have changed. Vaso performed a qualitative assessment of goodwill as of December 31, 2023 for its FGE reporting unit and concluded that it was more likely than not that the fair value was not less than the carrying value, including goodwill, and thus that a goodwill impairment charge was not warranted. Our conclusion was based on FGE’s general history of profitability and positive cash flows, the expectation that China’s currently challenging business environment in the healthcare sector will improve, and future positive impact of current increased investments in new product development.

When performing the quantitative assessment to calculate the fair value of a reporting unit, we consider both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon industry weighted average cost of capital ranges and include consideration of the implied risk inherent in our forecast. As a supplement, we conduct additional sensitivity analysis to assess the risk for potential impairment based upon changes in the key assumptions such as the discount rate, expected long-term growth rate, and cash flow projections.

Vaso performed a quantitative assessment of goodwill as of December 31, 2023 for its NetWolves reporting unit. Such assessment was prepared by Vaso’s management which considered, among other matters, a fair value opinion from a third-party business valuation firm. Fair value was estimated under the discounted cash flow method using historical results as of December 31, 2023 and projections through December 31, 2025, and under the historical transaction method by applying the implied “last full year” and “forward EBITDA” multiples in the original purchase of NetWolves in 2015 to their respective 2023 full year revenue and 2024-2025 forward EBITDA values. The two methods yielded an estimated excess of fair value over carrying value, including goodwill, of approximately $5.2 million, or

28%. The projections assumed a 5% annual revenue growth, an increase in gross margin rate between 0.5% and 1%, and a 1% growth in operating expenses. We believe these assumptions are reasonable based on U.S telecom market growth projections and our internal growth strategies; however, the discounted cash flow method is sensitive to small changes in the net cash flows arising from these estimated growth rates and failure to achieve them could result in an estimated fair value less than the carrying value, including goodwill. The terminal value element of the discounted cash flow method was calculated using a weighted average cost of capital of 11.9% (reflecting a debt/equity weighting of 25%/75% to cost of debt of 4.2% and cost of equity of 14.5%) and a long-term growth rate of 5%. Changes in debt weighting and long-term growth assumptions in the discounted cash flow method impacted the fair value determination as follows:

Equity Value ($000)
	Terminal Growth
Debt Weighting	4%	5%	6%
0%	$15,200	$16,100	$17,400
25%	$18,900	$20,800	$23,300
50%	$25,800	$30,300	$37,400

Based upon the completion of our annual test as of December 31, 2023, we determined that there was no impairment of goodwill and that the applicable reporting units’ estimated fair values were substantially in excess of their carrying amounts.

Intangible assets consist of the value of customer contracts and relationships, patent and technology costs, and software. The cost of significant customer-related intangibles is amortized in proportion to estimated total related revenue; cost of other intangible assets is generally amortized on a straight-line basis over the asset’s estimated economic life, which range from five to ten years. The Company capitalizes internal use software costs incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. We evaluate whether events or circumstances have occurred that warrant a revision to the remaining useful lives of intangible assets. In cases where a revision is deemed appropriate, the remaining carrying amounts of the intangible assets are amortized over the revised remaining useful life.

Recently Issued Accounting Pronouncements

Note C of the Notes to Consolidated Financial Statements includes a description of the Company’s evaluation of recently issued accounting pronouncements.

DESCRIPTION OF VASO’S AND ACHARI’S SECURITIES

Description of Vaso’s Securities Prior to the Business Combination

Common Stock

Pursuant to Vaso’s Certificate of Incorporation, Vaso is authorized to issue up to 250,000,000 shares of common stock, and holders of such common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Vaso’s common stock that are present virtually or represented by proxy. Except as otherwise provided by law, amendments to Vaso’s Certificate of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Vaso’s common stock. Vaso’s Certificate of Incorporation does not provide for cumulative voting in the election of directors. Holders of Vaso’s common stock will be entitled to such cash dividends as may be declared from time to time by the Vaso Board of Directors from funds available. Holders of Vaso’s common stock have no preemptive rights to purchase unissued shares of Vaso’s common stock. The issued and outstanding shares of Vaso’s common stock are not subject to any redemption provisions and are not convertible into any other shares of Vaso’s capital stock. Upon Vaso’s liquidation, dissolution or winding up, the holders of Vaso’s common stock will be entitled to receive pro rata all assets available for distribution to such holders.

Vaso’s common stock currently trades on the OTCQX® Best Market (the “OTCQX”) under the symbol “VASO”. The closing price of Vaso’s shares of common stock and warrants on the OTCQX on December 5, 2023, the last trading day before announcement of the execution of the Business Combination Agreement, was $0.21. The closing bid price of a share of Vaso common stock on the OTCQX on December 19, 2023 was $0.28. The market price of Vaso’s common stock could vary at any time before the Business Combination.

Preferred Stock

Pursuant to Vaso’s Certificate of Incorporation, Vaso is authorized to issue up to 1,000,000 shares of preferred stock, which may be issued from time to time in one or more series upon authorization by Vaso’s Board of Directors. Vaso’s Board of Directors, without further approval of Vaso’s stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock.

Dividend Policy

Over the past five years, Vaso has not declared or paid any dividends on its common stock. Vaso currently intends to retain future earnings, if any, to finance the expansion of its business. As a result, Vaso does not anticipate paying any cash dividends in the foreseeable future.

Comparison of the Rights of Holders of SPAC Shares, Vaso Shares and, after the Business Combination, Common Stock

The rights of the stockholders of Achari are currently governed by the DGCL and the Current Charter and the current bylaws of Achari. The rights of the stockholders of Vaso are currently governed by the DGCL and Vaso Charter and the current bylaws of Vaso. If the Business Combination is completed, Vaso stockholders will become stockholders of Achari, and their rights will be governed by the DGCL, the SPAC A&R CoI and the Bylaws.

The table below summarizes the material differences between the current rights of Achari stockholders, Vaso stockholders and the rights of Achari stockholders immediately following the Business Combination.

While we believe that the summary tables cover the material differences, these summary tables may not contain all of the information that is important to our stockholders. Our stockholders should carefully read this entire joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus for a more complete understanding of the differences between being a stockholder of Achari before the Business Combination, being a stockholder of Vaso and being a stockholder of Achari after the Business Combination. A copy of the SPAC A&R CoI is attached as Annex B to this joint proxy statement/prospectus.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Authorized Capital Stock	100,000,000 shares of common stock, with a par value of $0.0001 per share, and 1,000,000 shares of preferred stock with a par value of $0.0001 per share.

Vaso’s amended certificate of incorporation authorizes the issuance of up to 250,000,000 shares of common stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

The SPAC A&R CoI authorizes capital stock of up to 111,000,000 shares, $0.0001 par value per share, of which (i) 100,000,000 shares are Class A Common Stock, (ii) 10,000,000 shares are Class B Common Stock, and (iii) 1,000,000 shares are preferred stock.

Common Stock	One class of common stock with each share having equal voting and economic rights.	One class of common stock with each share having equal voting and economic rights.

Two classes of Common Stock, Class A and Class B, each of which may be issued upon authorization from our board of directors without the need for further stockholder approval.

Class A Common Stock.

Voting: The Class A Common Stock has one vote per share.

Economic Rights: Each share of Class A Common Stock has equal economic rights including dividend rights and liquidation rights.

Class B Common Stock.

Voting: The Class B Common Stock has one-hundred votes per share.

Economic Rights: The Class B Common Stock has no economic rights.

Conversion: Each shares of Class B Common Stock shall convert into one share of Class A Common Stock on the earlier of the notice of conversion of such share of Class B Common Stock or the five-year anniversary of its issuance.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Designation of Preferred Stock

The board of directors is authorized to provide, out of the authorized, unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to establish the number of shares to be included in each such series and to fix the designation, vesting powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

The board of directors is authorized to provide, out of the authorized, unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to establish the number of shares to be included in each such series and to fix the designation, vesting powers, preferences and relative, participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase (but not above the total number of authorized shares of the class) or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

The shares of Preferred Stock shall be issuable from time to time in one or more series, with respect to each of which series the Achari Board shall be authorized, without further approval from stockholders of Achari, to fix: (a) the designation of the series; (b) the number of shares of each series, which number the Achari Board may increase or decrease (but not below the number of shares thereof then outstanding); (c) the annual dividend rate of the series; (d) the dates at which dividends, if declared, shall be payable and the dates from which the dividends shall be cumulative and the redemption rights, if any, for shares of the series; (e) the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series; (f) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of Achari; (g) whether the shares of the series shall be convertible into Common Stock or other securities, and, if so, the conversion price or prices, any adjustments thereof, and all other terms and conditions upon which such conversion may be made; (h) restrictions on the issuance of the shares of the same series or of any other class or series; and (i) the voting rights, if any, exercisable by the holders of the shares of such series.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Number of Directors

The number of Achari directors, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the board of Achari.

Vaso’s amended certificate of incorporation provides that the number of directors shall consist of a minimum of three and a maximum of nine members, subject however to the number being from time to time increased or decreased in such manner as shall be provided in the bylaws. The number of directors shall not be reduced to less than three except that there need be only as many directors as there are stockholders in the event that the outstanding shares are held of record by fewer than three stockholders.

The Bylaws provide that the Achari Board shall determine how many directors serve on the Achari Board, provided that the Achari Board consists of a minimum of three directors.
		There are currently six directors serving on the Vaso board of directors.	The Vaso directors are expected to serve on the Achari Board.
Stockholder Nominations and Proposals

A majority of Achari’s independent directors may recommend a director nominee for selection by the board of directors.

Achari stockholders may also nominate a director for election to the board of directors by following the procedures set forth in the bylaws. Achari’s bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at its annual meeting of stockholders, must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be received by Achari’s secretary at its principal executive offices not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders.

Vaso’s amended certificate of incorporation provides that director nominations may be made by the board of directors, by a committee of the board of directors or by any stockholder entitled to vote for the election of directors. However, Vaso’s amended certificate of incorporation does not provide for other stockholder proposals.

The SPAC A&R CoI provides that nomination for the election of directors may be made by the Achari Board, by a committee of the Achari Board or by any stockholder entitled to vote for the election of directors. Unless provided otherwise in the Bylaws, nominations by stockholders of Achari shall be made by notice, in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Achari not less than 3 months nor more than 5 months prior to any meeting of the stockholders of Achari called for the election of directors.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Directors’ Terms of Office; Removal

Achari’s board of directors is divided into three classes with only one class of directors being elected in each year and each class (except for those directors appointed prior to its first annual meeting of stockholders) serving a three-year term.

Any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of Achari capital stock entitled to vote generally in the election of directors, voting together as a single class; provided that whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock.

Vaso’s bylaws provide that directors are elected at each annual meeting of stockholders, to hold office until the next annual meeting, and shall hold office until their respective successors are elected and qualified, or until such director’s earlier death, resignation or removal. The entire board of directors or any individual director may be removed from office (i) with cause or without cause, and (ii) only by the affirmative vote of the holders of at least a two-thirds of the shares then entitled to vote at an election of directors, or by the affirmative vote of two-thirds of the directors then in office.

The Bylaws provide that directors shall be elected at the annual meeting of stockholders or, if action by the stockholders without a meeting is permitted by applicable law, the directors may be elected by consent of the holders of that number which would be sufficient to elect the directors at the annual meeting. Any director may be removed, either with or without cause, at any time, by the affirmative vote of the holders of record of at least two-thirds (2/3) of the total number of shares of stock of Achari issued and outstanding, taken at a special meeting of the stockholders called and held for that purpose, or by the affirmative vote of two-thirds of the directors then in office, and the vacancy in the Achari Board caused by any such removal may be filled by the remaining directors or, if removal shall have been effected by a vote of the stockholders, by the stockholders.

Special Meetings of the Stockholders

Special meetings of stockholders may be called only by Achari’s Chief Executive Officer or the Achari Board pursuant to a resolution adopted by a majority of the Achari Board and may not be called by any other person.

Vaso’s bylaws provide that a special meeting of stockholders may be called by the Vaso board of directors or by stockholders owning at least forty percent (40%) of the total number of outstanding shares of any class of capital stock of Vaso.

The Bylaws provide that a special meeting of stockholders may be called by the Achari Board or by stockholders owning at least forty percent (40%) of the total number of outstanding shares of any class of capital stock of Achari.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Quorum

The presence, in person or by proxy, at a stockholders’ meeting of the holders of shares of outstanding Achari capital stock representing a majority of the voting power of all outstanding shares of Achari capital stock entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

The Bylaws provide that at all meetings of the stockholders, the holders of 40% of the issued and outstanding shares of capital stock of Vaso (of all classes) entitled to vote and as determined by voting power shall be present in person or by proxy to constitute a quorum for the transaction of any business.

The Bylaws provide that at all meetings of the stockholders, the holders of one-third (1/3) of the issued and outstanding shares of capital stock of Achari (of all classes) entitled to vote and as determined by voting power shall be present in person or by proxy to constitute a quorum for the transaction of any business.

Cumulative Voting	There are no cumulative voting rights for the election of directors.

Vaso’s amended certificate of incorporation and bylaws do not provide for cumulative voting rights in the election of its directors. Under the DGCL, cumulative voting is permitted only when authorized in the certificate of incorporation.

The SPAC A&R CoI and the Bylaws do not provide for cumulative voting rights in the election of Achari’s directors. Under the DGCL, cumulative voting is permitted only when authorized in the certificate of incorporation.

Voting	Each share of common stock is entitled to one vote per share on all matters to be voted upon by stockholders. Stockholders may vote by proxy.	Holders of shares of Vaso capital stock are entitled to one vote for each such share on all matters voted on by the stockholder and on any matter presented to the stockholders of Vaso.

The SPAC A&R CoI provides that (i) each share of Class A Common Stock is entitled to one vote, and (ii) each share of Class B Common Stock is entitled to 100 votes, for each such share on all matters voted on by the stockholders of Achari and on any matter presented to the stockholders of Achari.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Vacancies

Newly created directorships resulting from an increase in the number of directors and any vacancies on the Achari Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified.

Vaso’s bylaws provide that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by the stockholders, a majority of the directors then in office, although less than a quorum, or a sole remaining director.

The SPAC A&R CoI provides that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office, unless sooner removed, until the next annual election and until their respective successors are duly elected and qualified.

Election of Directors	The election of directors is to occur at a duly called meeting of the stockholders of Achari.

Vaso’s bylaws provide that any election of directors by stockholders shall occur at each of the annual meetings of stockholders or, if action by the stockholders without a meeting is permitted by applicable law, the directors may be elected by consent of the holders of that number which would be sufficient to elect the directors at the annual meeting.

The Bylaws provide that any election of directors by stockholders shall occur at each of the annual meetings of stockholders.
Stockholder Action by Written Consent

Any action required or permitted to be taken by Achari’s common stockholders must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders other than with respect to the Founder Shares.

Vaso’s bylaws provide that any action required by law to be taken at any annual or special meeting of stockholders, or any action permitted to be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, to the extent permitted by applicable law, with the written consent of the holders of record of that number of outstanding shares of Vaso which is then required to authorize such action, provided that such written consent shall be filed with the minutes of proceedings of the stockholders, and provided further that written notice of such action shall be given as required by law to all nonconsenting stockholders.

The Bylaws provide that any action required or permitted to be taken at any meeting of the stockholders (including the annual meeting) may, to the extent permitted by applicable law, be taken without a meeting with the written consent of the holders of record of that number of outstanding shares of Achari which is then required to authorize such action, provided that such written consent shall be filed with the minutes of proceedings of the stockholders, and provided further that written notice of such action shall be given as required by law to all nonconsenting stockholders.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Notice of Stockholder Meetings

Notice of the date, time and place, if any, of all meetings of stockholders, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in writing not less than 10 nor more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

Vaso’s bylaws provide that notice of the date, time and place, if any, of all meetings of stockholders, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in writing or electronic transmission not less than 10 nor more than 50 days before the date of the meeting to each stockholder of record entitled to vote at such meeting.

The Bylaws provide that notice of the place, date and time of each annual and special meeting of stockholders and, in the case of a special meeting, the purposes thereof, shall be given personally or by first-class prepaid mail to each stockholder entitled to vote at such meeting, not less than ten (10) and not more than fifty (50) days before the date of such meeting.

Conversion Rights and Protective Provisions	Holders of Achari capital stock do not have any preemptive, conversion or other protective rights.	Vaso’s amended certificate of incorporation does not provide the holders of Vaso capital stock preemptive, conversion or other protective rights.	The SPAC A&R CoI does not provide the holders of Achari capital stock preemptive, conversion or other protective rights.
Forum Selection

Unless Achari consents in writing to the selection of an alternative forum, the sole and exclusive forum for (a) any derivative action or proceeding brought on its behalf, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent to it or its stockholders, (c) any action asserting a claim arising pursuant to any provision of the DGCL, Achari’s certificate of incorporation or bylaws, or (d) any action asserting a claim governed by the internal affairs doctrine, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks jurisdiction over such action or proceeding, then another court of the State of Delaware or, if no court of the State of Delaware has jurisdiction, then the United States District Court for the District of Delaware).

		Neither the certificate incorporation nor bylaws of Vaso include a forum selection provision.	Neither the SPAC A&R CoI nor the Bylaws include a forum selection provision.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Indemnification of Officers and Directors

Achari’s officers and directors will be indemnified by Achari to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, the Current Charter provides that Achari’s directors will not be personally liable for monetary damages for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to Achari or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

Vaso’s bylaws provide that Vaso shall, to the fullest extent permitted by the DGCL, indemnify and hold harmless each person who was or is made a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of Vaso or is or was serving at the request of Vaso as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise, against all expenses, judgments, fines and amounts paid in settlement actually incurred by such person in connection therewith, but only to the extent permitted under the laws of Delaware.

No director of Vaso shall be personally liable to Vaso or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter is respect of which such director shall be liable under Section 174 of Title 8 of the DGCL.

The SPAC A&R CoI provides that no director of Achari shall be personally liable to Achari or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of Title 8 of the DGCL

Declaration and Payment of Dividends	Achari’s board of directors may from time to time declare, and Achari may pay, dividends (payable in cash, property or shares of Achari’s capital stock) on its outstanding shares of capital stock.

The Vaso board of directors has the right to declare dividends as provided under the DGCL. Vaso’s bylaws provide that Vaso shall be entitled to recognize the exclusive right of a person in whose name any share or shares stand on the record of stockholders as the owner of such share or shares, including the right to receive dividends or other distributions.

Neither the SPAC A&R CoI nor the Bylaws include a declaration on payment of dividends.

Provision	Achari (Pre-Merger)	Vaso	Achari (Post-Merger)
Amendments; General Provisions

Amendments to the Current Charter require the affirmative vote of 65% of the holders of Achari’s outstanding capital stock if such amendment relates to Article IX thereof relating to business combinations.

Achari’s board of directors may adopt, amend, alter or repeal Achari’s bylaws. The affirmative vote of a majority of the Achari Board shall be required to adopt, amend, alter or repeal Achari’s bylaws. Achari’s bylaws also may be adopted, amended, altered or repealed by the Achari stockholders, with limited restrictions.

Vaso’s amended certificate of incorporation may be amended by resolution of the Vaso Board of Directors if no shares have been issued, and if shares have been issued, by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon, or when authorized, when such action is ratified by the written consent of all the stockholders entitled to vote thereon.

Except as otherwise provided by law, Vaso’s bylaws may be adopted at any annual or special meeting of the stockholders by a majority of the total votes of the stockholders present in person or represented by proxy and entitled to vote on such action.

The SPAC A&R CoI may be amended by the affirmative vote at a meeting of the holders of at least a majority of the shares entitled to vote thereon called for that purpose (or, unless the Bylaws provide otherwise, by the lowest percentage permitted under Delaware law) or when such action is ratified by the written consent of the stockholders of Achari.

The Bylaws may be amended or repealed or new bylaws may be adopted at any annual or special meeting of the stockholders by a majority of the total votes of the stockholders present in person or represented by proxy and entitled to vote on such action; provided, however, that the notice of such meeting shall have been given as provided in the Bylaws.

Description of Achari’s Securities Prior to the Business Combination

The total number of shares of the authorized capital stock, each with a par value of $0.0001 per share, which Achari is authorized to issue, is 101,000,000 shares, consisting of (a) 100,000,000 shares of common stock, and (b) 1,000,000 shares of preferred stock. There are currently 2,809,010 shares of common stock of Achari issued and outstanding. The following description does not account for any changes that might occur as a result of the Reverse Stock Split.

Units

Each Unit consists of one share of Achari’s common stock and one redeemable warrant. Each redeemable warrant entitles the holder thereof to purchase three quarters of one share of Achari’s common stock. Each redeemable warrant has an exercise price of $11.50 per whole share and will expire on the five year anniversary of the effective date of our registration statement. In addition, we will not issue fractional shares. As a result, holders thereof must exercise warrants in multiples of four warrants for three full shares, at a price of $11.50 per full share, subject to adjustment, to validly exercise their respective warrants.

Holders have the option to continue to hold Units or separate their respective Units into the component securities. If a holder desires to separate the Units into Public Shares and warrants, a holder needs to have its broker contact our transfer agent.

Shares of common stock

As of July 16, 2024, 2,809,010 shares of our common stock were outstanding, consisting of 309,010 Public Shares underlying the Units issued as part of our IPO and 2,500,000 Founder Shares. Pursuant to the terms of the Sponsor Letter Agreement, the number of Founder Shares outstanding shall be reduced to 750,000 at the time of the Business Combination.

Our common stockholders of record are entitled to one vote for each share held on all matters to be voted on by our stockholders. Holders of the Public Shares and holders of the Founder Shares will vote together on all matters submitted to a vote of our stockholders, except as required by law. Unless specified in the Current Charter or our current bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of our shares of common stock that are voted is required to approve any such matter voted on by our stockholders. The Achari Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of our directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Our stockholders are entitled to receive ratable dividends when, as and if declared by the Achari Board out of funds legally available therefor.

In accordance with Nasdaq corporate governance requirements, we are not required to hold an annual meeting until no later than one year after our first fiscal year end following our listing on Nasdaq. Under Section 211(b) of the DGCL, we are, however, required to hold an annual meeting of stockholders for the purposes of electing directors in accordance with our bylaws, unless such election is made by written consent in lieu of such a meeting. We may not hold an annual meeting of stockholders to elect new directors prior to the consummation of our initial business combination, and thus we may not be in compliance with Section 211(b) of the DGCL, which requires an annual meeting. Therefore, if our stockholders want us to hold an annual meeting prior to the consummation of our initial business combination, they may attempt to force us to hold one by submitting an application to the Delaware Court of Chancery in accordance with Section 211(c) of the DGCL.

We will provide our stockholders with the opportunity to redeem all or a portion of their respective Public Shares upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares, subject to the limitations described herein. The amount in the Trust Account was initially approximately $10.15 per Public Share. The per-share amount we will distribute to investors who properly redeem their respective shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters of our IPO. Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their respective redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial business combination. Unlike many blank check companies that hold stockholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a stockholder vote is not required by law and we do not decide to hold a stockholder vote for business or other legal reasons, we will, pursuant to the Current Charter, conduct the redemptions pursuant to the tender offer rules of the SEC and file tender offer documents with the SEC prior to completing our initial business combination. The Current Charter requires these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a stockholder approval of the transaction is required by law, or we decide to obtain stockholder approval for business or other legal reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek stockholder approval, we will complete our initial business combination only if a majority of the outstanding shares of common stock voted are voted in favor of the initial business combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of Achari representing a majority of the voting power of all outstanding shares of capital stock of Achari entitled to vote at such meeting.

However, the participation of our Sponsor, officers, directors, advisors or their affiliates in privately negotiated transactions, if any, could result in the approval of our initial business combination even if a majority of our Public Stockholders vote, or indicate their intention to vote, against such business combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. We intend to give approximately 30 days (but not less than 10 days nor more than 60 days) prior written notice of any such meeting, if required, at which a vote shall be taken to approve our initial business combination. These quorum and voting thresholds, and the voting agreements of our initial stockholders, may make it more likely that we will consummate our initial business combination.

If we seek stockholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, the Current Charter provides that a Public Stockholder, together with any affiliate of such stockholder or any other Person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act) is restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares of common stock sold in our IPO (i.e., the Excess Shares) without our prior consent. However, we would not be restricting our stockholders’ ability to vote all of their respective shares (including Excess Shares) for or against our initial business combination. Our stockholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such stockholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such stockholders will not receive redemption distributions with respect to the Excess Shares if we complete the initial business combination. And, as a result, such stockholders will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell their stock in open market transactions, potentially at a loss.

If we seek stockholder approval in connection with our initial business combination, pursuant to the letter agreement, our Sponsor, officers and directors have agreed to vote their respective Founder Shares and any Public Shares purchased during or after our IPO (including in open market and privately negotiated transactions) in favor of our initial business combination. As a result, the Founder Shares alone will be sufficient to vote in favor of an initial business combination in order to have our initial business combination approved. Additionally, each Public Stockholder may elect to redeem its Public Shares irrespective of whether it votes for or against, or abstains from voting for or against, the proposed transaction (subject to the limitation described in the preceding paragraph).

On December 18, 2023, Achari held a special meeting in lieu of an annual meeting of Achari’s stockholders at which its stockholders approved (i) a proposal to amend its Fourth Amended and Restated Certificate of Incorporation to revise its then-existing extension option, which provided that it had the option of extending the period by which it must consummate a business combination from January 19, 2024, to July 19, 2024 with such extension option exercisable in six single-month increments, known as the Fifth CoI Monthly Extension Options, for an additional six-month aggregate total extension period if each Fifth CoI Monthly Extension Option is exercised; (ii) a proposal to amend our charter to eliminate the Redemption Limitation in order to allow Achari to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if Achari so chooses in its sole discretion; and (iii) a proposal to amend our Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, to provide that the expiration date provided for in the Trust Agreement may be extended, at our option, and on a monthly basis, pursuant to the exercise of Fifth CoI Monthly Extension Option(s), up to and until July 19, 2024; provided that, in order to exercise a single Fifth CoI Monthly Extension Option, we must deposit into the Trust Account the lesser of (x) $100,000, and (y) $0.04 for each share of our common stock included in the Units which were sold in our IPO and which remain outstanding on the date of such deposit. In connection with the stockholders’ vote at the December 18, 2023 meeting, Achari was advised that holders of 87,380 shares of Achari common stock exercised their right to redeem their respective shares for cash at a price of $10.91 per share, for an aggregate payment of $952,939.89, which was subsequently withdrawn from the Trust Account to redeem such shares.

On July 16, 2024, Achari held a special meeting of its stockholders (the “July 2024 Special Meeting”), at which Achari’s stockholders approved proposals allowing for the extension of Achari’s deadline to consummate a business combination, from the existing deadline of July 19, 2024, to October 19, 2024 (assuming Achari exercises each of the Sixth CoI Monthly Extension Options), in order to provide sufficient time for Achari to consummate the Business Combination. In connection with the stockholders’ vote at the July 2024 Special Meeting, Achari was advised that holders of 241,931 SPAC Shares exercised their respective rights to redeem their SPAC Shares for cash at a price of $11.48 per share, resulting in an aggregate payment of $2,777,935.66 to such redeeming stockholders, which was subsequently withdrawn from the Trust Account to redeem such shares. As of the date hereof, Achari has exercised one of its Sixth CoI Monthly Extension Options. As of July 16, 2024 (and reflecting the withdrawal of funds in connection with the redemption of the shares previously described), the Trust Account had a balance of approximately $3,560,520.

Our Public Stockholders will not be entitled to vote or redeem their respective shares in connection with any such extensions. In the event that our Sponsor elects to extend the time to complete a business combination and deposits the applicable amount of money into trust, the Sponsor would receive a non-interest bearing, unsecured promissory note equal to the amount of any such deposit that will not be repaid in the event that we are unable to close a business combination unless there are funds available outside the Trust Account to do so. Such non-interest bearing, unsecured promissory note may be convertible into warrants, at a price of $0.75 per warrant, at the option of our Sponsor. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. In the event that we receive notice from our Sponsor 5 days prior to the applicable deadline of its intent to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our Sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our initial business combination. To the extent that some, but not all, of our Sponsor’s affiliates or designees decide to extend the period of time to consummate our initial business combination, such affiliates or designees may deposit the entire amount required. If we are unable to consummate our initial business combination within such time period, we will, as promptly as possible, but not more than 10 business days thereafter, redeem 100% of our outstanding Public Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (and up to $100,000 of interest to pay liquidation expenses), and then seek to dissolve and liquidate. However, we may not be able to distribute such amounts as a result of claims of creditors which may take priority over the claims of our Public Stockholders.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within the prescribed time period. However, if our initial stockholders acquire Public Shares in or after our IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination within the prescribed time period.

Alternatively, we may propose an amendment to the Current Charter to extend the timing of our obligation to allow redemption in connection with our initial business combination. In such case, our stockholders would be required to approve such amendment and we would be obligated to offer to redeem our Public Shares in connection therewith.

In the event of a liquidation, dissolution or winding up of Achari after an initial business combination, our stockholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of stock, if any, having preference over our common stock. Our stockholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to our common stock, except that we will provide our stockholders with the opportunity to redeem their respective Public Shares for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The Founder Shares are identical to the Public Shares included in the Units that were sold in our IPO, and holders of Founder Shares have the same stockholder rights as Public Stockholders, except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below; (ii) our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed (A) to waive their redemption rights with respect to any Founder Shares and any Public Shares held by them in connection with the completion of our initial business combination, (B) to waive their redemption rights with respect to their respective Founder Shares and Public Shares in connection with a stockholder vote to approve an amendment to our Current Charter (x) to modify the substance or timing of our obligation to offer redemption rights in connection with any proposed initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Public Shares if we do not complete our initial business combination within the prescribed time period, or (y) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, and (C) to waive their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within the prescribed time period, although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if we fail to complete our initial business combination within such time period; and (iii) they are entitled to registration rights. If we submit our initial business combination to our Public Stockholders for a vote, our Sponsor, officers and directors have agreed, pursuant to the letter agreement, to vote any Founder Shares held by them and any Public Shares purchased during or after our IPO (including in open market and privately negotiated transactions) in favor of our initial business combination.

With certain limited exceptions, the Founder Shares are not transferable, assignable or salable (except to our officers and directors and other persons or entities affiliated with our Sponsor, each of whom will be subject to the same transfer restrictions) until (1) with respect to 50% of the Founder Shares, the earlier of six months after the date of the consummation of our initial business combination and the date on which the closing price of our common stock exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after our initial business combination, and (2) with respect to the remaining 50% of the Founder Shares, six months after the date of the consummation of our initial business combination, or earlier, in either case, if, subsequent to our initial business combination, we consummate a liquidation, merger, share exchange or other similar transaction which results in all of our stockholders having the right to exchange their respective shares for cash, securities or other property.

The Sponsor and each of Achari’s directors and officers agreed to waive the redemption rights to any SPAC shares that they hold (including the Founder Shares) in (i) the Insider Letter dated October 14, 2021, and (ii) the Sponsor Letter Agreement to be entered into simultaneously with the consummation of the Business Combination Agreement. Although no compensation is expressly granted pursuant to either the Insider Letter or the Sponsor Letter Agreement, Achari’s Sponsor and its directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a stockholder and may incentivize them to waive their redemption rights. For the avoidance of doubt, the Put Option Agreement to be entered into between the Sponsor and Vaso in connection with the Business Combination was agreed to as a component of the economic negotiations with respect to the Business Combination and not as a form of compensation for any agreement by the Sponsor not to redeem any SPAC shares or other waiver of redemptions rights, which such waiver of redemption rights was separately agreed to by the Sponsor as described above in connection with the Insider Letter and Sponsor Letter Agreement. See “Proposal 1 — The Business Combination Proposal — Interests of Achari’s Directors and Officers and Others in the Business Combination”.

In particular, these interests include, among other things, the rights granted under the Put Option Agreement. The Put Option Agreement governs the transfer and exercise of put options for certain shares and provides a framework for the transfer and exercise of these put options, outlining specific conditions and procedures for their exercise. The Sponsor will then gain the right to put to the post-Business Combination company up to 750,000 SPAC New Shares at $8.00 per share. If the Closing occurs, then Vaso shall pay, or cause to be paid the Unpaid SPAC Expenses not exceeding $4,500,000 (and at the time of the execution of the Business Combination Agreement, Achari estimated that without adjustments to its obligations, it would not meet this closing condition, as the Unpaid SPAC Expenses at such time totaled approximately $6.7 million, and, as of the date hereof, total approximately $8.6 million). See “Risk Factors — If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur” for further information regarding the closing condition in the Business Combination Agreement relating to Unpaid SPAC Expenses, including with respect to borrowings by Achari under the Vaso Working Capital Letter Agreement. See “Proposal 1 — The Business Combination Proposal — Related Agreements — Put Option Agreement”.

Preferred Stock

Our Current Charter provides that shares of preferred stock may be issued from time to time in one or more series. The Achari Board will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. The Achari Board will be able to, without stockholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of our common stock and could have anti-takeover effects. The ability of the Achari Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. We have no preferred stock outstanding at the date hereof. Although we do not currently intend to issue any shares of our preferred stock, we cannot assure you that we will not do so in the future.

Redeemable Warrants

Public Stockholders’ Warrants

As of July 16, 2024, we had 10,000,000 Public Warrants outstanding. Each Public Warrant entitles the registered holder to purchase three quarters of one share of our common stock at a price of $11.50 per share, subject to adjustment as described herein, at any time commencing on the later of (a) 30 days after the completion of our initial business combination and (b) one year from the closing of Achari’s IPO. Pursuant to the warrant agreement, a warrantholder may redeem its warrants only for a whole number of shares. This means that only a number in multiples of four of warrants may be exercised at any given time by a warrantholder. The warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant will be exercisable and we will not be obligated to issue shares upon exercise of a warrant unless shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a Unit containing such warrant will have paid the full purchase price for the Unit solely for the Public Shares underlying such Unit.

We have agreed that as soon as practicable, but in no event later than 15 business days after the closing of our initial business combination, we will use our best efforts to file with the SEC a registration statement covering the shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of our initial business combination, warrant holders may, until such time as there is an effective registration statement, and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement, and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their respective warrants on a cashless basis.

Once the warrants become exercisable, we may call the warrants for redemption:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        upon not less than 30 days’ prior written notice of redemption to each warrantholder; and

•        if, and only if, the reported last sale price of the Public Shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before we send the notice of redemption to the warrantholders.

If and when the warrants become redeemable by us, we may not exercise our redemption right if the issuance of shares of our common stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or we are unable to effect such registration or qualification. We will use our best efforts to register or qualify such shares of our common stock under the blue sky laws of the state of residence in those states in which the warrants were offered by us in our IPO.

In the event we determine to redeem the warrants, holders of our redeemable warrants would be notified of such redemption as described in our warrant agreement. Specifically, in the event that we elect to redeem all of the redeemable warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Warrant Agreement, attached as Exhibit 4.1 to this joint proxy statement/prospectus, will be conclusively presumed to have been duly given whether or not the registered holder received such notice. Accordingly, if a holder fails to actually receive the notice or otherwise fails to respond on a timely basis, it could lose the benefit of being a holder of a redeemable warrant.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Public Shares may fall below the $16.50 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis”. In determining whether to require all holders to exercise their respective warrants on a “cashless basis”, our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their respective warrants for that number of shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (as defined below) by (y) the fair market value. The “fair market value” as used in the preceding sentence shall mean the average reported last sale price of the Public Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination. If we call our warrants for redemption and our management does not take advantage of this option, our Sponsor and its permitted transferees would still be entitled to exercise their Private Placement Warrants for cash or on a cashless basis using the same formula described above that other warrantholders would have been required to use had all warrantholders been required to exercise their respective warrants on a cashless basis, as described in more detail below.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such Person (together with such Person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (or such other amount as a holder may specify) of our shares outstanding immediately after giving effect to such exercise.

If the number of outstanding Public Shares is increased by a stock dividend payable in Public Shares, or by a split-up of Public Shares or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding Public Shares. A rights offering to holders of Public Shares entitling holders to purchase Public Shares at a price less than the fair market value will be deemed a stock dividend of a number of shares equal to the product of (i) the number of shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for shares), and (ii) one (1) minus the quotient of (x) the price per share paid in such rights offering, divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Public Shares, in determining the price payable for Public Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, and (ii) fair market value means the volume weighted average price of Public Shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Public Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Public Shares on account of such Public Shares (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Public Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Public Shares in connection with a stockholder vote to amend the Current Charter (i) to modify the substance or timing of our obligation to offer redemption rights in connection with any proposed initial business combination or certain amendments to our charter prior thereto or to redeem 100% of our Public Shares if we do not complete our initial business combination within the prescribed time period, or (ii) with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity, or (e) in connection with the redemption of our Public Shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Public Share in respect of such event.

If the number of outstanding Public Shares is decreased by a consolidation, combination, reverse stock split or reclassification of Public Shares or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding Public Shares.

Whenever the number of shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding Public Shares (other than those described above or that solely affects the par value of such Public Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Public Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised its warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Public Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants in order to determine and realize the option value component of the warrant. This formula is to compensate the warrantholder for the loss of the option value portion of the warrant due to the requirement that the warrantholder exercise the warrant within 30 days of the event. The Black-Scholes model is an accepted pricing model for estimating fair market value where no quoted market price for an instrument is available.

The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement set forth in our IPO registration statement, or to correct any defective provision, but requires the approval of the holders of at least a majority of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrantholders do not have the rights or privileges of holders of Public Shares and any voting rights until they exercise their respective warrants and receive shares. After the issuance of shares upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by our stockholders.

In addition, if (x) we issue additional shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at a Newly Issued Price (as defined in the warrant agreement) of less than $9.50 per Public Share (with such issue price or effective issue price to be determined in good faith by the Achari Board and, in the case of any such issuance to our Sponsor or its affiliates, without taking into account any Founder Shares held by our Sponsor or such affiliates, as applicable, prior to such issuance), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the Market Value (as defined in the warrant agreement) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $16.50 per share redemption trigger price described above will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price. No fractional shares will be issued upon exercise of the warrants.

No fractional interests in a share will be issued upon exercise of a warrant. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of Public Shares to be issued to the warrantholders.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of an initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial conditions subsequent to completion of an initial business combination. The payment of any cash dividends subsequent to an initial business combination will be within the discretion of the Achari Board at such time. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Private Placement Warrants

As of July 16, 2024, we had 7,133,333 Private Placement Warrants outstanding, although pursuant to the terms of the Sponsor Letter Agreement, such amount shall be reduced to 1,000,000 at the time of the Business Combination. The Private Placement Warrants (including the shares issuable upon exercise of the Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions, to our officers and directors and other persons or entities affiliated with our Sponsor) and they will not be redeemable by us so long as they are held by our Sponsor or its permitted transferees. Our Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis. Except as described below, the Private Placement Warrants have terms and provisions that are identical to those of the warrants sold as part of the Units in our IPO, including as to exercise price, exercisability and exercise period. If the Private Placement Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by us and exercisable by the holders thereof on the same basis as the warrants included in the Units sold in our IPO.

If holders of the Private Placement Warrants elect to exercise them on a cashless basis, they would pay the exercise price by surrendering their respective warrants for that number of shares equal to the quotient obtained by dividing (x) the product of the number of shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. For these purposes, the “fair market value” shall mean the average reported last sale price of the Public Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of warrant exercise is sent to the warrant agent. The reason that we have agreed that these warrants will be exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees is because it is not known at this time whether they will be affiliated with us following an initial business combination. If they remain affiliated with us, their ability to sell our securities in the open market will be significantly limited. We expect to have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike Public Stockholders who could sell the shares issuable upon exercise of the warrants freely in the open market, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

In order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. Up to $1,500,000 of such loans may be convertible into warrants at a price of $0.75 per warrant at the option of the lender. The $1,500,000 conversion limit does not apply to notes issued to our Sponsor in connection with an extension of time available for completing an initial business combination. Such warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period.

Our Sponsor has agreed not to transfer, assign or sell any of the Private Placement Warrants (including the shares issuable upon exercise of any of these warrants) until the date that is 30 days after the date we complete our initial business combination, except, among other limited exceptions as described in our registration statement, for transfers made to our officers and directors and other persons or entities affiliated with our Sponsor.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, attached as Exhibit 4.1 to this joint proxy statement/prospectus, will be brought and enforced in the courts of the State of New York in the Borough of Manhattan or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Achari’s Transfer Agent and Warrant Agent

The transfer agent for Achari’s shares of common stock and warrant agent for Achari’s warrants is Continental Stock Transfer & Trust Company.

Capital Stock of Achari after the Business Combination

The following summary sets forth the material terms of Achari’s securities following the completion of the Business Combination. The following summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified by reference to the SPAC A&R CoI, a form of which is attached as Annex B to this joint proxy statement/prospectus. We urge you to read the SPAC A&R CoI and the Bylaws in their entirety for a complete description of the rights and preferences of Achari’s securities following the Business Combination. The following description does not account for any changes that might occur as a result of the Reverse Stock Split.

Authorized and Outstanding Stock

Achari’s authorized capital stock will consist of 110,000,000 shares of Common Stock, $0.0001 par value per share, and 1,000,000 shares of Preferred Stock, of which:

•        100,000,000 shares shall be Class A Common Stock;

•        10,000,000 shares shall be Class B Common Stock; and

•        1,000,000 shares shall be Preferred Stock.

Common Stock

Class A Common Stock

Voting.    The holders of Class A Common Stock will be entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent).

Dividends.    The holders of Class A Common Stock will be entitled to receive, ratably, dividends only if, when and as declared by the Achari Board out of funds legally available therefor and after provision is made for each class of capital stock having preference over the Common Stock. Within the past five years, neither Vaso nor Achari has paid dividends on any of its capital stock, and the management of Achari does not anticipate that the post-Business Combination company will pay any cash dividends in the foreseeable future but instead that it will retain future earnings, if any, to finance the expansion of its business.

Liquidation Rights.    In the event of Achari’s liquidation, dissolution or winding-up, the holders of Class A Common Stock will be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the Common Stock.

Preemptive and Similar Rights.    The holders of Class A Common Stock will have no preemptive or similar rights.

Redemption.    There will be no redemption or sinking fund provisions applicable to the Class A Common Stock. All of the outstanding shares of Class A Common Stock will be fully-paid and nonassessable.

Class B Common Stock

No shares of Class B Common Stock will be issued or outstanding immediately after the consummation of the Business Combination. However, at any point following the Effective Time, we may issue Class B Common Stock upon authorization from the Achari Board, without the need for further stockholder approval.

Voting.    The holders of Class B Common Stock will be entitled to 100 votes for each share held of record on all matters on which the holders are entitled to vote (or consent pursuant to written consent).

Dividends.    The holders of Class B Common Stock are solely entitled to vote and shall not have any economic interest in Achari including any dividend rights.

Liquidation Rights.    The holders of Class B Common Stock are solely entitled to vote and shall not have any economic interest in Achari including any liquidation rights.

Preemptive and Similar Rights.    The holders of Class B Common Stock will have no preemptive or similar rights.

Redemption.    There will be no redemption or sinking fund provisions applicable to the Class B Common Stock. All of the outstanding shares of Class B Common Stock will be fully-paid and nonassessable.

Conversion.    Each share of Class B Common Stock converts into one share of Class A Common Stock at the earlier of the election of the holder of Class B Common Stock or the five-year anniversary of its issuance.

For more information, see the section entitled “Risk Factors — The dual class structure of our Common Stock after the Business Combination will have the effect of concentrating voting control with the holders of our Class B Common Stock; this will limit or preclude your ability to influence corporate matters”.

Preferred Stock

No shares of Preferred Stock will be issued or outstanding immediately after the consummation of the Business Combination. The Achari Board will have the authority to issue shares of Preferred Stock from time to time on terms it may determine, to divide shares of Preferred Stock into one or more series and to fix the designations, preferences, privileges and restrictions of Preferred Stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series to the fullest extent permitted by the DGCL.

Warrants

Upon completion of the Business Combination, all of the warrants to purchase Achari common stock will, pursuant to their respective terms, be automatically adjusted to represent the right to purchase an equal number of shares of Common Stock on the same terms and conditions as the original warrants. See the section titled “Description of Vaso’s and Achari’s Securities — Description of Achari’s Shares Prior to the Business Combination — Redeemable Warrants” for terms and conditions of the Achari warrants.

Anti-Takeover Effects of the SPAC A&R CoI, the Bylaws and Certain Provisions of Delaware Law

The SPAC A&R CoI, the Bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the Achari Board and to discourage certain types of transactions that may involve an actual or threatened acquisition of Achari. These provisions are intended to avoid costly takeover battles, reduce Achari’s vulnerability to a hostile change of control or other unsolicited acquisition proposal and enhance the ability of the Achari Board to maximize stockholder value in connection with any unsolicited offer to acquire Achari. However, these provisions may have the effect of delaying, deterring or preventing a merger or acquisition of Achari by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the prevailing market price for the shares of Common Stock. The SPAC A&R CoI will provide that any action required or permitted to be taken at any meeting of the stockholders (including the annual meeting) may, to the extent permitted by applicable law, be taken without a meeting with the written consent of the holders of record of that number of outstanding shares of Achari which is then required to authorize such action, provided that such written consent shall be filed with the minutes of proceedings of the stockholders, and provided further that written notice of such action shall be given as required by law to all nonconsenting stockholders. See also “Risk Factors — Risks Related to the Business Combination — Delaware law and the SPAC A&R CoI and the Bylaws will contain certain provisions, including anti-takeover provisions that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable”.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of Nasdaq, which would apply if and so long as the Common Stock remains listed on Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be issued in the future may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

One of the effects of the existence of unissued and unreserved Common Stock may be to enable the Achari Board to issue shares to Persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of Achari by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their respective shares of Common Stock at prices higher than prevailing market prices.

Class B Common Stock

Pursuant to the SPAC A&R CoI, holders of Class A Common Stock are entitled to one vote per share of the same, while holders of Class B Common Stock are entitled to one hundred votes per share of the same, and all such holders will vote together as a single class except as otherwise required by applicable law. If Class B Common Stock were to be issued, it could concentrate voting power with the holders of Class B Common Stock. Were the Achari Board to issue shares of Class B Common Stock to management, such issuance could render more difficult or discourage an attempt to obtain control of Achari by means of a merger, tender offer, proxy contest or otherwise and thereby protect the continuity of management and possibly deprive stockholders of opportunities to sell their respective shares of Common Stock at prices higher than prevailing market prices.

Election of Directors and Vacancies

The SPAC A&R CoI will provide that the Achari Board will determine the number of directors who will serve on the board, subject to the rights of the holders of any series of preferred stock to elect additional directors. The exact number of directors will be fixed solely and exclusively by resolution duly adopted from time to time by the Achari Board.

In addition, the SPAC A&R CoI will provide that any vacancy on the Achari Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the death, resignation, disqualification or removal of a director, may be filled only by a majority of the directors then in office, even if less than a quorum, subject to the rights, if any, of the holders of preferred stock.

Notwithstanding the foregoing provisions of this section, each director will serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Achari Board will shorten the term of any incumbent director.

Business Combinations

Achari is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the Person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

•        prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•        upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by Persons who are directors and also officers, and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

•        on or subsequent to the time of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66⅔% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a Person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Such provisions may encourage companies interested in acquiring Achari to negotiate in advance with the Achari Board because the stockholder approval requirement would be avoided if the Achari Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, such provisions also could discourage attempts that might result in a premium over the market price for the shares held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Quorum

The Bylaws will provide that, at any meeting of the Achari Board, a majority of the directors then in office constitutes a quorum for all purposes.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The SPAC A&R CoI does not authorize cumulative voting.

Requirements for Advance Notification of Special Stockholder Meetings, Nominations and Proposals

The SPAC A&R CoI and the Bylaws establish advance notice procedures with respect to special meetings. Notice shall be given personally or by first-class prepaid mail to each stockholder entitled to vote at such meeting, not less than ten (10) and not more than fifty (50) days before the date of such meeting. Nominations for the election of directors may be made by the Achari Board, by a committee of the Achari Board or by any stockholder entitled to vote for the election of directors. Unless provided otherwise in the Bylaws, nominations by stockholders of Achari shall be made by notice, in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of Achari not less than 3 months nor more than 5 months prior to any meeting of the stockholders of Achari called for the election of directors.

Amendment Provisions

The SPAC A&R CoI and the Bylaws will provide that the Achari Board, by the affirmative vote of a majority of the Achari Board, is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, the Bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware.

Any amendment, alteration, rescission or repeal of the Bylaws by Achari’s stockholders requires the affirmative vote of the holders of at least a majority in voting power of all the then outstanding shares of Achari stock entitled to vote thereon, voting together as a single class.

The SPAC A&R CoI will provide that it may be amended, altered, changed or repealed in accordance with the DGCL.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The SPAC A&R CoI includes a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to Achari or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of Achari and its stockholders, through stockholders’ derivative suits on Achari’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Bylaws provide that Achari must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL.  Achari is also expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for directors, officers and certain employees for some liabilities. Achari believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the SPAC A&R CoI and the Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Achari and its stockholders. In addition, your investment may be adversely affected to the extent Achari pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Achari believes that these provisions, liability insurance and indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Achari’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Achari has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of the Achari’s or Vaso’s respective directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of Common Stock will be Continental Stock Transfer & Trust Company.

Listing

Achari intends to apply to list its common stock and warrants on Nasdaq under the symbol “VASO” and “VASOW”. respectively.

EXECUTIVE OFFICERS AND DIRECTORS OF VASO

References in this section to “we” and “our” refer to Vaso and its consolidated subsidiaries.

The following table sets forth, as of the date of this joint proxy statement/prospectus, the names and positions of Vaso’s executive officers and directors.

Name	Age	Position(s)
Joshua Markowitz	68	Chairman of the Board and Director
David Lieberman	79	Vice Chairman of the Board and Director
Jun Ma	60	President, Chief Executive Officer and Director
Peter C. Castle	55	Chief Operating Officer
Jane Moen	44	President VasoHealthcare and Director
Behnam Movaseghi	70	Independent Director
Edgar Rios	71	Independent Director
Leon Dembo	69	Independent Director
Michael J. Beecher	79	Co-Chief Financial Officer and Secretary
Jonathan Newton	63	Co-Chief Financial Officer and Treasurer

Our directors serve until the earlier occurrence of the election of their respective successors at the next meeting of stockholders, death, resignation or removal by the Board of Directors. Officers serve at the discretion of the Board of Directors. There are no family relationships between or among our directors and executive officers.

Certain information regarding the backgrounds of each of our officers and directors is set forth below.

Joshua Markowitz — Chairman of the Board and Director:    He has been a director of Vaso since June 2015 and was appointed Chairman of the Board of Directors of Vaso in August 2016. Mr. Markowitz has been a practicing attorney in the State of New Jersey for in excess of 30 years. He is currently a senior partner in the New Jersey law firm of Markowitz O’Donnell, LLP. Mr. Markowitz was the brother-in-law of Mr. Simon Srybnik (deceased), the former Chairman and director of Vaso.

David Lieberman — Vice Chairman of the Board and Director:    He has been a director of Vaso and the Vice Chairman of the Board of Directors of Vaso since February 2011. Mr. Lieberman has been a practicing attorney in the State of New York for more than 45 years, specializing in corporation and securities law. He is currently of counsel to the law firm of Ortoli Rosenstadt, LLP, which performs certain legal services for Vaso and its subsidiaries. Mr. Lieberman is a former Chairman of the Board of Herley Industries, Inc., which was sold in March, 2011.

Jun Ma, PhD — President, Chief Executive Officer and Director:    He has been a director of Vaso since June 2007 and was appointed President and Chief Executive Officer of Vaso on October 16, 2008. Dr. Ma has held various positions in academia and business, and, prior to becoming President and CEO of Vaso, had provided technology and business consulting services to several domestic and international companies in aerospace, automotive, biomedical, medical device and other industries, including Kerns Manufacturing Corp. and Living Data Technology Corp., both of which are stockholders of Vaso. Dr. Ma received his PhD degree in mechanical engineering from Columbia University, MS degree in biomedical engineering from Shanghai University and BS degree in precision machinery and instrumentation from University of Science and Technology of China.

Peter Castle — Chief Operating Officer:    He was a director of Vaso from August 2010 to December 2019 and was appointed the Chief Operating Officer of Vaso after the NetWolves acquisition in June 2015. Prior to the acquisition, Mr. Castle was the President and Chief Executive Officer of NetWolves Network Services, LLC, where he has been employed since 1998. At NetWolves, Mr. Castle also held the position of Chief Financial Officer from 2001 until October 2009, Vice President of Finance since January 2000, Controller from August 1998 until December 1999 and Treasurer and Secretary from August 1999.

Jane Moen — President of VasoHealthcare and Director:    She has been a director of Vaso since March 2020 and an executive officer of Vaso since November 2022. Ms. Moen has been President of Vaso’s wholly-owned subsidiary, Vaso Diagnostics, Inc. d/b/a VasoHealthcare, since June 2018, following a remarkable career track record at VasoHealthcare, starting as an Account Manager at the inception of VasoHealthcare in

April 2010 and being promoted to Regional Manager in January 2012, Director of Product Business Lines in July 2012 and Vice President of Sales in April 2016. Jane Moen has been in the medical sales industry for over 17 years, having had prior experience with Ledford Medical Sales, Vital Signs, Inc., Pfizer Inc. and Ecolab, Inc.

Behnam Movaseghi, CPA — Director:    He has been a director since July 2007. Mr. Movaseghi has been treasurer of Kerns Manufacturing Corporation since 2000, and controller from 1990 to 2000. For approximately ten years prior thereto, Mr. Movaseghi was a tax and financial consultant. Mr. Movaseghi is a Certified Public Accountant.

Edgar G. Rios — Director:    He has been a director of Vaso since February 2011. Mr. Rios currently is President of Edgary Consultants, LLC. He was appointed a director in conjunction with Vaso’s prior consulting agreement with Edgary Consultants, LLC. Most recently, from 2008 through the end of 2016, Mr. Rios was the co-founder, CEO and Managing Member of SHD Oil & Gas LLC, an oil and gas exploration and development firm operating on the reservation of the Three Affiliate Tribes in North Dakota. Previously, Mr. Rios was a co-founder, Executive Vice President, General Counsel and Director of AmeriChoice Corporation from its inception in 1989 through its acquisition by UnitedHealthcare in 2002 and continued as a senior executive with United Healthcare through 2007. Prior to co-founding AmeriChoice, Mr. Rios was a senior executive with a number of businesses that provided technology services and non-technology products to government purchasers. Over the years, Mr. Rios also has been an investor, providing seed capital to various technology and nontechnology start-ups. Mr. Rios serves on the Board of Advisors of Columbia Law School. Mr. Rios also serves as a member of the Board of Trustees of Meharry Medical School and the Brookings Institution in Washington, and as a director of the An-Bryce Foundation and Los Padres Foundation in Virginia. Mr. Rios holds a J.D. from Columbia University Law School and an A.B. from Princeton University.

Leon Dembo — Director:    He has been in the private practice of law for the last 43 years and has been the managing partner of Dembo, Brown & Burns LLP (and its predecessor firm, Dembo & Saldutti LLP) since 1991.

Michael J. Beecher, CPA:    He was Chief Financial Officer of Vaso from September 2011 and Co-Chief Financial Officer since December 10, 2019. Prior to joining Vasomedical in 2011, Mr. Beecher was Chief Financial Officer of Direct Insite Corp., a publicly held company, from December 2003 to September 2011. Prior to his position at Direct Insite, Mr. Beecher was Chief Financial Officer and Treasurer of FiberCore, Inc., a publicly held company in the fiber-optics industry. From 1989 to 1995, he was Vice-President Administration and Finance at the University of Bridgeport. Mr. Beecher began his career in public accounting with Haskins & Sells, an international public accounting firm. He is a graduate of the University of Connecticut, a Certified Public Accountant and a member of the American Institute of Certified Public Accountants.

Jonathan P. Newton:    He served as Chief Financial Officer of Vaso from September 1, 2010 to September 8, 2011, Vice President of Finance and Treasurer until December 10, 2019, and is currently Co-Chief Financial Officer and Treasurer. From June 2006 to August 2010, Mr. Newton was Director of Budgets and Financial Analysis for Curtiss-Wright Flow Control. Prior to his position at Curtiss-Wright Flow Control, Mr. Newton was Vasomedical’s Director of Budgets and Analysis from August 2001 to June 2006. Prior positions included Controller of North American Telecommunications Corp., Accounting Manager for Luitpold Pharmaceuticals, positions of increasing responsibility within the internal audit function of the Northrop Grumman Corporation and approximately three and one half years as an accountant for Deloitte Haskins & Sells, during which time Mr. Newton became a Certified Public Accountant. Mr. Newton holds a B.S. in Accounting from SUNY at Albany and a B.S. in Mechanical Engineering from Hofstra University.

EXECUTIVE COMPENSATION OF VASO

References in this section to “we” and “our” refer to Vaso and its consolidated subsidiaries.

As of the date of this joint proxy statement/prospectus, there are no annuity, pension or retirement benefits proposed to be paid to Vaso’s officers, directors or employees pursuant to any presently existing plan provided by, or contributed to by, Vaso.

Compensation Summary

The following table summarizes information concerning the compensation awarded, paid to or earned by our executive officers for the years ended December 31, 2023 and 2022. Current officers and directors who were not officers or directors in those years have not been included in the table below.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(2)	Total ($)(3)
Jun Ma, PhD	2023	500,000	230,000					191,160	921,160
Chief Executive Officer	2022	500,000	220,000					85,323	805,323
Peter C. Castle	2023	350,000	80,000					12,000	442,000
Chief Operating Officer	2022	350,000	20,000					13,368	383,368
Jane Moen	2023	350,000	330,000					49,438	729,438
President of VasoHealthcare	2022	293,750	245,000					11,145	549,895
Michael J. Beecher	2023	96,000	50,000					3,570	149,570
Co-Chief Financial Officer and Secretary	2022	102,000	20,000					3,362	125,362
Jonathan P. Newton	2023	220,000	130,000					18,780	368,780
Co-Chief Financial Officer and Treasurer	2022	215,000	120,000					11,416	346,416

____________

(1)      Represents fair value on the date of grant. See Note C to the Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 2023 for a discussion of the relevant assumptions used in calculating grant date fair value.

(2)      Represents tax gross-ups, lodging and vehicle allowances, company-paid life insurance and amounts matched in Vaso’s 401(k) Plan.

Narrative Disclosure to Compensation Summary Table

Our compensation programs are intended to enable us to attract, motivate, reward and retain the management talent required to achieve corporate objectives, and thereby increase stockholder value. It is our policy to provide incentives to senior management to achieve both short-term and long-term objectives and to reward exceptional performance and contributions to the development of our business. To attain these objectives, our executive compensation program generally includes a competitive base salary, bonuses and stock-based compensation. It is our belief that balancing cash and equity aligns executive compensation with stockholder interests.

Our Chief Executive Officer and the President of VasoHealthcare have employment agreements as follows:

On May 10, 2019, Vaso modified its Employment Agreement with its President and Chief Executive Officer, Dr. Jun Ma, to provide for a five-year term with extensions, unless earlier terminated by Vaso, but in no event can it extend beyond May 31, 2026. The Employment Agreement provides for annual compensation of $500,000. Dr. Ma is eligible to receive a bonus for each fiscal year during the employment term. The amount and the occasion for payment of such bonus, if any, shall be at the discretion of the Board of Directors. Dr. Ma is also eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of Vaso’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses, and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

On December 31, 2022, Vaso executed an Employment Agreement with the President of its VasoHealthcare subsidiary, Ms. Jane Moen, to provide for a twenty-seven month initial term with extensions, unless earlier terminated by Vaso, but in no event can it extend beyond December 31, 2026 or the earlier termination of the GEHC Agreement. The Employment Agreement provides for annual base compensation of $350,000. Ms. Moen is eligible to receive bonuses for each fiscal year during the employment term. The amount and the occasion for payment of such bonuses, if any, shall be based on employment status as well as achieving certain operating targets. Ms. Moen shall also be eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of Vaso’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

Interest of Directors and Officers in the Business Combination

In addition to the stock holdings of the directors and officers as described elsewhere herein, David Lieberman, Vice-Chairman of the Board, is of counsel with Ortoli Rosenstadt LLP, who is acting legal advisor to Vaso in connection with the Business Combination.

Outstanding Option Awards

There are no unexercised options to purchase Vaso’s common stock, stock options that have not vested and equity-incentive plan awards outstanding as of the date of this joint proxy statement/prospectus for any named executive officer.

Potential Payments upon Termination or Change-In-Control

Our Chief Executive Officer is entitled to certain potential payments upon termination of employment within two years from the date of a change in control as described below.

A lump sum payment, as soon as administratively feasible following such termination, but in any event within ten days thereafter, equal to two and one-half times the sum of (A)  his salary (but in no event less than his salary in effect immediately prior to the change in control), plus (B) the average of the annual bonuses paid to him under Section 5 of his Employment Agreement in the three-year period immediately prior to such termination; a pro-rata portion of the annual bonus for the most recently completed fiscal year, to be paid as soon as administratively feasible following such termination, but in any event within ten days thereafter; and continued medical coverage under Vaso’s medical and health plans until the earlier of December 31 of the second calendar year following the year of termination of his employment or his commencement of employment with another employer, at the same cost as is paid by similarly situated continuing employees.

PRINCIPAL STOCKHOLDERS OF VASO

References in this section to “we” and “our” refer to Vaso and its consolidated subsidiaries.

The following table sets forth certain information regarding our common stock beneficially owned on April 4, 2024, for (i) each stockholder known to be the beneficial owner of more than 5% of our outstanding common stock, (ii) each executive officer and director of ours, and (iii) all executive officers and directors of ours as a group. In general, a Person is deemed to be a “beneficial owner” of a security if that Person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A Person is also deemed to be a beneficial owner of any securities of which the Person has the right to acquire beneficial ownership within 60 days, through the exercise of a warrant or stock option, conversion of a convertible security or otherwise. The table assumes a total of 175,319,296 shares of our common stock outstanding as of April 4, 2024. Unless otherwise noted below, the address of each Person identified is c/o Vaso Corporation, 137 Commercial Street, Plainview, New York 11803.

Name of Beneficial Owner	Common Stock Beneficially Owned(1)	% of Common Stock
Joshua Markowitz(2)	56,088,318	32.03%
Jun Ma, PhD	10,298,146	5.88%
Peter Castle	3,125,000	1.78%
Edgar Rios	1,625,000	*
Jane Moen	1,605,087	*
David Lieberman	1,599,200	*
Jonathan Newton	1,275,000	*
Michael J. Beecher	1,240,400	*
Behnam Movaseghi	1,189,404	*
Leon Dembo	0	0
Michael Jackman	0	0
Hon. Douglas E. Arpert	0	0
Directors and executive officers as a group (12 persons)	78,045,555	44.52%

____________

*        Less than 1% of Vaso’s common stock

(1)      No officer or director owns more than one percent of the issued and outstanding common stock of Vaso unless otherwise indicated.

(2)      Joshua Markowitz is the record holder of 350,000 shares of our common stock. Additionally, 55,738,318 shares are held in trust funds of which Mr. Markowitz is the sole trustee.

MANAGEMENT OF ACHARI FOLLOWING THE BUSINESS COMBINATION

The Achari Board following the Business Combination is expected to be comprised of the following nine directors: Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Behnam Movaseghi, Edgar Rios, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert.

Each director will hold office until his or her term expires at the next annual meeting of stockholders for such director’s class or until his or her death, resignation, removal or the earlier termination of his or her term of office.

The officers of Achari and the Achari Board following the Business Combination are well qualified as leaders. Certain of Achari’s directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges and strategies.

Each of Vaso and Achari believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide Achari with a diverse range of perspectives and judgment necessary to facilitate the goals of Achari and be good stewards of capital.

For executive compensation information for each of Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Behnam Movaseghi, Edgar Rios, Leon Dembo, Peter C. Castle, Michael J. Beecher and Jonathan P. Newton, see the section entitled “Executive Compensation of Vaso”.

Officers, Directors and Key Employees	Age	Position
Joshua Markowitz	68	Chairman of the Board and Director
David Lieberman	79	Vice Chairman of the Board and Director
Jun Ma	60	President, Chief Executive Officer and Director
Jane Moen	44	President VasoHealthcare and Director
Peter Castle	55	Chief Operating Officer
Behnam Movaseghi	70	Independent Director
Edgar Rios	71	Independent Director
Leon Dembo	69	Independent Director
Michael Jackman	66	Independent Director
Hon. Douglas E. Arpert	65	Independent Director
Michael J. Beecher	79	Co-Chief Financial Officer and Secretary
Jonathan P. Newton	63	Co-Chief Financial Officer and Treasurer

For more information about Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Behnam Movaseghi, Edgar Rios, Leon Dembo, Peter C. Castle, Michael J. Beecher and Jonathan P. Newton, see the section entitled “Executive Officers and Directors of Vaso”.

Michael Jackman served as the chief operating officer of the Leidos (LDOS) health group from 2020 to 2024, overseeing the day-to-day operations of the Leidos Health Group to deliver a range of healthcare solutions and services. Prior to that, Mr. Jackman was the chief executive officer of Mach7 Technologies, from 2017 to 2019, a company which focused on modernizing enterprise imaging. In addition, Mr. Jackman was a senior executive at GE Healthcare from 2011 to 2017, serving as the Americas Region CEO for Healthcare Digital (HCIT) and as the General Manager for Enterprise Imaging and care delivery solutions. Prior to 2011, Mr. Jackman held leadership roles for Carestream Health (President HCIT), iSOFT Health Group (EVP Operations), and Eastman Kodak (CTO of Healthcare division) and lastly at IBM, where he started his career in hardware and software and held several leadership positions. Mr. Jackman holds a BSEE in Electrical Engineering from University of Rhode Island, and an MBA in Business Administration from Nova University.

Hon. Douglas E. Arpert (ret.) served as a U.S. Magistrate Judge on the U.S. District Court for the District of New Jersey from April 2009 until his retirement in March 2024. During his tenure, he was a member of several judicial committees and associations. Prior to his judicial service, Judge Arpert was the managing partner of a mid-sized law firm in northern New Jersey where he concentrated his practice in the areas of complex commercial litigation, products liability defense, and the defense of ERISA based life, health and disability claims for several Fortune 500 companies and major insurance carriers. He has also served as a municipal prosecutor and a municipal public defender and was a law clerk to the Hon. Clarkson S. Fisher, Chief Judge of the U.S. District Court, District of New Jersey. He earned his law degree from Emory University School of Law and a bachelor’s degree from Franklin and Marshall College.

Code of Business Conduct

The Achari Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of Achari s Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of Achari’s website. Achari will post amendments to its Code of Business Conduct and Ethics or waivers of its Code of Business Conduct and Ethics for directors and officers on the same website or in a current report on Form 8-K.

Board Composition

Achari’s business affairs will be managed under the direction of the Achari Board. The Achari Board will consist of nine members, five of whom will qualify as independent within the meaning of the independent director guidelines of Nasdaq. Four will not be considered independent.

Family Relationships

There are no family relationships among any of Achari’s executive officers or directors.

Director Independence

In connection with the Business Combination, the Common Stock will be listed on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees (if any) be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the additional independence criteria set forth in Rule 10A-3 of the Exchange Act and the rules of Nasdaq. Compensation committee members must also satisfy the additional independence criteria set forth in Rule 10C-1 under the Exchange Act and the rules of Nasdaq.

In order to be considered independent for purposes of Rule 10A-3 under the Exchange Act and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 under the Exchange Act and under the rules of Nasdaq, the board of directors must affirmatively determine that the member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director; and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

The Achari Board has undertaken a review of the independence of each director and considered whether each director of Achari has a material relationship with Achari that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, Achari anticipates that Joshua Markowitz, Behnam Movaseghi, Leon Dembo, Edgar Rios, Michael Jackman and Hon. Douglas E. Arpert will be considered “independent directors” as defined under the listing requirements and rules of Nasdaq and the applicable rules of the Exchange Act.

Board Leadership Structure

Achari believes that the structure of the Achari Board and its committees will provide strong overall management of Achari. Assuming the approval of the Proposals, following the Business Combination, if a Chair of the Achari Board shall be elected, the Chair shall be the chief executive officer of Achari. Assuming the approval of the Proposals, Achari’s Chief Executive Officer after the Business Combination, June Ma, will serve as Chair of the Achari Board. Achari believes that Mr. Ma’s familiarity with Vaso and extensive knowledge of the medical device and medical sales industry will qualify him to serve as the Chair of the Achari Board following the Business Combination and that combining the roles of Chief Executive Officer and Chair of the Achari Board will enable Mr. Ma to drive strategy and agenda setting at the board level while maintaining responsibility for executing on that strategy by serving as Achari’s Chief Executive Officer.

Committees of the Achari Board

Following the consummation of the Business Combination, the Achari Board will have an audit committee and a compensation committee. All of the committees will comply with all applicable requirements of the Sarbanes-Oxley Act, Nasdaq and SEC rules and regulations as further described below. The responsibilities of each of the committees of the Achari Board are described below. Members will serve on these committees until their respective resignation or until as otherwise determined by the Achari Board.

Audit Committee

Upon the completion of the Business Combination, the Achari Board will have an audit committee. It is expected that the audit committee will initially consist of the following members: Edgar Rios, Behnam Movaseghi and Douglas E. Arpert. Each of the members of Achari’s audit committee will satisfy the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and rules of Nasdaq. Achari also determined that Behnam Movaseghi qualifies as an “audit committee financial expert” as defined in the SEC rules and will satisfy the financial sophistication requirements of Nasdaq. Achari’s audit committee will be responsible for, among other things:

•        appointing (and recommending that the Achari Board submit for stockholder ratification, if applicable), compensating, retaining and overseeing the work performed by the independent auditor retained for the purpose of preparing or issuing an audit report or performing other audit or audit-related services;

•        reviewing the performance and independence of the independent auditor;

•        pre-approving all audit, review and non-audit services (including any internal control-related services) to be provided to Achari or its subsidiaries by the independent auditor;

•        discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and the independent registered public accounting firm, Achari’s interim and year-end financial statements;

•        developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•        reviewing Achari’s policies on and overseeing risk assessment and risk management, including enterprise risk management; and

•        reviewing the adequacy and effectiveness of internal control policies and procedures and Achari’s disclosure controls and procedures.

The Achari Board will adopt a written charter for the audit committee which will be available on Achari’s website upon the completion of the Business Combination.

Compensation Committee

Upon the completion of the Business Combination, the Achari Board will have a compensation committee. It is expected that the compensation committee will initially consist of Edgar Rios and Behnam Movaseghi. Each of the members of Achari’s compensation committee will meet the requirements for independence under the applicable rules and regulations of the SEC and rules of Nasdaq. Achari’s compensation committee will be responsible for, among other things:

•        developing and reviewing compensation policies and practices applicable to executive officers;

•        reviewing and approving, or recommending for approval by the Achari Board, compensation for executive officers, including, without limitation, salary, bonus, incentive compensation, perquisites and equity compensation;

•        reviewing, approving and determining compensation and benefits, including equity awards, to directors for service on the Achari Board or any committee thereof;

•        supervising, administering and evaluating incentive, equity-based and other compensatory plans of Achari in which executive officers and key employees participate; and

•        reviewing, approving and making recommendations to the Achari Board regarding incentive compensation and equity compensation plans.

The Achari Board will adopt a written charter for the compensation committee which will be available on its website upon the completion of the Business Combination.

Director Nominations

In accordance with Rule 5605 of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The Achari Board believes that following the consummation of the Business Combination, the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees following the consummation of the Business Combination will be Joshua Markowitz, Behnam Movaseghi, Leon Dembo, Edgar Rios, Michael Jackman and Hon. Douglas E. Arpert. In accordance with Rule 5605 of the Nasdaq rules, all such directors are independent. As there will not be a standing nominating committee, following the consummation of the Business Combination Achari will not have a nominating committee charter in place.

Compensation Committee Interlocks and Insider Participation

None of Achari’s officers currently serves, and in the past year has not served, (i) as a member of the compensation committee or the board of directors of another entity, one of whose officers served on Achari’s compensation committee, or (ii) as a member of the compensation committee of another entity, one of whose officers served on the Achari Board.

Related Person Policy of Achari

Achari will adopt a formal written policy that will be effective upon the consummation of the Business Combination providing that Achari’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of Achari’s capital stock, any member of the immediate family of any of the foregoing Persons and any firm, corporation or other entity in which any of the foregoing Persons is employed or is a general partner or principal or in a similar position or in which such Person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with Achari without the approval of Achari’s audit committee.

A related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which Achari (including any of its subsidiaries) was, is or will be a participant and the aggregate amount involved will or may be expected to exceed $150,000 and in which any related person had, has or will have a direct or indirect material interest.

Under the policy, Achari will collect information that Achari deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder, to enable Achari to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Code of Conduct, employees and directors have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.

The policy will require that, in determining whether to approve, ratify or reject a related person transaction, Achari’s audit committee, or other independent body of the Achari Board, must consider all of the relevant facts and circumstances available to them, including (if applicable), but not limited to: (a) the benefits to Achari; (b) the impact on a director’s independence in the event the related person is a director, an immediately family member of a director or an entity in which a director is a partner, stockholder or executive officer; (c) the availability of other sources for comparable products or services; (d) the terms of the transaction; and (e) the terms available to unrelated third parties.

Insider Trading Policy

Achari will adopt an insider trading policy that allows insiders to sell securities of Achari pursuant to pre-arranged trading plans.

Effective October 23, 2000, the SEC adopted rules related to insider trading. One of these rules, Rule 10b5-1 of the Exchange Act, provides an exemption to the insider trading rules in the form of an affirmative defense. Rule 10b5-1 recognizes the creation of formal programs under which executives and other insiders may sell the securities of publicly traded companies on a regular basis pursuant to written plans that are entered into at a time when the plan participants are not aware of material non-public information and that otherwise comply with the requirements of Rule 10b5-1.

Director and Officer Indemnification Agreements

Prior to the completion of the Business Combination, Achari expects to enter into indemnification agreements with each of its directors and executive officers. These agreements will require Achari to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their respective service to Achari and to advance expenses incurred as a result of any proceeding as to which they could be indemnified. Achari also expects to enter into indemnification agreements with its future directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act may be extended to directors, officers or Persons controlling Achari pursuant to the foregoing, Achari has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Achari of expenses incurred or paid by a director, officer or controlling Person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling Person in connection with the securities being registered in the registration statement of which this prospectus forms a part, Achari will, unless in the opinion of Achari’s legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and Achari will be governed by the final adjudication of such issue.

Compensation Recovery Policy

Achari will adopt a compensation recovery policy to comply with Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as codified by Section 10D of the Exchange Act, Exchange Act Rule 10D-1 promulgated thereunder, and the Listing Rule 5608 of the Nasdaq Stock Market LLC.

Board Diversity

The Achari Board does not have a formal policy with respect to board nominee diversity. In recommending proposed nominees to the Achari Board, our independent directors will be charged with building and maintaining a board of directors that has an ideal mix of talent and experience to achieve our business objectives in the current environment.

The following table provides certain information regarding the diversity of the Achari Board upon completion of the Business Combination.

Board Diversity Matrix

Country of Principal Executive Offices	United States
Foreign Private Issuer	No
Disclosure Prohibited Under Home Country Law	N/A
Total Number of Directors	7
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	6	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—

SECURITIES ACT RESTRICTIONS ON RESALE OF ACHARI’S SECURITIES

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted Common Stock or Achari warrants for at least six months would be entitled to sell their respective securities provided that (i) such person is not deemed to have been an affiliate of Achari at the time of, or at any time during the three months preceding, a sale, and (ii) Achari is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as Achari was required to file reports) preceding the sale.

Persons who have beneficially owned restricted Common Stock or Achari warrants for at least six months, but who are affiliates of Achari at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such persons would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•        1% of the total number of shares of Common Stock then outstanding; or

•        the average weekly reported trading volume of the Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of Achari under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about Achari.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•        the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•        the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•        the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months preceding the date of the proposed sale in reliance on Rule 144 (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•        at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, the Sponsor will be able to sell its Founder Shares pursuant to Rule 144 without registration one year after Achari has completed its initial business combination.

Achari anticipates that, following the completion of the Business Combination, Achari will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

Rule 145 Restrictions on Resales of Securities Issued by Former Shell Companies

Rule 145 of the Securities Act imposes additional restrictions on resales of securities issued by former shell companies that may result in the seller being deemed to be a presumptive underwriter, potentially requiring registration of the securities under the Securities Act in order to liquidate a sizeable position in the securities.

Rule 145 provides that exchanges of securities in connection with reclassifications of securities, mergers or consolidations, or asset transfers subject to stockholder vote, constitute sales of securities. Under Rule 145, if a party to one of these transactions is a shell company, Rule 145(c) deems any party to that transaction (other than the issuer, or any person who is an affiliate of the issuer when the transaction is submitted for vote or consent) who publicly offers or sells securities of the issuer acquired in connection with the transaction to be engaged in a distribution and therefore to be an “underwriter” who must comply with the restrictions on sales of those securities set forth under Rule 145.

Therefore, Rule 145 creates a “presumptive underwriter status” for certain affiliates of the parties to a de-SPAC transaction. As such, Rule 145 securities may only be sold pursuant to a registration statement or in compliance with the Rule 145(d) conditions (which align with the resale restrictions for securities of former shell companies in Rule 144).

APPRAISAL RIGHTS

Achari’s stockholders do not have appraisal rights in connection with the Business Combination Proposal or the other Proposals. If the Business Combination is completed, Vaso stockholders who do not vote in favor of the Business Combination are entitled to appraisal rights under Section 262 of the DGCL (“Section 262”) provided that they comply with the conditions established by Section 262. For more information about such rights, see the provisions of Section 262 of the DGCL, attached hereto as Annex D, and the section entitled “Stockholders’ Meeting — Appraisal Rights”.

OTHER STOCKHOLDER COMMUNICATIONS

Stockholders and interested parties may communicate with the Achari Board, any committee chairperson or the non-management directors as a group by writing to the Achari Board or committee chairperson at Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400 Clark, NJ 07066 (if sent before the Business Combination) or with the Achari Board or any committee chairperson or the non-management directors as a group, to 137 Commercial St., Suite 200, Plainview, New York 11803 (if sent after the Business Combination). Each communication will be forwarded, depending on the subject matter, to the applicable board, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Katten will pass upon the validity of the securities of Achari to be issued in connection with the Business Combination as a result of the Business Combination. Ortoli will pass upon certain U.S. federal income tax matters relating to the Business Combination.

EXPERTS

The audited financial statements of Achari as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023 and 2022 included in this joint proxy statement/prospectus have been audited by WithumSmith+Brown PC, an independent registered public accounting firm, as set forth in its report thereon, appearing elsewhere in this joint proxy statement/prospectus, and are included in reliance on such report given by such firm as an expert in auditing and accounting.

The audited consolidated financial statements of Vaso as of December 31, 2023 and 2022 and for each of the years ended December 31, 2023 and 2022 included in this proxy statement/prospectus have been audited by UHY LLP, as set forth in its report thereon and are included in reliance on such report given on the authority of such firm with regards to its report as an expert in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

On December 12, 2023 (the “Dismissal Date”), Achari dismissed Marcum LLP as its independent registered public accounting firm.

Marcum LLP’s reports on Achari’s financial statements for the fiscal year ended December 31, 2022 and the period from January 25, 2021 (inception) through December 31, 2021 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles, except that such reports expressed substantial doubt regarding Achari’s ability to continue as a going concern. Furthermore, during Achari’s fiscal year ended December 31, 2022 and the period from January 25, 2021 (inception) through December 31, 2021, as well as during the subsequent interim period preceding the Dismissal Date, there were no disagreements (as that term is defined in Item 304(a)(1)(iv) of Regulation S-K and related instructions) between Achari and Marcum LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to Marcum LLP’s satisfaction, would have caused Marcum LLP to make reference to the subject matter of the disagreement in connection with its reports on Achari’s financial statements for such periods.

For the fiscal year ended December 31, 2022 and the period from January 25, 2021 (inception) through December 31, 2021, as well as during the subsequent interim period preceding the Dismissal Date, there were no “reportable events” as that term is described in Item 304(a)(1)(v) of Regulation S-K.

Achari has provided Marcum LLP with a copy of the foregoing disclosure and requested that Marcum LLP furnish Achari with a letter addressed to the SEC stating whether or not it agrees with the above statements and if not, stating the respects in which it does not agree. A copy of the letter from Marcum dated February 14, 2024 is attached as Exhibit 16.1 to this joint proxy statement/prospectus.

 On December 12, 2023, Achari appointed WithumSmith+Brown PC as its new independent registered public accounting firm. During Achari’s fiscal year ended December 31, 2022 and the period from January 25, 2021 (inception) through December 31, 2021, and through December 12, 2023, neither Achari nor anyone acting on its behalf consulted WithumSmith+Brown PC with respect to any of the matters or reportable events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, Achari and the services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of Achari’s joint proxy statement/prospectus. Upon written or oral request, Achari will deliver a separate copy of the joint proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that Achari deliver single copies of such documents in the future. Stockholders may notify Achari of their respective requests by calling or writing Achari at 60 Walnut Avenue, Suite 400, Clark, NJ 07066 (if before the Business Combination) or Vaso Corporation, 137 Commercial St., Suite 200, Plainview, New York 11803 (if after the Business Combination).

TRANSFER AGENT AND REGISTRAR

The transfer agent for Achari’s securities is Continental Stock Transfer & Trust Company.

SUBMISSION OF PROPOSALS

The Achari Board is aware of no other matter that may be brought before the Stockholders’ Meeting. If any matter other than the Proposals or related matters should properly come before such meeting, however, the Persons named in the enclosed proxies will vote proxies in accordance with their respective judgment on those matters.

FUTURE STOCKHOLDER PROPOSALS

If the Business Combination is completed, you will be entitled to attend and participate in Achari’s annual meeting of stockholders. If Achari holds a 2024 annual meeting of stockholders, it will provide notice of or otherwise publicly disclose the date on which the 2024 annual meeting will be held. If the 2024 annual meeting of stockholders is held, stockholder proposals will be eligible for consideration by the directors for inclusion in the proxy statement for Achari’s 2024 annual meeting of stockholders in accordance with Rule 14a-8 under the Exchange Act. Such proposals should be directed to Vaso Holding Corporation, 137 Commercial St., Suite 200, Plainview, New York, 11803, Attention: Secretary. Any proposal may be included in Achari’s proxy materials only if such proposal complies with the rules and regulations promulgated by the SEC.

WHERE YOU CAN FIND MORE INFORMATION

Achari files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may read and copy reports, proxy statements and other information filed by Achari with the SEC at the SEC web site, which contains reports, proxy statements and other information, at: http://www.sec.gov.

This proxy statement/prospectus is available without charge to stockholders of Achari upon written or oral request. If you would like additional copies of this joint proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Stockholders’ Meeting, you should contact Achari in writing at Achari Ventures Holdings Corp. I, 60 Walnut Avenue, Suite 400, Clark, NJ 07066 or by telephone at (732) 340-0700.

If you have questions about the Proposals or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, the proxy solicitor for Achari, by telephone at (203) 658-9400 (call collect) or (800) 662-5200 (call toll-free) or by sending an email to AVHI.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.

To obtain timely delivery of the documents, you must request them no later than five (5) business days before the date of the Stockholders’ Meeting or no later than _______, 2024.

Information and statements contained in this joint proxy statement/prospectus or any annex to this joint proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to this joint proxy statement/prospectus.

All information contained in this document relating to Achari has been supplied by Achari and all such information relating to Vaso has been supplied by Vaso. Information provided by Achari or Vaso does not constitute any representation, estimate or projection of any other party.

INDEX TO FINANCIAL STATEMENTS

ACHARI VENTURES HOLDINGS CORP. I

VASO CORPORATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Achari Ventures Holdings Corp. I:

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Achari Ventures Holdings Corp. I as of December 31, 2023 and 2022, the related statements of Operations, Changes in Stockholders’ Deficit, and Cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of Achari Ventures Holdings Corp. I as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022 in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph — Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a Business Combination and the Company’s cash and working capital as of December 31, 2023 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Achari Ventures Holdings Corp. I in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Achari Ventures Holdings Corp. I is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as Achari Ventures Holdings Corp. I auditor since 2023.

New York, NY

March 29, 2024

PCAOB Number 100

ACHARI VENTURES HOLDINGS CORP. I
BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash	$48,395	$597,306
Prepaid expenses	48,106	180,197
Total current assets	96,501	777,503

OTHER ASSETS
Cash and marketable securities held in Trust Account	6,049,745	44,688,320
TOTAL ASSETS	$6,146,246	$45,465,823

LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$3,206,121	$665,059
Income taxes payable	42,717	216,203
Franchise tax payable	—	291,137
Note payable-related party	582,000	—
Excise tax liability	391,544	—
Common Stock Redemption Payable	—	34,198,758
Total current liabilities	4,222,382	35,371,157
Derivative warrant liabilities	107,713	356,666
Deferred underwriting fee payable	3,500,000	3,500,000
Total liabilities	7,830,095	39,227,823

COMMITMENTS AND CONTINGENCIES (NOTE 6)
REDEEMABLE COMMON STOCK
Common stock subject to possible redemption: 550,941 and 1,019,465 shares at redemption value of $10.98 and $10.29 per share at December 31, 2023 and 2022, respectively	6,049,745	10,489,562

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at December 31, 2023 and 2022	—	—
Common stock; $0.0001 par value; 100,000,000 shares authorized; 2,500,000 shares issued and outstanding (excluding 550,941 and 1,019,465 shares subject to possible redemption at December 31, 2023 and 2022, respectively)	250	250
Accumulated deficit	(7,733,844)	(4,251,812)
Total stockholders’ deficit	(7,733,594)	(4,251,562)
LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT	$6,146,246	$45,465,823

The accompanying notes are an integral part of these financial statements.

ACHARI VENTURES HOLDINGS CORP. I
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED

	December 31, 2023	December 31, 2022
OPERATING EXPENSES
General and administrative	$3,098,140	$1,287,276
Franchise tax	81,600	282,342
Total operating expenses	3,179,740	1,569,618

OTHER INCOME
Interest and dividend income on cash and marketable securities held in Trust Account	429,125	1,411,854
Change in fair value of private warrants	248,953	1,997,334
Total other income	678,078	3,409,188

INCOME BEFORE INCOME TAX PROVISION	(2,501,662)	1,839,570
Income tax provision	(72,980)	(216,203)
NET (LOSS) INCOME	$(2,574,642)	$1,623,367
Weighted average shares outstanding of Common Stock	3,336,745	12,278,562
Basic and diluted net (loss) income per share, Common Stock	$(0.77)	$0.13

The accompanying notes are an integral part of these financial statements.

ACHARI VENTURES HOLDINGS CORP. I
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2023

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount
Balance, January 1, 2023	2,500,000	$250	$—	$(4,251,812)	$(4,251,562)
Remeasurement of redeemable shares to redemption value	—	—	—	(515,846)	(515,846)
Excise duty in connection with redemption of redeemable shares	—	—	—	(391,544)	(391,544)
Net loss	—	—	—	(2,574,642)	(2,574,642)
Balance, December 31, 2023	2,500,000	$250	$—	$(7,733,844)	$(7,733,594)

FOR THE YEAR ENDED DECEMBER 31, 2022

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount
Balance, January 1, 2022	2,500,000	$250	$—	$(4,876,287)	$(4,876,037)
Remeasurement of redeemable shares to redemption value	—	—	—	(998,892)	(998,892)
Net income	—	—	—	1,623,367	1,623,367
Balance, December 31, 2022	2,500,000	$250	$—	$(4,251,812)	$(4,251,562)

The accompanying notes are an integral part of these financial statements.

ACHARI VENTURES HOLDINGS CORP. I
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED

	December 31, 2023	December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,574,642)	$1,623,367
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Interest and dividend income on cash and marketable securities held in Trust Account	(429,125)	(1,411,854)
Changes in operating assets and liabilities:
Change in fair value of warrants	(248,953)	(1,997,334)
Prepaid expenses	132,091	228,376
Income taxes payable	(173,486)	216,203
Accounts payable and accrued expenses	2,541,062	580,451
Franchise tax payable	(291,137)	176,875
Due to affiliate	—	(5,000)
Net cash used in operating activities	(1,044,190)	(588,916)

CASH FLOWS FROM INVESTING ACTIVITIES
Principal deposited in Trust Account	(497,337)	—
Cash withdrawn from Trust Account in connection with Common Stock redemptions	39,154,420	57,810,572
Cash withdrawal from Trust Account for taxes	410,616	414,836
Net cash provided by investing activities	39,067,699	58,225,408

CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Common Stock	(39,154,420)	(57,810,572)
Note payable – related party	582,000	—
Net cash used in financing activities	(38,572,420)	(57,810,572)

NET CHANGE IN CASH	(548,911)	(174,080)
CASH, BEGINNING OF YEAR	597,306	771,386
CASH, END OF YEAR	$48,395	$597,306

Supplemental disclosure of noncash activities:
Common stock redemption payable	$—	$34,198,758
Excise tax liability	$391,544	$—

The accompanying notes are an integral part of these financial statements.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Description of Organization and Business Operations

Achari Ventures Holdings Corp. I (the “Company”) was incorporated in Delaware on January 25, 2021. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31, 2023, the Company had not commenced any operations. All activity through December 31, 2023 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), and, subsequent to the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of a Business Combination, at the earliest. The registration statement for the Company’s Initial Public Offering was declared effective on October 14, 2021. On October 19, 2021, the Company consummated the Initial Public Offering of 10,000,000 units (“Units”), each of which consisted of one warrant and one share of common stock of the Company, par value $0.0001 per share (“Common Stock” and such shares held by Public Stockholders (defined below), the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $100,000,000, which is discussed in Note 3. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,133,333 warrants (“Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant in a private placement to the Company’s sponsor, Achari Sponsor Holdings I LLC (the “Sponsor”), for gross proceeds of $5,350,000 which is described in Note 4.

Offering costs for the Initial Public Offering amounted to $6,101,730, consisting of $2,000,000 of underwriting fees, $3,500,000 of deferred underwriting fees payable (which are held in the Trust Account (defined below)) and $601,730 of other costs. As described in Note 6, the $3,500,000 of deferred underwriting fee payable is contingent upon the consummation of a Business Combination, as further described in the underwriting agreement entered into in connection with the Initial Public Offering.

Following the closing of the Initial Public Offering, $101,500,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of (i) the completion of a Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance the Company will be able to successfully effect an initial Business Combination.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights with respect to the Company’s warrants.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s Business Combination and in connection with certain amendments to the Company’s Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”). In accordance with Accounting Standards Codification (“ASC”) 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20. The Common Stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company elected to recognize the changes immediately.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s Business Combination. If the Company seeks stockholder approval of the Business Combination, the Company will proceed with a Business Combination if a majority of the shares voted are voted in favor of the Business Combination, or such other vote as required by law or stock exchange rule. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, the Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Common Stock sold in the Initial Public Offering, without the prior consent of the Company.

The Company’s Sponsor, officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete a Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their shares of Common Stock in conjunction with any such amendment.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Description of Organization and Business Operations (cont.)

If the Company is unable to complete a Business Combination by July 19, 2024, 33 months from the closing of the Initial Public Offering by effecting up to six (6) one-month extensions, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

On December 18, 2023, the Company held a special meeting in lieu of an annual meeting of the Company’s shareholders (the “Special Meeting”), the Company’s shareholders approved (i) a proposal (the “Charter Amendment Proposal”) to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to revise the Company’s then existing extension option, which provided that the Company has the option of extending the period by which the Company must consummate a business combination by up to 12 months, from the original expiration date of January 19, 2023 (the “Original Expiration Date”), to January 19, 2024 (the “Second Amended Extended Date”), to instead provide that the Company will have the option to extend the period by which it must consummate a business combination by an additional six months, from the Second Amended Extended Date, or from January 19, 2024, to July 19, 2024 (the “Third Amended Extended Date”), with such extension option exercisable in six single-month increments (each such monthly extension option, a “Monthly Extension Option”), for an additional six-month aggregate total extension period if each Monthly Extension Option is exercised, and with each such Monthly Extension Option exercisable upon five calendar days’ advance notice prior to the applicable monthly deadline (such deadline for exercising each such Monthly Extension Option being the 19th calendar day of each month); (ii) a proposal (the “Redemption Limitation Amendment Proposal”) to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to eliminate a limitation therein providing that the Company shall not redeem Public Shares (as defined below) to the extent that such redemption would cause the Company’s net tangible assets to be less than $5,000,001 following any such redemptions (the “Redemption Limitation”), in order to allow the Company to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if the Company so chooses in its sole discretion; and (iii) a proposal (the “Trust Amendment Proposal”) to amend the Company’s Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, by and between the Trustee and the Company (the “Second Amended and Restated Investment Management Trust Agreement”), to provide that the Second Amended Extended Date provided for in the Second Amended and Restated Investment Management Trust Agreement, upon which assets held in the Trust account established in connection with the Company’s Initial Public Offering will be liquidated if it has not consummated a business combination, may be extended, at the Company’s option, and on a monthly basis, pursuant to the exercise of Monthly Extension Option(s), up to and until the Third Amended Extended Date of July 19, 2024; provided that, in order to exercise a single Monthly Extension Option, the Company must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of Common Stock included in the units which were sold in the Initial Public Offering and which remain outstanding on the date of such deposit. The Company entered into the Third Amended and Restated Investment Management Trust Agreement (the “Third Amended and Restated Investment Management Trust Agreement”) on December 19, 2023 with Continental Stock Transfer & Trust Company. The Company’s Fifth Amended and Restated Certificate of Incorporation (the “Fifth Amended and Restated Certificate of Incorporation”) was deemed effective on December 19, 2023 and was promptly filed with the Delaware Secretary of State.

On March 13, 2024, the Company, notified Continental Stock Transfer & Trust Company (the “Trustee”), the trustee of the Company’s trust account (the “Trust Account”), that it was extending the time available to the Company to consummate its initial business combination, from March 19, 2024 to April 19, 2024 (the “Third

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Description of Organization and Business Operations (cont.)

Extension”), pursuant to and in accordance with the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation and the Company’s Third Amended and Restated Investment Management Trust Agreement (the “Trust Agreement”) the Company deposited $22,037.64 into the Company’s Trust Account. The Third Extension is the third of up to six (6) one-month Extensions permitted under the Company’s Fifth Amended and Restated Certificate of Incorporation and Trust Agreement.

The Initial Stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete a Business Combination within the Combination Period in connection with the consummation of the Initial Public Offering. However, if the Initial Stockholders decide to acquire Public Shares in addition to their Founder Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete a Business Combination within the Combination Period. The underwriters agreed to waive their rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be only $10.15 per shares held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

At the Special Meeting, holders of 87,380 shares of Common Stock of the Company exercised their right to redeem their shares for cash at an approximate price of $10.90 per share, for an aggregate payment of approximately $952,940, which was withdrawn from the Company’s Trust Account to redeem such shares.

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and the Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of the financial statements. Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In order to mitigate the current uncertainty surrounding the implementation of the Inflation Reduction Act of 2022, the Company has decided that in the event that the Proposals are approved and implemented as described in the Definitive Proxy Statement, funds in trust, including any interest thereon, will not be used to pay for

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 — Description of Organization and Business Operations (cont.)

any excise tax liabilities with respect to any future redemptions that occur after December 31, 2022, and prior to or in connection with a Business Combination or liquidation of the Company and which result from the implementation of the Inflation Reduction Act of 2022.

Liquidity and Capital Resources

As of December 31, 2023, the Company had cash of $48,395 in its operating bank account and $6,049,745 of cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its Common Stock in connection therewith. As of December 31, 2023, approximately $429,125 of the amount on deposit in the Trust Account represented interest and dividend income from investments, which is available to pay the Company’s tax obligations.

The Company has until July 19, 2024 (which is 33 months from the October 19, 2021 closing of the Company’s Initial Public Offering). Until the consummation of a Business Combination, the Company is and will continue to use the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the Business Combination. The Company may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing.

Management has determined that the mandatory liquidation, should a business combination not occur, and potential subsequent dissolution and liquidity condition described in Note 1 of the financial statements, raises substantial doubt about the Company’s ability to continue as a going concern. As described in Note 6, the $3,500,000 of deferred underwriting fee payable is contingent upon the consummation of a Business Combination subject to the terms of the underwriting agreement. It is uncertain that the Company will be able to consummate a Business Combination by the specified period.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the financial statements. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022.

Marketable Securities Held in the Trust Account

At December 31, 2023 and 2022, substantially all of the assets held in the Trust Account were held in cash and mutual fund that invests in U.S. Treasury securities respectively. The Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are included in Interest and dividend income on cash and marketable securities held in the Trust Account in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. At December 31, 2023 and 2022, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of December 31, 2023 and 2022. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the years ended December 31, 2023 and 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company has been subject to income tax examinations by major taxing authorities since inception. (see Note 10)

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”). Shares of Common Stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times Common Stock is classified as stockholders’ equity. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2023, 550,941 shares of Common Stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Common Stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Common Stock are affected by charges against additional paid-in capital and accumulated deficit.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

At December 31, 2023, the Common Stock subject to possible redemption reflected in the balance sheet is reconciled in the following table:
Gross proceeds	$100,000,000
Less:
Proceeds allocated to Public Warrants	(11,900,000)
Common Stock issuance costs	(5,322,219)
Plus: Remeasurement of carrying value to redemption value	18,722,219
Common Stock subject to possible redemption as of December 31, 2021	101,500,000
Less:
Redemption of Common Stock	(57,810,572)
Common Stock redemption payable	(34,198,758)
Plus: Remeasurement of carrying value to redemption value (net)	998,892
Common Stock subject to possible redemption as of December 31, 2022	10,489,562
Redemption of Common Stock	(4,955,663)
Plus: Remeasurement of carrying value to redemption value	515,846
Common Stock subject to possible redemption as of December 31, 2023	$6,049,745

Net (Loss) Income per Common Stock

The Company has one class of shares. Public Warrants (see Note 3) and Private Placement Warrants (see Note 4) to purchase 12,850,000 shares of Common Stock at $11.50 per share were issued on October 19, 2021. As of December 31, 2023, no Public Warrants or Private Placement Warrants have been exercised. The 12,850,000 potential shares of Common Stock for outstanding Public Warrants and Private Placement Warrants to purchase the Common Stock were excluded from diluted earnings per share for the year ended December 31, 2023 because they are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net (loss) income per share of Common Stock is the same as basic net (loss) income per shares of Common Stock for the period. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net (loss) income per share for each class of stock.
	For the year ended December 31, 2023	For the year ended December 31, 2022
Basic and diluted net (loss) income per share:
Numerator:
Allocation of net (loss) income	$(2,574,642)	$1,623,367
Denominator:
Weighted average shares outstanding	3,336,745	12,278,562

Basic and diluted net (loss) income per share	$(0.77)	$0.13

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are free standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 2 — Summary of Significant Accounting Policies (cont.)

classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants qualify for equity accounting treatment and the Private Placement Warrants issued pursuant to the warrant agreement qualify for liability accounting treatment.

Recent Accounting Pronouncements

In August 2020, the FASB issued Accounting Standards Update (“ASU”) No. 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” (“ASU 2020-06”), which simplifies accounting for convertible instruments by removing major separation models required under current GAAP. The ASU also removes certain settlement conditions that are required for equity-linked contracts to qualify for the derivative scope exception, and it simplifies the diluted earnings per share calculation in certain areas. The Company adopted ASU 2020-06 on January 25, 2021 (inception). Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the Company or no material effect is expected on the financial statements as a result of future adoption.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 10,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Public Share, and one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase three quarters of one share of Common Stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement Warrants

On October 19, 2021, simultaneously with the consummation of the Initial Public Offering, the Company consummated the issuance and sale of 7,133,333 Private Placements Warrants in a private placement transaction at a price of $0.75 per Private Placement Warrant, generating gross proceeds of $5,350,000. Each whole Private Placement Warrant will be exercisable to purchase three quarters of one share of Common Stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants will be added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants and all underlying securities will be worthless.

Note 5 — Related Party Transactions

Founder Shares

In February 2021, the Sponsor paid an aggregate purchase price of $25,000, or approximately $0.009 per share, in consideration of 2,156,250 shares of Common Stock to cover certain expenses of the Company (the “Founder Shares”). In June 2021, the Company effected a 1.3333-for-1.0 stock split of Common Stock, resulting in the Sponsor owning an aggregate of 2,875,000 Founder Shares. The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). The over-allotment was not exercised and such shares were forfeited.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 5 — Related Party Transactions (cont.)

The Sponsor agreed that it will not transfer, assign or sell any Founder Shares until (1) with respect to 50% of the shares, the earlier of six months after the date of the consummation of the Business Combination and the date on which the closing price of the Company’s Common Stock exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (2) with respect to the remaining 50% of the shares, six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property.

Related Party Loans

On January 25, 2021, the Company issued an unsecured promissory note to the Sponsor (the “Promissory Note”), pursuant to which the Company borrowed up to an aggregate principal amount of $300,000. The Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. The Promissory Note was repaid as of March 31, 2022.

On July 18, 2023, the Company and the Sponsor entered into a non-interest-bearing loan agreement whereby the Company issued a promissory note (the “Note”) to the Sponsor pursuant to which the Company may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of Monthly Extension Options. The current principal amount of the Note is payable on the earlier of (a) the consummation of a Business Combination and (b) the date of the liquidation of the Company. If a Business Combination is not consummated, this Note will be repaid solely to the extent that the Company has funds available to it outside of the Trust Account and all other amounts will be forfeited, eliminated or otherwise forgiven. As of March 31, 2024 and December 31, 2023 and 2022, the amount outstanding under the Note was $825,975, $582,000 and $0 respectively, as reflected on the Company’s balance sheets included herein under the caption ‘Note payable-related party’.

In addition, in order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into warrants of the post Business Combination entity at a price of $0.75 per warrant. The warrants would be identical to the Private Placement Warrants. As of December 31, 2023 and 2022, there were no Working Capital Loans outstanding. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants issued upon conversion of Working Capital Loans (and any shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of working capital loans) are entitled to registration rights pursuant to an agreement entered into in connection with the Company’s Initial Public Offering requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to three demands,

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 6 — Commitments and Contingencies (cont.)

except short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the closing of the Company’s Initial Public Offering to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The option was not exercised during such 45-day period and expired.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $2,000,000 in the aggregate at the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred underwriting commissions of $0.35 per Unit, or $3,500,000 from the closing of the Initial Public Offering. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely if the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Note 7 — Stockholders’ Deficit

Common Stock — The Company is authorized to issue 100,000,000 shares of Common Stock. As of December 31, 2023 and 2022, there were 2,500,000 (excluding 550,941 and 1,019,465 shares of Common Stock subject to possible redemption, respectively) shares of Common Stock issued and outstanding.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there were no shares of preferred stock issued or outstanding.

Public Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. The Company will not be obligated to deliver any shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares upon exercise of a warrant unless shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 7 — Stockholders’ Deficit (cont.)

“cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time after the warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Public Shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

As of December 31, 2023 and 2022, there were 10,000,000 of Public Warrants outstanding.

Note 8 — Warrant Liabilities

Private Warrants — The Private Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Warrants and the shares of Common Stock issuable upon the exercise of the Private Warrants are not transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 8 — Warrant Liabilities (cont.)

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (x) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (y) the volume weighted average trading price of the Company’s Common Stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of Common Stock or equity-linked securities.

As of December 31, 2023 and 2022, there were 7,133,333 of private warrants outstanding.

Note 9 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on an assessment of the assumptions that market participants would use in pricing the asset or liability.

At December 31, 2023, the investments held in the Trust Account were held in a cash.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 9 — Fair Value Measurements (cont.)

The following tables present information about the Company’s liabilities that are measured at fair value on a recurring basis at December 31, 2023 and 2022 and indicate the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

December 31, 2023	Level	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash and marketable securities held in Trust Account	1	$6,049,745	$—	$—
Warrant Liability-Private Placement Warrants	3	$—	$—	$107,713
December 31, 2022	Level	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Marketable Securities	1	$44,688,320	$—	$—
Warrant Liability-Private Placement Warrants	3	$—	$—	$356,666

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statements of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Common Stock based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The following table provides quantitative information regarding Level 3 fair value measurements at December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Stock Price	$10.89	$10.22
Exercise Price	$11.50	$11.50
Term (years)	0.96	2.91
Volatility	1.15%	0.20%
Risk Free Rate	4.77%	4.24%
Dividend Yield	0.00%	0.00%

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 9 — Fair Value Measurements (cont.)

The following table presents the changes in the fair value of Level 3 warrant labilities:

Private Placement Warrants
Fair value as of October 19, 2021 (IPO)	$9,986,666
Change in fair value	(7,632,666)
Fair value as of December 31, 2021	2,354,000
Change in fair value	(1,997,334)
Fair value as of December 31, 2022	356,666
Change in fair value	(248,953)
Fair value as of December 31, 2023	$107,713

Note 10 — Income Taxes

The total Income tax provision is comprised of the following for the years ended December 31, 2023 and 2022:

	December 31, 2023	December 31, 2022
Federal
Current	$72,980	$216,203
Deferred	(688,629)	(246,333)
State and local
Current	—	—
Deferred	—	—
Change in valuation allowance	688,629	246,333
Income tax provision	$72,980	$216,203

Deferred tax assets and liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

The net deferred tax assets in the accompanying balance sheets included the following components:

	December 31, 2023	December 31, 2022
Deferred tax assets
Start-up costs	$688,629	$308,347
Net operating loss carryforward	—	—
Total deferred tax asset	688,629	308,347
Valuation allowance	(688,629)	(308,347)
Deferred tax asset net of allowance	$—	$—

The Company’s federal net operating loss carryforward as of December 31, 2023 and 2022 amounted to $0.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 10 — Income Taxes (cont.)

deferred tax assets, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, Management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2023 and 2022, the change in valuation allowance was $688,629 and $308,347, respectively.

A reconciliation of the statutory federal income tax rate to the Company’s effective tax rate (approximate) is as follows:

	December 31, 2023	December 31, 2022
Statutory federal income tax rate	21.00%	21.00%
State taxes, net of federal tax benefit	0.00%	0.00%
Change in fair value of warrants	9.95%	(22.80)%
Warrant issuance costs	0.00%	0.00%
Valuation allowance	(27.53)%	13.29%
Income tax provision expense	(3.42)%	11.49%

The tax provision differs from the statutory rate of 21% due to the change in fair value of warrants and the valuation allowance.

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued and has determined that subject to the events below, there have been no events that have occurred that would require adjustments to the disclosures of the financial statements.

In connection with the proposed Business Combination with Vaso Corporation, the Company filed a registration statement on Form S-4 with the SEC on January 8, 2024 (Registration No. 333-276422) (the “Registration Statement). On February 2, 2024, the Company received a comment letter from the SEC regarding the Registration Statement. The Company responded to the SEC’s comment letter and amended the Registration Statement on February 14, 2024, accordingly. On March 8, 2024, the Company received a second comment letter from the SEC regarding the Registration Statement. For additional information regarding the Vaso Business Combination, please see the Registration Statement, as amended.

On March 13, 2024, the Company notified the trustee of the Company’s Trust Account that it was exercising a Monthly Extension Option, extending the time available to the Company to consummate a Business Combination, from March 19, 2024 to April 19, 2024 (the “Third Extension”), pursuant to and in accordance with the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation” or the “Fourth Amended and Restated Certificate of Incorporation”) and the Company’s Third Amended and Restated Investment Management Trust Agreement (the “Trust Agreement”). The Third Extension is the third of up to six (6) one-month Extensions permitted under the Company’s Fifth Amended and Restated Certificate of Incorporation and Trust Agreement.

Pursuant to the terms of the Company’s Certificate of Incorporation and Trust Agreement, on March 13, 2024, with respect to the exercise of the Third Extension, the Company deposited $22,037.64 into the Company’s Trust Account in connection with the exercise of the First Extension. Such deposit with respect to the Third Extension was made using funds held outside of the Company’s Trust Account and available to the Company to fund working capital requirements. As of March 19, 2024 (and, for the avoidance of doubt, inclusive of the deposit of $22,037.64 into the Trust Account in connection with the exercise of the First Extension as described above), the Trust Account held approximately $6,145,817.

ACHARI VENTURES HOLDINGS CORP. I
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2024 (Unaudited)	December 31, 2023
ASSETS
CURRENT ASSETS
Cash	$10,524	$48,395
Prepaid expenses	63,943	48,106
Total current assets	74,467	96,501

OTHER ASSETS
Cash held in Trust Account	6,194,997	6,049,745
TOTAL ASSETS	$6,269,464	$6,146,246

LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable and accrued expenses	$3,579,512	$3,206,121
Income taxes payable	10,979	42,717
Notes payable – related party	825,975	582,000
Excise tax liability	391,544	391,544
Total current liabilities	4,808,010	4,222,382
Derivative warrant liabilities	175,480	107,713
Deferred underwriting fee payable	3,500,000	3,500,000
Total liabilities	8,483,490	7,830,095

COMMITMENTS AND CONTINGENCIES (NOTE 6)
REDEEMABLE COMMON STOCK
Common stock subject to possible redemption: 550,941 shares at redemption value of $11.24 and $10.98 per share at March 31, 2024 and December 31, 2023, respectively	6,194,997	6,049,745

STOCKHOLDERS’ DEFICIT
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding	—	—
Common stock; $0.0001 par value; 100,000,000 shares authorized; 2,500,000 shares issued and outstanding (excluding 550,941 shares subject to possible redemption at March 31, 2024 and December 31, 2023)	250	250
Accumulated Deficit	(8,409,273)	(7,733,844)
Total stockholders’ deficit	(8,409,023)	(7,733,594)
LIABILITIES, REDEEMABLE COMMON STOCK, AND STOCKHOLDERS’ DEFICIT	$6,269,464	$6,146,246

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACHARI VENTURES HOLDINGS CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED

	March 31, 2024	March 31, 2023
OPERATING EXPENSES
General and administrative	$508,544	$925,964
Franchise tax	20,743	50,000
Total operating expenses	529,287	975,964
OTHER INCOME
Interest and dividend income on cash and marketable securities held in Trust Account	79,139	113,870
Change in fair value of derivative warrant liabilities	(67,767)	(71,334)
Total other income	11,372	42,536
INCOME BEFORE PROVISION FOR INCOME TAXES	(517,915)	(933,428)
Income tax provision	(12,262)	(13,413)
NET LOSS	$(530,177)	$(946,841)
Weighted average shares outstanding of Common stock	3,050,941	3,519,465
Basic and diluted net loss per share, Common stock	$(0.17)	$(0.27)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACHARI VENTURES HOLDINGS CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN
STOCKHOLDERS’ DEFICIT FOR THE THREE MONTHS ENDED
MARCH 31, 2024
(UNAUDITED)

	Common stock (excluding 550,941 shares subject to possible redemption)		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount
Balance, January 1, 2024	2,500,000	$250	$—	$(7,733,844)	$(7,733,594)
Remeasurement of redeemable shares to redemption value				(145,252)	(145,252)
Net loss	—	—	—	(530,177)	(530,177)
Balance, March 31, 2024	2,500,000	$250	$—	$(8,409,273)	$(8,409,023)

FOR THE THREE MONTHS ENDED
MARCH 31, 2023
(UNAUDITED)

	Common stock (excluding 1,019,465 shares subject to possible redemption)		Additional paid-in capital	Accumulated deficit	Total stockholders’ deficit
	Shares	Amount
Balance, January 1, 2023	2,500,000	$250	$—	$(4,251,812)	$(4,251,562)
Remeasurement of redeemable shares to redemption value	—	—	—	(266,790)	(266,790)
Excise duty in connection with redemption of redeemable shares	—	—	—	(341,988)	(341,988)
Net loss	—	—	—	(946,841)	(946,841)
Balance, March 31, 2023	2,500,000	$250	$—	$(5,807,431)	$(5,807,181)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACHARI VENTURES HOLDINGS CORP. I
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE THREE MONTHS ENDED

	March 31, 2024	March 31, 2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(530,177)	$(946,841)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest and dividend income on cash and marketable securities held in Trust Account	(79,139)	(113,870)
Changes in operating assets and liabilities:
Change in fair value of warrants	67,767	71,334
Prepaid expenses	(15,837)	16,312
Accounts payable and accrued expenses	373,391	837,896
Income taxes payable	(31,738)	13,413
Franchise tax payable	—	(241,137)
Net cash used in operating activities	(215,733)	(362,893)
CASH FLOWS FROM INVESTING ACTIVITIES
Cash deposited in Trust Account	(66,113)	—
Cash withdrawn from Trust account for taxes	—	(152,920)
Cash withdrawal from Trust account in connection with Common Stock redemptions	—	34,198,758
Net cash (used in) provided by investing activities	(66,113)	34,045,838
CASH FLOWS FROM FINANCING ACTIVITIES
Redemption of Common stock	—	(34,198,758)
Notes payable – related party	243,975	—
Net cash provided by (used in) financing activities	243,975	(34,198,758)
NET CHANGE IN CASH	(37,871)	(515,813)
CASH, BEGINNING OF PERIOD	48,395	597,306
CASH, END OF PERIOD	$10,524	$81,493
Supplemental disclosure of noncash activities:
Common stock redemption payable	$—	$266,790
Excise tax liability	$—	$13,413

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations

Achari Ventures Holdings Corp. I (the “Company”) was incorporated in Delaware on January 25, 2021. The Company is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (a “Business Combination”).

The Company is not limited to a particular industry or geographic region for purposes of consummating an initial Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of March 31, 2024, the Company had not commenced any operations. All activity through March 31, 2024 relates to the Company’s formation, its initial public offering (“Initial Public Offering”), and, subsequent to the Initial Public Offering, identifying a target company for an initial Business Combination. The Company will not generate any operating revenues until after the completion of an initial Business Combination, at the earliest. The registration statement for the Company’s Initial Public Offering was declared effective on October 14, 2021. On October 19, 2021, the Company consummated the Initial Public Offering of 10,000,000 units (“Units”), each of which consisted of one warrant and one share of Common Stock (the “Public Shares”) at $10.00 per Unit, generating gross proceeds of $100,000,000, which is discussed in Note 3. The Company has selected December 31 as its fiscal year end.

Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 7,133,333 warrants (“Private Placement Warrants”) at a price of $0.75 per Private Placement Warrant in a private placement to the Company’s sponsor, Achari Sponsor Holdings I LLC (the “Sponsor”), for gross proceeds of $5,350,000, which is described in Note 4.

Offering costs for the Initial Public Offering amounted to $6,101,730, consisting of $2,000,000 of underwriting fees, $3,500,000 of deferred underwriting fees payable (which are held in the Trust Account (as defined below)) and $601,730 of other costs. As described in Note 6, the $3,500,000 of deferred underwriting fee payable is contingent upon the consummation of an initial Business Combination, as further described in the underwriting agreement entered into in connection with the Initial Public Offering.

Following the closing of the Initial Public Offering, $101,500,000 ($10.15 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the Private Placement Warrants was placed in a trust account (the “Trust Account”) and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting the conditions of paragraphs (d)(2), (d)(3) and (d)(4) of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of an initial Business Combination and (ii) the distribution of the Trust Account, as described below.

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, although substantially all of the net proceeds are intended to be applied generally toward consummating an initial Business Combination. There is no assurance that the Company will be able to complete an initial Business Combination successfully. The Company must complete one or more Business Combinations having an aggregate fair market value of at least 80% of the assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on income earned on the Trust Account) at the time of the agreement to enter into the initial Business Combination. However, the Company will only complete an initial Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance the Company will be able to successfully effect an initial Business Combination.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of an initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of an initial Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially anticipated to be $10.15 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights with respect to the Company’s warrants.

All of the Public Shares contain a redemption feature which allows for the redemption of such Public Shares in connection with the Company’s liquidation, if there is a stockholder vote or tender offer in connection with the Company’s initial Business Combination and in connection with certain amendments to the Company’s Fifth Amended and Restated Certificate of Incorporation (as defined below). In accordance with ASC 480-10-S99, redemption provisions not solely within the control of a company require Common Stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., Public Warrants (as defined in Note 3)), the initial carrying value of Common Stock classified as temporary equity was the allocated proceeds determined in accordance with Accounting Standards Codification (“ASC”) 470-20. The Common Stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company elected to recognize the changes immediately. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and are classified as such on the condensed consolidated balance sheets until such date that a redemption event takes place.

Redemptions of the Company’s Public Shares may be subject to the satisfaction of conditions, including minimum cash conditions, pursuant to an agreement relating to the Company’s initial Business Combination. If the Company seeks stockholder approval of the initial Business Combination, the Company will proceed with an initial Business Combination if a majority of the shares voted are voted in favor of the initial Business Combination, or such other vote as required by law or stock exchange rule. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Fifth Amended and Restated Certificate of Incorporation, conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the “SEC”) and file tender offer documents with the SEC prior to completing an initial Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with an initial Business Combination, the Sponsor has agreed to vote its Founder Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving an initial Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.

Notwithstanding the foregoing, the Fifth Amended and Restated Certificate of Incorporation provides that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 15% or more of the Common Stock sold in the Initial Public Offering, without the prior consent of the Company.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

The Company’s Sponsor, officers and directors (the “Initial Stockholders”) agreed not to propose an amendment to the Fifth Amended and Restated Certificate of Incorporation that would affect the substance or timing of the Company’s obligation to redeem 100% of its Public Shares if the Company does not complete an initial Business Combination, unless the Company provides the Public Stockholders with the opportunity to redeem their shares of Common Stock in conjunction with any such amendment.

If the Company is unable to complete an initial Business Combination by July 19, 2024 (the “Combination Period”), the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to us to pay taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, dissolve and liquidate, subject in each case to obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, Public Stockholders may only receive $10.15 per share (the amount originally deposited in the Trust Account upon the consummation of the Initial Public Offering) and the warrants will expire worthless. In certain circumstances, Public Stockholders may receive less than $10.15 per share (the amount originally deposited in Trust Account upon the consummation of the Initial Public Offering) on the redemption of their shares.

The Initial Stockholders agreed to waive their liquidation rights with respect to the Founder Shares if the Company fails to complete an initial Business Combination within the Combination Period in connection with the consummation of the Initial Public Offering. However, if the Initial Stockholders decide to acquire Public Shares in addition to their Founder Shares, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if the Company fails to complete an initial Business Combination within the Combination Period. The underwriters agreed to waive their rights to its deferred underwriting commission (see Note 6) held in the Trust Account in the event the Company does not complete an initial Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the residual assets remaining available for distribution (including the Trust Account assets) will be only $10.15 per shares held in the Trust Account. In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account. This liability will not apply with respect to any claims by a third party who executed a waiver of any right, title, interest or claim of any kind in or to any monies held in the Trust Account or to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except the Company’s independent registered public accounting firm), prospective target businesses or other entities with which the Company does business, execute agreements waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

Business Combination Agreement with Vaso Corporation

Business Combination Agreement

The Company entered into a business combination agreement (the “Vaso Business Combination Agreement”), dated as of December 6, 2023, with Vaso Corporation, a Delaware corporation (“Vaso”), and Achari Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Achari (“Merger Sub”). The Vaso Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Vaso (the “Merger”), with Vaso surviving as a wholly-owned subsidiary of the Company (the “Surviving Company”). Upon the closing of the Vaso Business Combination Agreement (the “Closing”), it is anticipated that the Company will change its name to “Vaso Holding Corporation” (or an alternative name chosen by Vaso and reasonably acceptable to the Company).

The Merger and the other transactions contemplated by the Vaso Business Combination Agreement are hereinafter referred to collectively as the “Vaso Business Combination.”

The Vaso Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of each of the Company, Vaso and Merger Sub.

In connection with the Vaso Business Combination, the Company filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) on January 8, 2024 (Registration No. 333-276422) (the “Registration Statement”). On February 2, 2024, the Company received a comment letter from the SEC regarding the Registration Statement. The Company responded to the SEC’s comment letter and amended the Registration Statement on February 14, 2024, accordingly. On March 8, 2024, the Company received a second comment letter from the SEC regarding the Registration Statement. The Company responded to the SEC’s comment letter and amended the Registration Statement on April 9, 2024, accordingly. On April 22, 2024, the Company received a third comment letter from the SEC regarding the Registration Statement. The Company responded to the SEC’s comment letter and amended the Registration Statement on April 30, 2024, accordingly. On May 9, 2024, the Company received a fourth comment letter from the SEC regarding the Registration Statement. For additional information regarding the Vaso Business Combination, please see the Registration Statement, as amended.

Consideration and Structure

In accordance with the terms and subject to the conditions of the Vaso Business Combination Agreement, at the effective time of the Merger (the “Effective Time”), (i) each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.01 per share, of the Surviving Company; and (ii) each share of common stock, par value $0.001 per share, of Vaso (each, a “Vaso Share”) (excluding any dissenting shares and any Vaso Shares held immediately prior to the Effective Time by Vaso as treasury stock) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into the right to receive a number of shares of the Company’s Common Stock, par value $0.0001 per share (the “Achari Shares”), in accordance with an exchange ratio equal to (i) the quotient of (a) $176,000,000, divided by (b) the fully-diluted shares of Vaso common stock outstanding on the date of the calculation, divided by (ii) $10.00. The Vaso Business Combination is expected to close in the second quarter of 2024, following the receipt of the required approval by the stockholders of the Company and Vaso.

Representations and Warranties; Covenants

The parties to the Vaso Business Combination Agreement have agreed to customary representations and warranties for transactions of this type. In addition, the parties to the Vaso Business Combination Agreement agreed to be bound by certain customary covenants for transactions of this type, including, among others, covenants with

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

respect to the conduct of the Company, Vaso and their respective subsidiaries during the period between execution of the Vaso Business Combination Agreement and Closing. The representations, warranties, agreements and covenants of the parties set forth in the Vaso Business Combination Agreement will terminate at Closing, except for those covenants and agreements that, by their respective terms, contemplate performance after Closing. Each of the parties to the Vaso Business Combination Agreement has agreed to use its reasonable best efforts to take or cause to be taken all actions and things necessary to consummate the Vaso Business Combination.

Conditions to Closing

The obligations of the Company and Vaso to consummate the Vaso Business Combination are subject to the fulfillment or waiver of certain closing conditions, including, but not limited to: (i) no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the Vaso Business Combination Agreement being in effect; (ii) the approval and adoption of the Vaso Business Combination Agreement and the transactions contemplated thereby by the requisite vote of the Company’s and Vaso’s stockholders; (iii) the registration statement/proxy statement to be filed by the Company relating to the Vaso Business Combination Agreement and the Vaso Business Combination becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to the registration statement/proxy statement to be filed by the Company relating to the Vaso Business Combination Agreement and the Vaso Business Combination, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending; (iv) the Certificate of Merger having been accepted for filing by the Secretary of State of the State of Delaware; and (v) the absence of the occurrence of a material adverse effect on the part of the Company and/or Vaso.

Termination

The Vaso Business Combination Agreement may be terminated under customary and limited circumstances prior to the Closing, including, but not limited to: (i) by mutual consent of the Company and Vaso; (ii) by either the Company or Vaso if there is a law or governmental order in effect prohibiting the Vaso Business Combination; provided that this right shall not be available to the party whose breach of any of its representations, warranties, covenants or agreements under the Vaso Business Combination Agreement results in or is the primary cause of such law or governmental order; and (iii) by either the Company or Vaso if the Merger is not consummated on or before May 30, 2024, which date shall be extended automatically for up to thirty (30) days to the extent the parties to the Vaso Business Combination Agreement are continuing to work in good faith toward the Closing.

The foregoing description of the Vaso Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Vaso Business Combination Agreement, a form of which is attached as Exhibit 2.1 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2024, and the terms of which are incorporated herein by reference.

The Vaso Business Combination Agreement contains representations, warranties and covenants that the respective parties thereto made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the agreement among such parties and are subject to important qualifications and limitations agreed to by such parties in connection with negotiating such agreement. The representations, warranties and covenants in the Vaso Business Combination Agreement are also modified in important part by the underlying disclosure schedules, which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to stockholders, and which were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The Company and Vaso believe that these disclosure schedules do not contain information that is material to an investment or voting decision.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

Other Agreements

Sponsor Letter Agreement

The Vaso Business Combination Agreement contemplates that, at or prior to the Closing, the Sponsor, will enter into a Sponsor Letter Agreement with the Company, Vaso and the other parties thereto (the “BCA Sponsor Letter Agreement”), which (among other things) outlines the transfer of Founder Shares and Private Placement Warrants by the Sponsor to the Company, and also provides for guidelines of restrictions and agreements regarding voting, redemption and disposition of these securities. Pursuant to the BCA Sponsor Letter Agreement, the Sponsor is to return 1,750,000 Founder Shares and 6,133,000 Private Placement Warrants to the Company at the time of the initial Business Combination. The agreement also includes representations and warranties by the parties involved and conditions for termination in compliance with the Vaso Business Combination Agreement.

The foregoing description of the BCA Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the BCA Sponsor Letter Agreement, a form of which is attached as Exhibit 10.1 to the Annual Report, and the terms of which are incorporated herein by reference.

Put Option Agreement

The Vaso Business Combination Agreement contemplates that, simultaneously with the Closing, the Sponsor, the Company and Vaso will enter into a Put Option Agreement (the “Put Option Agreement”), which (among other things) governs the transfer and exercise of put options for certain shares and provides a framework for the transfer and exercise of these put options, outlining specific conditions and procedures for their exercise. The Sponsor will then gain the right to put up to 750,000 Class A Common Stock, par value $0.0001 per share, of the post-Vaso Business Combination company at $8.00 per share (the “Achari Put Options”). If the Closing occurs, then Vaso shall pay, or cause to be paid up to $4,500,000 of all Unpaid SPAC Expenses (as defined in the Vaso Business Combination Agreement). If Vaso pays, or causes to be paid, between $2,250,000 and $4,500,000 of Unpaid SPAC Expenses, then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount divided by $8.00 and (ii) the number of shares that the holder of such Achari Put Options is to maintain as a result of the BCA Sponsor Letter Agreement shall be reduced from 750,000 by a number of shares equal to the quotient of the Additional Unpaid SPAC Expenses Amount (as defined in the Put Option Agreement) divided by $8.00. Additionally, the Vaso Working Capital Agreement revised the form of the Put Option Agreement by providing that, although Vaso could still terminate the Business Combination Agreement if Unpaid SPAC Expenses exceeded $4,500,000, if the Business Combination Agreement were not terminated then (i) the number of shares subject to the Achari Put Options shall be reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00 and (ii) the number of shares that the holder of such options is to maintain as a result of the Sponsor Letter Agreement shall be further reduced by a number of shares equal to the quotient of the excess amount over $4,500,000 divided by $5.00. The holders of such Achari Put Options may exercise them in certain periods: the initial put exercise period, which shall begin 12 months after the consummation of the initial Business Combination and end three months thereafter, and the second put exercise period, which shall begin three months after the start of the initial put exercise period and end three months thereafter. During these periods, they can sell up to 50% of the Achari Put Option shares to the Company, with unexercised options expiring at the end of each period. The Sponsor retains sole responsibility for any cash proceeds resulting from exercising these Achari Put Options. If market conditions permit, (i) the holders of the Achari Put Option shares may sell these shares prior to the expiration of the lock-up period described in the Put Option Agreement, and (ii) the post-Vaso Business Combination company may require the mandatory sale to the post-Vaso Business Combination company of Achari Put Option shares.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

The foregoing description of the Put Option Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Put Option Agreement, a form of which is attached as Exhibit 10.2 to the Annual Report, and the terms of which are incorporated herein by reference.

Amended and Restated Registration Rights Agreement

The Vaso Business Combination Agreement contemplates that, simultaneously with the Closing, the Company and certain security holders and/or executive officers and directors of the Company and Vaso will enter into an Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), which serves to register certain shares, such as Founder Shares and common shares underlying the Private Placement Warrants, for resale under the Securities Act. Such agreement details provisions for shelf registrations, including the filing of Registration Statements (Form S-1 Shelf or Form S-3 Shelf), maintaining shelf effectiveness, amendments and subsequent registrations for resale of registrable securities. Additionally, such agreements outline the Company’s obligations to facilitate the disposition of registrable securities, including preparing registration statements, obtaining qualifications under securities laws, ensuring prospectus accuracy, and indemnifying holders against losses arising from any inaccuracies in the offering documents.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended and Restated Registration Rights Agreement, a form of which is attached as Exhibit 10.3 to the Annual Report, and the terms of which are incorporated herein by reference.

Lockup Agreement

In connection with the Closing, certain security holders of the Company and Vaso will enter into a Lockup Agreement (the “Lockup Agreement”), pursuant to which (among other things), such security holders will be subject to a proposed 365-day lock-up period, during which such holders irrevocably agree they will not (i) transfer, offer, sell, contract or agree to sell, pledge, assign, hypothecate, grant any option to purchase or otherwise dispose of, directly or indirectly, any shares of the Company’s capital stock, enter into a transaction that would have the same effect or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any such shares, whether any of these transactions are to be settled by delivery of any such shares, in cash or otherwise, publicly disclose the intention to enter into a transaction specified or similar to the foregoing, or engage in any Short Sales (as defined therein) with respect to any security of the Company. The Put Option Agreement provides a leak out from the lock-up in limited circumstances based on market conditions.

The foregoing description of the Lockup Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lockup Agreement, a form of which is attached as Exhibit 10.4 to the Annual Report, and the terms of which are incorporated herein by reference.

Director Indemnification Agreements

In connection with the Closing, each of the individuals designated to be members of the board of directors of the Company will enter into a Director Indemnification Agreement with the Company (collectively, the “Director Indemnification Agreements,” and each, a “Director Indemnification Agreement”).

The foregoing description of the Director Indemnification Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the Director Indemnification Agreement, a form of which is attached as Exhibit 10.5 to the Annual Report, and the terms of which are incorporated herein by reference.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

Vaso Support Agreement

Concurrently with the execution of the Vaso Business Combination Agreement, the Company, Vaso and certain security holders of Vaso have entered into support agreements committing them to vote in favor of the Vaso Business Combination (the “Support Agreements”), pursuant to which such security holders agreed to, among other things, (i) waive any appraisal rights or dissenter rights in connection with the Vaso Business Combination, and (ii) consent to and vote in favor of the Vaso Business Combination Agreement and the transactions contemplated thereby (including the Vaso Business Combination).

The foregoing description of the Support Agreements is subject to and qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is attached as Exhibit 10.6 to the Annual Report, and the terms of which are incorporated herein by reference.

Extension of Deadline to Consummate an Initial Business Combination

On December 22, 2022, the Company reconvened a special meeting of the Company’s shareholders (the “December 2022 Special Meeting”), which had initially been adjourned on December 19, 2022. At the reconvened December 2022 Special Meeting, the Company’s shareholders approved (i) an amendment to the Company’s then-existing amended and restated certificate of incorporation, which amended an option included in the Company’s then-existing amended certificate of incorporation, and which had provided the Company the ability to extend the deadline by which the Company must consummate an initial Business Combination by up to three months, or from January 19, 2023 to April 19, 2023, to instead provide for an extension to consummate an initial Business Combination by up to six months, or from January 19, 2023 to July 19, 2023 (the “Original Amended Extended Date”) and (ii) an amendment to the Company’s Investment Management Trust Agreement to provide that the Company may extend the time period to complete an initial Business Combination up to and until the Original Amended Extended Date on a monthly basis, by, at the Company’s option, depositing into the Company’s Trust Account the lesser of (x) $100,000 and (y) $0.05 for each share of the Company’s Common Stock which remains outstanding as of the date of such monthly deposit (the “Original Monthly Extension Option”). The Original Monthly Extension Option was exercisable by the Company in six single-month increments. As of June 15, 2023, the Company had exercised each of the six Original Monthly Extension Options available to it.

On July 12, 2023, the Company’s shareholders approved at a special meeting of the Company’s shareholders (the “July Special Meeting”) (i) an amendment to the Company’s then-existing amended and restated certificate of incorporation, which amended an option included in the Company’s then-existing amended and restated certificate of incorporation that provided the Company the ability to extend the deadline by which the Company must consummate an initial Business Combination by up to six months, or from January 19, 2023 to July 19, 2023 (the “Second Amended Extended Date”), to instead provide for an extension to consummate an initial Business Combination by up to an additional six months, or from July 19, 2023 to January 19, 2024, and (ii) an amendment to the Company’s Amended and Restated Investment Management Trust Agreement to provide that the Company may extend the time period to complete an initial Business Combination up to and until the Second Amended Extended Date on a monthly basis, at the Company’s option, by depositing into the Company’s Trust Account the lesser of (x) $100,000 and (y) $0.05 for each share of the Company’s Common Stock which remains outstanding as of the date of such monthly deposit (the “July 2023 Monthly Extension Option”). The July 2023 Monthly Extension Option is exercisable by the Company in six single-month increments.

On July 17, 2023, the Sponsor transferred 927,600 shares of Common Stock issued by the Company to the Sponsor (the “Founder Shares”) to certain members of the Sponsor. As a result of such transfer, as of July 17, 2023, 1,572,400 Founder Shares were held directly by the Sponsor and 927,600 Founder Shares were held directly by certain members of the Sponsor.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

On December 18, 2023, the Company held a special meeting in lieu of an annual meeting of the Company’s shareholders (the “December 2023 Special Meeting”). At the Special Meeting, the Company’s shareholders approved (i) a proposal (the “December 2023 Charter Amendment Proposal”) to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to revise the Company’s then existing extension option, which provided that the Company had the option of extending the period by which it must consummate an initial Business Combination by up to 12 months, from the original expiration date of January 19, 2023 (the “Original Expiration Date”), to January 19, 2024 (the “Second Amended Extended Date”), to instead provide that the Company will have the option to extend the period by which it must consummate an initial Business Combination by an additional six months, from the Second Amended Extended Date, or from January 19, 2024, to July 19, 2024 (the “Third Amended Extended Date”), with such extension option exercisable in six single-month increments (each such monthly extension option, a “Monthly Extension Option”), for an additional six-month aggregate total extension period if each Monthly Extension Option is exercised, and with each such Monthly Extension Option exercisable upon five calendar days’ advance notice prior to the applicable monthly deadline (such deadline for exercising each such Monthly Extension Option being the 19th calendar day of each month); (ii) a proposal (the “Redemption Limitation Amendment Proposal”) to amend the Company’s Fourth Amended and Restated Certificate of Incorporation to eliminate a limitation therein providing that the Company shall not redeem Public Shares (as defined below) to the extent that such redemption would cause the Company’s net tangible assets to be less than $5,000,001 following any such redemptions (the “Redemption Limitation”), in order to allow the Company to redeem Public Shares irrespective of whether the amount of such redemptions would breach the Redemption Limitation if the Company so chooses in its sole discretion; and (iii) a proposal (the “Trust Amendment Proposal”) to amend the Company’s Second Amended and Restated Investment Management Trust Agreement, dated July 12, 2023, by and between the Trustee and the Company (the “Second Amended and Restated Investment Management Trust Agreement”), to provide that the Second Amended Extended Date provided for in the Second Amended and Restated Investment Management Trust Agreement, upon which assets held in the Trust Account established in connection with the Company’s Initial Public Offering will be liquidated if it has not consummated an initial Business Combination, may be extended, at the Company’s option, and on a monthly basis, pursuant to the exercise of Monthly Extension Option(s), up to and until the Third Amended Extended Date of July 19, 2024; provided that, in order to exercise a single Monthly Extension Option, the Company must deposit into the Trust Account the lesser of (x) $100,000 and (y) $0.04 for each share of Common Stock included in the Units which were sold in the Initial Public Offering and which remain outstanding on the date of such deposit. The Company entered into the Third Amended and Restated Investment Management Trust Agreement (the “Third Amended and Restated Trust Agreement”) on December 19, 2023 with Continental Stock Transfer & Trust Company. The Company’s Fifth Amended and Restated Certificate of Incorporation (the “Fifth Amended and Restated Certificate of Incorporation”) was deemed effective on December 19, 2023 and was promptly filed with the Delaware Secretary of State.

On April 15, 2024, the Company notified the Trustee that it was extending the time available to the Company to consummate its initial Business Combination, from April 19, 2024 to May 19, 2024 (the “Fourth Extension”), pursuant to and in accordance with the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation and the Third Amended and Restated Trust Agreement. The Fourth Extension is the fourth of up to six (6) Monthly Extension Options permitted under the Company’s Fifth Amended and Restated Certificate of Incorporation and Third Amended and Restated Trust Agreement.

Pursuant to the terms of the Company’s Fifth Amended and Restated Certificate of Incorporation and Third Amended and Restated Trust Agreement, on April 18, 2024, with respect to the exercise of the Fourth Extension, the Company deposited $22,038 into the Company’s Trust Account in connection with the exercise of the Fourth Extension. Such deposit with respect to the Fourth Extension was made using funds held outside of the Company’s Trust Account and available to the Company to fund working capital requirements.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

Risks and Uncertainties

Management is continuing to evaluate the impact of the COVID-19 pandemic and the Company has concluded that while it is reasonably possible that COVID-19 could have a negative effect on identifying a target company for a Business Combination, the specific impact is not readily determinable as of the date of the condensed consolidated financial statements. Additionally, in February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action and related sanctions on the world economy is not determinable as of the date of these financial statements, and the specific impact on the Company’s financial condition, results of operations, and cash flows is also not determinable as of the date of these condensed consolidated financial statements. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In order to mitigate the current uncertainty surrounding the implementation of the Inflation Reduction Act of 2022, the Company has decided that in the event that the Proposals are approved and implemented as described in the Definitive Proxy Statement, funds in trust, including any interest thereon, will not be used to pay for any excise tax liabilities with respect to any future redemptions that occur after December 31, 2022, and prior to or in connection with a Business Combination or liquidation of the Company and which result from the implementation of the Inflation Reduction Act of 2022.

Liquidity and Capital Resources

As of March 31, 2024, the Company had cash of $10,524 in its operating bank account and $6,194,997 of cash held in the Trust Account to be used for a Business Combination or to repurchase or redeem its Common Stock in connection therewith. As of March 31, 2024, approximately $79,139 of the amount on deposit in the Trust Account represented interest and dividend income from investments, which is available to pay the Company’s tax obligations. The proceeds held in the Trust Account were previously invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations until the 24-month anniversary of the Initial Public Offering, when, to mitigate the potential risk that we could be deemed to be an investment company under the Investment Company Act, we instructed the Trustee of the Trust Account to liquidate such investments and to hold such funds in cash or in interest-bearing demand deposit accounts at a national bank.

The Company originally had until January 19, 2023 to consummate its initial Business Combination, with an option to extend such deadline to April 19, 2023 by depositing certain funds into the Trust Account. On December 22, 2022, in the December 2022 Special Meeting of the Company’s shareholders, the Company adopted the Third Amended and Restated Certificate of Incorporation and Amended and Restated Investment Management Trust Agreement to provide for the Original Monthly Extension Options, which provide the deadline to consummate an initial Business Combination will be extended until, as further described in Note 1 of the condensed consolidated financial statements, July 19, 2023 (which is 21 months from the October 19, 2021 closing of the Initial Public Offering). On July 12, 2023, in the July Special Meeting of the Company’s shareholders, the Company adopted the Fourth Amended and Restated Certificate of Incorporation and Second Amended and Restated Investment Management Trust Agreement to provide for the July 2023 Monthly Extension Options, which provide the deadline to consummate an initial Business Combination will be extended until, as further described in Note 1 of the condensed consolidated financial statements, January 19, 2024 (which is 27 months from the October 19, 2021 closing of the Initial Public Offering). On December 18, 2023, in the December 2023 Special Meeting of the Company’s shareholders, the Company adopted the Fifth Amended and Restated Certificate of Incorporation and Third Amended and Restated Trust Agreement to provide for the Monthly Extension Options, which provide the deadline to consummate an initial Business Combination will be extended until, as further described in Note 1 of the condensed consolidated financial statements, July 19, 2024 (which is 33 months from the October 19, 2021 closing of the Initial Public Offering). Until the consummation of an initial Business

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 1 — Description of Organization and Business Operations (cont.)

Combination, the Company is and will continue to use the funds not held in the Trust Account for identifying and evaluating prospective acquisition candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to acquire, and structuring, negotiating and consummating the initial Business Combination. The Company may need to raise additional capital through loans or additional investments from its Sponsor, shareholders, officers, directors, or third parties. The Company’s officers, directors and Sponsor may, but are not obligated to, loan the Company funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, to meet the Company’s working capital needs. Accordingly, the Company may not be able to obtain additional financing.

Management has determined that the mandatory liquidation and subsequent dissolution described above, should the Company be unable to complete an initial Business Combination, raises substantial doubt about the Company’s ability to continue as a going concern.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time, which is considered to be one year from the issuance date of the condensed consolidated financial statements. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 2 — Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 8 of Regulation S-X of the SEC. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed consolidated or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the SEC on March 29, 2024. The interim results for the three months ended March 31, 2024 are not necessarily indicative of the results to be expected for the period ending December 31, 2024 or for any future periods.

Emerging Growth Company

The Company is an emerging growth company as defined in Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), which exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that an emerging growth company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised, and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard.

This may make comparison of the Company’s financial statements with another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements. Making estimates requires management to exercise significant judgment. Such estimates may be subject to change as more current information becomes available and accordingly the actual results could differ significantly from those estimates. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the condensed consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of March 31, 2024 and December 31, 2023.

Cash held in the Trust Account

At March 31, 2024 and December 31, 2023, substantially all of the assets held in the Trust Account were held in cash. The proceeds held in the Trust Account were previously invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations until the 24-month anniversary of the Initial Public Offering, when, to mitigate the potential risk that we could be deemed to be an investment company under the Investment Company Act, we instructed the Trustee of the Trust Account to liquidate such investments and to hold such funds in cash or in interest-bearing demand deposit accounts at a national bank.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Corporation coverage limit of $250,000. At March 31, 2024 and December 31, 2023, the Company has not experienced losses on these accounts and management believes the Company is not exposed to significant risks on such account; however, any loss incurred or any lack of access to such funds could have a significant adverse impact on the Company’s financial condition, results of operations, and cash flows.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying unaudited condensed consolidated balance sheets, primarily due to their short-term nature, except for the derivative warrant liabilities (see Note 9).

Income Taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, “Income Taxes” (“ASC 740”), which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. There were no unrecognized tax benefits as of March 31, 2024 and December 31, 2023. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties for the three months ended March 31, 2024 and year ended December 31, 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. As of March 31, 2024 and December 31, 2023, the Company’s deferred tax asset had a full valuation allowance recorded against it.

The Company’s effective tax rate expense is (2.37) % for the three months ended March 31, 2024. The tax rate differs from the statutory rate of 21% for the three months ended March 31, 2024 due to change in valuation allowance on deferred tax assets and change in fair value of warrant liability.

Common Stock Subject to Possible Redemption

The Company accounts for its Common Stock subject to possible redemption in accordance with the guidance in ASC 480 “Distinguishing Liabilities from Equity” (“ASC 480”). Shares of Common Stock subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable Common Stock (including Common Stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times Common Stock is classified as stockholders’ equity. The Company’s Common Stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at March 31, 2024 and December 31, 2023, 550,941 shares of Common Stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ deficit section of the Company’s balance sheet.

The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable Common Stock to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Common Stock are affected by charges against additional paid-in capital and accumulated deficit.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

At March 31, 2024 and December 31, 2023, the Common Stock subject to possible redemption reflected in the balance sheets is reconciled in the following table:
Gross proceeds	$100,000,000
Less:
Proceeds allocated to Public Warrants	(11,900,000)
Common Stock issuance costs	(5,322,219)
Plus: Remeasurement of carrying value to redemption value	18,722,219
Common Stock subject to possible redemption as of December 31, 2021	$101,500,000
Less:
Redemption of Common Stock	(57,810,572)
Common Stock redemption payable	(34,198,758)
Plus: Remeasurement of carrying value to redemption value	998,892
Common Stock subject to possible redemption as of December 31, 2022	$10,489,562
Redemption of Common Stock	(4,955,663)
Plus: Remeasurement of carrying value to redemption value	515,846
Common Stock subject to possible redemption as of December 31, 2023	$6,049,745
Plus: Remeasurement of carrying value to redemption value	145,252
Common Stock subject to possible redemption as of March 31, 2024	$6,194,997

Net loss per Common Stock

The Company has one class of shares. Public Warrants (as defined below) (see Note 7) and Private Placement Warrants (see Note 4 and 8) to purchase 12,850,000 shares of Common Stock at $11.50 per share were issued on October 19, 2021. At March 31, 2024, no Public Warrants or Private Placement Warrants have been exercised. The 12,850,000 potential shares of Common Stock for outstanding Public Warrants and Private Placement Warrants to purchase the Common Stock were excluded from diluted earnings per share for the periods ended March 31, 2024 and December 31, 2023, because they are contingently exercisable and the contingencies have not yet been met. As a result, diluted net loss per share of Common Stock is the same as basic net loss per shares of Common Stock for the periods. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net loss per share of stock.
	For the three months ended March 31
	2024	2023
	Common Stock
Basic and diluted net loss per share:
Numerator:
Allocation of net loss, including remeasurement of temporary equity	$(530,177)	$(946,841)
Denominator:
Weighted average shares outstanding	3,050,941	3,519,465
Basic and dilution net loss per share	$(0.17)	$(0.27)

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and ASC 815, ‘Derivatives and Hedging’ (“ASC 815”). The assessment considers whether the instruments are free-standing financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 2 — Summary of Significant Accounting Policies (cont.)

instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to the Company’s own common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, was conducted at the time of warrant issuance and as of each subsequent period end date while the instruments are outstanding. Management has concluded that the Public Warrants qualify for equity accounting treatment and the Private Placement Warrants issued pursuant to the warrant agreement qualify for liability accounting treatment.

Recent Accounting Pronouncements

The Company has reviewed other recent accounting pronouncements and concluded that they are either not applicable to the Company or no material effect is expected on the financial statement as a result of future adoption.

Note 3 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 10,000,000 Units at a price of $10.00 per Unit. Each Unit consists of one Public Share, and one redeemable warrant (each, a “Public Warrant”). Each Public Warrant entitles the holder to purchase three quarters of one share of Common Stock at a price of $11.50 per share, subject to adjustment (see Note 7).

Note 4 — Private Placement Warrants

On October 19, 2021, simultaneously with the consummation of the Initial Public Offering, the Company consummated the issuance and sale of 7,133,333 Private Placements Warrants in a private placement transaction at a price of $0.75 per Private Placement Warrant, generating gross proceeds of $5,350,000. Each whole Private Placement Warrant will be exercisable to purchase three quarters of one share of Common Stock at a price of $11.50 per share. A portion of the proceeds from the Private Placement Warrants will be added to the proceeds from the Initial Public Offering to be held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Warrants will be used to fund the redemption of the Public Shares (subject to the requirements of applicable law), and the Private Placement Warrants and all underlying securities will be worthless.

Note 5 — Related Party Transactions

Founder Shares

In February 2021, the Sponsor paid an aggregate purchase price of $25,000, or approximately $0.009 per share, in consideration of 2,156,250 shares of Common Stock to cover certain expenses of the Company (the “Founder Shares”). In June 2021, the Company effected a 1.3333-for-1.0 stock split of our Common Stock, resulting in the Sponsor owning an aggregate of 2,875,000 Founder Shares. The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment was not exercised in full or in part, so that the Sponsor would collectively own 20% of the Company’s issued and outstanding shares after the Initial Public Offering (assuming the Sponsor did not purchase any Public Shares in the Initial Public Offering). The over-allotment was not exercised and such shares were forfeited.

The Sponsor agreed that it will not transfer, assign or sell any Founder Shares until (1) with respect to 50% of the shares, the earlier of six months after the date of the consummation of the Business Combination and the date on which the closing price of the Company’s Common Stock exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and (2) with respect to the remaining 50% of the shares, six months

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 5 — Related Party Transactions (cont.)

after the date of the consummation of our Business Combination, or earlier, in either case, if, subsequent to our Business Combination, the Company consummates a liquidation, merger, share exchange or other similar transaction which results in all of the Company’s stockholders having the right to exchange their shares for cash, securities or other property.

Related Party Loans

On January 25, 2021, the Company issued an unsecured promissory note to the Sponsor (the “Unsecured Promissory Note”), pursuant to which the Company borrowed up to an aggregate principal amount of $300,000. The Unsecured Promissory Note was non-interest bearing and payable on the earlier of (i) December 31, 2021 or (ii) the consummation of the Initial Public Offering. The Unsecured Promissory Note was repaid as of March 31, 2022.

On July 18, 2023, the Company and the Sponsor entered into a non-interest-bearing loan agreement whereby the Company issued a promissory note (the “Note”) to the Sponsor pursuant to which the Company may borrow up to $1,500,000 in cash from time to time to fund working capital requirements, including with respect to the funding of Monthly Extension Options. The current principal amount of the Note is payable on the earlier of (a) the consummation of a Business Combination and (b) the date of the liquidation of the Company. If a Business Combination is not consummated, this Note will be repaid solely to the extent that the Company has funds available to it outside of the Trust Account and all other amounts will be forfeited, eliminated or otherwise forgiven. As of March 31, 2024 and December 31, 2023, the amount outstanding under the Note was $825,975 and $582,000 respectively, as reflected on the Company’s balance sheets included herein under the caption ‘Note Payable-related party’.

In addition, in order to finance transaction costs in connection with an initial Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes an initial Business Combination, the Company would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans would be repaid only out of funds held outside the Trust Account. In the event that an initial Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of March 31, 2024, and December 31, 2023, the Company had no borrowings under the Working Capital Loans.

Note 6 — Commitments and Contingencies

Registration Rights

The holders of the Founder Shares, Private Placement Warrants and any warrants issued upon conversion of Working Capital Loans (and any shares issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans) are entitled to registration rights pursuant to an agreement entered into in connection with the Company’s Initial Public Offering requiring the Company to register such securities for resale. The holders of a majority of these securities are entitled to make up to three demands, except short form demands, that the Company register such securities. In addition, the holders have certain “piggyback” registration rights with respect to registration statements filed subsequent to the consummation of a Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The registration rights agreement does not contain liquidated damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 6 — Commitments and Contingencies (cont.)

Underwriting Agreement

The Company granted the underwriters a 45-day option from the date of the closing of the Company’s Initial Public Offering to purchase up to 1,500,000 additional Units to cover over-allotments, if any, at the Initial Public Offering price less the underwriting discounts and commissions. The option was not exercised during such 45-day period and expired.

The underwriters were paid a cash underwriting discount of $0.20 per Unit, or $2,000,000 in the aggregate at the closing of the Initial Public Offering. In addition, the underwriters are entitled to a deferred underwriting commission of $0.35 per Unit, or $3,500,000 from the closing of the Initial Public Offering. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely if the Company completes a Business Combination, subject to the terms of the underwriting agreement.

Excise tax payable

The Company held at the December 2022 Special Meeting, at which holders of 8,980,535 shares of Common Stock of the Company exercised their right to redeem their shares for cash at an approximate redemption price of $10.24 per share, resulting in an aggregate payment due to such redeeming holders of approximately $92,009,330 (the “December 2022 Redemptions”). On December 22, 2022, the Company issued a withdrawal instruction to the trustee of the Trust Account to redeem such aggregate amount in full in connection with the payment to such redeeming holders. However, the Company was informed by the trustee of the Trust Account that as of December 31, 2022, only $57,810,572 had been withdrawn in connection with such payments, and that the balance of $34,198,758 had been withdrawn and paid to the balance of the redeeming shareholders in January 2023.

At the July 2023 Special Meeting, the Company has been advised that holders of 381,144 shares of Common Stock of the Company exercised their right to redeem their shares for cash at an approximate price of $10.50 per share, for an aggregate payment of approximately $4,002,722. The Company has recorded excise tax liability of $40,027 in connection with such redemption.

Additionally, at the December 2023 Special Meeting, the Company has been advised that holders of 87,380 shares of Common Stock of the Company exercised their right to redeem their shares for cash at an approximate price of $10.90 per share, for an aggregate payment of approximately $952,940. The Company has recorded excise tax liability of $9,529 in connection with such redemption. The referenced current liability does not impact the condensed consolidated statements of operations during the referenced period and is offset against additional paid-in capital or accumulated deficit if additional paid-in capital is not available. Additionally, this excise tax liability may be offset by future share issuances within the same fiscal year as the liability was recorded, which will be evaluated and adjusted in the period in which the issuances, if any, occur. As the Company has previously disclosed, the Company will not use funds in trust in connection with the payment of any excise tax liabilities imposed by the IR Act.

Note 7 — Stockholders’ Deficit

Common Stock — The Company is authorized to issue 100,000,000 shares of Common Stock with a par value of $0.0001 per share. As of March 31, 2024 and December 31, 2023, there were 2,500,000 (excluding 550,941 shares of Common Stock subject to possible redemption) shares of Common Stock issued and outstanding.

Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2024 and December 31, 2023, there were no shares of preferred stock issued or outstanding.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 7 — Stockholders’ Deficit (cont.)

Public Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares will be issued upon exercise of the Public Warrants. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) one year from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation. The Company will not be obligated to deliver any shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares upon exercise of a warrant unless shares issuable upon such warrant exercise have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of a Business Combination, the Company will use its best efforts to file with the SEC a registration statement covering the shares issuable upon exercise of the warrants, to cause such registration statement to become effective and to maintain a current prospectus relating to those shares until the warrants expire or are redeemed, as specified in the warrant agreement. If a registration statement covering the shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the foregoing, if a registration statement covering the shares issuable upon exercise of the warrants is not effective within a specified period following the consummation of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Once the warrants become exercisable, the Company may redeem the Public Warrants:

•        in whole and not in part;

•        at a price of $0.01 per warrant;

•        at any time after the warrants become exercisable;

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•        if, and only if, the reported last sale price of the Public Shares equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing once the warrants become exercisable and ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may not exercise its redemption right if the issuance of shares of Common Stock upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws or the Company is unable to effect such registration or qualification.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Common Stock issuable upon exercise of the warrants may be adjusted in certain

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 7 — Stockholders’ Deficit (cont.)

circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Common Stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

As of March 31, 2024 and December 31, 2023, there were 10,000,000 of Public Warrants outstanding.

Note 8 — Warrant Liabilities

Private Placement Warrants — The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that the Private Placement Warrants and the shares of Common Stock issuable upon the exercise of the Private Placement Warrants are not transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Placement Warrants are exercisable for cash or on a cashless basis, at the holder’s option, and will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

The exercise price and number of shares of Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, extraordinary dividend or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares of Common Stock at a price below their respective exercise prices. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if the Company issues additional shares of Common Stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.50 per share of Common Stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and in the case of any such issuance to the Initial Stockholders or their affiliates, without taking into account any Founder Shares held by them prior to such issuance), (x) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the consummation of a Business Combination (net of redemptions), and (y) the volume weighted average trading price of the Company’s Common Stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates Business Combination (such price, the “Market Value”) is below $9.50 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of (i) the Market Value or (ii) the price at which the Company issues the additional shares of Common Stock or equity-linked securities.

As of March 31, 2024 and December 31, 2023, there were 7,133,333 of Private Placement Warrants outstanding.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 9 — Fair Value Measurements

The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:

Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

At March 31, 2024 and December 31, 2023, the investments held in the Trust Account were held in a cash.

The following table presents information about the Company’s liabilities that are measured at fair value on a recurring basis at March 31, 2024 and December 31, 2023 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

March 31, 2024	Level	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities	1	$6,194,997	—	—
Warrant Liability-Private Placement Warrants	3	—	—	$175,480
December 31, 2023	Level	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Marketable Securities	1	$6,049,745	—	—
Warrant Liability-Private Placement Warrants	3	—	—	$107,713

The Company utilizes a Monte Carlo simulation model to value the warrants at each reporting period, with changes in fair value recognized in the statements of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a Monte Carlo pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its Common Stock based on industry historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

ACHARI VENTURES HOLDINGS CORP. I
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2024
(Unaudited)

Note 9 — Fair Value Measurements (cont.)

The following table provides quantitative information regarding Level 3 fair value measurements at March 31, 2024 and December 31, 2023.

	March 31, 2023	December 31, 2023
Stock Price	$11.02	$10.89
Exercise Price	$11.50	$11.50
Term (years)	0.83	0.96
Volatility	0.56%	1.15%
Risk-Free Rate	5.15%	4.77%
Dividend Yield	0.00%	0.00%

The following table presents the changes in the fair value of Level 3 warrant liabilities:

Private Placement Warrants
Fair value as of December 31, 2023	$107,713
Change in fair value	67,767
Fair value as of March 31, 2024	175,480

Note 10 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the condensed consolidated balance sheet date up to the date that the condensed consolidated financial statements were available to be issued and has determined that there have been no events that have occurred that would require adjustments to the disclosures of the condensed consolidated financial statements.

On April 15, 2024, the Company notified the trustee of the Company’s Trust Account that it was exercising a Monthly Extension Option, extending the time available to the Company to consummate a Business Combination, from April 19, 2024 to May 19, 2024, pursuant to and in accordance with the terms of the Company’s Fourth Amended and Restated Certificate of Incorporation and the Company’s Trust Agreement. The Fourth Extension is the fourth of up to six (6) one-month Extensions permitted under the Company’s Fourth Amended and Restated Certificate of Incorporation and Trust Agreement.

Pursuant to the terms of the Company’s Certificate of Incorporation and Trust Agreement, on April 15, 2024, with respect to the exercise of the Fourth Extension, the Company deposited $22,038 into the Company’s Trust Account in connection with the exercise of the Fourth Extension. Such deposit with respect to the Fourth Extension was made using funds held outside of the Company’s Trust Account and available to the Company to fund working capital requirements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of
Vaso Corporation and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Vaso Corporation and Subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respect, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to an account or disclosure that is material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

To the Stockholders and Board of Directors of
Vaso Corporation and Subsidiaries
Page Two

Critical Audit Matter — Revenue recognized from sales commission with General Electric Healthcare (GEHC)

As discussed in Notes A and C to the financial statements, the Company, through its wholly owned subsidiary VasoHealthcare (VHC), was appointed the exclusive representative for the sale of GEHC’s diagnostics imaging equipment to specific market segments and recognized sales commission revenue when the underlying equipment and services have been delivered or completed by GEHC. VHC has total sales commission revenue of approximately $37.8 million for the year ended December 31, 2023, which is concentrated solely with GEHC.

We identified the testing of sales commission revenue generated from GEHC as a critical audit matter. Specifically, the sales commission revenue, along with the associated deferred revenue, accounts receivable and commissions payable for VHC, is calculated through complicated formulas including order data from various files obtained from GEHC monthly and is stored in a spreadsheet file based on the master agreement and various subsequent amendments between GEHC and the Company. The audit of the spreadsheet file requires significant efforts due to the volume of data, size of the file, and complexity of formulas within the spreadsheet file.

How the Critical Audit Matter Was Addressed in the Audit

During the audit, we obtained an understanding of the design and implementation of the internal control over the revenue recognition process and over the spreadsheet file. For selected orders based on our judgment, we tested the Company’s master file for completeness, traced the source data to the various files that are further directly confirmed with GEHC on sales orders, delivery and payments received, tested the formulas for its accuracy and reasonableness and agreed the commission rates to the agreements between GEHC and further confirmed with GEHC as to which sales region achieved the target order volume. Furthermore, for a selection of orders, we verified the delivery date and customer order value to the source documents.

Critical Audit Matter — Valuation of Goodwill

As discussed in Note C to the financial statements, the Company evaluates goodwill for impairment at the reporting unit level at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. The goodwill balance as of December 31, 2023 was $15.6 million. The Company performs either a quantitative or qualitative assessment to assess if the fair value of the respective reporting unit exceeds its carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. When performing the quantitative assessment to calculate the fair value of a reporting unit, the Company considers both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon industry weighted average cost of capital ranges. No impairment charge was recorded for the year ended December 31, 2023.

We identified goodwill impairment as a critical audit matter because of the significant judgments made by management to estimate the fair value of the reporting units. This required a high degree of auditor judgment and an increased extent of effort, including our need to involve valuation specialists, when performing audit procedures to evaluate the reasonableness of inputs used in management’s estimates and assumptions. Significant management estimates include forecasted revenue growth rates, forecasted gross profit, and discount rates.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures performed to evaluate the reasonableness of management’s estimates and assumptions included assessing the methodologies used by the Company and testing the significant assumptions used in the analysis. We compared current and prior year forecasts prepared by management to historical revenue and gross profit to evaluate the reasonableness of the assumptions and to evaluate management’s ability to accurately forecast future revenues and gross profit. We evaluated historical trends in assessing the reasonableness of growth rate

To the Stockholders and Board of Directors of
Vaso Corporation and Subsidiaries
Page Three

assumptions and performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting units that would result from changes in these assumptions. We performed procedures to verify the mathematical accuracy of the calculations used by management. We involved our valuation specialists to assist us in identifying the significant assumptions underlying the models, assessing the rationale and supporting documents related to these assumptions, and determining the appropriateness and reasonableness of the methodologies employed. Furthermore, we assessed the appropriateness of the disclosures in the financial statements.

/s/ UHY LLP

We have served as the Company’s auditor since 2022.

Sterling Heights, Michigan
April 1, 2024

Vaso Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$11,342	$11,821
Short-term investments	13,979	8,504
Accounts and other receivables, net of an allowance for credit losses and commission adjustments of $9,708 at December 31, 2023 and $6,947 at December 31, 2022	12,377	14,514
Receivables due from related parties	929	421
Inventories, net	1,470	1,473
Deferred commission expense	3,285	3,249
Prepaid expenses and other current assets	1,717	1,008
Total current assets	45,099	40,990

Property and equipment, net of accumulated depreciation of $10,358 at December 31, 2023 and $9,787 at December 31, 2022	1,174	1,340
Operating lease right of use assets	1,949	1,568
Goodwill	15,588	15,614
Intangibles, net	1,406	1,511
Other assets, net	4,902	4,726
Investment in EECP Global	683	889
Deferred tax assets, net	4,956	5,007
Total assets	$75,757	$71,645

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,670	$2,270
Accrued commissions	2,411	3,518
Accrued expenses and other liabilities	7,365	8,891
Finance lease liabilities – current	72	122
Operating lease liabilities – current	928	745
Sales tax payable	699	809
Deferred revenue – current portion	15,883	15,139
Notes payable – current portion	9	9
Due to related party	3	3
Total current liabilities	30,040	31,506

LONG-TERM LIABILITIES
Notes payable, net of current portion	6	15
Finance lease liabilities, net of current portion	25	96
Operating lease liabilities, net of current portion	1,020	823
Deferred revenue, net of current portion	16,317	15,664
Other long-term liabilities	1,506	1,474
Total long-term liabilities	18,874	18,072

Vaso Corporation and Subsidiaries
CONSOLIDATED BALANCE SHEETS — (Continued)
(in thousands, except share and per share data)

	December 31, 2023	December 31, 2022
COMMITMENTS AND CONTINGENCIES (NOTE S)

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value; 1,000,000 shares authorized; nil shares issued and outstanding at December 31, 2023 and 2022	—	—
Common stock, $.001 par value; 250,000,000 shares authorized; 185,627,383 and 185,435,965 shares issued at December 31, 2023 and 2022, respectively; 175,319,296 and 175,127,878 shares outstanding at December 31, 2023 and 2022, respectively	186	185
Additional paid-in capital	63,993	63,952
Accumulated deficit	(35,032)	(39,837)
Accumulated other comprehensive loss	(304)	(233)
Treasury stock, at cost, 10,308,087 shares at December 31, 2023 and 2022	(2,000)	(2,000)
Total stockholders’ equity	26,843	22,067
	$75,757	$71,645

The accompanying notes are an integral part of these consolidated financial statements.

Vaso Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
(in thousands, except per share data)

	Year ended December 31,
	2023	2022
Revenues
Managed IT systems and services	$40,371	$40,100
Professional sales services	37,820	36,621
Equipment sales and services	2,833	2,573
Total revenues	81,024	79,294

Cost of revenues
Cost of managed IT systems and services	22,712	23,871
Cost of professional sales services	7,021	6,912
Cost of equipment sales and services	698	609
Total cost of revenues	30,431	31,392
Gross profit	50,593	47,902

Operating expenses
Selling, general and administrative	45,643	40,843
Research and development	755	605
Total operating expenses	46,398	41,448
Operating income	4,195	6,454

Other (expense) income
Interest and financing costs	(50)	(44)
Interest and other income, net	764	143
Loss on disposal of fixed assets	(4)	(2)
Total other income, net	710	97

Income before income taxes	4,905	6,551
Income tax (expense) benefit	(100)	4,743
Net income	4,805	11,294

Other comprehensive income
Foreign currency translation loss	(71)	(343)
Comprehensive income	$4,734	$10,951

Income per common share
– basic	$0.03	$0.07
– diluted	$0.03	$0.06

Weighted average common shares outstanding
– basic	174,441	173,065
– diluted	175,541	174,656

The accompanying notes are an integral part of these consolidated financial statements.

Vaso Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2022	185,436	$185	(10,308)	(2,000)	$63,917	$(51,131)	$110	$11,081
Share-based compensation	—	—	—	—	35	—	—	35
Foreign currency translation loss	—	—	—	—	—	—	(343)	(343)
Net income	—	—	—	—	—	11,294	—	11,294
Balance at December 31, 2022	185,436	$185	(10,308)	$(2,000)	$63,952	$(39,837)	$(233)	$22,067

Balance at January 1, 2023	185,436	$185	(10,308)	(2,000)	$63,952	$(39,837)	$(233)	$22,067
Share-based compensation	191	1	—	—	47	—	—	48
Shares withheld for employee tax liability	—	—	—	—	(6)	—	—	(6)
Foreign currency translation loss	—	—	—	—	—	—	(71)	(71)
Net income	—	—	—	—	—	4,805	—	4,805
Balance at December 31, 2023	185,627	$186	(10,308)	$(2,000)	$63,993	$(35,032)	$(304)	$26,843

The accompanying notes are an integral part of these consolidated financial statements.

Vaso Corporation and Subsidiaries
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2023	2022
Cash flows from operating activities
Net income	$4,805	$11,294
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	999	1,923
Deferred income taxes	51	(4,788)
Loss from investment in EECP Global	206	154
Provision for credit losses and commission adjustments	66	63
Share-based compensation	48	35
Changes in operating assets and liabilities:
Accounts and other receivables	2,062	480
Due from related parties	(498)	(343)
Inventories	(22)	(416)
Deferred commission expense	(36)	300
Prepaid expenses and other current assets	(1,271)	(103)
Other assets, net	(213)	(2,422)
Accounts payable	402	(521)
Accrued commissions	(1,068)	950
Accrued expenses and other liabilities	(1,549)	1,392
Sales tax payable	(105)	108
Deferred revenue	1,397	5,838
Due to related party	(10)	(14)
Other long-term liabilities	32	486
Net cash provided by operating activities	5,296	14,416

Cash flows from investing activities
Purchases of equipment and software	(731)	(566)
Purchases of short-term investments	(24,473)	(8,000)
Redemption of short-term investments	19,547	149
Net cash used in investing activities	(5,657)	(8,417)

Cash flows from financing activities
Payroll taxes paid by withholding shares	(6)	—
Repayment of notes payable and finance lease obligations	(128)	(230)
Net cash used in financing activities	(134)	(230)
Effect of exchange rate differences on cash and cash equivalents	16	27

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(479)	5,796
Cash and cash equivalents – beginning of period	11,821	6,025
Cash and cash equivalents – end of period	$11,342	$11,821

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION
Interest paid	$17	$44
Income taxes paid	$89	$48

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Initial recognition of operating lease right of use asset and liability	$1,174	$1,396

The accompanying notes are an integral part of these consolidated financial statements.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE A — DESCRIPTION OF BUSINESS

Vaso Corporation was incorporated in Delaware in July 1987. For most of its history, the Company was a single-product company designing, manufacturing, marketing and servicing its proprietary Enhanced External Counterpulsation, or EECP®, therapy systems, mainly for the treatment of angina. In 2010 it began to diversify its business operations. The Company changed its name to Vaso Corporation in 2016 to more accurately reflect the diversified nature of its business mixture, and continues to use the original name VasoMedical for its proprietary medical device subsidiary. Unless the context requires otherwise, all references to “we”, “our”, “us”, “Company”, “registrant”, “Vaso” or “management” refer to Vaso Corporation and its subsidiaries.

Overview

Vaso Corporation principally operates in three distinct business segments in the healthcare equipment and information technology industries. We manage and evaluate our operations, and report our financial results, through these three business segments.

•        IT segment, operating through a wholly-owned subsidiary VasoTechnology, Inc., primarily focuses on healthcare IT and managed network technology services;

•        Professional sales service segment, operating through a wholly-owned subsidiary Vaso Diagnostics, Inc. d/b/a VasoHealthcare, primarily focuses on the sale of healthcare capital equipment for GE HealthCare (“GEHC”) into the health provider middle market; and

•        Equipment segment, primarily focuses on the design, manufacture, sale and service of proprietary medical devices and software, operating through a wholly-owned subsidiary VasoMedical, Inc., which in turn operates through Vasomedical Solutions, Inc. for domestic business and Vasomedical Global Corp. for international business, respectively.

VasoTechnology

VasoTechnology, Inc. was formed in May 2015, at the time the Company acquired all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves Network Services, LLC (collectively, “NetWolves”). It currently consists of a managed network and security service division, NetWolves, and a healthcare IT application VAR (value added reseller) division, VasoHealthcare IT.

In June 2014, the Company began its IT segment business by executing the Value Added Reseller Agreement (“VAR Agreement”) with GEHC to become a national value added reseller of GEHC Digital’s software solutions such as Picture Archiving and Communication System (“PACS”), Radiology Information System (“RIS”), and related services, including implementation, training, management and support. This business focuses primarily on customer segments currently served by VasoHealthcare on behalf of GEHC. A new wholly owned subsidiary, VasoHealthcare IT Corp. (“VHC IT”), was formed to conduct the healthcare IT business. The VAR Agreement with GEHC was terminated in 2021.

In May 2015, the Company further expanded its IT segment business by acquiring NetWolves. NetWolves designs and delivers multi-network and multi-technology solutions as a managed network provider, and provides a complete single-source solution that includes design, network redundancy, application device management, real-time network monitoring, reporting and support systems as a comprehensive solution.

VasoHealthcare

In May 2010, the Company launched its Professional Sales Service business through a wholly-owned subsidiary Vaso Diagnostics, Inc. d/b/a VasoHealthcare, which was appointed by GEHC as its exclusive representative for the sale of select GEHC diagnostic imaging equipment to specific market segments in the 48 contiguous states of the United States and the District of Columbia. The original agreement (“GEHC Agreement”) has been extended several times and currently expires December 31, 2026, subject to earlier termination under certain conditions. The scope of the agreement has also been expanded in 2023 to include ultrasound systems.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE A — DESCRIPTION OF BUSINESS (cont.)

VasoMedical

The proprietary medical equipment business under VasoMedical traces back to 1995 when the Company began the proprietary Enhanced External Counterpulsation (EECP®) technology in the United States and has since diversified to include other medical hardware and software. Vasomedical Global was formed in 2011 to combine and coordinate the various international operations including design, development, manufacturing, and sales of medical devices and software, while domestic activities are conducted under Vasomedical Solutions.

Over the last 10+ years the Company’s Equipment business has been significantly expanded from the original EECP®-only operations. In September 2011, the Company acquired Fast Growth Enterprises Limited (“FGE”), a British Virgin Islands company, which owned or controlled two Chinese operating companies — Life Enhancement Technology Ltd. (“LET”) and Biox Instruments Co. Ltd. (“Biox”) - to expand its technical and manufacturing capabilities and to enhance its distribution network, technology, and product portfolio. Biox was a variable interest entity (“VIE”) controlled by FGE through certain contracts and an option to acquire all the shares of Biox by FGE’s wholly owned subsidiary Gentone, and in March 2019 Gentone exercised its option to acquire all of the shares of Biox. In August 2014, the Company, through Gentone, acquired all of the outstanding shares of Genwell Instruments Co. Ltd. (“Genwell”), which was formed in China in 2010 to develop the MobiCare® wireless multi-parameter patient monitoring system and holds intellectual property rights for this system. As a result, the Company has expanded its equipment products portfolio to include Biox™ series ambulatory patient monitoring systems, ARCS® series software for ECG and blood pressure analysis, and the MobiCare® patient monitoring device.

In April 2014, the Company entered into a cooperation agreement with Chongqing PSK-Health Sci-Tech Development Co., Ltd. (“PSK”) of Chongqing, China, the leading manufacturer of external counter pulsation, or ECP, therapy systems in China, to form a joint venture company, VSK Medical Limited (“VSK”), a Cayman Islands company, for the global marketing, sale and advancement of ECP therapy technology. The Company owned 49.9% of VSK, which commenced operations in January 2015. In March 2018, the Company terminated the cooperation agreement with PSK and sold its shares in VSK to PSK. On May 20, 2020, the Company closed on the sale of 51% of the capital stock of its wholly-owned subsidiary EECP Global Corporation (“EECP Global”) to PSK. EECP Global was formed in September 2019 to hold all the assets and liabilities of its EECP business. Concurrently with the closing of the transaction, the Company signed a Management Service Agreement with EECP Global to provide management service for the business and operation of EECP Global in the United States. The agreement provides an initial term of three years starting April 1, 2020, the effective date of the sale, which is automatically renewable for additional one-year terms. Pursuant to the agreement, EECP Global reimburses the Company all direct expenses and pays a monthly management fee during the term of the agreement.

Achari Business Combination Agreement

As previously announced, the Company entered into a business combination agreement (the “Business Combination Agreement”), dated as of December 6, 2023, with Achari Ventures Holdings Corp. I, a Delaware corporation (“Achari”) (NASDAQ: AVHI), and Achari Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Achari (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Achari. Upon the closing of the Business Combination Agreement (the “Closing”), we anticipate that Achari will change its name to “Vaso Holdings Corp.” or an alternative name chosen by the Company and reasonably acceptable to Achari (“New Vaso”). The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination”.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE A — DESCRIPTION OF BUSINESS (cont.)

Upon the Closing, New Vaso would have authorized shares of Class A common stock and Class B common stock. The Business Combination Agreement establishes a pro forma equity value of the Company at approximately $176 million, at $10.00 per share of Class A common stock. As such, we believe that the current Vaso stockholders would receive approximately 17.6 million shares of Class A common stock and the current Achari shareholders would maintain between 500 thousand and 750 thousand shares of Class A common stock depending on Achari’s unpaid expenses at the Closing and presuming the redemption of all outstanding public shares of Achari on or prior to the Closing. In addition, current Achari warrant holders would have outstanding warrants to purchase a minimum of 8.25 million shares of Class A common stock at an exercise price of $11.50 per share. No shares of Class B common stock are expected to be outstanding immediately after the Business Combination.

The Boards of Directors of Vaso and Achari have each approved the Business Combination, the consummation of which is subject to various customary closing conditions, including the filing and effectiveness of a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) by Achari with the United States Securities and Exchange Commission (“SEC”), the filing of a proxy statement by Vaso with the SEC and clearance by the SEC, and the approval of a majority of shareholders of both Achari and Vaso of the proposed business combination (Vaso shareholders representing approximately 44% of Vaso’s outstanding shares have entered into support agreements committing them to vote in favor of the Business Combination). The Business Combination is expected to close in the second quarter of 2024.

NOTE B — REVISIONS

We record commission revenue for certain products in our professional sales service segment based on GEHC’s reporting and payment of such commissions to us. In late August 2023, GEHC informed the Company that its calculations for such products were partially inaccurate and had remitted excess commissions. The Company has taken immediate steps to implement additional internal control procedures whereby GEHC will provide additional information sufficient to assess the accuracy of such commission payments going forward. We assessed the materiality of this misstatement on prior periods’ financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality, codified in Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections, (“ASC 250”) and concluded that the misstatements were not material to the prior annual or interim periods.

Accordingly, in accordance with ASC 250 (SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), we have increased the accumulated deficit at January 1, 2022 by $229,000 to reflect $287,000 lower commission revenue and $58,000 lower commission expense, and corrected the accompanying Consolidated Balance Sheets as of December 31, 2022 and the Consolidated Statements of Operations and Comprehensive Income, Cash Flows, and Changes in Stockholders’ Equity for the year ended December 31, 2022, and the related notes to revise for those misstatements that impacted such periods.

The following are selected line items from the Company’s Consolidated Financial Statements illustrating the effect of these corrections:

	Consolidated Balance Sheet
	As of December 31, 2022
(in thousands)	As Reported	Adjustment	As Revised
Accounts and other receivables	$15,524	$(1,010)	$14,514
Accrued commissions	$3,720	$(202)	$3,518
Accumulated deficit	$(39,029)	$(808)	$(39,837)

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE B — REVISIONS (cont.)

	Consolidated Statement of Operations and Comprehensive Income
	Year ended December 31, 2022
(in thousands, except per share data)	As Reported	Adjustment	As Revised
Revenues
Professional sales services	$37,344	$(723)	$36,621

Cost of revenues
Cost of professional sales services	$7,056	$(144)	$6,912

Gross Profit – professional sales services segment	$30,288	$(579)	$29,709

Operating income	$7,033	$(579)	$6,454
Net income	$11,873	$(579)	$11,294
Comprehensive income	$11,530	$(579)	$10,951

Income per common share
– basic	$0.07	$(0.00)	$0.07
– diluted	$0.07	$(0.00)	$0.06
	Consolidated Statement of Changes in Stockholders’ Equity
	Accumulated Deficit			Total Stockholders’ Equity
(in thousands)	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Balance at January 1, 2022	$(50,902)	$(229)	$(51,131)	$11,310	$(229)	$11,081

Net income	$11,873	$(579)	$11,294	$11,873	$(579)	$11,294

Balance at December 31, 2022	$(39,029)	$(808)	$(39,837)	$22,875	$(808)	$22,067
	Consolidated Statement of Cash Flows
	Year ended December 31, 2022
(in thousands)	As Reported	Adjustment	As Revised
Net income	$11,873	$(579)	$11,294
Accounts and other receivables	$(243)	$723	$480
Accrued commissions	$1,094	$(144)	$950

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the consolidated financial statements are as follows:

Principles of Consolidation

The consolidated financial statements include the accounts of Vaso Corporation, its wholly-owned subsidiaries, and the accounts of the companies over which we exercise control. Significant intercompany balances and transactions have been eliminated.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates and assumptions relate to estimates of commission adjustments due to order cancellations, collectability of accounts receivable, the realizability of deferred tax assets, stock-based compensation, values and lives assigned to acquired intangible assets, fair value of reporting units in connection with goodwill impairment test, the adequacy of inventory reserves, variable consideration, and allocation of contract transaction price to performance obligations. Actual results could differ from those estimates.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). Under the standard, revenue is recognized when a customer obtains control of promised goods or services in an amount that reflects the consideration the entity expects to receive in exchange for those goods or services. ASU 2014-09 replaced most existing revenue recognition guidance in U.S. GAAP. The new standard introduces a five-step process to be followed in determining the amount and timing of revenue recognition. It also provides guidance on accounting for costs incurred to obtain or fulfill contracts with customers, and establishes disclosure requirements which are more extensive than those required under prior U.S. GAAP. Generally, we recognize revenue under Topic 606 for each of our performance obligations either over time (generally, the transfer of a service) or at a point in time (generally, the transfer of a good) as follows:

•        VasoTechnology

Revenue relating to recurring managed network and voice services provided by NetWolves, for which the customer has unlimited access to such services throughout the contract term, are thus recognized as provided on a monthly basis (“over time”). Non-recurring charges related to the provision of such services are recognized in the period provided (“point in time”). In the IT VAR business, software system installations are recognized upon verification of installation and expiration of an acceptance period (“point in time”). Monthly post-implementation customer support — a stand-ready obligation of the Company to provide maintenance services if and when needed — provided under such installations, as well as software solutions offered under a monthly Software as a Service (“SaaS”) fee basis, for which the customer has unlimited access to such services throughout the contract term, are thus recognized monthly over the contract term (“over time”).

•        VasoHealthcare

Commission revenue is recognized when the underlying equipment has been delivered by GEHC and accepted at the customer site in accordance with the terms of the specific sales agreement (“point in time”).

•        VasoMedical

In the United States, we recognized revenue from the sale of our medical equipment in the period in which we deliver the product to the customer (“point in time”). Revenue from the sale of our medical equipment to international markets is recognized upon shipment of the product to a common carrier, as are supplies, accessories and spare parts delivered in both domestic and international markets (“point in time”). Revenue from the provision of ARCS® under a monthly SaaS fee basis, for which the customer has unlimited access to such services throughout the contract term, are thus recognized monthly over the contract term (“over time”). The Company also recognizes revenue from the maintenance of its medical products either on a time and material as-billed basis (“point in time”) or through the sale of a service contract, where revenue is recognized ratably over the contract term (“over time”).

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Disaggregation of Revenue

The following tables present revenues disaggregated by our business operations and timing of revenue recognition:

	(in thousands)
	Year Ended December 31, 2023				Year Ended December 31, 2022
	IT segment	Professional sales service segment	Equipment segment	Total	IT segment	Professional sales service segment	Equipment segment	Total
Network services	$35,673	$—	$—	$35,673	$35,833	$—	$—	$35,833
Software sales and support	4,698	—	—	4,698	4,267	—	—	4,267
Commissions	—	37,820	—	37,820	—	36,621	—	36,621
Medical equipment sales	—	—	2,708	2,708	—	—	2,450	2,450
Medical equipment service	—	—	125	125	—	—	123	123
	$40,371	$37,820	$2,833	$81,024	$40,100	$36,621	$2,573	$79,294
	Year Ended December 31, 2023				Year Ended December 31, 2022
	IT segment	Professional sales service segment	Equipment segment	Total	IT segment	Professional sales service segment	Equipment segment	Total
Revenue recognized over time	$37,223	$—	$600	$37,823	$37,089	$—	$325	$37,414
Revenue recognized at a point in time	3,148	37,820	2,233	43,201	3,011	36,621	2,248	41,880
	$40,371	$37,820	$2,833	$81,024	$40,100	$36,621	$2,573	$79,294

Transaction Price Allocated to Remaining Performance Obligations

As of December 31, 2023, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) for executed contracts approximates $95 million, of which we expect to recognize revenue as follows:

	(in thousands)
	Fiscal years of revenue recognition
	2024	2025	2026	Thereafter
Unfulfilled performance obligations	$44,667	$19,861	$6,240	$23,918

As of December 31, 2022, the aggregate amount of transaction price allocated to performance obligations that were unsatisfied (or partially unsatisfied) for executed contracts approximated $91 million.

Contract Balances

Contract receivables include trade receivables, net and long-term receivables (recorded in Other assets in the consolidated balance sheets). Contract liabilities arise in our IT, VasoHealthcare, and VasoMedical businesses. In our VHC IT business, payment arrangements with clients typically include an initial payment due upon contract signing and milestone-based payments based upon product delivery and go-live, as well as post go-live monthly payments for subscription and support fees. Customer payments received, or receivables recorded, in advance of go-live and customer acceptance, where applicable, are deferred as contract liabilities. Such amounts aggregated approximately $419,000 and $481,000 at December 31, 2023 and 2022, respectively, and are included in accrued expenses and other liabilities in our consolidated balance sheets.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In our VasoHealthcare business, we bill a portion of commissions on the orders we booked in advance of delivery of the underlying equipment. Such amounts aggregated approximately $32,194,000 and $30,794,000 at December 31, 2023 and 2022, respectively, and are classified in our consolidated balance sheets into current or long-term deferred revenue net of estimated commission adjustments. In addition, we record a contract liability for amounts expected to be credited back to GEHC due to customer order reductions. Such amounts aggregated approximately $971,000 and $2,577,000 at December 31, 2023 and 2022, respectively, and are included in accrued expenses and other liabilities in our consolidated balance sheets.

In our VasoMedical business, we bill amounts for post-delivery services and varying duration service contracts in advance of performance. Such amounts aggregated approximately $6,000 and $9,000 at December 31, 2023 and 2022, respectively, and are classified in our consolidated balance sheets as either current or long-term deferred revenue.

The following table summarizes the Company’s contract receivable and contract liability balances:

	(in thousands)
	2023	2022
Contract receivables – January 1	15,306	15,474
Contract receivables – December 31	13,398	15,306
Increase (decrease)	(1,909)	(168)

Contract liabilities – January 1	33,861	26,890
Contract liabilities – December 31	33,589	33,861
Increase (decrease)	(272)	6,971

The decrease in contract receivables and liabilities in 2023 is due primarily to increased estimate of allowance for commission adjustments in our VasoHealthcare business. During the years ended December 31, 2023 and 2022, we recognized approximately $9.2 million and $9.1 million, respectively, of revenues that were included in our contract liability balance at the beginning of such periods.

Costs to Obtain or Fulfill a Contract

Topic 606 requires that incremental costs of obtaining a contract are recognized as an asset and amortized to expense in a pattern that matches the timing of the revenue recognition of the related contract. We have determined the only significant incremental costs incurred to obtain contracts with customers within the scope of Topic 606 are certain sales commissions paid to associates. In addition, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract when incurred for contracts where the amortization period for the asset the Company would otherwise have recognized is one year or less.

Under Topic 606, sales commissions applicable to service contracts exceeding one year have been capitalized and amortized ratably over the term of the contract. In our VHC IT business, commissions allocable to multi-year subscription contracts or multi-year post-contract support performance obligations are amortized to expense ratably over the terms of the multi-year periods. VHC IT commissions allocable to other elements are charged to expense at go-live or customer acceptance. In our professional sales services segment, commissions paid to our sales force are deferred until the underlying equipment is accepted by the customer. We recognized approximately $2,561,000 and $2,732,000 of amortization related to these sales commission assets in “Cost of professional sales services” in 2023 and 2022, respectively, and approximately $75,000 and $79,000 of amortization in “Selling, general and administrative” expense in 2023 and 2022, respectively, in our consolidated statements of operations and comprehensive income.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

At December 31, 2023 and 2022, our consolidated balance sheets include approximately $7,106,000 and $7,113,000, respectively, in capitalized sales commissions — primarily in our professional sales services segment — to be expensed in future periods, of which $3,285,000 and $3,249,000, respectively, is recorded in deferred commission expense and $3,821,000 and $3,864,000, respectively, representing the long-term portion, is included in other assets.

Significant Judgments when Applying Topic 606

Contract transaction price is allocated to performance obligations using estimated stand-alone selling price. Judgment is required in estimating stand-alone selling price for each distinct performance obligation. We determine stand-alone selling price maximizing observable inputs such as stand-alone sales when they exist or substantive renewal price charged to clients. In instances where stand-alone selling price is not observable, we utilize an estimate of stand-alone selling price based on historical pricing and industry practices.

Certain revenue we record in our professional sales service segment contains an estimate for variable consideration. Due to the tiered structure of our commission rate, which increases as annual targets are achieved, under Topic 606 we record revenue and deferred revenue at the rate we expect to be achieved by year end. We base our estimate of variable consideration on historical results of previous years’ achievement under the GEHC agreement. Such estimate is reviewed each quarter and adjusted as necessary. In addition, the Company records commissions for arranging financing at an estimated rate which is subject to later revision based on certain factors. The Company recognized increases (decreases) in revenue associated with revisions to variable consideration for previously completed performance obligations of $3,000 and $(5,000) for the years ended December 31, 2023 and 2022 respectively.

The Company also records commission adjustments to contract liabilities in its professional sales service segment based on estimates of future order cancellations. Such cancellations also result in adjustments to the related capitalized cost to obtain or fulfill a contract.

Shipping and Handling Costs

All shipping and handling expenses are charged to cost of sales. Amounts billed to customers related to shipping and handling costs are included as a component of sales.

Research and Development

Research and development costs attributable to development are expensed as incurred.

Share-Based Compensation

The Company complies with ASC Topic 718, “Compensation — Stock Compensation” (“ASC 718”), which requires all companies to recognize the cost of services received in exchange for equity instruments to be recognized in the financial statements based on their grant date fair values. The Company applies an estimated forfeiture rate to the grant date fair value to determine the annual compensation cost of share-based payment arrangements with employees. The forfeiture rate is estimated based primarily on job title and prior forfeiture experience. The Company did not grant any awards to non-employees during the years ended December 31, 2023 and 2022.

During the year ended December 31, 2023, the Company granted 225,000 restricted shares of common stock valued at $50,000 to employees. The shares vest over five years from the grant date. The total fair value of shares vested during the year ended December 31, 2023 was $27,000 for officers and $24,000 for employees. The weighted average grant date fair value of shares granted during the year ended December 31, 2023 was $0.22 per share, based on the closing price as of the grant date.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

During the year ended December 31, 2022, the Company granted 1,050,000 restricted shares of common stock valued at $115,000 to employees. The shares vest over three and five years from the grant date. The total fair value of shares vested during the year ended December 31, 2022 was $23,000 for officers and $4,000 for employees. The weighted average grant date fair value of shares granted during the year ended December 31, 2022 was $0.11 per share, based on the closing price as of the grant date.

The Company did not grant any stock options during the years ended December 31, 2023 or 2022, nor were any options exercised during such periods. No options were outstanding at December 31, 2023 or 2022.

Share-based compensation expense recognized for the years ended December 31, 2023 and 2022 was $48,000 and $35,000, respectively, and is recorded in selling, general, and administrative expense in the consolidated statements of operations and comprehensive income. Unrecognized expense related to existing share-based compensation and arrangements is approximately $114,000 at December 31, 2023 and will be recognized over a weighted-average period of approximately 46 months.

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments either in certificates of deposit, treasury bills, money market funds, or investment grade commercial paper issued by major corporations and financial institutions that generally have maturities of three months or less from the date of acquisition.

Short term investments

The Company’s short-term investments consist of six-month U.S. Treasury bills and bank deposits with yields based on underlying debt and equity securities. The U.S. Treasury bills are classified as held-to-maturity and are carried at amortized cost of approximately $13,555,000, including approximately $216,000 in accrued interest, at December 31, 2023. Their fair value at December 31, 2023 is approximately $13,559,000 and the unrecognized holding gain is $4,000 for the year ended December 31, 2023. The bank deposits are carried at fair value of approximately $424,000 at December 31, 2023 and are classified as available-for-sale. Realized gains or losses on the bank deposits are included in net income. The Company does not expect a credit loss for its short-term investments.

Financial Instruments

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of assets and liabilities including cash and cash equivalents, short-term investments, accounts receivable, prepaids, accounts payable, accrued expenses and other current liabilities approximated their fair value as of December 31, 2023 and 2022, due to the relative short maturity of these instruments. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

The following table presents information about the Company’s assets measured at fair value as of December 31, 2023 and 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Assets
Cash equivalents invested in money market funds and treasury bills	$10,522	$—	$—	$10,522
Bank deposits (included in short term investments)	424			424
	$10,946	$—	$—	$10,946
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2022
Assets
Cash equivalents invested in money market funds	$7,934	$—	$—	$7,934
Bank deposits (included in short term investments)	433			433
	$8,367	$—	$—	$8,367

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable, net

The Company’s accounts receivable are due from customers to whom we sell our products and services, distributors engaged in the distribution of our products and from GEHC. Credit is extended based on evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are generally due 30 to 90 days from shipment and services provided and are stated at amounts due from customers net of allowances for doubtful accounts, returns, term discounts and other allowances. Accounts that are outstanding longer than the contractual payment terms are considered past due. Estimates are used in determining the allowance for doubtful accounts based on the Company’s historical collections experience, current trends, credit policy and a percentage of its accounts receivable by aging category. In determining these percentages, the Company reviews historical write-offs of their receivables. The Company also looks at the credit quality of their customer base as well as changes in their credit policies. The Company continuously monitors collections and payments from our customers, and writes off receivables when all efforts at collection have been exhausted. While credit losses have historically been within expectations and the provisions established, the Company cannot guarantee that it will continue to experience the same credit loss rates that they have in the past.

The changes in the Company’s allowance for doubtful accounts and commission adjustments are as follows:

	(in thousands)
	Year ended December 31,
	2023	2022
Beginning Balance	$6,947	$5,804
Provision for losses on accounts receivable	66	63
Direct write-offs, net of recoveries	(60)	(159)
Commission adjustments	2,755	1,239
Ending Balance	$9,708	$6,947

Concentrations of Credit Risk

We market our equipment and IT software solutions principally to hospitals, diagnostic imaging centers and physician private practices. We perform credit evaluations of our customers’ financial condition and, as a result, believe that our receivable credit risk exposure is limited. For the years ended December 31, 2023 and 2022, no customer in our equipment or IT segment accounted for 10% or more of revenues or accounts receivable. In our professional sales service segment, 100% of our revenues and accounts receivable are with GEHC; however, we believe this risk is acceptable based on GEHC’s financial position and our long history of doing business with GEHC.

The Company maintains cash balances in certain U.S. financial institutions which exceed the Federal Depository Insurance Corporation (“FDIC”) coverage of $250,000 by approximately $10,054,000. The Company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk on these accounts. In addition, the FDIC does not insure the Company’s foreign bank balances, which aggregated approximately $467,000 and $1,234,000 at December 31, 2023 and 2022, respectively.

Inventories

The Company values inventories in the equipment segment at the lower of cost or net realizable value, with cost being determined on a first-in, first-out basis. The Company regularly reviews inventory quantities on hand, particularly raw materials and components, and records a provision for excess and slow moving inventory based primarily on existing and anticipated design and engineering changes to its products as well as forecasts of future product demand.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In our IT Segment, we purchase computer hardware and software for specific customer requirements and value such inventories using the specific identification method.

Property and Equipment

Property and equipment, including assets under finance leases, are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the consolidated balance sheets. Depreciation is expensed over the estimated useful lives of the assets, which range from two to eight years, on a straight-line basis. Accelerated methods of depreciation are used for tax purposes. We amortize leasehold improvements over the useful life of the related leasehold improvement or the life of the related lease, whichever is less.

Impairment of Long-lived Assets

The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. If required, the Company compares the estimated fair value determined by either the undiscounted future net cash flows or appraised value to the related asset’s carrying value to determine whether there has been an impairment. If an asset is considered impaired, the asset is written down to fair value, which is based either on discounted cash flows or appraised values in the period the impairment becomes known. No assets were determined to be impaired as of December 31, 2023 and 2022.

Goodwill and Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets of businesses acquired. The Company accounts for goodwill under the guidance of the ASC Topic 350, “Intangibles: Goodwill and Other”. Goodwill acquired in a purchase business combination and determined to have an indefinite useful life is not amortized, but instead tested for impairment, at least annually, in accordance with this guidance. The recoverability of goodwill is subject to an annual impairment test or whenever an event occurs or circumstances change that would more likely than not result in an impairment. The impairment test is based on the estimated fair value of the underlying businesses and performed in the fourth quarter of each year.

We perform either a quantitative or qualitative assessment to assess if the fair value of the respective reporting unit exceeds its carrying value. The qualitative goodwill impairment assessment requires evaluating factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. As part of our goodwill qualitative assessment process for our two applicable reporting units, when utilized, we evaluate various factors that are specific to the reporting unit as well as industry and macroeconomic factors in order to determine whether it is reasonably likely to have a material impact on the fair value of our reporting units. Examples of the factors that are considered include the results of the most recent impairment test, current forecasts, and changes in the strategic outlook or organizational structure of the reporting units. The financial forecasts of the reporting units are compared to the forecasts used in the prior year analysis to determine if management expectations for the business have changed.

When performing the quantitative assessment to calculate the fair value of a reporting unit, we consider both comparative market multiples as well as estimated discounted cash flows for the reporting unit. The significant estimates and assumptions include, but are not limited to, revenue growth rates, operating margins, and future economic and market conditions. The discount rates are based upon industry weighted average cost of capital ranges. As a supplement, we conduct additional sensitivity analysis to assess the risk for potential impairment based upon changes in the key assumptions such as the discount rate, expected long-term growth rate, and cash flow projections.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Based upon the completion of our annual test as of December 31, 2023 and 2022, we determined that there was no impairment of goodwill and that the applicable reporting units’ estimated fair values were substantially in excess of their carrying amounts.

Intangible assets consist of the value of customer contracts and relationships, patent and technology costs, and software. The cost of significant customer-related intangibles is amortized in proportion to estimated total related revenue; cost of other intangible assets is generally amortized on a straight-line basis over the asset’s estimated economic life, which range from five to ten years. The Company capitalizes internal use software development costs incurred during the application development stage. Costs related to preliminary project activities, training, data conversion, and post implementation activities are expensed as incurred. The Company capitalized $253,000 and $0 in software development costs for the years ended December 31, 2023 and 2022, respectively. No intangible assets were determined to be impaired as of December 31, 2023 and 2022.

Deferred Revenue

Amounts billable under the agreement with GEHC in advance of delivery of the underlying equipment are recorded initially as deferred revenue, and commission revenue is subsequently recognized as customer acceptance of such equipment is reported to us by GEHC. Similarly, commissions payable to our sales force related to such billings are recorded as deferred commission expense when the associated deferred revenue is recorded. Commission expense is recognized when the corresponding commission revenue is recognized.

In our equipment segment, we record revenue on extended service contracts ratably over the term of the related service contracts.

Income Taxes

Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carry-forwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established, when necessary, to reduce deferred tax assets to the amount expected to be realized. In estimating future tax consequences, we generally consider all expected future events other than an enactment of changes in the tax laws or rates. Deferred tax assets are continually evaluated for the expected realization. To the extent our judgment regarding the realization of the deferred tax assets changes, an adjustment to the allowance is recorded, with an offsetting increase or decrease, as appropriate, in income tax expense. Such adjustments are recorded in the period in which our estimate as to the realization of the assets changed that it is “more likely than not” that all of the deferred tax assets will be realized. The “realization” standard is subjective and is based upon our estimate of a greater than 50% probability that the deferred tax asset can be realized.

The Company also complies with the provisions of ASC Topic 740, “Income Taxes”, which prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by the relevant taxing authority based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. Derecognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2023 and 2022. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. No amounts were accrued for the payment of interest and penalties at December 31, 2023 and 2022. Generally, the Company is no longer subject to income tax examinations by major domestic taxing authorities for years before 2020. According to the China tax regulatory framework, there is no statute of limitations on examination of tax filings by tax authorities. However, the general practice is going back five years. Management is currently unaware of any issues under review that could result in significant payments, accruals or material deviations from its position.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign Currency Translation Gain (Loss) and Comprehensive Income

In the country in which the Company operates, and the functional currency is other than the U.S. dollar, assets and liabilities are translated using published exchange rates in effect at the consolidated balance sheet date. Equity accounts are translated at historical rates except for the changes in accumulated deficit during the year as the result of the income statement translation process. Revenues and expenses and cash flows are translated using a weighted average exchange rate for the period. Resulting translation adjustments are recorded as a component of accumulated other comprehensive income (loss) on the accompanying consolidated balance sheets. For the years ended December 31, 2023 and 2022, other comprehensive income includes losses of $71,000 and $343,000, respectively, which were entirely from foreign currency translation loss.

Net Income Per Common Share

Basic income per common share is based on the weighted average number of common shares outstanding, including vested restricted shares, without consideration of potential common stock. Diluted earnings per common share is based on the weighted average number of common and potential dilutive common shares outstanding.

Diluted earnings per share were computed based on the weighted average number of shares outstanding plus all potentially dilutive common shares. A reconciliation of basic to diluted shares used in the earnings per share calculation is as follows:

	(in thousands)
	Year ended December 31,
	2023	2022
Basic weighted average shares outstanding	174,441	173,065
Dilutive effect of unvested restricted shares	1,100	1,591
Diluted weighted average shares outstanding	175,541	174,656

No common stock equivalents were excluded from the computation of diluted earnings per share for the years ended December 31, 2023 and 2022.

Recently Adopted Accounting Standards

On January 1, 2023 the Company adopted ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU amended ASC 805 to add contract assets and contract liabilities to the list of exceptions to the recognition and measurement principles that apply to business combinations and to require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. While primarily related to contract assets and contract liabilities that were accounted for by the acquiree in accordance with ASC 606, the amendments also apply to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20. The adoption of this standard did not have a material impact on the Company’s Consolidated Financial Statements as of January 1, 2023.

On January 1, 2023 the Company adopted ASU No. 2022-04, Liabilities — Supplier Finance Programs (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations. This ASU required that a buyer in a supplier finance program disclose the key terms of supplier finance programs, the amount of obligations outstanding at the end of the reporting period that the entity has confirmed as valid to the finance provider, where these

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE C — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

obligations are recorded in the balance sheet, and a rollforward of the obligations. As the Company does not engage in supplier finance programs, the adoption of this standard did not have a material impact on its Consolidated Financial Statements as of January 1, 2023.

Recently Issued Accounting Standards To Be Adopted

The Company continually assesses any new accounting pronouncements to determine their applicability to the Company. Where it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequence of the change to its financial statements and assures that there are proper controls in place to ascertain that the Company’s consolidated financial statements properly reflect the change. New pronouncements assessed by the Company recently are discussed below:

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740), Improvement to Income Tax Disclosures, which requires enhanced income tax disclosures, including disaggregation of information in the rate reconciliation table and disaggregated information related to income taxes paid. The ASU is effective for annual reporting periods beginning with the year ending December 31, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvement to Reportable Segment Disclosures. This ASU enhances disclosures required for reportable segments in both annual and interim consolidated financial statements. The ASU, which requires retrospective application, is effective for annual reporting periods beginning with the year ending December 31, 2024, and interim periods beginning with the three months ending March 31, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

NOTE D — SEGMENT REPORTING

The Company views its business in three segments — the IT segment, the professional sales service segment, and the equipment segment. The IT segment includes the operations of NetWolves and VasoHealthcare IT Corp. The professional sales service segment operates through the VasoHealthcare subsidiary and is currently engaged solely in the fulfillment of the Company’s responsibilities under our agreement with GEHC. The equipment segment is engaged in designing, manufacturing, marketing and supporting of proprietary medical devices and software, as well as managing the domestic business of EECP® per a management service agreement with EECP Global.

The chief operating decision maker is the Company’s Chief Executive Officer, who, in conjunction with upper management, evaluates segment performance based on operating income and Adjusted EBITDA (earnings before interest, taxes, depreciation and amortization — defined as net (loss) income, plus net interest expense (income), tax expense, depreciation and amortization, and non-cash expenses for share-based compensation). Administrative functions such as finance and human resources are centralized and related expenses allocated to each segment.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE D — SEGMENT REPORTING (cont.)

Other costs not directly attributable to operating segments, such as audit, legal, director fees, investor relations, and others, as well as certain assets — primarily cash balances — are reported in the Corporate entity below. There are no intersegment revenues. Summary financial information for the segments is set forth below:

	(in thousands)
	Year ended December 31,
	2023	2022
Revenues from external customers
IT	$40,371	$40,100
Professional sales service	37,820	36,621
Equipment	2,833	2,573
Total revenues	$81,024	$79,294

Gross Profit
IT	$17,659	$16,229
Professional sales service	30,799	29,709
Equipment	2,135	1,964
Total gross profit	$50,593	$47,902

Operating income (loss)
IT	$(466)	$(1,620)
Professional sales service	7,195	9,520
Equipment	(451)	(180)
Corporate	(2,083)	(1,266)
Total operating income	$4,195	$6,454

Depreciation and amortization
IT	$869	$1,692
Professional sales service	84	33
Equipment	46	198
Corporate	—	—
Total depreciation and amortization	$999	$1,923

Capital expenditures
IT	$357	$406
Professional sales service	87	125
Equipment	287	34
Corporate	—	1
Total cash capital expenditures	$731	$566
	December 31, 2023	December 31, 2022
Identifiable Assets
IT	$22,425	$22,201
Professional sales service	18,955	20,674
Equipment	7,114	6,957
Corporate	27,263	21,813
Total assets	$75,757	$71,645

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE D — SEGMENT REPORTING (cont.)

For the years ended December 31, 2023 and 2022, GEHC accounted for 47% and 46% of revenue, respectively. Also, GEHC accounted for $9.3 million, or 75%, and $11.8 million, or 81%, of accounts and other receivables at December 31, 2023 and 2022, respectively.

Our revenues were derived from the following geographic areas:

	(in thousands)
	Year ended December 31,
	2023	2022
Domestic (United States)	$78,843	$77,062
Non-domestic (foreign)	2,181	$2,232
	$81,024	$79,294

NOTE E — ACCOUNTS AND OTHER RECEIVABLES

The following table presents information regarding the Company’s accounts and other receivables as of December 31, 2023 and 2022:

	(in thousands)
	December 31, 2023	December 31, 2022
Trade receivables	$22,085	$21,461
Allowance for credit losses and commission adjustments	(9,708)	(6,947)
Accounts and other receivables, net	$12,377	$14,514

Trade receivables include amounts due for shipped products and services rendered. Amounts currently due under the GEHC Agreement are subject to adjustment in subsequent periods should the underlying sales order amount, upon which the receivable is based, change.

Allowance for doubtful accounts and commission adjustments include estimated losses resulting from the inability of our customers to make required payments, and adjustments arising from estimated future changes in sales order amounts that may reduce the amount the Company will ultimately receive under the GEHC Agreement.

NOTE F — INVENTORIES

Inventories, net of reserves, consisted of the following:

	(in thousands)
	December 31, 2023	December 31, 2022
Raw materials	$832	$751
Work in process	11	6
Finished goods	627	716
	$1,470	$1,473

At December 31, 2023 and 2022, the Company maintained reserves for slow moving inventories of $164,000 and $163,000, respectively.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE G — PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	(in thousands)
	December 31, 2023	December 31, 2022
Office, laboratory and other equipment	$2,084	$1,928
Equipment furnished for customer use	8,233	7,981
Right of use assets – finance leases	1,116	1,119
Furniture and fixtures	99	99
	11,532	11,127
Less: accumulated depreciation and amortization	(10,358)	(9,787)
Property and equipment, net	$1,174	$1,340

Accumulated amortization of right of use (“ROU”) assets under finance leases aggregated approximately $951,000 and $858,000 at December 31, 2023 and 2022, respectively. Depreciation expense amounted to approximately $635,000 and $1,372,000 for the years ended December 31, 2023 and 2022, respectively. Amortization of ROU assets under finance leases is included in depreciation expense.

NOTE H — GOODWILL AND OTHER INTANGIBLES

Goodwill of $14,375,000 is attributable to the NetWolves reporting unit within the IT segment. The remaining $1,213,000 of goodwill is attributable to the FGE reporting unit within the Equipment segment. The changes in the carrying amount of goodwill are as follows:

	(in thousands)
	Year ended December 31, 2023	Year ended December 31, 2022
Beginning of period	$15,614	$15,722
Foreign currency translation adjustment	(26)	(108)
End of period	$15,588	$15,614

The Company’s other intangible assets consist of capitalized customer-related intangibles, patent and technology costs, and software costs, as set forth in the following table:

	(in thousands)
	December 31, 2023	December 31, 2022
Customer-related
Costs	$5,831	$5,831
Accumulated amortization	(4,790)	(4,557)
	1,041	1,274

Patents and Technology
Costs	1,894	1,894
Accumulated amortization	(1,894)	(1,894)
	—	—

Software
Costs	2,618	2,362
Accumulated amortization	(2,253)	(2,125)
	365	237
	$1,406	$1,511

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE H — GOODWILL AND OTHER INTANGIBLES (cont.)

The Company owns, through our Chinese subsidiaries, thirty-five invention and utility patents that expire at various times through 2041, as well as sixteen software copyright certificates in China related to proprietary technologies in physiological data acquisition, analysis and reporting. Costs incurred for submitting the applications to the United States Patent and Trademark Office or other foreign authorities for these patents have been capitalized. Patent and technology costs are being amortized using the straight-line method over 10-year and 8-year lives, respectively. The Company begins amortizing patent costs once a filing receipt is received stating the patent serial number and filing date from the Patent Office or other foreign authority. The cost of significant customer-related intangibles is amortized in proportion to estimated total related revenue; cost of other customer-related intangible assets is amortized on a straight-line basis over the asset’s estimated economic life of seven years. Software costs are amortized on a straight-line basis over its expected useful life of five years.

Amortization expense amounted to approximately $361,000 and $551,000 for the years ended December 31, 2023 and 2022, respectively. Amortization of intangibles for the next five years is:

Years ending December 31,	(in thousands)
2024	325
2025	254
2026	199
2027	169
2028	131
$1,078

NOTE I — OTHER ASSETS

Other assets consist of the following:

	(in thousands)
	December 31, 2023	December 31, 2022
Deferred commission expense – noncurrent	$3,821	$3,864
Trade receivables – noncurrent	1,021	792
Other, net of allowance for loss on loan receivable of $412 at December 31, 2023 and 2022	60	70
	$4,902	$4,726

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE J — DEFERRED REVENUE

The changes in the Company’s deferred revenues are as follows:

	(in thousands)
	Year ended December 31,
	2023	2022
Deferred revenue at beginning of period	$30,803	$24,965
Net additions:
Deferred extended service contracts	2	3
Deferred commission revenues	15,064	19,666
Recognized as revenue:
Deferred extended service contracts	(4)	(4)
Deferred commission revenues	(13,665)	(13,827)
Deferred revenue at end of period	32,200	30,803
Less: current portion	15,883	15,139
Long-term deferred revenue at end of period	$16,317	$15,664

NOTE K — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following:

	(in thousands)
	December 31, 2023	December 31, 2022
Accrued compensation	$2,482	$2,652
Accrued expenses – other	2,142	2,012
Order reduction liability	971	2,577
Other liabilities	1,770	1,650
	$7,365	$8,891

NOTE L — RELATED-PARTY TRANSACTIONS

David Lieberman, a practicing attorney in the State of New York, serves as Vice Chairman of the Board of Directors. Until July 2022, he was a senior partner at the law firm of Beckman Lieberman and Associates, LLP, which performed certain legal services for the Company. Fees of approximately $0 and $95,000 were billed by the firm for the years ended December 31, 2023 and 2022, respectively, at which dates no amounts were outstanding.

NOTE M — NOTES PAYABLE AND REVOLVING CREDIT AGREEMENT

Notes payable consists of the following:

	(in thousands)
	December 31, 2023	December 31, 2022
Notes payable	15	24
Less: current portion	(9)	(9)
	$6	$15

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE M — NOTES PAYABLE AND REVOLVING CREDIT AGREEMENT (cont.)

Notes payable consists of a vehicle loan. The note is secured by the vehicle, bears interest at 1.9% per annum and matures in August 2025.

On December 30, 2022, the Company executed a $3.0 million revolving credit agreement with a lending institution. Advances under the agreement bear interest at Wall Street Journal Prime Rate and are secured by substantially all of the assets of the Company. The agreement expired August 31, 2023 and was renewed through August 31, 2024. The agreement includes certain financial covenants, and the Company was in compliance with such covenants at December 31, 2023, at which time no amounts had been drawn.

NOTE N — LEASES

The Company enters into finance leases, typically with terms of 3 to 5 years, to acquire equipment for its data center. The Company enters into operating leases for its facilities in New York, Florida, and China, as well as for vehicles and equipment provided to certain employees in the professional sales services segment. The operating lease terms range from 2 to 7 years. The Company excluded the renewal option on its applicable facility leases from the calculation of its ROU assets and lease liabilities. The Company made the accounting policy decision not to recognize lease assets and liabilities for leases with a term of 12 months or less.

Finance and operating lease liabilities consist of the following:

	(in thousands)
	December 31, 2023	December 31, 2022
Lease liabilities – current
Finance leases	$72	$122
Operating leases	928	745
	$1,000	$867
Lease liabilities – net of current portion
Finance leases	$25	$96
Operating leases	1,020	823
	$1,045	$919

A reconciliation of undiscounted cash flows to finance and operating lease liabilities recognized in the consolidated balance sheet at December 31, 2023 is set forth below:

	(in thousands)
Years ending December 31,	Finance leases	Operating leases	Total
2024	83	932	1,015
2025	25	697	722
2026	—	406	406
2027	—	124	124
Undiscounted lease payments	108	2,159	2,267
Amount representing interest	(11)	(211)	(222)
Discounted lease liabilities	97	1,948	2,045

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE N — LEASES (cont.)

Additional disclosures of lease data are set forth below:

	(in thousands)
	Year ended December 31,
	2023	2022
Lease costs:
Finance lease costs:
Amortization of right-of-use assets	$107	$154
Interest on lease liabilities	23	44
	130	198
Operating lease costs	1,011	878
Short-term lease costs	52	52
Total lease cost	1,193	$1,128

Other information:
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$144	$44
Operating cash flows from operating leases	1,011	878
Financing cash flows from finance leases	119	222
	1,274	$1,144
	December 31, 2023	December 31, 2022
Weighted-average remaining lease term – finance leases (months)	16	23
Weighted-average remaining lease term – operating leases (months)	31	30

Weighted-average discount rate – finance leases	16.4%	14.2%
Weighted-average discount rate – operating leases	8.4%	9.1%

The Company used the rate implicit in the lease, where known, or its incremental borrowing rate as the rate used to discount the future lease payments.

NOTE O — EQUITY IN THE EECP BUSINESS

On May 20, 2020, the Company closed on the sale of 51% of the capital stock of its then wholly-owned subsidiary EECP Global Corporation (“EECP Global”) to Chongqing PSK-Health Sci-Tech Development Co. Ltd, a China-based company, for $1,150,000. EECP Global was formed in September 2019 to hold all the assets and liabilities of its EECP business. Concurrently with the closing of the transaction, the Company signed a Management Service Agreement with EECP Global to provide management service for the business and operation of EECP Global in the United States. The agreement provides an initial term of three years starting April 1, 2020, the effective date of the sale, which is automatically renewable for additional one-year terms. Pursuant to the agreement, EECP Global reimburses the Company all direct expenses and pays a monthly management fee during the term of the agreement.

The Company uses the equity method to account for its interest in EECP Global, as it has the ability to exercise significant influence over the entity, and reports its share of EECP Global operations in Other Income (Expense) on its consolidated statements of operations and comprehensive income. For the years ended December 31, 2023 and 2022, the Company’s share of EECP Global’s loss was approximately $206,000 and $154,000, respectively. At December 31, 2023 and 2022, the Company recorded Receivables due from related parties, net of approximately $901,000 and $403,000, respectively, on its consolidated balance sheets for amounts due from EECP Global for fees and cost reimbursements, net of receivables collected on its behalf due to EECP Global.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE P — STOCKHOLDERS’ EQUITY

Chinese subsidiaries dividends and statutory reserves

The payment of dividends by entities organized in China is subject to limitations. In particular, regulations in China currently permit payment of dividends only out of accumulated profits as determined in accordance with People’s Republic of China (“PRC”) accounting standards and regulations. Based on PRC accounting standards, our Chinese subsidiaries are also required to set aside at least 10% of after-tax profit each year to their general reserves until the accumulative amount of such reserves reaches 50% of the registered capital. As of December 31, 2023 and 2022, statutory reserves aggregating approximately $35,000 were recorded in the Company’s consolidated balance sheets. These reserves are not distributable as cash dividends. In addition, they are required to allocate a portion of their after-tax profit to their staff welfare and bonus fund at the discretion of their respective boards of directors. Moreover, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Distribution of dividends from the Chinese operating companies to foreign shareholders is also subject to a withholding tax.

NOTE Q — OPTION AND STOCK ISSUANCE PLANS

2013 Stock Option and Stock Issuance Plan

On October 30, 2013, the Board of Directors (“Board”) approved the 2013 Stock Plan (the “2013 Plan”) for officers, directors, employees and consultants of the Company. The stock issuable under the 2013 Plan shall be shares of the Company’s authorized but unissued or reacquired common stock. The maximum number of shares of common stock which may be issued under the 2013 Plan is 7,500,000 shares.

The 2013 Plan is comprised of two separate equity programs, the Options Grant Program, under which eligible persons may be granted options to purchase shares of common stock, and the Stock Issuance Program, under which eligible persons may be issued shares of common stock directly, either through the immediate purchase of such shares or as a bonus for services rendered to the Company. The 2013 Plan provides that the Board, or a committee of the Board, will administer it with full authority to determine the identity of the recipients of the options or shares and the number of options or shares.

During the year ended December 31, 2023, no options or shares of common stock were granted or forfeited, and 759,120 shares expired. 3,540 shares were withheld for withholding taxes.

2016 Stock Issuance Plan

On June 15, 2016, the Board approved the 2016 Stock Plan (the “2016 Plan”) for officers, directors, and senior employees of the Corporation or any subsidiary of the Corporation. The stock issuable under the 2016 Plan shall be shares of the Company’s authorized but unissued or reacquired common stock. The maximum number of shares of common stock that may be issued under the 2016 Plan is 7,500,000 shares.

The 2016 Plan consists of a Stock Issuance Program, under which eligible persons may, at the discretion of the Board, be issued shares of common stock directly, as a bonus for services rendered or to be rendered to the Corporation or any subsidiary of the Corporation.

During the year ended December 31, 2023, 225,000 shares of common stock were granted under the 2016 Plan and 21,709 shares were withheld for withholding taxes.

2019 Stock Issuance Plan

In May 2019, the Board approved the 2019 Stock Plan (the “2019 Plan”) for officers, directors, and senior employees of the Corporation or any subsidiary of the Corporation. The stock issuable under the 2019 Plan shall be shares of the Company’s authorized but unissued or reacquired common stock. The maximum number of shares of common stock that may be issued under the 2019 Plan is 15,000,000 shares.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE Q — OPTION AND STOCK ISSUANCE PLANS (cont.)

The 2019 Plan consists of a Stock Issuance Program, under which eligible persons may, at the discretion of the Board, be issued shares of common stock directly, as a bonus for services rendered or to be rendered to the Corporation or any subsidiary of the Corporation.

During the year ended December 31, 2023, no shares were granted under the 2019 Plan.

The following table summarizes non-vested restricted shares under all plans for the year ended December 31, 2023:

	Shares Available for Future Issuance	Unvested shares	Weighted Average Grant Date Fair Value
Balance at December 31, 2021	10,915,580	2,990,000	$0.02
Authorized	—	—	$—
Granted	(1,050,000)	1,050,000	$0.11
Vested	—	(1,300,000)	$0.02
Forfeited	90,000	(90,000)	$0.05
Expired	—	—	$—
Balance at December 31, 2022	9,955,580	2,650,000	$0.06
Authorized	—	—	$—
Granted	(225,000)	225,000	$0.22
Vested	—	(1,491,418)	$0.03
Forfeited	25,249	(25,249)	$0.11
Expired	(759,120)	—	$—
Balance at December 31, 2023	8,996,709	1,358,333	$0.11

There were 54,317,575 remaining authorized shares of common stock after reserves for all stock option plans.

NOTE R — INCOME TAXES

The following is a geographical breakdown of income before the provision for income taxes:

	(in thousands)
	Year ended December 31,
	2023	2022
Domestic	$5,085	$6,244
Foreign	(180)	307
Income before provision for income taxes	$4,905	$6,551

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE R — INCOME TAXES (cont.)

The provision for income taxes consisted of the following:

	(in thousands)
	Year ended December 31,
	2023	2022
Current provision (benefit)
Federal	$—	$—
State	50	36
Foreign	(1)	9
Total current provision (benefit)	49	45

Deferred provision (benefit)
Federal	40	(3,724)
State	11	(1,064)
Foreign	—	—
Total deferred provision (benefit)	51	(4,788)
Total income tax provision (benefit)	$100	$(4,743)

Effective income tax rate	2.04%	(72.40)%

The income tax expense of $100,000 for the year ended December 31, 2023 was due $50,000 in state income taxes and a $51,000 reduction in deferred tax assets, offset by a $1,000 foreign tax benefit. The income tax benefit of $4,743,000 for the year ended December 31, 2022 was due to the partial release of deferred tax asset valuation allowance, offset by $36,000 in state income taxes and $9,000 in foreign taxes.

The following is a reconciliation of the effective income tax rate to the federal statutory rate:

	For the year ended
	December 31, 2023	December 31, 2022
	%	%
Federal statutory rate	21.00	21.00
State income taxes	6.19	6.11
Change in valuation allowance relating to operations	(17.96)	(92.63)
Foreign tax rate differential	(2.71)	(0.81)
R&D credit	1.87	0.58
Nondeductible expenses	0.71	0.22
Other	(7.06)	(6.87)
	2.04	(72.40)

The effective tax rate increased mainly due to the impact of the partial release of the deferred tax asset valuation allowance in 2022.

As of December 31, 2023, the recorded deferred tax assets were $11,547,000, reflecting a decrease of $459,000 during the year ended December 31, 2023, which was offset by a valuation allowance of $3,663,000, reflecting a decrease of $880,000.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE R — INCOME TAXES (cont.)

The components of our deferred tax assets and liabilities are summarized as follows:

	(in thousands)
	December 31, 2023	December 31, 2022
Deferred Tax Assets:
Net operating loss carryforwards	$6,796	$8,367
Amortization	590	328
Stock-based compensation	4	7
Allowance for doubtful accounts	100	99
Reserve for slow moving inventory	46	46
Tax credits	324	416
Expense accruals	855	908
Capitalized R&D	13	—
Deferred revenue	2,819	1,835
Total gross deferred taxes	11,547	12,006
Valuation allowance	(3,663)	(4,543)
Net deferred tax assets	7,884	7,463

Deferred Tax Liabilities:
Deferred commissions	(701)	(464)
Goodwill	(2,221)	(1,962)
Depreciation	(7)	(30)
Total deferred tax liabilities	(2,929)	(2,456)
Total deferred tax assets (liabilities)	4,955	5,007

Recorded as:
Non-current deferred tax assets	4,955	5,007
Non-current deferred tax liabilities	—	—
Total deferred tax assets (liabilities)	$4,955	$5,007

The activity in the valuation allowance is set forth below:

	(in thousands)
	2023	2022
Valuation allowance, January 1,	$4,543	$10,769
Partial release of allowance	—	(4,840)
Change in valuation allowance	(880)	(1,386)
Valuation allowance, December 31,	$3,663	$4,543

At December 31, 2023, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $18 million expiring at various dates from 2023 through 2037 and approximately $7 million with no expiration date.

Under current tax law, the utilization of tax attributes will be restricted if an ownership change, as defined, were to occur. Section 382 of the Internal Revenue Code provides, in general, that if an “ownership change” occurs with respect to a corporation with net operating and other loss carryforwards, such carryforwards will be available to offset taxable income in each taxable year after the ownership change only up to the “Section 382 Limitation” for each year (generally, the product of the fair market value of the corporation’s stock at the time of the ownership change, with certain adjustments, and a specified long-term tax-exempt bond rate at such time). The Company’s ability to use its loss carryforwards will be limited in the event of an ownership change.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE S — COMMITMENTS AND CONTINGENCIES

Sales representation agreement

In October 2022, the Company concluded an amendment of the GEHC Agreement with GEHC, originally signed on May 19, 2010 and previously extended in 2012, 2015 and 2017. The amendment extended the term of the original agreement, which began on July 1, 2010, through December 31, 2026, subject to early termination by GEHC without cause with certain conditions. Under the agreement, VasoHealthcare is the exclusive representative for the sale of select GEHC diagnostic imaging and ultrasound products to specific market accounts in the 48 contiguous states of the United States and the District of Columbia. The circumstances under which early termination of the agreement may occur with cause include: not materially achieving certain sales goals, not maintaining a minimum number of sales representatives, and not meeting various legal and GEHC policy requirements. The Company met all the contractual conditions in 2023.

Employment Agreements

On May 10, 2019, the Company modified its Employment Agreement with its President and Chief Executive Officer, Dr. Jun Ma, to provide for a five-year term with extensions, unless earlier terminated by the Company, but in no event can it extend beyond May 31, 2026. The Employment Agreement provides for annual compensation of $500,000. Dr. Ma shall be eligible to receive a bonus for each fiscal year during the employment term. The amount and the occasion for payment of such bonus, if any, shall be at the discretion of the Board of Directors. Dr. Ma shall also be eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of the Company’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses, and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

On December 31, 2023, the Company executed an Employment Agreement with the President of its VasoHealthcare subsidiary, Ms. Jane Moen, to provide for a twenty-seven month initial term with extensions, unless earlier terminated by the Company, but in no event can it extend beyond December 31, 2026 or the earlier termination of the GEHC Agreement. The Employment Agreement provides for annual base compensation of $350,000. Ms. Moen shall be eligible to receive bonuses for each fiscal year during the employment term. The amount and the occasion for payment of such bonuses, if any, shall be based on employment status as well as achieving certain operating targets. Ms. Moen shall also be eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of the Company’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses, and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

Licensing and Support Service Agreement

In December 2023, NetWolves extended the licensing and support service agreement of its billing system for an additional year, to expire December 2024. The agreement provides for monthly recurring charges based on a percentage of billed revenues using these services, which charges aggregated approximately $337,000 and $339,000 for the years ended December 31, 2023 and 2022, respectively.

Litigation

The Company is currently, and has been in the past, a party to various routine legal proceedings, primarily employee related matters, incident to the ordinary course of business. The Company believes that the outcome of all such pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition of the Company.

Vaso Corporation and Subsidiaries
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the Years Ended December 31, 2023 and 2022

NOTE S — COMMITMENTS AND CONTINGENCIES (cont.)

Foreign operations

During the years ended December 31, 2023 and 2022, the Company had and continues to have operations in China. Operating transactions in China are denominated in the Chinese currency called RMB or CNY, which is not freely convertible into foreign currencies. Operating internationally involves additional risks relating to such things as currency exchange rates, different legal and regulatory environments, political, economic risks relating to the stability or predictability of foreign governments, differences in the manner in which different cultures do business, difficulties in staffing and managing foreign operations, differences in financial reporting, operating difficulties, and other factors.

Commercial law is still developing in China and there are limited legal precedents to follow in commercial transactions. There are many tax jurisdictions, each of which may have changing tax laws. Applicable taxes include value added taxes (“VAT”), Enterprise Income Tax, and social (payroll) taxes. Regulations are often unclear. Tax declarations (reports) are subject to review and taxing authorities may impose fines, penalties and interest. These facts create risks in China.

NOTE T - 401(k) PLANS

The Company maintains a defined contribution plan to provide retirement benefits for its employees — the Vaso Corporation 401(k) Plan adopted in April 1997. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Employees are eligible to participate in the next quarter enrollment period after employment and participants may make voluntary contributions to the plan up to 80% of their compensation, subject to applicable IRS annual limitations. The Company doubled its employer match percentage in 2023 and made discretionary contributions of approximately $234,000 and $112,000 in the years ended December 31, 2023 and 2022, respectively.

Vaso Corporation and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share data)

	March 31, 2024	December 31, 2023
	(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$19,536	$11,342
Short-term investments	4,235	13,979
Accounts and other receivables, net of an allowance for credit losses and commission adjustments of $9,508 at March 31, 2024 and $9,708 at December 31, 2023	7,465	12,377
Receivables due from related parties	1,053	929
Inventories, net	1,566	1,470
Deferred commission expense	3,367	3,285
Prepaid expenses and other current assets	1,776	1,717
Total current assets	38,998	45,099

Property and equipment, net of accumulated depreciation of $10,456 at March 31, 2024 and $10,538 at December 31, 2023	1,302	1,174
Operating lease right of use assets	1,826	1,949
Goodwill	15,562	15,588
Intangibles, net	1,424	1,406
Other assets, net	4,724	4,902
Investment in EECP Global	652	683
Deferred tax assets, net	4,956	4,956
Total assets	$69,444	$75,757

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$2,976	$2,670
Accrued commissions	326	2,411
Accrued expenses and other liabilities	4,904	7,365
Finance lease liabilities – current	75	72
Operating lease liabilities – current	887	928
Sales tax payable	685	699
Deferred revenue – current portion	17,272	15,883
Notes payable – current portion	147	9
Due to related party	3	3
Total current liabilities	27,275	30,040

LONG-TERM LIABILITIES
Notes payable, net of current portion	4	6
Finance lease liabilities, net of current portion	5	25
Operating lease liabilities, net of current portion	938	1,020
Deferred revenue, net of current portion	14,157	16,317
Other long-term liabilities	1,487	1,506
Total long-term liabilities	16,591	18,874

Vaso Corporation and Subsidiaries
CONDENSED CONSOLIDATED BALANCE SHEETS — (Continued)
(in thousands, except share and per share data)

	March 31, 2024	December 31, 2023
	(unaudited)
COMMITMENTS AND CONTINGENCIES (NOTE N)

STOCKHOLDERS’ EQUITY
Preferred stock, $.01 par value; 1,000,000 shares authorized; nil shares issued and outstanding at March 31, 2024 and December 31, 2023	—	—
Common stock, $.001 par value; 250,000,000 shares authorized; 185,627,383 shares issued at March 31, 2024 and December 31, 2023; 175,319,296 shares outstanding at March 31, 2024 and December 31, 2023	186	186
Additional paid-in capital	64,002	63,993
Accumulated deficit	(36,205)	(35,032)
Accumulated other comprehensive loss	(405)	(304)
Treasury stock, at cost, 10,308,087 shares at March 31, 2024 and December 31, 2023	(2,000)	(2,000)
Total stockholders’ equity	25,578	26,843
	$69,444	$75,757

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Vaso Corporation and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
(unaudited)
(in thousands, except per share data)

	Three Months ended March 31,
	2024	2023
Revenues
Managed IT systems and services	$10,153	$10,274
Professional sales services	8,127	8,125
Equipment sales and services	458	637
Total revenues	18,738	19,036

Cost of revenues
Cost of managed IT systems and services	5,958	5,834
Cost of professional sales services	1,749	1,482
Cost of equipment sales and services	113	158
Total cost of revenues	7,820	7,474
Gross profit	10,918	11,562

Operating expenses
Selling, general and administrative	12,195	11,143
Research and development	191	157
Total operating expenses	12,386	11,300
Operating (loss) income	(1,468)	262

Other (expense) income
Interest and financing costs	(3)	(28)
Interest and other income, net	311	83
Loss on disposal of fixed assets	(1)	(1)
Total other income, net	307	54

(Loss) income before income taxes	(1,161)	316
Income tax expense	(12)	(10)
Net (loss) income	(1,173)	306

Other comprehensive income
Foreign currency translation (loss) income	(101)	15
Comprehensive (loss) income	$(1,274)	$321

(Loss) income per common share
– basic and diluted	$(0.01)	$0.00

Weighted average common shares outstanding
– basic	175,119	173,628
– diluted	175,119	175,201

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Vaso Corporation and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(unaudited)
(in thousands)

	Common Stock		Treasury Stock		Additional Paid-in- Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at January 1, 2023	185,436	$185	(10,308)	(2,000)	$63,952	$(39,837)	$(233)	$22,067
Share-based compensation	—	—	—	—	13	—	—	13
Foreign currency translation gain	—	—	—	—	—	—	15	15
Net income	—	—	—	—	—	306	—	306
Balance at March 31, 2023	185,436	$185	(10,308)	$(2,000)	$63,965	$(39,531)	$(218)	$22,401

Balance at January 1, 2024	185,627	$186	(10,308)	(2,000)	$63,993	$(35,032)	$(304)	$26,843
Share-based compensation	—	—	—	—	9	—	—	9
Foreign currency translation loss	—	—	—	—	—	—	(101)	(101)
Net loss	—	—	—	—	—	(1,173)	—	(1,173)
Balance at March 31, 2024	185,627	$186	(10,308)	$(2,000)	$64,002	$(36,205)	$(405)	$25,578

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Vaso Corporation and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands)

	Three months ended March 31,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(1,173)	$306
Adjustments to reconcile net (loss) income to net cash used by operating activities
Depreciation and amortization	185	273
Loss from investment in EECP Global	31	78
Provision for credit losses and commission adjustments	25	21
Share-based compensation	9	13
Changes in operating assets and liabilities:
Accounts and other receivables	4,876	2,420
Inventories	(111)	(22)
Deferred commission expense	(82)	237
Prepaid expenses and other current assets	59	(794)
Other assets, net	265	(596)
Accounts payable	307	(34)
Accrued commissions	(1,933)	(1,964)
Accrued expenses and other liabilities	(2,601)	(2,455)
Sales tax payable	(12)	(180)
Deferred revenue	(772)	750
Due to related party	(124)	(196)
Other long-term liabilities	(19)	202
Net cash used by operating activities	(1,070)	(1,941)

Cash flows from investing activities
Purchases of equipment and software	(472)	(148)
Purchases of short-term investments	—	(5,070)
Redemption of short-term investments	9,616	5,070
Net cash provided by (used in) investing activities	9,144	(148)

Cash flows from financing activities
Proceeds from note payable	140	—
Repayment of notes payable and finance lease obligations	(19)	(48)
Net cash provided by (used in) financing activities	121	(48)
Effect of exchange rate differences on cash and cash equivalents	(1)	(19)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,194	(2,156)
Cash and cash equivalents – beginning of period	11,342	11,821
Cash and cash equivalents – end of period	$19,536	$9,665

SUPPLEMENTAL DISCLOSURE OF CASH INFORMATION
Interest paid	$2	$6
Income taxes paid	$—	$23

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES
Initial recognition of operating lease right of use asset and liability	$115	$222

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE A — ORGANIZATION AND PLAN OF OPERATIONS

Vaso Corporation was incorporated in Delaware in July 1987. Unless the context requires otherwise, all references to “we”, “our”, “us”, “Company”, “registrant”, “Vaso” or “management” refer to Vaso Corporation and its subsidiaries.

Overview

Vaso Corporation principally operates in three distinct business segments in the healthcare and information technology (“IT”) industries. We manage and evaluate our operations, and report our financial results, through these three business segments.

•        IT segment, operating through a wholly-owned subsidiary VasoTechnology, Inc., primarily focuses on healthcare IT and managed network technology services;

•        Professional sales service segment, operating through a wholly-owned subsidiary Vaso Diagnostics, Inc. d/b/a VasoHealthcare, primarily focuses on the sale of healthcare capital equipment for GE HealthCare (“GEHC”) into the healthcare provider middle market; and

•        Equipment segment, primarily focuses on the design, manufacture, sale and service of proprietary medical devices and software, operating through a wholly-owned subsidiary VasoMedical, Inc., which in turn operates through Vasomedical Solutions, Inc. for domestic business and Vasomedical Global Corp. for international business, respectively.

VasoTechnology

VasoTechnology, Inc. was formed in May 2015, at the time the Company acquired all of the assets of NetWolves, LLC and its affiliates, including the membership interests in NetWolves Network Services, LLC (collectively, “NetWolves”). It currently consists of a managed network and security service division, NetWolves, and a healthcare IT application VAR (value added reseller) division, VasoHealthcare IT. Its current offerings include:

•        Managed radiology and imaging applications (channel partner of select vendors of healthcare IT products).

•        Managed network infrastructure (routers, switches and other core equipment).

•        Managed network transport (FCC licensed carrier reselling over 175 facility partners).

•        Managed security services.

VasoTechnology uses a combination of proprietary technology, methodology and third-party applications to deliver its value proposition.

VasoHealthcare

VasoHealthcare commenced operations in 2010, in conjunction with the Company’s execution of its exclusive sales representation agreement (“GEHC Agreement”) with GEHC to further the sale of certain healthcare capital equipment in the healthcare provider middle market. Sales of GEHC equipment by the Company have grown significantly since then.

VasoHealthcare’s current offerings consist of:

•        GEHC diagnostic imaging capital equipment and ultrasound systems.

•        GEHC service agreements for the above equipment.

•        GEHC training services for use of the above equipment.

•        GEHC and third-party financial services.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE A — ORGANIZATION AND PLAN OF OPERATIONS (cont.)

VasoMedical

VasoMedical is the Company’s business division for its proprietary medical device operations, including the design, development, manufacturing, sales and service of various medical devices in the domestic and international markets and includes the Vasomedical Global and Vasomedical Solutions business units. These devices are primarily for cardiovascular monitoring and diagnostic systems. Its current offerings consist of:

•        Biox™ series Holter monitors and ambulatory blood pressure recorders.

•        ARCS® series analysis, reporting and communication software for ECG and blood pressure signals.

•        MobiCare® multi-parameter wireless vital-sign monitoring system.

•        EECP® therapy systems for non-invasive, outpatient treatment of ischemic heart disease.

This segment uses its extensive cardiovascular device knowledge coupled with its significant engineering resources to cost-effectively create and market its proprietary technology. It works with a global distribution network of channel partners to sell its products. It also provides engineering and OEM services to other medical device companies.

Achari Business Combination Agreement

As previously announced, the Company entered into a business combination agreement (the “Business Combination Agreement”), dated as of December 6, 2023, with Achari Ventures Holdings Corp. I, a Delaware corporation (“Achari”) (NASDAQ: AVHI), and Achari Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Achari (“Merger Sub”). The Business Combination Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Achari. Upon the closing of the Business Combination Agreement (the “Closing”), we anticipate that Achari will change its name to “Vaso Holdings Corp.” or an alternative name chosen by the Company and reasonably acceptable to Achari (“New Vaso”). The Merger and the other transactions contemplated by the Business Combination Agreement are hereinafter referred to collectively as the “Business Combination”.

Upon the Closing, New Vaso would have authorized shares of Class A common stock and Class B common stock. The Business Combination Agreement establishes a pro forma equity value of the Company at approximately $176 million, at $10.00 per share of Class A common stock. As such, we believe that the current Vaso stockholders would receive approximately 17.6 million shares of Class A common stock and the current Achari shareholders would maintain between 500 thousand and 750 thousand shares of Class A common stock depending on Achari’s unpaid expenses at the Closing and presuming the redemption of all outstanding public shares of Achari on or prior to the Closing. In addition, current Achari warrant holders would have outstanding warrants to purchase a minimum of 8.25 million shares of Class A common stock at an exercise price of $11.50 per share. No shares of Class B common stock are expected to be outstanding immediately after the Business Combination.

The Boards of Directors of Vaso and Achari have each approved the Business Combination, the consummation of which is subject to various customary closing conditions, including the filing and effectiveness of a Registration Statement on Form S-4 (as amended or supplemented, the “Registration Statement”) by Achari with the United States Securities and Exchange Commission (“SEC”), the filing of a proxy statement by Vaso with the SEC and clearance by the SEC, and the approval of a majority of shareholders of both Achari and Vaso of the proposed business combination (Vaso shareholders representing approximately 44% of Vaso’s outstanding shares have entered into support agreements committing them to vote in favor of the Business Combination). The Business Combination is expected to close in the second quarter of 2024.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE B — INTERIM STATEMENT PRESENTATION

Basis of Presentation and Use of Estimates

The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the SEC for interim financial information. Certain information and disclosures normally included in the financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, as filed with the SEC on April 1, 2024.

These unaudited condensed consolidated financial statements include the accounts of the companies over which we exercise control. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation of interim results for the Company. The results of operations for any interim period are not necessarily indicative of results to be expected for any other interim period or the full year.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the condensed consolidated financial statements, the disclosure of contingent assets and liabilities in the unaudited condensed consolidated financial statements and the accompanying notes, and the reported amounts of revenues, expenses and cash flows during the periods presented. Actual amounts and results could differ from those estimates. The estimates and assumptions the Company makes are based on historical factors, current circumstances and the experience and judgment of the Company’s management. The Company evaluates its estimates and assumptions on an ongoing basis.

Correction of Prior Period Financial Statements

We record commission revenue for certain products in our professional sales service segment based on GEHC’s reporting and payment of such commissions to us. In late August 2023, GEHC informed the Company that its calculations for such products were partially inaccurate and had remitted excess commissions. The Company has taken immediate steps to implement additional internal control procedures whereby GEHC will provide additional information sufficient to assess the accuracy of such commission payments going forward. We assessed the materiality of this misstatement on prior periods’ financial statements in accordance with SEC Staff Accounting Bulletin (“SAB”) Topic 1.M, Materiality, codified in Accounting Standards Codification (“ASC”) Topic 250, Accounting Changes and Error Corrections, (“ASC 250”) and concluded that the misstatements were not material to the prior annual or interim periods.

Accordingly, in accordance with ASC 250 (SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements), we have increased the accumulated deficit at January 1, 2023 by $808,000 to reflect $1,010,000 lower commission revenue and $202,000 lower commission expense, and corrected the accompanying Condensed Consolidated Statements of Operations and Comprehensive Income, Cash Flows, and Changes in Stockholders’ Equity for the three months ended March 31, 2023, and the related notes to revise for those misstatements that impacted such periods.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE B — INTERIM STATEMENT PRESENTATION (cont.)

The following are selected line items from the Company’s Condensed Consolidated Financial Statements illustrating the effect of these corrections:

	Consolidated Statement of Operations and Comprehensive Income
	Three months ended March 31, 2023
(in thousands, except per share data)	As Reported	Adjustment	As Revised
Revenues
Professional sales services	$8,310	$(185)	$8,125

Cost of revenues
Cost of professional sales services	$1,519	$(37)	$1,482

Gross Profit – professional sales services segment	$6,791	$(148)	$6,643

Operating income	$410	$(148)	$262
Net income	$454	$(148)	$306
Comprehensive income	$469	$(148)	$321

Income per common share
– basic	$0.00	$(0.00)	$0.00
– diluted	$0.00	$(0.00)	$0.00
	Consolidated Statement of Changes in Stockholders’ Equity
	Accumulated Deficit			Total Stockholders’ Equity
(in thousands)	As Reported	Adjustment	As Revised	As Reported	Adjustment	As Revised
Balance at January 1, 2023	$(39,029)	$(808)	$(39,837)	$22,875	$(808)	$22,067
Net income	$454	$(148)	$306	$454	$(148)	$306
Balance at March 31, 2023	$(38,575)	$(956)	$(39,531)	$23,357	$(956)	$22,401
	Consolidated Statement of Cash Flows
	Three months ended March 31, 2023
(in thousands)	As Reported	Adjustment	As Revised
Net income	$454	$(148)	$306
Accounts and other receivables	$2,235	$185	$2,420
Accrued commissions	$(1,927)	$(37)	$(1,964)

Recently Issued Accounting Standards To Be Adopted

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-09, Income Taxes (Topic 740), Improvement to Income Tax Disclosures, which requires enhanced income tax disclosures, including disaggregation of information in the rate reconciliation table and disaggregated information related to income taxes paid. The ASU is effective for annual reporting periods beginning with the year ending December 31, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), Improvement to Reportable Segment Disclosures. This ASU enhances disclosures required for reportable segments in both annual and interim consolidated financial statements. The ASU, which requires retrospective application, is effective for annual reporting periods beginning with the year ending December 31, 2024, and interim periods beginning with the three months ending March 31, 2025. Early adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its Consolidated Financial Statements.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE C — REVENUE RECOGNITION

Disaggregation of Revenue

The following tables present revenues disaggregated by our business operations and timing of revenue recognition:

	(in thousands)
	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	IT segment	Professional sales service segment	Equipment segment	Total	IT segment	Professional sales service segment	Equipment segment	Total
Network services	$8,944	$—	$—	$8,944	$9,038	$—	$—	$9,038
Software sales and support	1,209	—	—	1,209	1,236	—	—	1,236
Commissions	—	8,127	—	8,127	—	8,125	—	8,125
Medical equipment sales	—	—	427	427	—	—	606	606
Medical equipment service	—	—	31	31	—	—	31	31
	$10,153	$8,127	$458	$18,738	$10,274	$8,125	$637	$19,036
	Three Months Ended March 31, 2024				Three Months Ended March 31, 2023
	IT segment	Professional sales service segment	Equipment segment	Total	IT segment	Professional sales service segment	Equipment segment	Total

Revenue recognized over time	$9,301	$—	$81	$9,382	$9,520	$—	$110	$9,630
Revenue recognized at a point in time	852	8,127	377	9,356	754	8,125	527	9,406
	$10,153	$8,127	$458	$18,738	$10,274	$8,125	$637	$19,036

Transaction Price Allocated to Remaining Performance Obligations

As of March 31, 2024, the aggregate amount of transaction price allocated to performance obligations that are unsatisfied (or partially unsatisfied) for executed contracts approximates $94 million, of which we expect to recognize revenue as follows:

	(in thousands)
	Fiscal years of revenue recognition
	2024	2025	2026	Thereafter
Unfulfilled performance obligations	$36,974	$26,240	$8,744	$22,376

Contract Balances

Contract receivables include trade receivables, net and long-term receivables (recorded in Other assets in the condensed consolidated balance sheets). Contract liabilities arise in our IT VAR, VasoHealthcare, and VasoMedical businesses. In our IT VAR business, payment arrangements with clients typically include an initial payment due upon contract signing and milestone-based payments based upon product delivery and go-live, as well as post go-live monthly payments for subscription and support fees. Customer payments received, or receivables recorded, in advance of go-live and customer acceptance, where applicable, are deferred as contract liabilities. Such amounts aggregated approximately $202,000 and $419,000 at March 31, 2024 and December 31, 2023, respectively, and are included in accrued expenses and other liabilities in our condensed consolidated balance sheets.

In our VasoHealthcare business, we bill amounts for certain milestones in advance of customer acceptance of the underlying equipment. Such amounts aggregated approximately $31,424,000,000 and $32,194,000 at March 31, 2024 and December 31, 2023, respectively, and are classified in our condensed consolidated balance sheets as either current or long-term deferred revenue. In addition, we record a contract liability for amounts expected to be repaid

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE C — REVENUE RECOGNITION (cont.)

to GEHC due to customer order reductions. Such amounts aggregated approximately $923,000 and $971,000 at March 31, 2024 and December 31, 2023, respectively, and are included in accrued expenses and other liabilities in our condensed consolidated balance sheets.

In our VasoMedical business, we bill amounts for post-delivery services and varying duration service contracts in advance of performance. Such amounts aggregated approximately $5,000 and $6,000 at March 31, 2024 and December 31, 2023, respectively, and are classified in our condensed consolidated balance sheets as either current or long-term deferred revenue.

The following table summarizes the Company’s contract receivable and contract liability balances:

	(in thousands)
	2024	2023
Contract receivables – January 1	13,398	15,306
Contract receivables – March 31	8,644	12,338
Increase (decrease)	(4,754)	(2,968)

Contract liabilities – January 1	33,589	33,861
Contract liabilities – March 31	32,554	34,046
Increase (decrease)	(1,035)	185

The decrease in contract receivables in the first quarters of 2024 and 2023 was due primarily to collections exceeding billings. During the three months ended March 31, 2024, we recognized approximately $2.5 million of revenues that were included in our contract liability balance at January 1, 2024.

Costs to Obtain or Fulfill a Contract

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which requires that incremental costs of obtaining a contract are recognized as an asset and amortized to expense in a pattern that matches the timing of the revenue recognition of the related contract. We have determined the only significant incremental costs incurred to obtain contracts with customers within the scope of Topic 606 are certain sales commissions paid to associates. In addition, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract when incurred for contracts where the amortization period for the asset the Company would otherwise have recognized is one year or less.

Under Topic 606, sales commissions applicable to service contracts exceeding one year have been capitalized and amortized ratably over the term of the contract. In our VHC IT business, commissions allocable to multi-year subscription contracts or multi-year post-contract support performance obligations are amortized to expense ratably over the terms of the multi-year periods. VHC IT commissions allocable to other elements are charged to expense at go-live or customer acceptance. In our professional sales services segment, commissions paid to our sales force are deferred until the underlying equipment is accepted by the customer. We recognized approximately $579,000 and $605,000 of amortization related to these sales commission assets in “Cost of professional sales services” in the three months ended March 31, 2024 and 2023, respectively, and approximately $21,000 and $26,000 of amortization in “Selling, general and administrative” expense in the three months ended March 31, 2024 and 2023, respectively, in our condensed consolidated statements of operations and comprehensive income (loss).

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE C — REVENUE RECOGNITION (cont.)

At March 31, 2024 and December 31, 2023, our consolidated balance sheets include approximately $6,853,000 and $7,106,000, respectively, in capitalized sales commissions — primarily in our professional sales services segment — to be expensed in future periods, of which $3,367,000 and $3,285,000, respectively, is recorded in deferred commission expense and $3,486,000 and $3,821,000, respectively, representing the long-term portion, is included in other assets.

Significant Judgments when Applying Topic 606

Contract transaction price is allocated to performance obligations using estimated stand-alone selling price. Judgment is required in estimating stand-alone selling price for each distinct performance obligation. We determine stand-alone selling price maximizing observable inputs such as stand-alone sales when they exist or substantive renewal price charged to clients. In instances where stand-alone selling price is not observable, we utilize an estimate of stand-alone selling price based on historical pricing and industry practices.

Certain revenue we record in our professional sales service segment contains an estimate for variable consideration. Due to the tiered structure of our commission rate, which increases as annual targets are achieved, under Topic 606 we record revenue and deferred revenue at the rate we expect to be achieved by year end. We base our estimate of variable consideration on historical results of previous years’ achievement under the GEHC agreement. Such estimate is reviewed each quarter and adjusted as necessary. In addition, the Company records commissions for arranging financing at an estimated rate which is subject to later revision based on certain factors.

The Company also records commission adjustments to contract liabilities in its professional sales service segment based on estimates of future order cancellations.

NOTE D — SEGMENT REPORTING AND CONCENTRATIONS

Vaso Corporation principally operates in three distinct business segments in the healthcare and information technology industries. We manage and evaluate our operations, and report our financial results, through these three reportable segments.

•        IT segment, operating through a wholly-owned subsidiary VasoTechnology, Inc., primarily focuses on healthcare IT and managed network technology services;

•        Professional sales service segment, operating through a wholly-owned subsidiary Vaso Diagnostics, Inc. d/b/a VasoHealthcare, primarily focuses on the sale of healthcare capital equipment for GEHC into the healthcare provider middle market; and

•        Equipment segment, operating through a wholly-owned subsidiary VasoMedical, Inc., primarily focuses on the design, manufacture, sale and service of proprietary medical devices.

The chief operating decision maker is the Company’s Chief Executive Officer, who, in conjunction with upper management, evaluates segment performance based on operating income and adjusted EBITDA (net income (loss), plus interest expense (income), net; tax expense; depreciation and amortization; and non-cash stock-based compensation). Administrative functions such as finance, human resources, and information technology are centralized and related expenses allocated to each segment. Other costs not directly attributable to operating

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE D — SEGMENT REPORTING AND CONCENTRATIONS (cont.)

segments, such as audit, legal, director fees, investor relations, and others, as well as certain assets — primarily cash balances — are reported in the Corporate entity below. There are no intersegment revenues. Summary financial information for the segments is set forth below:

	(in thousands)
	Three months ended March 31,
	2024	2023
Revenues from external customers
IT	$10,153	$10,274
Professional sales service	8,127	8,125
Equipment	458	637
Total revenues	$18,738	$19,036

Gross Profit
IT	$4,195	$4,440
Professional sales service	6,378	6,643
Equipment	345	479
Total gross profit	$10,918	$11,562

Operating income (loss)
IT	$(420)	$(109)
Professional sales service	(7)	839
Equipment	(294)	(25)
Corporate	(747)	(443)
Total operating income (loss)	$(1,468)	$262

Depreciation and amortization
IT	$155	$246
Professional sales service	22	20
Equipment	8	7
Corporate	—	—
Total depreciation and amortization	$185	$273

Capital expenditures
IT	$246	$85
Professional sales service	2	50
Equipment	224	13
Corporate	—	—
Total cash capital expenditures	$472	$148
	(in thousands)
	March 31, 2024	December 31, 2023
Identifiable Assets
IT	$21,776	$22,425
Professional sales service	13,988	18,955
Equipment	7,005	7,114
Corporate	26,675	27,263
Total assets	$69,444	$75,757

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE D — SEGMENT REPORTING AND CONCENTRATIONS (cont.)

GEHC accounted for 43% of revenue for both of the three-month periods ended March 31, 2024 and 2023. GEHC also accounted for $4.5 million or 60%, and $9.3 million or 75%, of accounts and other receivables at March 31, 2024 and December 31, 2023, respectively. No other customer accounted for 10% or more of revenue.

NOTE E — EARNINGS (LOSS) PER COMMON SHARE

Basic earnings (loss) per common share is based on the weighted average number of common shares outstanding, including vested restricted shares, without consideration of potential common stock. Diluted earnings (loss) per common share is based on the weighted average number of common and potential dilutive common shares outstanding.

Diluted earnings (loss) per share were computed based on the weighted average number of shares outstanding plus all potentially dilutive common shares. A reconciliation of basic to diluted shares used in the earnings per share calculation is as follows:

	(in thousands)
	Three months ended March 31,
	2024	2023
Basic weighted average shares outstanding	175,119	173,628
Dilutive effect of unvested restricted shares	—	1,573
Diluted weighted average shares outstanding	175,119	175,201

The following table represents common stock equivalents that were excluded from the computation of diluted earnings (loss) per share for the three months ended March 31, 2024 and 2023, because the effect of their inclusion would be anti-dilutive.

	(in thousands)
	Three months ended March 31,
	2024	2023
Restricted common stock grants	894	—

NOTE F — SHORT-TERM INVESTMENTS AND FINANCIAL INSTRUMENTS

The Company’s short-term investments consist of bank deposits with yields based on underlying debt and equity securities and six-month US Treasury bills. The bank deposits are carried at fair value of approximately $0 and $424,000 at March 31, 2024 and December 31, 2023, respectively, and are classified as available-for-sale. Realized gains or losses on the bank deposits are included in net income. The US Treasury bills are classified as held-to-maturity and are carried at amortized cost of approximately $4,235,000 and $13,555,000 at March 31, 2024 and December 31, 2023, respectively. Their fair value at March 31, 2024 and December 31, 2023 is approximately $4,234,000 and $13,559,000, respectively, and the unrecognized holding (loss) gain is ($1,000) and $4,000 for the three months ended March 31, 2024 and 2023, respectively. The Company does not expect a credit loss for its short-term investments.

Cash and cash equivalents represent cash and short-term, highly liquid investments either in certificates of deposit, treasury bills, money market funds, or investment grade commercial paper issued by major corporations and financial institutions that generally have maturities of three months or less from the date of acquisition.

The Company complies with the provisions of ASC 820 “Fair Value Measurements and Disclosures” (“ASC 820”). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE F — SHORT-TERM INVESTMENTS AND FINANCIAL INSTRUMENTS (cont.)

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1

Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2

Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3

Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying amount of assets and liabilities including cash and cash equivalents, short-term investments, accounts receivable, prepaids, accounts payable, accrued expenses and other current liabilities approximated their fair value as of March 31, 2024 and December 31, 2023, due to the relative short maturity of these instruments. Property and equipment, intangible assets, capital lease obligations, and goodwill are not required to be re-measured to fair value on a recurring basis. These assets are evaluated for impairment if certain triggering events occur. If such evaluation indicates that impairment exists, the respective asset is written down to its fair value.

The following table presents information about the Company’s assets measured at fair value as of March 31, 2024 and December 31, 2023:

	(in thousands)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2024
Assets
Cash equivalents invested in money market funds and treasury bills	$18,416	$—	$—	$18,416

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE F — SHORT-TERM INVESTMENTS AND FINANCIAL INSTRUMENTS (cont.)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2023
Assets
Cash equivalents invested in money market funds and treasury bills	$10,522	$—	$—	$10,522
Bank deposits (included in short term investments)	424			424
	$10,946	$—	$—	$10,946

NOTE G — ACCOUNTS AND OTHER RECEIVABLES, NET

The following table presents information regarding the Company’s accounts and other receivables as of March 31, 2024 and December 31, 2023:

	(in thousands)
	March 31, 2024	December 31, 2023
Trade receivables	$16,254	$22,085
Unbilled receivables	719	—
Allowance for credit losses and commission adjustments	(9,508)	(9,708)
Accounts and other receivables, net	$7,465	$12,377

Contract receivables under Topic 606 consist of trade receivables and unbilled receivables. Trade receivables include amounts due for shipped products and services rendered. Unbilled receivables represent variable consideration recognized in accordance with Topic 606 but not yet billable. Amounts recorded — billed and unbilled — under the GEHC Agreement are subject to adjustment in subsequent periods should the underlying sales order amount, upon which the receivable is based, change.

Allowance for credit losses and commission adjustments include estimated losses resulting from the inability of our customers to make required payments, and adjustments arising from subsequent changes in sales order amounts that may reduce the amount the Company will ultimately receive under the GEHC Agreement.

NOTE H — INVENTORIES, NET

Inventories, net of reserves, consist of the following:

	(in thousands)
	March 31, 2024	December 31, 2023
Raw materials	$761	$832
Work in process	92	11
Finished goods	713	627
	$1,566	$1,470

The Company maintained reserves for slow moving inventories of $164,000 at both March 31, 2024 and December 31, 2023.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE I — GOODWILL AND OTHER INTANGIBLES

Goodwill of $14,375,000 is allocated to the IT segment. The remaining $1,187,000 of goodwill is attributable to the FGE reporting unit within the Equipment segment. The components of the change in goodwill are as follows:

	(in thousands)
	Three months ended March 31, 2024	Year ended December 31, 2023

Beginning of period	$15,588	$15,614
Foreign currency translation adjustment	(26)	(26)
End of period	$15,562	$15,588

The Company’s other intangible assets consist of capitalized customer-related intangibles, patent and technology costs, and software costs, as set forth in the following:

	(in thousands)
	March 31, 2024	December 31, 2023
Customer-related
Costs	$5,831	$5,831
Accumulated amortization	(4,839)	(4,790)
	992	1,041
Patents and Technology
Costs	1,894	1,894
Accumulated amortization	(1,894)	(1,894)
	—	—
Software
Costs	2,710	2,618
Accumulated amortization	(2,278)	(2,253)
	432	365
	$1,424	$1,406

Patents and technology are amortized on a straight-line basis over their estimated useful lives of ten and eight years, respectively. The cost of significant customer-related intangibles is amortized in proportion to estimated total related revenue; cost of other customer-related intangible assets is amortized on a straight-line basis over the asset’s estimated economic life of seven years. Software costs are amortized on a straight-line basis over its expected useful life of five years.

Amortization expense amounted to $74,000 and $90,000 for the three months ended March 31, 2024 and 2023, respectively.

Amortization of intangibles for the next five years is:

Years ending December 31,	(in thousands)
Remainder of 2024	253
2025	272
2026	217
2027	188
2028	165
2029	20
$1,115

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE J — OTHER ASSETS, NET

Other assets, net consist of the following at March 31, 2024 and December 31, 2023:

	(in thousands)
	March 31, 2024	December 31, 2023
Deferred commission expense – noncurrent	$3,485	$3,821
Trade receivables – noncurrent	1,179	1,021
Other, net of allowance for loss on loan receivable of $412 at March 31, 2024 and December 31, 2023	60	60
	$4,724	$4,902

NOTE K — ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consist of the following at March 31, 2024 and December 31, 2023:

	(in thousands)
	March 31, 2024	December 31, 2023
Accrued compensation	$862	$2,482
Accrued expenses – other	1,934	2,142
Order reduction liability	923	971
Other liabilities	1,185	1,770
	$4,904	$7,365

NOTE L — DEFERRED REVENUE

The changes in the Company’s deferred revenues are as follows:

	(in thousands)
	Three months ended March 31,
	2024	2023
Deferred revenue at beginning of period	$32,200	$30,803
Net additions:
Deferred extended service contracts	2	2
Deferred commission revenues	1,950	4,016
Recognized as revenue:
Deferred extended service contracts	(4)	(1)
Deferred commission revenues	(2,719)	(3,267)
Deferred revenue at end of period	31,429	31,553
Less: current portion	17,272	14,234
Long-term deferred revenue at end of period	$14,157	$17,319

NOTE M — RELATED-PARTY TRANSACTIONS

The Company uses the equity method to account for its interest in EECP Global as it has the ability to exercise significant influence over the entity and reports its share of EECP Global operations in Other (Expense) Income on its condensed consolidated statements of operations. For the three months ended March 31, 2024 and 2023, the Company’s share of EECP Global’s loss was approximately $31,000 and $78,000, respectively, and included in Other (Expense) Income in its condensed consolidated statements of operations. At March 31, 2024 and December 31, 2023, the Company recorded a net receivable from related parties of approximately $1,029,000 and $901,000, respectively, on its condensed consolidated balance sheet for amounts due from EECP Global for fees and cost reimbursements net of amounts due to EECP Global for receivables collected on its behalf.

Vaso Corporation and Subsidiaries
Notes to Condensed Consolidated Financial Statements (unaudited)

NOTE N — COMMITMENTS AND CONTINGENCIES

Litigation

The Company is currently, and has been in the past, a party to various legal proceedings, primarily employee related matters, incident to its business. The Company believes that the outcome of all pending legal proceedings in the aggregate is unlikely to have a material adverse effect on the business or consolidated financial condition of the Company.

Sales representation agreement

In October 2021, the Company concluded an amendment of the GEHC Agreement with GEHC, originally signed on May 19, 2010 and previously extended in 2012, 2015 and 2017. The amendment extended the term of the original agreement, which began on July 1, 2010, through December 31, 2026, subject to early termination by GEHC without cause with certain conditions. Under the agreement, VasoHealthcare is the exclusive representative for the sale of select GEHC diagnostic imaging products to specific market accounts in the 48 contiguous states of the United States and the District of Columbia. The circumstances under which early termination of the agreement may occur with cause include: not materially achieving certain sales goals, not maintaining a minimum number of sales representatives, and not meeting various legal and GEHC policy requirements.

Employment Agreements

On May 10, 2019, the Company modified its Employment Agreement with its President and Chief Executive Officer, Dr. Jun Ma, to provide for a five-year term with extensions, unless earlier terminated by the Company, but in no event can it extend beyond May 31, 2026. The Employment Agreement provides for annual compensation of $500,000. Dr. Ma shall be eligible to receive a bonus for each fiscal year during the employment term. The amount and the occasion for payment of such bonus, if any, shall be at the discretion of the Board of Directors. Dr. Ma shall also be eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of the Company’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses, and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

On December 31, 2022, the Company executed an Employment Agreement with the President of its VasoHealthcare subsidiary, Ms. Jane Moen, to provide for a twenty-seven month initial term with extensions, unless earlier terminated by the Company, but in no event can it extend beyond December 31, 2026 or the earlier termination of the GEHC Agreement. The Employment Agreement provides for annual base compensation of $350,000. Ms. Moen shall be eligible to receive bonuses for each fiscal year during the employment term. The amount and the occasion for payment of such bonuses, if any, shall be based on employment status as well as achieving certain operating targets. Ms. Moen shall also be eligible for an award under any long-term incentive compensation plan and grants of options and awards of shares of the Company’s stock, as determined at the Board of Directors’ discretion. The Employment Agreement further provides for reimbursement of certain expenses, and certain severance benefits in the event of termination prior to the expiration date of the Employment Agreement.

Annex A

BUSINESS COMBINATION AGREEMENT

BY AND AMONG

ACHARI VENTURES HOLDINGS CORP. I,

ACHARI MERGER SUB, INC.

AND

VASO CORPORATION DATED AS

OF DECEMBER 5, 2023

Annex A-i

Annex A-ii

EXHIBITS

Exhibit A	Form of Sponsor Letter Agreement
Exhibit B	Form of Put Option Agreement
Exhibit C	Form of SPAC A&R CoI
Exhibit D	Form of SPAC A&R Bylaws
Exhibit E	Form of Amended and Restated Registration Rights Agreement
Exhibit F	Form of Lockup Agreement
Exhibit G	Post-Closing Officers
Exhibit H	Form of Indemnification Agreement
Exhibit I	Form of Letter of Transmittal
Exhibit J	Form of Amended and Restated Certificate of Incorporation of the Surviving Company
Exhibit K	Form of Company Support Agreement

Annex A-iii

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement (this “Agreement”) is made and entered into as of December 5, 2023 (the “Execution Date”) by and among (a) Achari Ventures Holdings Corp. I, a Delaware corporation (the “SPAC”), (b) Achari Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the SPAC (“Merger Sub”, and together with the SPAC, the “SPAC Parties”), and (c) Vaso Corporation, a Delaware corporation (the “Company”). The SPAC, Merger Sub and the Company shall each also be referred to herein from time to time as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the respective meanings as set forth in Section 1.1.

RECITALS

WHEREAS, (a) the SPAC is a blank check company incorporated for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one (1) or more businesses, and (b) Merger Sub is a direct wholly-owned Subsidiary (as hereinafter defined) of the SPAC and was formed for the sole purpose of the Merger (as hereinafter defined);

WHEREAS, subject to the terms and conditions hereof, at the Closing (as hereinafter defined), Merger Sub will merge with and into the Company, with the Company as the surviving entity (the “Merger”), resulting in the Company becoming a direct wholly-owned subsidiary of the SPAC, and each Company Share (as hereinafter defined) will be automatically converted as of the Effective Time (as hereinafter defined) into the right to receive a portion of the Transaction Share Consideration (as hereinafter defined), in each case, on the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, it is intended for U.S. federal and applicable state and local income Tax (as hereinafter defined) purposes that the Merger will be treated as qualifying as a “reorganization” within the meaning of Section 368(a) of the Code (as hereinafter defined) (the “Intended Tax Treatment”), and, by executing this Agreement, the Parties hereby adopt a “plan of reorganization” within the meaning of Sections 354, 361 and 368 of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3, and intend to file the statement required by Treasury Regulations Section 1.368-3(a);

WHEREAS, the SPAC Board (as hereinafter defined) has (a) determined that it is fair to and in the best interests of the SPAC and the stockholders of the SPAC, and declared it advisable, to enter into this Agreement and the Ancillary Agreements (as hereinafter defined) to which the SPAC is or will be a party and to consummate the Transactions (as hereinafter defined), (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by the SPAC of this Agreement, the Ancillary Agreements to which the SPAC is or will be a party and the Transactions, (c) resolved to recommend that the holders of the SPAC Shares (as hereinafter defined) entitled to vote thereon vote in favor of each SPAC Stockholder Voting Matter (as hereinafter defined), and (d) directed that each SPAC Stockholder Voting Matter be submitted to the holders of the SPAC Shares for approval;

WHEREAS, the board of directors of Merger Sub has (a) determined that it is fair to and in the best interests of Merger Sub and the SPAC (as its sole stockholder), and declared it advisable, to enter into this Agreement and the Ancillary Agreements to which Merger Sub is or will be a party and to consummate the Transactions, (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by Merger Sub of this Agreement, the Ancillary Agreements to which Merger Sub is or will be a party and the Transactions, (c) resolved to recommend that the SPAC (as Merger Sub’s sole stockholder) adopt this Agreement, and (d) directed that this Agreement be submitted to the SPAC (as Merger Sub’s sole stockholder) for approval;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is fair to and in the best interests of the Company and the Company Stockholders (as hereinafter defined), and declared it advisable, to enter into this Agreement and the Ancillary Agreements to which the Company is or will be a party and to consummate the Transactions, (b) adopted and approved the execution, delivery and performance or consummation (as applicable) by the Company of this Agreement, the Ancillary Agreements to which the Company is or will be a party and the Transactions, (c) resolved to recommend that the Company Stockholders entitled to vote thereon adopt this Agreement, and (d) directed that this Agreement be submitted to the Company Stockholders for approval;

Annex A-1

WHEREAS, as of the date of this Agreement, (i) there are 3,138,321 SPAC Shares issued and outstanding, (ii) Achari Sponsor Holdings I LLC, a Delaware limited liability company and the sponsor of the SPAC (“Sponsor”), directly holds 1,572,400 SPAC Shares, and (iii) certain Members of the Sponsor (as such term is defined in the Amended and Restated Limited Liability Company Operating Agreement of the Sponsor) hold, in the aggregate, 927,600 SPAC Shares in their respective individual capacities;

WHEREAS, simultaneously with the Closing, the Sponsor, the SPAC, the Company and certain other parties thereto shall enter into a Sponsor Letter Agreement substantially in the form attached hereto as Exhibit A (the “Sponsor Letter Agreement”), pursuant to which (among other things), the Sponsor shall (a) agree to be bound by certain restrictions on transfer with respect to its SPAC Shares, (b) agree to amend and/or terminate certain “lock-up” and transfer restrictions included in that certain letter agreement, dated as of October 14, 2021, and (c) agree to be bound by certain lock-up provisions during the lock-up periods described therein with respect to its SPAC Shares;

WHEREAS, simultaneously with the Closing, the Sponsor, the SPAC and the Company shall enter into a Put Option Agreement substantially in the form attached hereto as Exhibit B (the “Put Option Agreement”), pursuant to which (among other things), the Sponsor shall receive certain put rights as further described therein and the Company shall receive the right of first refusal as further described therein;

WHEREAS, as a condition to the consummation of the Transactions, the SPAC shall provide its stockholders with the opportunity to exercise their respective right to participate in the SPAC Share Redemption (as hereinafter defined), on the terms and subject to the conditions and limitations set forth in the applicable SPAC Governing Documents (as hereinafter defined), in conjunction with, inter alia, obtaining the SPAC Required Vote (as hereinafter defined);

WHEREAS, simultaneously with the Closing and by virtue of the Merger, the Existing SPAC Charter (as hereinafter defined) and the bylaws of the SPAC (as in effect on the date hereof, the “SPAC Bylaws”) shall be amended and restated in the forms attached hereto as Exhibit C (the “SPAC A&R CoI”) and Exhibit D (the “SPAC A&R Bylaws”), respectively;

WHEREAS, simultaneously with the Closing, the SPAC and certain security holders and/or executive officers and directors of the Company and the SPAC shall enter into an Amended and Restated Registration Rights Agreement substantially in the form attached hereto as Exhibit E (the “Amended and Restated Registration Rights Agreement”), with respect to the registration of the founder shares and private placement warrants held by the Sponsor and/or certain members of the Sponsor;

WHEREAS, simultaneously with the Closing, certain security holders of the Company and the SPAC shall enter into a Lockup Agreement substantially in the form attached hereto as Exhibit F (the “Lockup Agreement”), pursuant to which (among other things), such security holders shall be bound by certain lock-up provisions during the lock-up periods described therein;

WHEREAS, simultaneously with the Closing, each of the individuals designated to be members of the board of directors of the SPAC shall enter into an Indemnification Agreement with the SPAC, substantially in the form attached hereto as Exhibit H, each, an “Indemnification Agreement”); and

WHEREAS, in connection with the Closing, the SPAC shall be renamed “Vaso Holding Corp.” (or an alternative name chosen by the Company and reasonably acceptable to the SPAC) and the SPAC New Shares (as hereinafter defined) and the SPAC Warrants (as hereinafter defined) shall trade publicly on the Stock Exchange (as hereinafter defined) under the ticker symbols “VASO” and “VASOW”, respectively (or alternative ticker symbols chosen by the Company and reasonably acceptable to the SPAC).

Annex A-2

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the terms and conditions set forth herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1 Certain Definitions. For purposes of this Agreement, capitalized terms used but not otherwise defined herein shall have the respective meanings set forth below.

“2024 Omnibus Incentive Plan” has the meaning set forth in Section 6.18.

“ACA” has the meaning set forth in Section 3.15(c).

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains confidentiality and standstill provisions on terms no less favorable in any substantive respect to any Group Company than those contained in the Confidentiality Agreement (except for such changes specifically necessary in order for a Group Company to be able to comply with its obligations under this Agreement and such non-material changes requested by the applicable counterparty to ensure that such confidentiality agreement is consistent with its organization’s customary policies, procedures and practices with respect to confidentiality agreements).

“Additional Support List” has the meaning set forth in Section 6.17.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such Person, where

“control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of Equity Interests, its capacity as a sole or managing member or otherwise; provided, that no portfolio company of a private equity fund or other investment fund that is an Affiliate of a Group Company shall be deemed an “Affiliate” for purposes of this Agreement.

“Affiliated Group” means a group of Persons that elects to file, is required to file or otherwise files a Tax Return or pays a Tax as an affiliated group, aggregate group, consolidated group, combined group, unitary group or other group recognized by applicable Tax Law.

“Affiliated Transactions” has the meaning set forth in Section 3.20.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 2.3(a).

“Alternative Transaction Structure” has the meaning set forth in Section 8.1(e).

“Amended and Restated Registration Rights Agreement” has the meaning set forth in the Recitals.

“Ancillary Agreement” means each agreement, document, instrument or certificate (a) executed contemporaneously with this Agreement and relating to the transactions contemplated hereby, and/or (b) contemplated hereby to be executed in connection with the consummation of the transactions contemplated hereby, including the Lockup Agreement, the Company Support Agreements, the Put Option Agreement, the Amended and Restated Registration Rights Agreement, the Indemnification Agreements, the Sponsor Letter Agreement and the documents entered into in connection therewith, in each case, only as applicable to the relevant party or parties to such agreement, document, instrument or certificate, as indicated by the context in which such term is used.

“Anti-Corruption Laws” means all applicable U.S. and non-U.S. Laws relating to the prevention of corruption and bribery, including, to the extent applicable to the Company and/or any of its Subsidiaries, the U.S. Foreign Corrupt Practices Act of 1977, the Canada Corruption of Foreign Public Officials Act of 1999, the UK Bribery Act of 2010 and the legislation adopted in furtherance of the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or any other applicable Law that prohibits bribery, corruption, fraud or other improper payments.

Annex A-3

“Antitrust Laws” means, collectively, the HSR Act, the Sherman Act, the Clayton Act, the Federal Trade Commission Act and any other United States federal or state or foreign statutes, rules, regulations, Orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or constituting anticompetitive conduct.

“Assets” has the meaning set forth in Section 3.19.

“Audited Financial Statements” has the meaning set forth in Section 3.4(a)(i).

“Business Combination” has the meaning ascribed to such term in the Existing SPAC Charter.

“Business Day” means any day except a Saturday, a Sunday or any other day on which commercial banks are required or authorized to close in the State of New York; provided, however, that such commercial banks shall not be deemed to be authorized to be closed for purposes of this definition due to a “shelter in place”, “non-essential employee” or similar closure of physical branch locations.

“CBA” has the meaning set forth in Section 3.9(a)(i).

“Certificate of Merger” has the meaning set forth in Section 2.1(b).

“Certificates” has the meaning set forth in Section 2.1(h).

“Change in Recommendation” has the meaning set forth in Section 6.10.

“Clayton Act” means the Clayton Antitrust Act of 1914.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Form 8-K” has the meaning set forth in Section 6.9(g).

“Closing Press Release” has the meaning set forth in Section 6.9(g).

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Acquisition Proposal” means any proposal or offer from any Person or “group” (as defined in the Exchange Act) (other than the SPAC, Merger Sub or their respective Affiliates) relating to, in a single transaction or a series of related transactions, (a) any direct or indirect acquisition or purchase of assets or businesses that constitute twenty percent (20%) or more of the assets of the Group Companies, taken as a whole (based on the fair market value thereof, as determined by the Company Board in good faith), including through the acquisition of the Equity Interests of one or more Subsidiaries of the Company, or (b) acquisition of beneficial ownership of twenty percent (20%) or more of the total voting power of the Equity Interests of any Group Company, whether by way of merger, asset purchase, equity purchase or otherwise. “Company Board” has the meaning set forth in the Recitals.

“Company Bring-Down Certificate” has the meaning set forth in Section 9.2(d).

“Company Change in Recommendation” means the determination by the Company Board or any committee thereof to (i) change, withdraw, withhold, qualify or modify, or publicly propose or resolve to change, withdraw, withhold, qualify or modify, the recommendation of the Company Board that the Company Stockholders vote in favor of the approval of this Agreement and the Transactions, (ii) adopt, authorize, approve, declare advisable, endorse or recommend any Company Acquisition Proposal, or (iii) agree to take any of the foregoing actions.

“Company Charter” means that certain Restated Certificate of Incorporation, filed with the Secretary of State of the State of Delaware as of July 6, 1993, as amended by that certain Certificate of Designations of the Class A Preferred Stock, Series A, filed with the Secretary of State of the State of Delaware as of December 8, 1994, as amended by that certain Certificate of Amendment of the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware as of May 4, 1995, as amended by that certain Certificate of Designations of

Annex A-4

Series B Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of June 25, 1997, as amended by that certain Certificate of Ownership and Merger, filed with the Secretary of State of the State of Delaware as of July 8, 1997, as amended by that certain Certificate of Ownership and Merger, filed with the Secretary of State of the State of Delaware as of August 28, 1997, as amended by that certain Certificate of Amendment of the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware as of December 19, 1997, as amended by that certain Certificate of Designation of Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of May 1, 1998, as amended by that certain Certificate of Correction Filed to Correct a Certain Error in the Certificate of Designations of Series C Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of October 26, 1998, as amended by that certain Certificate of Designations of Preferences and Rights of Series D Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of July 19, 2005, as amended by that certain Certificate of Amendment of the Certificate of Incorporation, filed with the Secretary of State of the State of Delaware as of October 2, 2009, as amended by that certain Certificate of Designations of Preferences and Rights of Series E Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware as of June 24, 2010, as amended by that certain Certificate of Amendment of Certificate of Incorporation, filed with the Secretary of State of the State of Delaware as of November 9, 2016, as further amended, amended and restated, modified or supplemented from time to time.

“Company Counsel” has the meaning set forth in Section 11.16(a)(i).

“Company D&O Provisions” has the meaning set forth in Section 6.12(b).

“Company Disclosure Schedules” means the Disclosure Schedules delivered by the Company to the SPAC concurrently with the execution and delivery of this Agreement.

“Company Employee Benefit Plan” means each Employee Benefit Plan that is maintained, sponsored or contributed to (or required to be contributed to) by any of the Group Material Companies or under or with respect to which any of the Group Material Companies has any Liability.

“Company Equity Interests” has the meaning set forth in Section 3.3(a).

“Company Equity Plan” means any of (a) the Vasomedical, Inc. 2013 Stock Plan, (b) the Vasomedical, Inc. 2016 Stock Plan, (c) the Vaso Corporation 2019 Stock Plan, and (d) each other plan that provides for the award to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company of rights of any kind to receive Equity Interests of any Group Company or benefits measured in whole or in part by reference to Equity Interests of any Group Company.

“Company Equityholders” means, collectively, the Company Stockholders and the holders of Company Restricted Share Awards, in each case, as of any determination time prior to the Effective Time.

“Company Expenses” means, as of any determination time, the aggregate amount of all fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable or accrued (and not otherwise expressly allocated to any SPAC Party pursuant to the terms of this Agreement or any Ancillary Agreement) by, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Agreements, the performance of its covenants or agreements in this Agreement or any Ancillary Agreement or the Registration Statement/Proxy Statement or the consummation by any Group Company of the Transactions, including (a) the fees and expenses of any Group Company’s outside legal counsel, accountants, advisors, experts (including for a fairness opinion), brokers, investment bankers, consultants or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Agreement. Notwithstanding the foregoing or anything to the contrary herein, “Company Expenses” shall not include any SPAC Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1 (Organization; Authority; Enforceability), Section 3.2(a) (Non-contravention), Section 3.3 (Capitalization), Section 3.13 (Brokerage) and Section 3.20 (Affiliate Transactions).

“Company Group” has the meaning set forth in Section 11.16(a)(i).

Annex A-5

“Company Indemnified Persons” has the meaning set forth in Section 6.12(b).

“Company Management Team Members” has the meaning set forth in Section 6.17.

“Company Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Group Companies, taken as a whole, to perform their respective obligations hereunder and to consummate the Transactions; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a “Company Material Adverse Effect”, or will be considered in determining whether a “Company Material Adverse Effect” has occurred: (i) changes that are generally applicable to the industries or markets in which the Group Companies operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case, effected after the Execution Date; (iii) any failure of any Group Material Company to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood and agreed that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a “Company Material Adverse Effect” has occurred, but only to the extent otherwise permitted to be taken into account); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of God; (vi) any national or international political conditions in any jurisdiction in which the Group Companies conduct business; (vii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices, or upon any United States military installation, equipment or personnel; (viii) any consequences arising from any action or inaction by a Party taken or omitted to be taken (1) as expressly required by the terms hereof, or (2) at the express written direction of a SPAC Party; (ix) epidemics, pandemics, disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States) or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures, “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); or (x) the announcement or pendency of the Transactions; provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii) and (ix) may be taken into account in determining whether a “Company Material Adverse Effect” has occurred to the extent such event, circumstance or state of facts has a disproportionate and adverse effect on the Group Companies, taken as a whole, relative to other comparable entities operating in the industries or markets in which the Group Companies operate.

“Company Material Subsidiary” means, as of the applicable measurement date, any Company Subsidiary that represents (a) more than three percent (3%) of the aggregate revenues of the Company Group, taken as a whole, or (b) more than three percent (3%) of the aggregate assets of the Company Group, taken as a whole.

“Company Post-Closing Representation” has the meaning set forth in Section 11.16(a)(i).

“Company Proxy Statement” means a proxy statement of the Company to be mailed to its stockholders of record on the date set forth therein for the purpose of soliciting proxies from the Company Stockholders to vote at the Company Special Meeting in favor of this Agreement and the Transactions.

“Company Record Date” has the meaning set forth in Section 6.9(c).

“Company Registered IP” has the meaning set forth in Section 3.10(a).

“Company Restricted Share Award” means any restricted share award granted by the Company pursuant to a Company Equity Plan.

“Company SEC Reports” has the meaning set forth in Section 3.25(a).

“Company Shares” means shares of common stock, par value $0.001 per share, of the Company designated as “Common Stock” pursuant to the Company Charter.

“Company Special Meeting” has the meaning set forth in Section 6.16.

Annex A-6

“Company Stockholders” means all holders of Company Shares.

“Company Subsidiaries” means the Subsidiaries of the Company.

“Company Superior Proposal” means a bona fide, written Company Acquisition Proposal, that did not result from a breach of any of the terms hereof, including Section 6.15, that the Company Board (after consultation with outside legal counsel) reasonably determines, in good faith, would, if consummated, result in a transaction that is more favorable to the Company Stockholders than the Transactions, after taking into account all such factors and matters deemed relevant, in good faith, by the Company Board, including legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal and the Transactions, and after taking into account any changes to the terms of this Agreement irrevocably offered in writing by the SPAC in response to such bona fide, written Company Acquisition Proposal pursuant to, and in accordance with, Section 6.15; provided that, for purposes of this definition of “Company Superior Proposal”, references in the term “Company Acquisition Proposal” to “twenty percent (20%)” shall be deemed to be references to “fifty percent (50%)”.

“Company Superior Proposal Acceptance” has the meaning set forth in Section 6.15(d).

“Company Support Agreement” has the meaning set forth in Section 6.17.

“Company Support Deadline” has the meaning set forth in Section 6.17.

“Company Tail Policy” has the meaning set forth in Section 6.12(c).

“Confidential Information” has the meaning set forth in the Confidentiality Agreement.

“Confidentiality Agreement” means that certain Confidentiality Agreement in effect between the Company and the SPAC.

“Contract” means any written or oral contract, agreement, license or Lease (including any amendments thereto).

“COVID-19” means the novel coronavirus, SARS-CoV-2 or COVID-19 (and all related strains, variants and sequences), including any intensification, resurgence or any evolutions or mutations thereof, and/or related or associated epidemics, pandemics, disease outbreaks or public health emergencies.

“Data Privacy and Security Requirements” means, collectively, all of the following to the extent relating to privacy, security or data breach notification requirements, including with respect to the processing of Personal Information and applicable to the Company or any of its Affiliates: (a) all applicable Laws; (b) each Group Material Company’s external-facing privacy policies; (c) if applicable to the Company or any of its Affiliates, the Payment Card Industry Data Security Standard (PCI DSS) and any other industry or self-regulatory standard to which the Company or any of its Affiliates is bound or holds itself out to the public as being in compliance with; and (d) applicable provisions of Contracts to which the Company or any of its Affiliates is a party or bound.

“Data Room” has the meaning set forth in Section 11.5.

“Databases” means any and all databases, data collections and data repositories of any type and in any form (and all corresponding data and organizational or classification structures or information), together with all rights therein.

“Delivery Date” means each of the date of the SPAC Special Meeting, the date of the Company Special Meeting and the date on which the Registration Statement/Proxy Statement is declared effective by the SEC.

“Device Regulatory Agency” has the meaning set forth in Section 3.24(a).

“DGCL” has the meaning set forth in the Recitals.

“Disclosure Schedules” means the SPAC Disclosure Schedules and the Company Disclosure Schedules.

“Dissenting Shares” has the meaning set forth in Section 2.7.

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“Dissenting Stockholder” has the meaning set forth in Section 2.7.

“DTC” means the Depository Trust Company.

“Effective Time” has the meaning set forth in Section 2.1(b).

“Employee Benefit Plan” means an “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each equity or equity-based compensation, retirement, pension, savings, profit sharing, bonus, incentive, severance, separation, employment, individual consulting or independent contractor, transaction, change in control, retention, deferred compensation, vacation, sick pay or paid time-off, medical, dental, life or disability, retiree or post-termination health or welfare, salary continuation, fringe or other compensation or benefit plan, program, policy, agreement, arrangement or Contract.

“Enforceable” means, with respect to any Contract stated to be enforceable by or against any Person, that such Contract is a legal, valid and binding obligation enforceable by or against such Person in accordance with its terms, except to the extent that enforcement of the rights and remedies created thereby is subject to bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or similar laws of general application affecting the rights and remedies of creditors and general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

“Environmental Laws” means all Laws concerning pollution, human health or safety, Hazardous Materials or protection of the environment or natural resources as applicable to any Group Material Company.

“Equity Interests” means, with respect to any Person, all of the shares, units or quotas of capital stock or equity of (or other ownership or profit interests in) such Person, all of the warrants, trust rights, options or other rights for the purchase or acquisition from such Person of shares or units of capital stock or equity of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for or measured by reference to shares or units of capital stock or equity of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares or units or equity (or such other interests), restricted equity awards, restricted equity units, equity appreciation rights, phantom equity rights, profit participation and all of the other ownership or profit interests of such Person (including partnership, member or trust interests therein).

“Equity Value” means $176,000,000.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person that, together with any Group Company, is (or at a relevant time has been or would be) considered a single employer under Section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).

“Exchange Agent Agreement” has the meaning set forth in Section 2.5(a).

“Exchange Fund” has the meaning set forth in Section 2.5(c).

“Exchange Ratio” means the Per Share Equity Value divided by the SPAC Share Value.

“Execution Date” has the meaning set forth in the Preamble.

“Existing SPAC Charter” means the SPAC’s Fourth Amended and Restated Certificate of Incorporation, dated as of July 12, 2023, as amended, amended and restated, modified or supplemented from time to time.

“Fairness Opinion” has the meaning set forth in Section 3.27.

“Fairness Opinion Provider” means River Corporate Advisors.

“FDA” has the meaning set forth in Section 3.24(a).

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914.

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“Financial Statements” has the meaning set forth in Section 3.4(a).

“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, to enter into this Agreement, and (e) another Party to suffer damage by reason of such reliance.

“Fully Diluted Shares Outstanding” means the aggregate number of Company Shares outstanding immediately prior to the Effective Time, determined on a fully-diluted, as if exercised basis, whether or not exercised, exercisable, settled, eligible for settlement, vested or unvested, including, for the avoidance of doubt, pursuant to any Company Restricted Share Awards (in each case, other than Company Shares owned by the Company which are to be canceled and extinguished in accordance with Section 2.1(i)).

“GAAP” means U.S. generally accepted accounting principles as in effect from time to time.

“Governing Documents” means (a) in the case of a corporation, its certificate of incorporation (or analogous document) and bylaws or memorandum and articles of association, in each case, as amended, amended and restated, modified or supplemented from time to time (as applicable), (b) in the case of a limited liability company, its certificate of formation (or analogous document) and operating agreement or limited liability company agreement, in each case, as amended, amended and restated, modified or supplemented from time to time (as appliable), or (c) in the case of a Person other than a corporation or limited liability company, the documents by which such Person (other than an individual) establishes its legal existence or which govern its internal affairs.

“Governmental Entity” means any nation or government, any federal, state, provincial, municipal or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court, arbitral body, arbitrator or mediator (public or private), or other body or administrative, regulatory or quasi-judicial authority, agency, department, board, commission or instrumentality of any federal, state, local or foreign jurisdiction.

“Group Companies” means, collectively, the Company and the Company Subsidiaries.

“Group Material Companies” means, collectively, the Company and the Company Material Subsidiaries.

“Group Material Company Product Candidates” has the meaning set forth in Section 3.24(b).

“Group Material Company Regulatory Permits” has the meaning set forth in Section 3.24(b).

“Hazardous Materials” means any substance, material or waste that is regulated, defined or otherwise characterized as “hazardous” or “toxic” or with words of similar import under any applicable Environmental Law, including petroleum products or byproducts, asbestos, polychlorinated biphenyls, radioactive materials, lead and per- and polyfluoroalkyl substances.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Illustrative Allocation Schedule” has the meaning set forth in Section 2.3(b).

“Improvements” has the meaning set forth in Section 3.7(c).

“Income Tax” means any U.S. federal, state, local or non-U.S. Tax based on or measured by reference to net or gross income.

“Income Tax Return” means any Tax Return with respect to Income Taxes.

“Indebtedness” means, without duplication, with respect to any Person, all obligations (including all obligations in respect of principal, accrued and unpaid interest, penalties, breakage costs, fees and premiums and other costs and expenses associated with repayment or acceleration) of such Person (a) for borrowed money, (b) evidenced by notes, bonds, debentures or similar Contracts or security, (c) for the deferred purchase price of assets, property, goods or services or businesses (other than trade payables incurred in the Ordinary Course of Business)

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or with respect to any conditional sale, title retention, consignment or similar arrangement, (d) for a lease classified as a capital or finance Lease in the Financial Statements or any obligation capitalized or required to be capitalized in accordance with GAAP, (e) for any letters of credit, bankers acceptances or other obligation by which such Person assured a creditor against loss, in each case, to the extent drawn upon or currently payable, (f) for earn-out or contingent Liabilities related to acquisitions or investments (assuming the maximum amount earned), including post-closing price true-ups, indemnifications and seller notes, (g) in respect of dividends or distributions declared payable but unpaid, (h) under derivative financial instruments, including hedges, currency and interest rate swaps and other similar Contracts, and (i) in the nature of guarantees of the obligations described in clauses (a) through (h) above. Notwithstanding anything to the contrary, “Indebtedness” of any Group Company shall (x) be measured on a consolidated basis and exclude any intercompany Indebtedness among the Group Companies which are wholly-owned, (y) exclude deferred revenue, and (z) exclude any items that constitute Company Expenses.

“Indemnification Agreement” has the meaning set forth in the Recitals.

“Insurance Policies” has the meaning set forth in Section 3.16.

“Intellectual Property” means rights in and to all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice) and invention disclosures, all improvements thereto and all patents, utility models and industrial designs and all applications for any of the foregoing, together with all reissuances, provisionals, continuations, continuations-in-part, divisions, extensions, renewals and reexaminations thereof, (b) all trademarks, service marks, certification marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, social media identifiers and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, and including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (c) all works of authorship, copyrightable works, copyrights and rights in databases, and applications, registrations and renewals in connection therewith, and all moral rights associated with any of the foregoing, (d) all mask works and all applications, registrations and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, algorithms, source code, data analytics, manufacturing and production processes and techniques, technical data and information, Databases and collections of data, designs, drawings, specifications and supplier lists, pricing and cost information and business and marketing plans and proposals) (collectively, “Trade Secrets”), (f) all Software, and (g) all other similar proprietary rights.

“Intended Tax Treatment” has the meaning set forth in the Recitals.

“Interested Party” means each of any Group Company’s directors, managers, officers or Affiliates (other than any Group Material Company).

“Internal Controls” has the meaning set forth in Section 3.4(c).

“IPO” has the meaning set forth in Section 11.9.

“IRS” has the meaning set forth in Section 3.15(a).

“IT Systems” means all computer hardware (including hardware, firmware, middleware, peripherals, communication equipment and links, storage media, networks, networking equipment, power supplies and any other components used in conjunction with the same), servers, data processing systems, data communication lines, routers, hubs, switches, Databases and all other information technology equipment, and related documentation, in each case, owned or controlled by, or otherwise provided under Contract to, the Company or any of its Affiliates and used in the operation of any of their respective businesses.

“JOBS Act” has the meaning set forth in Section 6.3(b).

“Katten” has the meaning set forth in Section 11.16(b)(i)

“Knowledge” (a) as used in the phrase “to the Knowledge of the Company” or phrases of similar import means the actual knowledge of Jun Ma, Jonathan Newton or Michael Beecher, including after reasonable due inquiry of each such person’s direct reports, and (b) as used in the phrase “to the Knowledge of the SPAC” or phrases of similar import means the actual knowledge of Vikas Desai or Merrick Friedman, including after reasonable due inquiry.

Annex A-10

“Latest Balance Sheet Date” means September 30, 2023.

“Laws” means all laws, common law, acts, statutes, constitutions, ordinances, codes, rules, regulations, rulings and Orders.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by any Group Material Company.

“Leases” means all leases, subleases, licenses, concessions and other Contracts pursuant to which any Group Material Company holds any Leased Real Property (along with all amendments, modifications and supplements thereto), but excluding all Permits.

“Letter of Transmittal” means the letter of transmittal, substantially in the form attached as Exhibit I hereto.

“Liability” or “Liabilities” means any and all debts, liabilities, guarantees, commitments or obligations, whether accrued or fixed, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or not accrued, direct or indirect, due or to become due or determined or determinable.

“Liens” means, with respect to any specified asset, any and all liens, mortgages, hypothecations, claims, encumbrances, options, pledges, licenses, rights of priority, easements, covenants, restrictions and security interests thereon.

“Lockup Agreement” has the meaning set forth in the Recitals.

“LOI” has the meaning set forth in Section 11.6.

“Lookback Date” means the date which is two (2) years prior to the Execution Date.

“Material Contract” has the meaning set forth in Section 3.9(b).

“Material Leases” has the meaning set forth in Section 3.7(a).

“Material Suppliers” means the top ten (10) suppliers of materials, products or services to the Group Companies, taken as a whole (measured by aggregate amount purchased by the Group Companies), during the twelve (12) months ended December 31, 2022; provided that any such supplier is excluded from such definition if such supplier provides less than five percent (5%) of the materials, products or services to the Group Companies, taken as a whole.

“Maximum Annual Premium” means an annual premium for the applicable insurance policy in excess of two hundred twenty-five percent (225%) of the aggregate annual premium payable by the SPAC or the Company, as applicable, for such insurance policy for the year ended 2023.

“Merger” has the meaning set forth in the Recitals.

“Merger Sub” has the meaning set forth in the Preamble.

“New Vaso Directors” shall mean those persons to be elected or appointed as directors of the SPAC as set forth in the Registration Statement/Proxy Statement.

“Non-Party Affiliate” has the meaning set forth in Section 11.14.

“OFAC” has the meaning set forth in the definition of “Sanctions”.

“Order” means any order, writ, judgment, injunction, temporary restraining order, stipulation, determination, decree or award entered by or with any Governmental Entity.

“Ordinary Course of Business” means, with respect to any Person, any action taken by such Person in the ordinary course of business of such Person consistent with past practice.

Annex A-11

“Ordinary Course Tax Sharing Agreement” means any written commercial agreement entered into in the Ordinary Course of Business of which the principal subject matter is not Tax, but which contains customary Tax indemnification provisions.

“OTCQX” means the OTCQX® Best Market operated by OTC Markets Group, Inc.

“Outside Date” has the meaning set forth in Section 10.1(c).

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any of the Group Companies.

“Party” and “Parties” have the meaning set forth in the Preamble.

“PCAOB” means the Public Company Accounting Oversight Board.

“Per Share Equity Value” means the quotient of (a) the Equity Value divided by (b) the Fully Diluted Shares Outstanding.

“Permits” has the meaning set forth in Section 3.17(b).

“Permitted Liens” means (a) easements, rights of way, restrictions, covenants, encroachments, minor defects or irregularities and other similar Liens of record affecting title to the underlying fee interest in the Leased Real Property or the applicable Group Company’s interests therein which do not materially impair the current use or occupancy of such Leased Real Property in the operation of the business of any of the Group Companies currently conducted thereon, (b) statutory Liens for Taxes, assessments or governmental charges or levies imposed with respect to property which are not yet due and payable or which are being contested in good faith through appropriate proceedings (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (c) Liens in favor of suppliers of goods for which payment is not yet due or delinquent (provided appropriate reserves required pursuant to GAAP have been made in respect thereof), (d) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s and carrier’s Liens arising or incurred in the Ordinary Course of Business for amounts which are not due and payable, (e) Liens arising under workers’ compensation Laws or similar legislation, unemployment insurance or similar Laws, (f) zoning, building codes and other land use Laws, in each case, promulgated by any Governmental Entity having jurisdiction over the Leased Real Property, which do not materially impair the applicable Group Company’s current use or occupancy of the Leased Real Property, (g) Securities Liens, or (h) those Liens set forth in Section 1.1 of the Company Disclosure Schedules.

“Person” means any natural person, sole proprietorship, partnership, joint venture, trust, unincorporated association, corporation, limited liability company, entity or Governmental Entity.

“Personal Information” means both (a) any information that is defined as “personal information”, “personal data” or similar terms under applicable Privacy Laws, and (b) any information that identifies or is reasonably capable of being associated with or could reasonably be linked, directly or indirectly, with a particular individual, household or device, including names, addresses, telephone numbers, personal health information, drivers’ license numbers and government-issued identification numbers.

“Pre-Closing Period” has the meaning set forth in Section 5.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through and including the Closing Date.

“Privacy Laws” means all applicable Laws pertaining to data protection, data privacy, data security and/or cybersecurity.

“Proceeding” means any action, claim, suit, charge, petition, litigation, complaint, investigation, audit, examination, assessment, notice of violation, citation, arbitration, mediation, inquiry or other proceeding at law or in equity (whether civil, criminal or administrative) by or before any Governmental Entity.

“Proprietary Software” means all Software owned or purported to be owned by any Group Company.

“Prospectus” has the meaning set forth in Section 11.9.

Annex A-12

“Put Option Agreement” has the meaning set forth in the Recitals.

“Registration Statement/Proxy Statement” has the meaning set forth in Section 6.9(c).

“Released Claims” has the meaning set forth in Section 11.9.

“Releasing Parties” has the meaning set forth in Section 11.9.

“Representatives” means, with respect to any Person, the officers, directors, managers, employees, representatives or agents (including investment bankers, financial advisors, attorneys, accountants, brokers, engineers and other advisors or consultants) of such Person, to the extent that such officer, director, manager, employee, representative or agent of such Person is acting in his or her capacity as an officer, director, manager, employee, representative or agent of such Person.

“Required SPAC Stockholder Voting Matters” means each of the SPAC Stockholder Voting Matters other than the matters set forth in clause (g) of the definition thereof.

“Requisite Approval Deadline” means April 15, 2024; provided that, if on such date the Parties continue to work in good faith to obtain from the SEC a declaration of the effectiveness of the Registration Statement/Proxy Statement, then such date shall automatically extend for a period of thirty (30) days.

“Requisite Company Stockholder Approval” means the requisite consent of the Company Stockholders under the DGCL and the Company Charter and the other Governing Documents of the Company to approve this Agreement and the Transactions, which shall require the affirmative vote of the holders of a majority of the outstanding Company Shares, voting together as a single class.

“Sanctioned Country” means any country or region that is the subject or target of a comprehensive embargo under Sanctions (including Cuba, Iran, North Korea, Venezuela, Syria and the Crimea region of Ukraine).

“Sanctioned Person” means any Person that is: (a) listed on any U.S. or non-U.S. Sanctions-related restricted party list, including OFAC’s Specially Designated Nationals and Blocked Persons List, the EU Consolidated List and HM Treasury’s Consolidated List of Persons Subject to Financial Sanctions, (b) in the aggregate, fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled, by a Person or Persons described in clause (a), or (c) organized, resident or located in a Sanctioned Country.

“Sanctions” means all Laws and Orders relating to economic or trade sanctions administered or enforced by the United States (including by the U.S. Department of Treasury Office of Foreign Assets Control (“OFAC”), the U.S. Department of State and the U.S. Department of Commerce), Canada, the United Kingdom, the United Nations Security Council or the European Union.

“Sarbanes-Oxley Act” has the meaning set forth in Section 3.25(a).

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Securities Liens” means Liens arising out of, under or in connection with (a) applicable federal, state and local securities Laws, and (b) restrictions on transfer, hypothecation or similar actions contained in any applicable Governing Documents.

“Security Breach” means a data security breach or breach of Personal Information under applicable Laws.

“Security Incident” means an actual or suspected likely breach of security, intrusion or denial of service or unauthorized entry, access, collection, use, processing, storage, sharing, distribution, transfer, disclosure or destruction of any IT Systems, Personal Information or any proprietary or confidential information.

“Sherman Act” means the Sherman Antitrust Act of 1890.

“Signing Form 8-K” has the meaning set forth in Section 6.9(b).

“Signing Press Release” has the meaning set forth in Section 6.9(b).

Annex A-13

“Software” means all computer software programs and Databases (and all derivative works, foreign language versions, enhancements, versions, releases, fixes, upgrades and updates thereto), whether in source code, object code or human readable form, and manuals, design notes, programmers’ notes and other documentation related to or associated with any of the foregoing.

“SPAC” has the meaning set forth in the Preamble.

“SPAC A&R Bylaws” has the meaning set forth in the Recitals.

“SPAC A&R CoI” has the meaning set forth in the Recitals.

“SPAC Auditor” means Marcum LLP.

“SPAC Auditor Comfort Letter” has the meaning set forth in Section 2.6(a).

“SPAC Balance Sheet” has the meaning set forth in Section 4.5(c).

“SPAC Board” means the board of directors of the SPAC.

“SPAC Bring-Down Certificate” has the meaning set forth in Section 9.3(c).

“SPAC Bylaws” has the meaning set forth in the Recitals.

“SPAC D&O Provisions” has the meaning set forth in Section 6.12(a).

“SPAC Disclosure Schedules” means the Disclosure Schedules delivered by the SPAC to the Company concurrently with the execution and delivery of this Agreement.

“SPAC Expenses” means, as of any determination time (unless otherwise provided in this definition), the aggregate amount of all fees, expenses, commissions or other amounts incurred by or on behalf of, and that are due and payable or accrued (and not otherwise expressly allocated to the Company or any Company Stockholder pursuant to the terms of this Agreement (other than Section 6.11) or any Ancillary Agreement) by a SPAC Party, including (a) (w) income tax payable (measured as of Closing, and not thereafter), (x) excise taxes that (1) become actually due and payable, if any, upon the redemption of the SPAC Shares in conjunction with the Merger and (2) are actually due and payable, in each case as evidenced by (i) a written IRS assessment not solicited by any Party or any Affiliate thereof, (ii) the written agreement of the Sponsor, (iii) an order of a court of competent jurisdiction, or (iv) the Company’s outside independent accountant makes a written good faith determination that such excise taxes are actually due and payable, (y) franchise tax payable (measured as of Closing, and not thereafter) and (z) notes payable, (b) the fees and expenses of outside legal counsel, experts, accountants, advisors, brokers, investment bankers, consultants, transfer agents, proxy solicitors, placement agents or other agents or service providers of any SPAC Party, (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any SPAC Party pursuant to this Agreement or any Ancillary Agreement, and (d) any Working Capital Loans and/or promissory notes issued by the Sponsor to the SPAC. Notwithstanding the foregoing or anything to the contrary herein, “SPAC Expenses” shall not include any Company Expenses.

“SPAC Governing Documents” means the Existing SPAC Charter and the SPAC Bylaws, in each case, as amended, amended and restated, modified or supplemented from time to time.

“SPAC Indemnified Persons” has the meaning set forth in Section 6.12(a).

“SPAC Material Adverse Effect” means any change, effect, event, circumstance, occurrence, state of facts or development that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect upon (a) the business, prospects, results of operations or financial condition of the SPAC Parties, taken as a whole, or (b) the ability of the SPAC Parties, taken as a whole, to perform their respective obligations hereunder and to consummate the Transactions; provided, however, that, with respect to the foregoing clause (a), none of the following will constitute a “SPAC Material Adverse Effect”, or will be considered in determining whether a “SPAC Material Adverse Effect” has occurred: (i) changes that are generally applicable to the industries or markets in which the SPAC Parties operate; (ii) changes in Law or GAAP or the interpretation thereof, in each case, effected after the Execution Date; (iii) any failure of any SPAC Party to achieve any projected periodic revenue or earnings projection, forecast or budget prior to the Closing (it being understood and agreed that the underlying event, circumstance or state of facts giving rise to such failure may be taken into account in determining whether a

Annex A-14

“SPAC Material Adverse Effect” has occurred, but only to the extent otherwise permitted to be taken into account); (iv) changes that are the result of economic factors affecting the national, regional or world economy or financial markets; (v) any earthquake, hurricane, tsunami, tornado, flood, mudslide, wildfire or other natural disaster or act of God, including the COVID-19 pandemic; (vi) any national or international political conditions in any jurisdiction in which the SPAC Parties conduct business; (vii) the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any United States territories, possessions or diplomatic or consular offices or upon any United States military installation, equipment or personnel; (viii) any consequences arising from any action by a Party that is expressly required by the terms hereof, or (ix) epidemics, pandemics, disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization or the Health and Human Services Secretary of the United States), or any Law or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization or industry group providing for business closures or “sheltering-in-place” or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19); provided, however, that any event, circumstance or state of facts resulting from a matter described in any of the foregoing clauses (i), (ii), (iv), (v), (vi), (vii) and (ix) may be taken into account in determining whether a “SPAC Material Adverse Effect” has occurred to the extent such event, circumstance or state of facts has a disproportionate effect on the SPAC Parties, taken as a whole, relative to other comparable entities operating in the industries or markets in which the SPAC Parties operate.

“SPAC Material Contracts” has the meaning set forth in Section 4.19.

“SPAC New Shares” means, at all times at or after the Effective Time, shares of the SPAC’s Class A Common Stock, par value $0.0001 per share, issued and outstanding pursuant to the SPAC’s Governing Documents.

“SPAC Parties” has the meaning set forth in the Preamble.

“SPAC Parties Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization; Authority; Enforceability), Section 4.4 (Brokerage) and Section 4.9 (SPAC Capitalization).

“SPAC Post-Closing Representation” has the meaning set forth in Section 11.16(b)(i).

“SPAC Public Securities” means the issued and outstanding SPAC Shares and SPAC Warrants.

“SPAC Record Date” has the meaning set forth in Section 6.9(c).

“SPAC Required Vote” means the affirmative vote of the holders of the requisite number of SPAC Shares entitled to vote thereon at the SPAC Special Meeting (or any adjournment thereof), in accordance with the SPAC Governing Documents, applicable Law and the requirements of the Stock Exchange.

“SPAC SEC Documents” means all forms, reports, schedules, statements and other documents filed or furnished, or required to be filed or furnished, by the SPAC with the SEC pursuant to the Securities Act or the Exchange Act, as applicable, together with any amendments, restatements, supplements, exhibits and schedules thereto and other information incorporated therein.

“SPAC Share Redemption” means the election of an eligible holder of SPAC Shares (as determined in accordance with the applicable SPAC Governing Documents and the Trust Agreement) to redeem all or a portion of such holder’s SPAC Shares, at the per-share price, payable in cash, equal to such holder’s pro rata share of the Trust Account (as determined in accordance with the SPAC Governing Documents and the Trust Agreement) in connection with the SPAC Special Meeting.

“SPAC Share Value” means $10.00.

“SPAC Shares” means, at all times prior to the Effective Time, shares of the SPAC’s common stock, par value $0.0001 per share, issued and outstanding pursuant to the terms of the SPAC Governing Documents.

“SPAC Special Meeting” means an extraordinary general meeting of the holders of SPAC Shares to be held for the purpose of voting on whether to approve the SPAC Stockholder Voting Matters.

Annex A-15

“SPAC Stockholder Voting Matters” means, collectively, proposals to approve (a) this Agreement and the Transactions, (b) the issuance of SPAC Shares or SPAC New Shares, including any SPAC Shares or SPAC New Shares to be issued in connection with the Transactions, as may be required under the Stock Exchange’s listing requirements, (c) the amendment and restatement of the Existing SPAC Charter in the form of the SPAC A&R CoI, (d) the 2024 Omnibus Incentive Plan, (e) the election or appointment of the New Vaso Directors to the SPAC Board, (f) any other proposals as the SEC or the Stock Exchange (or any staff member thereof) may indicate are necessary in its comments to the Registration Statement/Proxy Statement or correspondence related thereto, and (g) a proposal for the adjournment of the SPAC Special Meeting, if necessary, to permit further solicitation of proxies (i) because a quorum for the SPAC Special Meeting has not been established, (ii) because there are not sufficient votes to approve and adopt any of the foregoing, or (iii) to seek to limit or reverse any redemptions of SPAC Shares.

“SPAC Stockholders” means the holders of SPAC Shares.

“SPAC Tail Policy” has the meaning set forth in Section 6.12(c).

“SPAC Warrants” means, as then issued and outstanding, warrants entitling the holder thereof to purchase three quarters of one (1) SPAC Share at a price of $11.50 per share (subject to adjustment as described in the Warrant Agreement), issued pursuant to the Warrant Agreement.

“Sponsor” has the meaning set forth in the Recitals.

“Sponsor Group” has the meaning set forth in Section 11.16(b)(i).

“Sponsor Letter Agreement” has the meaning set forth in the Recitals.

“Stock Exchange” means The Nasdaq Global Market LLC (including any of the tiers thereof).

“Stock Exchange Listing Application” has the meaning set forth in Section 6.4.

“Straddle Period” means any taxable period that begins on or before (but does not end on) the Closing Date.

“Subsidiaries” of any Person means any corporation, association, partnership, limited liability company, joint venture or other business entity of which more than fifty percent (50%) of the voting power or equity is owned or controlled, directly or indirectly, by such Person or one (1) or more of the direct or indirect subsidiaries of such Person or a combination thereof.

“Surviving Company” has the meaning set forth in Section 2.1(a).

“Surviving Company Share” has the meaning set forth in Section 2.1(g).

“Tax” or “Taxes” means (a) all net or gross income, net or gross receipts, net or gross proceeds, payroll, employment, excise, severance, stamp, occupation, windfall or excess profits, profits, customs, capital stock, withholding, social security, unemployment, disability, real property, personal property (tangible and intangible), unclaimed property, escheat, sales, use, transfer, value added, alternative or add-on minimum, capital gains, user, leasing, lease, natural resources, ad valorem, franchise, gaming license, capital, estimated, goods and services, fuel, interest equalization, registration, recording, premium, environmental or other taxes, assessments, duties or similar charges, including all interest, penalties and additions imposed with respect to (or in lieu of) any of the foregoing, imposed by (or otherwise payable to) any Governmental Entity, and, in each case, whether disputed or not, (b) any Liability for, or in respect of the payment of, any amount of a type described in clause (a) of this definition as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of any Law) or being a member of an affiliated, combined, consolidated, unitary, aggregate or other group for Tax purposes, and (c) any Liability for, or in respect of the payment of, any amount described in clause (a) or (b) of this definition as a transferee or successor, by Contract, by operation of Law or otherwise.

“Tax Returns” means returns, declarations, reports, claims for refund, information returns, elections, disclosures, statements or other documents (including any related or supporting schedules, attachments, statements or information, and including any amendments thereof) filed or required to be filed with a Governmental Entity in connection with, or relating to, Taxes.

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“Tax Sharing Agreement” means any agreement or arrangement (including any provision of a Contract) pursuant to which any Group Company is or may be obligated to indemnify any Person for, or otherwise pay, any Tax of or imposed on another Person, or indemnify any other Person for, or pay over to any other Person, any amount determined by reference to actual or deemed Tax benefits, Tax assets or Tax savings.

“Taxing Authority” means any Governmental Entity having jurisdiction over the assessment, determination, collection, administration or imposition of any Tax.

“Termination Fee” has the meaning set forth in Section 10.2.

“Trade Controls” has the meaning set forth in Section 3.21(a).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Transaction Share Consideration” means an aggregate number of SPAC New Shares equal to (a) the Equity Value divided by (b) the SPAC Share Value.

“Transactions” means the transactions contemplated by this Agreement and the Ancillary Agreements, including the Merger.

“Transfer Taxes” means all transfer, documentary, sales, use, value added, goods and services, stamp, registration, notarial fees and other similar Taxes and fees incurred in connection with the Transactions.

“Treasury Regulations” means the U.S. Treasury Regulations promulgated under the Code.

“Trust Account” means the trust account established pursuant to the Trust Agreement.

“Trust Agreement” means that certain Second Amended and Restated Investment Management Trust Agreement, dated of July 12, 2023, by and between the SPAC and Continental Stock Transfer & Trust Company, as amended, amended and restated, modified or supplemented from time to time.

“Trust Amount” has the meaning set forth in Section 4.11.

“Trustee” means Continental Stock Transfer & Trust Company, acting as trustee of the Trust Account.

“Unaudited Balance Sheet” has the meaning set forth in Section 3.4(a)(ii).

“Unaudited Financial Statements” has the meaning set forth in Section 3.4(a)(ii).

“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing or as of the termination of this Agreement in accordance with its terms, as applicable.

“Unpaid SPAC Expenses” means the SPAC Expenses that are unpaid as of immediately prior to the Closing or as of the termination of this Agreement in accordance with its terms, as applicable.

“Vaso Auditor” means UHY, LLP.

“Vaso Auditor Comfort Letter” has the meaning set forth in Section 2.6(b). “Waiving Parties” has the meaning set forth in Section 11.16(a)(i).

“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988 or any similar or related Law.

“Warrant Agreement” means that certain Warrant Agreement, dated as of October 14, 2021, entered into between the SPAC and Continental Stock Transfer & Trust Company, as warrant agent, as amended, amended and restated, modified or supplemented from time to time.

“Working Capital Loans” means any loan made to the SPAC by any of the Sponsor, an Affiliate of the Sponsor or any of the SPAC’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with the operation of the SPAC in the Ordinary Course of Business.

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ARTICLE II

THE MERGER; CLOSING

Section 2.1 Merger.

(a) On the Closing Date, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Company”) and shall become a wholly-owned Subsidiary of the SPAC.

(b) On the Closing Date, upon the terms and subject to the conditions of this Agreement, the Parties shall cause the Merger to be consummated by filing a certificate of merger with the Secretary of State of the State of Delaware executed in accordance with, and in such form as is required by, the relevant provisions of the DGCL and mutually agreed by the Parties (the “Certificate of Merger”), and shall make all other filings, recordings or publications required under the DGCL in connection with the Merger. The Merger shall become effective at the time that the properly executed and certified copy of the Certificate of Merger is filed with the Secretary of State of the State of Delaware or, to the extent permitted by applicable Law, at such other time as is agreed to in writing by the Parties prior to the filing of such Certificate of Merger and specified in such Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

(c) The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Company, in each case, in accordance with the DGCL.

(d) At the Effective Time, the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit J attached hereto, and, as so amended, such amended and restated certificate of incorporation shall be the certificate of incorporation of the Surviving Company until thereafter changed or amended as provided therein or by applicable Law.

(e) At the Closing, the SPAC shall (a) subject to obtaining the SPAC Required Vote with respect to the Required SPAC Stockholder Voting Matters, amend and restate the Existing SPAC Charter in the form attached hereto as Exhibit C, and (b) amend and restate the SPAC Bylaws in the form attached hereto as Exhibit D.

(f) At the Effective Time, the Parties shall cause the officers of the Company and the SPAC immediately following the Effective Time to be comprised of the individuals set forth as officers on Exhibit G to this Agreement, each to hold office in accordance with the Governing Documents of the Company or the SPAC, as applicable; provided that the Company may, with the prior written consent of the SPAC (such consent, with respect to changes to the Company’s officers, not to be unreasonably withheld, conditioned or delayed), at any time prior to the declaration of the effectiveness of the Registration Statement/Proxy Statement by the SEC, and solely to the extent the same does not result in the SPAC not meeting the listing requirements of the Stock Exchange, update Exhibit G to (i) remove and/or replace any officers of the Company and/or the SPAC, and (ii) appoint additional officers of the Company and/or the SPAC.

(g) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.01, of the Surviving Company (each such share, a “Surviving Company Share”).

(h) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share (excluding any Dissenting Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(i)) issued and outstanding as of immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted, based on the Exchange Ratio, into the right to receive

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the number of SPAC New Shares set forth on the Allocation Schedule. From and after the Effective Time, each Company Stockholder’s certificates, if any, evidencing ownership of the Company Shares issued and outstanding immediately prior to the Effective Time (the “Certificates”) shall each cease to have any rights with respect to such Company Shares except as otherwise expressly provided for herein or under applicable Law.

(i) At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each Company Share held immediately prior to the Effective Time by the Company as treasury stock shall be automatically cancelled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2 Closing. The closing of the Transactions (the “Closing”) shall take place electronically by exchange of signature pages by email or other electronic transmission at 9:00 a.m. Eastern Time on (a) the third (3rd) Business Day after the conditions set forth in Article IX have been satisfied, or, if permissible, waived by the Party entitled to the benefit of the same (other than those conditions which, by their respective terms, are required to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or (b) such other date and time as the Parties mutually agree in writing (the date upon which the Closing occurs, the “Closing Date”).

Section 2.3 Allocation Schedule.

(a) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the SPAC an allocation schedule (the “Allocation Schedule”) setting forth:

(i) (A) the number of Company Shares held by each Company Stockholder, and (B) the number and type of Equity Interests of the Company that are subject to a Company Restricted Share Award (and the holder and whether each such Equity Interest will be vested or unvested as of immediately prior to the Effective Time);

(ii) (A) the Exchange Ratio, and (B) the portion of the Transaction Share Consideration (specifying the number of the SPAC New Shares) allocated to each Company Share pursuant to Section 2.1(h) based on the Exchange Ratio (including, for the avoidance of doubt, the number of the SPAC New Shares that would be allocated to any such Company Shares pursuant to Section 2.1(h) but for such Company Shares being Dissenting Shares), as well as, in the case of each of clauses (A) through (B), reasonably detailed calculations with respect to the components and subcomponents thereof (including any exchange (or similar) ratio on which such calculations are based);

(iii) each Company Stockholder that is a Dissenting Stockholder and the number of Company Shares held by such Company Stockholder that are Dissenting Shares; and

(iv) a certification, duly executed by an authorized officer of the Company, that the information and calculations delivered pursuant to clauses (i), (ii) and (iii) of this Section 2.3(a) are, and will be as of immediately prior to the Effective Time, (A) true and correct in all respects, (B) in accordance with the applicable provisions of this Agreement, the Governing Documents of the Company and applicable Laws, and (C) in the case of the Company Restricted Share Awards, in accordance with the applicable Company Equity Plan and any applicable grant or similar agreement (or other documentation evidencing such grant) with respect thereto.

(b) No later than the date thirty (30) days following the Execution Date, the Company shall deliver to the SPAC an illustrative Allocation Schedule (the “Illustrative Allocation Schedule”) prepared by the Company as if the Closing occurred as of the date of this Agreement and, without limiting any other covenants, agreements, representations or warranties of the Company under this Agreement or any Ancillary Agreement, or of any Company Equityholder under any Ancillary Agreement, or the rights or remedies of any SPAC Party or the Sponsor with respect thereto, the Allocation Schedule will be substantially in the form of the Illustrative Allocation Schedule and will take into account any changes to the Company’s capitalization between the date of this Agreement and the date of delivery of the Allocation Schedule to the SPAC pursuant to Section 2.3(a). The Company will review and consider in good faith any comments to the Allocation Schedule provided by the SPAC or any of its Representatives and the Company and the SPAC, acting in good faith, shall mutually agree on the contents of the Allocation Schedule.

(c) Notwithstanding the foregoing or anything to the contrary herein, (i) all Company Shares held by any Company Equityholder shall be aggregated, and the Exchange Ratio shall be applied to that aggregate number of shares held by such Company Equityholder, and not on a share-by-share basis, (ii) the aggregate number of the SPAC New Shares that each Company Equityholder will have a right to receive or to which his, her or its Company

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Restricted Share Award (if any) will become subject, as applicable, under this Agreement will be rounded up to the nearest whole share, (iii) in no event shall the aggregate number of the SPAC New Shares set forth on the Allocation Schedule that are allocated in respect of the Equity Interests of the Company (or, for the avoidance of doubt, the Company Equityholders), exceed (A) the Transaction Share Consideration, minus (B) the SPAC New Shares that would be allocated to Company Shares pursuant to Section 2.1(h) but for such Company Shares being Dissenting Shares (it being further understood and agreed, for the avoidance of doubt, that in no event shall any SPAC New Shares described in this clause (B) be allocated to any other Company Equityholder and shall instead not be allocated at the Closing or otherwise, except solely in the circumstances described in Section 2.7), (iv) the SPAC Parties and the Exchange Agent will be entitled to rely upon the Allocation Schedule for purposes of allocating the transaction consideration to the Company Equityholders under this Agreement or under the Exchange Agent Agreement, as applicable, and (v) upon delivery, payment and issuance of the Transaction Share Consideration on the Closing Date to the Exchange Agent, the SPAC and its respective Affiliates shall be deemed to have satisfied all obligations with respect to the payment of consideration under this Agreement (including with respect to the Transaction Share Consideration), and none of them shall have (I) any further obligations to the Company, any Company Equityholder or any other Person with respect to the payment of any consideration under this Agreement (including with respect to the Transaction Share Consideration), or (II) any Liability with respect to the allocation of the consideration under this Agreement, and the Company (on behalf of itself and the Company Equityholders) hereby irrevocably waives and releases the SPAC and its Affiliates (and, on and after the Closing, the Company and its Affiliates) from any and all claims arising out of or resulting from or related to such Allocation Schedule and the allocation of the Transaction Share Consideration, as the case may be, among each Company Equityholder as set forth in such Allocation Schedule. For the avoidance of doubt, immediately after the Effective Time, no shares of the SPAC’s Class B Common Stock (as defined in the SPAC A&R CoI) shall be issued or outstanding.

Section 2.4 Treatment of Company Restricted Share Awards(a).

(a) At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to, in the case of the Company, Section 2.4(c)), each Company Restricted Share Award outstanding immediately prior to the Effective Time shall automatically and without any action on the part of the holder thereof, automatically vest in full and shall be converted into the right to receive the number of SPAC New Shares in accordance with Section 2.3 corresponding to the applicable portion of such Company Restricted Share Awards that vest pursuant to this Section 2.4(a).

(b) At the Effective Time, no new awards will be granted under any Company Equity Plans, and each of the Company Equity Plans shall be terminated by the Company without any further obligations or Liabilities to the Company or any of its Affiliates (including, for the avoidance of doubt, the SPAC).

(c) Prior to the Closing, the Company shall take, or cause to be taken, all reasonably necessary or appropriate actions (including adopting resolutions by the Company Board or a committee thereof) under the applicable Company Equity Plans, or other applicable instruments under the underlying grant, award, warrant or similar agreement and otherwise, in each case, to give effect to the provisions of this Section 2.4. Prior to such adoption, the Company will provide the SPAC with drafts of, and a reasonable opportunity to comment on, all such resolutions.

(d) Notwithstanding anything to the contrary herein, no fractional SPAC New Shares shall be issued in the Merger. In the event any Company Equityholder would otherwise be entitled to receive a fraction of a SPAC New Share (after aggregating all fractional SPAC New Shares issuable to such holder), such fractional share shall be rounded up to the next whole share. The Parties acknowledge and agree that any such adjustment to the nearest whole share was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to the SPAC that would otherwise be caused by the issuance of fractional shares.

Section 2.5 Exchange Procedures.

(a) At least twenty-five (25) Business Days prior to the anticipated Closing Date, the SPAC shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its Affiliates) shall be deemed to be acceptable to the Company) and enter into an exchange agent agreement with the Exchange Agent (the “Exchange Agent Agreement”) for the purpose of exchanging Certificates, if any, representing the Company Shares and Company Restricted Share Awards and each Company Share or Company Restricted Share

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Award, as applicable, held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Transaction Share Consideration issuable in respect of such Company Shares or Company Restricted Share Awards, as applicable, pursuant to Section 2.1(h) and on the terms and subject to the other conditions set forth in this Agreement. The Company, including through its transfer agent, shall reasonably cooperate with the SPAC and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement (including, if necessary or advisable, as determined in good faith by the SPAC, by also entering into the Exchange Agent Agreement in the form agreed to by the SPAC and the Exchange Agent) and the covenants and agreements in this Section 2.5 (including the provision of any information and/or documentation otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby). At least twenty-one (21) Business Days prior to the anticipated Closing Date, to the extent required by the Exchange Agent Agreement, the SPAC shall provide its transfer agent with (i) a list of the names, addresses, share amounts and certificate detail of holders of SPAC Shares or SPAC New Shares of record as of the applicable record date, (ii) the Company Equityholder list to the extent provided to the SPAC by the Company or the Company’s transfer agent, and (iii) totals of the amounts of SPAC Shares and SPAC New Shares to be outstanding immediately following the Closing. At least ten (10) Business Days prior to the anticipated Closing Date, the Company shall provide the Exchange Agent with (x) a legal opinion of the Company’s counsel, in form and substance reasonably acceptable to the Exchange Agent, regarding the issuance of the Transaction Share Consideration in exchange for the Company Shares and the Company Restricted Stock Awards, as applicable, and (y) written instructions containing (A) a schedule of the Company Equityholders and the corresponding amount of SPAC New Shares to be received by such Company Equityholders, (B) any restrictions that will apply to such SPAC New Shares, and (C) a summary outline of the Transaction Share Consideration to be received by each Company Equityholder and SPAC Stockholder.

(b) At least twenty (20) Business Days prior to the anticipated Closing Date, the Company shall mail or otherwise deliver or cause to be delivered (including through the Exchange Agent), or shall cause to be mailed or otherwise delivered, to each of the Company Equityholders holding any or all of their Company Shares or Company Restricted Share Awards, as applicable, in certificated form, a Letter of Transmittal.

(c) At the Effective Time, the SPAC shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Equityholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of SPAC New Shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(h) in exchange for the Company Shares and Company Restricted Share Awards, as applicable, outstanding immediately prior to the Effective Time. All shares in book-entry form representing the portion of the Transaction Share Consideration issuable pursuant to Section 2.1(h) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.

(d) Each Company Equityholder whose Company Shares or Company Restricted Share Awards, as applicable, have been converted into the right to receive a portion of the Transaction Share Consideration pursuant to Section 2.1(h) shall be entitled to receive the portion of the Transaction Share Consideration to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender by such applicable Company Equityholders holding any or all of their Company Shares or Company Restricted Share Awards, as applicable, in certificated form, a Certificate (or such information and/or documentation as may be required by the Letter of Transmittal or the Exchange Agent in the case of a lost, stolen or destroyed Certificate), together with the delivery of a properly completed and duly executed (and, if applicable, duly endorsed) Letter of Transmittal (including, for the avoidance of doubt, any other documents or agreements required by the Letter of Transmittal or the Exchange Agent), to the Exchange Agent, or (ii) delivery by the Company (including through or by its transfer agent) of instructions regarding the transfer of the Company Shares and Company Restricted Share Awards, as applicable, held in book-entry form to the Exchange Agent, which delivery of Company Shares or Company Restricted Share Awards, as applicable, solely held in book-entry form shall be considered a “transfer agent’s message.”

(e) If a properly completed and duly executed (and, if applicable, duly endorsed) Letter of Transmittal, together with any Certificates (or such information and/or documentation as may be required by the Letter of Transmittal or the Exchange Agent in the case of a lost, stolen or destroyed Certificate) and any other documents or agreements required by the Letter of Transmittal, and a “transfer agent’s message”, as applicable, is delivered to the Exchange Agent in accordance with Section 2.5(d) and received by the Exchange Agent (i) at least three (3) Business Days prior to the Closing Date, then the SPAC and the Company (including through the Exchange Agent) shall take all actions necessary to cause the applicable portion of the Transaction Share Consideration to be issued

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to the applicable Company Equityholder in book-entry form on the Closing Date, or (ii) two (2) Business Days prior to the Closing Date or later, then the SPAC and the Company (including through the Exchange Agent) shall take all actions necessary to cause the applicable portion of the Transaction Share Consideration to be issued to the applicable Company Equityholder in book-entry form within three (3) Business Days after such delivery.

(f) If any portion of the Transaction Share Consideration is to be issued to a Person other than the Company Equityholder in whose name the surrendered (or lost, stolen or destroyed, as applicable) Certificate or the transferred Company Share or Company Restricted Share Award, as applicable, in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of the Transaction Share Consideration that, in addition to any other requirements of the Exchange Agent and/or the other requirements set forth in the Letter of Transmittal or the Exchange Agent Agreement, (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer reasonably acceptable to the Exchange Agent or such Company Share or Company Restricted Share Award, as applicable, in book-entry form shall be properly transferred via the Exchange Agent, and (ii) the Person requesting such consideration shall pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Share or Company Restricted Share Award, as applicable, in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.

(g) No interest will be paid or accrued on the Transaction Share Consideration (or any portion thereof). From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each Company Share and each Company Restricted Share Award, as applicable (excluding any Dissenting Shares and the Company Shares cancelled and extinguished pursuant to Section 2.1(i)), shall solely represent the right to receive a portion of the Transaction Share Consideration which such Company Share or Company Restricted Share Award, as applicable, is entitled to receive pursuant to Section 2.1(h).

(h) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Shares or Company Restricted Share Awards, as applicable, that were outstanding immediately prior to the Effective Time.

(i) Any portion of the Exchange Fund that remains unclaimed by the Company Equityholders twelve (12) months following the Closing Date shall be delivered to the SPAC or as otherwise instructed by the SPAC, and any Company Equityholder who has not exchanged his, her or its Company Shares and Company Restricted Share Awards, as applicable, for the applicable portion of the Transaction Share Consideration in accordance with this Section 2.5 prior to that time shall thereafter look only to the SPAC for the issuance of the applicable portion of the Transaction Share Consideration, without any interest thereon. None of the SPAC, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat or similar Law. Any portion of the Transaction Share Consideration remaining unclaimed by the Company Equityholders immediately prior to such time when such property would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the SPAC, free and clear of any claims or interest of any Person previously entitled thereto.

Section 2.6 Deliveries and Actions at Closing.

(a) At or prior to the Closing, the SPAC shall deliver, or shall cause to be delivered, the following to the Company:

(i) the SPAC Bring-Down Certificate;

(ii) the Certificate of Merger, duly executed by Merger Sub, which shall have been filed in accordance with the terms hereof;

(iii) the SPAC A&R CoI, duly executed by the SPAC and as filed with the Secretary of State of the State of Delaware, and the SPAC A&R Bylaws, which shall have been duly adopted by the SPAC Board;

(iv) a copy of the Amended and Restated Registration Rights Agreement, duly executed by the SPAC and the stockholders of the SPAC that are party thereto;

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(v) a copy of the Lockup Agreement, duly executed by the SPAC and the stockholders of the SPAC that are party thereto;

(vi) a copy of each Indemnification Agreement, duly executed by the SPAC;

(vii) written resignations of all of the directors and officers of the SPAC;

(viii) a copy of the Sponsor Letter Agreement, duly executed by the Sponsor, the SPAC and each other party thereto (other than the Company);

(ix) a copy of the Put Option Agreement, duly executed by the SPAC and the Sponsor;

(x) certificates of the Secretary of State of the State of Delaware, dated as of a date not more than five (5) Business Days prior to the Closing Date, certifying as to the good standing of each of the SPAC and Merger Sub;

(xi) a comfort letter, dated as of the date the Registration Statement/Proxy Statement is declared effective by the SEC and addressed to the Company, by the SPAC Auditor concerning the financial statements of the SPAC and certain other financial information included in the Registration Statement/Proxy Statement, in form and substance reasonably satisfactory to the Company (the “SPAC Auditor Comfort Letter”), and a letter, dated as of the date of the Company Special Meeting, to the effect that the SPAC Auditor reaffirms the statements made in the SPAC Auditor Comfort Letter, in form and substance reasonably satisfactory to the Company;

(xii) a legal opinion, dated as of each Delivery Date and addressed to the Company, by Katten, legal counsel for the SPAC, in form and substance reasonably satisfactory to the Company;

(xiii) and to the Trustee, the documents, opinions and notices contemplated by the Trust Agreement to be delivered to the Trustee in connection with the consummation of a business combination; and

(xiv) evidence that is reasonably satisfactory to the Company (which reasonably satisfactory evidence may include (x) one or more assignment agreements, duly executed by the applicable SPAC creditor, vendor or claimant, the SPAC, as assignor, and the applicable assignee, pursuant to which the Liabilities of the SPAC owed to such creditor, vendor or claimant are assigned to such assignee, and/or (y) other documentation reflecting the settlement or other satisfaction of amounts owed to one or more of the SPAC’s creditors, vendors or claimants) that the Unpaid SPAC Expenses do not exceed $4,500,000 at the Effective Time.

(b) At or prior to the Closing, the Company shall deliver, or shall cause to be delivered, the following to the SPAC:

(i) the Company Bring-Down Certificate;

(ii) a properly executed certification that the Company Shares are not “U.S. real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS, and proof reasonably satisfactory to the SPAC that the Company has provided notice of such certification to the IRS in accordance with the provisions of Section 1.897-2(h)(2) of the Treasury Regulations, dated as of the Closing Date, signed by an officer of the Company;

(iii) a certificate, dated as of the Closing Date, signed by the Secretary of the Company, certifying as to (A) the Company’s and each Company Material Subsidiary’s Governing Documents and the incumbency of the Company’s officers executing this Agreement and each Ancillary Agreement to which it is or will be a party, and (B) the resolutions of the Company Board authorizing the execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement to which it is or will be a party;

(iv) a certificate of the secretary of state (or other applicable office) in which the Company and each of the Company Material Subsidiaries is organized and qualified to do business, dated as of a date not more than five (5) Business Days prior to the Closing Date, certifying as to the good standing and non-delinquent Tax status of the Company and each such Company Material Subsidiary in such jurisdiction;

(v) a copy of the Put Option Agreement, duly executed by the Company;

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(vi) a copy of the Lockup Agreement, duly executed by the Company and the stockholders of the Company that are party thereto;

(vii) a comfort letter, dated as of the date the Registration Statement/Proxy Statement is declared effective by the SEC and addressed to the SPAC and the Sponsor, by the Vaso Auditor concerning the financial statements of the Company and certain other financial information included in the Registration Statement/Proxy Statement, in form and substance reasonably satisfactory to the SPAC and the Sponsor (the “Vaso Auditor Comfort Letter”), and a letter, dated as of the date of the SPAC Special Meeting, to the effect that the Vaso Auditor reaffirms the statements made in the Vaso Auditor Comfort Letter, in form and substance reasonably satisfactory to the SPAC and the Sponsor;

(viii) a legal opinion and negative assurance letter(s), dated as of each Delivery Date and addressed to the SPAC, by Company Counsel, legal counsel to the Company, in form and substance reasonably satisfactory to the SPAC and the Sponsor; (ix) a copy of the Sponsor Letter Agreement, duly executed by the Company; and

(x) a copy of the Amended and Restated Registration Rights Agreement, duly executed by the Company Stockholders party thereto and the directors and/or officers of the Company party thereto.

Section 2.7 Dissenting Stockholders. Notwithstanding anything to the contrary herein, any Company Share for which any Company Stockholder (such Company Stockholder, a “Dissenting Stockholder”) (a) has not voted in favor of the Merger or consented to it in writing, and (b) has demanded the appraisal of such Company Share in accordance with, and has complied in all respects with, Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion of Transaction Share Consideration pursuant to Section 2.1(h). From and after the Effective Time, (i) the Dissenting Shares shall be cancelled and extinguished and shall cease to exist and (ii) the Dissenting Stockholders shall be entitled only to such rights as may be granted to them under Section 262 of the DGCL and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Company or any of its Affiliates (including the SPAC); provided, however, that if any Dissenting Stockholder effectively withdraws or loses such appraisal rights (through failure to perfect such appraisal rights or otherwise), then the Company Shares held by such Dissenting Stockholder (A) shall no longer be deemed to be Dissenting Shares, and (B) shall be treated as if they had been converted automatically at the Effective Time into the right to receive the applicable portion of the Transaction Share Consideration pursuant to Section 2.1(h). Each Dissenting Stockholder who becomes entitled to payment for his, her or its Dissenting Shares pursuant to the DGCL shall receive such payment from the Company in accordance with the DGCL. The Company shall give the SPAC prompt notice of any written demands for appraisal of any Company Share, attempted withdrawals of such demands and any other documents or instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal in accordance with the provisions of Section 262 of the DGCL, and the SPAC shall have the opportunity to participate in all negotiations and proceedings with respect to all such demands. The Company shall not, except with the prior written consent of the SPAC (prior to the Closing) (such consent not to be unreasonably withheld, conditioned or delayed), make any payment or deliver any consideration (including Company Shares or SPAC New Shares) with respect to, settle or offer or agree to settle, any such demands.

Section 2.8 Withholding. The SPAC, the Company, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law; provided that any amounts payable to any service provider of the Company that are compensatory in nature, including in respect of Company Restricted Share Awards, as applicable, shall be subject to payroll tax withholding by the Surviving Company and can be effectuated by net share withholding in proportion to the applicable amount of SPAC New Shares payable to the holder of such Company Restricted Share Awards. To the extent that amounts are so withheld and remitted to the applicable Governmental Entity in accordance with applicable Tax Law, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made. The Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

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Section 2.9 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is reasonably necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Merger Sub and the Company, respectively, the then-current officers and directors of the Surviving Company and the SPAC are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such action, so long as such action is lawful and necessary and not inconsistent with this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE GROUP COMPANIES

As an inducement to the SPAC Parties to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the Company Disclosure Schedules or as disclosed in the Company SEC Reports that were publicly available at least two (2) Business Days (x) prior to the Execution Date, for representations and warranties made on the Execution Date, and (y) prior to the Closing Date, for representations and warranties made on the Closing Date, in each case excluding disclosures referred to in “Forward-Looking Statements” and “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, the Company represents and warrants to the SPAC Parties as follows as of the Execution Date and as of the Closing Date (except as to any representations and warranties that specifically relate to an earlier date, in which case, such representations and warranties were true and correct as of such earlier date):

Section 3.1 Organization; Authority; Enforceability.

(a) The Company is a corporation incorporated and in good standing under the Laws of the State of Delaware. Each other Group Company is a corporation, limited liability company or other business entity, as the case may be, and each other Group Company is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable) under the Laws of its respective jurisdiction of formation or organization (as applicable).

(b) Each Group Company has all the requisite corporate, limited liability company or other applicable power and authority to own, lease and operate its assets and properties and to carry on its businesses as presently conducted in all material respects.

(c) Each Group Company is duly qualified, licensed or registered to do business under the Laws of each jurisdiction in which the conduct of its business or location of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) No Group Company is in violation of any of its Governing Documents. None of the Group Companies is the subject of any bankruptcy, dissolution, liquidation, reorganization (other than internal reorganizations conducted in the Ordinary Course of Business) or similar proceeding. No Subsidiary of the Company that is not a Company Material Subsidiary accounts for a material portion of the Liabilities of the Group Companies, taken as a whole.

(e) Other than the Requisite Company Stockholder Approval, the Company has the requisite corporate power and authority to execute and deliver this Agreement and each Group Company has the requisite corporate, limited liability company or other business entity power and authority, as applicable, to execute and deliver the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder, and to consummate the Transactions. Other than the Requisite Company Stockholder Approval, the execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the Transactions by the Group Companies have been duly authorized by all necessary corporate, limited liability company or other business entity actions, as applicable. This Agreement has been, and each of the Ancillary Agreements to which any Group Company will be a party will be, duly executed and delivered by each applicable Group Company and are or will be Enforceable against each applicable Group Company, assuming the Requisite Company Stockholder Approval is obtained.

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Section 3.2 Non-contravention; Governmental Approvals. Subject to the receipt of the Requisite Company Stockholder Approval, and assuming the truth and accuracy of the SPAC Parties’ representations and warranties contained in Section 4.1, and except as set forth in Section 3.2 of the Company Disclosure Schedules, neither the execution and delivery of this Agreement or any Ancillary Agreement nor the consummation of the Transactions, in each case, by a Group Company will (a) conflict with or result in any breach of any provision of the Governing Documents of any Group Company; (b) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC, (B) the Company Proxy Statement and the clearance of any comments from the SEC thereon and (C) such reports under Section 13(a) or Section 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the Transactions, require any filing of any of the Group Companies with, or the obtaining by any of the Group Companies of any consent or approval of, any Governmental Entity; (c) result in a violation of or a default (or give rise to any right of termination, cancellation or acceleration of rights) under, any of the terms, conditions or provisions of any Material Contract or Material Lease or Company Employee Benefit Plan (in each case, whether with or without the giving of notice, the passage of time or both); (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any Group Material Company; or (e) violate, in any respect, any Law, Order or Lien applicable to any Group Company, excluding from the foregoing clauses (b), (c), (d) and (e), such requirements, violations, Lien creations or defaults which would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.3 Capitalization.

(a) Section 3.3(a) of the Company Disclosure Schedules sets forth the Equity Interests of the Company (including the number and class or series (as applicable) of Equity Interests) (the Equity Interests required to be set forth in Section 3.3(a) of the Company Disclosure Schedules, collectively, the “Company Equity Interests”) and the record (and, to the Company’s Knowledge, solely with respect to Company Shares, beneficial) ownership thereof (including the percentage interests held by such holders) as of the Execution Date. The Equity Interests set forth in Section 3.3(a) of the Company Disclosure Schedules comprise all of the authorized capital stock or other Equity Interests of the Company that are issued and outstanding, in each case, as of the Execution Date and immediately prior to the Effective Time. With respect to the Company Restricted Share Awards granted by the Company and issued and outstanding as of the Execution Date, Section 3.3(a) of the Company Disclosure Schedules accurately sets forth (i) the name of the holder thereof, (ii) the number of Company Shares subject thereto, (iii) the grant date thereof, (iv) the expiration date thereof, (v) the vesting commencement date and vesting schedule or vesting requirements (including whether or not it will accelerate and vest as of the Closing and/or any other event) thereof, (vi) the extent to which such award of Company Equity Interests is vested, and (vii) the Company Equity Plan pursuant to which such awards of Company Equity Interests were granted. Since the Lookback Date, the Company has not issued any shares of preferred stock and no shares of preferred stock of the Company are currently issued or outstanding.

(b) Except as set forth in the applicable subsection of Section 3.3(b) of the Company Disclosure Schedules:

(i) there are no authorized or outstanding options, warrants, Contracts, calls, puts, rights to subscribe, conversion rights or other similar rights to which the Company is a party or which are binding upon the Company providing for the offer, issuance, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of the Company’s Equity Interests;

(ii) the Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests, either of itself or of another Person; Equity Interests;

(iii) the Company is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its

(iv) there are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of the Company Equity Interests;

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(v) there are no outstanding bonds, debentures, notes or other debtor obligations, the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with Company Stockholders on any matter; and

(vi) for the past ten (10) years from that date of this Agreement, the Company has not violated any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which the Company is a party (or by which it is bound) in connection with the offer, sale, issuance or allotment of any of the Company Equity Interests.

(c) All of the Company Equity Interests have been duly authorized and validly issued and were not issued in violation of any preemptive rights, call options, rights of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens and other than as set forth in the Governing Documents of the Company) or applicable Law.

(d) All Company Restricted Share Awards have been issued in compliance with the applicable Company Equity Plan and all applicable Laws and properly accounted for in accordance with GAAP. The Company has delivered to the SPAC true and complete copies of the forms of Company Restricted Share Award agreements or other documentation evidencing the grants of Company Restricted Share Awards, and all Company Restricted Share Awards are evidenced by such documentation made available to the SPAC as of or prior to the date hereof.

(e) Section 3.3(e) of the Company Disclosure Schedules sets forth a true and complete list of the Company Subsidiaries, listing for each Company Subsidiary its name, legal entity type and the jurisdiction of its formation or organization (as applicable) and its parent company (if wholly- owned) or its owners (if not-wholly owned). Since the Lookback Date and through September 30, 2023, each Company Subsidiary that is not a Company Material Subsidiary, as reflected in Section 3.3(e) of the Company Disclosure Schedules, represents (i) less than three percent (3%) of the aggregate revenues of the Company Group, taken as a whole, and (ii) less than three percent (3%) of the aggregate assets of the Company Group, taken as a whole. No Company Subsidiary that is not a Company Material Subsidiary has any revenue, assets or Liabilities, in each case, individually or in the aggregate, that would be material to the Group Companies, taken as a whole. All of the outstanding capital stock or other Equity Interests, as applicable, of each Company Subsidiary are duly authorized, validly issued, free of preemptive rights, restrictions on transfer (other than restrictions under applicable federal, state and other securities Laws), and, if applicable, fully paid and non-assessable, and are solely owned (legally and beneficially) by the Company, whether directly or indirectly, free and clear of all Liens (other than Permitted Liens). There are no options, warrants, convertible securities, stock appreciation, phantom stock, stock-based performance unit, profit participation, restricted equity, restricted equity unit, other equity or equity-based compensation award or similar rights with respect to any Company Subsidiary, and no rights, exchangeable securities, securities, “phantom” rights, appreciation rights, performance units, commitments or other agreements obligating the Company or any Company Subsidiary to issue or sell, or cause to be issued or sold, any Equity Interests of, or any other interest in, any Company Subsidiary, including any security convertible or exercisable into Equity Interests of any Company Subsidiary. There are no Contracts to which any Company Subsidiary is a party which require such Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Interests or securities convertible into or exchangeable for or measured by reference to such equity securities or to make any investment in any other Person.

Section 3.4 Financial Statements; No Undisclosed Liabilities.

(a) True and complete copies of the following financial statements (such financial statements, the “Financial Statements”) are included in the Company SEC Reports:

(i) the audited consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2021 and December 31, 2022, and the related audited consolidated statements of comprehensive income, cash flows and equityholders’ equity for the fiscal years ended on such dates, together with all related notes and schedules thereto, accompanied by the reports thereon of the Company’s independent auditors (which reports are unqualified) (collectively, the “Audited Financial Statements”); and

(ii) the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Latest Balance Sheet Date (the “Unaudited Balance Sheet”), and the related unaudited consolidated statements of comprehensive income and cash flows for the nine (9)-month period then ended (collectively, together with the Unaudited Balance Sheet, the “Unaudited Financial Statements”).

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(b) The Financial Statements (i) have been prepared from the books and records of the Group Material Companies; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except as may be indicated in the notes thereto and subject, in the case of the Unaudited Financial Statements, to the absence of footnotes and year-end adjustments; (iii) in the case of the Audited Financial Statements, were audited in accordance with the standards of the PCAOB by a PCAOB qualified auditor that was independent under Rule 2-01 of Regulation S-X under the Securities Act and contain an unqualified report of the Group Material Companies’ auditors and comply with all applicable accounting requirements under the Securities Act and the rules and regulations of the SEC thereunder, including Regulation S-X or Regulation S-K, as applicable; and (iv) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended, except, in each of clauses (ii) and (iii): (w) as otherwise noted therein, (x) that the Unaudited Financial Statements do not include footnotes, schedules, statements of equity and statements of cash flow and disclosures required by GAAP, and (y) that the Unaudited Financial Statements do not include all year-end adjustments required by GAAP, in each case of clauses (x) and (y), which are not expected to be material, individually or in the aggregate, in amount or effect. None of the Company Subsidiaries has ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Exchange Act.

(c) The books of account and other financial records of each Group Material Company have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions, and the revenues, expenses, assets and liabilities of each of the Group Material Companies have been properly recorded therein in all material respects. Each Group Material Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that transactions thereof are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions thereof are executed only in accordance with the authorization of management thereof and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of its properties or assets (collectively, “Internal Controls”).

(d) Since the Lookback Date, none of the Group Material Companies or any of the independent accountants or board of directors (or the audit committees thereof) of any of the Group Material Companies has identified or been made aware of any (i) “significant deficiency” in the Internal Controls of any Group Material Company, (ii) “material weakness” in the Internal Controls of any Group Material Company, (iii) fraud, whether or not material, that involves management or other employees of any Group Material Company who have a significant role in the Internal Controls of any Group Material Company or (iv) complaints, allegations, assertions or claims regarding a violation of accounting procedures, internal accounting controls or auditing matters, including from any employee of any Group Material Company or any of its Subsidiaries regarding questionable accounting, auditing or legal compliance matters.

(e) No Group Material Company has any Liabilities of any nature whatsoever that would be required to be reflected on the Unaudited Financial Statements prepared in accordance with GAAP, except (i) Liabilities expressly set forth in or reserved against in the Financial Statements or identified in the notes thereto; (ii) Liabilities which have arisen after the Latest Balance Sheet Date in the Ordinary Course of Business (none of which results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract or infringement or violation of Law); (iii) Liabilities arising under this Agreement, the Ancillary Agreements and/or the performance by the Company of its obligations hereunder or thereunder, including those arising in compliance with Section 5.1; or (iv) Liabilities for fees, costs and expenses for advisors and Affiliates of the Group Material Companies, including with respect to legal, accounting or other advisors incurred by the Group Material Companies in connection with the transactions contemplated by this Agreement.

(f) Since the Lookback Date, no Group Material Company has been a party to, or has had any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract, including any Contract or arrangement relating to any transaction or relationship between or among any of the Group Material Companies, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangement” (within the meaning of Item 303 of Regulation S-K of the Exchange Act), where the purpose or intended effect of such arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, any of the Group Material Companies.

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Section 3.5 No Company Material Adverse Effect. Since December 31, 2022 through the Execution Date, there has been no Company Material Adverse Effect.

Section 3.6 Absence of Certain Developments. Since the Latest Balance Sheet Date, each Group Material Company has conducted its business in the Ordinary Course of Business in all material respects. From the Latest Balance Sheet Date through the Execution Date, no Group Company has taken or omitted to be taken any action that would, if taken or omitted to be taken after the Execution Date, require the SPAC’s consent in accordance with Section 5.1.

Section 3.7 Real Property.

(a) Section 3.7 of the Company Disclosure Schedules sets forth the address of each Leased Real Property, and a true, correct and complete list of all Leases to which the Company or any Company Material Subsidiary is a party (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) for such Leased Real Property (such Leases, the “Material Leases”). With respect to each of the Material Leases: (i) such Lease is legal, valid, binding, enforceable and in full force and effect; (ii) no Group Material Company has subleased, licensed or otherwise granted any right to use or occupy the Leased Real Property or any portion thereof to a third party (other than Permitted Liens); (iii) the applicable Group Material Company’s possession and quiet enjoyment of the Leased Real Property under such Material Lease has not been disturbed and there are no disputes with respect to such Material Lease; (iv) no Group Material Company is currently in default under, nor has any event occurred or does any circumstance exist that, with notice or lapse of time or both would constitute a material default by a Group Material Company under, any Material Lease; (v) to the Knowledge of the Company, no material default, event or circumstance exists that, with notice or lapse of time or both, would constitute a material default by any counterparty to such Material Lease; (vi) no security deposit or portion thereof deposited with respect such Material Lease has been applied in respect of a breach or default under such Material Lease which has not been redeposited in full; (vii) no Group Material Company owes, or will owe in the future, any brokerage commissions or finder’s fees with respect to such Material Lease; (viii) each other party to such Material Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Group Material Company; (ix) no Group Material Company has subleased, licensed or otherwise granted any Person the right to use or occupy such Leased Real Property or any portion thereof; (x) no Group Material Company has collaterally assigned or granted any other security interest in such Material Lease or any interest therein; and (xi) there are no Liens on the estate or interest created by such Material Lease. The Company has made available to the SPAC a true, correct and complete copy of all Material Leases. No Group Material Company owns fee title to any land.

(b) The Leased Real Property identified in Section 3.7 of the Company Disclosure Schedules comprises all of the real property used in the business of the Group Material Companies.

(c) To the Knowledge of the Company, the buildings, material building components and the structural elements of the improvements, roofs, foundations, parking and loading areas and mechanical systems (including all heating, ventilating, air conditioning, plumbing, electrical, elevator, security, utility and fire/life safety systems) (collectively, the “Improvements”) included in the Leased Real Property are in good working condition and repair and sufficient for the operation of the business by each Group Material Company as currently conducted. There are no structural deficiencies or latent defects affecting any of the Improvements and, to the Knowledge of the Company, there are no facts or conditions affecting any of the Improvements, in each case, which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of any Group Material Company’s business. No Group Material Company has received written notice of (i) any condemnation, eminent domain or similar Proceeding affecting any parcel of Leased Real Property; (ii) any special assessment or pending improvement Liens to be made by any Governmental Entity affecting any parcel of Leased Real Property; or (iii) any violation of any building codes, zoning ordinances, governmental regulations or covenants or restrictions affecting any Leased Real Property. Each parcel of Leased Real Property has direct access to a public street adjoining such Leased Real Property, and such access is not dependent on any land or other real property interest which is not included in the Leased Real Property. None of the Improvements or any portion thereof is dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Leased Real Property. To the Knowledge of the Company, there are no recorded or unrecorded agreements, easements or Liens that materially interfere with the continued access to or operation of the business of any of the Group Material Companies as currently conducted on the Leased Real Property. All water, oil, gas, electrical, steam, compressed air, telecommunications, sewer, storm

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and wastewater systems and other utility services or systems for the Leased Real Property have been installed and are operational and sufficient for the operation of each of the Group Material Companies as currently conducted thereon, and all hook-up fees or other similar fees or charges have been paid in full. Each such utility service enters the Leased Real Property from an adjoining public street or valid private easement in favor of the supplier of such utility service or appurtenant to such Leased Real Property, and is not dependent for its access, use or operation on any land, building, improvement or other real property interest which is not included in the Leased Real Property.

Section 3.8 Tax Matters.

(a) All Income Tax Returns and other material Tax Returns required to be filed by or with respect to each Group Material Company have been timely filed with the appropriate Governmental Entity pursuant to applicable Laws (taking into account any validly obtained extension of time within which to file). All Income Tax Returns and other material Tax Returns filed by or with respect to each of the Group Material Companies are true, complete and correct in all material respects and have been prepared in material compliance with all applicable Laws. Each Group Material Company has timely paid all Income Taxes and other material amounts of Taxes due and payable by it (whether or not shown as due and payable on any Tax Return) to the appropriate Governmental Entity. Each Group Material Company has timely and properly withheld and paid to the applicable Governmental Entity all Income Taxes and other material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, independent contractor, creditor, equityholder or other third party, and has otherwise complied in all material respects with all applicable Laws relating to such withholding and payment of Taxes. Each Group Material Company has complied in all material respects with all applicable Laws relating to the payment of stamp duties and the reporting and payment of sales, use, ad valorem and value added Taxes.

(b) No written claim has been made by a Taxing Authority in a jurisdiction where a Group Material Company does not file a particular type of Tax Return, or pay a particular type of Tax, that such Group Material Company is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction. The Income Tax Returns of the Group Material Companies made available to the SPAC reflect all of the jurisdictions in which any of the Group Material Companies are required to remit Income Tax.

(c) There is no Proceeding now being conducted, pending or threatened in writing (or, to the Knowledge of the Company, otherwise threatened) with respect to any Taxes or Tax Returns of or with respect to any Group Material Company. No Group Material Company has commenced a voluntary disclosure Proceeding in any jurisdiction that has not been fully resolved or settled. All material deficiencies for Taxes asserted or assessed against any Group Material Company have been fully and timely (taking into account applicable extensions) paid, settled or withdrawn, and no such deficiency has been or is currently threatened or proposed against any Group Material Company.

(d) No Group Material Company has agreed to (or has had agreed to on its behalf) any extension or waiver of the statute of limitations applicable to any Tax or Tax Return, or any extension of time with respect to a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no request for any such waiver or extension is currently pending. No Group Material Company is the beneficiary of any extension of time (other than an automatic extension of time not requiring the consent of the applicable Governmental Entity) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice, request for a change of any method of accounting or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to the Taxes or Tax Returns of any Group Material Company. No power of attorney granted by any Group Material Company with respect to any Taxes is currently in force.

(e) No Group Material Company has (i) been a party to any “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulations Section 1.6011-4(b)(2) (or any similar provision of U.S. state or local or non-U.S. Tax Law), or (ii) taken any reporting position on a Tax Return, which reporting position (A) if not sustained, would be reasonably likely, absent disclosure, to give rise to a penalty for substantial understatement of federal income Tax under Section 6662 of the Code (or any similar provision of state, local or foreign Tax Law), and (B) has not adequately been disclosed on such Tax Return in accordance with Section 6662(d)(2)(B) of the Code (or any similar provision of U.S. state or local or non-U.S. Tax Law).

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(f) The Company is (and has been for the last ten (10) years) properly treated as a subchapter C corporation for U.S. federal and all applicable state and local Income Tax purposes. Each Company Subsidiary is (and has been for its entire existence) properly treated for U.S. federal and all applicable state and local Income Tax purposes as the type of entity set forth opposite its name in Section 3.8(f) of the Company Disclosure Schedules. No election has been made (or is pending) to change any of the foregoing.

(g) No Group Material Company will be required to include any material item of income, or exclude any material item of deduction, for any period after the Closing Date (determined with and without regard to the transactions contemplated hereby) as a result of: (i) an installment sale transaction occurring on or before the Closing Date governed by Code Section 453 (or any similar provision of state, local or non-U.S. Law); (ii) a transaction occurring on or before the Closing Date reported as an open transaction for U.S. federal Income Tax purposes (or any similar doctrine under state, local or non-U.S. Law); (iii) a change in method of accounting made under Code Section 481(c) (or any corresponding or similar provision of any applicable state or local Tax Law) with respect to a Pre-Closing Tax Period that occurs or was requested on or prior to the Closing Date (or as a result of an impermissible method used in a Pre-Closing Tax Period); (iv) an agreement entered into with any Governmental Entity (including a “closing agreement” under Code Section 7121) on or prior to the Closing Date; or (v) an intercompany transaction occurring or any excess loss account existing on or prior to the Closing Date, in each case, described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or non-U.S. Law). No Group Material Company uses the cash method of accounting for Income Tax purposes or will be required to make any payment after the Latest Balance Sheet Date as a result of an election under Section 965 of the Code (or any similar provision of state, local or non-U.S. Law). No Group Material Company is party to or bound by any closing agreement or similar agreement with any Taxing Authority, the terms of which would have an effect on any Group Material Company after the Latest Balance Sheet Date.

(h) There is no Lien for Taxes on any of the assets of any Group Material Company, other than Permitted Liens.

(i) Since the Lookback Date, no Group Material Company has been a member of any Affiliated Group (other than an Affiliated Group the common parent of which is a Group Material Company). No Group Material Company has any actual or potential Liability for Taxes of any other Person (other than any Group Material Company) as a result of Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), successor Liability, transferee Liability, joint or several Liability, by Contract, by operation of Law or otherwise (other than pursuant to an Ordinary Course Tax Sharing Agreement). No Group Material Company is party to or bound by any Tax Sharing Agreement, except for any Ordinary Course Tax Sharing Agreement.

(j) The unpaid Taxes of the Group Material Companies (i) did not, as of the Latest Balance Sheet Date, exceed the reserves for Tax Liabilities (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Unaudited Balance Sheet (rather than in any notes thereto), and (ii) do not exceed such reserves as adjusted for the passage of time through the Closing Date in accordance with the past practices of the Group Material Companies in filing their respective Tax Returns.

(k) Other than with respect to other U.S. states and localities, no Group Material Company (i) has or has had an office, permanent establishment, branch, agency or taxable presence outside the jurisdiction of its organization (other than such jurisdictions with respect to which such Group Material Company has filed Income Tax Returns), or (ii) is or has been a resident for Tax purposes in any jurisdiction outside the jurisdiction of its organization (other than such jurisdictions with respect to which such Group Material Company has filed Income Tax Returns).

(l) No Group Material Company has been a party to a transaction reported or intended to qualify as a reorganization under Code Section 368. No Group Material Company has distributed Equity Interests of another Person, or has had its Equity Interests distributed by another Person, in a transaction that was governed, or intended or reported to be governed, in whole or in part by Section 355 or Section 361 of the Code or that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Code Section 355(e)) that includes the transactions contemplated hereby.

(m) No Group Material Company has taken any action to, nor, to the Knowledge of the Company, are there any facts or circumstances that would reasonably be expected to, prevent the Merger from qualifying for the Intended Tax Treatment. No Group Material Company has redeemed, purchased or otherwise acquired, or made any distributions with respect to, any of its Equity Interests prior to and in contemplation of, or as part of a plan involving, the Merger.

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(n) Since the Lookback Date, no Group Material Company has ever been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(o) No Group Material Company is party to any joint venture, partnership, other arrangement or Contract which is or may reasonably be expected to be treated as a partnership for U.S. federal and applicable state and local Income Tax purposes.

(p) Each Group Material Company is in material compliance in all respects with all applicable transfer pricing Laws. All related party transactions between or among the Group Material Companies and any of their respective Affiliates have been adequately documented and have been conducted at arm’s length as required under applicable Law.

(q) No Group Material Company is, and since the Lookback Date, no Group Material Company has been, the beneficiary of any Tax holiday, abatement, incentive or similar grant awarded by any Governmental Entity (other than any such holiday, abatement, incentive or similar grant generally available to taxpayers without application therefor).

(r) No Group Material Company (i) has been a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign Law); and (ii) has been a shareholder of a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(s) Each Group Material Company is in compliance with all applicable escheat and unclaimed property Laws and has timely paid to the appropriate Governmental Entity all material amounts required to be paid thereunder.

Section 3.9 Contracts.

(a) Except as set forth in the applicable subsection of Section 3.9(a) of the Company Disclosure Schedules, no Group Company is a party to, or bound by, and no asset of any Group Company is bound by any:

(i) collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative (each, a “CBA”);

(ii) Contract with any Material Supplier;

(iii) Contract providing for retention, transaction or change of control payments or benefits, accelerated vesting or any other payment or benefit that may or will become due, in whole or in part, in connection with the consummation of the transactions contemplated hereby;

(iv) Contract for the employment or engagement of any employee or other individual service provider of any Group Company that provides for total annual compensation in excess of $300,000 per annum or is not terminable by such Group Company upon prior notice of thirty (30) calendar days or less without further Liability;

(v) Contract under which any Group Company has created, incurred, assumed or borrowed any money or issued any note, indenture or other evidence of Indebtedness or guaranteed Indebtedness of others in excess of $500,000, individually or in the aggregate;

(vi) Contract resulting in any Lien (other than any Permitted Lien) on any material portion of the assets of any of the Group Material Companies;

(vii) Contract for the development of (x) material Owned Intellectual Property that is embodied in or distributed with any products or services of a Group Company or is otherwise material Owned Intellectual Property (other than Contracts with any employee or contractor on a standard form of agreement entered into in the Ordinary Course of Business under which such employee or contractor presently assigns all right, title and interest in and to any developed Intellectual Property to one (1) of the Group Material Companies), and (y) any Intellectual Property for any Person by any of the Group Material Companies or any of their respective controlled Affiliates under which Contract any of the Group Material Companies or any of their respective applicable controlled Affiliates has any material unperformed obligations, other than Contracts with any employee or contractor on

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a standard form of agreement entered into in the Ordinary Course of Business under which such employee or contractor presently assigns all right, title and interest in and to any developed Intellectual Property to one (1) of the Group Material Companies;

(viii) (x) Contract for the settlement or avoidance of any dispute regarding the ownership, use, validity or enforceability of Intellectual Property (including consent-to-use and similar Contracts) with material ongoing obligations of any Group Company, (y) Contract pursuant to which any Group Company licenses any Owned Intellectual Property, or (z) license or royalty Contract under which any of the Group Material Companies licenses any Intellectual Property from a third party, other than non-exclusive licenses of commercially available software with total annual payments or a replacement cost of $100,000 or less;

(ix) Contract providing for source code escrow or otherwise relating to the disclosure, license, release or escrow of source code, or otherwise making available source code to any third party;

(x) Contract providing for any Group Company to make any capital contribution to or in any Person;

(xi) Contract evidencing a joint venture, partnership, strategic alliance or similar arrangement;

(xii) Contract evidencing any power of attorney;

(xiii) Contract that limits or restricts, or purports to limit or restrict, any Group Company (or, after the Closing, the SPAC or any Group Company) from (x) engaging or competing in any line of business or business activity in any jurisdiction, or (y) acquiring any product or asset or receiving services from any Person or selling any product or asset or performing services for any Person;

(xiv) Contract that binds any Group Company to any of the following restrictions or terms: (v) a “most favored nation” or similar provision with respect to any Person; (w) a provision providing for the sharing of any revenue or cost-savings with any other Person; (x) a “minimum purchase” requirement; (y) rights of first refusal or first offer (other than those related to real property Leases), or (z) a “take or pay” provision;

(xv) Contract pursuant to which any Group Company has granted any sponsorship rights or exclusive marketing, sales representative relationship, franchising, consignment, distribution or any other similar right to any third party (including in any geographic area or with respect to any product or service of any Group Company);

(xvi) Contract involving the settlement, conciliation or similar agreement (x) of any Proceeding or threatened Proceeding since December 31, 2021, (y) with any Governmental Entity, or (z) with respect to any dispute pursuant to which any Group Company will have any outstanding obligation after the Execution Date;

(xvii) Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property) owned by any other Person;

(xviii) Contract concerning non-solicitation obligations that are on-going (other than non-solicitation agreements with any of the applicable Group Company’s employees set forth in the applicable Group Company’s standard terms and conditions of sale or standard form of employment agreement, copies of which have previously been delivered to the SPAC, or non-disclosure agreements entered into by any of the Group Material Companies with respect to possible business transactions);

(xix) Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property) owned or controlled by any Group Company, except for any Contract under which the aggregate annual rental payments do not exceed $50,000;

(xx) Contract requiring any capital commitment or capital expenditure (or series of capital commitments or expenditures) by any Group Company in an amount in excess of $500,000 over the life of such Contract;

(xxi) Contract requiring any Group Company to guarantee the Liabilities of any Person (other than any other Group Company) or pursuant to which any Person (other than a Group Company) has guaranteed the Liabilities of a Group Company;

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(xxii) Contract evidencing any agreement relating to any material interest rate, currency or other hedging arrangement;

(xxiii) Contract providing for indemnification by any Group Company, except for any such Contract that is entered into in the Ordinary Course of Business and is not material to the Group Companies, taken as a whole;

(xxiv) Contract that relates to the future disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise), or (y) any material assets or properties, except for (i) any agreement related to the transactions contemplated hereby, (ii) any non-disclosure or similar agreement entered into in connection with the potential sale of the Company, or (iii) any agreement for the purchase or sale of inventory in the Ordinary Course of Business;

(xxv) Contract that relates to any completed disposition or acquisition by any Group Company of (x) any business (whether by merger, consolidation or other business combination, sale of securities, sale of assets or otherwise), or (y) any material assets or properties, in each case, entered into or consummated after the Lookback Date, other than sales of inventory in the Ordinary Course of Business;

(xxvi) Contract involving the potential payment of any earn-out or similar contingent Liability on or after the Execution Date, excluding any employment agreements with Group Company employees; or

(xxvii) Contract evidencing any Affiliated Transaction.

(b) Each Contract required to be listed in Section 3.9(a) of the Company Disclosure Schedules (each, a “Material Contract”) is in full force and effect and is Enforceable against the applicable Group Company party thereto and, to the Knowledge of the Company, against each other party thereto. The Company has delivered to, or made available for inspection by, the SPAC a complete and accurate copy of each Material Contract (including all exhibits thereto and all amendments, waivers or other changes thereto). With respect to all Material Contracts, none of the Group Material Companies or, to the Knowledge of the Company, any other party to any such Material Contract, is in breach thereof or default thereunder (or is alleged to be in breach or default thereunder), and there does not exist under any Material Contract any event or circumstance which, with the giving of notice or the lapse of time (or both), would constitute such a breach or default thereunder by any Group Company thereunder or, to the Knowledge of the Company, any other party to such Material Contract, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the applicable Group Company. During the last twelve (12) months, no Group Company has received any written or, to the Knowledge of the Company, oral claim or notice of material breach of or material default under any Material Contract. To the Knowledge of the Company, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any Material Contract by any Group Company or, to the Knowledge of the Company, any other party thereto (in each case, with or without notice or the lapse of time or both). During the last twelve (12) months, no Group Company has received written notice from any other party to any Material Contract that such party intends to terminate or not renew such Material Contract.

(c) Section 3.9(c) of the Company Disclosure Schedules sets forth a complete and accurate list of the names of the Material Suppliers and the amount paid thereto by the applicable Group Company during the twelve (12) month period ended December 31, 2022. Since December 31, 2022, (i) no Material Supplier has cancelled, terminated or materially and adversely altered its relationship with any Group Company or, to the Knowledge of the Company, threatened to cancel, terminate or materially and adversely alter its relationship with any Group Company, and (ii) there have been no material disputes between any Group Company and any Material Supplier.

Section 3.10 Intellectual Property.

(a) Section 3.10(a) of the Company Disclosure Schedules sets forth a complete and accurate list of each patented, issued or registered Intellectual Property and applications for the foregoing, in each case, which is owned by, filed in the name of or exclusively licensed to a Group Material Company (collectively, the “Company Registered IP”). All of the Company Registered IP is subsisting, valid and enforceable. A Group Material Company (i) is the sole and exclusive owner of all right, title and interest in and to all Owned Intellectual Property, and (ii) has sufficient rights pursuant to a valid and enforceable license to, all other Intellectual Property used in, necessary for or developed for the operation of the business of each of the Group Material Companies, and, in each case of clauses (i) and (ii), free and clear of any Liens other than Permitted Liens. Neither the Company Registered IP nor the other Owned Intellectual Property is subject to any outstanding Order restricting the use, enforcement, disclosure or licensing thereof by any Group Material Company.

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(b) To the Knowledge of the Company, none of the Group Material Companies nor any of the former or current products, services or operations of the business of any of the Group Material Companies has, in the past six (6) years, infringed, misappropriated or otherwise violated, or is currently infringing, misappropriating or otherwise violating, any Intellectual Property of any Person. No Group Company has, in the past six (6) years, received any written charge, complaint, claim, demand or notice alleging any such infringement, misappropriation or other violation (including any claim that such Group Company should license or refrain from using any Intellectual Property) or challenging the ownership, registration, validity or enforcement of any Company Registered IP or other Owned Intellectual Property. No Group Company has, in the past six (6) years, made, against a third party, any written charge, complaint, claim, demand or notice alleging any infringement, misappropriation or other violation (including any claim that such third party should license or refrain from using any Intellectual Property). To the Knowledge of the Company, no Person is infringing upon, misappropriating or otherwise violating any Company Registered IP or other Owned Intellectual Property. All Company Registered IP has been prosecuted in compliance with all applicable rules, policies and procedures of the applicable Governmental Entities, and all registration, maintenance and renewal fees currently due in connection with such Owned Intellectual Property have been paid, and all documents, recordations and certificates in connection therewith required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, the European Union or other jurisdictions.

(c) Each Group Material Company has taken commercially reasonable measures to protect the confidentiality of all of its Trade Secrets and all other confidential information owned by such Group Material Company. Except as required by applicable Law, no such Trade Secret or confidential information has been disclosed by any Group Material Company to any Person other than to Persons subject to a legally a recognized duty of confidentiality or pursuant to a written agreement restricting the disclosure and use of such Trade Secret or confidential information by such Person. Each Person who has participated in the authorship, conception, creation, reduction to practice or development of any Intellectual Property for any Group Material Company has assigned (pursuant to a present grant of assignment) all right, title and interest in and to such Intellectual Property to a Group Material Company by a valid written assignment or by operation of law. To the Knowledge of the Company, no Person is in violation of any such confidentiality or Intellectual Property assignment agreement.

(d) No source code constituting Owned Intellectual Property has been disclosed, licensed, released, escrowed or made available to any third party, other than an escrow agent or a contractor, consultant or developer pursuant to a written confidentiality agreement. The execution, delivery and performance of this Agreement and the transactions contemplated herein comply with, and will not trigger any, requirements applicable to each Group Material Company to disclose or license any Trade Secret or source code. None of the Software included in the Owned Intellectual Property links to or integrates with any code licensed under an “open source”, “copyleft” or analogous license (including any license approved by the Open Source Initiative and listed at http://www.opensource.org/licenses, GPL, AGPL or other open source software license) in a manner that has required or would require any public distribution of any Software, or a requirement that any other licensee of such Software be permitted to modify, make derivative works of or reverse-engineer any such Software.

(e) The transactions contemplated by this Agreement shall not impair any right, title or interest of any Group Material Company in or to any Intellectual Property, and immediately subsequent to the Closing, all the Intellectual Property used in, necessary for or developed for the operation of the business of any of the Group Material Companies will be owned by, licensed to or available for use by the Group Material Companies on terms and conditions identical to those under which the applicable Group Material Companies owned, licensed or used the Intellectual Property immediately prior to the Closing, without the payment of any additional amounts or consideration. All Company Registered IP and other Owned Intellectual Property is, and, immediately following the Closing, will be, fully transferable, alienable and licensable by the applicable Group Material Company.

Section 3.11 Information Supplied. The information supplied or to be supplied by or on behalf of the Group Companies for inclusion or incorporation by reference in the Registration Statement/Proxy Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (a) not misleading at the time the Registration Statement/Proxy Statement is declared effective by the SEC; (b) not misleading at the time the Company Proxy Statement is declared effective by the SEC; and (c) not

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misleading, in light of the circumstances in which they are made, at the time of the SPAC Special Meeting, the Company Special Meeting or the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by or on behalf of the Group Companies or that are included in such filings and/or mailings); provided, that, for the avoidance of doubt, no warranty or representation is made by any of the Group Companies with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based on information supplied by any of the SPAC Parties or any other party or any of their respective Affiliates for inclusion therein. The Company Proxy Statement shall comply as to form, in all material respects, with, as applicable, the provisions of the Exchange Act and the rules and regulations promulgated thereunder.

Section 3.12 Litigation. Except as set forth in Section 3.12 of the Company Disclosure Schedules, there have not been since the Lookback Date, and there are no, Proceedings or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of the Company, threatened against or otherwise relating to any Group Material Company or any of their respective properties at Law or in equity, or, to the Knowledge of the Company, any director, officer, manager or employee of any Group Material Company in their respective capacities as such or related to the business of any of the Group Material Companies. There are no Proceedings pending, initiated or threatened by any Group Material Company against any other Person, and since the Lookback Date, there have not been any such Proceedings.

Section 3.13 Brokerage. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth in Section 3.13 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company), no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates.

Section 3.14 Labor Matters.

(a) To the Knowledge of the Company, all employees of each of the Group Material Companies who are employed in the United States are legally permitted to be employed by the applicable Group Material Company in the United States. Except as would not reasonably be expected to result in material Liabilities to any of the Group Material Companies, no freelancer, consultant or other contracting party treated as self-employed whose services any of the Group Material Companies uses or has used can effectively claim the existence of an employment relationship with one of the Group Material Companies. The Group Companies have delivered to the SPAC a complete list of all directors, managers and officers of each of the Group Companies as of October 31, 2023, and, as applicable, their respective (i) name or employee number, (ii) classification as exempt or non-exempt under the Fair Labor Standards Act or analogous state Laws, (iii) job title, (iv) leave status (including type of leave and anticipated return date), (v) employing entity, (vi) full-time or part time status, (vii) job location, and (viii) compensation (i.e., current annual base salary, wage rate or fee (as applicable), and current target bonus and/or commission opportunity, if any).

(b) No Group Material Company is a party to or bound by any CBA, and no employees of any of the Group Material Companies are represented by any labor union, works council, trade union, employee organization or other labor organization with respect to their respective employment with any of the Group Material Companies. In the past three (3) years, no labor union or other labor organization, or group of employees of any Group Material Company, has made a demand for recognition or certification, and there are no representation or certification proceedings presently pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. There are no ongoing or, to the Knowledge of the Company, threatened union organizing activities with respect to employees of any Group Material Company, and no such activities have occurred or been threatened in the past five (5) years. Since the Lookback Date, there have been no actual or, to the Knowledge of the Company, threatened unfair labor practice charges, material labor grievances, strikes, walkouts, work stoppages, slowdowns, picketing, hand billing, material labor arbitrations or other material labor disputes arising under a CBA or against or affecting any Group Material Company. None of the Group Material Companies has any notice, information, bargaining, consent or consultation obligations owed to any of its employees or any labor union, labor organization or works council or other employee representative, which is representing any employee of any of the Group Material Companies, in connection with the execution of this Agreement or the consummation of the transactions contemplated hereby.

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(c) To the Knowledge of the Company, each of the Group Material Companies is and, since the Lookback Date, has been in compliance in all material respects with all applicable Laws relating to labor, employment and employment practices, including provisions thereof relating to terms and conditions of employment, wages and hours, classification (including employee and independent contractor classification and the proper classification of employees as exempt employees and nonexempt employees under the Fair Labor Standards Act and applicable state and local Laws), equal opportunity, employment harassment, discrimination or retaliation, restrictive covenants, pay transparency, disability rights or benefits, parental benefits, accessibility, pay equity, workers’ compensation, affirmative action, COVID-19, collective bargaining, workplace health and safety, immigration (including the completion of Forms I-9 for all employees and the proper confirmation of employee visas), whistleblowing, equal opportunity, plant closures and layoffs (including the WARN Act), employee trainings and notices, labor relations, employee leave issues, paid time off, unemployment insurance and the payment of social security, employee provident funds and other Taxes.

(d) There are no material Proceedings pending or, to the Knowledge of the Company, threatened against any Group Material Company with respect to or by any current or former employee or individual independent contractor of any of the Group Material Companies, or other worker providing services to any Group Material Company.

(e) Since the Lookback Date, no Group Material Company has been party to, or has had any Liability with respect to, any single employer, joint employer or co-employer claims, Proceedings or Orders by any individual who is or was employed or engaged by a third party and providing services to any Group Material Company, and, to the Knowledge of the Company, each third party providing such individual workers to any Group Material Company is in material compliance with all applicable labor and employment Laws. Each of the Group Material Companies has taken reasonable steps to ensure that it is not a single employer, joint employer or co-employer of any such individual workers with any third party.

(f) Except as would not reasonably be expected to result in material Liabilities to any Group Material Company, since the Lookback Date, (i) each of the Group Material Companies has withheld all amounts required by Law or by agreement to be withheld from the wages, salaries and other payments to their respective employees; (ii) no Group Material Company has been liable for any arrears of wages, compensation, Taxes, penalties or other sums; (iii) each of the Group Material Companies has timely paid in full (or properly accrued) to all of their respective current or former employees and individual independent contractors all wages, salaries, wage premiums, commissions, bonuses, severance and termination payments, fees, expense reimbursements, benefits and other compensation due and payable to or on behalf of such current or former employees or individual independent contractors; and (iv) each individual who has provided or is currently providing services to any Group Material Company, and has been classified and treated as (x) an independent contractor, consultant, leased employee or other non-employee service provider, or (y) an exempt employee, has been properly classified and treated as such for purposes of all applicable Laws, including relating to wage and hour and Tax Laws. None of the Group Material Companies has material Liability for any delinquent payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits or obligations for any Group Material Company personnel (other than routine payments to be made in the Ordinary Course of Business).

(g) No senior executive or key employee with annualized base compensation at or above $250,000 of any Group Material Company has provided notice of any intention to terminate his or her relationship with any Group Material Company within the first twelve (12) months following the Closing.

(h) To the Knowledge of the Company, no current or former employee, independent contractor or other individual service provider of any Group Material Company is in any material respect in violation of any term of any employment agreement, consulting agreement, confidentiality agreement, invention assignment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to (i) any Group Material Company, or (ii) any third party with respect to such Person’s right to be employed or engaged by a Group Material Company.

(i) Except as set forth in Section 3.14(i) of the Company Disclosure Schedules, since the Lookback Date, (i) there have not been (A) any allegations or formal or informal complaints made to or filed with any Group Material Company related to sexual harassment, sexual misconduct, other harassment, discrimination, retaliation or other material policy violation, or (B) any other Proceedings initiated, filed or, to the Knowledge of the Company, threatened against any Group Material Company related to sexual harassment, sexual misconduct,

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other harassment, discrimination, retaliation or any material policy violation by or against any current or former director, officer, manager, employee, contractor, agent or individual service provider of any Group Material Company, and (ii) no Group Material Company has entered into any settlement agreement related to allegations of sexual harassment, sexual misconduct, other harassment, discrimination, retaliation or material policy violation, by or against any current or former director, officer, manager, employee, contractor, agent or individual service provider of any Group Material Company. None of the Group Material Companies reasonably expects any material Liabilities with respect to any such allegations or Proceedings and none is aware of any such allegations or Proceedings that, if known to the public, would bring any of the Group Material Companies into material disrepute.

(j) No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees or individual independent contractors of any Group Material Company has occurred since March 1, 2020, or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guideline or recommendation by any Governmental Entity in connection with or in response to COVID-19. None of the Group Material Companies has otherwise experienced any material employment-related Liability with respect to COVID-19. No current or former employee of any Group Material Company has filed or, to the Knowledge of the Company, threatened any claims against any Group Company related to COVID-19.

(k) Since the Lookback Date, none of the Group Material Companies has implemented any plant closing or layoff of employees triggering notice requirements under the WARN Act, nor is there presently any outstanding Liability under the WARN Act, and no such plant closings or employee layoffs are currently planned or announced.

Section 3.15 Employee Benefit Plans.

(a) Section 3.15(a) of the Company Disclosure Schedules sets forth a list of each Company Employee Benefit Plan of any Group Material Company. With respect to each Company Employee Benefit Plan, the Company has made available to the SPAC true and complete copies of, as applicable, (i) the current plan document (and all amendments thereto), (ii) the most recent summary plan description (with all summaries of material modifications thereto), (iii) the most recent determination, advisory or opinion letter received from the Internal Revenue Service (the “IRS”), (iv) the three (3) most recently filed Form 5500 annual reports with all schedules and attachments as filed, (v) the most recent actuarial valuation report, (vi) all related insurance Contracts, trust agreements or other funding arrangements, and (vii) all non-routine correspondence with any Governmental Entity.

(b) (i) No Company Employee Benefit Plan provides, and no Group Material Company has any Liability to provide, retiree, post- ownership or post-termination health or life insurance or any other retiree, post-ownership or post-termination welfare-type benefits to any Person other than as required under Section 4980B of the Code or any similar state Law and for which the covered Person pays the full cost of coverage, (ii) no Company Employee Benefit Plan is, and no Group Material Company sponsors, maintains or contributes to (or is required to contribute to), or has any Liability (including on account of an ERISA Affiliate) under or with respect to, a “defined benefit plan” (as defined in Section 3(35) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 or 430 of the Code, and (iii) no Group Material Company contributes to or has any obligation to contribute to, or has any Liability (including on account of an ERISA Affiliate) under or with respect to, any “multiemployer plan”, as defined in Section 3(37) of ERISA. No Company Employee Benefit Plan is (x) a “multiple employer plan” within the meaning of Section 413(c) of the Code or Section 210 of ERISA, or (y) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA). No Group Material Company has any, or is reasonably expected to have any, Liability under Title IV of ERISA or on account of being considered a single employer under Section 414 of the Code with any other Person.

(c) Each Company Employee Benefit Plan that is (or has been) intended to be qualified within the meaning of Section 401(a) of the Code has timely received, or may rely upon, a current favorable determination or advisory or opinion letter from the IRS, and nothing has occurred that would reasonably be expected to cause the loss of the tax-qualified status or to adversely affect the qualification of such Company Employee Benefit Plan. Each Company Employee Benefit Plan has been established, operated, maintained, funded and administered in accordance, in all material respects, with its respective terms and in compliance, in all material respects, with all applicable Laws, including ERISA and the Code. There have been no “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA that are not otherwise exempt under Section 408 of ERISA, and no breaches of fiduciary duty (as determined under ERISA) have occurred with respect to any

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Company Employee Benefit Plan, and, to the Knowledge of the Company, no service provider to any Company Employee Benefit Plan has caused any “prohibited transactions” within the meaning of Section 4975 of the Code or Section 406 or Section 407 of ERISA that are not otherwise exempt under Section 408 of ERISA. There is no claim or Proceeding (other than routine and uncontested claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Company Employee Benefit Plan or against the assets of any Company Employee Benefit Plan. Each of the Group Material Companies has complied in all material respects with the requirements of the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010 (collectively, the “ACA”), and none of the Group Material Companies has incurred (whether or not assessed) any penalty or Tax under the ACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Section 4980H, 4980B or 4980D of the Code. With respect to each Company Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made in accordance with the terms of such Company Employee Benefit Plan and in compliance with the requirements of applicable Law, and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due have been made or properly accrued.

(d) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, alone or together with any other event could, directly or indirectly, (i) result in any compensation or benefit becoming due or payable, or being required to be provided, to any current or former officer, employee, manager, director or individual independent contractor of any of the Group Material Companies under a Company Employee Benefit Plan or otherwise, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former officer, employee, director, manager, individual independent contractor or other individual service provider of any of the Group Material Companies under a Company Employee Benefit Plan or otherwise, (iii) result in the acceleration of the time of payment, vesting or funding or forfeiture of any such benefit or compensation under a Company Employee Benefit Plan or otherwise, (iv) result in the forgiveness in whole or in part of any outstanding loans made by any of the Group Material Companies to any current or former officer, employee, director, manager, individual independent contractor or other individual service provider of any of the Group Material Companies, or (v) limit or restrict any of the Group Material Companies’ or the SPAC’s ability to merge, amend or terminate any Company Employee Benefit Plan.

(e) Each Company Employee Benefit Plan or other arrangement that is, in any part, a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been documented, operated and maintained in compliance with Section 409A of the Code and applicable guidance thereunder in all material respects. No Person has any current or contingent right against any of the Group Material Companies to be grossed up for, reimbursed for or otherwise indemnified or made whole for any Tax incurred by such Person, including under Sections 409A or 4999 of the Code or otherwise.

(f) Neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby could, either alone or in conjunction with any other event, result in the payment or provision of any amount or benefit that could, individually or in combination with any other amount or benefit, constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code).

(g) Section 3.15(g) of the Company Disclosure Schedules sets forth, as of the date hereof, all of each Group Material Company’s obligations with respect to any unpaid and accrued bonuses, severance and deferred compensation, whether or not accrued or funded (including deferred compensation payable as deferred purchase price).

Section 3.16 Insurance. As of the Execution Date, the Group Material Companies maintain property, casualty, workers’ compensation, professional lines, fidelity and other insurance with insurance carriers against operational risks and risks to the assets, properties and employees of the Group Material Companies with respect to the policy year that includes the Execution Date (collectively, the “Insurance Policies”). Each Insurance Policy is Enforceable against the applicable Group Material Company and no written notice of cancellation or termination has been received by any Group Material Company with respect to any such Insurance Policy. All premiums due under each such policy have been paid in accordance with the terms of each such Insurance Policy. No Group Material Company is in material breach or material default under, nor has any taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a material breach or material default

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under, or permit a material increase in premium, cancellation, material reduction in coverage, material denial or non-renewal with respect to, any Insurance Policy. During the twelve (12) months prior to the Execution Date, there have been no material claims by or with respect to any of the Group Material Companies under any Insurance Policy as to which coverage has been denied or disputed in any material respect by any of the underwriters of such Insurance Policy.

Section 3.17 Compliance with Laws; Permits.

(a) (i) Each Group Company is and, since the Lookback Date, has been in compliance in all material respects with all Laws and Orders applicable to the conduct of such Group Company, and (ii) since the Lookback Date, no Group Company has received any written or oral notice from any Person alleging a material violation of or noncompliance with any such Laws or Orders.

(b) To the Knowledge of the Company, each Group Material Company holds all material permits, licenses, registrations, approvals, consents, accreditations, waivers, exemptions, variances, certificates and authorizations of, or granted by, each applicable Governmental Entity required under Law for the ownership and use of its assets and properties or the conduct of its business as currently conducted (collectively, “Permits”), and is in compliance with all terms and conditions of such Permits, except where the failure to have such Permits would not be reasonably expected to be, individually or in the aggregate, material to the business of the Group Companies, taken as a whole. All of the Permits are valid and in full force and effect and none of the Permits will be terminated as a result of, or in connection with, the consummation of the transactions contemplated hereby. No Group Material Company is in default under any Permit and no condition exists that, with the giving of notice or lapse of time or both, would be reasonably expected to constitute a default under any Permit, and no Proceeding is pending or threatened in writing, to suspend, revoke, withdraw, modify or limit any Permit in a manner that has had or would reasonably be expected to have a material impact on the ability of the applicable Group Material Company to use such Permit or conduct its business. Each Permit will continue in full force and effect immediately following the Closing.

Section 3.18 Environmental Matters. (a) To the Knowledge of the Company, each Group Material Company is, and since the Lookback Date, has been in compliance in all material respects with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with any Permits required by Environmental Law; (b) (i) no Group Material Company has received any notice or Order regarding any material violation of, or material Liabilities under, any Environmental Law, and (ii) there are no pending or, to the Knowledge of the Company, threatened Proceedings against any of the Group Material Companies relating to a material violation of, or material Liabilities under, any Environmental Law; (c) no Group Material Company has used, generated, manufactured, distributed, sold, treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, exposed any Person to or owned, leased or operated any property or facility contaminated by, any Hazardous Materials, that has resulted in or would result in material Liability to any of the Group Material Companies under Environmental Law; and (d) no Group Material Company has assumed, undertaken or become subject to any material Liability of any other Person, or provided an indemnity with respect to any material Liability, in each case, under Environmental Law. The Group Material Companies have provided to the SPAC true and correct copies of all environmental and health and safety assessments, reports and audits and all other material environmental and health and safety documents relating to any of the Group Material Companies or their respective current or former properties, facilities or operations, that, in each case, are in any of the Group Material Companies’ possession or control.

Section 3.19 Title to and Sufficiency of Assets. Each Group Material Company has sole and exclusive, good and marketable title to, or, in the case of leased or subleased assets, an Enforceable leasehold interest in, or, in the case of licensed assets, a valid license in, all of its material personal property, assets, properties, rights and interests (whether real or personal), tangible or intangible, free and clear of all Liens other than Permitted Liens (collectively, the “Assets”). The Assets constitute all of the material assets, properties, rights and interests necessary to conduct the business of each of the Group Material Companies after the Closing, in all material respects, as it has been operated for the twelve (12) months prior to the Execution Date.

Section 3.20 Affiliate Transactions. Except for ordinary course employment relationships and compensation and benefits, (x) there are no Contracts (except for the applicable Governing Documents) between any of the Group Material Companies, on the one hand, and any Interested Party or any “immediate family” member (as such term is defined in Rule 16a-1 of the Exchange Act) of an Interested Party, on the other hand, and (y) no Interested Party

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or any “immediate family” member (as such term is defined in Rule 16a-1 of the Exchange Act) of an Interested Party (i) owes any amount to any Group Material Company, (ii) owns any property or right, tangible or intangible, that is used by any Group Material Company, or (iii) owns any direct or indirect interest of any kind in, or controls or is a director, officer, employee, manager, equityholder, partner or member of, or consultant to, or lender to or borrower from, or has the right to participate in the profits of, any Person which is a competitor, supplier or landlord of, any Group Material Company (other than in connection with ownership of less than two percent (2%) of the stock of a publicly traded company) (such transactions or arrangements described in clauses (x) and (y), “Affiliated Transactions”).

Section 3.21 Trade & Anti-Corruption Compliance.

(a) Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party Representative acting on behalf of the Company of any of its Subsidiaries, is or has been in the last five (5) years, a Sanctioned Person. Neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, managers or employees or any agent or third party Representative acting on behalf of the Company of any of its Subsidiaries, is or has been in the last five (5) years: (i) operating in, conducting business with or otherwise engaging in dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, in either case, in violation of applicable Sanctions in connection with the business of any Group Material Company; (ii) engaging in any export, re-export, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any required or applicable licenses or authorizations under applicable Laws; or (iii) otherwise in violation of (A) any applicable Sanctions, or (B) any applicable Law or U.S. anti-boycott requirements (together “Trade Controls”), in any case, in connection with the business of any Group Material Company.

(b) In the last five (5) years, in connection with or relating to the business of any Group Material Company, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any of the directors, officers, managers or employees of any Group Material Company or any agent or third party Representative acting on behalf of the Company or any of its Subsidiaries: (i) has made, authorized, solicited or received any bribe or any unlawful rebate, payoff, influence payment or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of monies or properties, (iii) has used or is using any funds for any illegal contributions, gifts, entertainment, hospitality, travel or other unlawful expenses, or (iv) has, directly or indirectly, made, offered, authorized, facilitated, received or promised to make or receive, any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage or anything else of value, regardless of form or amount, to or from any Governmental Entity or any other Person, in each case, in violation of applicable Anti-Corruption Laws.

(c) As of the Execution Date, there are no, and, since the Lookback Date, there have been no, Proceedings or Orders alleging any such violation of any Trade Controls or Anti-Corruption Laws by or on behalf of any Group Company.

Section 3.22 Data Protection.

(a) To the Knowledge of the Company, at all times since the Lookback Date, each of the Group Material Companies (i) has been in compliance with all Data Privacy and Security Requirements in all material respects, and (ii) has not been subject to any regulatory audits or investigations by any Governmental Entity relating to Data Privacy and Security Requirements. The Company and each of its Affiliates has taken commercially reasonable steps designed to ensure that all Personal Information in its possession and control is protected against unauthorized loss, access, use, modification, disclosure or other use or misuse, and there has been no alleged, suspected, potentially likely or actual Security Breach or other loss, theft or unauthorized access to or misuse of any Personal Information, and no Group Material Company has provided, or been required to provide, any notice to any data subject or Governmental Entity regarding Personal Information.

(b) To the Knowledge of the Company, each of the Group Material Companies has a valid and legal right (whether contractually, by Law or otherwise) to access or use all material Personal Information and material business data processed by or on behalf of such Group Material Company in connection with the use and/or operation of its products, services and business. Neither the Company nor any of its Affiliates has received any written requests, complaints or objections to its collection or use of Personal Information from any data protection

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authority or any other third party (including data subjects). No individual has been awarded compensation from the Company or any of its Affiliates for a violation of any Data Privacy and Security Requirements, and no written claim for such compensation is outstanding.

(c) Neither the Company nor any of its Affiliates “sells” any Personal Information as such term is defined under applicable Data Privacy and Security Requirements, except in a manner that complies with the applicable Data Privacy and Security Requirements. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein comply, and will comply, in all material respects, with all Data Privacy and Security Requirements and other applicable contractual commitments related to the privacy and security of Personal Information to which the Company or any of its Affiliates are bound.

Section 3.23 Information Technology.

(a) The IT Systems and all Proprietary Software: (i) are in sufficiently good working order and operate and perform in accordance with their respective documentation and functional specifications in all material respects and otherwise as required by the Company or any of its Affiliates and are sufficient for the operation of their respective businesses as currently conducted, including as to capacity, scalability and ability to meet current and anticipated peak volumes in a timely manner, and (ii) are free from any “back door”, “drop dead device”, “time bomb”, “Trojan horse”, “virus”, “ransomware” or “worm” (as such terms are commonly understood in the software industry) or other malicious code.

(b) The Company and each of its Affiliates has implemented with respect to its IT Systems commercially reasonable backup, security and disaster recovery technology consistent with generally accepted industry practices. The Company and each of its Affiliates has taken commercially reasonable steps (i) to protect the confidentiality, integrity, accessibility and security of the IT Systems from any theft, corruption, loss or unauthorized use, access, interruption or modification by any Person, and (ii) to protect the IT Systems from any bugs, viruses, malware or other harmful, disabling or disruptive code, routine or process. The Company and each of its Affiliates has in place commercially reasonable back-up, disaster recovery and business continuity plans, policies and procedures, and such plans, policies and procedures are regularly reviewed, updated and practiced (including, for example, via simulations and training exercises).

(c) Since the Lookback Date, there has been no alleged, suspected, potentially likely or actual Security Incident or Security Breach of or unauthorized access to the IT Systems, and with respect to any of the IT Systems, there has not been any failure, breakdown, continued substandard performance or other adverse event affecting the same that have caused a material disruption or interruption in or to the use thereof or in or to the conduct of the business of the Company or any of its Affiliates that has not been remedied or replaced in all material respects.

Section 3.24 Regulatory Compliance.

(a) There are no Proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged violation by any Group Material Company of the Federal Food, Drug, and Cosmetic Act, the Public Health Service Act, the Laws of the U.S. Food and Drug Administration (“FDA”), the Controlled Substances Act or any other similar Law promulgated by the FDA or other comparable Governmental Entity responsible for regulation of the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation of drug or medical device products (each, a “Device Regulatory Agency”).

(b) Each Group Material Company holds all required Permits issuable by any Device Regulatory Agency necessary for the conduct of the business of such Group Material Company as currently conducted, and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Group Material Company Product Candidates”) (such Permits, collectively, the “Group Material Company Regulatory Permits”), and no such Group Material Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated, or (ii) modified in any adverse manner. Section 3.24 of the Company Disclosure Schedules identifies and lists each (A) Group Material Company Regulatory Permit, and (B) Group Material Company Product Candidate. Each applicable Group Material Company has timely maintained and is in compliance in all material respects with the Group Material Company Regulatory Permits thereof and has not, since the Lookback Date, received any written notice or correspondence or, to the Knowledge of the Company,

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other communication from any Device Regulatory Agency regarding (w) any material violation of or failure to comply materially with any term or requirement of any Group Material Company Regulatory Permit, or (x) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Group Material Company Regulatory Permit. The Company has provided to the SPAC, either directly or through the Company SEC Reports, all information requested by the SPAC in any Group Material Company’s possession or control relating to Group Material Company Product Candidates and the development, testing, manufacturing, processing, storage, labeling, sale, marketing, advertising, distribution and/or importation or exportation of Group Material Company Product Candidates, including complete copies of the following (to the extent there are any): (y) adverse event reports; pre-clinical, clinical and other study reports and material study data; inspection reports, notices of adverse findings, untitled letters, warning letters, filings and letters and other written correspondence to and from any Device Regulatory Agency and meeting minutes with any Device Regulatory Agency, and (z) similar reports, material study data, notices, letters, filings, correspondence and meeting minutes with any other Governmental Entity. All such information is accurate and complete.

(c) To the extent applicable, all clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, any Group Material Company, or in which any Group Material Company or any of its current products or product candidates, including the Group Material Company Product Candidates, have participated, were conducted, since the Lookback Date, and, if still pending, are being conducted, in accordance in all material respects with standard medical and scientific research procedures, in accordance in all material respects with the applicable protocols and in compliance in all material respects with the applicable regulations of the Device Regulatory Agencies and other applicable Laws, including 21 C.F.R. Parts 11, 50, 54, 56, 58, 312 and 812. Since the Lookback Date, no Group Material Company has received any written notices, correspondence or other communications from any Device Regulatory Agency, other Governmental Entity, institutional review board, ethics committee or safety monitoring committee requiring or, to the Knowledge of the Company, threatening to initiate any Proceeding to place a clinical hold order on, or otherwise terminate, delay or suspend, any clinical studies conducted by or on behalf of, or sponsored by, any Group Material Company, or in which any Group Material Company or any of its current products or product candidates, including the Group Material Company Product Candidates, have participated. Further, no clinical investigator, researcher or clinical staff participating in any clinical study conducted by or, to the Knowledge of the Company, on behalf of any Group Material Company has been disqualified from participating in studies involving any of the Group Material Company Product Candidates, and, to the Knowledge of the Company, no such administrative action to disqualify such clinical investigators, researchers or clinical staff has been threatened.

(d) No Group Material Company is, and, to the Knowledge of the Company, no contract manufacturer with respect to any Group Material Company Product Candidate is, the subject of any pending or, to the Knowledge of the Company, threatened Proceeding in respect of its business or products, including any Group Material Company Product Candidates, by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) (as amended) or by any other Device Regulatory Agency under a comparable policy. No Group Material Company has, and, to the Knowledge of the Company, no contract manufacturer, nor any of their respective officers, employees or agents has, with respect to any Group Material Company Product Candidate, committed any act, made any statement or failed to make any statement, in each case, in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy (as amended), or a comparable policy of any other Device Regulatory Agency. None of any Group Material Company, and, to the Knowledge of the Company, any contract manufacturer with respect to any Group Material Company Product Candidate, or any of their respective officers, employees or agents is currently or has been debarred or convicted of any crime or is engaging or has engaged in any conduct that could result in a debarment or exclusion under (i) 21 U.S.C. Section 335a, or (ii) any similar applicable Law. No debarment or exclusionary claims, actions, proceedings or investigations in respect of the business or products of any Group Material Company are pending or, to the Company’s Knowledge, threatened, nor is any such Proceeding pending or, to the Knowledge of the Company, threatened with respect to any contract manufacturer with respect to any Group Material Company Product Candidate, or any of their respective officers, employees or agents.

(e) All manufacturing operations conducted by or, to the Knowledge of the Company, for the benefit of any Group Material Company in connection with any Group Material Company Product Candidate, since the Lookback Date, have been and are being conducted in compliance in all material respects with applicable

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Laws, including the FDA’s standards for current good manufacturing practices, including applicable requirements contained in 21 C.F.R. Parts 210, 211 and 600-610 and the respective counterparts thereof promulgated by Governmental Entities in countries outside the United States.

(f) Neither any Group Material Company nor, to the Knowledge of the Company, any manufacturing site of a contract manufacturer or laboratory, with respect to any Group Material Company Product Candidate, (i) is subject to a Device Regulatory Agency shutdown or import or export prohibition, or (ii) has received any Form FDA 483, notice of violation, warning letter, untitled letter, reviews (including data integrity reviews) or similar correspondence or notice from the FDA or other Device Regulatory Agency alleging or asserting noncompliance with any applicable Law, in each case, that have not been complied with or closed to the satisfaction of the relevant Device Regulatory Agency, and, to the Knowledge of the Company, neither the FDA nor any other Device Regulatory Agency is considering such action.

(g) The Company is the “Ultimate Parent Entity” of the “Acquired Person”, in each case, as such term is defined in the HSR Act and related regulations, including 16 C.F.R. Sections 801.1(a)(3) and 801.2(b), and such “Acquired Person” does not have either total assets or annual net sales of $222.7 million or more, as determined under the HSR Act and related regulations, including 16 C.F.R. Section 801.11.

Section 3.25 SEC Filings; Sarbanes-Oxley.

(a) Since the Lookback Date, the Company and each other applicable Group Company has filed all forms, reports, schedules, registration statements, prospectuses, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC or the OTCQX, together with any amendments, restatements or supplements thereto (collectively, the “Company SEC Reports”), and each of them will file all such Company SEC Reports required to be filed by the SEC and/or the OTCQX subsequent to the date of this Agreement. The Company has heretofore furnished to the SPAC true and correct copies of all amendments and modifications that have not been filed by or on behalf of the applicable Group Company with the SEC, which amendments and modifications were not material, to all agreements, documents and other instruments that previously had been filed by or on behalf of the applicable Group Company with the SEC and are currently in effect. As of their respective filing dates, or, if amended, as of the date of such amendment, the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) As of the date hereof, there are no outstanding comments from the SEC with respect to any of the Company SEC Reports. To the Knowledge of the Company, none of the Company SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof. None of (i) the Company SEC Reports contained, when filed or, if amended prior to the Execution Date, as of the date of such amendment with respect to those disclosures that were amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) any other Company SEC Reports, filed after the Execution Date and prior to the Closing, will contain, when filed or, if amended prior to the Closing, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All Company SEC Reports filed after the Execution Date and prior to the Closing, when filed, or if amended prior to the Closing, as of the date of such amendment with respect to those disclosures that are amended, will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to each such Company SEC Report (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder).

(c) The Company and each other applicable Group Company are in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the OTCQX, including with respect to the Company Shares.

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(d) As of the Execution Date, (i) the Company Shares are quoted on the OTCQX, (ii) the Company has not received any written deficiency notice from the OTCQX or any operator thereof relating to the continued listing requirements of the Company Shares, (iii) there are no Proceedings pending or threatened in writing against any Group Company by the Financial Industry Regulatory Authority with respect to any intention by any such entity to suspend, prohibit or terminate the quoting of any Company Shares on the OTCQX, and (iv) the Company Shares are not subject to any DTC “chill” designation or similar restriction on the clearing of the Company Shares through DTC.

(e) The operations of the Group Companies are and have been conducted at all times in compliance with any applicable anti-money laundering Laws, and no Proceeding involving any Group Company with respect to anti-money laundering Laws is pending or, to the Knowledge of the Company, threatened.

Section 3.26 Inspections; Non-Reliance. The Company is an informed and sophisticated Person, and has engaged advisors experienced in transactions such as the Transactions. The Company has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement (as applicable). The Company agrees to engage in the transactions contemplated by this Agreement based upon, and has relied on, its own inspection and examination of the SPAC Parties’ business and on the accuracy of the representations and warranties of the SPAC Parties set forth in (a) Article IV, (b) any Ancillary Agreement to which any SPAC Party is a party, or (c) any certificate delivered by or on behalf of any SPAC Party pursuant to this Agreement or any such Ancillary Agreement, and disclaims reliance upon any express or implied representations or warranties of any nature made by any SPAC Party or their respective Affiliates or Representatives, except for those set forth in (i) Article IV, (ii) any Ancillary Agreement to which any SPAC Party is a party, or (iii) any certificate delivered by or on behalf of any SPAC Party pursuant to this Agreement or any such Ancillary Agreement. Notwithstanding the foregoing or anything else in this Agreement, claims or allegations arising from or relating to Fraud on the part of any SPAC Party shall not be subject to this Section 3.26.

Section 3.27 Opinion of Financial Advisor. The Company Board has received the opinion of the Fairness Opinion Provider, which was addressed to the Company Board with the SPAC Board on copy, to the effect that, as of the date of such opinion, and based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation thereof as set forth therein, the Transaction Share Consideration to be received by the Company Stockholders in the Merger is fair from a financial point of view to the Company Stockholders (the “Fairness Opinion”).

Section 3.28 No Other Representations and Warranties. Except as expressly set forth in this Article III (including the related portions of the Company Disclosure Schedules), the Ancillary Agreements to which any Group Company is a party and any certificates delivered by any Group Company pursuant to the terms hereof or thereof, neither the Company nor any Affiliate thereof has made or makes any representation or warranty, express or implied, at law or in equity, in respect of any of the Group Companies or their respective businesses, including with respect to (a) merchantability or fitness for any particular purpose, (b) accuracy and completeness of any information provided or made available to any SPAC Party or any of its representatives or affiliates (including, for this purpose, any information, documents or material provided or made available to any SPAC Party or any of its representatives or affiliates in any data room, management presentation or the like), and (c) any estimates, projections or other forecasts and plans, and any such other representations and warranties are hereby expressly disclaimed to the extent any such representation or warranty is not expressly set forth in this Article III (including the related portions of the Company Disclosure Schedules), the Ancillary Agreements to which any Group Company is a party or any certificates delivered by any Group Company pursuant to the terms hereof or thereof. Notwithstanding anything to the contrary in this Agreement, nothing in this Section 3.28 shall limit any claim or cause of action (or recovery in connection therewith) with respect to fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SPAC PARTIES

As an inducement to the Company to enter into this Agreement and consummate the transactions contemplated hereby, except as set forth in the applicable section of the SPAC Disclosure Schedules or as disclosed in the SPAC SEC Documents and publicly available (x) prior to the Execution Date, for representations and warranties made on the Execution Date, and (y) prior to the Closing Date, for representations and warranties made

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on the Closing Date, in each case excluding disclosures referred to in “Forward-Looking Statements” and “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements, each of the SPAC Parties hereby represents and warrants to the Company as follows as of the Execution Date and as of the Closing Date (except as to any representations and warranties that specifically relate to an earlier date, in which case, such representations and warranties were true and correct as of such earlier date):

Section 4.1 Organization; Authority; Enforceability.

(a) Each of the SPAC and Merger Sub is a corporation and is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b) The SPAC Parties have all the requisite corporate power and authority to own, lease and operate their respective assets and properties and to carry on their respective businesses as presently conducted in all material respects.

(c) Each SPAC Party is duly qualified, licensed or registered to do business under the Laws of each jurisdiction in which the conduct of its business or location of its assets and/or properties makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, reasonably be expected to be material to the SPAC Parties, taken as a whole.

(d) No SPAC Party is in violation of its Governing Documents, except as would not be material, nor is it the subject of any bankruptcy, dissolution, liquidation, reorganization or similar proceeding.

(e) Each SPAC Party has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and to perform its obligations hereunder and thereunder, and, subject to the receipt of the SPAC Required Vote approving the Required SPAC Stockholder Voting Matters, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which a SPAC Party is or will be a party, and, subject to the receipt of the SPAC Required Vote approving the Required SPAC Stockholder Voting Matters, the consummation of the Transactions, have been duly authorized by all necessary corporate actions, as applicable, including by the SPAC Board and the board of directors of Merger Sub. This Agreement has been (and each of the Ancillary Agreements to which any SPAC Party is or will be a party is or will be) duly executed and delivered by such SPAC Party and are or will be Enforceable against such SPAC Party. No other corporate actions on the part of the SPAC, except for the SPAC Required Vote approving the Required SPAC Stockholder Voting Matters, are necessary to approve and authorize the execution, delivery or performance of this Agreement and the Ancillary Agreements to which the SPAC is or will be a party or the consummation of the Transactions.

(f) A correct and complete copy of the Existing SPAC Charter, as in effect on the Execution Date, is filed as Exhibit 3.1 to the Form 10-Q filed by the SPAC with the SEC on August 29, 2023. A correct and complete copy of the SPAC Bylaws, as in effect on the Execution Date, is filed as Exhibit 3.2 to the Form 10-K filed by the SPAC with the SEC on April 25, 2023.

Section 4.2 Non-contravention. Subject to the receipt of the SPAC Required Vote approving the Required SPAC Stockholder Voting Matters, and assuming the truth and accuracy of the Company’s representations and warranties contained in Section 3.1(a), neither the execution and delivery of this Agreement or any Ancillary Agreement to which a SPAC Party is a party nor the consummation of the Transactions by any SPAC Party will (a) conflict with or result in any material breach of any provision of the Governing Documents of any SPAC Party; (b) other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, and (ii) the filing with the SEC of (A) the Registration Statement/Proxy Statement and the declaration of the effectiveness thereof by the SEC and the Company Proxy Statement and the clearance of any comments from the SEC thereon, (B) any registration statements as may be required under the Amended and Restated Registration Rights Agreement or any other Ancillary Agreement, and (C) such reports under Section 13(a) or Section 15(d) of the Exchange Act as may be required in connection with this Agreement, the Ancillary Agreements or the Transactions, require any material filing with, or the obtaining of any material consent or approval of, any Governmental Entity or other Person; (c) result in a material violation of or a material default (or give rise to any right of termination, cancellation or acceleration) under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license agreement, lease or other Contract to which any SPAC Party is a party or by

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which any SPAC Party or any of its assets may be bound; (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of any SPAC Party; or (e) except for violations which would not prevent or delay the consummation of the transactions contemplated hereby, violate in any material respect any Law, Order or Lien applicable to any SPAC Party, excluding from the foregoing clauses(b), (c), (d) and (e) such requirements, violations, defaults or Liens which would not reasonably be expected to be material to the SPAC Parties, taken as a whole, or materially affect any SPAC Party’s ability to perform its obligations under this Agreement and the Ancillary Agreements to which it is or will be a party or to consummate the Transactions.

Section 4.3 Litigation. Except as set forth in Section 4.3 of the SPAC Disclosure Schedules, there have not been since the Lookback Date, and there are no, Proceedings or Orders (including those brought or threatened by or before any Governmental Entity) pending or, to the Knowledge of the SPAC, threatened against any SPAC Party or any of their respective properties at Law or in equity that, if decided or resolved in an adverse manner, would be material to the SPAC Parties, taken as a whole.

Section 4.4 Brokerage. Except for fees (including a good faith estimate of the amounts due and payable assuming the Closing occurs) set forth in Section 4.4 of the SPAC Disclosure Schedules (which fees shall, subject to Section 6.11, be the sole responsibility of the SPAC), no broker, finder, financial advisor, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the SPAC or any of its Affiliates for which any SPAC Party has any obligation.

Section 4.5 Business Activities.

(a) Since its incorporation, no SPAC Party has conducted any material business activities other than activities directed toward the accomplishment of the SPAC’s initial public offering and a Business Combination. Except as set forth in the SPAC Governing Documents, there is no Contract, commitment or Order binding upon any SPAC Party or to which any SPAC Party is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the SPAC Parties or any acquisition of property by the SPAC Parties or the conduct of business by the SPAC Parties after the Closing, other than such effects, individually or in the aggregate, which are not, and would not reasonably be expected to be, material to the SPAC Parties.

(b) Except for this Agreement and the Transactions, no SPAC Party has any interests, rights, obligations or Liabilities with respect to, and the SPAC is not party to or bound by, nor are its assets or property subject to, in each case, whether directly or indirectly, any Contract or transaction which is, or could reasonably be interpreted as constituting, a Business Combination. Other than as set forth in this Agreement, the SPAC Parties have not, directly or indirectly (whether by merger, consolidation or otherwise), acquired, purchased, leased or licensed (or agreed to acquire, purchase, lease or license) any business, corporation, partnership, association or other business organization or division or part thereof.

(c) The SPAC Parties have no Liabilities that are required to be disclosed on a balance sheet in accordance with GAAP, other than (i) Liabilities expressly set forth in or reserved against in the balance sheet of the SPAC as of September 30, 2023, which is included in the SPAC SEC Documents (the “SPAC Balance Sheet”); (ii) Liabilities arising under this Agreement, the Ancillary Agreements or the performance by any of the SPAC Parties of their respective obligations hereunder or thereunder; (iii) Liabilities which have arisen after the date of the SPAC Balance Sheet in the Ordinary Course of Business (none of which results from, arises out of or was caused by any breach of warranty or Contract, infringement or violation of Law); and (iv) Liabilities for fees, costs and expenses for advisors, vendors and Affiliates of any of the SPAC Parties or the Sponsor, including with respect to legal, accounting or other advisors incurred by any of the SPAC Parties or the Sponsor in connection with the Transactions or similar transactions pursued by the SPAC prior to the date hereof.

Section 4.6 Compliance with Laws. The SPAC Parties are, and have been since their incorporation date, in compliance in all material respects with all Laws and Orders applicable to the conduct of the SPAC Parties, and the SPAC Parties have not received any written notices from any Governmental Entity or any other Person alleging a material violation of or noncompliance with any such Laws or Orders.

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Section 4.7 Organization of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and, other than as a result of the entry into this Agreement, has not conducted any business activities, and has no assets or Liabilities, other than those incidental to its formation.

Section 4.8 Ta x Matters.

(a) Each of the SPAC Parties has filed all Income Tax Returns and other material Tax Returns required to be filed thereby with the appropriate Governmental Entity pursuant to applicable Laws (taking into account any validly obtained extension of time within which to file). All Income Tax Returns and other material Tax Returns filed by each of the SPAC Parties are true, correct and complete in all material respects and have been prepared in material compliance with all applicable Laws. All material amounts of Taxes due and payable by any of the SPAC Parties (taking into account applicable extensions) and for which the applicable statute of limitations remains open have been paid (whether or not shown as due and payable on any Tax Return) to the appropriate Governmental Entity.

(b) Except as set forth in Section 4.8(b) of the SPAC Disclosure Schedules, each of the SPAC Parties has properly withheld or collected and paid to the applicable Governmental Entity all material amounts of Taxes required to have been withheld and paid by it in connection with any amounts paid or owing to any employee, individual independent contractor, creditor, equityholder or other third party, and has otherwise complied in all material respects with all applicable Laws relating to such withholding, collection and payment of Taxes.

(c) None of the SPAC Parties has received any written claim made by a Governmental Entity in a jurisdiction where a SPAC Party does not file a particular type of Tax Return, or pay a particular type of Tax, that any SPAC Party is or may be subject to taxation of that type by, or required to file that type of Tax Return in, that jurisdiction that has not been settled or resolved.

(d) None of the SPAC Parties is currently, nor has any been within the last five (5) years, the subject of any Proceeding with respect to any Taxes or Tax Returns of or with respect to such entity, no such Proceeding is pending, and, to the Knowledge of the SPAC, no such Proceeding has been threatened, in each case, that has not been settled or resolved.

(e) Except for extensions resulting from the extension of the time to file any applicable Tax Return, there are no outstanding agreements extending or waiving the statute of limitations applicable to any Tax or Tax Return with respect to any of the SPAC Parties or extending a period of Tax collection, assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired, and no written request for any such waiver or extension is currently pending. None of the SPAC Parties is the beneficiary of any extension of time (other than a validly obtained extension of time not requiring the consent of the applicable Governmental Entity or other extension of time obtained in the Ordinary Course of Business) within which to file any Tax Return not previously filed. No private letter ruling, administrative relief, technical advice or other similar ruling or request has been granted or issued by, or is pending with, any Governmental Entity that relates to the Taxes or Tax Returns of any SPAC Party.

(f) There is no Lien for Taxes on any of the assets of the SPAC Parties, other than Permitted Liens.

(g) The unpaid Taxes of each of the SPAC Parties have been properly accrued in accordance with the terms of the Trust Agreement.

(h) Since the date of its incorporation, the SPAC has at all times been classified for all U.S. federal and applicable state and local tax purposes as a subchapter C corporation.

(i) None of the SPAC Parties has taken any action to, nor, to the Knowledge of the SPAC, are there any facts or circumstances that would reasonably be expected to, prevent the Merger from qualifying for the Intended Tax Treatment.

Section 4.9 SPAC Capitalization.

(a) Section 4.9(a) of the SPAC Disclosure Schedules sets forth the authorized and outstanding Equity Interests of each of the SPAC and Merger Sub (including the number and class or series (as applicable) of such Equity Interests) as of the Execution Date. The Equity Interests set forth in Section 4.9(a) of the SPAC Disclosure Schedules comprise all of the authorized capital stock or other Equity Interests of each of the SPAC and Merger Sub that are issued and outstanding, in each case, as of the Execution Date.

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(b) As of the date of this Agreement, except as set forth in Section 4.9(a) of the SPAC Disclosure Schedules, there are no outstanding options, warrants, Contracts, calls, puts, rights to subscribe, convertible securities, distribution interest, phantom equity, equity-based performance interest, profit participation, restricted Equity Interest, other equity-based compensation award, equity appreciation rights, conversion rights or other similar rights to which any SPAC Party is a party or which are binding upon any SPAC Party, or any agreement, arrangement or commitment of any character, whether or not contingent, of any SPAC Party, providing for the offer, issuance or sale, repurchase, acquisition, redemption, exchange, conversion, voting, transfer, disposition or acquisition of any of its Equity Interests (other than this Agreement), or any right to make an investment in any other Person (other than this Agreement).

(c) Except for the Equity Interests that the SPAC holds in Merger Sub, which constitute one hundred percent (100%) of Merger Sub’s issued and outstanding Equity Interests, the SPAC does not hold any direct or indirect Equity Interests, participation or voting rights or other investment (whether debt, equity or otherwise) in any Person (including any Contract in the nature of a voting trust or similar agreement or understanding).

(d) No SPAC Party is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any Equity Interests, either of itself or of another Person (other than the SPAC Share Redemption and pursuant to the Put Option Agreement).

(e) No SPAC Party is a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Equity Interests.

(f) There are no contractual equityholder preemptive or similar rights, rights of first refusal, rights of first offer or registration rights in respect of the Equity Interests of any SPAC Party.

(g) There are no outstanding bonds, debentures, notes or other debtor obligations, the holders of which have the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) with holders of Equity Interests of any SPAC Party on any matter. The SPAC has no obligations with respect to or under any indebtedness for borrowed money.

(h) No SPAC Party has violated any applicable securities Laws or any preemptive or similar rights created by Law, Governing Document or Contract to which any SPAC Party is a party (or by which it is bound) in connection with the offer, sale, issuance or allotment of any of its Equity Interests.

(i) All of the Equity Interests of each SPAC Party (i) were issued in compliance with all applicable Laws, (ii) have been duly authorized and validly issued, and (iii) were not issued in breach or violation of any Contract, preemptive rights, call options, rights of first refusal, rights of first offer, subscription rights, transfer restrictions or similar rights of any Person (other than Securities Liens) or applicable Law.

(j) The SPAC New Shares (and any other Equity Interests of the SPAC) to be issued to the holders of the Company’s Equity Interests pursuant to this Agreement will, upon issuance and delivery of the same at the Closing, (i) be duly authorized and validly issued, and fully paid and nonassessable, (ii) be issued in compliance with applicable Law, (iii) not be issued in breach or violation of any preemptive rights (or similar rights) created by Law, Governing Documents or Contract, and (iv) be issued to holders of the Company’s Equity Interests such that such holders hold such SPAC New Shares (and any other such Equity Interests of the SPAC) with good and valid title, free and clear of any Liens other than (I) Securities Liens, and (II) any restrictions set forth in the Governing Documents of the SPAC, in any Ancillary Agreement, or as otherwise agreed in writing by any such holder.

Section 4.10 Information Supplied; Registration Statement/Proxy Statement. The information supplied or to be supplied by or on behalf of the SPAC Parties for inclusion or incorporation by reference in the Registration Statement/Proxy Statement and the Company Proxy Statement shall not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein (a) not misleading at the time the Registration Statement/Proxy Statement is declared effective by the SEC, (b) not misleading at the time the Company Proxy Statement is declared effective by the SEC, and (c) not misleading, in light of the circumstances in which they are made, at the time of the SPAC Special Meeting, the Company Special Meeting or the Closing (subject, in each case, to the qualifications and limitations set forth in the materials provided by or on behalf of any of the SPAC Parties or that are included in such filings and/or mailings); provided, that, for the avoidance of doubt, no warranty or representation is made by any of the SPAC Parties with respect to statements made or incorporated by reference in the Registration Statement/Proxy Statement (or any amendment or supplement thereto) based
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on information supplied by any of the Group Companies or any other party or any of their respective Affiliates for inclusion therein. Assuming the truth and accuracy of the information (x) provided by or on behalf of the Group Companies for inclusion therein, and (y) in the Company Proxy Statement, the Registration Statement/Proxy Statement will, at the time it is mailed to the SPAC Stockholders, comply in all material respects with the applicable requirements of the Exchange Act and the rules and regulations of the SEC thereunder applicable to the Registration Statement/Proxy Statement.

Section 4.11 Trust Account. As of the close of business on the day prior to the Execution Date, the SPAC has at least $6,850,000 (the “Trust Amount”) in the Trust Account, with such funds invested in United States government securities, in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 or in cash, and held in trust by the Trustee pursuant to the Trust Agreement. The Trust Agreement is in full force and effect and is Enforceable against the SPAC. Except as set forth in Section 4.11 of the SPAC Disclosure Schedules, the Trust Agreement has not been terminated, repudiated, rescinded, amended, supplemented or modified, in any respect, by the SPAC or the Trustee, and no such termination, repudiation, rescission, amendment, supplement or modification is contemplated by the SPAC. The SPAC has sufficient funds in the Trust Account to comply with all of its obligations under the SPAC Governing Documents and the Trust Agreement. The SPAC is not a party to or bound by any side letters with respect to the Trust Agreement or (except for the Trust Agreement) any Contracts, arrangements or understandings, whether written or oral, with the Trustee or any other Person that would (a) cause the description of the Trust Agreement in the SPAC SEC Documents to be inaccurate in any material respect, or (b) entitle any Person (other than (i) the SPAC Stockholders who shall have exercised their respective rights to participate in the SPAC Share Redemption, (ii) the underwriters of the SPAC’s initial public offering who are entitled to a deferred underwriting discount, and (iii) the SPAC, with respect to income earned on the proceeds in the Trust Account to cover any of its Tax obligations and up to $100,000 of interest on such proceeds to pay dissolution expenses), to any portion of the proceeds in the Trust Account. There are no proceedings (or, to the Knowledge of the SPAC, investigations) pending or, to the Knowledge of the SPAC, threatened with respect to the Trust Account.

Section 4.12 SPAC SEC Documents; Financial Statements; Controls.

(a) The SPAC has timely filed or furnished all SPAC SEC Documents required to be filed or furnished by it with the SEC pursuant to the Securities Act or the Exchange Act, as applicable, since the consummation of the initial public offering the SPAC’s securities. As of their respective dates, each of the SPAC SEC Documents (including all financial statements included therein and documents incorporated by reference therein, other than exhibits) complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such SPAC SEC Documents (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder). None of (i) the SPAC SEC Documents contained, when filed or, if amended prior to the Execution Date, as of the date of such amendment with respect to those disclosures that were amended, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or (ii) any other SPAC SEC Documents, filed after the Execution Date and prior to the Closing, will contain, when filed or, if amended prior to the Closing, as of the date of such amendment with respect to those disclosures that are amended, any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. All SPAC SEC Documents filed after the Execution Date and prior to the Closing, when filed, or if amended prior to the Closing, as of the date of such amendment with respect to those disclosures that are amended, will comply in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to each such SPAC SEC Document (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder). There are no outstanding or unresolved comments in comment letters received from the SEC with respect to the SPAC SEC Documents. To the Knowledge of the SPAC, as of the Execution Date, neither the SEC nor other Governmental Entity is conducting any investigation or review of any SPAC SEC Document. Since the consummation of the initial public offering of the SPAC, all comment letters received by the SPAC from the SEC or the staff thereof, and all responses to such comment letters filed by or on behalf of the SPAC, are publicly available on the SEC’s EDGAR website.

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(b) The SPAC SEC Documents contain true and complete copies of the SPAC’s financial statements. Each of the financial statements of the SPAC included in the SPAC SEC Documents, including all notes and schedules thereto, complied in all material respects, when filed or, if amended prior to the Execution Date, as of the date of such amendment, with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable), were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the Exchange Act), in the case of audited financials, were audited in accordance with the standards of the PCAOB and fairly present in all material respects in accordance with applicable requirements of GAAP (subject, in the case of unaudited statements, to normal year-end audit adjustments) the financial position of the SPAC, as of their respective dates and the results of operations and the cash flows of the SPAC for the periods presented therein.

(c) The books of account and other financial records of the SPAC have been kept accurately in all material respects in the Ordinary Course of Business, the transactions entered therein represent bona fide transactions and the revenues, expenses, assets and liabilities of the SPAC have been properly recorded therein in all material respects. The SPAC maintains a system of Internal Controls sufficient to provide reasonable assurance (i) that its transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied, (ii) that transactions thereof are executed only in accordance with the authorization of management thereof, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of its properties or assets.

(d) Except as set forth in Section 4.12(d) of the SPAC Disclosure Schedules, none of the SPAC, its independent accountant or board of directors (or the audit committee thereof) has identified or been made aware of any (i) “significant deficiency” in the Internal Controls of any SPAC Party, (ii) “material weakness” in the Internal Controls of any SPAC Party, (iii) fraud, whether or not material, that involves any SPAC Party’s management or other employees who have a significant role in the Internal Controls of any SPAC Party or (iv) complaints regarding a violation of accounting procedures, internal accounting controls or auditing matters, including from employees of any SPAC Party regarding questionable accounting, auditing or legal compliance matters. The Company acknowledges and agrees that any restatement, revision or other modification of the SPAC SEC Documents or the SPAC’s financial statements which result solely from any agreements, orders, comments or other guidance from the staff of the SEC regarding the accounting policies of the SPAC that are generally applicable to special purpose acquisition companies or entities similar to the SPAC shall not be considered a violation of, or contradictory to, this representation, for the purposes of this Agreement.

(e) Since the consummation of the initial public offering of the SPAC’s securities, the SPAC has timely filed all certifications and statements required by (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act, or (ii) 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002) with respect to any SPAC SEC Document. Each such certification is correct and complete. The SPAC maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act, and such controls and procedures are reasonably designed to ensure that all material information concerning the SPAC is made known on a timely basis to the individuals responsible for the preparation of the SPAC’s SEC filings. As used in this Section 4.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(f) The SPAC has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

Section 4.13 Listing. Except as set forth in Section 4.13 of the SPAC Disclosure Schedules, (a) since its initial public offering, the SPAC has complied, and is currently in compliance, in all material respects with all applicable listing and corporate governance rules and regulations of the Stock Exchange, (b) the classes of securities representing issued and outstanding SPAC Shares and SPAC Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Stock Exchange. (c) there is no Proceeding pending or, to the Knowledge of the SPAC, threatened against the SPAC by the Stock Exchange or the SEC with respect to any intention by such entity to deregister the SPAC Public Securities or prohibit or terminate the listing of the SPAC Public Securities on the Stock Exchange, (d) the SPAC has taken no action (that has not been fully resolved) that would reasonably be likely to result in the termination of the registration of the SPAC Public Securities under the

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Exchange Act (other than in connection with the Transactions), and (e) the SPAC has not received any written or, to the Knowledge of the SPAC, oral deficiency notice from the Stock Exchange relating to non-compliance with the continued listing requirements of the SPAC Public Securities.

Section 4.14 Investment Company; Emerging Growth Company. The SPAC is not an “investment company” within the meaning of the Investment Company Act of 1940. The SPAC constitutes an “emerging growth company” within the meaning of the JOBS Act and a “smaller reporting company” under the Exchange Act.

Section 4.15 Inspections; Non-Reliance. The SPAC is an informed and sophisticated purchaser, and has engaged advisors, experienced in the evaluation and investment in businesses such as the Group Companies’ business. The SPAC has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement (as applicable). The SPAC agrees to engage in the transactions contemplated by this Agreement based upon, and has relied on, its own inspection and examination of the Group Companies’ business and on the accuracy of the representations and warranties of the Company set forth in (a) Article III, (b) any Ancillary Agreement to which any Group Company is a party, or (c) any certificate delivered by or on behalf of any Group Company pursuant to this Agreement or any such Ancillary Agreement, and disclaims reliance upon any express or implied representations or warranties of any nature made by the Group Companies or their respective Affiliates or representatives, except for those set forth in (i) Article III, (ii) any Ancillary Agreement to which any Group Company is a party, or (iii) any certificate delivered by or on behalf of any Group Company pursuant to this Agreement or any such Ancillary Agreement. Notwithstanding the foregoing or anything else in this Agreement, claims or allegations arising from or relating to Fraud on the part of the Company shall not be subject to this Section 4.15.

Section 4.16 Related Person Transactions. Other than the private placement of Equity Interests in connection with the SPAC’s initial public offering, there are no transactions or Contracts, or series of related transactions or Contracts, between the Sponsor or any of its Affiliates, on the one hand, and any SPAC Party, any officer, director, manager or Affiliate of any SPAC Party, or, to the Knowledge of the SPAC, any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC that has not been disclosed by the SPAC in the SPAC SEC Documents.

Section 4.17 Employees. Each of the SPAC and Merger Sub has no (and has not at any point had any) employees on its payroll, and has not retained any individual independent contractors, other than consultants, agents and advisors in the Ordinary Course of Business. Other than reimbursement of any out-of-pocket expenses incurred by the SPAC’s officers and directors in connection with activities on the SPAC’s behalf, no SPAC Party has any unsatisfied liability with respect to any such officer or director. Each of the SPAC and Merger Sub has not, at any time, maintained, sponsored or contributed to any employee benefit plan. Neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or upon the occurrence of any additional or subsequent events or the passage of time) will (a) cause any compensatory payment or benefit, including any retention, bonus, fee, distribution, remuneration or other compensation payable to any Person who is or has been an employee of or independent contractor to any SPAC Party (other than fees paid to consultants, advisors, placement agents or underwriters engaged by the SPAC in connection with its initial public offering or this Agreement and the Transactions), to increase or become due to any such Person, or (b) result in forgiveness of any Indebtedness. To the Knowledge of the SPAC, the consummation of the Transactions will not cause any amount to be paid or payable by the SPAC or Merger Sub to any employee, officer, director or individual consultant or advisor of the SPAC and/or Merger Sub being characterized as an “excess parachute payment” under Section 280G of the Code.

Section 4.18 Insurance. Except for directors’ and officers’ liability insurance maintained by the SPAC, no SPAC Party maintains any insurance policies. With respect to the SPAC’s directors’ and officers’ liability insurance, the policy relating thereto is Enforceable against the SPAC and no written notice of cancellation or termination has been received by any SPAC Party with respect to such policy. All premiums due under such policy have been paid in accordance with the terms of such policy. The SPAC is not in material breach or material default under, nor has it taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute a material breach or material default under, or permit a material increase in premium, cancellation, material reduction in coverage, material denial or non-renewal with respect to such policy. During the twelve (12) months prior to

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the Execution Date, there have been no material claims by or with respect to any SPAC Party under any insurance policy as to which coverage has been denied or disputed in any material respect by any of the underwriters of such insurance policy.

Section 4.19 Agreements; Contracts and Commitments. Each “material contract” (as such term is defined in Regulation S-K of the SEC) to which the SPAC or Merger Sub is party (collectively, the “SPAC Material Contracts”) is in full force and effect and is Enforceable against the applicable SPAC Party that is party thereto and, to the Knowledge of the SPAC, against each other party thereto. With respect to all SPAC Material Contracts, none of the SPAC Parties or, to the Knowledge of the SPAC, any other party to any such SPAC Material Contract, is in breach thereof or default thereunder (or is alleged to be in breach or default thereunder) and there does not exist under any SPAC Material Contract any event or circumstance which, with the giving of notice or the lapse of time (or both), would constitute such a breach or default thereunder by any SPAC Party or, to the Knowledge of the SPAC, any other party to such SPAC Material Contract, in each case, except as would not reasonably be expected, individually or in the aggregate, to be material to the SPAC Parties. During the last twelve (12) months, no SPAC Party has received any written or, to the Knowledge of the SPAC, oral claim or notice of material breach of or material default under any SPAC Material Contract. To the Knowledge of the SPAC, no event has occurred, which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such SPAC Material Contract by any SPAC Party or, to the Knowledge of the SPAC, any other party thereto (in each case, with or without notice or lapse of time or both). During the last twelve (12) months, no SPAC Party has received written notice from any other party to any SPAC Material Contract that such party intends to terminate or not renew such SPAC Material Contract.

Section 4.20 Anti-Money Laundering Laws. The operations of the SPAC are and have been conducted at all times in compliance with any applicable anti-money laundering Laws, and no Proceeding involving the SPAC with respect to anti-money laundering Laws is pending or, to the Knowledge of the SPAC, threatened.

Section 4.21 No SPAC Material Adverse Effect. Since December 31, 2022 through the Execution Date, there has been no SPAC Material Adverse Effect.

Section 4.22 Absence of Certain Developments. Since the Latest Balance Sheet Date, each SPAC Party has conducted its business in the Ordinary Course of Business in all material respects. From the Latest Balance Sheet Date through the Execution Date, no SPAC Party has taken or omitted to be taken any action that would, if taken or omitted to be taken after the Execution Date, require the Company’s consent in accordance with Section 5.2.

Section 4.23 Unpaid SPAC Expenses. To the Knowledge of the SPAC, the material Unpaid SPAC Expenses as of the Execution Date are set forth in Section 4.23 of the SPAC Disclosure Schedules.

Section 4.24 No Other Representations and Warranties. Except as expressly set forth in this Article IV (including the related portions of the SPAC Disclosure Schedules), the Ancillary Agreements to which any SPAC Party is a party and any certificates delivered by any SPAC Party pursuant to the terms hereof or thereof, neither any SPAC Party nor any Affiliate thereof has made or makes any representation or warranty, express or implied, at Law or in equity, in respect of any of the SPAC Parties or their respective businesses, including with respect to (A) merchantability or fitness for any particular purpose, (B) accuracy and completements of any information provided or made available to any Group Company or any of its representatives or Affiliates (including, for this purpose, any information, documents or material provided or made available to any Group Company or any of its representatives or Affiliates in any data room, management presentation or the like), and (C) any estimates, projections or other forecasts and plans, and any such other representations and warranties are hereby expressly disclaimed to the extent any such representation or warranty is not expressly set forth in this Article IV (including the related portions of the SPAC Disclosure Schedules), the Ancillary Agreements to which any SPAC Party is a party or any certificates delivered by any SPAC Party pursuant to the terms hereof or thereof. Notwithstanding anything to the contrary in this Agreement, nothing in this Section shall limit any claim or cause of action (or recovery in connection therewith) with respect to Fraud.

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ARTICLE V

COVENANTS RELATING TO THE CONDUCT OF THE GROUP COMPANIES AND THE SPAC PARTIES

Section 5.1 Interim Operating Covenants of the Group Companies. From and after the Execution Date until the earlier of the date this Agreement is terminated in accordance with Article X and the Effective Time (such period, the “Pre-Closing Period”):

(a) the Company shall, and the Company shall cause the other Group Companies to, (i) conduct and operate their respective business in the Ordinary Course of Business (including by keeping current and timely filing all of its required public filings with the SEC and otherwise complying in all material respects with applicable securities Laws and using its commercially reasonable efforts to ensure that the Company remains listed as a public company on, and the Company Shares remain listed on, the OTCQX), and (ii) use commercially reasonable efforts to maintain intact their respective businesses in all material respects and preserve their respective relationships with material suppliers, distributors and others with whom such Group Company has a material business relationship, except, in each case, (x) with the prior written consent of the SPAC (which shall not be unreasonably withheld, conditioned or delayed); (y) as expressly required by applicable Law or expressly contemplated pursuant to the terms hereof or the terms of any Ancillary Agreement, or (z) as set forth in Section 5.1(a) of the Company Disclosure Schedules; and

(b) without limiting Section 5.1(a), except (i) with the prior written consent of the SPAC (such consent not to be unreasonably withheld, conditioned or delayed); (ii) as expressly required by applicable Law or expressly contemplated pursuant to the terms hereof or the terms of any Ancillary Agreement; or (iii) as set forth in Section 5.1(b) of the Company Disclosure Schedules, the Company shall not and shall cause the Company Subsidiaries not to:

(i) amend or otherwise modify any of its Governing Documents (including by merger, consolidation or otherwise);

(ii) except as may be required by Law, GAAP or any Governmental Entity with competent jurisdiction, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(iii) make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income Tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with the past practices of the Group Companies, fail to pay any material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(iv) (A) issue or sell, or authorize to issue or sell, any membership interests, shares of its capital stock or any other Equity Interests, as applicable, except issuances of Company Shares pursuant to Company Restricted Share Awards listed in Section 3.3(a) of the Company Disclosure Schedules in accordance with the terms and conditions of the applicable grant agreement or other documentation evidencing the applicable grant and the applicable Company Equity Plan in effect as of the date hereof, or (B) issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any shares of its membership interests, capital stock or any other Equity Interests;

(v) declare, set aside or pay any dividend or make any other distribution other than the payment of cash dividends or cash distributions to another Group Company;

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(vi) split, combine, redeem or reclassify, or purchase or otherwise acquire, any membership interests, shares of its capital stock or any other Equity Interests, as applicable;

(vii) (x) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness other than Indebtedness incurred in the Ordinary Course of Business; (y) make any loans, advances or capital contributions to, or investments in, any Person except in the Ordinary Course of Business; or (z) amend or modify any of its Indebtedness except in the Ordinary Course of Business;

(viii) cancel or forgive any Indebtedness owed to any Group Company, except in the Ordinary Course of Business;

(ix) make any capital expenditure or incur any Liabilities in connection therewith, except for expenditures made in the Ordinary Course of Business;

(x) make or effect any material amendment or termination (other than an expiration in accordance with the terms thereof) of any Material Contract or enter into any Contract that, if entered into prior to the Execution Date, would be a Material Contract, in each case, other than in the Ordinary Course of Business;

(xi) enter into, renew, modify or revise any Affiliated Transaction, as applicable, other than those that will be terminated at Closing;

(xii) sell, lease, license, assign, transfer, permit to lapse, abandon or otherwise dispose of any of its properties or tangible assets that are, with respect to the Company or any other Group Company, material to the businesses of the Group Companies, except in the Ordinary Course of Business;

(xiii) sell, lease, license, sublicense, assign, transfer, permit to lapse, abandon or otherwise dispose of or encumber any rights under or with respect to any Intellectual Property, except for non-exclusive licenses granted in the Ordinary Course of Business, or disclose any Confidential Information or Trade Secret to any Person except pursuant to a written agreement entered into in the Ordinary Course of Business requiring that Person to maintain the confidentiality of, and preserving all rights of the applicable Group Company in, such Confidential Information or Trade Secret;

(xiv) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization; (xv) grant or otherwise create, or consent to the creation of, any Lien (other than a Permitted Lien) on any of its material assets or Leased Real Property;

(xvi) fail to maintain in full force and effect any Insurance Policies or allow any coverage thereunder to be materially reduced, except as replaced by a substantially similar insurance policy, except in the Ordinary Course of Business;

(xvii) make, increase, decrease, accelerate (with respect to funding, payment or vesting) or grant any base salary, base wages, bonus opportunity, equity or equity-based award or other compensation or employee benefits other than (A) in the Ordinary Course of Business, (B) as required by applicable Law or pursuant to a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to the SPAC prior to the Execution Date, or (C) entering into any Company Employee Benefit Plan with any employee or other individual service provider hired, engaged or promoted by any of the Group Companies following the Execution Date in the Ordinary Course of Business;

(xviii) except in the Ordinary Course of Business, pay or promise to pay, grant or fund, accelerate (with respect to payment or vesting) or announce the grant or award of any retention, sale, change-in-control or other similar bonus, severance or similar compensation or benefits, in each case, other than as required pursuant to applicable Law or a Company Employee Benefit Plan as in effect on the Execution Date that has been provided to the SPAC prior to the Execution Date and is set forth in Section 3.15(a) of the Company Disclosure Schedules;

(xix) hire or engage (other than to fill a vacancy), furlough, temporarily lay off or terminate (other than for cause) any individual with total annual compensation in excess of $250,000;

(xx) other than as required by applicable Law, as typically carried out in the Ordinary Course of Business or as required for the annual insurance renewal for health and/or welfare benefits, establish, modify, amend, terminate, enter into, commence participation in or adopt any Company Employee Benefit Plan or any benefit or compensation plan, program, policy, agreement or arrangement that would be a Company Employee Benefit Plan if in effect on the Execution Date;

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(xxi) except as required by applicable Law, negotiate, modify, extend, terminate or enter into any CBA or recognize or certify any labor union, labor organization, works council or group of employees as the bargaining representative for any employees of any Group Company;

(xxii) waive or release any non-competition, non-solicitation, non-disclosure, non-interference, non-disparagement or other restrictive covenant obligation of any current or former employee or independent contractor or enter into any agreement that restricts the ability of the Group Companies, as applicable, to engage or compete in any line of business in any respect material to any business of the Group Companies, as applicable;

(xxiii) buy, purchase or otherwise acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than (A) inventory and supplies in the Ordinary Course of Business, or (B) other assets in an amount not to exceed $200,000 individually or $500,000 in the aggregate;

(xxiv) make any material change to any of its cash management practices, including materially deviating from or materially altering any of its practices, policies or procedures in paying accounts payable or collecting accounts receivable;

(xxv) amend, extend, renew, terminate or modify, in any material respect (excluding extensions, amendments and renewals effectuated in the Ordinary Course of Business), any Material Lease or enter into any new lease, sublease, license or other agreement for the use or occupancy of any real property (other than, in each case, the entering into, amending, modifying or revising of leases for future locations of one or more Group Companies on terms substantially consistent with market standard terms); or

(xxvi) implement or announce any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that would trigger notice or other obligations under the WARN Act.

(c) Nothing contained herein shall be deemed to give any of the SPAC Parties, directly or indirectly, the right to control or direct any Group Company or any operations of any Group Company prior to the Closing. Prior to the Closing, the Group Companies shall exercise, consistent with the terms and conditions hereof, control and authority over their respective businesses and operations.

Section 5.2 Interim Operating Covenants of the SPAC.

(a) During the Pre-Closing Period, the SPAC shall, and the SPAC shall cause Merger Sub to, (i) conduct and operate their respective business in the Ordinary Course of Business (including by using commercially reasonable efforts to keep current and timely file all of its required public filings with the SEC and otherwise comply in all material respects with applicable securities Laws and use its commercially reasonable efforts to ensure that the SPAC remains listed as a public company on, and the SPAC Shares and the SPAC Warrants remain listed on, the Stock Exchange), and (ii) use commercially reasonable efforts to extend the time available to the SPAC to consummate its initial business combination pursuant to the Existing SPAC Charter (including, if applicable, by holding a special meeting of the SPAC Stockholders to amend the Existing SPAC Charter, as needed, to further extend the time available to the SPAC to consummate its initial business combination) in each case, except as required by applicable Law.

(b) During the Pre-Closing Period, except (i) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed), (ii) as expressly required by this Agreement or by any Ancillary Agreement, or (iii) as set forth in Section 5.2(b)(1) of the SPAC Disclosure Schedules, each SPAC Party shall conduct and operate its business in the Ordinary Course of Business and, without limiting the foregoing, except (x) with the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed); (y) as expressly required hereby or by any Ancillary Agreement; or (z) as set forth in Section 5.2(b)(2) of the SPAC Disclosure Schedules, no SPAC Party shall:

(i) amend or otherwise modify any of its Governing Documents or the Trust Agreement (in each case, including by merger, consolidation or otherwise);

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(ii) withdraw any of the Trust Amount, other than as expressly permitted by the SPAC Governing Documents and the Trust Agreement;

(iii) issue or sell, or authorize to issue or sell, any Equity Interests, or any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any Contract with respect to the issuance or sale of, any Equity Interests of any SPAC Party;

(iv) other than in connection with the SPAC Share Redemption, declare, set aside or pay any dividend or make any other distribution or return of capital (whether in cash or in kind) to any of the equityholders of any SPAC Party;

(v) adjust, split, combine, consolidate, exchange, redeem (other than through a SPAC Share Redemption) or reclassify, or purchase or otherwise acquire, any of its Equity Interests, or otherwise change any of the SPAC’s Equity Interests into a different number of such Equity Interests or a different class of Equity Interests;

(vi) (A) incur, assume, guarantee or otherwise become liable or responsible for (whether directly, contingently or otherwise) any Indebtedness for borrowed money, other than (x) drawing down additional Indebtedness under the existing terms of any Working Capital Loans in effect as of the date hereof in order to finance working capital needs of the SPAC in accordance with their respective terms, or (y) entering into new Working Capital Loans, in each case, on substantially similar terms as those in effect as of the date hereof, and in order to pay actual, documented, bona fide third party costs incurred by the SPAC in connection with the operation of the SPAC, (B) make any loans, advances or capital contributions to, or investments in, any Person, or (C) amend or modify any of its Indebtedness;

(vii) enter into, renew, modify or revise any Contract or transaction with the Sponsor, or otherwise enter into any transaction or Contract with the Sponsor or any of its Affiliates for the payment of finder’s fees, consulting fees, monies in respect of any payment of a loan or other compensation paid by any SPAC Party to the Sponsor, any of any SPAC Party’s officers or directors or any Affiliate of the Sponsor, for services rendered prior to, or for any services rendered in connection with, the consummation of the transactions contemplated hereby;

(viii) enter into any new line of business;

(ix) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(x) (x) acquire (including by merger, consolidation or acquisition of Equity Interests or assets or any other business combination), or enter into any negotiations to acquire, any corporation, partnership or other business organization or otherwise acquire any Equity Interests or material assets from any third party, (y) enter into any strategic joint venture, partnership or alliance with any other Person, or (z) make any loan or advance or investment in any third party or initiate the start-up of any new business or joint venture or form any non-wholly owned Subsidiary;

(xi) change its jurisdiction of Tax residence;

(xii) (x) hire any employee, or (y) adopt or enter into any employee benefit plan (including granting or establishing any form of compensation or benefits to any current or former employee, officer, manager, director or other individual service provider of any SPAC Party (for the avoidance of doubt, other than consultants, advisors, including legal counsel or institutional service providers, engaged by the SPAC));

(xiii) except as may be required by applicable Law, GAAP or any Governmental Entity with competent jurisdiction, or upon recommendation from its accountants or auditors, make any material change in its financial or tax accounting methods, principles or practices (or change an annual accounting period thereof);

(xiv) make, change or revoke any election relating to Taxes, enter into any agreement, settlement or compromise with any Taxing Authority relating to any material amount of Taxes, abandon or fail to diligently conduct any material audit, examination or other Proceeding in respect of a material amount of Taxes, make any request for a private letter ruling, administrative relief, technical advice, change of any method of accounting or other similar request with a Taxing Authority, file any amendment of any Income Tax Return or other material Tax Return, fail to timely file (taking into account valid extensions) any Income Tax Return or other material Tax Return required to be filed, file any Tax Return in a manner inconsistent with its past practices, fail to pay any

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material amount of Tax as it becomes due, consent to any extension or waiver of the statutory period of limitations applicable to any material Tax or material Tax Return, enter into any Tax Sharing Agreement (other than an Ordinary Course Tax Sharing Agreement), surrender any right to claim any refund of a material amount of Taxes or take any action, or fail to take any action, which action or failure to act prevents, impairs or impedes, or could reasonably be expected to prevent, impair or impede, the Intended Tax Treatment;

(xv) commit to making or make or incur any capital commitment or capital expenditure;

(xvi) waive, release, assign, settle or compromise any pending or threatened Proceeding or any investigations or actions by any Governmental Entity under any federal or state Antitrust Laws;

(xvii) convert or agree to convert any Indebtedness (including Indebtedness pursuant to which any amount is owed to the Sponsor or any Affiliate thereof) into SPAC Warrants or other warrants; or

(xviii) agree to or authorize or commit in writing to do any of the foregoing.

Nothing contained herein shall be deemed to give any Group Company, directly or indirectly, the right to control or direct any SPAC Party prior to the Closing. Prior to the Closing, the SPAC Parties shall exercise, consistent with the terms and conditions hereof, control over their respective business. Notwithstanding anything herein to the contrary, nothing contained herein shall prohibit or restrict the SPAC from extending, in accordance with its Governing Documents and the Prospectus, the deadline by which it must complete its business combination, and no consent of or notice to any Person shall be required in connection therewith.

ARTICLE VI

PRE-CLOSING AGREEMENTS

Section 6.1 Reasonable Best Efforts; Further Assurances. Subject to the terms and conditions set forth herein, and to applicable Laws, during the Pre-Closing Period, the Parties shall cooperate and use their respective reasonable best efforts to take, or cause to be taken, all appropriate action (including executing and delivering any documents, certificates, instruments and other papers that are necessary for the consummation of the transactions contemplated hereby), and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated hereby, and the Group Companies shall use reasonable best efforts, and the SPAC shall cooperate in all reasonable respects with the Group Companies, to solicit and obtain any consents of any Persons that may be required in connection with the Transactions prior to the Closing; provided, however, that no Party or any of its Affiliates shall be required to pay or commit to pay any amount to (or incur any obligation in favor of) any Person from whom any such consent may be required (unless such payment is required in accordance with the terms of the relevant Contract requiring such consent). Subject to the terms set forth herein, each Party shall take such further actions (including the execution and delivery of such further instruments and documents) as reasonably requested by any other Party to effect, consummate, confirm or evidence the transactions contemplated hereby and carry out the purposes of this Agreement.

Section 6.2 Trust & Closing Funding. Subject to the satisfaction or waiver of the conditions set forth in Article IX (other than those conditions that by their respective nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) and provision of notice thereof to the Trustee (which notice the SPAC shall provide to the Trustee), in accordance with the Trust Agreement and the SPAC Governing Documents, at the Closing, the SPAC shall (a) cause the documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (b) use its reasonable best efforts to cause the Trustee to pay as and when due all amounts payable to the SPAC Stockholders who shall have validly elected to redeem their respective SPAC Shares, and the SPAC shall use its reasonable best efforts to cause the Trustee to pay as and when due the amounts due pursuant to the terms of the Trust Agreement.

Section 6.3 Status Preservation.

(a) Listing. During the Pre-Closing Period, the SPAC shall use its reasonable best efforts to ensure the SPAC Shares and SPAC Warrants continue to be listed on the Stock Exchange.

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(b) Qualification as an Emerging Growth Company. The SPAC shall, at all times during the Pre-Closing Period, use its reasonable best efforts to (i) take all customary actions necessary to continue to qualify as an “emerging growth company” within the meaning of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”); and (ii) not take any action that, in and of itself, would cause the SPAC to not qualify as an “emerging growth company” within the meaning of the JOBS Act.

(c) Public Filings. During the Pre-Closing Period, each of the Company and the SPAC will use their collective reasonable best efforts to have timely filed or furnished (as applicable) all forms, reports, schedules, statements and other documents required to be filed or furnished by each of them with or to the SEC under the Securities Act or the Exchange Act and will otherwise comply in all material respects with each of their respective reporting obligations under applicable Laws.

Section 6.4 Stock Exchange Listing. Prior to the Closing, the SPAC shall use its reasonable best efforts to cause the SPAC New Shares to be issued in connection with the Transactions to be approved for listing on the Stock Exchange, including by submitting, prior to the Closing, an initial listing application with the Stock Exchange (the “Stock Exchange Listing Application”) with respect to such shares, subject to official notice of issuance. The Company shall promptly furnish all information concerning itself and its Affiliates as may be reasonably requested by the SPAC with respect to, and shall otherwise reasonably assist and cooperate with the SPAC in connection with, the preparation and filing of the Stock Exchange Listing Application.

Section 6.5 Confidential Information. During the Pre-Closing Period, each Party acknowledges and agrees that it shall be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein. Each Party acknowledges and agrees that it is aware, and each of its Affiliates and Representatives is aware (or upon receipt of any material nonpublic information of another Party, will be advised) of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws on Persons possessing material nonpublic information about a public company. Each Party hereby agrees that, during the Pre-Closing Period, except in connection with or support of the transactions contemplated by this Agreement or at the request of the SPAC or any of its Affiliates or its or their representatives, while any of them is in possession of such material nonpublic information, it shall not, directly or indirectly (through any of its Affiliates or otherwise), acquire, offer or propose to acquire, agree to acquire, sell or transfer or offer or propose to sell or transfer any securities of the SPAC, communicate such information to any other Person or cause or encourage any Person to do any of the foregoing.

Section 6.6 Access to Information. During the Pre-Closing Period, upon reasonable prior notice to the Company, the Company shall, and the Company shall cause the Company Subsidiaries to, afford the Representatives of the SPAC and the SPAC reasonable access, during normal business hours, to the properties, employees, books and records of the Group Companies, as applicable, and furnish to the Representatives of the SPAC and the SPAC such additional financial and operating data and other information regarding the business of any of the Group Companies as the SPAC or its Representatives may from time to time reasonably request for purposes of consummating the transactions contemplated hereby and preparing to operate the business of the Group Companies following the Closing; provided that nothing herein shall require any Group Company to provide access to, or to disclose any information to, the SPAC Parties or any of their respective representatives if such access or disclosure, in the good faith reasonable belief of the Company, (a) would waive any legal privilege, or (b) would be in violation of applicable Contracts, Laws or regulations of any Governmental Entity.

Section 6.7 Notification of Certain Matters. During the Pre-Closing Period, each Party shall disclose to the other Parties in writing any development, fact or circumstance of which such Party has Knowledge, arising before or after the Execution Date, that would cause or would reasonably be expected to result in the failure of the conditions set forth in Section 9.1, Section 9.2 or Section 9.3 to be satisfied. During the Pre-Closing Period, the Company shall notify the SPAC within two (2) Business Days of receiving notice that the Fairness Opinion Provider has withdrawn, revoked or modified the Fairness Opinion.

Section 6.8 Regulatory Approvals; Efforts.

(a) Each Party shall use its reasonable best efforts to promptly file all notices, reports and other documents required to be filed by such Party with any Governmental Entity with respect to the transactions contemplated by this Agreement, and to submit promptly any additional information requested by any such Governmental Entity. The Parties shall use their respective reasonable best efforts to promptly obtain, and to

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cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Entity in connection with any such filings or submissions. Each Party, through its legal counsel, shall promptly inform the other Parties of any material communication between itself (including any of its Representatives) and any Governmental Entity regarding any of the transactions contemplated hereby. All filing fees required by applicable Law to be paid to any Governmental Entity in order to obtain any such approvals, consents or Orders shall be paid by the Company.

(b) The Parties shall keep each other apprised of the status of the matters relating to the completion of the transactions contemplated hereby and, to the extent permissible, promptly furnish each other with copies of notices or other communications between any Party (including any of their respective Affiliates and Representatives), as the case may be, and any third party and/or Governmental Entity with respect to such transactions. To the extent certain competitively sensitive information cannot be shared between any Parties, such information may be shared by their respective legal counsel on an “Outside Counsel Only” basis. Each Party shall give each other Party and its legal counsel a reasonable opportunity to review in advance and consider in good faith the views and input of such other Party in connection with any proposed material written communication to any Governmental Entity relating to the transactions contemplated hereby, and, to the extent reasonably practicable, give each other Party the opportunity to attend and participate in any substantive meeting, conference or discussion, either in person or by telephone, with any Governmental Entity in connection with the transactions contemplated hereby.

(c) Each Party shall use its reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated hereby.

Section 6.9 Communications; Press Release; SEC Filings.

(a) Prior to the Closing, none of the Parties shall, and each Party shall cause its Affiliates not to, make or issue any public release or public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of each of the Parties, which consent, in each case, shall not be unreasonably withheld, conditioned or delayed; provided, however, that (i) each Party may make any such public announcement which it in good faith believes is necessary or advisable in connection with any applicable Law or which is required by the requirements of any national securities exchange applicable to such Party, and (ii) each Company Stockholder or Affiliate of a Party that is a private equity, venture capital or investment fund may make customary disclosures to its existing or potential financing sources, including direct or indirect limited partners and members (whether current or prospective) solely to the extent that such disclosures do not constitute material nonpublic information regarding any Party, any of their respective Affiliates or any of their respective Equity Interests and are subject to customary obligations of confidentiality (it being understood and agreed that, to the extent practicable, the Party making such public announcement shall provide such announcement to the other Parties prior to release and consider in good faith any comments from such other Parties); provided, further, that each Party may make announcements regarding this Agreement and the transactions contemplated by this Agreement consisting solely of information contained in and otherwise consistent with any such mutually agreed press release or public announcement (including, for the avoidance of doubt, the Registration Statement/Proxy Statement and the Signing Form 8-K) to its directors, officers, managers, employees, service providers, other material business relationships and other interested parties without the consent of the other Parties.

(b) As promptly as practicable following the Execution Date, each of the Company and the SPAC shall prepare and file (with the substantial assistance of the Company) a Current Report on Form 8-K pursuant to the Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and the SPAC and the Company shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(c) As promptly as reasonably practicable after the date of this Agreement, the Parties shall prepare and the SPAC shall file with the SEC a registration statement on Form S-4 relating to the Transactions and containing a prospectus and proxy statement of the SPAC (collectively, as amended or supplemented, the “Registration Statement/Proxy Statement”), which shall comply as to form, in all material respects, with, as applicable, the provisions of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder, for the purpose of (x) soliciting proxies from the SPAC Stockholders to vote at the SPAC Special Meeting in favor of the SPAC Stockholder Voting Matters, and (y) the registration under the Securities Act of the offer and issuance of the SPAC New Shares that constitute the Transaction Share Consideration. Each of the SPAC and the Company shall

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use its reasonable best efforts to (i) cause the Registration Statement/Proxy Statement to be declared effective as promptly as reasonably practicable, and (ii) keep the Registration Statement/Proxy Statement effective through the Closing in order to permit the consummation of the Transactions. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, (I) the SPAC shall cause the same to be mailed to its stockholders of record, as of the record date (the “SPAC Record Date”) to be established by the SPAC Board prior to or as promptly as practicable after, but in any event no more than five (5) Business Days following, the date the SEC confirms that it has satisfactorily completed its review of the Registration Statement/Proxy Statement, and (II) the Company shall cause the same to be mailed to its stockholders of record, as of the record date (the “Company Record Date”) to be established by the Company Board prior to or as promptly as practicable after, but in any event no more than five (5) Business Days following, the date the SEC confirms that it has satisfactorily completed its review of the Registration Statement/Proxy Statement.

(d) Prior to filing with the SEC, the SPAC will make available to the Company drafts of the Registration Statement/Proxy Statement and any other documents to be filed with the SEC, both preliminary and final or definitive, and drafts of any amendment or supplement to the Registration Statement/Proxy Statement or such other document, including responses to any SEC comment letters, and will provide the Company with a reasonable opportunity to comment on such drafts and shall consider such comments in good faith. The SPAC will advise the Company, promptly after it receives notice thereof, of (i) the time when the Registration Statement/Proxy Statement has been filed; (ii) receipt of oral or written notification of the completion of the review by the SEC of the Registration Statement/Proxy Statement; (iii) the filing of any supplement or amendment to the Registration Statement/Proxy Statement; (iv) any request by the SEC for amendment of, or supplements to, the Registration Statement/Proxy Statement; (v) any comments, written or oral, from the SEC relating to the Registration Statement/Proxy Statement and responses thereto; (vi) requests by the SEC for additional information in connection with the Registration Statement/Proxy Statement; and separately the Company will advise the SPAC of any comments or communications, written or oral, received by any Group Company from the SEC relating to the Transactions or otherwise and any responses thereto, and each Party shall consult with each other Party regarding, and supply each other Party with copies of, all material correspondence between such Party and any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement/Proxy Statement, the Transactions and generally. In consultation with the Company, the SPAC shall promptly respond to any comments of the SEC on the Registration Statement/Proxy Statement, and the Parties shall use their respective reasonable best efforts to (x) reasonably assist and cooperate with each other in preparation of the Registration Statement/Proxy Statement, and (y) respond as promptly as reasonably practicable to and resolve any comments made by the SEC with respect to the Registration Statement/Proxy Statement.

(e) If, at any time prior to the SPAC Special Meeting, any Party discovers or becomes aware of any information that should be set forth in an amendment or supplement to the Registration Statement/Proxy Statement so that the Registration Statement/Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, such Party shall inform the other Parties and the SPAC shall promptly file (and the SPAC and the Company shall cooperate in preparing, to the extent necessary) an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, the SPAC shall transmit to the SPAC Stockholders, and the Company shall transmit to the Company Stockholders, such amendment or supplement to the Registration Statement/Proxy Statement containing such information.

(f) The Parties acknowledge that a substantial portion of the SPAC SEC Documents filed or furnished in connection with the transactions contemplated hereby shall include disclosure regarding the Group Companies and the business of the Group Companies and the management, operations and financial condition of the Group Companies. Accordingly, the Company agrees to, and the Company agrees to cause the other Group Companies to, as promptly as reasonably practicable, provide the SPAC with all information (including draft disclosure, as applicable) concerning the Company Stockholders, the Company and the other Group Companies, and their respective business, management, operations and financial condition, in each case, that is reasonably required to be filed in any SPAC SEC Document. The Company shall, and the Company shall cause the other Group Companies to, make their respective directors, officers, managers and employees, in each case, during normal business hours and upon reasonable advanced notice, available to the SPAC and its legal counsel, auditors and other Representatives in connection with the drafting of the Registration Statement/Proxy Statement and any other SPAC SEC Document as reasonably requested by the applicable party, and respond in a timely manner to comments thereto from the SEC. The SPAC shall use its reasonable best efforts to make all necessary filings with respect to

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the transactions contemplated hereby under the Securities Act, the Exchange Act and applicable blue sky Laws and the rules and regulations thereunder, shall provide the Company with a reasonable opportunity to comment on drafts of any such filings and shall consider such comments in good faith, and the Company shall reasonably cooperate in connection therewith. Without limiting the generality of the foregoing, the SPAC shall be responsible, and the Company shall reasonably cooperate with the SPAC, in connection with (i) preparation for inclusion in the Registration Statement/Proxy Statement and the Closing Form 8-K of pro forma financial statements that comply with the requirements of Regulation S-X under the rules and regulations of the SEC (as interpreted by the staff of the SEC) to the extent such pro forma financial statements are required by the Registration Statement/Proxy Statement or the Closing Form 8-K, and (ii) obtaining the consents of their respective auditors as required in connection with the Registration Statement/Proxy Statement, the Closing Form 8-K, the transactions contemplated by this Agreement or applicable Law. The Company shall have a reasonable opportunity to review the pro forma financial statements described in the foregoing sentence and to comment on such drafts and the SPAC shall consider such comments in good faith. The Company acknowledges and agrees that any restatement, revision or other modification of the SPAC SEC Documents or the SPAC’s financial statements solely as a result of any agreements, orders, comments or other guidance from the staff of the SEC regarding the accounting policies of the SPAC that are generally applicable to special purpose acquisition companies shall not be deemed material for the purposes of this Agreement.

(g) At least five (5) days prior to Closing, the SPAC shall begin preparing a draft Current Report on Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that is or may be required to be disclosed with respect to the transactions contemplated hereby pursuant to Form 8-K (the “Closing Form 8-K”). Prior to the Closing, the Parties shall prepare a mutually agreeable press release announcing the consummation of the transactions contemplated hereby (the “Closing Press Release”). The SPAC shall provide the Company with a reasonable opportunity to review and comment on the Closing Form 8-K prior to its filing and shall consider such comments in good faith. Concurrently with the Closing, the SPAC shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8- K with the SEC.

(h) The Company shall provide to the SPAC as promptly as practicable after the Execution Date (i) all audited and unaudited financial statements of the Company and its Subsidiaries and any company or business units acquired by any of the Group Companies, as applicable, required under the applicable rules and regulations and guidance of the SEC to be included in the Registration Statement/Proxy Statement and/or the Closing Form 8-K (including pro forma financial information); (ii) all selected financial data of the Company and its Subsidiaries required by Item 301 of Regulation S-K, as necessary for inclusion in the Registration Statement/Proxy Statement and/or the Closing Form 8-K (including pro forma financial information); and (iii) management discussion and analysis of financial condition and results of operations prepared in accordance with Item 303 of Regulation S-K of the Securities Act (as if the Company were subject thereto), as necessary for inclusion in the Registration Statement/Proxy Statement and/or the Closing Form 8-K (including pro forma financial information).

(i) Prior to the declaration of the effectiveness of the Registration Statement/Proxy Statement by the SEC, the Company shall designate, and shall provide the SPAC a written list of, each of the individuals who will serve as directors of the Surviving Company and the SPAC, with such designations to be effective immediately upon the Closing.

(j) If, based on any comments, orders, guidance, requests, responses or other communications (written or oral) from the SEC and/or the Stock Exchange (or any staff member of any of the foregoing), the SPAC determines, in its reasonable and good faith discretion, that the SPAC A&R CoI must be amended in order to achieve the timely clearance of all the SEC’s comments to the Registration Statement/Proxy Statement, then the Parties shall use their respective reasonable best efforts to negotiate, in good faith, and effectuate, suitable amendments to the SPAC A&R CoI in order to achieve such timely clearance.

Section 6.10 SPAC Special Meeting. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the SPAC, acting through the SPAC Board, shall take all actions in accordance with applicable Law, and the SPAC Governing Documents, and the rules of the Stock Exchange, to duly call, give notice of, convene and promptly hold the SPAC Special Meeting for the purpose of considering and voting upon the SPAC Stockholder Voting Matters, which meeting shall be held not more than thirty-five (35) days after the date of the completion of the mailing of the Registration Statement/Proxy Statement to the SPAC Stockholders pursuant to the terms of this Agreement. The SPAC Board shall recommend adoption

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of this Agreement and approval of the SPAC Stockholder Voting Matters and include such recommendation in the Registration Statement/Proxy Statement, and, unless this Agreement has been duly terminated in accordance with the terms herein, neither the SPAC Board nor any committee thereof shall (a) change, withdraw, withhold, qualify or modify, or publicly propose or resolve to change, withdraw, withhold, qualify or modify, the recommendation of the SPAC Board that the SPAC Stockholders vote in favor of the approval of the SPAC Stockholder Voting Matters, or (b) agree to take any of the foregoing actions. Notwithstanding the foregoing, the SPAC Board may change, withdraw, withhold, qualify or modify, or publicly propose to or resolve to change, withdraw withhold, qualify or modify, the recommendation of the SPAC Board that the SPAC Stockholders vote in favor of the approval of the SPAC Stockholder Voting Matters (any such action, a “Change in Recommendation”) if the SPAC Board determines in good faith, after consultation with its legal counsel, that failure to make a Change in Recommendation would constitute a breach by the SPAC Board of its fiduciary duties to the SPAC Stockholders under applicable Law. The SPAC agrees that its obligation to establish the SPAC Record Date and duly call, give notice of, convene and hold the SPAC Special Meeting for the purpose of seeking approval of the SPAC Stockholder Voting Matters shall not be affected by any Change in Recommendation, and the SPAC agrees to establish the SPAC Record Date, duly call, give notice of, convene and hold the SPAC Special Meeting and submit for the approval of the SPAC Stockholders the SPAC Stockholder Voting Matters, in each case, as contemplated by this Section 6.10, regardless of whether there shall have occurred any Change in Recommendation or other circumstance. Unless this Agreement has been duly terminated in accordance with the terms herein, the SPAC shall take all reasonable lawful action to solicit from the SPAC Stockholders proxies in favor of the proposal to adopt this Agreement and approve the SPAC Stockholder Voting Matters and shall take all other action reasonably necessary or advisable to secure the approval of the SPAC Stockholder Voting Matters. Notwithstanding anything to the contrary contained in this Agreement, the SPAC may (and, in the case of the following clauses (ii) and (iv), at the request of the Company, shall) adjourn or otherwise postpone the SPAC Special Meeting for a period of no longer than fifteen (15) calendar days: (i) after consultation with the Company, to the extent necessary to ensure that any supplement or amendment to the Registration Statement/Proxy Statement that the SPAC Board has determined in good faith is required by applicable Law be provided to the SPAC Stockholders; (ii), in each case, for one (1) or more periods, (x) if as of the time for which the SPAC Special Meeting is originally scheduled (as set forth in the Registration Statement/Proxy Statement), there are insufficient voting Equity Interests of the SPAC represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the SPAC Special Meeting, or (y) in order to solicit additional proxies from the SPAC Stockholders for purposes of obtaining approval of the SPAC Required Vote with respect to the Required SPAC Stockholder Voting Matters; (iii) to seek withdrawals of redemption requests from the SPAC Stockholders, or (iv) in order to solicit additional proxies from SPAC Stockholders for purposes of obtaining approval of the SPAC Stockholder Voting Matters; provided, that, in the event of any such postponement or adjournment, the SPAC Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 6.11 Expenses. Except as otherwise set forth in this Agreement (including in Section 6.15 and Section 10.2), all fees and expenses incurred in connection with this Agreement, the Ancillary Agreements and the Transactions, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided, that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and the SPAC shall pay, or cause to be paid, all Unpaid SPAC Expenses, and (b) if the Closing occurs, then the Company shall pay, or cause to be paid, (1) all Unpaid Company Expenses, and (2) up to $2,500,000 of all Unpaid SPAC Expenses. If the Company pays, or causes to be paid, more than $2,250,000 of Unpaid SPAC Expenses, then up to the next $250,000 of Unpaid SPAC Expenses in addition to any additional SPAC Expenses that accrue (including for the avoidance of doubt any SPAC Expenses that should have been disclosed pursuant to this Agreement but were not so disclosed) after the Closing until the end of the Restrictive Periods (as defined in the Put Option Agreement) shall (A) be repaid from the sale of the Achari Put Option Shares, (B) reduce, on a dollar-for-dollar basis the proceeds to be paid to the Sponsor pursuant to the Initial Achari Put Options (as defined in the Put Option Agreement), and (C) reduce, on a dollar-for-dollar basis the proceeds to be paid to the Sponsor pursuant to the Second Achari Put Options (as defined in the Put Option Agreement). For the avoidance of doubt, if any amounts remain in the Trust Account after the completion of the SPAC Share Redemption, then up to $500,000 of such amounts shall be used to reduce the Unpaid SPAC Expenses in excess of $2,250,000 on a dollar for dollar basis.

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Section 6.12 Directors and Officers.

(a) The SPAC A&R CoI and the SPAC A&R Bylaws shall, from and after the Effective Time, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the SPAC Governing Documents as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the Effective Time, served as a director, manager or officer of the SPAC (collectively, with each such Person’s heirs, executors and/or administrators, the “SPAC Indemnified Persons”), unless such modification shall be required by applicable Law. From and after the Effective Time, the SPAC shall indemnify and hold harmless the SPAC Indemnified Persons (and advance expenses of the SPAC Indemnified Persons in connection with the defense of any Proceeding) from and against any penalties, costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to circumstances, facts or events that occurred on or before the Effective Time (excluding those arising from gross negligence, fraud or intentional misconduct), to the fullest extent permitted under applicable Law, the SPAC Governing Documents in effect as of the Execution Date and any indemnification agreement between the SPAC and any SPAC Indemnified Person in effect as of the Execution Date (collectively, the “SPAC D&O Provisions”), and each Party acknowledges and agrees that the SPAC D&O Provisions are rights of Contract. Without limiting the foregoing, the SPAC shall maintain, for a period of six (6) years following the Closing Date, provisions in its Governing Documents concerning the indemnification, advancement of expenses and exculpation of officers and directors/managers that are no less favorable to the SPAC Indemnified Persons than the SPAC D&O Provisions in effect as of the Execution Date, and not amend, repeal or otherwise modify any such provision in any respect that would affect in any manner any of the SPAC Indemnified Persons’ rights, or the SPAC’s obligations, thereunder.

(b) The Governing Documents of the Company shall, from and after the Effective Time, contain provisions no less favorable with respect to indemnification, exculpation, advancement and expense reimbursement than are set forth in the Governing Documents of the Company as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of any individual who, at or prior to the Effective Time, served as a director, manager or officer of any Group Material Company or who, at the request of any Group Material Company, served as a director, manager or officer of another Person (collectively, with each such Person’s heirs, executors and/or administrators, the “Company Indemnified Persons”), unless such modification shall be required by applicable Law. From and after the Effective Time, the SPAC shall indemnify and hold harmless the Company Indemnified Persons (and advance expenses of the Company Indemnified Persons in connection with the defense of any Proceeding) from and against any penalties, costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding arising out of or pertaining to circumstances, facts or events that occurred on or before the Effective Time (excluding those arising from gross negligence, fraud or intentional misconduct), to the fullest extent permitted under applicable Law, the Company’s Governing Documents in effect as of the Execution Date and any indemnification agreement between any Group Material Company and any Company Indemnified Person in effect as of the Execution Date (collectively, the “Company D&O Provisions”), and each Party acknowledges and agrees that the Company D&O Provisions are rights of Contract. Without limiting the foregoing, the SPAC shall cause each of the Group Material Companies to maintain, for a period of six (6) years following the Closing Date, provisions in their respective Governing Documents concerning the indemnification, advancement of expenses and exculpation of officers and directors/managers that are no less favorable to the Company Indemnified Persons than the Company D&O Provisions in effect as of the Execution Date, and not amend, repeal or otherwise modify any such provision in any respect that would affect in any manner any of the Company Indemnified Persons’ rights, or any Group Material Company’s obligations, thereunder.

(c) At or prior to the Closing Date, the SPAC and/or the Company may purchase, and, if purchased, shall maintain, for a period of six (6) years from and after the Closing Date, “run-off” coverage as provided by the SPAC’s directors’ and officers’ liability insurance policies, in each case, covering those Persons who are covered on the Execution Date by such directors’ and officers’ liability insurance policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage currently provided by the current directors’ and officers’ liability insurance policies of the SPAC (the “SPAC Tail Policy”), except that, if the Company and/or the SPAC, as applicable, elects to purchase the SPAC Tail Policy, but is unable to obtain the same for an amount less than or equal to the Maximum Annual Premium, the Company and/or the SPAC, as applicable, will instead

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obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium. At or prior to the Closing Date, the SPAC and/or the Company may purchase (and, in such event, the SPAC and/or the Company shall maintain in effect for a period of six (6) years thereafter) “run-off” coverage as provided by any Group Material Company’s directors’ and officers’ liability insurance policies, in each case, covering those Persons who are covered on the Execution Date by such directors’ and officers’ liability insurance policies and with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage currently provided by the current directors’ and officers’ liability insurance policies of the Group Material Companies (the “Company Tail Policy”), except that, if the SPAC and/or the Company is unable to obtain or maintain the Company Tail Policy for an amount less than or equal to the Maximum Annual Premium, the SPAC and/or the Company will instead obtain as much comparable insurance as possible for an annual premium equal to the Maximum Annual Premium.

(d) No claims made under or in respect of the Company Tail Policy (or any directors’ and officers’ liability insurance policy) related to any fiduciary or employee of any Group Company shall be settled without the prior written consent of the SPAC. The SPAC Indemnified Persons and the Company Indemnified Persons are intended third party beneficiaries of this Section 6.12 and the obligations under this Section 6.12 shall not be terminated or modified in any manner that is adverse to any SPAC Indemnified Person or Company Indemnified Person (or any of their respective successors or assigns).

Section 6.13 Affiliate Obligations. On or before the Closing Date, except as provided for in this Agreement and any Ancillary Agreements, the Company shall take all actions reasonably necessary to cause all Liabilities and obligations of each of the Group Companies under any Affiliated Transaction to be terminated in full without any further force and effect and without any cost to or other Liability to or obligations of any Group Company or any SPAC Party.

Section 6.14 No SPAC Share Transactions. During the Pre-Closing Period, except as otherwise explicitly contemplated by this Agreement, neither the Company nor any of its Affiliates, directly or indirectly, shall engage in any transactions involving the Equity Interests of the SPAC without the prior written consent of the SPAC.

Section 6.15 Company Solicitation; Company Change in Recommendation.

(a) From and after the date hereof and until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with the terms hereof, the Company shall not, and shall cause its Representatives and the other Group Companies not to, except as otherwise explicitly permitted by this Section 6.15, (i) initiate, solicit, facilitate or encourage (including by way of furnishing non-public information), whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions concerning, or provide access to its properties, books and records or any Confidential Information or data to any Person relating to, a Company Acquisition Proposal, (iii) enter into, engage in and/or maintain discussions or negotiations with respect to any Company Acquisition Proposal (or inquiries, proposals or offers or other efforts that would reasonably be expected to lead to a Company Acquisition Proposal) or otherwise cooperate with or assist or participate in, facilitate or encourage any such inquiries, proposals, offers, efforts, discussions or negotiations, (iv) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of Equity Interests of any Group Company, (v) approve, endorse, recommend, execute or enter into any agreement in principle, letter of intent, memorandum of understanding, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other Contract relating to any Company Acquisition Proposal, or any proposal or offer that would reasonably be expected to lead to a Company Acquisition Proposal, or (vi) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action. The Company shall, and shall cause its Representatives and the other Group Companies to, immediately cease any solicitations, discussions or negotiations with any Person (other than the SPAC Parties and their respective Representatives) in connection with a Company Acquisition Proposal, and the Company acknowledges and agrees that any action taken by it or any of its Representatives or any other Group Company inconsistent with the restrictions set forth in this Section 6.15(a), whether or not any such Representative or other Group Company is purporting to act on the Company’s behalf, shall be deemed to constitute a breach of this Section 6.15(a) by the Company. The Company also agrees that it will promptly request that each Person (other than the SPAC Parties and their respective Representatives) that has, prior to the date hereof, executed a confidentiality agreement in connection with its consideration of acquiring any Group Company to return or destroy all confidential information furnished to such Person by or on behalf of any Group Company prior to the date hereof.

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(b) Notwithstanding Section 6.15(a), prior to the receipt of the Requisite Company Stockholder Approval, the Company Board, directly or indirectly through any Representative thereof, may, subject to Section 6.15(c), (i) participate in negotiations or discussions with any Person that has made (and not withdrawn) a bona fide Company Acquisition Proposal in writing that did not result from a breach of this Section 6.15 and that the Company Board reasonably determines in good faith, after consultation with outside legal counsel, constitutes or would reasonably be expected to result in a Company Superior Proposal, and (ii) thereafter, furnish to such third party, or provide access to such third party to, non-public information relating to the Company pursuant to an executed Acceptable Confidentiality Agreement (a copy of which shall be promptly (in all events within twenty-four (24) hours) provided to the SPAC); provided, that the Company shall promptly provide to the SPAC any material non-public information that is provided to any such Person which has not previously been provided to the SPAC.

(c) The Company shall notify the SPAC promptly (but in no event later than twenty-four (24) hours) after receipt by the Company or any of its Affiliates or Representatives of (i) any Company Acquisition Proposal, (ii) any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal, or (iii) any request for non-public information relating to any Group Company or for access to the business, properties, assets, personnel, books or records of any Group Company by any third party that would reasonably be expected to lead to a Company Acquisition Proposal. In such notice, the Company shall identify the Person making any such Company Acquisition Proposal, indication or request and provide the details of the material terms and conditions of such Company Acquisition Proposal, indication or request. The Company shall keep the SPAC reasonably informed, on a current and prompt basis, of the status and material terms of any such Company Acquisition Proposal, indication or request, including the material terms and conditions thereof and any material amendments or proposed amendments thereto. The Company shall promptly provide the SPAC copies of any nonpublic information concerning each Group Company’s business, present or future performance, financial condition or results of operations provided to any Person to the extent such information has not been previously provided to the SPAC. Notwithstanding anything in this Section 6.15 to the contrary, the Company may inform any Person making any Company Acquisition Proposal, any inquiry that would reasonably be expected to lead to a Company Acquisition Proposal or any request for non-public information relating to any Group Company or inquiry for access to the business, properties, assets, personnel, books or records of any Group Company, of the terms of this Section 6.15(c).

(d) If, at any time prior to the receipt of the Requisite Company Stockholder Approval, the Company Board receives a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, constitutes a Company Superior Proposal that was not initiated, sought, solicited, knowingly facilitated, knowingly encouraged, knowingly induced or otherwise procured in violation of this Agreement, the Company Board may make a Company Change in Recommendation solely to cause the Company to terminate this Agreement pursuant to Section 10.1(f) in order to enter into a definitive agreement providing for the consummation of such Company Superior Proposal (such actions, collectively, a “Company Superior Proposal Acceptance”) if (A) the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, (B) the Company has notified the SPAC in writing that the Company Board intends to effect a Company Superior Proposal Acceptance pursuant to this Section 6.15(d), (C) the Company has provided the SPAC a copy of the proposed definitive agreements and other proposed transaction documentation between the Company and the Person making such Company Superior Proposal, if any, (D) for a period of five (5) Business Days following the notice delivered pursuant to clause (B) of this Section 6.15(d), the Company shall have discussed and negotiated in good faith, and made the Company’s Representatives available to discuss and negotiate in good faith (in each case, to the extent the SPAC takes action to or does negotiate), with the SPAC’s Representatives any proposed modifications to the terms and conditions of this Agreement or the Transactions so that the failure to take such action would no longer be inconsistent with the Company Board’s fiduciary duties under applicable Law (it being understood and agreed that any amendment to any material term or condition of any Company Superior Proposal shall require a new notice and a new negotiation period that shall expire on the later to occur of (I) two (2) Business Days following delivery of such new notice from the Company to the SPAC, and (II) the expiration of the original five (5) Business Day period described in clause (D) above), and (E) no earlier than the end of such negotiation period, the Company Board shall have determined in good faith, after consultation with its outside financial advisors and outside legal counsel, and after considering the terms of any proposed amendment or modification to this Agreement, that (x) the Company Acquisition Proposal that is the subject of the notice described in clause (B) above still constitutes a Company Superior Proposal, and (y) the failure to take such action would still be inconsistent with its fiduciary duties under

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applicable Law; provided that any purported termination of this Agreement pursuant to this Section 6.15(d) shall be void and of no force and effect unless the Company shall have paid the SPAC the Termination Fee (as defined below) in accordance with Section 10.2 prior to or concurrently with such termination. The Company agrees that its obligation to establish the Company Record Date and duly call, give notice of, convene and hold the Company Special Meeting for the purpose of seeking approval of the Transactions and the adoption of this Agreement shall not be affected by any Company Change in Recommendation permitted pursuant to the terms hereof, and the Company agrees to establish the Company Record Date, duly call, give notice of, convene and hold the Company Special Meeting and submit for the approval of the Company Stockholders the approval of the Transactions and the adoption of this Agreement, in each case, as contemplated by this Section 6.15, regardless of whether there shall have occurred any permitted Company Change in Recommendation or other circumstance.

Section 6.16 Company Special Meeting. As promptly as practicable following the time at which the Registration Statement/Proxy Statement is declared effective under the Securities Act, the Company, acting through the Company Board, shall take all actions in accordance with applicable Law, and the Governing Documents of the Company, and the rules of any applicable stock exchange, to duly call, give notice of, convene and promptly hold an extraordinary general meeting of the holders of Company Shares for the purpose of determining whether to grant the Requisite Company Stockholder Approval (the “Company Special Meeting”), which meeting shall be held not more than forty-five (45) days after the date of the completion of the mailing of the Company Proxy Statement to the Company Stockholders pursuant to the terms of this Agreement. The Company Board shall recommend adoption of this Agreement and approval of the Transactions, and, unless this Agreement has been duly terminated in accordance with the terms herein, neither the Company Board nor any committee thereof shall (a) change, withdraw, withhold, qualify or modify, or publicly propose or resolve to change, withdraw, withhold, qualify or modify, the recommendation of the Company Board that the Company Stockholders vote in favor of the adoption of this Agreement and the approval of the Transactions, or (b) agree to take any of the foregoing actions. Unless this Agreement has been duly terminated in accordance with the terms herein, the Company shall take all reasonable lawful action to solicit from the Company Stockholders proxies in favor of the proposal to adopt this Agreement and approve the Transactions and shall take all other action reasonably necessary or advisable to secure the approval of the Transactions. Notwithstanding anything to the contrary contained in this Agreement, the Company may (and, in the case of the following clauses (ii) and (iii), at the request of the SPAC, shall) adjourn or postpone the Company Special Meeting for a period of no longer than fifteen (15) calendar days: (i) after consultation with the SPAC, to the extent necessary to ensure that any supplement or amendment to the Registration Statement/Proxy Statement that the Company Board has determined in good faith is required by applicable Law be provided to the Company Stockholders; (ii) for one (1) or more periods, if as of the time for which the Company Special Meeting is originally scheduled, there are insufficient voting Equity Interests of the Company represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Special Meeting; or (iii) in order to solicit additional proxies from Company Stockholders for purposes of obtaining the Requisite Company Stockholder Approval; provided, that, in the event of any such postponement or adjournment, the Company Special Meeting shall be reconvened as promptly as practicable following such time as the matters described in such clauses have been resolved.

Section 6.17 Company Support. On the Execution Date and effective upon the execution of this Agreement, the Company is delivering to the SPAC Support Agreements, each substantially in the form attached hereto as Exhibit K (the “Company Support Agreement”), and each duly executed by directors and executive officers of the Company that collectively hold, as of the Execution Date, forty-four percent (44%) of the Equity Interests of the Company (the “Company Management Team Members”), pursuant to which, among other things, the Company Management Team Members shall agree to vote their respective Equity Interests of the Company in favor of approving this Agreement and the Transactions. As promptly as practicable after the Execution Date (but in any event, within ten (10) Business Days of the Execution Date (the “Company Support Deadline”)), the Company shall deliver to the SPAC an anonymized list of additional holders of Equity Interests of the Company who, together with the Company Management Team Members, hold at least a majority of the Equity Interests of the Company and who have confirmed that they will vote their respective Equity Interests of the Company in favor of approving this Agreement and the Transactions (the “Additional Support List”).

Section 6.18 2024 Omnibus Incentive Plan. In accordance with Section 6.10 (and subject to approval by the SPAC Stockholders as contemplated thereunder), the SPAC Board shall approve and adopt an equity incentive plan in form and substance reasonably satisfactory to the Company and the SPAC (the “2024 Omnibus Incentive Plan”), in the manner prescribed under applicable Laws, reserving a number of SPAC New Shares for grants thereunder

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equal to fifteen percent (15%) (inclusive of the unvested Company Restricted Share Awards outstanding as of the Closing) of the number of SPAC New Shares outstanding following the Closing (as of the Closing Date) after giving effect to the transactions contemplated hereby determined assuming that no SPAC Stockholders will exercise their respective rights to participate in the SPAC Share Redemption.

Section 6.19 Unpaid SPAC Expenses. No less than twenty (20) days prior to the anticipated Closing Date, the SPAC shall deliver to the Company (a) a statement containing a list of the Unpaid SPAC Expenses that the SPAC reasonably believes will be outstanding immediately prior to the Effective Time, and (b) to the extent applicable, assignment agreements or other documents referenced in Section 2.6(a)(xiv).

ARTICLE VII ADDITIONAL

AGREEMENTS

Section 7.1 Access to Books and Records. The SPAC shall (at the Company’s sole expense) cause each Group Company to maintain and preserve all such books, records and other documents in the possession of the Group Companies as of the Closing Date for the greater of (a) six (6) years after the Closing Date, and (b) any applicable statutory or regulatory retention period, as the same may be extended. Notwithstanding anything herein to the contrary, the SPAC shall not be required to provide any access or information to any Person which the SPAC reasonably believes constitutes information protected by attorney-client privilege or which could violate any obligation owed to a third party under Contract or Law. This Section 7.1 shall not apply to Taxes or Tax matters, which are the subject of Section 8.1.

ARTICLE VIII

TAX MATTERS

Section 8.1 Certain Tax Matters.

(a) Each Party shall reasonably cooperate (and cause its Affiliates to reasonably cooperate), as and to the extent reasonably requested by another Party, in connection with the preparation and filing of Tax Returns and any examination or other Proceeding with respect to Taxes or Tax Returns of any Group Company or SPAC Party. Such cooperation shall include the provision of records and information that are reasonably relevant to any such audit or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Following the Closing, the Group Companies and the SPAC Parties shall retain all books and records with respect to Tax matters pertinent to the Group Companies and the SPAC Parties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (taking into account any extensions thereof) of the respective taxable periods, and abide by all record retention agreements entered into thereby with any Taxing Authority. The Group Companies and the SPAC Parties shall provide any information reasonably requested to allow any SPAC Party or any Group Company, as applicable, to comply with any information reporting or withholding requirements contained in the Code or other applicable Laws or to compute the amount of payroll or other employment Taxes due with respect to any payment made in connection with this Agreement. For the avoidance of doubt, this Section 8.1(a) shall not apply to any dispute or threatened dispute among or between any of the Parties.

(b) After the Effective Time, the SPAC shall cause the applicable Group Company to prepare and file, or cause to be prepared and filed, all necessary Tax Returns and other documentation with respect to all Transfer Taxes, and, if required by applicable Law, the Group Companies and the SPAC Parties will, and will cause their respective controlled Affiliates to, reasonably cooperate and join in the execution of any such Tax Returns and other documentation. The Parties shall reasonably cooperate to establish any available exemption from (or reduction in) any Transfer Tax.

(c) The SPAC and the Company intend that, for United States federal Income Tax purposes, the Merger will qualify for the Intended Tax Treatment. The Parties shall, and shall cause each of their respective applicable Affiliates to, prepare and file all Tax Returns consistent with the Intended Tax Treatment unless otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

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(d) Notwithstanding anything in this Agreement or any Ancillary Agreement to the contrary, the Company, the SPAC and their respective Affiliates, representatives and advisors shall not be required to provide a tax opinion regarding the Intended Tax Treatment. For the avoidance of doubt, in the event there is any tax opinion required by the SEC (or its staff) to be provided in connection with the Registration Statement/Proxy Statement, and if such opinion is being provided by a tax counsel, such opinion shall be provided by Company tax counsel and, to the extent requested by such Company tax counsel, the Parties shall take commercially reasonably efforts to execute and deliver customary tax representation letters to such Company tax counsel in form and substance reasonably satisfactory to such counsel for purposes of delivering such opinion.

(e) This Agreement is intended to constitute, and the Parties hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a). Each of the SPAC Parties and the Group Companies shall not (and shall not permit or cause any of their respective controlled Affiliates, Subsidiaries or Representatives to) take any action which, to the Knowledge of the SPAC or to the Knowledge of the Company, as applicable, could reasonably be expected to prevent, impair or impede the Merger from qualifying for the Intended Tax Treatment. To the extent any Company Shares will be repurchased or otherwise settled in cash in connection with the Transactions (or immediately prior to the consummation of the Transactions), the SPAC Parties and the Group Companies agree that the cash consideration for such settlement shall be furnished by solely the Company (and not by any SPAC Party), and the Company and the SPAC will cooperate to document such arrangement. Notwithstanding anything to the contrary herein, if, after the date hereof, the Company and the SPAC mutually determine in writing (acting reasonably and in good faith) that the Merger is not expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify; provided, however, that failure of the Parties to agree to an Alternative Transaction Structure shall not cause any condition to Closing set forth herein not to be satisfied or otherwise cause any breach of this Agreement; and provided, further, that any actions taken pursuant to this Section 8.1(e), (i) shall not (A) without the consent of each of the Parties, alter or change the amount, nature or mix of the consideration payable hereunder, or (B) impose any economic or other costs on any Party that are more than immaterial, and (ii) shall be capable of consummation without delay in relation to the structure contemplated herein.

ARTICLE IX

CONDITIONS TO OBLIGATIONS OF PARTIES

Section 9.1 Conditions to the Obligations of Each Party. The obligation of each Party to consummate the transactions to be performed by it in connection with the Closing is subject to the satisfaction or written waiver, as of the Closing Date, of each of the following conditions:

(a) No Prohibition. There shall not be in force any Order or Law enjoining or prohibiting the consummation of the Transactions.

(b) No Orders or Illegality. There shall not be any applicable Law in effect that makes the consummation of the transactions contemplated hereby illegal or any Order in effect preventing the consummation of the transactions contemplated hereby.

(c) Listing. The SPAC’s initial listing application with the Stock Exchange in connection with the Transactions shall have been conditionally approved and, immediately following the Effective Time, the SPAC shall satisfy any applicable initial and continuing listing requirements of the Stock Exchange, and the SPAC New Shares issued in connection with the Transactions shall have been approved for listing on the Stock Exchange.

(d) Certificate of Merger. The Certificate of Merger shall have been accepted for filing by the Secretary of State of the State of Delaware.

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Section 9.2 Conditions to the Obligations of the SPAC Parties. The obligations of the SPAC Parties to consummate the transactions to be performed by each applicable SPAC Party in connection with the Closing is subject to the satisfaction or written waiver, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties.

(i) the representations and warranties of the Company set forth in Article III (other than the Company Fundamental Representations and the representations and warranties in Section 3.5), in each case, without giving effect to any materiality or Company Material Adverse Effect qualifiers contained therein (other than in respect of the defined terms “Material Contract”, “Material Lease” and “Material Supplier”) and without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct, when taken as a whole, would not have a Company Material Adverse Effect;

(ii) the representation and warranty set forth in Section 3.5 will be true and correct in all respects as of the Closing Date; and

(iii) the Company Fundamental Representations (other than the representations and warranties in Section 3.3), and without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, shall be true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Company Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified shall be true and correct in all respects) as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects (except for such representations and warranties that are qualified by their respective terms by any limitation as to materiality or Company Material Adverse Effect qualifiers contained therein, which representations and warranties as so qualified shall be true and correct in all respects) as of such date), and the representations and warranties set forth in Section 3.3, without giving effect to any carve-outs for disclosures in the Company SEC Reports made on or after the Execution Date, shall be true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies.

(b) Performance and Obligations of the Company. The covenants and agreements of the Company to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have delivered to the SPAC a duly executed certificate from an authorized officer of the Company (the “Company Bring-Down Certificate”), dated as of the Closing Date, certifying, with respect to the Company, that the conditions set forth in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been satisfied.

(e) Requisite Company Stockholder Approval. The Company shall have delivered to the SPAC evidence of having obtained the Requisite Company Stockholder Approval.

(f) Appraisal Rights. Holders of not more than ten percent (10%) of the outstanding Company Shares (as determined immediately prior to the Effective Time on a fully-diluted basis) shall have demanded, properly and in writing, appraisal for Company Shares held by such Company Stockholders in accordance with Section 262 of the DGCL.

(g) Company Deliverables. The Company shall have delivered (or caused to be delivered) to the SPAC the various certificates, instruments and documents referred to in Section 2.6(b).

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(h) Consents and Notices. All consents, approvals, authorizations and notices set forth in Section 9.2(h) of the Company Disclosure Schedules shall have been obtained from and/or provided to all applicable Governmental Entities and/or other Persons, as applicable.

(i) De-Quotation and De-Registration. The Company shall have taken all actions necessary to permit the Company Shares and any other applicable security issued by the Company or one or more of the Company Subsidiaries to cease to be quoted on the OTCQX and be de-registered under the Exchange Act as promptly as practicable following the Effective Time.

Section 9.3 Conditions to the Obligations of the Company. The obligation of the Company to consummate the transactions to be performed by the Company in connection with the Closing is subject to the satisfaction or written waiver by the Company, at or prior to the Closing Date, of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the SPAC Parties set forth in Article IV (other than the SPAC Parties Fundamental Representations), in each case, without giving effect to any materiality or SPAC Material Adverse Effect qualifiers contained therein and without giving effect to any carve-outs for disclosures in the SPAC SEC Documents made publicly available on or after the Execution Date, shall be true and correct as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct as of such date), except, in each case, to the extent such failure of the representations and warranties to be so true and correct when taken as a whole, would have a SPAC Material Adverse Effect.

(ii) The SPAC Parties Fundamental Representations (other than the representations and warranties set forth in Section 4.9), in each case, without giving effect to any materiality or SPAC Material Adverse Effect qualifiers contained therein and without giving effect to any carve-outs for disclosures in the SPAC SEC Documents made publicly available on or after the Execution Date, shall be true and correct in all material respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all material respects as of such date), and the representations and warranties set forth in Section 4.9 shall be true and correct in all respects as of the Closing Date as though then made (or if such representations and warranties relate to a specific date, such representations and warranties shall be true and correct in all respects as of such date) other than, in each case, de minimis inaccuracies.

(b) Performance and Obligations of the SPAC Parties. The covenants and agreements of the SPAC Parties to be performed or complied with on or before the Closing in accordance with this Agreement shall have been performed in all material respects.

(c) Officer’s Certificate. The SPAC shall have delivered to the Company a duly executed certificate from a director or officer of the SPAC (the “SPAC Bring-Down Certificate”), dated as of the Closing Date, certifying that the conditions set forth in Section 9.3(a) and Section 9.3(b) have been satisfied.

(d) SPAC Deliverables. The SPAC shall have delivered (or caused to be delivered) to the Company (or the Trustee, as applicable) the various certificates, instruments and documents referred to in Section 2.6(a).

(e) No SPAC Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any SPAC Material Adverse Effect.

(f) SPAC Required Vote. The SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters shall have been obtained.

(g) SPAC Share Redemption. The SPAC Share Redemption shall have been completed in accordance with the terms hereof, the applicable SPAC Governing Documents and the Trust Agreement.

(h) Unpaid SPAC Expenses. The Unpaid SPAC Expenses shall not exceed $4,500,000.

Section 9.4 Frustration of Closing Conditions. None of the Company or the SPAC may rely on the failure of any condition set forth in this Article IX to be satisfied if such failure was caused by such Party’s failure to act in good faith or to use reasonable best efforts to cause the Closing conditions of such Person to be satisfied.

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Section 9.5 Waiver of Closing Conditions. Upon the occurrence of the Closing, any condition set forth in this Article IX that was not satisfied as of the Closing shall be deemed to have been waived as of and from the Closing.

ARTICLE X

TERMINATION

Section 10.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing only as follows:

(a) by the mutual written consent of the Company and the SPAC;

(b) by either the Company or the SPAC by written notice to the other if any Governmental Entity has enacted any Law which has become final and non-appealable and has the effect of making the consummation of the transactions contemplated hereby illegal, or any final, non-appealable Order is in effect permanently preventing the consummation of the transactions contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 10.1(b) shall not be available to any Party whose breach of any representation, warranty, covenant or agreement herein results in or is the primary cause of such final, non-appealable Law or Order;

(c) by either the Company or the SPAC by written notice to the other if the consummation of the transactions contemplated hereby shall not have occurred on or before May 30, 2024, which date shall be extended automatically for up to thirty (30) days to the extent the Parties are continuing to work in good faith toward the Closing (as may be extended, the “Outside Date”); provided that the right to terminate this Agreement under this Section 10.1(c) shall not be available to any Party then in material breach of any of its representations, warranties, covenants or agreements under this Agreement, and such material breach is the primary cause of or has resulted in the failure of the consummation of the transactions contemplated hereby on or before the Outside Date;

(d) by the Company by written notice to the SPAC, if any SPAC Party breaches in any material respect any of its representations or warranties contained herein or breaches or fails to perform in any material respect any of its covenants contained herein, which breach or failure to perform (i) would render a condition precedent to the Company’s obligation to consummate the transactions contemplated hereby set forth in Section 9.3(a) or Section 9.3(b) hereof not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the SPAC by the Company, cannot be cured or has not been cured by the earlier of (x) the Outside Date, and (y) thirty (30) Business Days after receipt by the SPAC of such written notice and the Company has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 10.1(d) shall not be available to the Company if any Group Company is then in material breach of any representation, warranty, covenant or agreement contained herein;

(e) by the SPAC by written notice to the Company, if any Group Company breaches in any material respect any of its representations or warranties contained herein or any Group Company breaches or fails to perform in any material respect any of its covenants contained herein, which breach or failure to perform (i) would render a condition precedent to the SPAC Parties’ obligations to consummate the transactions contemplated hereby set forth in Section 9.2(a) or Section 9.2(b) not capable of being satisfied, and (ii) after the giving of written notice of such breach or failure to perform to the Company by the SPAC, cannot be cured or has not been cured by the later of (x) the Outside Date, and (y) thirty (30) Business Days after the delivery of such written notice (in the case of clause (B), the Outside Date, as applicable, shall automatically be extended until the end of such thirty (30) Business Day period, but in no event on more than one (1) occasion) and the SPAC has not waived in writing such breach or failure; provided, however, that the right to terminate this Agreement under this Section 10.1(e) shall not be available to the SPAC if any SPAC Party is then in breach of any representation, warranty, covenant or agreement contained herein and such breach would give rise to a failure of any condition to the Company’s obligations to consummate the transactions contemplated hereby set forth in Section 9.3(a) or Section 9.3(b);

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(f) by the Company, at any time prior to receipt of the Requisite Company Stockholder Approval, in order for the Company to enter into a definitive agreement with respect to a Company Superior Proposal to the extent permitted by, and subject to the applicable terms and conditions of, Section 6.15(d);

(g) by the SPAC if (i) the Requisite Company Stockholder Approval shall not have been obtained by the Company with evidence thereof delivered to the SPAC by the Requisite Approval Deadline (or the Requisite Company Stockholder Approval is, at any time, no longer valid or is otherwise revoked or rescinded at any time), (ii) the Additional Support List shall not have been obtained by the Company and delivered to the SPAC by the Company Support Deadline, or if any Company Support Agreement is, at any time, revoked or rescinded, or (iii) the Company Special Meeting is held and the Requisite Company Stockholder Approval is not obtained at such Company Special Meeting;

(h) by the Company if (i) the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters shall not have been obtained by the SPAC with evidence thereof delivered to the Company by the Requisite Approval Deadline (or the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is, at any time, no longer valid or is otherwise revoked or rescinded at any time), or (ii) the SPAC Special Meeting is held and the SPAC Required Vote approving each of the Required SPAC Stockholder Voting Matters is not obtained at such SPAC Special Meeting;

(i) by the Company if the SPAC Shares are de-listed from the Stock Exchange prior to the Closing Date;

(j) by the Company if the estimated amount of the Unpaid SPAC Expenses in the statement delivered pursuant to Section 6.19 exceeds $4,500,000; or

(k) by the SPAC if the Fairness Opinion has been withdrawn, revoked or modified after the date thereof.

Section 10.2 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall immediately become null and void, without any Liability on the part of any Party or any other Person, and all rights and obligations of each Party shall cease; provided that (a) the Confidentiality Agreement and the agreements contained in Section 6.9(a), Section 6.11, this Section 10.2 and Article XI hereof shall survive any termination of this Agreement and remain in full force and effect, and (b) no such termination shall relieve any Party from any Liability arising out of or incurred as a result of its Fraud or its willful and material breach of this Agreement prior to such termination. Notwithstanding anything herein to the contrary, (i) if this Agreement is terminated pursuant to Section 10.1(e), Section 10.1(f) or Section 10.1(g)(iii), then the Company shall pay to the SPAC the Termination Fee (provided that if this Agreement is terminated pursuant to Section 10.1(e), the Company shall only pay to the SPAC the Termination Fee if such termination is based on any Group Company’s breach of, or failure to perform any of its covenants contained in (1) Section 5.1(b)(i) (but only to the extent such amendment or modification results in the Company not being permitted to list its Equity Interests on the Stock Exchange), (2) Section 5.1(b)(v), (3) Section 5.1(b)(vi) (but only to the extent such split, combination, redemption, reclassification, purchase or acquisition is effectuated without an equitable adjustment to the number and type of Equity Interests of the SPAC subject to the Initial Achari Put Options or the Second Achari Put Options (in each case, as defined in the Put Option Agreement) such that the Initial Achari Put Options and the Second Achari Put Options cover the same number and class of Equity Securities of the SPAC to which the holders of the Initial Achari Put Options and the Second Achari Put Options would have been entitled pursuant to the terms of such split, combination, redemption, reclassification, purchase or acquisition if, immediately prior to the consummation of such transaction, such holders had been the record holders of the Equity Interests of the SPAC then covered by the Initial Achari Put Options and the Second Achari Put Options) or (4) Section 5.1(b)(xiv) (but only to the extent such adoption or effectuation results in the Company not being permitted to list its Equity Interests on the Stock Exchange), (ii) if this Agreement is terminated pursuant to Section 10.1(h)(ii), then the SPAC shall pay to the Company the Termination Fee, and (iii) if this Agreement is terminated pursuant to Section 10.1(c), then the non-terminating party shall pay to the terminating party an amount equal to $600,000; provided that such $600,000 shall only be payable by the non-terminating party to the terminating party if (x) the terminating party has satisfied all of its conditions to Closing as set forth herein as of such termination date (other than those which are to be satisfied on the Closing Date but which are reasonably expected to be able to be satisfied), and (y) the non-terminating party has not satisfied its conditions to Closing as set forth herein as of such termination date (other than those which are to be satisfied on the Closing Date but which are reasonably expected to be able to be satisfied). The “Termination Fee” shall be an amount in cash equal to three percent (3%) of the Equity Value. Notwithstanding anything herein to the contrary, in no event shall any Affiliate, director, officer, equityholder, agent or representative of either the Company or the SPAC be liable for any amounts payable by either the Company or the SPAC pursuant to this Section 10.2.

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ARTICLE XI

MISCELLANEOUS

Section 11.1 Amendment and Waiver. No amendment of any provision hereof shall be valid unless the same shall be in writing and signed by the SPAC and the Company (subject, to the extent required after the Requisite Company Stockholder Approval, to the applicable approvals of the Company Stockholders). No waiver of any provision or condition hereof shall be valid unless the same shall be in writing and signed by the Party against which such waiver is to be enforced. No waiver by any Party of any default, breach of representation or warranty or breach of covenant hereunder, whether intentional or not, shall be deemed to extend to any other, prior or subsequent default or breach or affect in any way any rights arising by virtue of any other, prior or subsequent such occurrence.

Section 11.2 Notices. All notices, demands, requests, instructions, claims, consents, waivers and other communications to be given or delivered under this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered (or, if delivery is refused, upon presentment), (b) when received by e-mail (with confirmation of transmission requested or received) prior to 5:00 p.m. Eastern Time on a Business Day, and, if otherwise, on the next Business Day, (c) one (1) Business Day following sending by reputable overnight express courier (charges prepaid), or (d) three (3) days following mailing by certified or registered mail, postage prepaid and return receipt requested. Unless another address is specified in writing pursuant to the provisions of this Section 11.2, notices, demands and communications to the Company or a SPAC Party shall be sent to their respective addresses indicated below (or to such other address or addresses as the Parties may from time to time designate in writing to one another):

Notices to either of the SPAC Parties, to:

Achari Ventures Holdings Corp. I

60 Walnut Avenue, Suite 400

Clark, New Jersey 07066

Attention: Vikas Desai

Email: vikas@acharivc.com

with copies (which shall not constitute notice) to:

Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

Attention: Timothy J. Kirby; Joshua A. Feiger

Email: tim.kirby@katten.com; josh.feiger@katten.com

Notices to the Company (prior to the Closing), to:

Vaso Corporation

137 Commercial Street

Plainview, New York 11803

Attention: Jun Ma and Michael Beecher

Email: jma@vasocorporation.com and mbeecher@vasocorporation.com with copies (which shall not constitute notice) to:

Ortoli Rosenstadt LLP

366 Madison Ave, 3rd Floor

New York, NY 10017

Attention: William Rosenstadt

Email: wsr@orllp.legal

Section 11.3 Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party (including by

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operation of Law, including in connection with a merger or consolidation or conversion of the SPAC) without the prior written consent of the other Parties. Any purported assignment or delegation not permitted under this Section 11.3 shall be null and void.

Section 11.4 Severability. Whenever possible, each provision hereof (or part thereof) shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision hereof (or part thereof) or the application of any such provision (or part thereof) to any Person or circumstance shall be held to be prohibited by or invalid, illegal or unenforceable under applicable Law in any respect by a court of competent jurisdiction, such provision (or part thereof) shall be ineffective only to the extent of such prohibition or invalidity, illegality or unenforceability, without invalidating the remainder of such provision or the remaining provisions hereof. Furthermore, in lieu of such illegal, invalid or unenforceable provision (or part thereof), there shall be added automatically as a part hereof a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision (or part thereof) as may be possible.

Section 11.5 Interpretation. The headings and captions used herein and the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any capitalized terms used in any Schedule or Exhibit attached hereto and not otherwise defined therein shall have the respective meanings set forth herein. The use of the word “including” herein (and words of similar import) shall mean “including without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import, when used herein, shall refer to this Agreement as a whole and not to any particular provision hereof. References herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits hereof. Terms defined herein in the singular shall have a comparable meaning when used in the plural, and vice versa. References herein to any gender shall include each other gender. The word “or” shall not be exclusive unless the context clearly requires the selection of one (1) (but not more than one (1)) of a number of items. References to “written” or “in writing” include the electronic form. References herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; provided, however, that nothing contained in this Section 11.5 is intended to authorize any assignment or transfer not otherwise permitted by this Agreement. References herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity. Any reference to “days” shall mean calendar days unless Business Days are specified; provided that if any action is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter. References herein to any Contract (including this Agreement) mean such Contract as amended, restated, supplemented or modified from time to time in accordance with the terms thereof; provided that, with respect to any Contract listed (or required to be listed) on the Disclosure Schedules, all material amendments thereto must also be listed on the appropriate section of the applicable schedule and disclosed. For purposes hereof, with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”. References herein to any Law shall be deemed also to refer to such Law, as amended, and all rules and regulations promulgated thereunder. The word “extent” in the phrase “to the extent” (or similar phrases) shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. An accounting term not otherwise defined herein has the meaning assigned to it in accordance with GAAP. Except where otherwise provided, all amounts herein are stated and shall be paid in U.S. dollars. The Parties and their respective legal counsel have reviewed and negotiated this Agreement as the joint agreement and understanding of the Parties, and the language used herein shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person. Any information or materials shall be deemed provided, made available or delivered to the SPAC if such information or materials have been uploaded to the electronic data room maintained by the Company on the online data site hosted by Dropbox for purposes of the transactions contemplated hereby (the “Data Room”), with respect to the representations and warranties contained in Article III and Article IV, at least one (1) Business Day prior to the Execution Date or the Closing Date, as applicable.

Section 11.6 Entire Agreement. This Agreement (together with the Disclosure Schedules and Exhibits to this Agreement), the Ancillary Agreements and the Confidentiality Agreement contain the entire agreement and understanding among the Parties with respect to the subject matter hereof and thereof and supersede all prior and contemporaneous agreements, understandings and discussions (including the letter of intent, dated as of September 12, 2023, by and between the SPAC and the Company (the “LOI”)), whether written or oral, relating to such subject matter in any way. The Parties have voluntarily agreed to define their respective rights and Liabilities with respect to the Transactions exclusively pursuant to the express terms and provisions of this Agreement and

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the Ancillary Agreements, and the Parties disclaim that they are owed any duties or are entitled to any remedies not set forth in this Agreement and/or the Ancillary Agreements. Furthermore, this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s-length negotiations and no Person has any special relationship with another Person that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s-length transaction. Notwithstanding anything to the contrary in this Section 11.6, in the event the Closing is not consummated pursuant to this Agreement, nothing set forth in this Agreement shall in any way amend, alter, terminate, supersede or otherwise affect the Parties’ or their respective Affiliates’ Equity Interests or any Contract to which the Parties or their respective Affiliates are party or are bound (other than (x) this Agreement, and (y) the Confidentiality Agreement), including the certificates of incorporation or formation or limited partnership, bylaws, limited liability company or operating agreements, limited partnership agreements and/or other similar Governing Documents of any of the Parties or their respective Subsidiaries.

Section 11.7 Governing Law; Waiver of Jury Trial; Jurisdiction. The Laws of the State of New York shall govern (a) all claims or matters related to or arising from this Agreement (including any tort or non-contractual claims), and (b) any questions concerning the construction, interpretation, validity and enforceability hereof, and the performance of the obligations imposed by this Agreement, in each case, without giving effect to any choice-of-laws or conflict-of-laws rules or provisions (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. EACH PARTY TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF SUCH PARTIES (WHETHER ARISING IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIPS ESTABLISHED AMONG THE PARTIES UNDER THIS AGREEMENT. THE PARTIES HERETO FURTHER WARRANT AND REPRESENT THAT EACH HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH SUCH LEGAL COUNSEL. Each of the Parties submits to the exclusive jurisdiction of first, any federal court in New York County in the State of New York, or, in the event, but only in the event, that such a court does not have subject matter jurisdiction, any state court in New York County in the State of New York, in any Proceeding arising out of or relating to this Agreement, and agrees that all claims in respect of any such Proceeding shall be heard and determined in any such court and agrees not to bring any Proceeding arising out of or relating to this Agreement in any other court. Nothing in this Section 11.7, however, shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law. Each Party agrees that a final judgment in any Proceeding so brought shall be conclusive and may be enforced by suit on the judgment or in any other manner provided by applicable Law.

Section 11.8 Non-Survival. The Parties, intending to modify any applicable statute of limitations, agree that none of the representations, warranties, covenants or agreements set forth in this Agreement or in any Ancillary Agreement or any certificate or Letter of Transmittal delivered hereunder, including any rights arising out of any breach of such representations, warranties, covenants or agreements, shall survive the Closing (and there shall be no Liability after the Closing in respect thereof), in each case, except for those covenants and agreements that by their respective terms contemplate performance, in each case, in whole or in part after the Closing, and then only with respect to the period following the Closing (including any breaches occurring after the Closing), which shall survive until thirty (30) days following the date of the expiration, by its terms, of the obligation of the applicable Party under such covenant or agreement. Notwithstanding anything to the contrary contained herein, none of the provisions set forth herein shall be deemed a waiver by any Party of any right or remedy which such Party may have at Law or in equity in the case of Fraud.

Section 11.9 Trust Account Waiver. Reference is made to the SPAC’s final prospectus, filed with the SEC on October 18, 2021 (the “Prospectus”). The Company understands that the SPAC has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the SPAC’s public stockholders and certain other parties (including the underwriters of the IPO) and that the SPAC may only disburse monies from the Trust Account as described in the Prospectus. For and in consideration of the SPAC’s entry into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company hereby agrees (on its own behalf and on behalf of its Subsidiaries, Affiliates and each of their respective employees, directors, officers, managers, agents, Representatives, Affiliates, equity holders and any other person or entity acting on its behalf) that it does not have nor shall it have any time

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hereafter (except to the extent explicitly set forth in this Agreement), any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or to make any claim against the Trust Account (including any distributions therefrom) arising as a result of, in connection with or relating in any way to this Agreement or a potential business combination, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Company, on behalf of itself and its controlled Affiliates, the Company Subsidiaries and their respective controlled Affiliates (collectively, the “Releasing Parties”), hereby irrevocably waives any Released Claims that any of the Releasing Parties may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, this Agreement, and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever as a result of, or arising out of, this Agreement (including for an alleged breach of this Agreement). The Company (on behalf of the Releasing Parties) agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by each SPAC Party to induce the same to enter into this Agreement. To the extent a Releasing Party commences any Proceeding based upon, in connection with, relating to or arising out of this Agreement, which Proceeding seeks, in whole or in part, monetary relief against any SPAC Party, the Company hereby acknowledges and agrees that its sole remedy shall be against funds held outside of the Trust Account and that such Proceeding shall not permit any Releasing Party to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein.

Section 11.10 Counterparts; Electronic Delivery. This Agreement, the Ancillary Agreements and the other agreements, certificates, instruments and documents delivered pursuant to this Agreement may be executed and delivered in one (1) or more counterparts and by email or other electronic transmission, each of which shall be deemed an original and all of which shall be considered one and the same instrument. No Party shall raise the use of email to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email as a defense to the formation or enforceability of a Contract and each Party forever waives any such defense.

Section 11.11 Specific Performance. Each Party acknowledges and agrees that the rights of each Party to consummate the transactions contemplated hereby are unique and recognizes and affirms that, in the event any of the provisions hereof are not performed in accordance with their respective specific terms or otherwise are breached, money damages would be inadequate (and, therefore, the non-breaching Party would have no adequate remedy at Law) and the non-breaching Party would be irreparably damaged. Accordingly, each Party agrees that each other Party shall be entitled to specific performance, an injunction or other equitable relief (without the posting of a bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions hereof and to enforce specifically this Agreement or any Ancillary Agreement to the extent expressly contemplated herein or therein in any Proceeding, in addition to any other remedy to which such Person may be entitled. Each Party agrees that it will not oppose the granting of specific performance or other equitable relief on the basis that any of the other Parties has an adequate remedy at Law or that an award of specific performance is not an appropriate remedy for any reason at Law or equity. The Parties acknowledge and agree that any Party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in accordance with this Section 11.11 shall not be required to prove economic harm or provide any bond or other security in connection with any such injunction.

Section 11.12 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their respective permitted assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder (other than (x) Non-Party Affiliates, each of whom is an express third-party beneficiary hereunder to the provisions of Section 11.14, and (y) the SPAC Indemnified Persons and the Company Indemnified Persons, each of whom is an express third-party beneficiary hereunder to the provisions of Section 6.12).

Section 11.13 Schedules and Exhibits. All Schedules and Exhibits attached hereto or referred to herein are (a) each hereby incorporated in and made a part of this Agreement as if set forth in full herein, and (b) qualified in their respective entirety by reference to specific provisions of this Agreement. Any fact or item disclosed in any Section of the Schedules shall be deemed disclosed in each other Section of the applicable Schedule to which such fact or item may apply so long as (i) such other Section is referenced by applicable cross-reference, or (ii) it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such other Section or portion of the Schedule. The headings contained in the Schedules are for convenience of reference only and shall not be deemed to modify or influence the interpretation of the information contained in the Schedules. The Schedules are

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not intended to constitute, and shall not be construed as, an admission or indication to any third party that any fact or item is required to be disclosed. The Schedules shall not be deemed to expand in any way the scope or effect of any representations, warranties or covenants described herein. Any fact or item, including the specification of any dollar amount, disclosed in the Schedules shall not, by reason only of such inclusion, be deemed to be material, to establish any standard of materiality or to define further the meaning of such terms for purposes hereof. Moreover, in disclosing the information in the Schedules, the Parties, to the fullest extent permitted by Law, expressly do not waive any attorney-client privilege associated with such information or any protection afforded by the attorney work-product doctrine with respect to any of the matters disclosed or discussed therein. The information contained in the Schedules shall be kept strictly confidential in accordance with Section 6.5 by the Parties and no third party may rely on any information disclosed or set forth therein.

Section 11.14 No Recourse. Notwithstanding anything that may be expressed or implied herein or any document, agreement or instrument delivered contemporaneously herewith, each Party, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements or instruments delivered contemporaneously herewith, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, Representative or employee of any Party (or any of their respective successors or permitted assigns), against any former, current or future general or limited partner, manager, shareholder or member of any Party (or any of their respective successors or permitted assigns) or any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, Representative, general or limited partner, shareholder, manager or member of any of the foregoing, but, in each case, not including the Parties (each, but excluding for the avoidance of doubt, the Parties, a “Non-Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, Contract or otherwise) by or on behalf of such Party against a Non-Party Affiliate, by the enforcement of any assessment or by any Proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise, it being agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Party Affiliate, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated hereby, or under any documents or instruments delivered contemporaneously herewith, at or prior to Closing, in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether in tort, Contract or otherwise) based on, in respect of or by reason of such obligations or their respective creation. Notwithstanding the foregoing, a Non-Party Affiliate may have obligations under any documents, agreements or instruments delivered contemporaneously herewith or otherwise contemplated hereby if such Non-Party Affiliate is party to or bound by such document, agreement or instrument. Except to the extent otherwise set forth herein, and subject in all cases to the terms and conditions and limitations herein, this Agreement may only be enforced against, and any claim or cause of action of any kind based upon, arising out of or related to this Agreement, or the negotiation, execution or performance hereof, may only be brought against, the entities that are named as Parties, and then only with respect to the specific obligations set forth herein with respect to any such Party. Each Non-Party Affiliate is intended as a third-party beneficiary of this Section 11.14.

Section 11.15 Equitable Adjustments. If, during the Pre-Closing Period, the SPAC Shares shall have been changed into a different number of units or shares or a different class, with the prior written consent of the Company to the extent required by this Agreement, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination, consolidation or exchange of shares, or any similar event shall have occurred, then any number or amount contained herein which is based upon the number of SPAC Shares will be appropriately adjusted to provide to the Company Stockholders and the SPAC Stockholders the same economic effect as contemplated hereby prior to such event.

Section 11.16 Legal Representation and Privilege.

(a) The Company.

(i) Each Party hereby agrees, on behalf of itself, its Affiliates and its and their respective directors, managers, officers, owners and employees, and each of their respective successors and assigns (all such parties, collectively, the “Waiving Parties”), that Ortoli Rosenstadt LLP (or any successor thereto) (“Company Counsel”) may represent the Company or any of the Company Equityholders and/or any of their respective

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directors, managers, officers, owners, employees, Subsidiaries, Affiliates or Representatives (collectively, the “Company Group”), in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the Transactions (any such representation, the “Company Post-Closing Representation”), notwithstanding its representation (or any continued representation) of any Group Company in connection with the transactions contemplated by this Agreement, and each Party, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the Company Post-Closing Representation may be directly adverse to any of the Waiving Parties. Each of the Parties acknowledges and agrees that the foregoing provision applies whether or not Company Counsel provides legal services to any Group Company after the Closing Date.

(ii) Each of the Parties, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Company Counsel (or any other legal counsel that represented any Group Company), the Group Companies and/or any member of the Company Group made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the Transactions or any matter relating to any of the foregoing are privileged communications, and shall remain privileged after the Closing, and the attorney-client privilege and the expectation of client confidence and work product and other immunities belong solely to the applicable Group Company (but, in all cases, for the avoidance of doubt, excluding any other Subsidiary of the SPAC) and are exclusively controlled by the applicable Group Company, and shall not pass to or be claimed by the SPAC, any other Subsidiary of the SPAC or any other Party or Waiving Party, other than the Company. From and after the Closing, each Party (other than the Company) shall not, and shall cause its Waiving Parties not to, access the same or seek to obtain the same by any process. From and after the Closing, each of the Parties (other than the Company), on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege or work product or other immunities with respect to any communication among Company Counsel (or any other legal counsel that represented any of the Group Companies), any Group Company and/or any member of the Company Group prior to the Closing in connection with any Company Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between any Party or any of its Waiving Parties, on the one hand, and a third party, on the other hand, such Party or its Waiving Party, as applicable, may assert the attorney-client privilege or work product or other immunities to prevent disclosure of confidential communications to such third party; provided, however, that no Party (or its Waiving Party) may waive such privilege or other immunity without the prior written consent of the Company.

(b) SPAC.

(i) Each Party hereby agrees, on behalf of itself and the Waiving Parties, that Katten Muchin Rosenman LLP (“Katten”) (or any successor thereto) may represent the Sponsor, the SPAC, the other equityholders of the SPAC prior to the Closing or the equityholders of the Sponsor and/or any of their respective directors, managers, officers, owners, employees, Affiliates or Representatives (collectively, the “Sponsor Group”) (it being understood and agreed that no Group Company shall be deemed an Affiliate for purposes of this definition) in connection with any dispute, claim, Proceeding or Liability arising out of or relating to this Agreement, any Ancillary Agreement or the Transactions (any such representation, the “SPAC Post-Closing Representation”), notwithstanding its representation (or any continued representation) of any of the SPAC Parties in connection with the transactions contemplated by this Agreement, and each Party, on behalf of itself and the Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest or any objection arising therefrom or relating thereto, even though the interests of the SPAC Post-Closing Representation may be directly adverse to any of the Waiving Parties. Each of the Parties acknowledges and agrees that the foregoing provision applies whether or not Katten provides legal services to any of the SPAC Parties after the Closing Date.

(ii) Each of the Parties, for itself and the Waiving Parties, hereby irrevocably acknowledges and agrees that all communications among Katten (or any other legal counsel that represented any of the SPAC Parties), the SPAC and/or any member of the Sponsor Group made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute, claim, Proceeding or Liability arising out of or relating to, this Agreement, any Ancillary Agreement or the Transactions or any matter relating to any of the foregoing are privileged communications, and shall remain privileged after the Closing, and the attorney-client privilege and the expectation of client confidence and work product and other immunities belong solely to the SPAC and are exclusively controlled by the SPAC, and shall not pass to or be claimed by any other Party or Waiving Party, other

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than the SPAC. From and after the Closing, each Party (other than the SPAC) shall not, and shall cause its Waiving Parties not to, access the same or seek to obtain the same by any process. From and after the Closing, each of the Parties (other than the SPAC), on behalf of itself and the Waiving Parties, irrevocably waives and will not assert any attorney-client privilege or work product or other immunities with respect to any communication among Katten (or any other legal counsel that represented the SPAC), the SPAC and/or any member of the Sponsor Group occurring prior to the Closing in connection with any SPAC Post-Closing Representation. Notwithstanding the foregoing, in the event that a dispute arises between any Party or any of its Waiving Parties, on the one hand, and a third party, on the other hand, such Party or its Waiving Party, as applicable, may assert the attorney-client privilege or work product or other immunities to prevent disclosure of confidential communications to such third party; provided, however, that no Party (or its Waiving Party) may waive such privilege or other immunity without the prior written consent of the SPAC.

Section 11.17 Acknowledgements.

(a) The Company. The Company specifically acknowledges and agrees to the SPAC’s disclaimers of any representations or warranties other than those set forth in (i) Article IV, any Ancillary Agreement to which any of the SPAC Parties is a party, or (ii) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement, whether made by one (1) of the SPAC Parties or any of their respective Affiliates or Representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to the Company, any of its Affiliates or any of its Representatives (including any opinion, information, projection or advice that may have been or may be provided to the Company, any of its Affiliates or any of its Representatives by either of the SPAC Parties or any of their respective Affiliates or Representatives), other than those set forth in (x) Article IV, (y) any Ancillary Agreement to which any of the SPAC Parties is a party, or (z) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement. The Company (I) specifically acknowledges and agrees that, except for the representations and warranties set forth in (A) Article IV, (B) any Ancillary Agreement to which any of the SPAC Parties is a party, or (C) any certificate delivered by any of the SPAC Parties pursuant to this Agreement or any such Ancillary Agreement, neither any of the SPAC Parties nor any of their respective Affiliates or Representatives has made any other express or implied representation or warranty with respect to any of the SPAC Parties, any of their respective assets or Liabilities, any of their respective businesses or the Transactions, and (II) with respect to the SPAC Parties, irrevocably and unconditionally waives and relinquishes any and all rights, Proceedings or causes of action (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, in law or in equity, or based on contract, tort or otherwise) based on or relating to any such other representation or warranty.

(b) SPAC. Each SPAC Party specifically acknowledges and agrees to the Company’s disclaimer of any representations or warranties other than those set forth in (i) Article III, (ii) any Ancillary Agreement to which any Group Company is party, or (iii) any certificate delivered by any Group Company pursuant to this Agreement or any such Ancillary Agreement, whether made by the Company or any of its Affiliates or Representatives, and of all Liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (orally or in writing) to any of the SPAC Parties or any of their respective Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to any of the SPAC Parties or any of their respective Affiliates or Representatives by the Company or any of its Affiliates or Representatives), other than those set forth in (x) Article III, (y) any Ancillary Agreement to which any Group Company is party, or (z) any certificate delivered by any Group Company pursuant to this Agreement or any such Ancillary Agreement. Each SPAC Party (I) specifically acknowledges and agrees that, except for the representations and warranties set forth in (A) Article III, (B) any Ancillary Agreement to which any Group Company is party, or (C) any certificate delivered by any Group Company pursuant to this Agreement or any such Ancillary Agreement, neither the Company nor any of its Affiliates or Representatives has made any other express or implied representation or warranty with respect to any Group Company, any of their respective assets or Liabilities or business or the Transactions, and (II) with respect to the Group Companies, irrevocably and unconditionally waives and relinquishes any and all rights or Proceedings (in each case, whether accrued, absolute, contingent or otherwise, known or unknown, or due or to become due, express or implied, in law or in equity, or based on contract, tort or otherwise) based on or relating to any such other representation or warranty.

* * * * *

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Each of the undersigned has caused this Business Combination Agreement to be duly executed as of the date first above written.

SPAC Parties:
Achari Ventures Holdings Corp. I
By:	/s/ Vikas Desai
Name:	Vikas Desai
Titles:	CEO
Achari Merger Sub, Inc.
By:	/s/ Vikas Desai
Name:	Vikas Desai
Titles:	President
COMPANY:
Vaso Corporation
By:	/s/ Jun Ma
Name:	Jun Ma
Titles:	President and CEO

Signature Page to Business Combination Agreement

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Annex B

SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

_________________, 2024

Achari Ventures Holdings Corp. I, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Achari Ventures Holdings Corp. I”. The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 25, 2021. The First Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 8, 2021. The Second Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on October 14, 2021. A Certificate of Correction of the Corporation was filed with the Secretary of State of the State of Delaware on October 19, 2021. The Third Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 22, 2022. The Fourth Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 12, 2023. The Fifth Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on December 19, 2023. The Sixth Amended and Restated Certificate of Incorporation of the Corporation (the “Sixth Amended and Restated Certificate”) was filed with the Secretary of State of the State of Delaware on July [    ], 2024. This Seventh Amended and Restated Certificate of Incorporation of the Corporation (this “Certificate”) was filed with the Secretary of State of the State of Delaware on the date first set forth above.

2. This Certificate amends and restates the Sixth Amended and Restated Certificate. This Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time.

3. This Certificate shall become effective on the date of filing with the Secretary of State of the State of Delaware.

4. The text of the Sixth Amended and Restated Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I

NAME

The name of the corporation is Vaso Holding Corporation.

ARTICLE IIREGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is 1013 Centre Road, Suite 403-B Wilmington, DE 19805, New Castle

County, and the name of the Corporation’s registered agent at such address is VCorp Services, LLC.

ARTICLE III

PURPOSES

The purpose of the Corporation is to have all of the powers conferred upon corporations organized under the Delaware General Corporation Law subject to any limitation thereof contained herein or in the laws of the State of Delaware.

ARTICLE IV

CAPITAL STOCK

Section 1. Classes and Shares Authorized. The authorized capital stock of the Corporation shall consist of 110,000,000 shares of Common Stock, $0.0001 par value per share (hereinafter referred to as either the “Common

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Shares” or “Common Stock”) of which (i) 100,000,000 shares shall be Class A Common Stock (the “Class A Common Stock”) and (ii) 10,000,000 shares shall be Class B Common Stock (the “Class B Common Stock”), and 1,000,000 shares of Preferred Stock, $0.0001 par value per share (hereinafter referred to as either the “Preferred Shares” or “Preferred Stock”).

Section 2. Common Stock

(a) Voting.

(i) Except as otherwise required by law or this Certificate (including any Preferred Stock Designation), the holders of the Class A Common Stock and Class B Common Stock shall exclusively possess all voting power with respect to the Corporation.

(ii) Except as otherwise required by law or this Certificate, the holders of shares of Class A Common Stock shall be entitled to one vote, and the holders of shares of Class B Common Stock shall be entitled to one hundred votes, for each such share on each matter properly submitted to the stockholders on which the holders of the Common Stock are entitled to vote.

(iii) Except as otherwise required by law or this Certificate, at any annual or special meeting of the stockholders of the Corporation, holders of the Class A Common Stock and holders of the Class B Common Stock, voting together as a single class, shall have the right to vote for the election of directors of the Corporation and on all other matters properly submitted to a vote of the stockholders. Notwithstanding any other provision of this Certificate to the contrary, so long as shares of Class A Common Stock are outstanding and shares of Class B Common Stock are outstanding, the Corporation shall not amend, alter or repeal any provision of this Certificate so as to adversely affect the relative rights, preferences, qualifications, limitations or restrictions of either such class of Common Stock as compared to those of the other class of Common Stock without the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of Common Stock whose relative rights, preferences, qualifications, limitations or restrictions are so affected.

(b) Dividends. Subject to applicable law, the holders of shares of Class A Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board of Directors from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c) Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of shares of Class A Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Class A Common Stock held by such holders.

(d) Class B Common Stock.

(i) No Economic Interest. The Class B Common Stock is solely entitled to vote and shall not have any economic interest in the(ii) Right to Convert. Except as otherwise required by law or this Certificate, beginning on the date on which there are no longer any Achari Put Shares (as defined in that certain Put Option Agreement, dated as of the date first set forth above, by and among the Corporation, Achari Sponsor Holdings I LLC and Vaso Corporation (the “Put Option Deadline”)) that remain outstanding, each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the Put Option Deadline, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one fully paid and nonassessable share of Class A Common Stock.

(iii) Mandatory Conversion. Each share of Class B Common Stock held of record shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock at 5:00 p.m. (New York time) on the first calendar day after the five (5) year anniversary of the date on which such share of Class B Common Stock was issued.

(iv) Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of

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effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

Section 3. Preferred Stock. The shares of Preferred Stock shall be issuable from time to time in one or more series, with respect to each of which series the Board of Directors shall be authorized, without further approval from stockholders of the Corporation, to fix:

(a)     the designation of the series;

(b)    the number of shares of each series, which number the Board of Directors may increase or decrease (but not below the number of shares thereof then outstanding);

(c)     the annual dividend rate of the series;

(d)    the dates at which dividends, if declared, shall be payable and the dates from which the dividends shall be cumulative and the redemption rights, if any, for shares of the series;

(e)     the terms and amount of any sinking fund provided for the purchase or redemption of shares of the series;

(f)     the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(g)    whether the shares of the series shall be convertible into Common Stock or other securities, and, if so, the conversion price or prices, any adjustments thereof, and all other terms and conditions upon which such conversion may be made;

(h)    restrictions on the issuance of the shares of the same series or of any other class or series; and

(i)     the voting rights, if any, exercisable by the holders of the shares of such series.

ARTICLE V

PREEMPTIVE RIGHTS

Stockholders of the Corporation shall not have pre-emptive rights to acquire unissued or treasury shares of the Corporation or securities convertible into such shares carrying a right to subscribe or to acquire such shares.

ARTICLE VI

PLACE OF BUSINESS

Part or all of the business of the Corporation may be conducted in the City of Wilmington, County of Newcastle, or any other place in the State of Delaware or outside of the State of Delaware, in other states or territories of the United States and in foreign countries.

ARTICLE VII

BOARD OF DIRECTORS

Section 1. Board of Directors: The governing board of the Corporation shall be known as the Board of Directors, shall consist of a minimum of three and a maximum of nine members, subject, however, to the number being from

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time to time increased or decreased in such manner as shall be provided in the By-Laws of the Corporation, provided that the number of directors of the Corporation shall not be reduced to less than three.

Section 2. Classification of Directors. The Board of Directors may but need not be divided into three classes, Class 1, Class 2 and Class 3, each class to be as nearly equal in number as possible. In the event the Corporation elects to adopt a staggered Board of Directors, the term of office of Class 1 directors shall expire at the first annual meeting of stockholders of the Corporation after their election, that of Class 2 directors shall expire at the second annual meeting of stockholders of the Corporation after their election, and that of Class 3 directors shall expire at the third annual meeting of stockholders of the Corporation after their election. At each annual meeting after such classification, the number of directors equal to the number of the class whose term expires at the time of such meeting shall be elected to hold office until the third succeeding annual meeting. No classification of directors shall be effective prior to the first annual meeting of stockholders of the Corporation or at any time when the Board of Directors consists of less than six members. Notwithstanding the foregoing, and except as otherwise required by law, whenever the holders of any one or more series of Preferred Stock shall have the right, voting separately as a class, to elect one or more directors of the Corporation, the terms of the director or directors elected by such holders shall expire at the next succeeding annual meeting of stockholders of the Corporation.

Section 3. Nomination of Directors

(a) Nominations for the election of directors may be made by the Board of Directors, by a committee of the Board of Directors or by any stockholder entitled to vote for the election of directors. Unless provided otherwise in the By-Laws, nominations by stockholders of the Corporation shall be made by notice, in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than 3 months nor more than 5 months prior to any meeting of the stockholders of the Corporation called for the election of directors.

(b) Each notice under subsection (a) shall set forth: (i) the name, age, business address, and, if known, residence address of each nominee proposed in such notice; (ii) the principal occupation or employment of each such nominee, and (iii) the number of shares of stock of the Corporation which are beneficially owned by each such nominee.

(c) The chair of the stockholders’ meeting may, if the facts warrant, determine and declare to the meeting that a nomination was not made in accordance with the foregoing procedure, and if he or she should so determine, he or she shall so declare to the meeting and the defective nomination shall be disregarded.

Section 4. Certain Powers of the Board of Directors. In furtherance and not in limitation of the powers conferred by statute, and subject to the rights of the holders of the Corporation’s Preferred Stock, the Board of Directors is expressly authorized:

(a) to manage and govern the Corporation by majority vote of members present at any regular or special meeting at which a quorum shall be present, to make, alter, or amend the By-laws of the Corporation at any regular or special meeting, to fix the amount to be reserved as working capital over and above its capital stock paid in, to authorize and cause to be executed mortgages and liens upon the real and personal property of this Corporation, and to designate one or more of committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution or in the By-laws of the Corporation, shall have and may exercise the powers of the Board of Directors in the management of the business and affairs of the Corporation (such committee or committees shall have such name or names as may be stated in the By-Laws of the Corporation or as may be determined from time to time by resolution adopted by the Board of Directors);

(b) to sell, lease, exchange or otherwise dispose of all of or substantially all of the property and assets of the Corporation in the ordinary course of its business upon such terms and conditions as the Board of Directors may determine without vote or consent of the stockholders;

(c) to sell, pledge, lease, exchange, liquidate or otherwise dispose of all or substantially all of the property or assets of the Corporation, including its goodwill, if not in the ordinary course of its business, upon such terms and conditions as the Board of Directors may determine; provided, however, that such transaction is authorized or ratified by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a stockholders’ meeting duly called for such purpose, or is authorized or ratified by the written consent of the stockholders of the

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Corporation; and, provided further, that any such transaction with any substantial stockholder or affiliate of the Corporation shall be authorized or ratified by the affirmative vote of the holders of at least two-thirds of shares entitled to vote thereon at a stockholders’ meeting duly called for that purpose, unless such transaction is with any subsidiary of the Corporation or is approved by the affirmative vote of a majority of the continuing directors of the Corporation, or is authorized or ratified by the written consent of the stockholders of the Corporation;

(d) to merge, consolidate or exchange all of the issued and outstanding shares of one or more classes of the Corporation upon such terms and conditions as the Board of Directors may authorize; provided, however, that such merger, consolidation or exchange is approved or ratified by the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a stockholders’ meeting duly called for that purpose, or is authorized or ratified by the written consent of the stockholders of the Corporation; and provided, further, that any such merger, consolidation or exchange with any substantial stockholder or affiliate of the Corporation shall be authorized or ratified by the vote of the holders of at least two-thirds of the shares entitled to vote thereon at a stockholders’ meeting duly called for that purpose, unless such merger, consolidation or exchange is with any subsidiary of the Corporation or is approved by the affirmative vote of a majority of the continuing directors of the Corporation, or is authorized or ratified by the written consent of the stockholders of the Corporation; and

(e) to distribute to the stockholders of the Corporation, without the approval of the stockholders, in partial liquidation, out of stated capital or capital surplus of the Corporation, a portion of its assets, in cash or in property, so long as the partial liquidation is in compliance with the Delaware General Corporation Law.

As used in this Section 4, the following terms shall have the following meaning:

(i) an “affiliate” shall mean any person or entity which is an affiliate within the meaning of Rule 125-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended;

(ii) a “continuing director” shall mean a director who was elected before the substantial stockholder or affiliate of the Corporation which is to be a party to a proposed transaction within the scope of subsections (c) and (d) of this Section 4 became such a substantial stockholder or affiliate of the Corporation, as the case may be, or is designated at or prior to his or her first election or appointment to the Board of Directors by the affirmative vote of a majority of the Board of Directors who are continuing directors;

(iii) a “subsidiary” shall mean any corporation in which the Corporation owns the majority of each class of equity security; and

(iv) a “subsidiary stockholder” shall mean any person or entity which is the beneficial owner, within the meaning of Rule 13d3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, of one or more of the outstanding shares of capital stock of the Corporation.

ARTICLE VIII

CONFLICTS OF INTEREST

Section l. Related Party Transactions. No contract or other transaction of the Corporation with any other person, firm or corporation, or in which the Corporation is interested, shall be affected or invalidated by (a) the fact that any one or more of the directors or officers of the Corporation is interested in or is a director or officer of such other firm or corporation; or (b) the fact that any director or officer of the Corporation, individually or jointly with others, may be a party to or may be interested in any such contract or transaction, so long as the contract or transaction is authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein, to which such fact of relationship or interest has been disclosed, or the contract or transaction has been approved or ratified by vote or written consent of the stockholders entitled to vote, to whom such fact of relationship or interest has been disclosed, or so long as the contract or transaction is fair and reasonable to the Corporation. Each person who may become a director or officer of the Corporation is hereby relieved from any liability that might otherwise arise by reason of his or her contracting with the Corporation for the benefit of himself or herself or any firm or corporation in which he or she may be in any way interested.

Section 2. Corporate Opportunities. The officers, directors and other members of management of the Corporation shall be subject to the doctrine of corporate opportunities only insofar as it applies to business opportunities in which

Annex B-5

the Corporation has expressed an interest as determined from time to time by resolution of the Board of Directors. When such areas of interest are delineated, all such business opportunities within such areas of interest which come to the attention of the officers, directors and other members of management of the Corporation shall be disclosed promptly to the Corporation and made available to it. The Board of Directors may reject any business opportunity so that any officer, director or other member of management may avail himself or herself of such opportunity. Until such time as the Corporation, through the Board of Directors, has designated an area of interest, the officers, directors and other members of management of the Corporation shall be free to engage in such areas of interest on their own, and the provisions hereof shall not limit the rights of any officer, director or other member of management of the Corporation to continue a business existing prior to the time that such area of interest is designated by the Corporation. This provision shall not be construed to release any employee of the Corporation (other than an officer, director or member of management) from any duties which such employee may have to the Corporation.

ARTICLE IX

INDEMNIFICATION

Section l. Liability of Directors. No director of the Corporation shall be personally liable to the Corporation or any stockholder of the Corporation for monetary damages for breach of fiduciary duty as a director, except for any matter is respect of which such director shall be liable under Section 174 of Title 8 of the Delaware Code (relating to the Delaware General Corporation Law) or any amendment thereto or successor provision thereto as shall be liable for reason that, in addition to any and all other requirements for such liability, he or she: (i) shall have breached his or her duty of loyalty to the Corporation or its stockholders; (ii) shall not have acted in good faith, or in failing to act, shall not have acted in good faith; (iii) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law; or (iv) shall have derived an improper personal benefit. Neither the amendment nor repeal of this Article IX, nor the adoption of any provision of the Certificate inconsistent with this Article IX, shall eliminate or reduce the effect of this Article IX in respect of any matter occurring or any cause of action, suit or claim that, but for this Article IX would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Section 2. Insurance. The Board of Directors may exercise the Corporation’s power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the Corporation or is or was serving at the request of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power to indemnify such person against such liability under this Article IX.

Section 3. Miscellaneous. The indemnification provided by this Article IX shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under this Certificate, the By-laws, agreements, vote of the stockholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, fiduciary or agent and shall inure to the benefit of the heirs and personal representatives of such person.

ARTICLE X

STOCKHOLDERS’ MEETINGS

Stockholders’ meetings may be held at such time and place as may be stated or fixed in accordance with the By-laws. Except as may be otherwise set out in the By-Laws, at all stockholders’ meetings, one-third of all shares entitled to vote shall constitute a quorum.

ARTICLE XI

AMENDMENT

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This Certificate may be amended by the affirmative vote at a meeting of the holders of at least a majority of the shares entitled to vote thereon called for that purpose (or, unless the By-Laws provide otherwise, by the lowest percentage permitted under Delaware law) or when such action is ratified by the written consent of the stockholders of the Corporation.

ARTICLE XII

STOCKHOLDER VOTE

Section 1. Lowering Discretionary Approval Requirements. Whenever the laws of the State of Delaware require the vote or concurrence of the holders of two-thirds of the outstanding shares entitled to vote thereon absent a statement in the applicable certificate of incorporation to the contrary, with respect to any action to be taken by the stockholders of the Corporation, such action may be taken by the vote or concurrence of the holders of at least a majority of the shares entitled to vote thereon.

Section 2. Written Consent. Any action required or permitted to be taken at any annual or special meeting of the stockholders of the Corporation may be taken without a meeting if a consent or consents in writing, setting forth the action so taken, are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

ARTICLE XIII

DISSOLUTION

Section l. Procedure. The Corporation shall be dissolved upon the affirmative vote of the holders of at least a majority of the shares entitled to vote thereon at a meeting duly called for that purpose or when authorized or ratified by the written consent of the stockholders of the Corporation.

Section 2. Revocation. The Corporation shall revoke voluntary dissolution proceedings upon the affirmative vote of the holders of at least a majority of the shares entitled to vote at a meeting duly called for that purpose or when authorized or ratified by the written consent of the stockholders of the Corporation.

*****

Annex B-7

IN WITNESS WHEREOF, Achari Ventures Holdings Corp. I has caused this Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Achari Ventures Holdings Corp. I By:
Name:
Title:

SIGNATURE PAGE TO SEVENTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

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Annex C

VASO HOLDING CORPORATION
(F/K/A ACHARI VENTURES HOLDINGS CORP. I)
2024 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the Vaso Holding Corporation 2024 Equity Incentive Plan is to provide a means through which Vaso Holding Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Company”), and its Affiliates (as defined herein) may attract and retain key personnel and to provide a means whereby directors, officers, managers, employees, consultants and advisors (and prospective directors, officers, managers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, which may (but need not) be measured by reference to the value of the Common Stock (as defined herein), thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders.

2. Definitions. The following definitions shall be applicable throughout this Plan:

(a) “Affiliate” means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company, and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest as determined by the Committee in its discretion. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(b) “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Stock Bonus Award and Performance Compensation Award granted under this Plan.

(c) “Board” means the Board of Directors of the Company.

(d) [Reserved]

(e) “Business Day” means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by federal law or executive order to be closed.

(f) “Cause” means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having “cause” to terminate a Participant’s employment or service, as defined in any employment or consulting agreement or similar document or policy between the Participant and the Company or an Affiliate in effect at the time of such termination, or (ii) in the absence of any such employment or consulting agreement, document or policy (or the absence of any definition of “Cause” contained therein), (A) a continuing material breach or material default (including, without limitation, any material dereliction of duty) by Participant of any agreement between the Participant and the Company, except for any such breach or default which is caused by the physical disability of the Participant (as determined by a neutral physician), or a continuing failure by the Participant to follow the direction of a duly authorized representative of the Company; (B) gross negligence, willful misfeasance or breach of fiduciary duty by the Participant; (C) the commission by the Participant of an act of fraud, embezzlement, misappropriation of the Company’s or its Affiliate’s assets or any felony or other crime of dishonesty in connection with the Participant’s duties; (D) conviction of the Participant of a felony or any other crime that would materially and adversely affect: (i) the business reputation of the Company, or (ii) the performance of the Participant’s duties to the Company, or (E) failure by the Participant to follow the lawful directions of a superior officer or the Board. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(g) “Change in Control” shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of “Change in Control”, be deemed to occur upon:

(i) An acquisition (whether directly from the Company or otherwise) of any voting securities of the Company (the “Voting Securities”) by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)), immediately after which such Person has ownership of more than two thirds (2/3) of the combined voting power of the Company’s then outstanding Voting Securities;

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(ii) The individuals who constitute the members of the Board cease, by reason of a financing, merger, combination, acquisition, takeover or other non-ordinary course transaction affecting the Company, to constitute at least forty percent (40%) of the members of the Board; or

(iii) The consummation of any of the following events:

(A) A merger, consolidation or reorganization involving the Company, where either or both of the events described in clauses (i) or (ii) above would be the result;

(B) A liquidation or dissolution of or appointment of a receiver, rehabilitator, conservator or similar person for, or the filing by a third party of an involuntary bankruptcy against, the Company; provided, however, that to the extent necessary to comply with Section 409A of the Code, the occurrence of an event described in this subsection (B) shall not permit the settlement of Restricted Stock Units granted under this Plan; or

(C) An agreement for the sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a subsidiary of the Company).

(h) “Closing Price” means (A) during such time as the Common Shares are registered under Section 12 of the Exchange Act, the closing price of the Common Shares as reported by an established stock exchange or automated quotation system on the day for which such value is to be determined, or, if no sale of the Common Shares shall have been made on any such stock exchange or automated quotation system that day, on the next day on which there was a sale of such Common Shares, or (B) during any such time as the Common Shares are not listed upon an established stock exchange or automated quotation system, the mean between dealer “bid” and “ask” prices of the Common Shares in the over-the-counter market on the day for which such value is to be determined, as reported by the Financial Industry Regulatory Authority, Inc., or (C) during any such time as the Common Shares cannot be valued pursuant to (A) or (B) above, the value determined by the Committee considering all relevant information including, by example and not by limitation, the services of an independent appraiser.

(i) “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. References in this Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(j) “Committee” means a committee of at least two people as the Board may appoint to administer this Plan or, if no such committee has been appointed by the Board, the Board.

(k) “Common Shares” means the Class A common stock, par value $0.0001 per share, of the Company (and any stock or other securities into which such common shares may be converted or into which they may be exchanged).

(l) “Company” means Vaso Holding Corporation (formerly Achari Ventures Holdings Corp. I), a Delaware corporation, together with its successors and assigns.

(m) “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(n) “Disability” means a “permanent and total” disability incurred by a Participant while in the employ of the Company or an Affiliate. For this purpose, a permanent and total disability shall mean that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.

(o) “Effective Date” means the date when the Plan is adopted by the Board.

(p) “Eligible Director” means a person who is (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) an “outside director” within the meaning of Section 162(m) of the Code.

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(q) “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate, provided that, if the Securities Act applies, such persons must be eligible to be offered securities registrable on Form S-8 under the Securities Act; or (iv) prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or begins providing services to the Company or its Affiliates).

(r) “Exchange Act” has the meaning given such term in the definition of “Change in Control”, and any reference in this Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(s) “Exercise Price” has the meaning given such term in Section 7(b) of this Plan.

(t) “Fair Market Value”, unless otherwise provided by the Committee in accordance with all applicable laws, rules, regulations and standards, means, on a given date, (i) if the Common Shares (A) are listed on a national securities exchange, or (B) are not listed on a national securities exchange, but are quoted by the OTC Markets Group, Inc. (www.otcmarkets.com) or any successor or alternative recognized over-the-counter market or another inter-dealer quotation system, on a last sale basis, the average selling price of the Common Shares reported on such national securities exchange or other inter-dealer quotation system, determined as the arithmetic mean of such selling prices over the thirty (30)-Business Day period preceding the Date of Grant, weighted based on the volume of trading of such Common Shares on each trading day during such period; or (ii) if the Common Shares are not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Shares.

(u) “Immediate Family Members” shall have the meaning set forth in Section 15(b) of this Plan.

(v) “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in this Plan.

(w) “Indemnifiable Person” shall have the meaning set forth in Section 4(e) of this Plan.

(y) “Mature Shares” means Common Shares owned by a Participant that are not subject to any pledge or security interest and that have been either previously acquired by the Participant on the open market or meet such other requirements, if any, as the Committee may determine are necessary in order to avoid an accounting earnings charge on account of the use of such shares to pay the Exercise Price or satisfy a withholding obligation of the Participant.

(z) “Negative Discretion” shall mean the discretion authorized by this Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(aa) “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(bb) “Option” means an Award granted under Section 7 of this Plan.

(cc) “Option Period” has the meaning given such term in Section 7(c) of this Plan.

(ff) “Participant” means an Eligible Person who has been selected by the Committee to participate in this Plan and to receive an Award pursuant to Section 6 of this Plan.

(gg) “Performance Compensation Award” shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of this Plan.

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(hh) “Performance Criteria” shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under this Plan.

(ii) “Performance Formula” shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(jj) “Performance Goals” shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(kk) “Performance Period” shall mean the one or more periods of time, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Compensation Award.

(ll) “Permitted Transferee” shall have the meaning set forth in Section 15(b) of this Plan.

(mm) “Person” has the meaning given such term in the definition of “Change in Control”.

(nn) “Plan” means this Vaso Holding Corporation 2024 Equity Incentive Plan, as amended from time to time in accordance with its terms.

(oo) “Retirement” means the fulfillment of each of the following conditions: (i) the Participant is in good standing with the Company as determined by the Committee; (ii) the voluntary termination by a Participant of such Participant’s employment with or service to the Company, and (iii) that at the time of such voluntary termination, the sum of: (1) the Participant’s age (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12), and (2) the Participant’s years of employment or service with the Company (calculated to the nearest month, with any resulting fraction of a year being calculated as the number of months in the year divided by 12) equals at least 62 (provided that, in any case, the foregoing shall only be applicable if, at the time of Retirement, the Participant shall be at least 55 years of age and shall have been employed by or served with the Company for no less than 5 years).

(pp) “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq) “Restricted Stock Unit” means an unfunded and unsecured promise to deliver Common Shares, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(rr) “Restricted Stock” means Common Shares, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of this Plan.

(ss) “SAR Period” has the meaning given such term in Section 8(b) of this Plan.

(tt) “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in this Plan to any section of the Securities Act shall be deemed to include any rules, regulations or other official interpretative guidance under such section, and any amendments or successor provisions to such section, rules, regulations or guidance.

(uu) “Stock Appreciation Right” or “SAR” means an Award granted under Section 8 of this Plan which meets all of the requirements of Section 1.409A-1(b)(5)(i)(B) of the Treasury Regulations.

(vv) “Stock Bonus Award” means an Award granted under Section 10 of this Plan.

Annex C-4

(ww) “Strike Price” means, except as otherwise provided by the Committee in the case of Substitute Awards, (i) in the case of a SAR granted in tandem with an Option, the Exercise Price of the related Option, or (ii) in the case of a SAR granted independent of an Option, the fair market value on the Date of Grant.

(xx) “Subsidiary” means, with respect to any specified Person:

(i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of outstanding Company voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii) any partnership or limited liability company (or any comparable foreign entity) (a) the sole general partner or managing member (or functional equivalent thereof) or the managing general partner of which is such Person or a Subsidiary of such Person, or (b) the only general partners or managing members (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(yy) “Substitute Award” has the meaning given such term in Section 5(e).

(zz) “Treasury Regulations” means any regulations, whether proposed, temporary or final, promulgated by the U.S. Department of Treasury under the Code, and any successor provisions.

3. Effective Date; Duration. The Plan shall be effective as of the Effective Date, but no Award shall be exercised or paid (or, in the case of a stock Award, shall be granted unless contingent on stockholder approval) unless and until this Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months after the Effective Date. The expiration date of this Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of this Plan shall continue to apply to such Awards.

4. Administration.

(a) The Committee shall administer this Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under this Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under this Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under this Plan. The acts of a majority of the members present at any meeting at which a quorum is present or acts approved in writing by a majority of the Committee shall be deemed the acts of the Committee. Whether a quorum is present shall be determined based on the Committee’s charter as approved by the Board.

(b) Subject to the provisions of this Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by this Plan and its charter, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of Common Shares to be covered by, or with respect to which payments, rights or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent and under what circumstances Awards may be settled or exercised in cash, Common Shares, other securities, other Awards or other property, or canceled, forfeited or suspended, and the method or methods by which Awards may be settled, exercised, canceled, forfeited or suspended; (vi) determine whether, to what extent and under what circumstances the delivery of cash, Common Shares, other securities, other Awards or other property and other amounts may be payable with respect to an Award; (vii) interpret, administer, reconcile any inconsistency in, settle any controversy regarding, correct any defect in and/or complete any omission in this Plan and any instrument or agreement relating to, or Award granted under, this Plan; (viii) establish, amend, suspend or waive any rules, conditions and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of this Plan; (ix) accelerate the vesting or exercisability of, payment for or lapse of restrictions on Awards; and (x) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of this Plan.

Annex C-5

(c) The Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act, or (ii) who are, or who are reasonably expected to be, “covered employees” for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in this Plan, all designations, determinations, interpretations and other decisions under or with respect to this Plan or any Award or any documents evidencing Awards granted pursuant to this Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board, the Committee, delegate of the Committee or any employee, advisor or agent of the Company or the Board or the Committee (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Award hereunder. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from (and the Company shall pay or reimburse on demand for) any loss, cost, liability or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken under this Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person; provided, that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding, and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case, not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in this Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer this Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under this Plan.

5. Grant of Awards; Shares Subject to this Plan; Limitations.

(a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonus Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Subject to Section 3, Section 11 and Section 12 of this Plan, (i) the Committee is authorized to deliver under this Plan an aggregate of [•] (#)1 Common Shares. Each Common Share subject to an Option or a Stock Appreciation Right will reduce the number of Common Shares available for issuance by one share, and each Common Share underlying an Award of Restricted Stock, Restricted Stock Units, Stock Bonus Awards and Performance Compensation Awards will reduce the number of Common Shares available for issuance by one share, and (ii) the number of Common Shares available for issuance under the Plan will be increased on the first day of each calendar year beginning January 1, 2025 and ending on and including January 1, 2033 in an amount equal to the least of (i) fifteen percent (15%) of the aggregate number of outstanding Common Shares on the last day of the immediately preceding the fiscal year, or (ii) such smaller number of Common Shares determined by the Board; provided, that such determination under the foregoing clause will be made no later than the last day of the immediately preceding fiscal year.

____________

1        An amount to equal 15% of the number of the shares of Class A Common Stock outstanding following the closing of the business combination after giving effect to the transactions contemplated by the Business Combination Agreement and assuming that no Company stockholders will exercise their respective rights to redeem their respective shares.

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(c) Common Shares underlying Awards under this Plan that are forfeited, cancelled, expire unexercised or are settled in cash shall be available again for Awards under this Plan at the same ratio at which they were previously granted. Notwithstanding the foregoing, the following Common Shares shall not be available again for Awards under the Plan: (i) shares tendered or held back upon the exercise of an Option or settlement of an Award to cover the Exercise Price of an Award; (ii) shares that are used or withheld to satisfy tax obligations of the Participant; and (iii) shares subject to a Stock Appreciation Right that are not issued in connection with the stock settlement of the SAR upon exercise thereof.

(d) Common Shares delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Subject to compliance with Section 1.409A-3(f) of the Treasury Regulations, Awards may, in the sole discretion of the Committee, be granted under this Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired by the Company or with which the Company combines (“Substitute Awards”). The number of Common Shares underlying any Substitute Awards shall be counted against the aggregate number of Common Shares available for Awards under this Plan.

6. Eligibility. Participation shall be limited to Eligible Persons who have entered into an Award agreement or who have received written notification from the Committee, or from a person designated by the Committee, that they have been selected to participate in this Plan.

7. Options.

(a) Generally. Each Option granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. All Options granted under this Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Notwithstanding any designation of an Option, to the extent that the aggregate fair market value of Common Shares with respect to which Options designated as Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all plans of the Company or any Subsidiary) exceeds $100,000, such excess Options shall be treated as Nonqualified Stock Options. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless this Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If, for any reason, an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such non-qualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under this Plan.

(b) Exercise Price. The exercise price (“Exercise Price”) per Common Share for each Option shall not be less than 100% of the fair market value of such share determined as of the Date of Grant; provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate, the Exercise Price per share shall not be less than 110% of the fair market value per share on the Date of Grant; and, provided further, that notwithstanding any provision herein to the contrary, the Exercise Price shall not be less than the par value per Common Share.

Annex C-7

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and as set forth in the applicable Award agreement, and shall expire after such period, not to exceed ten (10) years from the Date of Grant, as may be determined by the Committee (the “Option Period”); provided, however, that the Option Period shall not exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who, on the Date of Grant, owns shares representing more than 10% of the voting power of all classes of shares of the Company or any Affiliate; and, provided, further, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any Option, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) an Option may or may not be subject to vesting. Vesting shall occur, in full or in installments, upon satisfaction of the conditions specified in the Award agreement. An Award agreement may provide for accelerated vesting of the Option in the event of the Participant’s death, Disability, retirement or other events. The Committee may determine, at the time of granting an Award agreement of such Option or thereafter, that all or part of the Common Shares subject to such Option shall become vested in the event that a Change in Control occurs;

(ii) any unvested portion of an Option shall expire upon termination of employment or service of the Participant granted the Option, and the vested portion of such Option shall remain exercisable for:

(A) one year following termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the Option Period unless the Participant’s death precedes a Change in Control whereby the unvested portion of an Option shall expire automatically on the date of that Participant’s death;

(B) for directors, officers and employees of the Company only, for the remainder of the Option Period following termination of employment or service by reason of such Participant’s Retirement (it being understood that any Incentive Stock Option held by the Participant shall be treated as a Nonqualified Stock Option if exercise is not undertaken within 90 days of the date of Retirement);

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the Option Period; and

(iii) both the unvested and the vested portion of an Option shall immediately expire upon the termination of the Participant’s employment or service by the Company for Cause.

(d) Method of Exercise and Form of Payment. No Common Shares shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award agreement accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check (subject to collection), cash equivalent and/or vested Common Shares valued at the Closing Price at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of Common Shares in lieu of actual delivery of such shares to the Company); provided, however, that such Common Shares are not subject to any pledge or other security interest and are Mature Shares; and (ii) by such other method as the Committee may permit in accordance with applicable law, in its sole discretion, including, without limitation: (A) in other property having a fair market value (as determined by the Committee in its discretion) on the date of exercise equal to the Exercise Price, or (B) if there is a public market for the Common Shares at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the Common Shares otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price, or (C) by a “net exercise” method whereby the Company withholds from the delivery of the Common Shares for which the Option was exercised that number of Common Shares having a Closing Price equal to the aggregate Exercise Price for the Common Shares for which the Option was exercised. Any fractional Common Shares shall be settled in cash.

Annex C-8

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under this Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Shares acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Shares before the later of (A) two years after the Date of Grant of the Incentive Stock Option, or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession of any Common Shares acquired pursuant to the exercise of an Incentive Stock Option as agent for the applicable Participant until the end of the period described in the preceding sentence.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, if applicable, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights.

(a) Generally. Each SAR granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a website maintained by the Company or a third party under contract with the Company)). Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement. Any Option granted under this Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the “SAR Period”); provided, however, that notwithstanding any vesting dates set by the Committee, the Committee may, in its sole discretion, accelerate the exercisability of any SAR, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability. Unless otherwise provided by the Committee in an Award agreement:

(i) a SAR shall vest and become exercisable with respect to 100% of the Common Shares subject to such SAR Award agreement;

(ii) the unvested portion of a SAR shall expire upon termination of employment or service of the Participant granted the SAR, and the vested portion of such SAR shall remain exercisable for:

(A) one year following the termination of employment or service by reason of such Participant’s death or Disability (with the determination of Disability to be made by the Committee on a case by case basis), but not later than the expiration of the SAR Period unless the Participant’s death precedes a Change in Control whereby the unvested portion of a SAR shall expire automatically on the date of that Participant’s death;

(B) for directors, officers and employees of the Company only, for the remainder of the SAR Period following termination of employment or service by reason of such Participant’s Retirement;

(C) 90 calendar days following termination of employment or service for any reason other than such Participant’s death, Disability or Retirement, and other than such Participant’s termination of employment or service for Cause, but not later than the expiration of the SAR Period; and

(iii) both the unvested and the vested portion of a SAR shall expire immediately upon the termination of the Participant’s employment or service by the Company for Cause.

(c) Method of Exercise. SARs that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or, in the case of a SAR independent of an option, the SAR Period), the Closing Price

Annex C-9

exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(d) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Closing Price of one Common Share on the exercise date over the Strike Price, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in Common Shares valued at fair market value or any combination thereof, as determined by the Committee. Any fractional Common Share shall be settled in cash.

9. Restricted Stock and Restricted Stock Units.

(a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a website maintained by the Company or a third party under contract with the Company)). Each such grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

(b) Restricted Accounts; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, a book entry in a restricted account shall be established in the Participant’s name at the Company’s transfer agent and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than held in such restricted account pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate share power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank share power within the amount of time specified by the Committee, the Award shall be null and void ab initio. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation, the right to vote such Restricted Stock and the right to receive dividends, if applicable. To the extent shares of Restricted Stock are forfeited, any share certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. Unless otherwise provided by the Committee in an Award agreement: (i) the Restricted Period shall lapse with respect to 100% of the Restricted Stock and Restricted Stock Units on the third (3rd) anniversary of the Date of Grant; and (ii) the unvested portion of Restricted Stock and Restricted Stock Units shall terminate and be forfeited upon termination of employment or service of the Participant granted the applicable Award.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable certificate shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the share certificate evidencing the shares of Restricted Stock that have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in Common Shares having a Closing Price equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends (except as otherwise set forth by the Committee in the applicable Award agreement).

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one Common Share for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion and subject to the requirements of Section 409A of the Code, elect to (i) pay cash or part cash and part Common Share in lieu of delivering only Common Shares in respect of such Restricted Stock Units; or (ii) defer the delivery of Common Shares (or cash or part

Annex C-10

Common Shares and part cash, as the case may be) beyond the expiration of the Restricted Period if such delivery would result in a violation of applicable law until such time as is no longer the case. If a cash payment is made in lieu of delivering Common Shares, the amount of such payment shall be equal to the Closing Price of the Common Shares as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units, less an amount equal to any federal, state, local and non-U.S. income and employment taxes required to be withheld.

10. Stock Bonus Awards. The Committee may issue unrestricted Common Shares, or other Awards denominated in Common Shares, under this Plan to Eligible Persons, either alone or in tandem with other awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Stock Bonus Award granted under this Plan shall be evidenced by an Award agreement (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)). Each Stock Bonus Award so granted shall be subject to such conditions not inconsistent with this Plan as may be reflected in the applicable Award agreement.

11. Performance Compensation Awards.

(a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 7 through 10 of this Plan, to designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code. The Committee shall have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code.

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) shall be based on the attainment of specific levels of performance of the Company and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing, as determined by the Committee. Any one or more of the Performance Criteria adopted by the Committee may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any business unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period and thereafter promptly communicate such Performance Criteria to the Participant.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. The Committee is authorized at any time during the first 90 calendar days of a Performance Period (or, if longer or shorter, within the maximum period allowed under Section 162(m) of the Code, if applicable), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as “performance-based compensation” under Section 162(m) of the Code, in its sole discretion, to adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion

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No. 30 (or any successor pronouncement thereto) and/or in management’s discussion and analysis of financial condition and results of operations appearing in the Company’s annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company’s fiscal year.

(e) Payment of Performance Compensation Awards.

(i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. A Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant’s Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant’s Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant’s Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. The Committee shall not have the discretion, except as is otherwise provided in this Plan, to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of this Plan.

(f) Timing of Award Payments. Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11, but in no event later than two-and-one-half months following the end of the fiscal year during which the Performance Period is completed in order to comply with the short-term deferral rules under Section 1.409A-1(b)(4) of the Treasury Regulations. Notwithstanding the foregoing, payment of a Performance Compensation Award may be delayed, as permitted by Section 1.409A-2(b)(7)(i) of the Treasury Regulations, to the extent that the Company reasonably anticipates that if such payment were made as scheduled, the Company’s tax deduction with respect to such payment would not be permitted due to the application of Section 162(m) of the Code.

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend or other distribution (whether in the form of cash, Common Shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, amalgamation, consolidation, split-up, split-off, combination, repurchase or exchange of Common Shares or other securities of the Company, issuance of warrants or other rights to acquire Common Shares or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the Common Shares, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that, in either case, an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments that are equitable, including, without limitation, any or all of the following:

(i) adjusting any or all of (A) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) that may be delivered in respect of Awards or with respect to which Awards may be granted under this Plan (including, without limitation, adjusting any or all of the limitations

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under Section 5 of this Plan), and (B) the terms of any outstanding Award, including, without limitation, (1) the number of Common Shares or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award, or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on or termination of Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) subject to the requirements of Section 409A of the Code, canceling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, Common Shares, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which, if applicable, may be based upon the price per Common Share received or to be received by other stockholders of the Company in such event), including, without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the fair market value (as of a date specified by the Committee) of the Common Shares subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the fair market value of a Common Share subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004) or ASC Topic 718, or any successor thereto), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. The Company shall give each Participant notice of an adjustment hereunder and, upon notice, such adjustment shall be conclusive and binding for all purposes.

13. Effect of Change in Control. Except to the extent otherwise provided in an Award agreement or as determined by the Committee in its sole discretion, in the event of a Change in Control, notwithstanding any provision of this Plan to the contrary, with respect to all or any portion of a particular outstanding Award or Awards:

(a) all of the then outstanding Options and SARs may immediately vest and may become immediately exercisable as of a time prior to the Change in Control except for the then outstanding Options and SARs of a Participant whose death immediately precedes the Change in Control;

(b) the Restricted Period may expire as of a time prior to the Change in Control (including, without limitation, a waiver of any applicable Performance Goals);

(c) Performance Periods in effect on the date the Change in Control occurs may end on such date, and the Committee (i) shall determine the extent to which Performance Goals with respect to each such Performance Period have been met based upon such audited or unaudited financial information or other information then available as it deems relevant, and (ii) may cause the Participant to receive partial or full payment of Awards for each such Performance Period based upon the Committee’s determination of the degree of attainment of the Performance Goals, or assuming that the applicable “target” levels of performance have been attained or on such other basis determined by the Committee.

To the extent practicable, any actions taken by the Committee under the immediately preceding clauses (a) through (c) shall occur in a manner and at a time which allows affected Participants the ability to participate in the Change in Control transactions with respect to the Common Shares subject to their respective Awards. In the event no action is taken by the Committee to allow for the changes set forth in immediately preceding clauses (a) through (c), then no changes to the Award shall be effected.

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14. Amendments and Termination.

(a) Amendment and Termination of this Plan. The Board may amend, alter, suspend, discontinue or terminate this Plan or any portion hereof at any time; provided, that (i) no amendment to the definition of Eligible Employee in Section 2, Section 5(i), Section 11(c) or Section 14(b) (to the extent required by the proviso in such Section 14(b)) shall be made without stockholder approval, and (ii) no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to this Plan (including, without limitation, as necessary to comply with any rules or requirements of any securities exchange or inter-dealer quotation system on which the Common Shares may be listed or quoted or to prevent the Company from being denied a tax deduction under Section 162(m) of the Code); and, provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the prior written consent of the affected Participant, holder or beneficiary.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided, however, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; and, provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of this Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR, another Award or cash or take any action that would have the effect of treating such Award as a new Award for tax or accounting purposes, and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of the applicable securities exchange or inter-dealer quotation system on which the Common Shares are listed or quoted.

15. General.

(a) Award Agreements. Each Award under this Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant (whether in paper or electronic medium (including email or the posting on a web site maintained by the Company or a third party under contract with the Company)) and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. The Company’s failure to specify any term of any Award in any particular Award agreement shall not invalidate such term, provided such term was duly adopted by the Board or the Committee.

(b) Nontransferability; Trading Restrictions.

(i) Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, with or without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of this Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or equityholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award

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agreement (each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of this Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in this Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the Common Shares to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under this Plan or otherwise; and (D) the consequences of the termination of the Participant’s employment by, or services to, the Company or an Affiliate under the terms of this Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in this Plan and the applicable Award agreement.

(iv) The Committee shall have the right, either on an Award-by-Award basis or as a matter of policy for all Awards or one or more classes of Awards, to condition the delivery of vested Common Shares received in connection with such Award on the Participant’s agreement to such restrictions as the Committee may determine.

(c) Tax Withholding.

(i) A Participant shall be required to pay to the Company or any Affiliate, or the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, Common Shares, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Shares, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under this Plan, and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes.

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of Common Shares (which are not subject to any pledge or other security interest and are Mature Shares) owned by the Participant having a fair market value equal to such withholding liability, or (B) having the Company withhold from the number of Common Shares otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a fair market value equal to such withholding liability (but no more than the minimum required statutory withholding liability).

(d) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under this Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither this Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under this Plan, unless otherwise expressly provided in this Plan or any Award agreement. By accepting an Award under this Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under this Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

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(e) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expected to be) “covered employees” within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of this Plan or outstanding Awards (or establish a sub-plan) with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under this Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation filed with the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate. Upon the occurrence of a Participant’s divorce (as evidenced by a final order or decree of divorce), any spousal designation previously given by such Participant shall automatically terminate.

(g) Termination of Employment/Service. Unless determined otherwise by the Committee, at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service with the Company or an Affiliate; and (ii) if a Participant’s employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity (or vice-versa), such change in status shall not be considered a termination of employment with the Company or an Affiliate.

(h) No Rights as a Stockholder. Except as otherwise specifically provided in this Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of Common Shares that are subject to Awards hereunder until such shares have been issued or delivered to that person.

(i) Government and Other Regulations.

(i) The obligation of the Company to settle Awards in Common Shares or other consideration shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any Common Shares pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of legal counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the Common Shares to be offered or sold under this Plan. The Committee shall have the authority to provide that all certificates for Common Shares or other securities of the Company or any Affiliate delivered under this Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under this Plan, the applicable Award agreement, the federal securities laws or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system upon which such shares or other securities are then listed or quoted and any other applicable federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of this Plan, the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions. Notwithstanding any provision in this Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under this Plan that it, in its sole discretion, deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of Common Shares from the public markets, the Company’s issuance of Common Shares to the Participant, the Participant’s acquisition of Common Shares from the Company and/or the Participant’s sale of Common Shares to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, unless doing so would violate Section 409A of the

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Code, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate fair market value of the Common Shares subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of Common Shares (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof. The Committee shall have the discretion to consider and take action to mitigate the tax consequence to the Participant in cancelling an Award in accordance with this clause.

(j) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under this Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Nonexclusivity of this Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options or other equity-based awards otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(l) No Trust or Fund Created. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of this Plan or any Award shall require the Company, for the purpose of satisfying any obligations under this Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under this Plan other than as general unsecured creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(m) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with this Plan by any agent of the Company or the Committee or the Board, other than himself or herself.

(n) Relationship to Other Benefits. No payment under this Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(o) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(p) Severability. If any provision of this Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws in the manner that most closely reflects the original intent of the Award or the Plan, or, if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of this Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award, and the remainder of this Plan and any such Award shall remain in full force and effect.

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(q) Obligations Binding on Successors. The obligations of the Company under this Plan shall be binding upon any successor corporation or organization resulting from the merger, amalgamation, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(r) Code Section 162(m) Approval. If so determined by the Committee, the provisions of this Plan regarding Performance Compensation Awards shall be disclosed and reapproved by stockholders no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case, in order for certain Awards granted after such time to be exempt from the deduction limitations of Section 162(m) of the Code. Nothing in this clause, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(s) Expenses; Gender; Titles and Headings. The expenses of administering this Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in this Plan are for convenience of reference only, and, in the event of any conflict, the text of this Plan, rather than such titles or headings shall control.

(t) Other Agreements. Notwithstanding the above, the Committee may require, as a condition to the grant of and/or the receipt of Common Shares under an Award, that the Participant execute lock-up, stockholder or other agreements, as it may determine in its sole and absolute discretion.

(u) Section 409A. The Plan and all Awards granted hereunder are intended to comply with, or otherwise be exempt from, the requirements of Section 409A of the Code. The Plan and all Awards granted under this Plan shall be administered, interpreted and construed in a manner consistent with Section 409A of the Code to the extent necessary to avoid the imposition of additional taxes under Section 409A(a)(1)(B) of the Code. Notwithstanding anything in this Plan to the contrary, in no event shall the Committee exercise its discretion to accelerate the payment or settlement of an Award where such payment or settlement constitutes deferred compensation within the meaning of Section 409A of the Code unless, and solely to the extent that, such accelerated payment or settlement is permissible under Section 1.409A-3(j)(4) of the Treasury Regulations. If a Participant is a “specified employee” (within the meaning of Section 1.409A-1(i) of the Treasury Regulations) at any time during the twelve (12)-month period ending on the date of his or her termination of employment, and any Award hereunder subject to the requirements of Section 409A of the Code is to be satisfied on account of the Participant’s termination of employment, satisfaction of such Award shall be suspended until the date that is six (6) months after the date of such termination of employment.

(v) Payments. Participants shall be required to pay, to the extent required by applicable law, any amounts required to receive Common Shares under any Award made under this Plan.

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Annex D

APPRAISAL RIGHTS

Section 262 of the General Corporation Law of the State of Delaware

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of§ 265 or § 388 of this title):

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

Annex D-1

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) Repealed by 82 Laws 2020, ch. 256, § 15.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger, consolidation, conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2) If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without

Annex D-2

subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(3) Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e) Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing

Annex D-3

system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.

(f) Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g) At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed

Annex D-4

to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)  Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.

(l) The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.

Annex D-5

Annex E

PRELIMINARY PROXY CARD — SUBJECT TO COMPLETION

Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
OF ACHARI VENTURES HOLDINGS CORP. I
YOUR VOTE IS IMPORTANT

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS
FOR THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS
TO BE HELD ON _______, 2024.

The undersigned, revoking any previous proxies relating to these shares, hereby acknowledges receipt of the Notice and joint proxy statement/prospectus, dated _________, 2024, in connection with the extraordinary general meeting of stockholders (the “Stockholders’ Meeting”) of Achari Ventures Holdings Corp. I (“Achari”) to be held at _____ a.m. Eastern Time on _________, 2024, at ____________, and via a virtual meeting, and hereby appoints Vikas Desai and Merrick Friedman, and each of them (with full power to act alone), the attorneys and proxies of the undersigned, with power of substitution to each, to vote all common stock of Achari registered in the name provided, which the undersigned is entitled to vote at the Stockholders’ Meeting, and at any postponements or adjournments thereof, with all the powers the undersigned would have if personally present. Without limiting the general authorization hereby given, said proxies are, and each of them is, instructed to vote or act as follows on the proposals set forth in the joint proxy statement/prospectus. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the joint proxy statement/prospectus.

THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” PROPOSALS 1 THROUGH 7.
(Continued and to be marked, dated and signed on reverse side)

Please mark vote as indicated in this example	☒	THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, 4, 5, 6, 7 AND 8 AND FOR EACH OF THE PROPOSLAS IN PROPOSAL 3.

Proposal 1 — The Business Combination Proposal — To consider and vote upon a proposal to adopt and approve the Business Combination Agreement (as amended from time to time in accordance with its terms, the “Business Combination Agreement”), dated as of December  6, 2023, by and among Achari, Achari Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Vaso Corporation, a Delaware corporation (“Vaso”), pursuant to which, among other things, Merger Sub shall merge with and into Vaso (the “Merger”), with Vaso being the surviving corporation of the Merger, and, as a result of which, it will become a wholly owned subsidiary of Achari, a copy of the Business Combination Agreement being attached to the accompanying joint proxy statement/prospectus as Annex A, and the transactions contemplated thereby and by the Ancillary Agreements (as defined in the Business Combination Agreement”), including the Merger.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 2 — The Charter Amendment Proposals — To consider and vote upon the approval of the amendment and restatement of the Achari’s Sixth Amended and Restated Certificate of Incorporation (the “Current Charter”), in its entirety, and the adoption of the proposed certificate of incorporation (the “SPAC A&R CoI”), attached to the accompanying joint proxy statement/prospectus as Annex B, in connection with the Business Combination in order to, among other matters, (i) change the post-Business Combination corporate name from “Achari Ventures Holdings Corp. I” to “Vaso Holding Corporation” and (ii) remove various provisions of the Current Charter applicable only to a blank check company that will no longer be applicable to Achari upon consummation of the Business Combination.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 3 — The Governance Proposals — To consider and vote upon the approval of two governance provisions in the SPAC A&R CoI, as presented separately in accordance with the U.S. Securities and Exchange Commission requirements, to:

(i)         Governance Proposal 3A: reclassify all of the outstanding shares of Achari’s common stock into a multiple class common stock structure, including the creation of (a) Class A common stock, par value $0.0001 per share (the “Class A Common Stock”) and (b) Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), with the holders of Class A Common Stock entitled to one vote per share and the holders of Class B Common Stock entitled to one-hundred votes per share; and

FOR ☐	AGAINST ☐	ABSTAIN ☐

(ii)        Governance Proposal 3B: increase the Achari’s authorized common stock from (a) 100,000,000 shares of common stock, par value $0.0001 per share, pre-Business Combination (the “SPAC Shares”) to (b) 110,000,000 shares of common stock post-Business Combination, which shall be divided into 100,000,000 authorized shares of Class A Common Stock and 10,000,000 authorized shares of Class B Common Stock.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 4 — The Reverse Stock Split Proposal — To consider and vote upon an additional change to the SPAC A&R CoI to effect a reverse stock split of the outstanding SPAC Shares at a ratio in the range of 1-for-1 to 2-for-1, the decision to effectuate such reverse stock split and the ratio of such reverse stock split to be determined at the discretion of the Achari Board and subject to certain conditions as further described in the accompanying joint proxy statement/prospectus;

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 5 — The 2024 Equity Incentive Plan Proposal — To consider and vote upon a proposal to approve and adopt the Vaso Holding Corporation 2024 Equity Incentive Plan (the “2024 Equity Incentive Plan”), a copy of which is attached to the accompanying joint proxy statement/prospectus as Annex C, including the authorization of the initial share reserve under the 2024 Equity Incentive Plan as contemplated by the Business Combination Agreement.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 6 — The Nasdaq 20% Proposal — To consider and vote upon a proposal to approve the issuance of shares constituting more than 20% of Achari’s issued and outstanding common stock pursuant to the terms of the Business Combination Agreement, as required by Nasdaq Listing Rules 5635(a), (b) and (d).

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 7 — The Director Election Proposal — To consider and vote upon a proposal to elect Joshua Markowitz, David Lieberman, Jun Ma, Jane Moen, Edgar Rios, Behnam Movaseghi, Leon Dembo, Michael Jackman and Hon. Douglas E. Arpert to serve as directors on Achari’s board of directors until the next annual meeting of Achari’s stockholders or until their respective successors are elected and qualified.

FOR ☐	AGAINST ☐	ABSTAIN ☐

Proposal 8 — The Adjournment Proposal — To approve the adjournment of the Stockholders’ Meeting, if necessary, (i) to permit further solicitation and voting of proxies if, based upon the tabulated vote at the time of the Stockholders’ Meeting, there are not sufficient votes received to pass the resolution to approve the aforementioned proposals at the Stockholders’ Meeting, or (ii) because a quorum for the Stockholders’ Meeting has not been established.

FOR ☐	AGAINST ☐	ABSTAIN ☐
Date: _______________2024
Signature
Signature if held Jointly

Signature should agree with name printed hereon. If shares are held in the name of more than one person, EACH joint owner should sign. Executors, administrators, trustees, guardians and attorneys should indicate the capacity in which they sign. Attorneys should submit powers of attorney.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED STOCKHOLDER. IF THIS PROXY CARD IS SIGNED AND NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSAL SET FORTH IN PROPOSALS 1, 2, 3, 4, 5, 6 AND 7 AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY POSTPONEMENTS OR ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Annex E-1

Annex F

Fairness Opinion of River Corporate Associates

December 1, 2023

The Board of Directors
Vaso Corporation
137 Commercial Street, Suite 200
Plainview, NY 11803

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Vaso Corporation, a Delaware company (“Vaso” or the “Company”), of the Sponsor Consideration (as defined below) proposed to be paid by Vaso to Achari Sponsor Holdings I LLC, a Delaware limited liability company (the “Sponsor”) pursuant to the terms of the Business Combination Agreement (the “Agreement”) to be entered into by and among Achari Ventures Holdings Corp I, a Delaware corporation (“Achari” or the “SPAC”), Achari Merger Sub, Inc. (the “Merger Sub”) and Vaso (the “Transaction”). Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

This Opinion is being provided solely for the information of the board of Vaso. This Opinion and the reviews, analyses, studies and consultations performed in connection with this Opinion are, (i) limited to matters within the scope of our engagement as set forth in the engagement agreement, dated October 25, 2023, between River Corporate Advisors, LLC (“RCA”) and Vaso (the “Engagement Agreement”), and (ii) subject to the covenants, representations and warranties of Vaso described in the Engagement Agreement and in any separate letters or certifications delivered to RCA in connection with this engagement.

TRANSACTION

Vaso intends to combine with the Merger Sub in the Transaction which is the subject of the Agreement. Upon the terms and subject to the conditions set forth in the Agreement, at the Closing, the stockholders of the Company, being the holders of all of the issued and outstanding Company Common Stock, shall sell, transfer, convey, assign and deliver to Merger Sub all of the shares of Company Common Stock to Merger Sub. For purposes of this Fairness Opinion, “Sponsor Consideration” (or the “Sponsor Consideration”) means 750,000 shares of the SPAC with value of $7.5 million assuming Achari’s initial public offering price of $10 and 4.09% of the SPAC assuming the SPAC investors redeem 100% of their shares, an option to sell those shares to Vaso at $8.00 per share (the “Put Option”) and 5 years warrants to purchase 750,000 shares at $11.50 per share (the “Warrants”).

The merger and other transactions described in the Agreement and contemplated by the above transaction description is referred to herein as the “Transaction”.

ENGAGEMENT SCOPE

In connection with the Transaction, the board of Vaso appointed RCA as an independent financial advisor for the purpose of providing a Fairness Opinion on the Transaction. This document constitutes the opinion (the “Fairness Opinion” or the “Opinion”) contemplated by Engagement Agreement with Vaso. The financial adequacy of the value of the Sponsor Consideration is assessed on a stand-alone basis without considering buyer-specific potential synergies.

The Fairness Opinion does not constitute a recommendation regarding the Transaction and makes no reference to the benefits or the likelihood of an alternate transaction.

RCA will receive a fee upon the delivery of this Opinion. RCA’s fee is not contingent upon, or related to, the size of the Transaction, or whether the Sponsor Consideration is accepted. In addition, Vaso has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may provide investment banking and other services to the Company or their respective affiliates in the future, for which we may receive compensation.

Annex F-1

RCA was not asked to and did not: (a) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, assets, businesses or operations of the Company, or any alternatives to the Transaction; (b) negotiate the terms of the Transaction; or (c) advise the management or board of directors or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring after the date hereof.

METHODOLOGY AND DUE DILIGENCE

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement, dated November 29, 2023; (ii) Achari and Vaso’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2022, as filed by Achari and Vaso with the Securities and Exchange Commission (the “SEC”); (iii) certain Current Reports on Form 8-K, as filed by Achari and Vaso with, or furnished to, the SEC; (iv) stock trading charts of Vaso and Achari; and; (v) discussions with Company management. We have also conducted discussions with members of the senior management of Vaso and their respective advisors and representatives regarding such internal information as well as the past and current business, operations, financial condition and prospects of each of Vaso. We did not conduct discussions with the management of Achari. Furthermore, we reviewed (i) comparable reverse mergers and (ii) comparable SPAC mergers. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

OPINION ASSUMPTIONS

Our Opinion is subject to the following assumptions, conditions and limitations:

We assume that the financial statements and other information we were provided were accurate and complete. All have been accepted, without further investigation or independent verification.

We are not responsible for any errors or inaccuracy in historical financial statement, and other information.

Our Opinion assumes that all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and that the Transaction will be consummated as described to us and as provided in the relevant transaction documents provided to us without amendment or modification thereto.

We were not retained to and have not conducted any analysis, review, or investigation of the SPAC’s contingent, disputed or potential liabilities and our Opinion reflects only the contingent liabilities made known to us. RCA has no duty to and does not express any opinion as to the validity, amount, reasonableness, or propriety of such contingent liabilities.

It is understood that this Opinion is limited to the matters set forth herein as of the date hereof, and no opinion may be inferred or implied beyond the matters expressly contained herein or beyond the date hereof (forward-looking statements notwithstanding).

We assume that the Company has provided us with all material non-public information available to the extent relevant and material to this Opinion, and that such party has not withheld any such information that would materially affect or change our Opinion.

We assume that the properties or assets of the Company post the proposed Transaction are as represented to us and that a physical inspection of such assets would not reveal any material facts not known to us that would affect or change our Opinion.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate.

Annex F-2

The use, disclosure, distribution, and other external reference to this Opinion is strictly governed and limited by the terms and conditions set forth in the Engagement Agreement. This Opinion is confidential between RCA and the Company and may not be disclosed to any third party without the express prior written consent of RCA. Notwithstanding the foregoing, RCA hereby consents to such disclosure as may be required in the opinion of Vaso and its counsel in connection with the Transaction, including, without limitation, the inclusion of this letter in its entirety in any proxy statement, prospectus, and/or registration statement to be distributed to securityholders of the Company in connection with the Transaction. No third party may use or rely upon our Opinion for any purpose.

In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the SPAC or the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the SPAC or the Company. We have assumed, with your consent, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the last draft of the Agreement reviewed by us. We have also assumed, with your consent, that the Transaction will be consummated on the terms set forth in the Agreement and the Ancillary Agreements and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the SPAC or the Company, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Given Achari’s nature as a special purpose acquisition company, for purposes of our opinion and with your consent we have assumed a value of $10.00 per share in calculating the value of the Shares to be issued as the Consideration under the Agreement, with such $10.00 value being based on Achari’s initial public offering price. In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Achari Shares may trade or otherwise be transferable at any time before or after announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, Vaso’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Vaso or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Vaso of the Sponsor Consideration to be paid by Vaso pursuant to the terms of the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Vaso or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Vaso or the SPAC or any other party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid by Vaso pursuant to the terms of the Agreement or otherwise. Our opinion (i) does not address the individual circumstances of specific stockholders of Vaso with respect to rights or aspects which may distinguish such holders or equity securities held by such holders, (ii) does not address, take into consideration or give effect to any existing or future rights, preferences, restrictions or limitations or other attributes of any such securities or holders (including the Sponsor) and (iii) does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of Vaso or any other party).

Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have

Annex F-3

any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Vaso as to whether or how such holder should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter.

The opinion expressed herein is provided for the information and assistance of the Board of Directors of Vaso (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.

OPINION

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Sponsor Consideration to be paid by Vaso pursuant to the terms of the Agreement is fair, from a financial point of view, to Vaso.

Very truly yours,

River Corporate Advisors, LLC

Annex F-4

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Registrant’s amended and restated certificate of incorporation provides that its directors, officers, employees and agents are entitled to be indemnified by the Registrant to the fullest extent permitted by Section 145 of the Delaware General Corporation Law (“DGCL”). Section 145 of the DGCL concerning indemnification of officers, directors, employees and agents is set forth below.

Section 145. Indemnification of officers, directors, employees and agents; insurance.

a)      A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

b)      A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

c)

(1)    To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith. For indemnification with respect to any act or omission occurring after December 31, 2020, references to “officer” for purposes of paragraphs (c)(1) and (2) of this section shall mean only a person who at the time of such act or omission is deemed to have consented to service by the delivery of process to the registered agent of the corporation pursuant to § 3114(b) of Title 10 (for purposes of this sentence only, treating residents of this State as if they were nonresidents to apply § 3114(b) of Title 10 to this sentence).

(2)    The corporation may indemnify any other person who is not a present or former director or officer of the corporation against expenses (including attorneys’ fees) actually and reasonably incurred by such person to the extent he or she has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein.

d)      Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination:

(1)    By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

(2)    By a committee of such directors designated by majority vote of such directors, even though less than a quorum; or

(3)    If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

(4)    By the stockholders.

e)      Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

f)      The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to or repeal or elimination of the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

g)      A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section. For purposes of this subsection, insurance shall include any insurance provided directly or indirectly (including pursuant to any fronting or reinsurance arrangement) by or through a captive insurance company organized and licensed in compliance with the laws of any jurisdiction, including any captive insurance company licensed under Chapter 69 of Title 18, provided that the terms of any such captive insurance shall:

1)      Exclude from coverage thereunder, and provide that the insurer shall not make any payment for, loss in connection with any claim made against any person arising out of, based upon or attributable to any (i) personal profit or other financial advantage to which such person was not legally entitled or (ii) deliberate criminal or deliberate fraudulent act of such person, or a knowing violation of law by such person, if (in the case of the foregoing paragraph (g)(1)(i) or (ii) of this section) established by a final, nonappealable adjudication in the underlying proceeding in respect of such claim (which shall not include an action or proceeding initiated by the insurer or the insured to determine coverage under the policy), unless and only to the extent such person is entitled to be indemnified therefor under this section;

2)      Require that any determination to make a payment under such insurance in respect of a claim against a current director or officer (as defined in paragraph (c)(1) of this section) of the corporation shall be made by a independent claims administrator or in accordance with the provisions of paragraphs (d)(1) through (4) of this section; and

3)      Require that, prior to any payment under such insurance in connection with any dismissal or compromise of any action, suit or proceeding brought by or in the right of a corporation as to which notice is required to be given to stockholders, such corporation shall include in such notice that a payment is proposed to be made under such insurance in connection with such dismissal or compromise.

For purposes of paragraph (g)(1) of this section, the conduct of an insured person shall not be imputed to any other insured person. A corporation that establishes or maintains a captive insurance company that provides insurance pursuant to this section shall not, solely by virtue thereof, be subject to the provisions of Title 18.

h)      For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

i)       For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

j)       The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

k)      The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Registrant’s directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In connection with this Registration Statement, the Registrant has undertaken that, in the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

In accordance with Section 102(b)(7) of the DGCL, the Registrant’s amended and restated certificate of incorporation provides that no director shall be personally liable to the Registrant or any of its stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision on the Registrant’s amended and restated certificate of incorporation is to eliminate the Registrant’s rights and those of the stockholders (through stockholders’ derivative suits on the Registrant’s behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate the Registrant’s rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with the Registrant’s amended and restated certificate of incorporation, the liability of the Registrant’s directors to it or its stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of the Registrant’s amended and restated certificate of incorporation limiting or eliminating the liability of directors, whether by its stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to further limit or eliminate the liability of directors on a retroactive basis.

The Registrant’s amended and restated certificate of incorporation provides that it will, to the fullest extent authorized or permitted by applicable law, indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the Registrant) by reason of the fact that he or she is or was a director, officer, employee or agent of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprises, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually incurred by him or her in connection with such action, suit or proceeding.

Any repeal or amendment of provisions of the Registrant’s amended and restated certificate of incorporation affecting indemnification rights, whether by the Registrant’s stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Registrant’s amended and restated certificate of incorporation permits it, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by the Registrant’s amended and restated certificate of incorporation.

Any repeal or amendment of provisions of the Registrant’s bylaws affecting indemnification rights, whether by the Registrant’s board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits the Registrant to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

The Registrant has entered into indemnification agreements with each of its officers and directors. These agreements require the Registrant to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their respective service to the Registrant, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Registrant’s bylaws also permit the Registrant to secure insurance on behalf of any officer, director, employee or agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. The Registrant intends to enter into indemnification agreements with future directors and executive officers. In addition, the Registrant expects to purchase a policy of directors’ and officers’ liability insurance that insures the Registrant’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures the Registrant against its obligations to indemnify its officers and directors.

Item 21. Exhibits and Financial Statement Schedules.

(a)    Exhibits

Exhibit Number	Description of Exhibit
1.1

Underwriting Agreement between the Company and Chardan Capital Markets, LLC dated October 14, 2021 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed with the Securities & Exchange Commission on October 20, 2021).

2.1†

Business Combination Agreement, dated as of December 6, 2023, by and among Achari Ventures Holdings Corp. I, Achari Merger Sub, Inc. and Vaso Corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023)

3.1	The Company’s Fifth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 21, 2023).
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on October 14, 2021).
3.3*

Sixth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).

3.4*

Form of the Seventh Amended and Restated Certificate of Incorporation of Vaso Holding Corporation (attached as Annex B to the joint proxy statement/prospectus which forms part of this Registration Statement).

3.5

Form of proposed Amended and Restated Bylaws of Vaso Holding Corporation to be in effect upon the consummation of the Business Combination (incorporated by reference to Exhibit 3.4 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on February 14, 2024).

4.1

Warrant Agreement between Continental Stock Transfer & Trust Company and the Company dated October 14, 2021 (incorporated by reference to Exhibit 4.1 to the Form 8-K filed with the Securities & Exchange Commission on October 20, 2021).

4.2	Specimen Unit Certificate (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on August 5, 2021).
4.3	Specimen Public Shares Certificate (incorporated by reference to Exhibit 4.2 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on August 5, 2021).
4.4	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on August 5, 2021).
5.1*	Legal opinion of Katten Muchin Rosenman LLP (incorporated by reference to Exhibit 5.1 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
8.1*	Tax Opinion of Ortoli Rosenstadt LLP (incorporated by reference to Exhibit 8.1 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
10.1

Form of Sponsor Letter Agreement by and among the Company, Vaso Corporation and the Sponsor (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023).

10.2*

Form of Put Option Agreement by and among the Company, Vaso Corporation and the Sponsor (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 5, 2024).

Exhibit Number	Description of Exhibit
10.3

Form of Registration Rights Agreement by and among the Company and the Sponsor (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023).

10.4	Form of Lock Up Agreement (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023).
10.5	Form of Director Incentive Agreement (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023).
10.6

Form of Support Agreement among the Company, Vaso Corporation and directors and executive officers of Vaso Corporation (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K, filed with the SEC on December 7, 2023).

10.7*	Form of the 2024 Equity Incentive Plan of Vaso Holding Corporation (attached as Annex C to the joint proxy statement/prospectus which forms part of this Registration Statement).
10.8*

Fourth Amended and Restated Investment Management Trust Agreement, dated July 16, 2024, between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed with the SEC on July 16, 2024)

10.9

Letter Agreement between the Company and the Underwriter dated October 14, 2021 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed with the Securities & Exchange Commission on October 20, 2021).

10.10

Registration Rights Agreement between the Company and certain security holders (incorporated by reference to Exhibit 10.3 to the Form 8-K filed with the Securities & Exchange Commission on October 20, 2021).

10.11

Private Placement Warrants Purchase Agreement between the Company and Achari Sponsor Holdings I LLC (incorporated by reference to Exhibit 10.4 to the Form 8-K filed with the Securities & Exchange Commission on October 20, 2021).

10.12

Securities Subscription Agreement between the Company and the Sponsor dated February 7, 2021 (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1/A filed with the Securities & Exchange Commission on October 5, 2021).

10.13*#	Sales Representative Agreement between GE Healthcare Division of General Electric Company and Vaso Diagnostics, Inc. d/b/a VasoHealthcare, a subsidiary of Vasomedical, Inc. dated as of May 19, 2010.
10.14*	Employment Agreement entered into as of March 21, 2011 between Vasomedical, Inc. and Jun Ma, as amended.
10.15*#

Amendment to Sales Representative Agreement between GE Healthcare Division of General Electric Company and Vaso Diagnostics, Inc. d/b/a VasoHealthcare, a subsidiary of Vasomedical, Inc. dated as of June 20, 2012

10.16*	Employment Agreement, dated as of December 31, 2022, between Vaso Corporation and Jane Moen
10.17

Form of indemnification agreements to be entered into with the directors and executive officers of Vaso following the consummation of the Business Combination (incorporated by reference to Exhibit 10.5 to the Form 8-K filed with the Securities & Exchange Commission on December 7, 2023)

10.18*	Amended and Restated Vaso Working Capital Letter Agreement among Achari Ventures Holdings Corp. I, Merger Sub, the Sponsor and Vaso Corporation, dated as of July 3, 2024.
10.19*	Acknowledgement and Agreement entered into on May 23, 2024 among the SPAC, Merger Sub and Vaso and modifying terms of the Business Combination Agreement.
16.1*

Letter from Marcum LLP, dated February 14, 2024 (incorporated by reference to Exhibit 16.1 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on February 14, 2024).

23.1*

Consent of Withum Smith + Brown, PC., independent registered public accounting firm of the Company. (incorporated by reference to Exhibit 23.1 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).

23.2*

Consent of UHY LLP, independent registered public accounting firm of Vaso Corporation (incorporated by reference to Exhibit 23.2 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).

23.3*	Consent of Katten Muchin Rosenman LLP (included in Exhibit 5.1)
23.4*	Consent of Ortoli Rosenstadt LLP (included in Exhibit 8.1)

Exhibit Number	Description of Exhibit
24.1*	Power of Attorney (included on signature page to the initial filing of this registration statement).
99.1*	Form of Proxy Card (attached as Annex E to the joint proxy statement/prospectus which forms part of this Registration Statement).
99.2*	Consent of Jun Ma (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.3*	Consent of Joshua Markowitz (incorporated by reference to Exhibit 99.3 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.4*	Consent of David Lieberman (incorporated by reference to Exhibit 99.4 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.5*	Consent of Jane Moen (incorporated by reference to Exhibit 99.5 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.6*	Consent of Edgar Rios (incorporated by reference to Exhibit 99.6 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.7*	Consent of Behnam Movaseghi (incorporated by reference to Exhibit 99.7 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.8*	Consent of Leon Dembo (incorporated by reference to Exhibit 99.8 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.9*	Consent of Michael Jackman (incorporated by reference to Exhibit 99.9 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
99.10*	Consent of Hon. Douglas E. Arpert (incorporated by reference to Exhibit 99.10 to the Registration Statement on Form S-4/A filed with the Securities & Exchange Commission on July 19, 2024).
107.1*	Filing Fee Table.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema Document.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

____________

*        Previously filed.

**      Filed herewith.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

#        Certain confidential portions of this exhibit were omitted by means of marking such portions with asterisks because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

Item 22. Undertakings.

(a)     The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)     The undersigned Registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 8 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2024.

By:	/s/ Vikas Desai
	Name:	Vikas Desai
	Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement, as amended, has been signed below by the following persons in the capacities and on the dates indicated:

Name	Position	Date
/s/ Vikas Desai	Chief Executive Officer and Director	July 25, 2024
Vikas Desai	(Principal Executive Officer)
/s/ Mitchell Hara*	Chief Financial Officer	July 25, 2024
Mitchell Hara	(Principal Financial and Accounting Officer)
/s/ Merrick Friedman*	Director	July 25, 2024
Merrick Friedman
/s/ Seth Farbman*	Director	July 25, 2024
Seth Farbman
/s/ Kevin K. Albert*	Director	July 25, 2024
Kevin K. Albert
/s/ Mark Pelson*	Director	July 25, 2024
Mark Pelson
/s/ Timothy J. Seymour*	Director	July 25, 2024
Timothy J. Seymour
/s/ Harry DeMott*	Director	July 25, 2024
Harry DeMott
* Pursuant to power of attorney
By: /s/ Vikas Desai
Vikas Desai